2023 Letter to Shareholders





CHRISTOPHER J. SWIFT
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Dear Shareholders,

Throughout The Hartford's proud and vibrant history, we have provided people with the support and protection they need to pursue their unique ambitions, seize opportunity and prevail through unexpected challenges. Our highly recognized Stag logo symbolizes The Hartford's strength, stability and commitment to create value for our stakeholders. In 2022, we continued this legacy, delivering another year of strong financial results while demonstrating consistent execution excellence and the effectiveness of our strategy. Our superior customer experience, investments in tools and capabilities, deep distribution relationships and exceptional talent are competitive differentiators that power The Hartford's outstanding financial results and progress against our objectives. These competitive advantages helped us deliver:

- Full year net income available to common stockholders of $1.8 billion ($5.44 per diluted share)
- Full year core earnings[1] of $2.5 billion ($7.56 per diluted share[1])
- Net income ROE[2] for the year of 11.6%
- Core earnings ROE[1] for the year of 14.4%
- Book value per diluted share of $41.53
- Book value per diluted share (ex. AOCI)[1] of $53.63

With our performance-driven culture, outstanding underwriting, exceptional talent and innovative customer-centric technology, I am confident in our ability to sustain superior returns and create value for all our stakeholders.

> Highlighting Our 2022 Performance

Our 2022 financial results demonstrate the effectiveness of our strategy and the benefits of continued investments in our businesses, which generated strong growth and margins in Commercial Lines; target returns in Group Benefits; a plan to return to target profitability in Personal Lines; and healthy returns from our investment portfolio.

Across **Commercial Lines**, we are combining our brand, breadth of product and distribution, and enhanced underwriting capabilities with a differentiated customer experience to capture market share while maintaining or improving already strong margins. Strong exposure growth, pricing increases, higher policy retention and continued strong new business drove written premium growth in 2022. Combined ratio improved, driven by earned pricing exceeding loss cost trends across most lines and improving expense leverage.

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[1] Denotes financial measure not calculated based on GAAP.
[2] Return on common stockholders' equity.



THE HARTFORD

- **Small Commercial** remained a growth engine for The Hartford, generating record-breaking written premium and new business levels while consistently producing sub-90 combined ratios through industry-leading products and digital capabilities. Beyond our traditional product lines, we continue to expand our capabilities in excess and surplus (E&S) binding lines. With current written E&S premiums exceeding $100 million and evolving innovative capabilities within our broker quoting platform, we expect to become a leading destination for E&S binding opportunities, a strong complement to our existing admitted retail offering.

- **Middle & Large Commercial** written premiums grew 10% for the year with improved policy retention and solid new business. Combined ratio improved by approximately 8 points since 2019 with a written premium compounded growth rate of 6% over the same period. Data science capabilities and industry-leading pricing segmentation analytics, paired with exceptional talent, have delivered healthy margins, which we believe position us well for continued profitable growth in this business.

- **Global Specialty** has meaningfully increased the size and scale of our specialty business to $3.6 billion of gross written premium, including more than $800 million of E&S premium, since our strategic acquisition in 2019. Across Commercial Lines, we are leveraging the Global Specialty franchise to further grow and expand our capabilities and capture greater share of the $82 billion E&S market. Results were outstanding with a combined ratio of 89.9%, improving over 4 points from prior year and more than 13 points from 2019, demonstrating our execution tenacity while leveraging our enhanced underwriting tools and expert talent to produce strong results. Our competitive position, product breadth and solid renewal written pricing drove a 9% increase in gross written premium for the year, including 41% growth in our global reinsurance business, 19% in ocean marine and 27% in international casualty.

In **Personal Lines**, pricing accelerated across auto and home, resulting in written premium growth of 2% for the year. Like others in the industry, our auto underlying combined ratios[3] remain elevated as we continue to experience inflationary pressure; however, we have actively responded with rate filings. We kept pace with loss cost trends in homeowners through net rate and insured value increases, reflected in renewal written pricing of 10.7%.

In **Group Benefits**, we expect the marketplace to remain dynamic as digital transformation, product innovation and customer demands accelerate. We are making significant investments in this business and have a clear roadmap for the future that we believe will strengthen our market leadership position going forward. Our net income margin of 5.0% and core earnings margin[3] of 6.5% for the full year represent a significant increase from last year as excess mortality has materially declined. Meanwhile, long-term disability trends are stable and within our expectations for incidence rates and recoveries. In 2022, fully insured sales were $801 million, up 5%, and employer group persistency was approximately 92%, a very strong result.

Hartford Funds continues to expand its product offerings to meet changing investor demands, including expanding its ETF offerings and sustainable product set. Net income decreased for the year, primarily due to lower fee income (net of variable expenses) driven by market value declines and, to a lesser extent, net outflows over the preceding 12 months.

Supporting The Hartford's 2022 performance, the investment portfolio delivered $2.177 billion of net investment income, with limited partnerships contributing $515 million, a 14.4% annualized return. Credit quality remained very strong with negligible impairments.

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[3] Denotes financial measure not calculated based on GAAP.

> **Purpose and Strategic Priorities**



SHAREHOLDER VALUE CREATION

A clear roadmap to generate superior risk-adjustment returns.

Accelerate **profitable organic growth** across all businesses.

Unwavering focus on **ROE performance**, driven by underwriting excellence.

Consistent generator of **excess capital**, optimizing superior returns.

Ethical culture supported by **industry-leading sustainability** practices.

MAXIMIZE VALUE CREATION FOR ALL STAKEHOLDERS

We have built a winning portfolio of businesses, increased the breadth and depth of our product offering and strengthened our distribution relationships. With the talent and capabilities needed to grow, we are more confident than ever in our ability to deliver industry-leading financial performance while creating value for all our stakeholders.

To bolster and extend our existing competitive advantages, we will continue to invest in technology and data capabilities that advance underwriting excellence, digitize business processes, differentiate the customer experience and increase efficiency while enabling our workforce to contribute to their full potential. We continue to introduce new digital tools to better serve customers and allow employees to focus on the highest value activities.

In addition, we are modernizing our infrastructure with a greater emphasis on cloud computing, with the goal of further advancing our data analytics, improving speed to market and enabling innovation. Our ongoing Hartford Next program, on track to deliver $625 million in savings by year-end 2023 as compared to 2019, is contributing to overall efficiency and helping to fuel these investments.

Empowering our success is an incredibly talented and dedicated team of professionals. The Hartford's vibrant and inclusive culture sets us apart. With sustained top quartile employee engagement and investments in employee development, flexible work arrangements and career mobility, The Hartford creates stability for our customers through strong retention, preserving knowledge as a key asset to our business.

> **Perspectives on the Industry and Economy**

The war in Ukraine and lingering impacts of COVID-19 contributed to economic volatility throughout 2022. The Federal Reserve began to address persistent elevated inflation with steep and swift interest rate increases. While elevated inflation and rising rates began to impact consumers and business investment growth, jobs remained resilient with unemployment at levels not seen since the 1960s. Concern that a tight labor market could lead to upward wage spiraling further supported the Federal Reserve's quantitative tightening. In turn, capital markets suffered materially in 2022, with negative investment returns across interest rates, fixed income and public equities.

The Federal Reserve continues to focus on inflation in 2023. The failure of three U.S. banks and collapse of Credit Suisse in March is expected to lead to tighter credit conditions which also could help fight elevated inflation. With this backdrop, economic activity will likely slow, while uncertainty around the pace and level of interest rates increases. However, The Hartford's businesses are strong and designed to continue delivering healthy results through economic cycles.

As a property and casualty (P&C) insurer, The Hartford is highly attuned to monitoring and managing threats through the geopolitical landscape. Threats to cybersecurity are significant, complex and constantly evolving. The Hartford takes the issue seriously for the safety, security and stability of our clients in all the industries that we support. At the same time, we continue to invest in strengthening security protocols and capabilities for our own operations.

As part of a highly regulated industry, The Hartford must navigate an increasingly divisive legislative and regulatory environment, which is creating uncertainty in the insurance market. A bipartisan, collaborative approach to legislation yields more durable laws and a more stable regulatory environment. That stability is essential for companies to best serve the interests of their stakeholders through product innovation and service delivery enhancements.

The Hartford continues to take action to address volatility. As an industry leader, we are encouraging lawmakers to work together on public policy solutions that make good sense and promote a more stable regulatory environment. Where societal issues come into play, we are engaging with policymakers to better understand challenges and uncover solutions as part of insurance regulation or broader reforms. In addition, as a board director and executive committee member of the American Property Casualty Insurance Association (APCIA), I advocate for strong market-based solutions and effective public policy.

Turning the tide on this atmosphere of political divisiveness will take a concerted effort from many stakeholders, not just political leaders. The business community must play a role in promoting civil discourse and bipartisan public policy — and The Hartford is stepping up to this responsibility. We detail our efforts to help amplify the voice of our company, customers and shareholders through leadership and advocacy in our Political Engagement statements on TheHartford.com.[4]

> Sustainability

The Hartford is strengthened by a sustainability strategy that recognizes and serves the intertwined — and interdependent — needs and interests of *each* of our stakeholders to create long-term sustainable value for *all* our stakeholders.

In 2022, we fortified our governance structure to better identify, assess and address environmental, social and governance risks and opportunities. Additionally, in December we announced[5] the appointment of a Chief Sustainability Officer (CSO). Our CSO guides The Hartford's overall sustainability efforts across the enterprise and furthers our leadership in environmental action, social responsibility and high standards of corporate governance.

At The Hartford, employees are encouraged to share their perspectives and are empowered to perform at their best. We are committed to workplace environments that foster flexibility, innovation, equity and inclusivity and are guided by our belief in programs that support employees' physical, mental, social and financial well-being. We have embraced a hybrid work model and leaned into the intentional use of in-person interactions with both internal teams and stakeholders as well as our external customers. This model allows us to leverage inclusive talent practices broadly across our organization driving strategy, growth and innovation along with career mobility and advancement.

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[4] Visit ir.thehartford.com/corporate-governance/political-engagement/
[5] Visit newsroom.TheHartford.com

Our employees demonstrate our true character throughout their communities. Last year, The Hartford's employees contributed more than 107,000 volunteer hours and donated nearly $3.2 million to causes important to them.

As a company that continues to integrate purpose into our value-creation strategy, 2022 marked the fifth straight year that The Hartford was named[6] to JUST Capital and CNBC's list of America's Most JUST Companies for 2023.

❯ Environment

We understand that the insurance industry has a significant role to play in supporting the energy transition, both with product solutions and investments to support renewable energy and decarbonization technologies and by reducing our carbon footprint. Last year, The Hartford announced a goal of net zero Greenhouse Gas emissions (GHG emissions) for the full range of our businesses and operations by 2050, in alignment with the Paris Climate Accord. We also continue to make progress toward our goal of investing $2.5 billion through 2026 in technologies, companies and funds that are advancing the energy transition and addressing climate change. As we seek to make progress on our climate initiatives, we remain committed to a *pragmatic approach* that reflects a *balanced transition* to a green economy. Our priorities must serve both our climate goals and our commitment to a just and equitable energy transition, while keeping shareholder value creation central to our journey.

❯ Diversity, Equity & Inclusion

We have a well-established and widely recognized[6] reputation for our diversity, equity and inclusion (DEI) efforts. I am proud to share that The Hartford was chosen as a 2023 Catalyst Award[7] winner, the premier global recognition of organizational diversity, equity and inclusion initiatives that drive representation and inclusion for women. The Hartford continues to work toward its 2030 representation goals[8] to increase women and people of color in senior leadership roles and as of Dec. 31, 2022, representation for women and people of color is above our interim goal. DEI criteria are embedded into our long-term incentive program metrics as a way to challenge senior leaders to achieve representation goals. Fostering equitable workplaces where everyone is welcome, respected for who they are and encouraged to apply their unique abilities to meet the needs of an increasingly diverse and competitive marketplace is a priority at all levels of the company.

As a signatory to the CEO Action for Diversity & Inclusion™ pledge and a governing committee member with the CEO Action for Racial Equity (CEOARE) organization, I remain personally committed to advocating for change in our business and industry. We recently recommitted with the appointment of two new fellows in support of CEOARE efforts.

❯ Community Engagement

We are using our knowledge, data, people and resources to advance social equity in our communities and break down barriers to human achievement.

Nationally, we are proud to continue our important work to further a public dialogue on mental health and addiction, and foster stigma-free work environments. In 2022, we partnered with leading nonprofits on research and education including the National Alliance on Mental Illness (NAMI), the Milken Institute, Yale School of Medicine and Shatterproof.

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6 Visit newsroom.TheHartford.com/recognition
7 Visit https://www.catalyst.org/media-release/hartford-upmc-awards-2023/
8 Visit TheHartford.com/about-us/corporate-diversity/goals-commitments

Locally, in the city of Hartford and the Asylum Hill neighborhood where we are headquartered, we are providing hundreds of families with access to economic, workplace, educational and homeownership opportunities.

In 2022, we also marked the 75th anniversary of the Junior Fire Marshal® program, our marquee fire safety educational program.[9] We remain steadfast in our long-standing commitment to reduce the frequency and impact of home fires in the U.S. and continue to partner with schools and fire departments to teach children lifesaving fire safety lessons. Last year we deputized an additional 500,000 students as Junior Fire Marshals, adding to the 112 million students who have participated in the program since its 1947 inception.

Finally, as a leading disability carrier, we have seen the power of participation in sports following an injury or illness and are on a mission to make adaptive sports and equipment more accessible to children and adults with disabilities. In the past year, our efforts supporting the adaptive sports movement benefited more than 10,000 people.

> ### Governance

Ethics and compliance are deeply embedded in our culture. In 2022, 96% of employees surveyed in our annual engagement study reported a strong belief that The Hartford demonstrates a commitment to ethical business decisions and conduct. Additionally, for the 14th time, The Hartford was named "One of The World's Most Ethical Companies" by the Ethisphere Institute.[10]

With strong support from the company's board of directors, The Hartford's strategy embeds sustainability principles across our businesses and operations to drive long-term value creation while contributing to the advancement of society at large. Our proxy statement and upcoming Sustainability Report include additional details on how our purpose-driven strategy is addressing some of society's most pressing issues.

> ## A Proven Performer

The Hartford is well-positioned to continue delivering industry-leading financial performance. A history of strong financial and shareholder returns, our performance-driven culture, diversified business lines and balanced capital deployment contribute to my excitement and confidence about The Hartford's future.

Looking ahead, we will keep maximizing our strengths, consistently delivering for shareholders, reinforcing our reputation for doing the right thing and making good on our promises. Our talented employees are key to achieving these commitments, and we continue to enable them with a differentiated, inclusive culture that is built on empathy, equity and trust and aligned around our purpose: underwriting human achievement.

Thank you for your ongoing support.

CHRISTOPHER J. SWIFT
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

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[9] Visit https://www.TheHartford.com/about-us/junior-fire-marshal
[10] Visit newsroom.TheHartford.com/recognition

DISCUSSION OF NON-GAAP FINANCIAL MEASURES. The Hartford uses non-GAAP financial measures in this letter to assist investors in analyzing the Company's operating performance for the periods presented herein. Because The Hartford's calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing The Hartford's non-GAAP financial measures to those of other companies. Definitions and calculations of non-GAAP and other financial measures used in this letter can be found below, in The Hartford's news release issued on February 2, 2023, The Hartford's Quarterly Reports on Form 10-Q, The Hartford's 2022 Annual Report on Form 10-K, and other filings made with the U.S. Securities and Exchange Commission, which are available on The Hartford's website, https://ir.thehartford.com.

Some of the statements in this letter, including those related to our goal of achieving net zero GHG emissions for the full range of our businesses and operations by 2050, may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Factors that could cause actual results to differ, possibly materially, from those in the forward-looking statements include, but are not limited to, our ability to formulate and implement plans to reduce our Scope 1 and 2 GHG emissions as anticipated; our reliance on third parties, whose actions are outside our control, to reduce our Scope 3 GHG emissions; and the lack of widely accepted standards for measuring greenhouse gas emissions associated with underwriting, insurance and investment activities, as well as other factors discussed in our 2022 Annual Report on Form 10-K, subsequent Quarterly Reports on Forms 10-Q, and the other filings we make with the Securities and Exchange Commission. We assume no obligation to update this letter, which speaks as of the date issued.

From time to time, The Hartford may use its website to disseminate material company information. Financial and other important information regarding The Hartford is routinely accessible through and posted on our website at https://ir.thehartford.com. In addition, you may automatically receive email alerts and other information about The Hartford when you enroll your email address by visiting the "Email Alerts" section at https://ir.thehartford.com.

Core earnings – The Hartford uses the non-GAAP measure core earnings as an important measure of the Company's operating performance. The Hartford believes that core earnings provides investors with a valuable measure of the performance of the Company's ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain items. Therefore, the following items are excluded from core earnings:

- Certain realized gains and losses – Generally realized gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income.

- Restructuring and other costs – Costs incurred as part of a restructuring plan are not a recurring operating expense of the business.

- Loss on extinguishment of debt – Largely consisting of make-whole payments or tender premiums upon paying debt off before maturity, these losses are not a recurring operating expense of the business.

- Gains and losses on reinsurance transactions – Gains or losses on reinsurance, such as those entered into upon sale of a business or to reinsure loss reserves, are not a recurring operating expense of the business.

- Integration and other non-recurring M&A costs – These costs, including transaction costs incurred in connection with an acquired business, are incurred over a short period of time and do not represent an ongoing operating expense of the business.

- Change in loss reserves upon acquisition of a business – These changes in loss reserves are excluded from core earnings because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition.

- Deferred gain resulting from retroactive reinsurance and subsequent changes in the deferred gain – Retroactive reinsurance agreements economically transfer risk to the reinsurers and excluding the deferred gain on retroactive reinsurance and related amortization of the deferred gain from core earnings provides greater insight into the economics of the business.

- Change in valuation allowance on deferred taxes related to non-core components of before tax income – These changes in valuation allowances are excluded from core earnings because they relate to non-core components of before tax income, such as tax attributes like capital loss carryforwards.

- Results of discontinued operations – These results are excluded from core earnings for businesses sold or held for sale because such results could obscure the ability to compare period over period results for our ongoing businesses.

- In addition to the above components of net income available to common stockholders that are excluded from core earnings, preferred stock dividends declared, which are excluded from net income available to common stockholders, are included in the determination of core earnings. Preferred stock dividends are a cost of financing more akin to interest expense on debt and are expected to be a recurring expense as long as the preferred stock is outstanding.

Net income (loss) and net income (loss) available to common stockholders are the most directly comparable U.S. GAAP measures to core earnings. Core earnings should not be considered as a substitute for net income (loss) or net income (loss) available to common stockholders and does not reflect the overall profitability of the Company's business. Therefore, The Hartford believes that it is useful for investors to evaluate net income (loss), net income (loss) available to common stockholders, and core earnings when reviewing the Company's performance. A reconciliation of net income available to common stockholders to core earnings is set forth below.

	YEAR ENDED DECEMBER 31,
	2022
Net income available to common stockholders	**$ 1,794**
Adjustments to reconcile net income available to common stockholders to core earnings:	
Net realized losses excluded from core earnings, before tax	626
Restructuring and other costs, before tax	13
Loss on extinguishment of debt, before tax	9
Integration and other non-recurring M&A costs, before tax	21
Change in deferred gain on retroactive reinsurance, before tax	229
Income tax benefit	(200)
Core earnings	**$ 2,492**

Core earnings per diluted share – This non-GAAP per share measure is calculated using the non-GAAP financial measure core earnings rather than the GAAP measure net income. The Company believes that core earnings per diluted share provides investors with a valuable measure of the Company's operating performance for the same reasons applicable to its underlying measure, core earnings. Net income (loss) available to common stockholders per diluted common share is the most directly comparable GAAP measure. Core earnings per diluted share should not be considered as a substitute for net income (loss) available to common stockholders per diluted common share and does not reflect the overall profitability of the Company's business. Therefore, the Company believes that it is useful for investors to evaluate net income (loss) available to common stockholders per diluted common share and core earnings per diluted share when reviewing the Company's performance. A reconciliation of net income available to common stockholders per diluted share to core earnings per diluted share is set forth below.

	YEAR ENDED DECEMBER 31,
	2022
Net income available to common stockholders per diluted share	**$5.44**
Adjustments made to reconcile net income available to common stockholders per diluted share to core earnings per diluted share:	
Net realized losses, excluded from core earnings, before tax	1.90
Restructuring and other costs, before tax	0.04
Loss on extinguishment of debt, before tax	0.03
Integration and other non-recurring M&A costs, before tax	0.06
Change in deferred gain on retroactive reinsurance, before tax	0.69
Income tax benefit on items excluded from core earnings	(0.60)
Core earnings per diluted share	**$7.56**

Core earnings return on equity – The Company provides different measures of the return on stockholders' equity (ROE). Core earnings ROE is calculated based on non-GAAP financial measures. Core earnings ROE is calculated by dividing (a) the non-GAAP measure core earnings for the prior four fiscal quarters by (b) the non-GAAP measure average common stockholders' equity, excluding AOCI. Net income ROE is the most directly comparable U.S. GAAP measure. The Company excludes AOCI in the calculation of core earnings ROE to provide investors with a measure of how effectively the Company is investing the portion of the Company's net worth that is primarily attributable to the Company's business operations. The Company provides to investors return on equity measures based on its non-GAAP core earnings financial measure for the reasons set forth in the core earnings definition. A reconciliation of net income ROE to core earnings ROE is set forth below.

	LAST 12 MONTHS ENDED DECEMBER 31,
	2022
Net income ROE	**11.6%**
Adjustments to reconcile net income (loss) ROE to core earnings ROE:	
Net realized losses, excluded from core earnings, before tax	4.1%
Restructuring and other costs, before tax	0.1%
Loss on extinguishment of debt, before tax	0.1%
Integration and other non-recurring M&A costs, before tax	0.1%
Change in deferred gain on retroactive reinsurance, before tax	1.5%
Income tax benefit on items not included in core earnings	(1.3%)
Impact of AOCI, excluded from denominator of core earnings ROE	(1.8%)
Core earnings ROE	**14.4%**

Book value per diluted share (excluding AOCI) – This is a non-GAAP per share measure that is calculated by dividing (a) common stockholders' equity, excluding AOCI, after tax, by (b) common shares outstanding and dilutive potential common shares. The Company provides this measure to enable investors to analyze the amount of the Company's net worth that is primarily attributable to the Company's business operations. The Company believes that excluding AOCI from the numerator is useful to investors because it eliminates the effect of items that can fluctuate significantly from period to period, primarily based on changes in interest rates. Book value per diluted share is the most directly comparable U.S. GAAP measure. A reconciliation of book value per diluted share to book value per diluted share, excluding AOCI, is set forth below.

	AS OF DECEMBER 31,
	2022
Book value per diluted share	**$41.53**
Per diluted share impact of AOCI	12.10
Book value per diluted share (excluding AOCI)	**$53.63**

Core earnings margin – The Hartford uses the non-GAAP measure core earnings margin to evaluate, and believes it is an important measure of, the Group Benefits segment's operating performance. Core earnings margin is calculated by dividing core earnings by revenues, excluding buyouts and realized gains (losses). Net income margin, calculated by dividing net income by revenues, is the most directly comparable U.S. GAAP measure. The Company believes that core earnings margin provides investors with a valuable measure of the performance of Group Benefits because it reveals trends in the business that may be obscured by the effect of buyouts and realized gains (losses) as well as other items excluded in the calculation of core earnings. Core earnings margin should not be considered as a substitute for net income margin and does not reflect the overall profitability of Group Benefits. Therefore, the Company believes it is important for investors to evaluate both core earnings margin and net income margin when reviewing performance. A reconciliation of net income margin to core earnings margin is set forth below.

	FOR THE YEARS ENDED DECEMBER 31,	
	2022	2021
Net income margin	**5.0%**	**3.9%**
Adjustments to reconcile net income margin to core earnings margin:		
Net realized losses (gains), before tax	1.8%	(2.0)%
Integration and other non-recurring M&A costs, before tax	0.1%	0.1%
Income tax expense (benefit)	(0.4)%	0.5%
Core earnings margin	**6.5%**	**2.5%**



THE HARTFORD

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NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS, PROXY STATEMENT AND 2022 ANNUAL REPORT

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

Date and Time
Wednesday, May 17, 2023
12:30 p.m. EDT

Access*
www.virtualshareholdermeeting.com/HIG2023

Record Date
You may vote if you were a shareholder of record at the close of business on March 20, 2023.

Voting Items
Shareholders will vote on the following items of business:

	Board Recommendation	Page
1. Elect a Board of Directors for the coming year;	**FOR**	12
2. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023;	**FOR**	35
3. Consider and approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement;	**FOR**	37
4. Vote on shareholder proposal that the Company's Board adopt and disclose a policy for the time bound phase out of underwriting risks associated with new fossil fuel exploration and development projects; and	**AGAINST**	72
5. Act upon any other business that may properly come before the Annual Meeting or any adjournment thereof.		

The Hartford's proxy materials are available via the internet at http://ir.thehartford.com** and www.proxyvote.com, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts.

We hope that you will participate in the Annual Meeting, either by attending and voting at the virtual meeting or by voting through other means. For instructions on voting, please refer to page 78 under "How do I vote my shares?"

We urge you to review the proxy statement carefully and exercise your right to vote.

Dated: April 6, 2023

By order of the Board of Directors

Donald C. Hunt
Senior Vice President and Corporate Secretary

* In order to support the health and well-being of our shareholders, employees, partners and communities, and to provide a convenient opportunity for shareholders to participate from wherever they are located, the Annual Meeting will be held in a virtual meeting format via audio webcast only, and not at a physical location.

**References in this proxy statement to our website address are provided only as a convenience and do not constitute, and should not be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this proxy statement.

VOTING


By internet
www.proxyvote.com


By toll-free telephone
1-800-690-6903


By mail
Follow the instructions on your proxy card


At the Annual Meeting
Follow the instructions on the virtual meeting site

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE ANNUAL MEETING:

You are entitled to participate (*i.e.*, submit questions and/or vote) in the Annual Meeting if you were a shareholder of record at the close of business on March 20, 2023, the record date, or hold a legal proxy for the meeting provided by your bank, broker, or nominee.

To participate, you will need the 16-digit control number provided on your proxy card, voting instruction form or notice. Shareholders may also vote or submit questions in advance of the meeting at www.proxyvote.com using their 16-digit control number.

If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to participate.

If you have difficulty accessing the Annual Meeting, please call the number on the registration page of the virtual meeting site. Technicians will be available to assist you.

LETTER FROM OUR CHAIRMAN & CEO AND LEAD DIRECTOR



Dear fellow shareholders:

2022 was an outstanding year of financial performance and progress for The Hartford across our strategic objectives. During the year, the Board oversaw the Company's execution on its strategy to maximize value creation for all stakeholders, which focuses on advancing underwriting excellence, enhancing digital capabilities, maximizing distribution channels, optimizing organizational efficiency, and advancing sustainability leadership. As the 2023 Annual Meeting of Shareholders approaches, it is our privilege as Chairman and Lead Director to share details on the Board's progress in 2022.

As the Board discharged its fiduciary duties, it also underwent fundamental and positive changes to continue our corporate governance leadership. After last year's retirements of long-serving directors Robert Allardice and Michael Morris from the Board, we were pleased to appoint Edmund Reese, who brings extensive senior leadership experience with several trusted and admired companies and deep knowledge of investments, financial reporting, strategic planning, operations and product launches. We believe we continue to have the right mix of skills and expertise necessary to support the Company's strategy. The current Board is a diverse group whose collective credentials bring varied perspectives to the oversight of The Hartford.

Strong progress has been made towards the Board's goals for the 2022-2023 Board year. The Board continues to focus on overseeing profitable growth strategies, with an emphasis on creating sustainable long-term value. Examples of focus areas include continued review of growth and innovation in Personal Lines and assessment of long-term technology plans as enablers of business strategy. The Board also focused on human capital management, including oversight of development plans for key executive leadership positions, examining broader management succession 1-2 levels down from the CEO to anticipate future needs. As we emerged from the pandemic, the Board also worked with management to define the Company's future work model while continuing to support a diverse, inclusive and innovative culture. Additionally, the Board continued to enhance its sustainability oversight, particularly the Company's journey to operationalize and embed it into its broader strategy. The Board also continued to ensure that it engages all directors to actively and closely review critical strategic issues. As the worst of the pandemic is behind us, we've also re-initiated direct interaction and engagement between and among Directors and senior management, including in-person events, enhancing opportunities for continuing education, particularly insurance industry education, such as meeting with customers, and refining onboarding protocols. We hope these steps demonstrate the Board's commitment to continuous improvement.

Many of the Board's strengths - its composition, alignment around strategy, focus on profitable growth, oversight of sustainability, and strong Director engagement - are the direct result of its rigorous multi-step evaluation process. As part of its continuous improvement efforts, the Board undertook a third-party evaluation again in 2022, expanding the scope of the review to include individual director evaluations. The third-party facilitator concluded that the Board continues to function at a very high level and remains deeply committed to serving the Company and its stakeholders.

At the end of 2022, The Hartford's President Doug Elliot retired after a distinguished career. As the Company's President, Doug was instrumental in expanding our suite of products, developing industry-specific verticals within our property & casualty business, overseeing the integration of Navigators and elevating our underwriting excellence. We are grateful for his leadership and wish him well in his retirement.

At The Hartford, the best is yet to come. We're positioned to deliver on our financial objectives and enhance value for all stakeholders. At every level of our company, from the boardroom to the underwriting desk and the call center, we are motivated by our mission of providing people with the support and protection they need to pursue their unique ambitions, seize opportunity, and prevail through unexpected challenge. Thank you for your ongoing support.

Christopher J. Swift
Chairman and Chief Executive Officer

Trevor Fetter
Lead Director

TABLE OF CONTENTS

Some of the statements in this proxy statement, including those related to our goal of achieving net zero greenhouse gas emissions ("GHGe") for the full range of our businesses and operations by 2050, may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Factors that could cause actual results to differ, possibly materially, from those in the forward-looking statements include, but are not limited to, our ability to formulate and implement plans to reduce our Scope 1 and 2 GHGe as anticipated; our reliance on third parties, whose actions are outside our control, to reduce our Scope 3 GHGe; and the lack of widely accepted standards for measuring greenhouse gas emissions associated with underwriting, insurance and investment activities, as well as other factors discussed in our 2022 Annual Report on Form 10-K, subsequent Quarterly Reports on Forms 10-Q, and the other filings we make with the Securities and Exchange Commission. We assume no obligation to update this proxy statement, which speaks as of the date issued.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. It does not contain all the information you should consider and you should read the entire proxy statement carefully before voting.

BOARD AND GOVERNANCE HIGHLIGHTS

ITEM 1

ELECTION OF DIRECTORS

Each director nominee has an established record of accomplishment in areas relevant to overseeing our businesses and possesses qualifications and characteristics that are essential to a well-functioning and deliberative governing body.

✓   The Board recommends a vote **"FOR"** each director nominee

---

Director Nominee, Current Age and Present or Most Recent Experience	Independent	Director since	Current Committees[1]	Other Current Public Company Boards
Larry D. De Shon, 63 Former President, CEO and COO, Avis Budget Group	✓	2020	• Audit • FIRMCo • NCG	• United Rentals, Inc. • Air New Zealand
Carlos Dominguez, 64 Former Vice Chairman and Lead Evangelist, Sprinklr	✓	2018	• Comp • FIRMCo • NCG	• PROS Holdings
Trevor Fetter,[2] 63 Senior Lecturer, Harvard Business School	✓	2007	• Comp • FIRMCo	None
Donna James, 65 President and CEO, Lardon & Associates	✓	2021	• Audit • FIRMCo • NCG	• Boston Scientific[3] • Victoria's Secret • American Electric Power
Kathryn A. Mikells, 57 Chief Financial Officer Exxon Mobil	✓	2010	• Audit • FIRMCo*	None
Edmund Reese, 48 Chief Financial Officer Broadridge Financial Solutions	✓	2022	• Audit • FIRMCo	None
Teresa W. Roseborough, 64 Executive Vice President, General Counsel and Corporate Secretary, The Home Depot	✓	2015	• Comp • FIRMCo • NCG*	None
Virginia P. Ruesterholz, 61 Former Executive Vice President, Verizon Communications	✓	2013	• Comp • FIRMCo • NCG	None
Christopher J. Swift, 62 Chairman and CEO, The Hartford		2014	• FIRMCo	• Citizens Financial Group
Matthew E. Winter, 66 Former President, The Allstate Corporation	✓	2020	• FIRMCo • Comp*	• ADT • H&R Block
Greig Woodring, 71 Former President and CEO, Reinsurance Group of America	✓	2017	• Audit* • FIRMCo	None

*   Denotes committee chair.
(1)   Full committee names are as follows: Audit – Audit Committee; Comp – Compensation and Management Development Committee; FIRMCo – Finance, Investment and Risk Management Committee; NCG – Nominating and Corporate Governance Committee.
(2)   Mr. Fetter serves as the Lead Director. For more details on the Lead Director's role, see page 14.
(3)   Ms. James is not standing for re-election at Boston Scientific, Inc.'s 2023 Annual Meeting.

BOARD NOMINEE COMPOSITION

6.8 Years Average Tenure*	36% Women	36% People of Color
		
■ 0-5 years ■ 5-10 years ■ >10 years	■ Women ■ Men	■ Black, Latino or Asian ■ White

* As of April 6, 2023.

GOVERNANCE BEST PRACTICES

The Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices are highlighted below.

Independent Oversight	✓ All directors are independent, other than the CEO
	✓ Independent key committees (Audit, Compensation, Nominating)
	✓ Empowered and engaged independent Lead Director
Engaged Board / Shareholder Rights	✓ All directors elected annually
	✓ Majority vote standard (with plurality carve-out for contested elections)
	✓ Proxy access right with market terms
	✓ Director resignation policy
	✓ Over-boarding policy limits total public company boards, including The Hartford, to five for non-CEOs and two for sitting CEOs
	✓ Rigorous Board and committee self-evaluation conducted annually; third-party Board and individual director evaluations conducted triennially
	✓ Meaningful Board education and training on recent and emerging governance and industry trends
	✓ Annual shareholder engagement program focused on sustainability, compensation and governance issues
Other Governance Practices	✓ Board diversity of experience, tenure, age, gender, race and ethnicity
	✓ Mandatory retirement age of 75
	✓ Diversity policy or "Rooney Rule" commitment to ensure diverse candidates are included in the pool from which board and external CEO candidates are selected
	✓ Annual review of CEO succession plan by the independent directors with the CEO
	✓ Annual Board review of long-term and emergency succession plans for senior management and the CEO
	✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers
	✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures
Commitment to Sustainability	✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework
	✓ Comprehensive sustainability reporting, including a Sustainability Highlight Report, TCFD and SASB reports and EEO-1 data
	✓ Sustainability Governance Committee, including several subcommittees, comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring the full Board is briefed at least annually

SUSTAINABILITY PRACTICES

Our approach to sustainability is fundamental to who we are as a company. Environmental, social and governance ("ESG") considerations are deeply embedded in our values, our operational approach, and our strategy. Our strategy rests on a foundation and track record of transparent, measurable goals and actions intended to secure long-term shareholder value and contribute to society at large. Our sustainability efforts address ESG impacts as highlighted in the following key areas:



We are an industry leader for how we incorporate environmental, social and governance factors throughout the business.

ENVIRONMENT | SOCIAL (EMPLOYEES, CUSTOMERS, COMMUNITY) | GOVERNANCE

ENVIRONMENT

As an insurer we appreciate the risks that environmental challenges present to people and communities. Our 2050 net zero goal is indicative of that appreciation, and also a motivating force behind our work. As environmental stewards, we commit to mitigating climate change and building community resilience to its impacts.

GOVERNANCE

We are proud of our role as an industry leader in exhibiting outstanding governance practices and ethical standards, and we have fortified our sustainability governance model to reflect that standard and to prepare for the adaptive challenges that ESG will bring.

SOCIAL | EMPLOYEES

Responsible growth depends on the attraction, retention and development of top-flight talent. That talent both requires and enables us to fulfill the needs and aspirations of the diverse customers and communities we serve.

SOCIAL | CUSTOMERS

Our top priority is to foster resiliency – bringing crucial support and peace of mind to our customers through the most challenging of times. Our insight-driven products and our commitment to empathetic, high-quality service are the keys to our customer approach.

SOCIAL | COMMUNITY

Our commitment to our communities transcends the products and services we offer – it includes using our knowledge, data, people and resources to make positive contributions to society. Our community engagement focuses on advancing social equity, addressing the critical needs of our neighbors in our communities, enabling human achievement and supporting the causes our employees care about most.

For additional detail on our ESG efforts and performance, please access the Corporate Sustainability section of our website. Our most recent Sustainability Highlight Report, our reporting on net zero progress, and our TCFD, SASB, and EEO-1 reports are all available at: https://www.thehartford.com/about-us/corporate-sustainability.

AUDIT HIGHLIGHTS

ITEM 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is asking shareholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2023.



✓ The Board recommends a vote **"FOR"** this item

COMPENSATION HIGHLIGHTS

ITEM 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Board is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by (1) encouraging profitable organic growth and ROE performance while maintaining an ethical culture supported by industry-leading sustainability practices, (2) providing market-competitive compensation opportunities designed to attract and retain talent needed for long-term success, and (3) appropriately aligning pay with short- and long-term performance.



✓ The Board recommends a vote **"FOR"** this item

The Hartford's mission is to provide people with the support and protection they need to pursue their unique ambitions, seize opportunity, and prevail through unexpected challenge. Our strategy to maximize value creation for all stakeholders focuses on advancing underwriting excellence, emphasizing digital capabilities, maximizing distribution channels, optimizing organizational efficiency, and advancing ESG leadership.

We endeavor to maintain and enhance our position as a market leader by leveraging our core strengths of underwriting excellence, risk management, claims, product development and distribution. We are investing in claims processing, analytics, data science and digital capabilities to strengthen our existing competitive advantages.

An ethics, people, and performance-driven culture drives our values. We have proactive positions on ESG issues important to our sustainability and our capacity to deliver long-term stockholder value.

STRATEGIC PRIORITIES



Accelerate **profitable organic growth** across all businesses.
Unwavering focus on **ROE performance**, driven by underwriting excellence.
Consistent generator of **excess capital**, optimizing superior returns.
Ethical culture supported by **industry-leading** sustainability practices.
MAXIMIZE VALUE CREATION FOR ALL STAKEHOLDERS

2022 FINANCIAL RESULTS

Our 2022 financial results were excellent, reflecting strong underwriting with excellent premium growth across the business, improved margins before net realized gains (losses), and a significant contribution from the investment portfolio. Full year net income available to common stockholders and core earnings* were $1.8 billion ($5.44 per diluted share) and $2.5 billion ($7.56 per diluted share), respectively. Net income and core earnings return on equity ("ROE")*† were 11.6% and 14.4%, respectively.

Highlighted below are year-over-year comparisons of our net income available to common stockholders and core earnings performance and our three-year net income ROE and core earnings ROE results. Core earnings is the primary determinant of our annual incentive plan ("AIP") funding, as described on page 43, and average annual core earnings ROE over a three-year performance period is the metric used for 50% of performance shares granted to Senior Executives, as described on page 46 (in each case, as adjusted for compensation purposes).

Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.
† Net income ROE represents net income available to common stockholders ROE.



TOTAL SHAREHOLDER RETURN

The following chart shows The Hartford's total shareholder return ("TSR") relative to the 2022 Corporate Peer Group (provided on page 52), S&P 500 Insurance Composite, S&P P&C index and S&P 500.



Includes reinvestment of dividends.

COMPONENTS OF COMPENSATION AND PAY MIX

Named executive officer compensation is heavily weighted toward variable compensation (annual and long-term incentives), where actual amounts earned may differ from target amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is reviewed annually by the Compensation Committee (in the case of the CEO, by the independent directors) to ensure alignment with our compensation objectives and market practice.

Compensation Component	Description
Base Salary	• Fixed level of cash compensation based on market data, internal pay equity, experience, responsibility, expertise and performance
Annual Incentive Plan	• Variable cash award based primarily on annual company operating performance against a predetermined financial target and achievement of individual performance goals aligned with the Company's strategic priorities
Long-Term Incentive Plan	• Variable awards granted based on individual performance, retention and market data. • Designed to drive long-term performance, align senior executive interests with shareholders, and foster retention • Award mix (50% performance shares and 50% stock options) rewards stock price performance, peer-relative shareholder returns (stock price and dividends) and operating performance

Approximately 92% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

Target Pay Mix — CEO*



| Salary
8% | Annual Incentive
21% | Long-Term Incentive
70% |

Variable with Performance: **91%**

Target Pay Mix — Other NEOs*



| Salary
17% | Annual Incentive
26% | Long-Term Incentive
58% |

Variable with Performance: **84%**

*Percentages do not sum to 100% due to rounding.

2022 COMPENSATION DECISIONS

2022 Compensation Decisions	Rationale
The Compensation Committee approved an AIP funding level of 148% of target	Performance against the pre-established Compensation Core Earnings target produced a formulaic AIP funding level of 164% of target. The Compensation Committee reduced this funding level to 148% following its qualitative review, taking into account extraordinary returns on real estate partnerships that were significantly above operating plan assumptions (page 44).
The Compensation Committee certified a 2020-2022 performance share award payout at 121% of target.	The Company's average annual Compensation Core ROE during the performance period was 12.7%, resulting in a payout of 163% of target for the ROE component (50% of the award). The company's TSR during the period was at the 47th percentile of the performance peers, resulting in a 79% payout for the TSR component (50% of the award) (page 47).

The Compensation Committee (and, in the case of the CEO, the independent directors) approved the following compensation for each NEO:

NEO	Base Salary 2022	Base Salary Change from 2021	AIP Award 2022	AIP Award Change from 2021	LTI Award 2022	LTI Award Change from 2021	Total Compensation 2022	Total Compensation Change from 2021
Christopher Swift	$1,200,000	4.3 %	$4,440,000	(6.3)%	$10,000,000	8.1 %	$15,640,000	3.3 %
Beth Costello	$ 775,000	6.9 %	$1,924,000	(6.3)%	$2,500,000	25.0 %	$ 5,199,000	8.8 %
Douglas Elliot	$ 950,000	0.0 %	$2,812,000	(6.3)%	$5,450,000	0.0 %	$ 9,212,000	(2.0)%
David Robinson	$ 650,000	8.3 %	$1,184,000	(3.3)%	$2,000,000	37.9 %	$ 3,834,000	17.1 %
Deepa Soni	$ 650,000	NA*	$1,036,000	NA*	$1,250,000	NA*	$ 2,936,000	NA*

Ms. Soni was not an NEO prior to 2022.

This table provides a concise picture of compensation decisions made in 2022, and highlights changes from 2021. Another view of 2022 compensation for the NEOs is available in the *Summary Compensation Table* on page 56.

COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

WHAT WE DO

- ✓ Compensation heavily weighted toward variable pay
- ✓ Senior Executives generally receive the same benefits as other full-time employees
- ✓ Double-trigger requirement for cash severance and equity vesting upon a change of control*
- ✓ Cash severance upon a change of control not to exceed 2x base salary + bonus
- ✓ Independent compensation consultant
- ✓ Risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ Claw-back provisions in compensation and severance plans
- ✓ Prohibition on hedging, monetization, derivative and similar transactions with company securities
- ✓ Prohibition on Senior Executives pledging company securities
- ✓ Stock ownership guidelines for directors and Senior Executives
- ✓ Periodic review of compensation peer groups
- ✓ Competitive burn rate and dilution for equity program

* Double-trigger vesting for equity awards applies if the awards are assumed or replaced with substantially equivalent awards.

WHAT WE DON'T DO

- ✖ No Senior Executive tax gross-ups for perquisites or excise taxes on severance payments
- ✖ No individual employment agreements
- ✖ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✖ No re-pricing of stock options
- ✖ No buy-outs of underwater stock options
- ✖ No reload provisions in any stock option grant
- ✖ No payment of dividends or dividend equivalents on equity awards until vesting

SAY-ON-PAY RESULTS

At our 2022 annual meeting, we received approximately 94% support on Say-on-Pay. The Compensation Committee considered the vote to be an endorsement of The Hartford's executive compensation programs and policies, and recent program changes. They took this strong level of support into account in their ongoing review of those programs and policies. Management also discussed the vote, along with aspects of its executive compensation, sustainability and corporate governance practices, during our annual shareholder engagement program to gain a deeper understanding of shareholders' perspectives. Feedback regarding the compensation program was generally positive, with many shareholders expressing support for the Compensation Committee's addition of a diversity modifier to performance share awards in 2021. For further discussion of our shareholder engagement program, see page 21.

ITEM 4

SHAREHOLDER PROPOSAL THAT THE COMPANY ADOPT AND DISCLOSE A POLICY FOR THE TIME BOUND PHASE OUT OF UNDERWRITING RISKS ASSOCIATED WITH NEW FOSSIL FUEL EXPLORATION AND DEVELOPMENT PROJECTS

Vote on the shareholder proposal that The Hartford's Board of Directors adopt and disclose a policy for the time bound phase out of underwriting risks associated with new fossil fuel exploration and development projects.



The Board of Directors recommends that shareholders vote "**AGAINST**" this Proposal for the following reasons:

- The Hartford has established itself as a U.S. insurance industry leader in its commitment to address climate change through a proactive, balanced and pragmatic approach.

- Proscriptive approaches to address climate change fail to account for the complexities of the U.S. insurance system or the role the fossil fuel industry must play in energy transition. Divestitures and boycotts are not the optimal foundation to reach net zero.

- Recent geopolitical and economic events have underscored the need for insurers to remain pragmatic and flexible in their underwriting approach during the energy transition.

- U.S. insurers are operating in an increasingly complex regulatory environment, making a balanced and pragmatic approach to underwriting of vital importance.

- A strong majority and wide variety of stakeholders support The Hartford's energy transition approach.

BOARD AND GOVERNANCE MATTERS

ITEM 1
ELECTION OF DIRECTORS

The full Board, including its Nominating and Corporate Governance Committee, believes the director nominees possess qualifications, skills and experience that are consistent with the standards for the selection of nominees for election to the Board set forth in our Corporate Governance Guidelines described beginning on page 16 and have demonstrated the ability to effectively oversee The Hartford's corporate, investment and business operations. Biographical information for each director nominee is described beginning on page 28, including the principal occupation and other public company directorships (if any) held in the past five years and a description of the specific experience and expertise that qualifies each nominee to serve as a director of The Hartford.

✓   The Board recommends a vote **"FOR"** each director nominee

GOVERNANCE PRACTICES AND FRAMEWORK

At The Hartford, we aspire to be an exceptional company celebrated for financial performance, character, and customer value. We believe strong governance practices and responsible corporate behavior are central to this vision and contribute to our long-term performance. Accordingly, the Board and management regularly consider best practices in corporate governance and shareholder feedback and modify our governance policies and practices as warranted. Our current best practices include:

Independent Oversight	✓ All directors are independent, other than the CEO
	✓ Independent key committees (Audit, Compensation, Nominating)
	✓ Empowered and engaged independent Lead Director
Engaged Board / Shareholder Rights	✓ All directors elected annually
	✓ Majority vote standard (with plurality carve-out for contested elections)
	✓ Proxy access right with market terms
	✓ Director resignation policy
	✓ Over-boarding policy limits total public company boards, including The Hartford, to five for non-CEOs and two for sitting CEOs
	✓ Rigorous Board and committee self-evaluation conducted annually; third-party Board and individual director evaluations conducted triennially
	✓ Meaningful Board education and training on recent and emerging governance and industry trends
	✓ Annual shareholder engagement program focused on sustainability, compensation and governance issues
Other Governance Practices	✓ Board diversity of experience, tenure, age, gender, race and ethnicity
	✓ Mandatory retirement age of 75
	✓ Diversity policy or "Rooney Rule" commitment to ensure diverse candidates are included in the pool from which board and external CEO candidates are selected
	✓ Annual review of CEO succession plan by the independent directors with the CEO
	✓ Annual Board review of long-term and emergency succession plans for senior management and the CEO
	✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers
	✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures
Commitment to Sustainability	✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework
	✓ Comprehensive sustainability reporting, including a Sustainability Highlight Report, TCFD and SASB reports and EEO-1 data
	✓ Sustainability Governance Committee, including several subcommittees, comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring the full Board is briefed at least annually

The fundamental responsibility of our directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of The Hartford and its shareholders. The Board fulfills this responsibility within the general governance framework provided by the following documents:

- Articles of Incorporation
- By-laws
- Corporate Governance Guidelines (compliant with the listing standards of the New York Stock Exchange ("NYSE") and including guidelines for determining director independence and qualifications)
- Charters of the Board's four standing committees (the Audit Committee; the Compensation and Management Development Committee ("Compensation Committee"); the Finance, Investment and Risk Management Committee ("FIRMCo"); and the Nominating and Corporate Governance Committee ("Nominating Committee"))
- Code of Ethics and Business Conduct
- Code of Ethics and Business Conduct for Members of the Board of Directors

Copies of these documents are available on our investor relations website at http://ir.thehartford.com or upon request sent to our Senior Vice President and Corporate Secretary (see page 80 for details).

DIRECTOR INDEPENDENCE

The Board annually reviews director independence under applicable law, the listing standards of the NYSE and our Corporate Governance Guidelines. In addition, per our Corporate Governance Guidelines, in order to identify potential conflicts of interest and to monitor and preserve independence, any director who wishes to become a director of another for-profit entity must obtain the pre-approval of the Nominating Committee. The Board has affirmatively determined that all directors other than Mr. Swift are independent.

In making its independence determination, the Board examined the Company's relationship with Broadridge Financial Solutions, Inc. and its subsidiaries ("Broadridge"), where Edmund Reese, one of our Directors, is Chief Financial Officer. The Board considered that (1) the amounts payable under vendor agreements entered into in the ordinary course of business with Broadridge represent less than 1% of its consolidated gross revenues; and (2) the Company had a relationship with Broadridge prior to Mr. Reese's service as a Director of the Company, and concluded that the relationship was not material.

BOARD LEADERSHIP STRUCTURE

Board Chair

The roles of CEO and Chairman of the Board ("Chairman") are held by Christopher Swift. Mr. Swift has served as CEO since July 1, 2014, and was appointed Chairman on January 5, 2015. In late 2014, before Mr. Swift assumed the role of Chairman, the Board deliberated extensively on our board leadership structure, seeking feedback from shareholders and considering corporate governance analysis. The Board concluded then, and continues to believe, that our historical approach of combining the roles of CEO and Chairman while maintaining strong, independent board leadership is the optimal leadership structure for the Board to carry out its oversight of our strategy, business operations and risk management.

The Board believes other elements of our corporate governance structure ensure independent directors can perform their role as fiduciaries in the Board's oversight of management and our business, and minimize any potential conflicts that may result from combining the roles of CEO and Chairman. For example:

- All directors other than Mr. Swift are independent;
- An empowered and engaged Lead Director provides independent Board leadership and oversight; and
- At each regularly scheduled Board meeting, the non-management directors meet in executive session without the CEO and Chairman present (six such meetings in 2022).

As part of its evaluation process, the Board reviews its leadership structure annually to ensure it continues to serve the best interests of shareholders and positions the Company for future success.

Independent Lead Director

Whenever the CEO and Chairman roles are combined, our Corporate Governance Guidelines require the independent directors to elect an independent Lead Director. Trevor Fetter was elected our Lead Director in May 2017. The responsibilities and authority of the Lead Director include the following:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Serving as a liaison between the CEO and Chairman and the non-management directors;
- Regularly conferring with the Chairman on matters of importance that may require action or oversight by the Board, ensuring the Board focuses on key issues and tasks facing The Hartford;
- Approving information sent to the Board and meeting agendas for the Board;
- Approving the Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;
- Maintaining the authority to call meetings of the independent non-management directors;
- Approving meeting agendas and information for the independent non-management sessions and briefing, as appropriate, the Chairman on any issues arising out of these sessions;
- If requested by shareholders, ensuring that they are available, when appropriate, for consultation and direct communication; and
- Leading the Board's evaluation process and discussion on board refreshment and director tenure, as well as setting and reviewing board goals.

The Board believes that these duties and responsibilities provide for strong independent Board leadership and oversight.

ANNUAL BOARD EVALUATION PROCESS

The Nominating Committee oversees the Board's multi-step evaluation process to ensure an ongoing, rigorous assessment of the Board's effectiveness, composition and priorities and to inform the Board's succession planning. In addition to the full Board evaluation process, the standing committees of the Board undertake separate self-assessments on an annual basis.

As part of a multi-year effort to enhance the evaluation process, the Board has adopted the following changes:

- 2016 - Adopted **individual director interviews** led by the Lead Director and a **mid-year review of progress** against formal Board goals;
- 2018 - Adopted **third-party facilitated evaluations** every three years, commencing in 2019, to promote more candid conversations, provide a neutral perspective, and help the Board benchmark its corporate governance practices; and
- 2020 - Adopted **individual director evaluations** every three years, commencing in 2022, as part of the third-party facilitated Board evaluation.

In each case, the Board sought and considered shareholder feedback on the merits of these changes prior to adoption.

	Board Evaluation and Development of Goals (May)	The Lead Director, or third-party evaluator, leads a Board evaluation discussion in an executive session guided by the Board's self-assessment questionnaire and key themes identified through one-on-one discussions. The Board identifies successes and areas for improvement from the prior Board year and establishes formal goals for the year ahead.
	Annual Corporate Governance Review / Shareholder Engagement Program (October to December)	The Nominating Committee performs an annual review of The Hartford's corporate governance policies and practices in light of best practices, recent developments and trends. In addition, the Nominating Committee reviews feedback on governance issues provided by shareholders during our annual shareholder engagement program.
	Interim Review of Goals (December)	The Lead Director leads the Board's interim review of progress made against the goals established in May.
	Board Self-Assessment Questionnaires (February)	The governance review and shareholder feedback inform the development of written questionnaires that the Board and its standing committees use to help guide self-assessment. The Board's questionnaire covers a wide range of topics, including the Board's: • Fulfillment of its responsibilities under the Corporate Governance Guidelines; • Effectiveness in overseeing our business plan, strategy and risk management; • Leadership structure and composition, including mix of experience, skills, diversity and tenure; • Relationship with management; and • Processes to support the Board's oversight function.
	One-on-One Discussions (February to May)	The Lead Director, or third-party evaluator, meets individually with each independent director on Board effectiveness, dynamics and areas for improvement. Beginning in 2022, third-party led discussions also include directors' evaluations of their peers.

As part of its continuous improvement efforts, the Board undertook a third-party evaluation again in 2022, expanding the scope of the review to include individual director evaluations. The evaluation was based on a board performance survey, preliminary due diligence, research and review of Company documents, and in-depth interviews of all twelve then-current Board members, as well as select members of senior management and advisors who regularly interact with the Board. The third-party facilitator concluded that despite significant challenges experienced in recent years, including the pandemic, an unsolicited acquisition approach and director turnover, the Board continues to function effectively and remains deeply committed to serving the Company and its stakeholders. As a result of the individual director evaluations, each Director received actionable feedback to further enable their effectiveness. At the same time, there was consensus around the 2022-2023 goals for the Board, including driving profitable growth strategies, human capital management, evolving ESG oversight, and optimizing Board practices.

BOARD COMPOSITION AND REFRESHMENT

DIRECTOR SUCCESSION PLANNING

The Nominating Committee is responsible for identifying and recommending to the Board candidates for Board membership. Throughout the year, the Nominating Committee considers the Board's composition, skills and attributes to determine whether they are aligned with our long-term strategy and major risks, and each year devotes a session to board succession planning over a longer-term (generally three-year) period. The succession planning process is informed by the results of the Board and committee evaluation processes, as well as anticipated needs in light of The Hartford's retirement policy (described below). To assist the Nominating Committee in identifying prospective Board nominees when undertaking a search, the Company retains an outside search firm. The Nominating Committee also considers candidates suggested by Board members, management and shareholders.

The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors, including the candidate's potential contribution to the diversity of the Board. In 2018 the Board amended our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected.

The Nominating Committee's most recent director search culminated in the election of Edmund Reese, who brings extensive senior leadership experience with several trusted and admired companies, and deep experience in investments, financial reporting, strategic planning, operations and product launches. Mr. Reese's election made him the fourth member of color of the current Board. He joined the Board in October 2022, and was also at that time appointed to the Audit Committee and FIRMCo.

The graphic below illustrates our typical succession planning process, which begins with an assessment of the Board's current skills and attributes, and then identifies skills or attributes that are needed, or may be needed in the future, in light of the Company's strategy.

Overview of Director Search Process



Development of Candidate Specification	Screening of Candidates	Meeting With Candidates	Decision and Nomination
• Develop skills matrix to identify desired skills and attributes, including diversity • Target areas of expertise aligned with our strategy	• Select outside search firms to lead process and/or consider internal or shareholder recommendations • Screen candidates for each specification identified	• Top candidates are interviewed by Nominating Committee members, other directors, and management • Finalist candidates undergo background and conflicts checks	• Nominating Committee recommendation of candidates and committee assignments to full Board • Board consideration and adoption of recommendation

DIRECTOR ONBOARDING AND ENGAGEMENT

All directors are expected to invest the time and energy required to gain an in-depth understanding of our business and strategy. Our director onboarding program is designed to reduce the learning curve for new members and enable them to provide meaningful contributions to the oversight of the Company as early in their tenures as possible. It consists of two phases. Phase one is designed to provide a solid foundation on our businesses, financial performance, strategy, risk and governance. New directors devote numerous briefing sessions with senior management to review key functional areas of the Company and their committee assignment responsibilities. Phase two is an opportunity for new directors to continue learning about the business at their discretion after they have been on the Board for six to twelve months. Directors are afforded time to familiarize themselves with the Company so they can identify areas for additional education and development. In addition, we have formalized our board mentorship program to help integrate members with experienced directors. New directors are also encouraged to attend all committee meetings during their first year to help accelerate their understanding of the Company and the Board.

Our Board members also participate in Company activities and engage directly with our employees at a variety of events throughout the year, including participation in senior leadership team meetings, employee town halls and employee resource group meetings.

DIRECTOR TENURE

The Nominating Committee strives for a Board that includes a mix of varying perspectives and breadth of experience. Newer directors bring fresh ideas and perspectives, while longer tenured directors bring extensive knowledge of our complex operations. As part of its annual evaluation process, the Board assesses its overall composition, including director tenure, and does not believe the independence of any director nominee is compromised solely due to Board tenure. The Board believes that its rigorous self-evaluation process (described above), combined with its mandatory retirement policy at age 75, are effective in promoting Board renewal, as demonstrated by the addition of eight new directors since 2015, and the mandatory retirement of two of our longest tenured directors last year.

DIRECTOR DIVERSITY

The Board believes a diverse membership with varying perspectives and breadth of experience is an important attribute of a well-functioning board and contributes to driving positive outcomes. The Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to race, gender, ethnicity and the range of perspectives the directors bring to their Board work. As part of its consideration of prospective nominees, the Board and the Nominating Committee monitor whether the directors as a group meet The Hartford's criteria for the composition of the Board, including diversity considerations. As part of our continuing efforts to bring diverse perspectives to the Board:

- Since 2010, the Board has appointed five women and four people of color as directors;
- The Board's FIRMCo and Nominating Committees are both currently chaired by women; and
- In 2018, the Board amended our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected.

BOARD NOMINEE COMPOSITION

The charts below reflect average tenure and representation of women and people of color for the director nominees standing for election at the date of the Annual Meeting of Shareholders.

6.8 Years Average Tenure*



- 0-5 years
- 5-10 years
- >10 years

36% Women



- Women
- Men

36% People of Color



- Black, Latino or Asian
- White

* As of April 6, 2023.

SHAREHOLDER PROPOSED NOMINEES

The Nominating Committee will consider director candidates recommended by shareholders using the same criteria described above. Shareholders may also directly nominate someone for election at an annual meeting. Nominations for director candidates are closed for 2023. To nominate a candidate at our 2024 Annual Meeting, notice must be received by our Senior Vice President and Corporate Secretary at the address below by February 16, 2024 and must include the information specified in our By-laws, including, but not limited to, the name of the candidate, together with a brief biography, an indication of the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of our Common Stock.

Pursuant to our proxy access By-law, a shareholder, or group of up to 20 shareholders, may nominate a director and have the nominee included in our proxy statement. The shareholder, or group collectively, must have held at least 3% of our Common Stock for three years in order to make a nomination, and may nominate as many as two directors, or a number of directors equal to 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our By-laws. Notice of proxy access director nominees for inclusion in our 2024 proxy statement must be received by our Senior Vice President and Corporate Secretary at the address below no earlier than November 8, 2023 and no later than December 8, 2023.

In each case, submissions must be delivered or mailed to Donald C. Hunt, Senior Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

COMMITTEES OF THE BOARD

The Board has four standing committees: the Audit Committee; the Compensation Committee; FIRMCo; and the Nominating Committee. The Board has determined that all of the members of the Audit Committee, the Compensation Committee and the Nominating Committee qualify as "independent" under applicable law, the listing standards of the NYSE and our Corporate Governance Guidelines. The current members of the Board, the committees on which they serve and the primary functions of each committee are identified below.

AUDIT COMMITTEE

CURRENT MEMBERS:*

L. De Shon

D. James

K. Mikells

E. Reese

G. Woodring (Chair)

MEETINGS IN 2022: 9

* The Board has determined that all members are "financially literate" within the meaning of the listing standards of the NYSE and "audit committee financial experts" within the meaning of the SEC's regulations.

"The Audit Committee continued to focus on management's business and technology risk assessments, devoting particular attention to oversight of talent and cyber risks in light of external factors, such as evolving labor market conditions and the increased incidence of ransomware attacks. The Committee also continued to review in-depth assessments of overall risk and control environments for several lines of business and functional areas, while also reviewing processes for evaluating loss reserves that are more difficult to estimate, as well as the Company's readiness to implement the new accounting standard for long duration insurance contracts beginning in 2023."

Greig Woodring, Committee Chair since 2022

ROLES AND RESPONSIBILITIES

- Oversees the integrity of the company's financial statements.

- Oversees accounting, financial reporting and disclosure processes and the adequacy of management's systems of internal control over financial reporting.

- Oversees the company's relationship with, and performance of, the independent registered public accounting firm, including its qualifications and independence.

- Considers appropriateness of rotation of independent registered public accounting firm.

- Oversees the performance of the internal audit function.

- Oversees operational risk, business resiliency and cybersecurity.

- Oversees the company's compliance with legal and regulatory requirements and our Code of Ethics and Business Conduct.

- Discusses with management policies with respect to risk assessment and risk management.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

CURRENT MEMBERS:

C. Dominguez

T. Fetter

T. Roseborough

V. Ruesterholz

M. Winter (Chair)

MEETINGS IN 2022: 6

"In 2022, the Compensation and Management Development Committee focused on the Company's continued human capital management progress with respect to attracting, retaining and developing talent; and maintaining a high performing culture. The Committee reviewed the Company's talent strategy and its meaningful progress towards advancing its talent agenda, in particular the evolution of the Company's DEI program and other strategic initiatives. The Committee also reviewed an executive leadership team retention assessment, succession and development plans, as well as CEO emergency succession plans."

Matthew Winter, Committee Chair since 2021

ROLES AND RESPONSIBILITIES

- Oversees executive compensation and assists in defining an executive total compensation policy.

- Works with management to develop a clear relationship between pay levels, performance and returns to shareholders, and to align compensation structure with objectives.

- Has the authority to delegate, and has delegated to the Executive Vice President, Human Resources, or her designee, the authority to carry out administrative responsibilities under incentive compensation plans.

- Has sole authority to retain, compensate and terminate any consulting firm used to evaluate and advise on executive compensation matters.

- Considers independence standards required by the NYSE or applicable law prior to retaining compensation consultants, accountants, legal counsel or other advisors.

- Reviews initiatives and progress in the area of human capital management, including an annual review of the diversity of the company's workforce and diversity, equity and inclusion ("DEI") programs, and of the company's process and analysis for assessing pay equity.

- Reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO.

- Meets annually with a senior risk officer to discuss and evaluate whether incentive compensation arrangements create material risks to the Company.

- Responsible for compensation actions and decisions with respect to certain senior executives, as described in the *Compensation Discussion and Analysis* beginning on page 38.

FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE

CURRENT MEMBERS:

L. De Shon

C. Dominguez

T. Fetter

D. James

K. Mikells (Chair)

E. Reese

T. Roseborough

V. Ruesterholz

C. Swift

M. Winter

G. Woodring

MEETINGS IN 2022: 5

"In 2022, FIRMCo regularly reviewed the macroeconomic outlook and its implications for the Company's investment portfolio and insurance underwriting performance; emerging risks related to cyber insurance and the evolving external threat environment; property catastrophe exposures, particularly in light of potential climate change and severe weather; and insurance underwriting practices. The Committee also continued its review of the COVID-19 pandemic's effect on the risk profile of the Company, including impacts to insurance coverages and the legal and regulatory environment."

Kathryn Mikells, Committee Chair since 2022

ROLES AND RESPONSIBILITIES

- Reviews and recommends changes to enterprise policies governing management activities relating to major risk exposures such as market risk; liquidity and capital requirements; insurance risks, including acts of terrorism and changing climate or weather patterns; and any other risk that poses a material threat to the strategic viability of the company.

- Reviews the company's overall risk appetite framework, which includes an enterprise risk appetite statement, risk preferences, risk tolerances, and an associated limit structure for each of the company's major risks.

- Reviews and recommends changes to financial, investment and risk management guidelines.

- Provides a forum for discussion among management and the entire Board of key financial, investment, and risk management matters.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Members:

L. De Shon

C. Dominguez

D. James

T. Roseborough (Chair)

V. Ruesterholz

MEETINGS IN 2022: 4

"With the retirement of two directors in the spring of 2022, the Nominating Committee successfully executed on its director succession planning protocols to identify candidates that would best complement the skills and attributes of the existing directors and position the Board to oversee the company's long-term strategy. Focusing on candidates with public company leadership experience in the financial services industry and financial acumen, the Committee's search culminated in the appointment of Edmund Reese, the Chief Financial Officer of Broadridge Financial Solutions, Inc."

Teresa Roseborough, Committee Chair since 2021

ROLES AND RESPONSIBILITIES

- Advises and makes recommendations to the Board on corporate governance matters.
- Considers potential nominees to the Board.
- Makes recommendations on the organization, size and composition of the Board and its committees.
- Considers the qualifications, compensation and retirement of directors.
- Reviews policies and reports on political contributions.
- Oversees the establishment, management and processes related to ESG activities.

THE BOARD'S ROLE AND RESPONSIBILITIES

BOARD RISK OVERSIGHT

The Board as a whole has ultimate responsibility for risk oversight. We have a formal enterprise Risk Appetite Framework reviewed by the Board at least annually, which sets forth the Company's risk preferences, tolerances, and limits. Throughout 2022, the Board focused on the macroeconomic outlook and implications to the investment portfolio and insurance underwriting performance. The Board also continued to focus on talent, cyber risk, property catastrophe exposures and the COVID-19 pandemic's effect on the risk profile of the Company, including impacts to insurance coverages, and the legal and regulatory environment.

The Board exercises its oversight function through its standing committees, each of which has primary risk oversight responsibility for all matters within the scope of its charter. Annually, each committee reviews and reassesses the adequacy of its charter and the Nominating Committee reviews all charters and recommends any changes to the Board for approval. The chart below provides examples of each committee's risk oversight responsibilities.



BOARD OF DIRECTORS

AUDIT COMMITTEE	COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE	FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
• Financial reporting • Operational risk • Cybersecurity • Legal and regulatory compliance	• Compensation programs • Talent acquisition, retention and development • Succession planning • Diversity, equity and inclusion (DEI) initiatives and pay equity practices	• Insurance risk • Market risk • Liquidity and capital requirements • Climate risk	• Governance policies and procedures • Board organization and membership • ESG

The Audit Committee discusses with management risk assessment and risk management policies. FIRMCo oversees the investment, financial, and risk management activities of the Company and has oversight of all risks that do not fall within the oversight responsibility of any other standing committee. FIRMCo is also briefed on our risk profile and risk management activities.
With respect to cybersecurity risk oversight, senior members of our Enterprise Risk Management, Information Protection and Internal Audit functions provided detailed, regular reports on cybersecurity matters in 2022 to the Board primarily through the Audit Committee, which has principal responsibility for oversight of cybersecurity risk. In 2022, the Audit Committee received five updates on cybersecurity matters. The topics covered by these reports included The Hartford's activities, policies and procedures to prevent, detect and respond to cybersecurity incidents (including assessments conducted by, or in conjunction with, third parties), as well as lessons learned from cybersecurity incidents and internal and external testing of our cyber defenses.

For a detailed discussion of management's day-to-day management of risks, including sources, impact and management of specific categories of risk, see Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report on Form 10-K for the year ended December 31, 2022.

BOARD AND SHAREHOLDER MEETING ATTENDANCE

During 2022, the Board met 6 times, with each of the directors attending 75% or more of the aggregate number of meetings of the Board and the committees on which they served. We encourage our directors to attend the Annual Meeting of Shareholders, and all directors attended the virtual Annual Meeting of Shareholders held on May 18, 2022.

SHAREHOLDER ENGAGEMENT

Our Board and management value shareholder views and engage with shareholders in different ways throughout the year to solicit feedback. Management routinely speaks with analysts and investors at investor conferences and other formal events, as well as in group and one-on-one meetings. In addition, management engages with shareholders on governance, compensation and sustainability issues to understand their concerns and ensure alignment on our practices in these areas. In the fall of 2022, management reached out to shareholders representing approximately 58% of shares outstanding and had discussions with, or received written feedback from, shareholders representing approximately 43% of shares outstanding. Discussions with management continue to be very positive, with shareholders highly engaged and knowledgeable on the discussion topics and

providing universally positive feedback with regard to our ESG practices and disclosures, board composition and effectiveness, and our compensation program design and metrics.

TALENT DEVELOPMENT AND SUCCESSION PLANNING

Talent development and succession planning are important parts of the Board's governance responsibilities. The CEO and independent directors conduct an annual review of succession and continuity plans for the CEO. Succession planning includes the identification and development of potential successors, policies and principles for CEO selection, and plans regarding succession in the case of an emergency or the retirement of the CEO. Each year, the Compensation Committee reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO. The Compensation Committee's charter requires that it discuss the results of these reviews with the independent directors and/or the CEO. However, given the importance of the topic and the engagement of the full Board on the issue, all directors are invited to these sessions. The full Board routinely meets and interacts with employees who have been identified as potential future leaders of the Company.

In recent years, the Board's robust talent development and succession planning efforts have resulted in the seamless and well-managed transition of internal candidates into the Company's most senior roles, including the internal promotions of female executives to the roles of Controller; Head of Technology, Data, Analytics & Information Security; Chief Ethics and Compliance Officer; and Chief Claims Officer.

BUSINESS ETHICS AND CONDUCT

> "Always act with integrity and honesty, and be accountable in everything you do."
>
> *The Hartford's Code of Ethics and Business Conduct*

Striving to do the right thing every day and in every situation is fundamental to our culture, and we are proud that we have received the following honors:
- Recognized fourteen times by The Ethisphere® Institute as one of the "World's Most Ethical Companies"
- Listed as the top-ranked insurance company on JUST Capital and CNBC's list of America's Most "JUST" Companies for 2023 for the fifth straight year, and
- Recipient of the 2023 Catalyst Award, the premier global recognition of organizational DEI initiatives that drive representation and inclusion for women

We have adopted a Code of Ethics and Business Conduct, which applies to all employees, including our chief executive officer, chief financial officer and controller. We have also adopted a Code of Ethics and Business Conduct for Members of the Board of Directors (the "Board Code of Ethics"). These codes require that all of our employees and directors engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest, and provide mechanisms to report unethical conduct. All employees certify annually that they have read the Code and fully understand their responsibilities. Directors certify compliance with the Board Code of Ethics annually.

We provide our employees with a comprehensive and ongoing educational program, including courses on our Code of Ethics and Business Conduct, potential conflicts of interest, privacy and information protection, marketplace conduct, and ethical decision-making. Hotlines and online portals have been established for employees, vendors, or others to raise potential code violations, including through anonymous reporting. Employees are encouraged to speak up whenever they have an ethics or compliance concern or question, and The Hartford's zero-tolerance policy for retaliation is strictly enforced.

POLITICAL ACTIVITIES

The Nominating Committee reviews the Company's political and lobbying policies and reports of political contributions annually. As part of our Code of Ethics and Business Conduct, we do not make corporate contributions to political candidates or parties, and we require that no portion of our dues paid to trade associations be used for political contributions. We do allow the use of corporate resources for non-partisan political activity, including voter education and registration. We have two political action committees ("PACs"), The Hartford Advocates Fund and The Hartford Advocates Federal Fund. The PACs are solely funded by voluntary contributions from eligible employees in management-level roles and directors. The PACs support candidates for federal and state office who are willing to listen to and understand our priorities, and promote practical, reasonable solutions to key public policy challenges. The PACs contribution guidelines have been expanded to include a focus on policymakers who demonstrate a record of operating in a bipartisan manner. The PACs also formalized a commitment to proactively educate lawmakers on The Hartford's core values. Lastly, the PACs are driving increased transparency into our contribution strategy across the entire enterprise and its website includes information on: (1) contributions made by The Hartford's PACs; (2) our policy on corporate contributions for political purposes; and (3) annual dues, assessments and contributions of $25,000 or more to trade associations and coalitions. To learn more, please access our most current Political Activities Report, at https://ir.thehartford.com/corporate-governance/political-engagement.

SUSTAINABILITY PRACTICES

Our approach to sustainability is fundamental to who we are as a company. ESG is deeply embedded in our values, our operational approach, and our strategy. Our strategy rests on a foundation and track record of transparent, measurable goals and actions intended to secure long-term shareholder value and contribute to society at large. Our sustainability efforts address ESG impacts as highlighted in the following key areas:


We are an industry leader for how we incorporate environmental, social and governance factors throughout the business.
SOCIAL
ENVIRONMENT
EMPLOYEES
CUSTOMERS
COMMUNITY
GOVERNANCE

ENVIRONMENT

As an insurer we appreciate the risks that environmental challenges present to people and communities. Our 2050 net zero goal is indicative of that appreciation, and also a motivating force behind our work. As environmental stewards, we commit to mitigating climate change and building community resilience to its impacts.

GOVERNANCE

We are proud of our role as an industry leader in exhibiting outstanding governance practices and ethical standards, and we have fortified our sustainability governance model to reflect that standard and to prepare for the adaptive challenges that ESG will bring.

SOCIAL | EMPLOYEES

Responsible growth depends on the attraction, retention and development of top-flight talent. That talent both requires and enables us to fulfill the needs and aspirations of the diverse customers and communities we serve.

SOCIAL | CUSTOMERS

Our top priority is to foster resiliency – bringing crucial support and peace of mind to our customers through the most challenging of times. Our insight-driven products and our commitment to empathetic, high-quality service are the keys to our customer approach.

SOCIAL | COMMUNITY

Our commitment to our communities transcends the products and services we offer – it includes using our knowledge, data, people and resources to make positive contributions to society. Our community engagement focuses on advancing social equity, addressing the critical needs of our neighbors in our communities, enabling human achievement and supporting the causes our employees care about most.

We have a proud, purpose-driven history of ESG performance. We've delivered on an action-oriented strategy, catalyzed by the setting and achievement of ambitious goals and intended to create long-term shareholder value and to contribute positively to society at large.

We continue to make substantial progress on ESG matters, including the following highlights:

- Furthering our commitment to transparency in our ESG-related disclosures by:
  - Completing all major reporting – including TCFD, SASB, GRI and CDP
  - Releasing our Sustainability Highlight Report, our ESG Supplement and updating our ESG narrative and data on our website
  - Publishing EEO-1 data and goals with accountability for diversification of leadership ranks by 2030, and
  - Sharing our gender and people of color pay equity numbers
- In addition, we have taken the following actions:
  - Built the foundation for achieving our 2050 net zero goal, with updates to shareholders on our strategy and progress
  - Made further progress on implementation of our 2019 Coal and Tar Sands Policy with respect to insuring and investing in coal and tar sands companies, ahead of targets
  - Continued to execute on our plan to invest $2.5 billion over the next five years in technologies, companies and funds that are advancing the energy transition and addressing climate change, and
  - On an enterprise level, we've continued to embed ESG principles and strategy into the businesses, balancing our commitment to maximizing shareholder returns with our obligation to manage and master the changes that ESG is bringing to our industry and beyond. From underwriting to claim to investment management, and including our supporting functions and operations, all parts of the Company have a role to play and are engaged
  - We've been recognized for our ESG performance in several ways, among them:
    - We were again named one of America's Most JUST Companies, and #1 for environment in insurance
    - The Company received the Catalyst Award for our efforts and achievements in DEI
    - Seramount named us as among the Top 75 Companies for Executive Women
    - We were named one of Ethisphere's World's Most Ethical Companies for the fourteenth time, and
    - We were included as a Best Place to Work for LGBTQ+ Equality, a Best Place to Work for Disability Inclusion, the Bloomberg Gender-Equality Index, and as a Military-Friendly Company

For additional detail on our ESG efforts and performance, please access the Corporate Sustainability section of our website. Our most recent Sustainability Highlight Report, our reporting on net zero progress, and our TCFD, SASB, and EEO-1 reports are all available at: https://www.thehartford.com/about-us/corporate-sustainability.

ESG Governance

Under our Corporate Governance Guidelines, the full Board retains oversight responsibility for The Hartford's corporate reputation and ESG activities. Specifically, the Board has the goal of overseeing the company's journey to operationalizing and embedding ESG into broader enterprise strategy – adapting to the continued rise of stakeholder capitalism and how business lines are managing ESG risks and seizing opportunities. In furtherance of that oversight, the Board receives and provides input on a "deep dive" report on at least one ESG topic annually. In addition to the Board's oversight responsibility of substantive ESG topics, the Nominating Committee retains oversight of the company's governance framework and processes related to ESG activities.

In 2022, the Company undertook several important steps to fortify its sustainability governance framework. This included the appointment of our first Chief Sustainability Officer and the establishment of an Office of Sustainability, with experts dedicated to managing and facilitating ESG work across the enterprise. The company's Sustainability Governance Committee, a management committee comprised of senior leaders from across the enterprise, sets and helps drive execution of the company's sustainability strategy. The Sustainability Governance Committee was reconstituted in 2022 with increased C-level participation, and formal lines were built to dedicated ESG subcommittees aligned to our core ESG priorities, including climate risk, underwriting and investments, and DEI. This fortified structure lets us optimize our identification, assessment, and escalation of ESG risks and opportunities no matter where they arise.

The Sustainability Governance Committee meets six times a year. At a Board level, the Sustainability Governance Committee's work is generally overseen by the Nominating Committee, although the Sustainability Governance Committee reports to the full Board at least annually.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. Members of the Board who are employees of The Hartford or its subsidiaries are not compensated for service on the Board or any of its committees.

For the 2022-2023 Board service year, non-management directors received a $110,000 annual cash retainer and a $180,000 annual equity grant of restricted stock units ("RSUs").

ANNUAL CASH FEES

Cash compensation for the 2022-2023 Board service year beginning on May 18, 2022, the date of the 2022 Annual Meeting of Shareholders, and ending on May 17, 2023, the date of the 2023 Annual Meeting, is set forth below. Directors may elect to defer all or part of the annual Board cash retainer and any Committee Chair or Lead Director cash retainer into RSUs, to be distributed as common stock following the end of the director's Board service.

Annual Cash Compensation	Director Compensation Program
Annual Retainer	$110,000
Committee Chair Retainer	$35,000 – Audit $25,000 – FIRMCO, Compensation $20,000 – Nominating
Lead Director Retainer	$40,000

ANNUAL EQUITY GRANT

In 2022, directors received an annual equity grant of $180,000, payable solely in RSUs pursuant to The Hartford 2020 Stock Incentive Plan. Directors may not sell, exchange, transfer, pledge, or otherwise dispose of the RSUs.

The RSUs vest and are distributed as common stock at the end of the Board service year, unless the director has elected to defer distribution until the end of Board service. Resignation from the Board will result in a forfeiture of all unvested RSUs at the time of such resignation unless otherwise determined by the Compensation Committee. However, RSUs will automatically vest upon the occurrence of any of the following events: (a) retirement from service on the Board in accordance with our Corporate Governance Guidelines; (b) death of the director; (c) total disability of the director; (d) resignation by the director under special circumstances where the Compensation Committee, in its sole discretion, consents to waive the remaining vesting period; or (e) a "change of control," as defined in the 2020 Stock Incentive Plan. Outstanding RSUs are credited with dividend equivalents equal to dividends paid to holders of our common stock.

OTHER

We provide each director with $100,000 of group life insurance coverage and $750,000 of accidental death and dismemberment and permanent total disability coverage while they serve on the Board. We also reimburse directors for travel and related expenses they incur in connection with their Board and committee service.

STOCK OWNERSHIP GUIDELINES AND RESTRICTIONS ON TRADING

The Board has established stock ownership guidelines for each director to obtain, by the third anniversary of the director's appointment to the Board, an ownership position in our common stock equal to five times the total annual cash retainer (including cash retainers paid for committee chair or Lead Director responsibilities). All directors with at least three years of Board service met the stock ownership guidelines as of December 31, 2022.

Our insider trading policy contains a robust prohibition against directors engaging in hedging, monetization, derivative, speculative and similar transactions involving company securities, including holding stock in a margin account or pledging stock as collateral for a loan, and permits directors to engage in transactions involving The Hartford's equity securities only through: (1) a pre-established trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934; or (2) during "trading windows" of limited duration following: (a) the public release of the Company's financial results for the most recently completed fiscal period, and (b) a determination by the Company that the director is not in possession of material non-public information. Even if pre-clearance is granted, directors must make an independent determination that they do not possess material non-public information. In addition, our insider trading policy grants us the ability to suspend trading of our equity securities by directors.

DIRECTOR SUMMARY COMPENSATION TABLE

We paid the following compensation to directors for the fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Larry D. De Shon	110,000	180,000	1,268	291,268
Carlos Dominguez	110,000	180,000	1,268	291,268
Trevor Fetter	150,000	180,000	1,268	331,268
Donna James	110,000	180,000	2,000	292,000
Kathryn A. Mikells	135,000	180,000	992	315,992
Edmund Reese[3]	64,400	105,300	514	170,214
Teresa W. Roseborough	130,000	180,000	1,268	311,268
Virginia P. Ruesterholz	110,000	180,000	1,268	291,268
Matthew E. Winter	135,000	180,000	2,000	317,000
Greig Woodring	145,000	180,000	2,948	327,948

(1) Directors Dominguez and Fetter each elected to receive vested RSUs in lieu of cash compensation. The vested RSUs will be distributed as common stock following the end of the director's Board service.
(2) These amounts reflect the aggregate grant date fair value of RSU awards granted during the fiscal year ended December 31, 2022.
(3) Director Reese received a pro-rated annual cash retainer of $64,400 upon his appointment to the Board on October 17, 2022. Director Reese elected to receive vested RSUs in lieu of cash compensation. The vested RSUs will be distributed as common stock following the end of his Board service. Director Reese also received a pro-rated restricted stock unit award valued at $105,300 on October 31, 2022, the second trading day following the filing of the Company's Form 10-Q for the quarter ended September 30, 2022.

DIRECTOR COMPENSATION TABLE—OUTSTANDING EQUITY

The following table shows the number and value of unvested equity awards outstanding as of December 31, 2022. The value of these unvested awards is calculated using a market value of $75.83, the NYSE closing price per share of our common stock on December 30, 2022. The numbers have been rounded to the nearest whole dollar or share.

Name	Stock Grant Date[2]	Stock Awards[1] Number of Shares or Units of Stock That Have Not Vested (#)[3]	Stock Awards[1] Market Value of Shares or Units of Stock That Have Not Vested ($)
Larry D. De Shon	8/1/2022	2,854	216,419
Carlos Dominguez	8/1/2022	2,854	216,419
Trevor Fetter	8/1/2022	2,854	216,419
Donna James	8/1/2022	2,854	216,419
Kathryn A. Mikells	8/1/2022	2,854	216,419
Edmund Reese	10/31/2022	1,454	110,257
Teresa W. Roseborough	8/1/2022	2,854	216,419
Virginia P. Ruesterholz	8/1/2022	2,854	216,419
Matthew E. Winter	8/1/2022	2,854	216,419
Greig Woodring	8/1/2022	2,854	216,419

(1) Additional stock ownership information is set forth in the beneficial ownership table on page 75.
(2) The RSUs were granted on August 1, 2022, the second trading day following the filing of our Form 10-Q for the quarter ended June 30, 2022.
(3) The number of RSUs for each award was determined by dividing $180,000 by $63.43, the closing price of our common stock as reported on the NYSE on the date of the award. For Director Reese, the number of RSUs was determined by dividing $105,300 by $72.41, the closing price of our common stock as reported on the NYSE on the date of the award. The number shown also reflects dividend equivalents credited to outstanding RSUs. The RSUs will vest on May 17, 2023, and will be distributed at that time in shares of the Company's common stock unless the director had previously elected to defer distribution of all or a portion of their annual RSU award until the end of Board service. Directors Dominguez, Fetter, James and Reese have made elections to defer distribution of 100% of their RSU award.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a Policy for the Review, Approval or Ratification of Transactions with Related Persons. This policy requires our directors and Section 16 executive officers to promptly disclose any actual or potential material conflict of interest to the Chair of the Nominating Committee and the Chairman for evaluation and resolution. If the transaction involves a Section 16 executive officer or an immediate family member of a Section 16 executive officer, the matter must also be disclosed to our General Auditor or Director of Compliance for evaluation and resolution.

We did not have any transactions requiring review under this policy during 2022.

COMMUNICATING WITH THE BOARD

Shareholders and other interested parties may communicate with directors by contacting Donald C. Hunt, Senior Vice President and Corporate Secretary of The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. The Senior Vice President and Corporate Secretary will relay appropriate questions or messages to the directors. Only items related to the duties and responsibilities of the Board will be forwarded.

Anyone interested in raising a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee may do so anonymously and confidentially by contacting EthicsPoint:

By internet	By telephone	By mail
Visit 24/7 www.ethicspoint.com	1-866-737-6812 (U.S. and Canada) 1-866-737-6850 (all other countries)	The Hartford c/o EthicsPoint P.O. Box 230369 Portland, Oregon 97281

DIRECTOR NOMINEES

Eleven individuals will be nominated for election as directors at the Annual Meeting. The terms of office for each elected director will run until the next annual meeting of shareholders and until their successor is elected and qualified, or until their earlier death, retirement, resignation or removal from office.

In accordance with our Corporate Governance Guidelines, each director has submitted a contingent, irrevocable resignation that the Board may accept if the director fails to receive more votes "for" than "against" in an uncontested election. In that situation, the Nominating Committee (or another committee comprised of at least three non-management directors) would make a recommendation to the Board about whether to accept or reject the resignation. The Board, not including the subject director, will act on this recommendation within 90 days from the date of the Annual Meeting, and we will publicly disclose the Board's decision promptly thereafter.

If for any reason a nominee should become unable to serve as a director, either the shares of common stock represented by valid proxies will be voted for the election of another individual nominated by the Board, or the Board will reduce the number of directors in order to eliminate the vacancy.

The Nominating Committee believes that each director nominee has an established record of accomplishment in areas relevant to our business and objectives, and possesses the characteristics identified in our Corporate Governance Guidelines as essential to a well-functioning and deliberative governing body, including integrity, independence and commitment. Other experience, qualifications and skills the Nominating Committee looks for include the following:

Experience / Qualification	Relevance to The Hartford
Leadership	Experience in significant leadership positions provides us with new insights, and demonstrates key management disciplines that are relevant to the oversight of our business.
Insurance and Financial Services Industries	Extensive experience in the insurance and financial services industries provides an understanding of the complex regulatory and financial environment in which we operate and is highly important to strategic planning and oversight of our business operations.
Digital/Technology	Digital and technology expertise is important in light of the speed of digital progress and the development of disruptive technologies both in the insurance industry and more broadly.
Corporate Governance	An understanding of organizations and governance supports management accountability, transparency and protection of shareholder interests.
Risk Management	Risk management experience is critical in overseeing the risks we face today and those emerging risks that could present in the future.
Finance and Accounting	Finance and accounting experience is important in understanding and reviewing our business operations, strategy and financial results.
Business Operations and Strategic Planning	An understanding of business operations and processes, and experience making strategic decisions, are critical to the oversight of our business, including the assessment of our operating plan and business strategy.
Regulatory	An understanding of laws and regulations is important because we operate in a highly regulated industry and we are directly affected by governmental actions.
Human Capital Management	We place great importance on attracting and retaining superior talent, and motivating employees to achieve desired enterprise and individual performance objectives.

The Nominating Committee believes that our current Board is a diverse group whose collective experiences and qualifications bring a variety of perspectives to the oversight of The Hartford. All of our directors hold, or have held, senior leadership positions in large, complex corporations and/or charitable and not-for-profit organizations. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities on our Board. Their roles in these organizations also permit them to offer senior management a diverse range of perspectives about the issues facing a complex financial services company like The Hartford. Key qualifications, skills and experience our independent directors bring to the Board that are important to the oversight of The Hartford are identified and described in the matrix and nominee biographies below:

Independent Director:	Larry De Shon	Carlos Dominguez	Trevor Fetter	Donna James	Kathryn Mikells	Edmund Reese	Teresa Roseborough	Virginia Ruesterholz	Matthew Winter	Greig Woodring
COMPETENCIES										
Public Company CEO/ President Experience	✓	✓	✓					✓	✓	✓
CFO Experience/ Finance and Accounting	✓		✓	✓	✓	✓			✓	✓
Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Insurance Industry Experience				✓			✓		✓	✓
Financial Services Industry Experience				✓		✓	✓		✓	✓
Digital/ Technology	✓	✓				✓		✓		
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business Operations/ Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Regulatory			✓	✓	✓	✓	✓	✓	✓	✓
Human Capital Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓



LARRY D. DE SHON INDEPENDENT

Professional highlights:
- Avis Budget Group, Inc.
  - President (2017-2019)
  - Chief Executive Officer and Chief Operating Officer (2016-2019)
  - President and Chief Operating Officer (Oct. 2015-Dec. 2015)
  - President, International (2011-Oct. 2015)
  - Executive Vice President, Operations (2006-2011)
- UAL Corporation (parent of United Airlines)
  - Positions of increasing responsibility, including Senior Vice President positions in marketing, on-board service and global airport operations (1978-2006)

Director since: 2020

Age: 63

Committees:
- Audit
- FIRMCo
- Nominating

Other public company directorships:
- United Rentals, Inc. (2021-present)
- Air New Zealand (2020-present)
- Avis Budget Group, Inc. (2015-2019)

Skills and qualifications relevant to The Hartford:

As a former chief executive officer and director of Avis Budget Group, Mr. De Shon provides extensive leadership and corporate governance experience, deep operating skills and international expertise. He has successfully led organizations through times of disruption and global transformations, developed innovative solutions to strengthen his companies' positions in the marketplace and modernized systems for better customer and employee experiences. At Avis Budget Group Mr. De Shon created the first end-to-end digital car rental experience, migrated the platform to the cloud, and built one of the largest connected car fleets in the world. In addition, he oversaw businesses in Europe, the Middle East, Africa, Asia, Australia and New Zealand. Prior to joining Avis, Mr. De Shon had a 28-year career with United Airlines, most recently leading an organization of 23,000 employees in 29 countries.



CARLOS DOMINGUEZ   INDEPENDENT

Professional highlights:
- Sprinklr Inc.
  – Vice Chairman of the Board and Lead Evangelist (2020-2022)
  – President (2015-2020)
  – Chief Operating Officer (2015-2018)
- Cisco Systems, Inc.
  – Senior Vice President, Office of the Chairman and Chief Executive Officer (2008-2015)
  – Senior Vice President, Worldwide Service Provider Operations (2004-2008)
  – Vice President, U.S. Network Services Provider Sales (1999-2004)
  – Positions of increasing responsibility in operations and sales (1992-1999)

Director since: 2018

Age: 64

Committees:
- Compensation
- FIRMCo
- Nominating

Other public company directorships:
- PROS Holdings, Inc. (2020-present)
- Medidata Solutions, Inc. (2008-2019)

Skills and qualifications relevant to The Hartford:

Mr. Dominguez has more than 30 years of enterprise technology experience. He provides extensive and relevant digital expertise as The Hartford focuses on data analytics and digital capabilities to continuously improve the way it operates and delivers value to customers. As President of Sprinklr Inc., Mr. Dominguez guided strategic direction and led the marketing, sales, services, and partnerships teams for a leading social media management company. Prior to joining Sprinklr, he spent seven years as a technology representative for the Chairman and CEO of Cisco Systems, Inc. In this role, Mr. Dominguez engaged with senior executives in the Fortune 500 and government leaders worldwide, sharing insights on how to leverage technology to enhance and transform their businesses. In addition, he led the creation and implementation of Cisco's Innovation Academy, which delivered innovation content to Cisco employees globally.



TREVOR FETTER   INDEPENDENT – LEAD DIRECTOR

Professional highlights:
- Senior Lecturer, Harvard Business School (Jan. 2019-present)
- Tenet Healthcare Corporation
  – Chairman (2015-2017)
  – Chief Executive Officer (2003-2017)
  – President (2002-2017)
- Chairman and Chief Executive Officer, Broadlane, Inc. (2000-2002)
- Chief Financial Officer, Tenet Healthcare Corporation (1996-2000)

Director since: 2007

Age: 63

Committees:
- Compensation
- FIRMCo

Other public company directorships:
- None

Skills and qualifications relevant to The Hartford:

Mr. Fetter has nearly two decades of experience as chief executive officer of public and private companies. He has demonstrated his ability to lead the management, strategy and operations of complex organizations. As a Senior Lecturer at Harvard Business School, he teaches leadership and corporate accountability and financial reporting and control. He provides significant experience in corporate finance and financial reporting acquired through senior executive finance roles, including as a chief financial officer of a publicly traded company. He has experience navigating complex regulatory frameworks as the president and chief executive officer of a highly-regulated, publicly traded healthcare company. Since 2017, Mr. Fetter has served as The Hartford's lead director, providing strong independent Board leadership. He also has extensive corporate governance expertise from his service as director of large public companies, including four years as Chairman of the Board's Nominating and Corporate Governance Committee.



DONNA A. JAMES   INDEPENDENT

Professional highlights:
- Lardon & Associates, LLC
  - President and Chief Executive Officer (2006-present)
- Nationwide Mutual Insurance and Financial Services
  - President, Nationwide Strategic Investments (2003-2006)
  - Positions of increasing responsibility, including Executive Vice President – Chief Administrative Officer; Co-President Shared Services; Executive Vice President Human Resource; and Vice President Office of the Chief Executive Officer (1993-2003)

Director since: 2021

Age: 65

Committees:
- Audit
- FIRMCo
- Nominating

Other public company directorships:
- Boston Scientific, Inc. (2015-present)*
- Victoria's Secret (2021-present)
- American Electric Power (2022-present)
- L Brands, Inc. (2003-2021)

Skills and qualifications relevant to The Hartford:

Ms. James brings to the Board extensive insurance-industry experience in a range of functions, including accounting, investing, operations, treasury and human resources. She is president and CEO of Lardon & Associates, a business-advisory firm specializing in corporate governance, new business development, strategy, and financial and risk management. She had a 25-year career with Nationwide Mutual Insurance Company, culminating in the role of president of strategic investments. Before that, she held a variety of positions, including chief administrative officer, chief human resources officer, assistant to the CEO and director of operations and treasury services. Ms. James has significant corporate governance experience by virtue of her service on several major public company boards, including as audit committee chair.

*Ms. James is not standing for re-election at Boston Scientific, Inc.'s 2023 Annual Meeting.



KATHRYN A. MIKELLS   INDEPENDENT

Professional highlights:
- Chief Financial Officer, Exxon Mobile Corporation (2021-present)
- Chief Financial Officer, Diageo plc (2015-2021)
- Chief Financial Officer, Xerox Corporation (2013-2015)
- Chief Financial Officer, ADT Security Services (2012-2013)
- Chief Financial Officer, Nalco Company (2010-2011)
- UAL Corporation (parent of United Airlines)
  - Chief Financial Officer, Executive Vice President (2008-2010)
  - Head of Investor Relations (2007-2008)
  - Vice President, Financial Planning and Analysis (2006-2007)
  - Treasurer (2005-2006)

Director since: 2010

Age: 57

Committees:
- Audit
- FIRMCo (Chair)

Other public company directorships:
- Diageo plc (2015-2021)

Skills and qualifications relevant to The Hartford:

Ms. Mikells has extensive experience in a variety of executive management positions, with a focus on leading the finance function of global organizations. She has significant experience in corporate finance and financial reporting acquired through senior executive roles in finance, including as a chief financial officer of multiple publicly traded companies. Ms. Mikells provides strong management and transformational skills, demonstrated during ADT's successful transition into an independent company, as well as significant mergers and acquisitions experience acquired through the sale of Nalco to Ecolab and the merger of United Airlines with Continental Airlines. She has demonstrated risk management skills as a leader responsible for financial and corporate planning for domestic and international organizations. In addition, Ms. Mikells has strong talent development skills acquired through years of leading global finance divisions.



EDMUND REESE   INDEPENDENT

Professional highlights:
- Broadridge Financial Solutions, Inc.
    - Chief Financial Officer (2020-present)
- American Express Company
    - Chief Financial Officer, Global Consumer Services & Senior Vice President (2019-2020)
    - Positions of increasing responsibility in investor relations, consumer services, and finance (2009-2019)
- Merrill Lynch & Co., Inc.
    - Client Coverage Group: US Advisory Director, Chief Financial Officer (2007-2009)
    - Positions of increasing responsibility in banking, investments, and finance (2005-2007)
- Citigroup Smith Barney
    - Corporate Client Group/Stock Plan Services: Vice President & Chief Financial Officer (2003-2005)
    - Positions of increasing responsibility in strategy and finance (1998-2003)

Director since: 2022

Age: 48

Committees:
- Audit
- FIRMCo

Other public company directorships:
- None

Skills and qualifications relevant to The Hartford:

Mr. Reese is the chief financial officer for Broadridge Financial Solutions, Inc., a global fintech leader that helps clients transform their businesses with technology solutions that power trading, investor communications and corporate governance. Previously, he served as Chief Financial Officer and Senior Vice President of American Express Company's Global Consumer Services division, where he played a key role in the success of the consumer business. His extensive senior leadership experience with several trusted and admired companies demonstrates his ability to lead the financial management of complex global organizations. He brings to the Board deep experience in areas relevant to our business, including investments, financial reporting, strategic planning, operations and product launches.



TERESA WYNN ROSEBOROUGH   INDEPENDENT

Professional highlights:
- Executive Vice President, General Counsel and Corporate Secretary, The Home Depot (2011-present)
- Senior Chief Counsel Compliance & Litigation and Deputy General Counsel, MetLife, Inc. (2006-2011)
- Partner, Sutherland, Asbill & Brennan LLP (1996-2006)
- Deputy Assistant Attorney General, Office of Legal Counsel, U.S. Department of Justice (1994-1996)

Director since: 2015

Age: 64

Committees:
- Compensation
- FIRMCo
- Nominating (Chair)

Other public company directorships:
- None

Skills and qualifications relevant to The Hartford:

Ms. Roseborough has over two decades of experience as a senior legal advisor in government, law firm and corporate settings. She has experience as a senior leader responsible for corporate compliance matters at major publicly traded companies and as an attorney focused on complex litigation matters, including before the U.S. Supreme Court. She provides extensive regulatory experience acquired as a government attorney providing legal counsel to the White House and all executive branch agencies, as well as corporate governance expertise from service as General Counsel and Corporate Secretary of a publicly-traded company. Ms. Roseborough also has in-depth knowledge of the financial services industry gained through senior legal positions at MetLife, Inc., a major provider of insurance and employee benefits.



VIRGINIA P. RUESTERHOLZ   INDEPENDENT

Professional highlights:
- Verizon Communications, Inc.
  - Executive Vice President (Jan. 2012-Jul. 2012)
  - President, Verizon Services Operations (2009-2011)
  - President, Verizon Telecom (2006-2008)
  - President, Verizon Partner Solutions (2005-2006)
- Positions of increasing responsibility in operations, sales and customer service, New York Telephone (1984-2005)

Director since: 2013

Age: 61

Committees:
- Compensation
- FIRMCo
- Nominating

Other public company directorships:
- Bed Bath & Beyond Inc. (2017-2022)
- Frontier Communications Corporation (2013-2019)

Skills and qualifications relevant to The Hartford:

Ms. Ruesterholz has held a variety of senior executive positions, including as Executive Vice President at Verizon Communications and President of the former Verizon Services Operations. As a senior leader of a Fortune 100 company, she has held principal oversight responsibility for key strategic initiatives, navigated the regulatory landscape of large-scale operations, and led an organization with over 25,000 employees. Ms. Ruesterholz provides vast experience in large-scale operations, including sales and marketing, customer service, technology and risk management. Ms. Ruesterholz also brings to the Board substantial financial and strategic expertise acquired as president of various divisions within Verizon and is currently a Trustee of the Board of Stevens Institute of Technology where she served as Chairman of the Board from 2013-2018.



CHRISTOPHER J. SWIFT — CHAIRMAN

Professional highlights:
- The Hartford Financial Services Group, Inc.
  - Chairman (2015-present)
  - Chief Executive Officer (2014-present)
  - Executive Vice President and Chief Financial Officer (2010-2014)
- Vice President and Chief Financial Officer, Life and Retirement Services, American International Group, Inc. (2003-2010)
- Partner, KPMG, LLP (1999-2003)
- Executive Vice President, Conning Asset Management, General American Life Insurance Company (1997-1999)
- KPMG, LLP
  - Partner (1993-1997)
  - Auditor (1983-1993)

Director since: 2014

Age: 62

Committees:
- FIRMCo

Other public company directorships:
- Citizens Financial Group, Inc. (2021-present)

Skills and qualifications relevant to The Hartford:

Mr. Swift has over 30 years of experience in the financial services industry, with a focus on insurance. As Chairman and CEO of The Hartford, he brings to the Board unique insight and knowledge into the complexities of our businesses, relationships, competitive and financial positions, senior leadership and strategic opportunities and challenges. Mr. Swift leads the execution of our strategy, directs capital management actions and strategic investments, and oversees the continuous strengthening of the Company's leadership pipeline. In his prior role as The Hartford's Chief Financial Officer, he led the team that developed the Company's go-forward strategy. He is a certified public accountant with experience working at a leading international accounting firm, including serving as head of its Global Insurance Industry Practice.



MATTHEW E. WINTER   INDEPENDENT

Professional highlights:
- The Allstate Corporation
    - President (2015-2018)
    - President, Allstate Personal Lines (2013-2015)
    - President and Chief Executive Officer, Allstate Financial (2009-2012)
- American International Group, Inc.
    - Vice Chairman (Apr. 2009-Oct. 2009)
    - President and CEO, of AIG American General (2006-2009)
- Massachusetts Mutual Life Insurance Company
    - Executive Vice President (2002-2006)
    - Positions of increasing responsibility (1996-2002)

Director since: 2020

Age: 66

Committees:
- Compensation (Chair)
- FIRMCo

Other public company directorships:
- ADT Inc. (2018-present)
- H&R Block, Inc. (2017-present)

Skills and qualifications relevant to The Hartford:

As President of The Allstate Corporation, Mr. Winter oversaw the complete range of Allstate's P&C and life insurance products and was responsible for business operations, including field offices located across the U.S. and in Canada, and distribution through Allstate and independent agencies. He brings to the Board significant expertise in areas relevant to our business, including operations, distribution and risk management, gained from over 25 years as a senior leader in the insurance industry. Before joining Allstate, Mr. Winter held numerous senior executive positions at large insurance providers, including as vice chairman of American International Group, where he was responsible for a number of business units with global reach; and executive vice president at Massachusetts Mutual Life Insurance Company, where he led the company's domestic insurance businesses. In addition, he spent more than 12 years on active duty with the United States Army and also practiced law for several years before joining the insurance industry.



GREIG WOODRING   INDEPENDENT

Professional highlights:
- Reinsurance Group of America
    - President and Chief Executive Officer (1993-2016)
- General American Life Insurance Company
    - Executive Vice President (1992-1993)
    - Head of Reinsurance (1986-1992)
    - Positions of increasing responsibility (1979-1986)

Director since: 2017

Age: 71

Committees:
- Audit (Chair)
- FIRMCo

Other public company directorships:
- None

Skills and qualifications relevant to The Hartford:

Mr. Woodring brings significant and valuable insurance industry and leadership experience to the Board, demonstrated by his more than two decades leading Reinsurance Group of America, Incorporated (RGA), a leading life reinsurer with global operations. During his tenure, RGA grew to become one of the world's leading life reinsurers, with offices in 26 countries and annual revenues of more than $10 billion. Mr. Woodring has demonstrated skills in areas that are relevant to the oversight of the company, including risk management, finance, and operational expertise. Mr. Woodring serves on the Executive Council of the International Insurance Society and is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

AUDIT MATTERS


ITEM 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with its Board-approved charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. D&T has been retained as the Company's independent registered public accounting firm since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

In selecting D&T for fiscal year 2023, the Audit Committee carefully considered, among other items:

- The professional qualifications of D&T, the lead audit partner and other key engagement partners;
- D&T's depth of understanding of the Company's businesses, accounting policies and practices and internal control over financial reporting;
- D&T's quality controls and its processes for maintaining independence;
- The appropriateness of D&T's fees for audit and non-audit services; and
- D&T's commitment to diversity & inclusion.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the Company's retention of D&T. In addition, when a rotation of the audit firm's lead engagement partner is mandated, the Audit Committee and its chair are directly involved in the selection of D&T's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of D&T to serve as the Company's independent external auditor is in the best interests of the Company and its investors.

Although shareholder ratification of the appointment of D&T is not required, the Board requests ratification of this appointment by shareholders. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T.

Representatives of D&T will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

 The Board recommends that shareholders vote **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.


FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for the years ended December 31, 2022 and 2021.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit fees	$ 10,572,000	$ 11,041,000
Audit-related fees[1]	$ 1,046,000	$ 1,071,000
Tax fees[2]	$ 68,000	$ 47,000
All other fees[3]	$ 650,000	$ 33,000
Total	**$ 12,336,000**	**$ 12,192,000**

(1) Fees principally consisted of procedures related to regulatory filings, acquisition or divestiture related services and internal control related services.
(2) Fees principally consisted of tax compliance services.
(3) Fees pertain to permissible services not related to financial reporting.

The Audit Committee reviewed the non-audit services provided by the Deloitte Entities during 2022 and 2021 and concluded that they were compatible with maintaining the Deloitte Entities' independence.

AUDIT COMMITTEE PRE–APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firm. These policies require that the Audit Committee pre-approve specific categories of audit and audit-related services annually.

The Audit Committee approves categories of audit services and audit-related services, and related fee budgets. For all pre-approvals, the Audit Committee considers whether such services are consistent with the rules of the SEC and the Public Company Accounting Oversight Board ("PCAOB") on auditor independence. The independent registered public accounting firm and management report to the Audit Committee on a timely basis regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that such services are within the limits approved by the Audit Committee. The Audit Committee's policies require specific pre-approval of all tax services, internal control-related services and all other permitted services on an individual project basis.

As provided by its policies, the Audit Committee has delegated to its Chair the authority to address any requests for pre-approval of services between Audit Committee meetings, up to a maximum of $100,000. The Chair must report any pre-approvals to the full Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of five independent directors, each of whom is "financially literate" within the meaning of the listing standards of the NYSE and an "audit committee financial expert" within the meaning of the SEC's regulations. The Audit Committee oversees The Hartford's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. D&T, our independent registered public accounting firm for 2022, is responsible for expressing opinions that (1) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (2) we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

In this context, the Audit Committee has:

(1) Reviewed and discussed the audited financial statements for the year ended December 31, 2022 with management;

(2) Discussed with D&T the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; and

(3) Received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with D&T the independent accountant's independence.

Based on the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

Report Submitted: February 22, 2023

Members of the Audit Committee:

Greig Woodring, Chair
Larry De Shon
Donna James
Kathryn A. Mikells
Edmund Reese

COMPENSATION MATTERS

ITEM 3

ADVISORY APPROVAL OF 2022 COMPENSATION OF NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934, as amended, provides our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC. We currently intend to hold these votes on an annual basis.

As described in detail in the *Compensation Discussion and Analysis* beginning on page 38, our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable organic growth and ROE performance while maintaining an ethical culture supported by industry-leading sustainability practices, (2) providing market-competitive compensation opportunities designed to attract and retain talent needed for long-term success, and (3) appropriately aligning pay with short- and long-term performance. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this proxy statement. You have the opportunity to vote for, against or abstain from voting on the following resolution relating to executive compensation:

> **RESOLVED,** that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

Because the required vote is advisory, it will not be binding upon the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

 The Board recommends that shareholders vote **"FOR"** the above resolution to approve our compensation of named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our compensation programs and reviews compensation decisions for the Named Executive Officers ("NEOs") listed below. It also describes programs that apply to the CEO and all of his executive direct reports, other than senior executives directly supporting our Hartford Funds business who have an independent compensation program (collectively, "Senior Executives").

Name	Title
Christopher Swift	Chairman and Chief Executive Officer
Beth Costello	Executive Vice President and Chief Financial Officer
Douglas Elliot*	President
David Robinson	Executive Vice President and General Counsel
Deepa Soni	Executive Vice President, Head of Technology, Data, Analytics & Information Security

**Mr Elliot retired from the Company effective at the close of business on December 31, 2022.*

EXECUTIVE SUMMARY

The Hartford's mission is to provide people with the support and protection they need to pursue their unique ambitions, seize opportunity, and prevail through unexpected challenge. Our strategy to maximize value creation for all stakeholders focuses on advancing underwriting excellence, emphasizing digital capabilities, maximizing distribution channels, optimizing organizational efficiency, and advancing ESG leadership.

We endeavor to maintain and enhance our position as a market leader by leveraging our core strengths of underwriting excellence, risk management, claims, product development and distribution. We are investing in claims processing, analytics, data science and digital capabilities to strengthen our existing competitive advantages.

An ethics, people, and performance-driven culture drives our values. We have proactive positions on ESG issues important to our sustainability and our capacity to deliver long-term stockholder value.

PURPOSE AND STRATEGIC PRIORITIES



Accelerate profitable organic growth across all businesses.
Unwavering focus on ROE performance, driven by underwriting excellence.
Consistent generator of excess capital, optimizing superior returns.
Ethical culture supported by industry-leading sustainability practices.
MAXIMIZE VALUE CREATION FOR ALL STAKEHOLDERS

2022 FINANCIAL RESULTS

Our 2022 financial results were excellent, reflecting strong underwriting with excellent premium growth across the business, improved margins before net realized gains (losses), and a significant contribution from the investment portfolio. Full year net income available to common stockholders and core earnings* were $1.8 billion ($5.44 per diluted share) and $2.5 billion ($7.56 per diluted share), respectively. Net income and core earnings return on equity ("ROE")*† were 11.6% and 14.4%, respectively.

Highlighted below are year-over-year comparisons of our net income available to common stockholders and core earnings performance and our three-year net income ROE and core earnings ROE results. Core earnings is the primary determinant of our annual incentive plan ("AIP") funding, as described on page 43, and average annual core earnings ROE over a three-year performance period is the metric used for 50% of performance shares granted to Senior Executives, as described on page 46 (in each case, as adjusted for compensation purposes).

<u>YEAR-OVER-YEAR PERFORMANCE</u>



<u>THREE-YEAR PERFORMANCE</u>



2022 BUSINESS PERFORMANCE

In February 2022, the Company provided outlooks for key business metrics, including those highlighted below. These outlooks were management's estimates for 2022 performance based on business, competitive, capital market, catastrophe and other assumptions, and supported the Company's 2022 operating plan. When setting the 2022 operating plan, both the Board and management concluded that these key business metrics would only be achievable with superior execution to deliver strong business performance. As described on page 43, performance relative to the outlooks is a major determinant of the formulaic AIP funding level.

Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.
† Net income ROE represents net income available to common stockholders ROE.

Key business metrics for full year 2022 compared to outlooks provided in February 2022

Commercial Lines	Personal Lines	Group Benefits
Written premium growth of 11% was above the outlook of ~4-5%, primarily driven by higher-than-expected workers' compensation exposure growth. **Combined ratio**[(1)] **of 90.2** was within the outlook of 90.0-92.0, with favorable prior accident year reserve development ("PYD") partially offset by higher current accident year ("CAY") catastrophe ("CAT") losses and an underlying combined ratio closer to the high-end of the range. **Underlying combined ratio* of 88.3,** which excludes CAY CATs and PYD, was at the upper-end of the outlook of 86.5-88.5, primarily due to higher non-CAT property losses.	**Written premium growth of 2%** was above the outlook of flat-to-slightly down, as a result of higher pricing and new business above expectations. **Combined ratio of 100.3** was above the outlook of 97.0-99.0, primarily due to a higher underlying combined ratio, partially offset by favorable PYD and lower CAY CATs. **Underlying combined ratio of 93.7,** which excludes CAY CATs and PYD, was above the outlook of 90.0-92.0, primarily due to higher-than-expected auto claim severity, partially offset by lower non-CAT property losses in homeowners and a lower expense ratio.	**Earned premium and fee income growth of 7%** was above the outlook of ~2%, driven by strong book persistency, higher sales and exposure growth on existing accounts. **Net income margin was 5.0% and the core earnings margin* was 6.5%,** which was above the outlook of 3.1%-5.4%, primarily due to higher net investment income and more favorable prior period development in group disability, partially offset by a higher group life loss ratio.

(1) The combined ratio measures the cost of claims and expenses for every $100 of earned premiums. If the combined ratio is less than 100, the Company is making an underwriting profit.
* Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.

TOTAL SHAREHOLDER RETURN

The following chart shows The Hartford's total shareholder return ("TSR") relative to the 2022 Corporate Peer Group (provided on page 52), S&P 500 Insurance Composite, S&P P&C index and S&P 500.



ONE-YEAR (2022): The Hartford (HIG) 12%, 2022 Corporate Peer Group 13%, S&P 500 Insurance Composite 10%, S&P 500 Property and Casualty 19%, S&P 500 (18)%

THREE-YEAR (2020-2022): The Hartford (HIG) 35%, 2022 Corporate Peer Group 36%, S&P 500 Insurance Composite 45%, S&P 500 Property and Casualty 52%, S&P 500 25%

- The Hartford (HIG)
- S&P 500 Insurance Composite
- S&P 500
- 2022 Corporate Peer Group
- S&P 500 Property and Casualty

Includes reinvestment of dividends.

COMPONENTS OF COMPENSATION AND PAY MIX

NEO compensation is heavily weighted toward variable compensation (including both annual and long-term incentives), where actual amounts earned may differ from target amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is reviewed annually by the Compensation Committee (in the case of the CEO, by the independent directors) to ensure alignment with our compensation objectives and market practice.

Compensation Component	Description
Base Salary	• Fixed level of cash compensation based on market data, internal pay equity, experience, responsibility, expertise and performance
Annual Incentive Plan	• Variable cash award based primarily on annual company operating performance against a predetermined financial target and achievement of individual performance goals aligned with the company's strategic priorities
Long-Term Incentive Plan	• Variable awards granted based on individual performance and market data. • Designed to drive long-term performance, align senior executive interests with shareholders, and foster retention. • Award mix (50% performance shares and 50% stock options) rewards stock price performance, peer-relative shareholder returns (stock price and dividends) and operating performance.

Approximately 92% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

Target Pay Mix — CEO*

Salary	Annual Incentive	Long-Term Incentive
8%	**21%**	**70%**



Variable with Performance: **92%**

Target Pay Mix — Other NEOs*

Salary	Annual Incentive	Long-Term Incentive
17%	**26%**	**58%**



Variable with Performance: **84%**

*Percentages do not sum to 100% due to rounding.

2022 COMPENSATION DECISIONS

2022 Compensation Decisions	Rationale
The Compensation Committee approved an AIP funding level of 148% of target.	Performance against the pre-established Compensation Core Earnings target produced a formulaic AIP funding level of 164% of target. The Compensation Committee reduced this funding level to 148% following its qualitative review, taking into account extraordinary returns on real estate partnerships significantly above operating plan assumptions (page 44).
The Compensation Committee certified a 2020-2022 performance share award payout at 121% of target.	The Company's average annual Compensation Core ROE during the performance period was 12.7%, resulting in a payout of 163% of target for the ROE component (50% of the award). The company's TSR during the period was at the 47th percentile of the performance peers, resulting in a 79% payout for the TSR component (50% of the award) (page 47).

The Compensation Committee (and, in the case of the CEO, the independent directors) approved the following compensation for each NEO:

NEO	Base Salary 2022	Base Salary Change from 2021	AIP Award 2022	AIP Award Change from 2021	LTI Award 2022	LTI Award Change from 2021	Total Compensation 2022	Total Compensation Change from 2021
Christopher Swift	$1,200,000	4.3 %	$4,440,000	(6.3)%	$10,000,000	8.1 %	$15,640,000	3.3 %
Beth Costello	$ 775,000	6.9 %	$1,924,000	(6.3)%	$2,500,000	25.0 %	$ 5,199,000	8.8 %
Douglas Elliot	$ 950,000	0.0 %	$2,812,000	(6.3)%	$5,450,000	0.0 %	$ 9,212,000	(2.0)%
David Robinson	$ 650,000	8.3 %	$1,184,000	(3.3)%	$2,000,000	37.9 %	$ 3,834,000	17.1 %
Deepa Soni	$ 650,000	NA*	$1,036,000	NA*	$1,250,000	NA*	$ 2,936,000	NA*

Ms. Soni was not an NEO prior to 2022.

This table provides a concise picture of compensation decisions made in 2022, and highlights changes from 2021. Another view of 2022 compensation for the NEOs is available in the *Summary Compensation Table* on page 56.

COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

WHAT WE DO

- ✓ Compensation heavily weighted toward variable pay
- ✓ Senior Executives generally receive the same benefits as other full-time employees
- ✓ Double-trigger requirement for cash severance and equity vesting upon a change of control*
- ✓ Cash severance upon a change of control not to exceed 2x base salary + bonus
- ✓ Independent compensation consultant
- ✓ Risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ Claw-back provisions in compensation and severance plans
- ✓ Prohibition on hedging, monetization, derivative and similar transactions with company securities
- ✓ Prohibition on Senior Executives pledging company securities
- ✓ Stock ownership guidelines for directors and Senior Executives
- ✓ Periodic review of compensation peer groups
- ✓ Competitive burn rate and dilution for equity program

* Double-trigger vesting for equity awards applies if the awards are assumed or replaced with substantially equivalent awards.

WHAT WE DON'T DO

- ✖ No Senior Executive tax gross-ups for perquisites or excise taxes on severance payments
- ✖ No individual employment agreements
- ✖ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✖ No re-pricing of stock options
- ✖ No buy-outs of underwater stock options
- ✖ No reload provisions in any stock option grant
- ✖ No payment of dividends or dividend equivalents on equity awards until vesting

SAY-ON-PAY RESULTS

At our 2022 annual meeting, we received approximately 94% support on Say-on-Pay. The Compensation Committee considered the vote to be an endorsement of The Hartford's executive compensation programs and policies, and recent program changes. They took this strong level of support into account in their ongoing review of those programs and policies. Management also discussed the vote, along with aspects of its executive compensation, sustainability and corporate governance practices, during our annual shareholder engagement program to gain a deeper understanding of shareholders' perspectives. Feedback regarding the compensation program was generally positive, with many shareholders expressing support for the Compensation Committee's addition of a diversity modifier to performance share awards in 2021. For further discussion of our shareholder engagement program, see page 21.

COMPONENTS OF THE COMPENSATION PROGRAM

Each Senior Executive has a target total compensation opportunity comprised of both fixed (base salary) and variable (including both annual and long-term incentive) compensation. In addition, Senior Executives are eligible for benefits available to employees generally. This section describes the three main components of our compensation program for Senior Executives and lays out the framework in which compensation decisions are made. For a discussion of the 2022 compensation decisions made within this framework, see *2022 Named Executive Officers' Compensation and Performance* on page 48.

1. BASE SALARY

Each Senior Executive's base salary is reviewed by the Compensation Committee (in the case of the CEO, the independent directors) annually, upon promotion, or following a change in job responsibilities. Salary decisions are based on market data, internal pay equity and level of responsibility, experience, expertise and performance.

2. ANNUAL INCENTIVE PLAN AWARDS

Our employees, including the Senior Executives, are eligible to earn cash awards based on annual company and individual performance. Each employee has a target AIP opportunity. The Compensation Committee uses the following process to determine individual Senior Executive AIP awards.

Determination of AIP Funding Level

At the beginning of the year, the Compensation Committee sets a "Compensation Core Earnings" target based on The Hartford's operating plan, as well as the threshold performance level (80% of target), below which no AIP awards are earned, and the maximum funding level of 200% for performance significantly exceeding target (120% of target). In 2021, the Compensation Committee updated the AIP curve to reduce the slope for payouts in the range of +/-5% of target, which increases predictability and reduces volatility of payouts for performance in that range.

The Compensation Committee selected core earnings because:

- It currently believes core earnings best reflects annual operating performance;
- Core earnings is a metric commonly used by investment analysts when evaluating annual performance;
- Core earnings is a prevalent incentive plan metric among peers; and
- All employees can impact core earnings.

Certain adjustments are made to core earnings for compensation purposes to ensure employees are held accountable for operating decisions made that year, and are neither advantaged nor disadvantaged by the effect of certain external items that do not reflect operating year performance. At the beginning of the year, the Compensation Committee approves a definition of "Compensation Core Earnings." The definition lists adjustments that will be made to core earnings at year-end in order to arrive at Compensation Core Earnings, such as non-recurring tax benefits or charges, catastrophe losses above or below budget, and unusual or non-recurring items. The 2022 definition and a reconciliation from GAAP net income to Compensation Core Earnings are provided in Appendix A.

The outlook for certain key business metrics within the operating plan are announced to investors at the beginning of each year, which helps align the interests of our Senior Executives with our shareholders, as performance relative to the outlook is a major determinant of the formulaic AIP funding level.

To ensure a holistic review of performance, the Compensation Committee also considers a number of qualitative factors, including: quality of earnings, risk and compliance, peer-relative performance, expense management, and non-financial and strategic objectives. Informed by this qualitative review, the Compensation Committee may then adjust the formulaic funding up or down to arrive at an AIP funding level more commensurate with the Company's performance.

> The Compensation Committee believes retaining the flexibility to adjust the formulaic AIP funding is aligned with shareholders' interests because it allows the Compensation Committee to arrive at a final AIP funding level that best rewards holistic company performance and mitigates the risk inherent in a strictly formulaic approach. Using a strict formula may have unintended consequences due to events or market conditions unanticipated when goals are set, or may overemphasize short-term performance at the expense of long-term shareholder returns or undervalue achievements that are not yet evident in our financial performance. These factors are particularly relevant in the P&C insurance industry, where the "cost of goods sold" (that is, the amount of insured losses) is not known at the time of sale and develops over time — in some cases over many years. Because of this industry dynamic, a substantial majority of our 2022 Corporate Peer Group (listed on page 52) include discretion in their annual award design.

2022 AIP Funding Level: When setting the operating plan, which forms the basis for the Compensation Core Earnings target, management and the Board anticipated strong Commercial Lines results driven by written premium growth including price increases in excess of loss trends in nearly all lines except workers' compensation and lower catastrophes; higher margins in Group Benefits due to lower mortality in group life, partially offset by lower investment income and moderation in favorable disability incidence and recovery trends; deterioration in Personal Lines driven by increases in automobile claim frequency and severity, higher levels of non-catastrophe losses in homeowners and higher catastrophes, as well as not assuming the same level of net favorable prior accident year development that was recognized in 2021; and lower limited partnership and other alternative investment returns relative to the strong returns in 2021.



2022 Compensation Core Earnings

The 2022 AIP Compensation Core Earnings target was set at $2.24 billion, which was above the 2021 Compensation Core Earnings target of $1.91 billion, and nearly 4% higher than the 2021 Compensation Core Earnings result of $2.16 billion.

Actual Compensation Core Earnings for 2022 were $2.56 billion, which produced a **formulaic AIP funding level of 164% of target**, with above target performance primarily related to achieving premium growth higher than plan in Commercial Lines and Group Benefits, net favorable prior year reserve development primarily driven by workers' compensation and group disability, and net investment income outperformance attributable to limited partnership and other alternative investment returns and higher interest rates, partially offset by elevated claim severity in Personal Lines, higher non-CAT property losses in Commercial lines and higher performance-based commissions.

In assessing overall performance and arriving at the 2022 AIP funding level, the Compensation Committee started with the formulaic AIP funding level and undertook a qualitative review focused on the factors described on the following page.

FORMULAIC RESULTS

 **COMPENSATION CORE EARNINGS PERFORMANCE AGAINST PRE-ESTABLISHED TARGET**

- Total adjustments to arrive at Compensation Core Earnings increased core earnings as reported by $69 million, primarily driven by catastrophe losses higher than plan and Hartford Funds core earnings unfavorable to plan.   (see Appendix A for a description of all adjustments).
- Compensation Core Earnings against the pre-established target resulted in a formulaic AIP funding of **164% of target.**



QUALITATIVE REVIEW

 **Composition of Earnings**

- Premium growth ahead of guidance in Personal Lines, Commercial Lines and Group Benefits
- Group Benefits' margin exceeded guidance
- Underlying combined ratio for Commercial Lines was near the upper-end of the guidance range while Personal Lines was above the guidance range
- Net investment income exceeded plan by $239M due to favorable partnership returns, including a benefit from unplanned real estate sales

Importance: Understanding trends that drove earnings informs how the Compensation Committee thinks about holistic company performance

 **Strategic Accomplishments**

- Named Top U.S. Industry Leader at the inaugural ESG Insurer Awards given by The Insurer magazine
- Launched new Property Choice and enhanced General Liability Choice product offerings
- Achieved top quartile employee survey results for employee engagement and enablement
- Diverse representation of women and people of color in executive level roles ahead of goals

Importance: Strategic accomplishments position the Company for long term-growth and often represent significant successes in a given year, but such accomplishments may not be reflected or may reflect negatively in the quantitative formula

 **Peer-Relative Performance**

- Top quartile core earnings per share growth and Core ROE
- Above median book value per share growth
- Total shareholder returns at 36th and 50th percentile for one- and three-year period, respectively

Importance: Performance against the public companies within our 2022 Corporate Peer Group on key financial metrics and TSR is not captured in the quantitative formula but informs how the Compensation Committee thinks about holistic company performance

 **Risk and Compliance**

- #1 ranked insurance company in Just Capital and CNBC list of "JUST" companies in 2022
- Named one of the "World's Most Ethical Companies" by Ethisphere

Importance: Linked to strategy of attracting and retaining talent, as prospective employees are significantly more likely to work for a company that has a strong reputation of ethical conduct

 **Strategic Expense Management**

- Total managed expenses, excluding AIP awards and variable Hartford Funds expenses were favorable by $31M
- Operational transformation and cost reduction plan ("Hartford Next") expense reductions were favorable by $23M

Importance: Managing expenses is critical to maintaining competitive pricing and freeing up resources for investments in the business

As a result of its qualitative review, the Compensation Committee determined that, while strong 2022 results supported AIP funding above target, employees would be unduly rewarded by extraordinary returns on limited partnerships and other alternative investments due to several unplanned real estate sales in 2022. These transactions were unanticipated when the 2022 compensation core earnings goal was set.

Because these items accounted for an aggregate of 16 percentage points of the formulaic AIP funding level, the Compensation Committee decreased funding by a corresponding amount, resulting in a final AIP funding level of 148% of target, a level the Compensation Committee believed was more commensurate with overall company performance.

Determination of Individual NEO Awards

The AIP funding level multiplied by an individual's target AIP opportunity produces an initial AIP award, which the Committee may adjust based on individual performance. In light of his responsibility for overall company performance, the CEO's AIP award has equaled the AIP funding level, without further adjustment, every year since he assumed the position in 2014. For awards granted to the NEOs in February 2023 for 2022 performance under the AIP, see *2022 Named Executive Officer's Compensation and Performance* beginning on page 48.

3. LONG-TERM INCENTIVE AWARDS

Long-term incentive ("LTI") awards are designed to drive long-term performance and encourage share ownership among Senior Executives, aligning their interests with those of shareholders. LTI awards are granted on an annual basis following an assessment of individual performance and market data. 2022 LTI awards for Senior Executives consist of performance shares (50% of the award value) and stock options (50% of the award value). This LTI mix rewards stock price performance, peer-relative shareholder returns (stock price and dividends) and operating performance.

2022–2024 Performance Shares (50% of LTI Award)

Performance shares are designed to reward and retain Senior Executives by allowing them to earn shares of our common stock based on predetermined performance criteria. Performance shares have a three-year performance period, and are settled in shares of common stock ranging from 0% to 200% of the number of performance shares granted depending upon the performance achieved on the following metrics:

Performance Metric	Rationale
Compensation Core ROE (50% weighting)	Strategic measure that drives shareholder value creation
Peer-relative TSR (50% weighting)	Measure of our performance against peers that are competing investment choices in the capital markets

Compensation Core ROE: For 50% of the performance share award, payouts at the end of the performance period, if any, will depend upon achieving a target average annual ROE over a three-year measurement period, as adjusted for compensation purposes. **Because of the adjustments made for compensation purposes, Compensation Core ROE will differ from both the net income ROE and Core Earnings ROE provided in our financial statements.** The Compensation Committee's definition of Compensation Core ROE for 2022 performance share awards is provided in Appendix A.

In January 2022, the Compensation Committee set the target for 2022-2024 performance share awards at an average annual Compensation Core ROE for 2022, 2023, and 2024 of 13.5%, as reflected in the 2022-2024 operating plan. As illustrated in the graph at right, the Compensation Committee also set a threshold performance level (80% of target), below which no payout for the ROE component of awards is received, and a maximum payout for the ROE component of 200% for performance significantly exceeding target (120% of target).

2022-2024 Compensation Core ROE



Peer-Relative TSR: For 50% of the performance share award, payouts, if any, will be based on company TSR performance at the end of the three-year performance period relative to a Performance Peer Group. The current Performance Peer Group represents 15 industry specific public companies against which we benchmark performance for compensation purposes. While there is some overlap, the Performance Peer Group is distinct from the Corporate Peer Group described on page 52, which includes mutual companies where financial data is not publicly available, as well as companies that compete with us for talent. The Compensation Committee believes that the Performance Peer Group should be limited to publicly traded companies that offer similar products and services and are competing investment choices in capital markets. The Compensation Committee reviews the composition of the Performance Peer Group annually and did not make any changes to this group for 2022 performance share awards.

For each company in the Performance Peer Group, TSR will be measured using a 20-day stock price average at the beginning and the end of the performance period in order to smooth out any volatility. In response to shareholder feedback in prior years, the TSR payout curve for performance share awards targets above-median performance. There is no payout for performance below the 30th percentile; 35% payout for performance at the 30th percentile; target payout for performance at the 55th percentile; and 200% payout for performance at the 85th percentile.

2022 Performance Peer Group [1]	Three-Year Relative TSR Ranking
Allstate Corp.	
American Financial Group, Inc.	
Berkley (W. R.) Corp.	
Chubb Limited	
Cincinnati Financial Corp.	
CNA Financial Corp.	
Everest Re Group, Ltd.	
Hanover Insurance Group, Inc.	
Markel Corporation	
Mercury General Corp.	
MetLife, Inc.	
Old Republic International Corp.	
Progressive Corp.	
Travelers Companies, Inc.	
Unum Group	



(1) While the peer group approved by the Compensation Committee consisted of 16 companies, Berkshire Hathaway subsequently acquired Alleghany Corp., resulting in a 2022 performance peer group of 15 companies.

Stock Options (50% of LTI Awards)

The use of stock options directly aligns the interests of our Senior Executives with those of shareholders because options only have value if the price of our common stock on the exercise date exceeds the stock price on the grant date. The stock options are granted at fair market value, vest in three equal installments over three years, and have a 10-year term.

Diversity Modifier for 2021–2023 Performance Shares

In 2020, the Company set a goal to improve diverse representation among its executive ranks by the close of 2030 to 50% women and 20% people of color. In keeping with these aspirations, the Compensation Committee updated the 2021 LTI program to include a performance share modifier tied to the Company's progress toward those goals as of the close of 2023. The 2021 performance share awards will pay out between 0% and 200% based on achievement of predetermined TSR and ROE goals. The modifier will increase or decrease the total payout (if any) by 10%* based upon performance against predetermined year-end 2023 representation goals for women and people of color in executive level roles. Final results against these goals will be measured in early 2024.

Representation	As of December 31, 2020	December 31, 2023 Goal	December 31, 2030 Goal
Women	34.1 %	37.3 %	50.0 %
People of Color	10.9 %	12.8 %	20.0 %

Achievement as of December 31, 2023	Performance Share Modifier*
Miss both goals	(10)%
Achieve one goal	no adjustment
Achieve both goals	+10%

*Maximum payout nonetheless cannot exceed 200%

The Compensation Committee also intends to include the modifier with 2024 and 2027 performance share awards to encourage progress toward the Company's 2030 executive representation goals, taking into consideration progress to date when establishing targets for each three-year performance period.

Certification of 2020–2022 Performance Share Awards

On February 19, 2020, the Compensation Committee granted Senior Executives performance shares tied 50% to achievement of average annual Compensation Core ROE goals over a three-year measurement period, and 50% to TSR performance relative to a peer group of 16 companies. For the Core ROE component of the award, achievement of average annual Compensation Core ROE of 9.0%, 11.3% and 13.6% during the measurement period would have resulted in payouts of 35%, 100% and 200% of target, respectively. For the TSR component of the award, there would be no payout for performance below the 30th percentile, 35% payout for performance at the 30th percentile, target payout for performance at the 55th percentile, and 200% payout for performance at the 85th percentile.

These performance shares vested as of December 31, 2022, the end of the three-year performance period, and the Compensation Committee certified a payout at 121% of target on February 20, 2023 based on the following results:

- The average of the Company's Compensation Core ROE for each year of the measurement period was 12.7%, resulting in a payout of 163% of target for the Compensation Core ROE component of the awards.

- Because the Company's TSR during the performance period was at the 47th percentile ranking, there was a payout of 79% of target for the TSR component of the awards.

Details of the 2020 performance shares are given on pages 45 of our 2021 Proxy Statement filed with the Securities and Exchange Commission on March 29, 2021.

EXECUTIVE BENEFITS AND PERQUISITES

Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits. Non-qualified savings and retirement plans, including those that have been frozen, provide benefits that would otherwise be provided but for the Internal Revenue Code limits that apply to tax-qualified benefit plans.

We provide certain additional perquisites to Senior Executives, including reimbursement of costs for annual physicals and associated travel, certain relocation benefits when a move is required, and occasional use of tickets for sporting and special events previously acquired by the Company when no other business use has been arranged and there is no incremental cost to the Company. The CEO also has the use of a company car and driver to allow for greater efficiency while commuting.

We own a fractional interest in a corporate aircraft to allow Senior Executives to safely and efficiently travel for business purposes. The corporate aircraft enables Senior Executives to use travel time productively by providing a confidential environment in which to conduct business and eliminating the schedule constraints imposed by commercial airline service. The CEO is, and the President was, permitted personal use of corporate aircraft to minimize their time spent on personal travel and to increase the time they are available for business purposes. Corporate aircraft also enables them to work more productively while traveling for time-sensitive personal matters. During 2022, the President's use of the corporate aircraft for personal travel was subject to an annual limit of $90,000. Our aircraft usage policy otherwise prohibits personal travel via corporate aircraft by Senior Executives except in extraordinary circumstances. There was no personal use by Senior Executives due to extraordinary circumstances in 2022.

From time to time, a Senior Executive's expenses for a purpose deemed important to the business may not be considered "directly and integrally related" to the performance of the Senior Executive's duties as required by applicable SEC rules. These expenses are considered perquisites for disclosure purposes. Examples of such expenses may include attendance at conferences, seminars or award ceremonies, as well as attendance of a Senior Executive's spouse or guest at business events or dinners where spousal or guest attendance is expected.

Whenever required to do so under Internal Revenue Service regulations, we attribute income to Senior Executives for perquisites and the Senior Executive is responsible for the associated tax obligation.

2022 NAMED EXECUTIVE OFFICERS' COMPENSATION AND PERFORMANCE

In evaluating individual performance, the Compensation Committee considered each NEO's achievements to advance the Company's strategic priorities of accelerating profitable organic growth across all businesses, focusing on ROE performance driven by underwriting excellence, generating excess capital to optimize returns, and sustaining an ethical culture supported by industry-leading ESG practices.

CHRISTOPHER SWIFT

Chairman and Chief Executive Officer

Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. As CEO, he is responsible for the Company's strategy and growth, capital allocation, performance, culture and leadership.

2022 Performance

In reviewing Mr. Swift's performance, the independent directors considered that under Mr. Swift's leadership, the Company exceeded its financial objectives for 2022, resulting in industry leading core earnings ROE of 14.4% and core earnings of $2.5 billion, both of which exceeded 2021 results. The independent directors also considered Mr. Swift's leadership and overall performance against operational and strategic goals, including expanded product offerings, top decile employee engagement scores as measured by an independent third party survey, the Company being named as the #1 insurer on America's Most JUST Companies list in 2022, and his continued focus on DEI and ESG efforts culminating in The Hartford being awarded the Catalyst Award in 2023.

2022 Compensation Decisions

- **Salary.** $1,200,000, a 4.3% increase from 2021.

- **AIP Award.** Target of $3,000,000, unchanged from 2021. The Compensation Committee approved a 2022 AIP award of $4,440,000 (148% of target), which was equal to the company AIP funding level of 148% for 2022.

- **LTI Award.** In February 2022, the Compensation Committee granted him an LTI award of $10,000,000, an increase of 8.1% from the previous year, in the form of 50% stock options and 50% performance shares.

BETH COSTELLO

Executive Vice President and Chief Financial Officer

Ms. Costello has served as CFO since July 1, 2014. As the Company's CFO, Ms. Costello is responsible for finance, treasury, capital, accounting, investor relations and procurement.

2022 Performance

In reviewing Ms. Costello's performance, the Compensation Committee considered outstanding company financial performance, execution of capital management strategy and effective expense management, including the continued execution of the "Hartford Next" transformational and cost reduction objectives. The Committee also noted Ms. Costello's successful talent management and expanded engagements with investors, shareholders, and external partners. Under Ms. Costello's leadership, The Hartford received affirmation of its long-term credit rating and financial strength, including S&P's upgrade of Navigators Group rating to A+.

2022 Compensation Decisions

- **Salary.** $775,000, a 6.9% increase from 2021.

- **AIP Award.** Target of $1,300,000, unchanged from 2021. For 2022, the Compensation Committee approved an AIP award of $1,924,000 (148% of target), which was equal to the Company AIP funding level of 148% for 2022.

- **LTI Award.** In February 2022, the Compensation Committee granted her an LTI award of $2,500,000, an increase of 25.0% from the previous year, in the form of 50% stock options and 50% performance shares.

DOUGLAS ELLIOT
President

Mr. Elliot served as President of The Hartford from July 1, 2014, until his retirement on December 31, 2022. The AIP award approved by the Compensation Committee was based on results achieved by the Company's Property & Casualty business lines (small commercial, middle and large commercial, Personal Lines and global specialty), the underwriting function, and successful transition of responsibilities to the realigned leadership structure that began reporting directly to the CEO.

2022 Compensation Decisions

- **Salary.** $950,000, unchanged from 2021.

- **AIP Award.** Target of $1,900,000, unchanged from 2021. For 2022, the Compensation Committee approved an AIP award of $2,812,000 (148% of target), which was equal to the company AIP funding level of 148% for 2022.

- **LTI Award.** In February 2022, the Compensation Committee granted him an LTI award of $5,450,000, unchanged from the previous year, in the form of 50% stock options and 50% performance shares.

DAVID ROBINSON
Executive Vice President and General Counsel

Mr. Robinson has served as Executive Vice President and General Counsel since June 1, 2015. He is responsible for The Hartford's law department, government affairs and compliance.

2022 Performance

In reviewing Mr. Robinson's performance, the Compensation Committee considered his effective leadership on key regulatory and coverage matters and active engagement and support for the Board of Directors, including the successful onboarding of a new director. Additionally, the Committee noted Mr. Robinson's thought leadership for ESG matters and continued successful talent development.

2022 Compensation Decisions

- **Salary.** $650,000, an 8.3% increase from 2021.

- **AIP Award.** Target of $800,000, an increase of 3.2% from 2021. For 2022, the Compensation Committee approved an AIP award of $1,184,000 (148% of target), which was equal to the Company AIP funding level of 148% for 2022.

- **LTI Award.** In February 2022, the Compensation Committee granted him an LTI award of $2,000,000, an increase of 37.9% from the previous year, in the form of 50% stock options and 50% performance shares.

DEEPA SONI
Executive Vice President, Head of Technology, Data, Analytics & Information Security

Ms. Soni has served as Executive Vice President since August 2021. She is responsible for The Hartford's technology, data, analytics, and information security operations.

2022 Performance

In reviewing Ms. Soni's performance, the Compensation Committee considered her enablement of various transformation initiatives including increased digital adoption, expanded data analytics and data science capabilities while creating an environment to attract top talent and enhance career development opportunities. Additionally, the Committee noted the delivery of new cloud, cyber and innovative business technologies that will improve the customer experience and achieve expense targets.

2022 Compensation Decisions

- **Salary.** $650,000

- **AIP Award.** Target of $700,000. For 2022, the Compensation Committee approved an AIP award of $1,036,000 (148% of target), which was equal to the Company AIP funding level of 148% for 2022.

- **LTI Award.** In February 2022, the Compensation Committee granted her an LTI award of $1,250,000 in the form of 50% stock options and 50% performance shares.

PROCESS FOR DETERMINING SENIOR EXECUTIVE COMPENSATION (INCLUDING NEOs)

COMPENSATION COMMITTEE

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to those executives who either report to the CEO or who are subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934 (other than the CEO). The Compensation Committee also evaluates the CEO's performance and recommends his compensation for approval by the independent directors. With this input from the Compensation Committee, the independent directors review the CEO's performance and determine his compensation level in the context of the established goals and objectives for the enterprise and his individual performance. The Compensation Committee and the independent directors typically review performance and approve annual incentive awards for the prior fiscal year at their February meeting, along with annual LTI awards and any changes to base salary and target bonus. To assist in this process, the Compensation Committee reviews market and historical compensation information for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole, including outstanding equity awards.

Annual Compensation Design, Payout and Performance Goal-Setting Process

December to January
- Review feedback from fall shareholder engagement
- Approve design of AIP and LTI programs for the upcoming year, including updates to Performance and Corporate Peer Groups
- Determine enterprise AIP funding based on the previous year's actual performance against the pre-established Compensation Core Earnings target and a review of qualitative factors
- Review Senior Executive stock ownership

February
- Review Senior Executive performance for previous year and determine individual AIP awards
- Establish AIP and LTI performance targets based on the Company's approved operating plan
- Review and approve current year total compensation recommendations for Senior Executives, including salary, AIP targets and LTI awards
- Establish Senior Executive leadership goals and objectives for the current year

May to July
- Review Say-on-Pay voting results and recommendations of proxy advisory firms
- Review company pay equity status
- Review talent succession planning, workforce diversity and the Company's diversity programs

September
- Review Enterprise Risk Management's annual compensation risk assessment
- Review AIP and LTI program design for the coming year
- Receive independent consultant's annual report on executive compensation trends and regulatory trends

Ongoing
- Monitor the company's year-to-date performance in relation to targets
- Review and consider compensation plans, policies and practices in light of company performance, strategy, shareholder feedback and best practices
- Periodic review of the Company's key talent and employee engagement measures (e.g., attrition, hiring, promotion, employee engagement and representation data)

COMPENSATION CONSULTANT

For 2022, Meridian Compensation Partners, LLC ("Meridian") was the Compensation Committee's independent compensation consultant and regularly attended Compensation Committee meetings. Pursuant to the Compensation Committee's charter, Meridian has not provided services to the Company other than consulting services provided to the Compensation Committee and, with respect to CEO and director compensation, the Board.

In 2022, following a review of its records and practice guidelines, Meridian provided the Compensation Committee a letter that confirmed its conformity with independence factors under applicable SEC rules and the listing standards of the NYSE.

ROLE OF MANAGEMENT

Our Human Resources team supports the Compensation Committee in the execution of its responsibilities. Our Chief Human Resources Officer oversees the development of the materials for each Compensation Committee meeting, including market data, historical compensation and outstanding equity awards, individual and company performance metrics and compensation recommendations for consideration by the Compensation Committee (in the case of the CEO, by the independent directors). No member of our management team, including the CEO, has a role in determining their own compensation.

BENCHMARKING

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, time in role, experience, sustained performance, and internal pay equity. Although the Compensation Committee considers competitive market data, it does not target a specific market position. The various sources of compensation information the Compensation Committee uses to determine the competitive market for our executive officers are described in more detail below.

2022 Corporate Peer Group

The Compensation Committee reviews the peer group used for compensation benchmarking (the "Corporate Peer Group") periodically or upon a significant change in business conditions for the Company or its peers. As part of its review, the Compensation Committee considers many factors, including market capitalization, revenues, assets, lines of business and sources and destinations of talent. For this reason, the Corporate Peer Group differs from the Performance Peer Group described earlier for purposes of the TSR performance measure applicable to performance shares. For 2022, the Compensation Committee did not make any changes to the Corporate Peer Group.

Data in millions – as of 12/31/2022[1]

Company Name[2]	Revenues	Assets	Market Cap
Allstate Corp.	$ 51,412	$ 97,957	$ 35,962
American International Group, Inc.	$ 56,500	$ 526,634	$ 46,986
Berkley (W. R.) Corp.	$ 11,166	$ 33,861	$ 19,266
Chubb Ltd.	$ 43,124	$ 199,124	$ 91,560
Cincinnati Financial Corp.	$ 6,557	$ 29,736	$ 16,094
CNA Financial Corp.	$ 11,879	$ 60,927	$ 11,453
Hanover Insurance Group, Inc.	$ 5,469	$ 13,997	$ 4,806
Lincoln National Corp.	$ 18,784	$ 335,437	$ 5,198
MetLife Inc.	$ 69,898	$ 666,611	$ 56,782
Principal Financial Group Inc.	$ 17,492	$ 292,240	$ 20,534
Progressive Corp.	$ 49,586	$ 75,465	$ 75,889
Travelers Companies Inc.	$ 36,884	$ 115,717	$ 43,938
Unum Group	$ 11,991	$ 61,435	$ 8,163
Voya Financial Inc.	$ 5,922	$ 147,652	$ 5,975
25TH PERCENTILE	$ 11,345	$ 61,054	$ 8,985
MEDIAN	$ 18,138	$ 106,837	$ 19,900
75TH PERCENTILE	$ 47,971	$ 268,961	$ 46,224
THE HARTFORD	$ 22,362	$ 73,022	$ 24,121
PERCENT RANK	55%	37%	56%

(1) Data provided by S&P Global Market Intelligence. The amounts shown in the "Revenues" column reflect adjustments by S&P Global Market Intelligence to facilitate comparability across companies.
(2) An additional four non-public companies are included in the Corporate Peer Group as they submit data to relevant compensation surveys utilized in determining appropriate pay levels for Senior Executives: Liberty Mutual, MassMutual, Nationwide Financial, and State Farm.

Use of Corporate Peer Group Compensation Data

When evaluating and determining individual pay levels, the Compensation Committee periodically reviews compensation data prepared by third parties showing the 25th, 50th and 75th percentiles of various pay elements for the companies listed above. As noted previously, the Compensation Committee does not target a specific market position in pay.

The Compensation Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices, including perquisites. Neither the Compensation Committee nor management has any input into companies included in these general industry or financial services company surveys.

COMPENSATION POLICIES AND PRACTICES

STOCK OWNERSHIP AND RETENTION GUIDELINES

Senior Executives are expected to meet or exceed certain levels of stock ownership to align their interests with those of shareholders. The Compensation Committee has established the following ownership guidelines for the CEO and other NEOs:

Level	(As a Multiple of Base Salary)
CEO	6x
Other NEOs	4x

The Compensation Committee reviews ownership levels annually. NEOs are generally expected to meet these ownership guidelines within five years of appointment to position. As of March 20, 2023, the CEO and each of the other NEOs met their respective guideline.

TIMING OF EQUITY GRANTS

Equity grants may be awarded four times per year, on the second trading day following the filing of our Form 10-Q or 10-K for the prior period. Our practice is to grant annual equity awards following the filing of our Annual Report on Form 10-K. This timing ensures that grants are made at a time when the stock price reflects the most current public data regarding our performance and financial condition.

RECOUPMENT POLICY

We have a recoupment policy that allows for the recoupment of any incentive compensation (cash or equity) paid or payable at any time to the extent such recoupment either (i) is required by applicable law or listing standards, or (ii) is determined by the Company to be necessary in accordance with Company policy or business circumstances or appropriate in light of an employee's action, or failure to act, which is inimical to the best interests of the Company.

RISK MITIGATION IN PLAN DESIGN

Management has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Our Enterprise Risk Management function performs a risk review of any new incentive compensation plans or any material changes to existing plans annually and engages an independent third party to complete a comprehensive review of all incentive compensation plans every five years. In 2022, Enterprise Risk Management conducted its annual review and discussed the results of that review with the Compensation Committee. Enterprise Risk Management concluded that current incentive plans do not promote inappropriate risk-taking or encourage the manipulation of reported earnings.

The following features of our executive compensation program guard against excessive risk-taking:

Feature	Rationale
Pay Mix	• A mix of fixed and variable, annual and long-term, and cash and equity compensation encourages strategies and actions that are in the company's long-term best interests • Long-term compensation awards and overlapping vesting periods encourage executives to focus on sustained company results and stock price appreciation
Performance Metrics	• Incentive awards based on a variety of performance metrics diversify the risk associated with any single indicator of performance
Equity Incentives	• Stock ownership guidelines align executive and shareholder interests • Equity grants are made only during a trading window following the release of financial results • No reload provisions are included in any stock option awards

Plan Design	• Incentive plans are not overly leveraged, cap the maximum payout, and include design features intended to balance pay for performance with an appropriate level of risk-taking
	• Our equity incentive plans do not allow:
	  ◦ Stock options with an exercise price less than the fair market value of our common stock on the grant date;
	  ◦ Re-pricing (reduction in exercise price) of stock options without shareholder approval; or
	  ◦ Single trigger vesting of awards upon a Change of Control if awards are assumed or replaced with substantially equivalent awards

Recoupment	• We have a broad incentive compensation recoupment policy in addition to claw-back provisions under our equity incentive plans

HEDGING AND PLEDGING COMPANY SECURITIES

We have robust policies prohibiting our employees and directors from engaging in hedging, monetization, derivative, speculative and similar transactions involving company securities. In addition, Directors and Senior Executives are prohibited from holding stock in a margin account or pledging stock as collateral for a loan.

POTENTIAL SEVERANCE AND CHANGE OF CONTROL PAYMENTS

The Company does not have individual employment agreements. NEOs are covered under a severance pay plan that provides severance in a lump sum equal to two times the sum of annual base salary plus target bonus*, whether severance occurs before or after a change of control (no gross-up is provided for any change of control excise taxes that might apply). As a condition to receiving severance, Senior Executives must agree to restrictive covenants covering such items as non-competition, non-solicitation of business and employees, non-disclosure and non-disparagement.

The Company maintains change of control benefits to ensure continuity of management and to permit executives to focus on their responsibilities without undue distraction related to concerns about personal financial security if the Company is confronted with a contest for control. These benefits are also designed to ensure that in any such contest, management is not influenced by events that could occur following a change of control.

The 2014 Incentive Stock Plan and the 2020 Stock Incentive Plan provide for "double trigger" vesting on a change of control. If an NEO terminates employment for "Good Reason" or their employment is terminated without "Cause" (see definitions on page 68) within two years following a Change of Control (as defined in the plan), then any awards that were assumed or replaced with substantially equivalent awards vest. If the awards were not assumed or replaced with substantially equivalent awards, the awards vest immediately upon the Change of Control.

*If Ms. Soni is involuntarily terminated, other than for Cause, she would receive twelve months of annual base salary plus an additional month of annual base salary for every year of service, up to a maximum of twenty-four months of annual base salary.

EFFECT OF TAX AND ACCOUNTING CONSIDERATIONS ON COMPENSATION DESIGN

In designing our compensation programs, we consider the tax and accounting impact of our decisions. In doing so, we strive to strike a balance between designing appropriate and competitive compensation programs for our executives, maximizing the deductibility of such compensation, and, to the extent reasonably possible, avoiding adverse accounting effects and ensuring that any accounting consequences are appropriately reflected in our financial statements.

Tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Report submitted as of March 16, 2023 by:

Members of the Compensation Committee:

Matthew E. Winter, Chair
Carlos Dominguez
Trevor Fetter
Teresa W. Roseborough
Virginia P. Ruesterholz

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below reflects total compensation paid to or earned by each NEO.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Christopher Swift Chairman and Chief Executive Officer	2022	1,187,500	—	5,153,500	5,000,000	4,440,000	—	305,469	16,086,469
	2021	1,150,000	—	5,001,475	4,625,000	4,740,000	8,184	299,689	15,824,348
	2020	1,150,000	—	3,740,850	4,250,000	2,400,000	33,824	231,521	11,806,195
Beth Costello Executive Vice President and Chief Financial Officer	2022	762,500	—	1,288,375	1,250,000	1,924,000	—	66,100	5,290,975
	2021	725,000	—	1,081,400	1,000,000	2,054,000	—	65,800	4,926,200
	2020	725,000	—	814,185	925,000	1,000,000	42,587	65,700	3,572,472
Douglas Elliot President	2022	950,000	—	2,808,658	2,725,000	2,812,000	—	131,296	9,426,954
	2021	950,000	—	2,946,815	2,725,000	3,002,000	4,363	80,515	9,708,693
	2020	950,000	—	2,336,931	2,655,000	1,520,000	14,901	65,700	7,542,532
David Robinson Executive Vice President and General Counsel	2022	637,500	—	1,030,700	1,000,000	1,184,000	—	66,100	3,918,300
	2021	600,000	—	784,015	725,000	1,224,500	1,489	65,800	3,400,804
	2020	593,750	—	572,130	650,000	580,000	25,565	54,350	2,475,795
Deepa Soni* Executive Vice President, Head of Operations, Technology, Data & Analytics	2022	637,500	—	644,188	625,000	1,036,000	—	57,900	3,000,588
	2021	NA	NA	NA	NA	NA	NA	NA	NA
	2020	NA	NA	NA	NA	NA	NA	NA	NA

Ms. Soni was not an NEO prior to 2022.

(1) This column reflects the aggregate grant date fair value of performance shares calculated in accordance with FASB ASC Topic 718 for the fiscal years ended December 31, 2022, 2021 and 2020. Detail on the 2022 grants is provided in the *Grants of Plan Based Awards Table* on page 58. The amounts in this column are not reduced for estimated forfeiture rates during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in footnote 19 of the Company's Annual Report on Form 10-K for 2022 and footnote 20 of the Company's Annual Reports on Form 10-K for 2021 and 2020.

To determine the fair value of the 2022 performance share award under FASB ASC Topic 718, the market value on the grant date is adjusted to reflect the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date. These adjustments result in a value under FASB ASC Topic 718 that is 103.07% of the market value on the grant date.

The number of shares payable under these awards will be based on the actual results as compared to pre-established performance conditions and can range from 0-200% of the target award. The value* of performance shares assuming the highest possible outcome of the performance conditions determined at the time of grant (200% of the target award) would in total be:

NEO	2022 Performance Shares ($) (February 23, 2022 grant date)	2021 Performance Shares ($) (February 23, 2021 grant date)	2020 Performance Shares ($) (February 25, 2020 grant date)
C. Swift	10,000,000	9,250,000	8,500,000
B. Costello	2,500,000	2,000,000	1,850,000
D. Elliot	5,450,000	5,450,000	5,310,000
D. Robinson	2,000,000	1,450,000	1,300,000
D. Soni	1,250,000	NA	NA

*Does not include the value of any dividend equivalents credited on the performance shares during the performance period.

Under the 2014 Incentive Stock Plan, no more than 500,000 shares in the aggregate can be earned by an individual employee with respect to RSUs and performance share awards made in a single calendar year. As a result, the number of shares ultimately distributed to an employee (or former employee) with respect to awards made in the same year will be reduced, if necessary, so that the number does not exceed these limits. Under the 2020 Stock Incentive Plan, no more than 3,000,000 shares in the aggregate can be granted to an individual employee with respect to any awards in a single calendar year, except in the event of a new hire or promotion.

(2)   This column reflects the aggregate grant date fair value for the fiscal years ended December 31, 2022, 2021 and 2020 calculated in accordance with FASB ASC Topic 718. The amounts in this column are not reduced for estimated forfeitures during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in footnote 19 of the Company's Annual Report on Form 10-K for 2022 and in footnote 20 of the Company's Annual Reports on Form 10-K for 2020 and 2021.

(3)   This column reflects cash AIP awards paid for the respective years.

(4)   This column reflects the actuarial increase, if any, in the present value of the accumulated benefits of the NEOs under all pension plans established by the Company (these plans were frozen as of December 31, 2012 and no longer accrue benefits, other than interest on cash balance benefits). The amounts were calculated using discount rate and form of payment assumptions consistent with those used in the Company's GAAP financial statements. Actuarial assumptions for 2022 are described in further detail in footnote 2 of the *Pension Benefits Table* on page 61. There were no increases for any NEOs. The present values for Mr. Swift, Ms. Costello, Mr. Elliot and Mr. Robinson decreased by $15,836, $57,395, $4,090, and $28,907, respectively. Having joined the Company after December 31, 2012, when these plans were frozen, Ms. Soni does not have a benefit under either pension plan.

(5)   This column reflects amounts described in the *Summary Compensation Table—All Other Compensation.*

Summary Compensation Table - All Other Compensation

This table provides more details on the amounts presented in the "All Other Compensation" column in the *Summary Compensation Table* on page 56 for the NEOs.

Name	Year	Perquisites ($)[1]	Contributions or Other Allocations to Defined Contribution Plans ($)[2]	Total ($)
Christopher Swift	2022	239,369	66,100	305,469
Beth Costello	2022	—	66,100	66,100
Douglas Elliot	2022	65,196	66,100	131,296
David Robinson	2022	—	66,100	66,100
Deepa Soni	2022	—	57,900	57,900

(1)   As permitted by SEC rules, we have included the perquisites and other personal benefits that we provided in 2022 where the aggregate amount of such compensation to an NEO exceeds $10,000. Perquisite amounts for Mr. Swift include personal use of corporate aircraft not requiring reimbursement to the Company ($224,783), commuting costs, and expenses associated with his spouse's attendance at two business functions. The perquisite amount for Mr. Elliot includes personal use of corporate aircraft not requiring reimbursement to the Company ($55,771), expenses associated with his spouse's attendance at two business functions, expenses related to an executive physical, and a retirement gift in recognition of Mr. Elliot's service as the Company's President.

(2)   This column represents company contributions under the Company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan) and The Hartford Excess Savings Plan (the "Excess Savings Plan"), a non-qualified plan established to "mirror" the qualified plan to facilitate deferral of amounts that cannot be deferred under the 401(k) plan due to Internal Revenue Code limits. Additional information can be found under the "Excess Savings Plan" section of the *Non-Qualified Deferred Compensation Table* beginning on page 61.

GRANTS OF PLAN BASED AWARDS TABLE

This table discloses information about equity awards granted to the NEOs in 2022 pursuant to the 2020 Stock Incentive Plan. The table also discloses potential payouts under the AIP. Actual AIP payouts are reported in the *Summary Compensation Table* on page 56 under the heading "Non-Equity Incentive Plan Compensation." Equity awards have been rounded to the nearest whole share or option.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
C. Swift	2022 AIP		1,050,000	3,000,000	9,000,000							
	Stock Options	2/23/2022								301,932	69.41	5,000,000
	Performance Shares	2/23/2022				12,606	72,036	144,071				5,153,500
B. Costello	2022 AIP		455,000	1,300,000	3,900,000							
	Stock Options	2/23/2022								75,483	69.41	1,250,000
	Performance Shares	2/23/2022				3,152	18,009	36,018				1,288,375
D. Elliot	2022 AIP		665,000	1,900,000	5,700,000							
	Stock Options	2/23/2022								164,553	69.41	2,725,000
	Performance Shares	2/23/2022				6,870	39,259	78,519				2,808,658
D. Robinson	2022 AIP		280,000	800,000	2,400,000							
	Stock Options	2/23/2022								60,386	69.41	1,000,000
	Performance Shares	2/23/2022				2,521	14,407	28,814				1,030,700
D. Soni	2022 AIP		245,000	700,000	2,100,000							
	Stock Options	2/23/2022								37,742	69.41	625,000
	Performance Shares	2/23/2022				1,576	9,004	18,009				644,188

(1) The "Threshold" column shows the payout amount for achieving the minimum level of performance for which an amount is payable under the AIP at 35% of target (no amount is payable if this level of performance is not reached). The "Maximum" column shows the maximum amount payable at 300% of target (the maximum amount payable for an individual AIP award). The actual 2022 AIP award for each NEO is reported in the "Non-Equity Incentive Plan Compensation" column in the *Summary Compensation Table.*

(2) The performance shares granted on February 23, 2022 vest on December 31, 2024, the end of the three year performance period. The vesting percentage is based on the Company's TSR performance relative to the 2022 Performance Peer Group (as described on page 47) and performance based on pre-established ROE targets. These two measures are weighted equally (50/50), as described on page 46, and each one has an independent minimum payout level of 35% of target. The "Threshold" column for this grant represents 17.5% of target, which reflects the minimum possible amount that could be paid under these awards (no amount is payable if the threshold level of performance is not reached for at least one performance measure). The "Maximum" column for this grant represents 200% of target and is the maximum amount payable. See *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(3) The options granted in 2022 to purchase shares of the Company's common stock vest 1/3 per year on each anniversary of the grant date and each option has an exercise price equal to the fair market value of one share of common stock on the grant date. The value of each stock option award is $16.56 and was determined by using a hybrid lattice/Monte-Carlo based option valuation model; this value was not reduced to reflect estimated forfeitures during the vesting period. See *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(4) The NYSE closing price per share of the Company's common stock on February 23, 2022, the date of the 2022 LTI grants for the NEOs, was $69.41. To determine the fair value of the performance share award under FASB ASC Topic 718, the market value on the grant date is adjusted by a factor of 1.0307 to reflect the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR–END TABLE

This table shows outstanding stock option awards classified as exercisable and unexercisable and the number and market value of any unvested or unearned equity awards outstanding as of December 31, 2022 and valued using $75.83, the NYSE closing price per share of the Company's common stock on December 30, 2022.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Chris Swift	3/4/2014	103,872		35.83	3/4/2024				
	3/3/2015	301,887		41.25	3/3/2025				
	3/1/2016	294,481		43.59	3/1/2026				
	2/28/2017	302,908		48.89	2/28/2027				
	2/27/2018	284,819		53.81	2/27/2028				
	2/26/2019	352,263		49.01	2/26/2029				
	2/25/2020	218,452	109,227	55.27	2/25/2030				
	2/23/2021	103,606	207,214	51.87	2/23/2031			185,284	14,050,086
	2/23/2022		301,932	69.41	2/23/2032			146,561	11,113,721
Beth Costello	3/3/2015	77,830		41.25	3/3/2025				
	3/1/2016	72,076		43.59	3/1/2026				
	2/28/2017	70,679		48.89	2/28/2027				
	2/27/2018	63,194		53.81	2/27/2028				
	2/26/2019	75,790		49.01	2/26/2029				
	2/25/2020	47,545	23,773	55.27	2/25/2030				
	2/23/2021	22,401	44,803	51.87	2/23/2031			40,062	3,037,901
	2/23/2022		75,483	69.41	2/23/2032			36,640	2,778,411
Douglas Elliot	3/1/2016	190,486		43.59	3/1/2026				
	2/28/2017	201,939		48.89	2/28/2027				
	2/27/2018	178,012		53.81	2/27/2028				
	2/26/2019	219,898		49.01	2/26/2029				
	2/25/2020	204,703		55.27	2/25/2030				
	2/23/2021	183,132		51.87	2/23/2031			109,168	8,278,209
	2/23/2022	164,553		69.41	2/23/2032			79,876	6,056,997
David Robinson	2/28/2017	40,388		48.89	2/28/2027				
	2/27/2018	39,163		53.81	2/27/2028				
	2/26/2019	53,373		49.01	2/26/2029				
	2/25/2020	33,410	16,706	55.27	2/25/2030				
	2/23/2021	16,241	32,482	51.87	2/23/2031			29,045	2,202,482
	2/23/2022		60,386	69.41	2/23/2032			29,312	2,222,729
Deepa Soni	2/25/2020					6,198	469,994		
	8/3/2020					10,048	761,940		
	2/23/2021	6,720	13,441	51.87	2/23/2031			12,018	911,325
	2/23/2022		37,742	69.41	2/23/2032			18,320	1,389,206

(1) Stock options granted to the NEOs vest and become exercisable 1/3 per year on each anniversary of the grant date and generally expire on the tenth anniversary of the grant date. See "(2) Accelerated Stock Option Vesting" on page 66 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(2) This column reflects RSUs granted to Ms. Soni, which vest on the third anniversary of the grant date. See *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated. Dividend equivalents are credited on RSUs, which remain subject to the same terms and conditions as the underlying RSUs to which they relate and are paid if the underlying RSUs vest.

(3) This column reflects the market value of RSUs granted to Ms. Soni.

(4) This column represents unvested performance share awards at 200% of target assuming that the Company has achieved the highest performance level with respect to awards granted on February 23, 2021 and February 23, 2022. Dividend equivalents are credited on performance shares, which remain subject to the same terms and conditions as the underlying performance shares to which they relate and are paid only if, and to the extent that, the underlying performance shares vest and are paid out. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 66 following the *Payments upon*

Termination or Change of Control table for a description of the circumstances in which vesting is accelerated for performance shares.

- Performance shares granted on February 23, 2021 vest on December 31, 2023, the end of the three year performance period, based on the Company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50),and adjusted based on the diversity modifier, as described in "Diversity Modifier for 2021-2023 Performance Shares" on page 47 of this proxy statement.
- Performance shares granted on February 23, 2022 vest on December 31, 2024, the end of the three year performance period, based on the Company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 46 of this proxy statement.

(5) This column reflects the market value of performance shares at 200% of target, plus the value of dividend equivalents credited on the performance shares, as of December 30, 2022.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information regarding option awards exercised and stock awards that vested during 2022. The numbers have been rounded to the nearest whole dollar or share.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Christopher Swift	141,388	7,099,609	100,540	7,887,349
Beth Costello	47,214	1,763,589	21,882	1,716,658
Douglas Elliot	295,080	9,591,267	62,808	4,927,274
David Robinson	37,068	1,181,543	15,377	1,206,301
Deepa Soni	—	—	13,564	1,012,579

(1) The amounts in this column reflect the value realized upon the exercise of vested stock options during 2022. The value realized is the difference between the fair market value of common stock on the date of exercise and the exercise price of the option.

(2) The numbers in this column reflect the total shares of common stock paid out on stock awards that vested in 2022. This includes, for each NEO, performance shares granted on February 25, 2020 that vested on December 31, 2022 and paid out at 121% of target following the Compensation Committee's February 20, 2023 certification of company performance against two equally weighted measures:

- at 163% of target for performance against pre-established ROE targets, and
- at 79% of target for the relative TSR performance objective for the three-year performance period from January 1, 2020 to December 31, 2022.

In addition, the amount shown for Ms. Soni also includes 11,050 shares of common stock realized upon the vesting of her sign-on RSU award on November 6, 2022.

(3) The value realized on vesting for the performance share awards is based on the NYSE closing price per share of the Company's common stock on February 17, 2023 ($78.45). The Compensation Committee certified the vesting percentage on February 20, 2023, which was a stock market holiday; as a result, the closing price on the prior business day of February 17, 2023 was used. The amount shown for Ms. Soni also includes the $815,395 value of her sign-on RSU award based on the NYSE closing stock price per share on November 6, 2022, the vesting date.

PENSION BENEFITS TABLE

The table below shows the number of years of credited service, the actuarial present value of the accumulated pension benefit, and the actual cash balance account as of December 31, 2022 under the Company's tax-qualified pension plan (The Hartford Retirement Plan for U.S. Employees, or the "Retirement Plan") and the non-qualified pension plan (The Hartford Excess Pension Plan II, or the "Excess Pension Plan") for each of the NEOs.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Actual Cash Balance Account or Accrued Benefit ($)	Payments During Last Fiscal Year ($)
Christopher Swift	Retirement Plan	2.83	78,513	82,258	—
	Excess Pension Plan	2.83	436,660	457,488	—
Beth Costello	Retirement Plan	8.67	156,813	180,783	—
	Excess Pension Plan	8.67	194,950	224,749	—
Douglas Elliot	Retirement Plan	1.74	55,019	57,010	—
	Excess Pension Plan	1.74	193,393	200,394	—
David Robinson	Retirement Plan	6.08	132,563	147,486	—
	Excess Pension Plan	6.08	125,425	139,545	—
Deepa Soni	Retirement Plan	—	—	—	—
	Excess Pension Plan	—	—	—	—

(1) This column reflects the years of credited service under the Retirement Plan and Excess Pension Plan (each a "Plan" or together the "Plans") as of December 31, 2012. Benefit accruals ceased as of December 31, 2012 under each Plan. As of December 31, 2022, Messrs. Swift, Elliot, and Robinson and Ms. Costello were vested at 100% in their cash balance accounts under the Plans. Having joined the Company after December 31, 2012, when these Plans were frozen, Ms. Soni does not have a benefit under either Plan.

(2) The present value of accumulated benefits under each Plan is calculated assuming that benefits commence at age 65, no pre-retirement mortality, a lump sum form of payment and the same actuarial assumptions used by the Company for GAAP financial reporting purposes. The present value is determined using a discount rate of 5.43%, and the cash balance amounts are projected to age 65 using an assumed interest crediting rate of 3.89%.

Cash Balance Formula

Employees hired prior to January 1, 2001 accrued benefits under a final average pay formula through December 31, 2008 and accrued benefits under the cash balance formula from January 1, 2009 to December 31, 2012. None of the NEOs were hired prior to January 1, 2001.

For employees hired on or after January 1, 2001, including Messrs. Swift, Elliot, and Robinson and Ms. Costello, retirement benefits accrued under the cash balance formula until December 31, 2012. Effective December 31, 2012, the cash balance formula under the Retirement Plan and the Excess Pension Plan was frozen for all Plan participants, including the NEOs. Interest continues to be credited on previously accrued amounts, at a rate of 3.3% or based on the 10 year Treasury rate, whichever is greater. All Plan participants are currently vested in their account balances, which they may elect to receive following termination of employment in the form of a single lump sum payment or an actuarially-equivalent form of annuity.

In the event of a Change of Control, each NEO would automatically receive a lump sum of the value of their Excess Pension Plan cash balance benefit as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Excess Savings Plan

NEOs, as well as other employees, may contribute to the Company's Excess Savings Plan, a non-qualified plan established as a "mirror" to the Company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan). The Excess Savings Plan is intended to facilitate deferral of amounts that cannot be deferred under the 401(k) plan for employees whose compensation exceeds the Internal Revenue Code limit for the 401(k) plan ($305,000 in 2022). When an eligible employee's annual compensation reaches that Internal Revenue Code limit, the eligible employee can contribute up to six percent (6%) of compensation in excess of that limit to the Excess Savings Plan, up to a combined $1 million annual limit on compensation for both plans. The Company makes a matching contribution to the Excess Savings Plan in an amount equal to 100% of the employee's contribution. Company contributions to the Excess Savings Plan are fully vested and plan balances are payable in a lump sum following termination of employment.

The table below shows the notional investment options available under the Excess Savings Plan during 2022 and their annual rates of return for the calendar year ended December 31, 2022, as reported by the administrator of the Excess Savings Plan. The notional investment options available under the Excess Savings Plan correspond to the investment options available to participants in the 401(k) plan.

Excess Savings Plan Notional Investment Options

Name of Fund	Rate of Return (for the year ended December 31, 2022)	Name of Fund	Rate of Return (for the year ended December 31, 2022)
The Hartford Stock Fund	12.28 %	Vanguard Target Retirement 2020 Trust	-14.12 %
ISP International Equity Fund[1]	-14.73 %	Vanguard Target Retirement 2025 Trust	-15.43 %
ISP Active Large Cap Equity Fund[2]	-18.26 %	Vanguard Target Retirement 2030 Trust	-16.14 %
ISP Small/Mid Cap Equity Fund[3]	-15.22 %	Vanguard Target Retirement 2035 Trust	-16.51 %
State Street S&P 500 Index Non-Lending Series Fund	-18.12 %	Vanguard Target Retirement 2040 Trust	-16.92 %
Hartford Stable Value Fund	1.76 %	Vanguard Target Retirement 2045 Trust	-17.32 %
Hartford Total Return Bond HLS Fund	-14.21 %	Vanguard Target Retirement 2050 Trust	-17.44 %
SSgA Real Asset Fund	3.09 %	Vanguard Target Retirement 2055 Trust	-17.41 %
Vanguard Federal Money Market Fund	1.55 %	Vanguard Target Retirement 2060 Trust	-17.39 %
State Street Global All Cap Equity Ex-U.S. Index Non-Lending Series Fund	-16.33 %	Vanguard Target Retirement 2065 Trust	-17.35 %
State Street Russell Small/Mid Cap® Index Non-Lending Series Fund	-25.46 %	Vanguard Target Retirement 2070 Trust[4]	2.07 %
Vanguard Target Retirement Income Trust	-12.70 %		

(1) The ISP International Equity Fund is a multi-fund portfolio made up of two underlying mutual funds that provides a blended rate of return. The underlying funds are the Hartford International Opportunities HLS Fund (50%) and Sprucegrove All Country World ex USA CIT Fund (50%).

(2) The ISP Active Large Cap Equity Fund is a multi-fund portfolio made up of two underlying funds that provides a blended rate of return. The underlying funds are the Hartford Dividend and Growth HLS Fund (50%) and the Loomis Sayles Large Cap Growth Fund (50%).

(3) The ISP Small/Mid Cap Equity Fund is a multi-fund portfolio made up of four underlying funds that provides a blended rate of return. The underlying funds are the T. Rowe Price QM U.S. Small-Cap Growth Equity Fund (20%), Chartwell Investment Partners Small Cap Value Fund (20%), JP Morgan Mid Cap Growth Fund (30%) and LMCG Investments Mid Cap Value Fund (30%).

(4) The Vanguard Target Retirement 2070 Trust Fund was added as an investment option on June 28, 2022. The rate of return shown represents return from the date it was added to the Excess Savings Plan until December 31, 2022.

Non-Qualified Deferred Compensation - Excess Savings Plan

The table below shows the NEO and company contributions, the aggregate earnings credited, and the total balance of each NEO's account under the Excess Savings Plan as of December 31, 2022.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Christopher Swift	41,700	41,700	(220,521)	—	1,417,366
Beth Costello	41,700	41,700	11,716	—	981,824
Douglas Elliot	41,700	41,700	17,838	—	1,047,702
David Robinson	41,700	41,700	(54,536)	—	833,502
Deepa Soni	41,700	41,700	(23,673)	—	154,802

(1) The amounts shown reflect executive contributions to the Excess Savings Plan during 2022 with respect to AIP awards paid in 2022 in respect of performance during 2021. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* in the 2022 proxy statement.

(2) The amounts shown reflect the Company's matching contributions into the Excess Savings Plan based on the NEO's executive contributions in 2022. These amounts are also included with the Company's contributions to the 401(k) plan in the "All Other Compensation" column of the *Summary Compensation Table* on page 56.

(3) The amounts shown represent investment gains (or losses) during 2022 on notional investment funds available under the Excess Savings Plan (which mirror investment options available under the Company's 401(k) plan). No portion of these amounts is included in the *Summary Compensation Table* on page 56 as the Company does not provide above-market rates of return.

(4) The amounts shown represent the cumulative amount that has been credited to each NEO's account under the applicable plan as of December 31, 2022. The amounts reflect the sum of the contributions made by each NEO and the Company since the

NEO first began participating in the Excess Savings Plan (including executive and company contributions reported in the Summary Compensation Tables in previous years), adjusted for any earnings or losses as a result of the performance of the notional investments. The reported balances are not based solely on 2022 service. The December 31, 2021 aggregate balances are included in the "Aggregate Balance at Last FYE" column of the *Non-Qualified Deferred Compensation - Excess Savings Plan* table in the 2022 proxy statement.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following section provides information concerning the value of potential payments and benefits as of December 31, 2022 that would be payable to NEOs following termination of employment under various circumstances or in the event of a Change of Control (as defined on page 68). Benefit eligibility and values as of December 31, 2022 vary based on the reason for termination.

Severance Pay for Senior Executives

The NEOs participate in The Hartford Senior Executive Officer Severance Pay Plan or, in the case of Ms Soni, The Hartford Senior Executive Severance Pay Plan (the "Severance Plans"). The Severance Plans provide specified payments and benefits to participants upon termination of employment as a result of severance eligible events. The Severance Plans apply to the NEOs and other executives that the Chief Human Resources Officer (the "Plan Administrator") approves for participation. As a condition to participate, the NEOs must agree to such restrictive covenants as are required by the Plan Administrator. In addition to confidentiality and non-disparagement provisions that continue after termination of employment, the NEOs have agreed that, while employed and for a one-year period following a termination of employment, they are subject to non-competition and non-solicitation provisions.

If an NEO (other than Ms. Soni) is involuntarily terminated, other than for Cause (as defined on page 68), the NEO would receive a lump sum severance amount equal to two times the sum of their annual base salary and the target AIP award, both determined as of the involuntary termination date, payable within 60 days of termination. (Ms. Soni would receive twelve months of annual base salary, payable within 60 days of termination.) Treatment of the AIP award for the year in which the termination occurs, outstanding and unvested LTI awards and other benefits as of the termination date if an NEO is involuntarily terminated other than for Cause (including if the NEO is, or is not, retirement eligible) are described in Footnotes 1, 2, 3 and 5 to the table below.

Treatment upon a Change of Control

If, within the two year period following a Change of Control (as defined on page 68), (1) the NEO is involuntarily terminated by the Company other than for Cause, or (2) the NEO voluntarily terminates employment with the Company for Good Reason (as defined on page 69), then the NEO (other than Ms. Soni) would receive a lump sum severance amount equal to two times the sum of their annual base salary and the target AIP award. Ms. Soni would receive a lump sum severance amount equal to two times her annual base salary. All NEOs would be eligible for a pro rata AIP award , except that the pro rata AIP award payable would be at least the same percentage of the target level of payout as is generally applicable to executives whose employment did not terminate. LTI awards would not vest automatically upon a Change of Control so long as the Compensation Committee determines that, upon the Change of Control, the awards would either continue to be honored or be replaced with substantially equivalent alternative awards. If the awards were so honored or replaced, then those awards would fully vest if, within the two year period following the Change of Control, (1) the NEO was involuntarily terminated by the Company other than for Cause, or (2) the NEO voluntarily terminated employment with the Company for Good Reason.   If the NEO is terminated for Cause, all unvested options and stock awards would be cancelled and neither severance nor AIP would be paid.

In the event of a Change of Control, the NEO would receive a lump sum equal to the present value of their benefit under the Excess Pension Plan and their Excess Savings Plan balance, provided that the Change of Control also constituted a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

No gross-up would be provided for any excise taxes that apply to an NEO upon a Change of Control.

Other Benefits in the Event of Death or Disability

In the event of death, an NEO would receive a company-paid life insurance benefit in addition to whatever voluntary group term life insurance coverage is in effect. The Company paid benefit would equal one times salary with a cap of $500,000, unless the employee had elected a flat amount of $50,000.

In the event of disability, the NEO would be entitled to short and long term disability benefits if they were disabled in accordance with the terms of the applicable plan. Upon the commencement of long term disability benefits and while in receipt of long term disability benefits, each NEO would be eligible to participate in company health benefit and life insurance plans for up to a maximum of three years.

Eligibility for Retirement Treatment

For AIP awards, an NEO will receive retirement treatment if they meet the following retirement definition as of the last date paid: (i) the NEO is at least age 55 with at least 5 years of service, and (ii) age plus service equals or exceeds 65 (the "Rule of 65"). Ms. Costello and Messrs. Swift, Elliot, and Robinson were eligible to receive retirement treatment for their AIP awards as of December 31, 2022, under the Rule of 65, as described in Footnote 1 below.

For the 2020, 2021 and 2022 LTI awards, an NEO will receive retirement treatment if they provide written notice three months in advance of their planned retirement date, continue to perform their job responsibilities satisfactorily, and meet the Rule of 65. Ms. Costello and Messrs. Swift, Elliot, and Robinson were eligible to receive retirement treatment for their 2020, 2021 and 2022 LTI awards under the Rule of 65, as described in Footnotes 2 and 3 below.

Payments upon Termination or Change of Control

The table and further discussion below (including the section titled Treatment of NEO Upon Retirement) address benefits that would be payable to the NEOs as of December 31, 2022 assuming their termination of employment on December 31, 2022 under various circumstances or in the event of a Change of Control effective December 31, 2022. The benefits discussed below are in addition to:

- The vested stock options set forth in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 59,

- The vested performance shares set forth in the *Option Exercises and Stock Vested Table* on page 60,

- The vested pension benefits set forth in the *Pension Benefits Table* on page 61, and

- The vested benefits set forth in the *Non-Qualified Deferred Compensation Table* on page 62 (benefits payable from the Excess Savings Plan).

The amounts shown for accelerated stock option and other LTI vesting are calculated using the NYSE closing price per share of the Company's common stock on December 30, 2022 of $75.83.

Payment Type	Christopher Swift	Beth Costello	David Robinson	Deepa Soni
VOLUNTARY TERMINATION OR RETIREMENT				
2022 AIP Award ($)[1]	4,440,000	1,924,000	1,184,000	—
Accelerated Stock Option Vesting ($)[2]	9,148,958	2,046,854	1,509,422	—
Accelerated Performance Share Vesting ($)[3]	12,581,909	2,908,143	2,212,596	—
Accelerated Other LTI Vesting ($)[3]	—	—	—	—
Benefits Continuation and Outplacement ($)[5]	—	—	—	—
TOTAL TERMINATION BENEFITS ($)	**26,170,867**	**6,878,997**	**4,906,018**	**—**
INVOLUNTARY TERMINATION – NOT FOR CAUSE				
2022 AIP Award ($)[1]	4,440,000	1,924,000	1,184,000	1,036,000
Cash Severance ($)[4]	8,400,000	4,150,000	2,900,000	650,000
Accelerated Stock Option Vesting ($)[2]	9,148,958	2,046,854	1,509,422	322,046
Accelerated Performance Share Vesting ($)[3]	12,581,909	2,908,143	2,212,596	535,322
Accelerated Other LTI Vesting ($)[3]	—	—	—	1,058,861
Benefits Continuation and Outplacement ($)[5]	38,906	45,985	45,606	45,562
TOTAL TERMINATION BENEFITS ($)	**34,609,773**	**11,074,982**	**7,851,624**	**3,647,791**
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION NOT FOR CAUSE OR TERMINATION FOR GOOD REASON				
2022 AIP Award ($)[1]	4,440,000	1,924,000	1,184,000	1,036,000
Cash Severance ($)[4]	8,400,000	4,150,000	2,900,000	1,300,000
Accelerated Stock Option Vesting ($)[2]	9,148,958	2,046,854	1,509,422	564,350
Accelerated Performance Share Vesting ($)[3]	12,581,909	2,908,143	2,212,596	1,150,286
Accelerated Other LTI Vesting ($)[3]	—	—	—	1,231,931
Benefits Continuation and Outplacement ($)[5]	38,906	45,985	45,606	45,562
TOTAL TERMINATION BENEFITS ($)	**34,609,773**	**11,074,982**	**7,851,624**	**5,328,129**
INVOLUNTARY TERMINATION – DEATH OR DISABILITY				
2022 AIP Award ($)[1]	4,440,000	1,924,000	1,184,000	1,036,000
Accelerated Stock Option Vesting ($)[2]	9,148,958	2,046,854	1,509,422	564,350
Accelerated Performance Share Vesting ($)[3]	12,581,909	2,908,143	2,212,596	1,150,286
Accelerated Other LTI Vesting ($)[3]	—	—	—	1,231,931
Benefits Continuation ($)[5]	44,111	65,350	64,213	64,080
TOTAL TERMINATION BENEFITS ($)	**26,214,978**	**6,944,347**	**4,970,231**	**4,046,647**

(1) 2022 AIP Award

Voluntary Termination or Retirement. Generally, upon a voluntary termination of employment during 2022, the NEO would not be eligible to receive an AIP award for 2022 unless the Compensation Committee determined otherwise. However, an NEO who is eligible for retirement treatment for an AIP award would be entitled to receive a pro rata award for 2022 based on the portion of the year served, payable no later than March 15 following the calendar year of termination. All of the NEOs, except for Ms. Soni, were eligible for retirement treatment as of December 31, 2022 under the AIP. The amounts shown represent the actual award payable for 2022, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 56.

Involuntary Termination – Not For Cause. Each NEO would be eligible for a pro rata portion of their 2022 AIP award. The amounts shown represent the actual award payable for 2022, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 56.

Involuntary Termination – Not For Cause, or a Termination For Good Reason, Within Two Years Following a Change of Control. Each NEO would be eligible for a pro rata portion of their 2022 AIP award, commensurate with amounts received by the executives who did not terminate employment. The amounts shown represent the actual award payable for 2022, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 56.

Involuntary Termination For Cause. No AIP award would be payable.

Death or Disability. Each NEO would receive a 2022 AIP award comparable to the award that would have been paid had they been subject to an involuntary termination (not for Cause).

(2) Accelerated Stock Option Vesting

Voluntary Termination or Retirement. For a voluntary termination, all unvested options would be canceled, unless the Compensation Committee determined otherwise. Each NEO would be entitled to exercise stock options vested as of the date of their termination of employment within the four month period following termination of employment but not beyond the scheduled expiration date.

If the NEO is retirement eligible, unvested stock options would immediately vest. Vested options would need to be exercised no later than the scheduled expiration date. All of the NEOs, except for Ms. Soni, were eligible for retirement treatment as of December 31, 2022 on their 2020, 2021 and 2022 option awards.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata vesting of unvested stock options as long as the options had been outstanding for at least one year from the date of grant. Stock options vested as of the date of termination of employment would need to be exercised within the four month period following termination of employment but not beyond the scheduled expiration date.

If the NEO is retirement eligible, unvested stock options would immediately vest. Vested options would need to be exercised no later than the scheduled expiration date. All of the NEOs, except for Ms. Soni, were eligible for retirement treatment as of December 31, 2022 on their 2020, 2021 and 2022 option awards.

Change of Control. Stock options would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the stock option awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. Stock options, if vested upon the Change of Control, would be exercisable for the remainder of their original term. The amounts shown in the Change of Control section of the table provide the value of accelerated stock option vesting presuming that all options were to vest upon a Change of Control on December 31, 2022 (i.e., that the stock option awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause) or quit for Good Reason.

Involuntary Termination For Cause. All unvested stock options would be canceled.

Death or Disability. All unvested stock options would fully vest and would need to be exercised no later than the scheduled expiration date.

(3) Accelerated Vesting of Performance Shares and Other LTI Awards

Voluntary Termination or Retirement. For a voluntary termination, unvested performance shares and RSUs would be canceled as of the termination of employment date, unless the Compensation Committee determined otherwise. For retirement eligible employees, performance share awards granted on February 23, 2021 and February 23, 2022 would vest, subject to the Company's performance against performance measures and the NEO's compliance with a non-competition provision. As of December 31, 2022, all of the NEOs, except for Ms. Soni, were eligible to receive retirement treatment on their outstanding performance share awards, subject to the Company's performance against performance measures and the NEO's compliance with the non-competition provision.   The amounts shown included dividend equivalents accrued as of December 31, 2022 on performance awards.

Ms. Soni is not retirement eligible and would forfeit her performance shares and 2020 RSUs if she voluntarily terminated employment.

Involuntary Termination – Not For Cause. All of the NEOs, except for Ms. Soni, would receive full vesting, subject to the Company's performance against performance measures, in their 2021 and 2022 performance share awards due to eligibility for retirement treatment, subject to the NEO's compliance with the non-competition provision. Ms. Soni, who is not retirement eligible, would be entitled to pro rata vesting of her 2020 RSUs, which would be paid out following termination of employment, and pro rata vesting of her 2021 and 2022 performance share awards (subject to the Company's performance against performance measures). The amount shown is the value the NEO would be entitled to at the end of the respective performance period for these awards to which pro rata or full payment applies, based on $75.83, the closing stock price on December 30, 2022, and payout at target. The amounts shown include dividend equivalents accrued as of December 31, 2022 on the February 23, 2021 and February 23, 2022 performance awards, and on the 2020 RSU awards granted to Ms. Soni.

Change Of Control. RSU and performance share awards would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the RSU awards and the performance share awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. The amounts shown in the Change of Control section of the table indicate the value of accelerated vesting presuming that all awards were to vest upon the Change of Control (i.e., the performance share awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause or quit for Good Reason), based on $75.83, the closing stock price on December 30, 2022, and, in the case of performance shares, a payout at target. The Compensation Committee could determine that performance share awards would pay out at greater than the target amount. The amounts shown include dividend equivalents accrued as of December 31, 2022 on February 23, 2021 and February 23, 2022 performance awards, and on the 2020 RSU awards granted to Ms. Soni.

Involuntary Termination For Cause. All unvested awards would be canceled.

Death or Disability. Performance share awards granted in 2021 and 2022 would vest in full at target and be payable within 60 days of the termination date. The 2020 RSUs granted to Ms. Soni would vest in full and be paid out within 90 days of the termination date (or by March 15, if earlier). The amounts shown include dividend equivalents accrued as of December 31, 2022 on February 23, 2021 and February 23, 2022 performance awards, and on the 2020 RSU awards granted to Ms. Soni.

(4) **Cash Severance Payments**

Voluntary Termination or Retirement, Involuntary Termination For Cause, Death or Disability. No benefits would be payable.

Involuntary Termination - Not For Cause Before or After a Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO (other than Ms. Soni) would receive a severance payment calculated as a lump sum equal to two times the sum of base salary and the target AIP award at the time of termination (assumed to be December 31, 2022 for this purpose). For an Involuntary termination not for Cause before a Change of Control, Ms. Soni would receive a severance payment calculated as a lump sum equal to 12 months of her annual base salary at the time of termination (assumed to be December 31, 2022 for this purpose). For an involuntary termination not for Cause or a termination for Good Reason within two years following a Change of Control, Ms. Soni would receive a severance payment calculated as a lump sum equal to 24 months of her annual base salary at the time of termination (assumed to be December 31, 2022 for this purpose).

In the event of termination after a Change of Control, if the aggregate present value of payments contingent on the Change of Control would result in payment by the NEO of an excise tax on "excess parachute payments," as described in regulations under Sections 280G and 4999 of the Internal Revenue Code, then the severance amounts shown would be reduced if, as a result, the NEO would thereby receive more on an after-tax basis than they would receive if the reduction in the severance amount was not made. The amounts shown assume that such reduction does not occur.

(5) **Benefits Continuation and Outplacement**

Voluntary Termination or Retirement. No benefits would be payable: executive outplacement services would not be provided and health benefit coverage ends. NEOs who terminate employment after attaining age 55 and completing 10 years of service can elect coverage under a company high deductible health plan until age 65 at their own expense.

Involuntary Termination - Not For Cause, Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would be provided up to one-year of health benefits at the employee cost and up to one-year of executive outplacement services. The amounts shown represent the estimated employer cost of health coverage continuation and outplacement for one year.

Involuntary Termination - Disability or Death. Each NEO would be provided 36 months of life and health benefits continuation from the date of termination due to long term disability. The amounts shown represent the estimated employer cost of life and health coverage continuation for three years.

TREATMENT OF NEO UPON RETIREMENT

In September 2022, the Company announced Mr. Elliot's decision to retire on December 31, 2022. Upon Mr. Elliot's retirement, his outstanding, unvested equity awards received the following treatment, pursuant to the standard terms and conditions of the relevant plan documents:

- Stock options granted on February 25, 2020 accelerated so that the final tranche of 68,235 options became vested on December 31, 2022, which are included in the *Outstanding Equity* table on page 59. If exercised on December 31, 2022 (a date on which the stock market was closed) , these options would have had a market value of $1,402,912 based on the stock price on the prior business day ($75.83 on December 30, 2022).
- Stock options granted on February 23, 2021 accelerated so that the final two tranches of 122,088 options became vested on December 31, 2022, which are included in the *Outstanding Equity* table on page 59. If exercised on December 31, 2022 (a date on which the stock market was closed) , these options would have had a market value of $2,925,228 based on the stock price on the prior business day ($75.83 on December 30, 2022).
- Stock options granted February 23, 2022 accelerated so that all 164,553 options became vested on December 31, 2022, which are included in the *Outstanding Equity* table on page 59. If exercised on December 31, 2022 (a date on which the stock market was closed) , these options would have had a market value of $1,056,430 based on the stock price on the prior business day ($75.83 on December 30, 2022).
- Performance shares granted in 2021 and 2022 will vest, depending on actual performance against the performance measures, following the end of their respective performance periods, subject to Mr. Elliot's compliance with the awards' non-competition provision during the remainder of the respective performance periods. Such awards remain subject to the achievement of the applicable performance criteria and will be paid in 2024 and 2025, respectively, following certification of performance at the end of the applicable performance periods. The value of these awards at the end of their respective performance periods, based on the closing stock price on December 30, 2022 ($75.83) and payout at target performance, and including dividend equivalents accrued as of December 31, 2022, would be $7,167,604 (shown at maximum payout or 200% in the *Outstanding Equity* table on page 59).

Mr. Elliot also received a cash AIP award of $2,812,000 as shown in the *Summary Compensation Table* on page 56.

DEFINITIONS

"Cause" as used above is defined differently, depending upon whether an event occurs before or after a Change of Control.

- Prior to a Change of Control, "Cause" is generally defined as termination for misconduct or other disciplinary action. With respect to 2022 LTI awards, prior to a Change of Control, "Cause" is defined as termination of the executive's employment due to the executive engaging in any of the following (as determined by the Company in its sole discretion): (i) the willful failure to perform substantially the executive's employment-related duties; (ii) the executive's willful or serious misconduct that has caused or could reasonably be expected to result in material injury to the business or reputation of the Company; (iii) the executive's conviction of, or entering a plea of guilty or nolo contendere to, a crime constituting a felony; or (iv) the executive's breach of any written covenant or agreement with the Company or any material written policy of the Company.
- Upon the occurrence of a Change of Control, "Cause" is generally defined as the termination of the executive's employment due to: (i) a felony conviction; (ii) an act or acts of dishonesty or gross misconduct which result or are intended to result in damage to the Company's business or reputation; or (iii) repeated violations by the executive of the obligations of their position, which violations are demonstrably willful and deliberate and which result in damage to the Company's business or reputation.

"Change of Control" is generally defined as:

- The filing of a report with the SEC disclosing that a person is the beneficial owner of 40% or more of the outstanding stock of the Company entitled to vote in the election of directors of the Company;
- A person purchases shares pursuant to a tender offer or exchange offer to acquire stock of the Company (or securities convertible into stock), provided that after consummation of the offer, the person is the beneficial owner of 20% or more of the outstanding stock of the Company entitled to vote in the election of directors of the Company;
- The consummation of a merger, consolidation, recapitalization or reorganization of the Company approved by the stockholders of the Company, other than in a transaction immediately following which the persons who were the beneficial owners of the outstanding securities of the Company entitled to vote in the election of directors of the Company immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by the securities of the entity surviving such transaction entitled to vote in the election of directors of such entity in substantially the same relative proportions as their ownership of the securities of the Company entitled to vote in the election of directors of the Company immediately prior to such transaction;
- The consummation of a sale, lease, exchange or other transfer of all or substantially all the assets of the Company approved by the stockholders of the Company; or
- Within any 24 month period, the persons who were directors of the Company immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the Company, provided that any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director (A) was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors

either actually or by prior operation of this clause, and (B) was not designated by a person who has entered into an agreement with the Company to effect a merger or sale transaction described above.

"Good Reason" is generally defined as:

- The assignment of duties inconsistent in any material adverse respect with the executive's position, duties, authority or responsibilities, or any other material adverse change in position, including titles, authority or responsibilities;
- A material reduction in base pay or target AIP award;
- Being based at any office or location more than 50 miles from the location at which services were performed immediately prior to the Change of Control (provided that such change of office or location also entails a substantially longer commute);
- A failure by the Company to obtain the assumption and agreement to perform the provisions of the Senior Executive Officer Plan by a successor; or
- A termination asserted by the Company to be for cause that is subsequently determined not to constitute a termination for Cause.

CEO PAY RATIO

For 2022, Mr. Swift had total compensation, as reported in the *Summary Compensation Table* on page 56, of $16,086,469, while our median employee (excluding the CEO) had total compensation of $117,472, yielding a CEO pay ratio of 137 times the median. Annual base salary at year-end 2022 was used to determine the median employee; no statistical sampling was used. The median employee's total compensation was calculated in the same manner as for the CEO in the *Summary Compensation Table.* All non-U.S. employees were excluded using the 5% *de minimis* rule (172 employees were based in the U.K., 6 in Hong Kong, 8 in Canada, and 6 in Switzerland).

PAY VERSUS PERFORMANCE

The table below provides information about the relationship between "Compensation Actually Paid" (as defined by the SEC) to NEOs and certain financial performance metrics of the Company. Compensation Actually Paid does not represent amounts actually received by the individuals during the year or the compensation decisions described in the "Compensation Discussion and Analysis" on page 38. Compensation Actually Paid is an amount calculated in accordance with SEC rules and includes, among other things, year-over-year changes in the fair value of unvested equity-based awards.

Year	Summary Compensation Table (SCT) Total for CEO ($)[1]	Compensation Actually Paid (CAP) to CEO ($)[2]	Average SCT Total for Other NEOs ($)[1]	Average CAP to Other NEOs ($)[3]	Value of Initial Fixed $100 Investment Based on:[4]		Net Income ($ in millions)	Compensation Core Earnings ($ in millions)[5]
					Company TSR ($)	Peer Group TSR ($)		
2022	16,086,469	26,534,011	5,409,204	8,245,362	135	145	1,815	2,561
2021	15,824,348	38,804,005	4,793,726	10,351,296	120	132	2,365	2,163
2020	11,806,195	(783,220)	3,927,876	524,850	83	100	1,737	1,767

(1) The CEO for each year reported was Christopher Swift. The names of each of the other NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Beth Costello, Douglas Elliot, David Robinson, and Deepa Soni; (ii) for 2021, Beth Costello, Douglas Elliot, David Robinson, Amy Stepnowski, and William Bloom; and (iii) for 2020, Beth Costello, Douglas Elliot, David Robinson, William Bloom, and Brion Johnson.

(2) In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the CEO's total compensation for each year to determine the compensation actually paid. For purposes of the pension valuation adjustments shown below, there was no pension service or prior service cost.

Year	SCT Total ($)	Less: Change in Pension Value ($)	Less: Stock Awards from SCT and Option Awards from SCT ($)	Year-End Value of Unvested Equity Awards and Applicable Dividend Equivalents Granted in the Year ($)	Change in Value of Unvested Equity Awards and Applicable Dividend Equivalents Granted in Prior Years ($)	Vesting Date Value of Equity Awards and Applicable Dividend Equivalents Granted and Vested in the Year ($)	Change in Value of Equity Awards and Applicable Dividend Equivalents Granted in Prior Years Which Vested in the Year ($)	CAP ($)
2022	16,086,469	—	10,153,500	14,890,747	5,123,290	—	587,005	26,534,011
2021	15,824,348	8,184	9,626,475	19,016,242	9,006,971	—	4,591,103	38,804,005
2020	11,806,195	33,824	7,990,850	6,834,642	(5,693,269)	—	(5,706,114)	(783,220)

(3) In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding the CEO) for each year to determine the compensation actually paid, using the same methodology described above in footnote 2. For purposes of the pension valuation adjustments shown below, there was no pension service or prior service cost.

Year	SCT Total ($)	Less: Change in Pension Value ($)	Less: Stock Awards from SCT and Option Awards from SCT ($)	Year-End Value of Unvested Equity Awards and Applicable Dividend Equivalents Granted in the Year ($)	Change in Value of Unvested Equity Awards and Applicable Dividend Equivalents Granted in Prior Years ($)	Vesting Date Value of Equity Awards and Applicable Dividend Equivalents Granted and Vested in the Year ($) [a]	Change in Value of Equity Awards and Applicable Dividend Equivalents Granted in Prior Years Which Vested in the Year ($)	CAP ($)
2022	5,409,204	—	2,842,980	3,231,047	1,053,592	938,364	456,135	8,245,362
2021	4,793,726	1,170	2,362,389	4,335,398	1,972,862	340,965	1,271,904	10,351,296
2020	3,927,876	21,586	2,164,110	1,718,080	(1,391,173)	132,902	(1,677,139)	524,850

(a) Equity awards vest during the year granted only in the case of retirement. Retirements occurred in 2022, 2021, and 2020 for Messrs. Elliot, Bloom, and Johnson, respectively.

(4) Reflects the value of a fixed $100 investment on December 31, 2019. The peer group used for this purpose is the published industry index: S&P Insurance Composite Index, the same peer group used for purposes of the performance graph included in the Company's Annual Reports on Form 10-K for each of the fiscal years ended December 31, 2022, 2021, and 2020.

(5) The Compensation Core Earnings definition and a reconciliation from GAAP net income to Compensation Core Earnings for each year in the table are provided in Appendix A.

FINANCIAL PERFORMANCE MEASURES

As described in greater detail in "Compensation Discussion and Analysis" the Company's executive compensation program is heavily weighted toward variable compensation and designed to promote long-term shareholder value creation and support our strategy. The most important financial performance measures used by the Company to link compensation actually paid to the Company's NEOs to Company performance are as follows:

- Compensation Core Earnings
- Compensation Core ROE
- TSR

ANALYSIS OF THE INFORMATION PRESENTED IN THE PAY VERSUS PERFORMANCE TABLE

Below are graphs showing the relationship of "Compensation Actually Paid" to our CEO and the average for our other NEOs in 2022, 2021 and 2020 relative to (i) TSR; (ii) net income; and (iii) Compensation Core Earnings:





CAP vs. Net Income and Compensation Core Earnings



Company TSR vs. S&P Insurance Composite Index TSR

	Base Investment 2019	1-Year TSR	2-Year TSR	3-Year TSR
The Hartford Financial Services Group, Inc.	$100.00	$83.08	$119.85	$134.61
S&P Insurance Composite Index	$100.00	$99.56	$131.54	$144.86

ITEM 4

SHAREHOLDER PROPOSAL THAT THE COMPANY ADOPT AND DISCLOSE A POLICY FOR THE TIME BOUND PHASE OUT OF UNDERWRITING RISKS ASSOCIATED WITH NEW FOSSIL FUEL EXPLORATION AND DEVELOPMENT PROJECTS

We have received notice of the intention of shareholder Green Century Capital Management Inc., on behalf of The Green Century Funds to present the following proposal at the Annual Meeting. In accordance with federal securities regulations, the text of the stockholder proposal and supporting statement appears below exactly as received, other than minor formatting changes. The contents of the proposal or supporting statement are the sole responsibility of the proponent, and we are not responsible for the content of the proposal or any inaccuracies it may contain. The Company will promptly provide the address of the proponent and the number of shares owned by it upon request directed to the Company's Senior Vice President and Corporate Secretary.

Whereas: The Intergovernmental Panel on Climate Change (IPCC) advises that greenhouse gas (GHG) emissions must reach net-zero by 2050 to limit warming to 1.5 degrees Celsius, thereby averting the worst impacts of climate change.

Experts agree that weather-related natural catastrophes are tied to the trend of increasing insured losses. Last year marked the fourth time in five years global insured losses exceeded $100 billion due to weather related disasters. Combined U.S. insured loss from natural catastrophes in 2020 and 2021 was $176 billion; the highest two-year total on record.

Despite The Hartford's goal to achieve net-zero emissions across all business lines by 2050, it continues to underwrite new risks for the fossil fuel industry. This puts it at odds with the scientific consensus that limiting warming to 1.5 degrees Celsius means that the world cannot develop new oil and gas fields or coal mines beyond those already approved for exploration and development. Existing fossil fuel supplies are sufficient to satisfy global energy needs, and developing new oil and gas fields would not produce in time to mitigate energy market turmoil resulting from the Ukraine War.

Without a policy to phase out underwriting new fossil fuel exploration and development, The Hartford may be subject to material risk related to:

- Climate: Fossil fuel emissions drive stronger and more frequent natural catastrophes challenging insurers' abilities to cover claims or offer policies in existing markets.
- Transition: Without early action toward an orderly transition to a low carbon economy, availability of capital for the insurance industry could drop precipitously.
- Competition: Twelve global insurers now restrict underwriting conventional oil and gas projects and/or companies, signaling responsiveness to climate risk.
- Reputation: Campaigns targeting US insurers' climate policies bring negative attention to the Company, and may adversely affect its ability to attract customers and employees.

Investors remain concerned that despite its net zero emissions by 2050 goal, the Company's efforts are not sufficiently aligned with the IPCC's 1.5 degrees Celsius no/low overshoot pathways, which describe the trajectories of GHG emissions reductions needed to stabilize the global climate.

RESOLVED: Shareholders request that the Board of Directors adopt and disclose a policy for the time bound phase out of The Hartford's underwriting risks associated with new fossil fuel exploration and development projects, aligned with the IPCC's recommendation to limit global temperature rise to 1.5 degrees Celsius.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, with an eye toward:
- the well-accepted definition that new fossil fuel exploration and development projects include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines that have already been permitted;
- the pathways and time frames set forth by the International Energy Agency's Net Zero by 2050 scenario or the IPCC's low/no overshoot scenarios

 The Board of Directors recommends that shareholders vote "**AGAINST**" this Proposal for the following reasons:

- The Hartford has established itself as a U.S. insurance industry leader in its commitment to address climate change through a proactive, balanced and pragmatic approach.

- Proscriptive approaches to address climate change fail to account for the complexities of the U.S. insurance system or the role the fossil fuel industry must play in energy transition. Divestitures and boycotts are not the optimal foundation to reach net zero.

- Recent geopolitical and economic events have underscored the need for insurers to remain pragmatic and flexible in their underwriting approach during the energy transition.

- U.S. insurers are operating in an increasingly complex regulatory environment, making a balanced and pragmatic approach to underwriting of vital importance.

- A strong majority and wide variety of stakeholders support The Hartford's energy transition approach.

After due consideration, the Board of Directors has reached the conclusion that the Proposal is not in the best interests of shareholders. In its net zero emissions journey, The Hartford has adopted a thoughtful approach to managing the global energy transition already underway and has committed to transparency for shareholders as to that approach. To that end, we have taken the opportunity to set out our approach for net zero and the energy transition on several occasions, and we will continue to do so.

The Proposal poses substantially the same issue that the same shareholder proposed last year, differing only in that it seeks a timebound rather than an immediate prohibition on the targeted activities. The essence of the Proposal remains the same; however, the proponent is seeking a commitment from the Board of Directors to adopt policies to ensure The Hartford's underwriting practices do not support new fossil fuel supplies. We appreciated the support shareholders provided last year for our position – with 91.2% of voted shares AGAINST the prior proposal.

We engaged actively with the shareholder proponent, both before and after this Proposal was submitted, in an attempt to find common ground in lieu of again putting this issue on the ballot. Those efforts were unfortunately unsuccessful. The proponent's belief that circumstances have changed since last year's vote in a light favorable to this Proposal is unsupported, as set out below.

The Hartford has established itself as a U.S. insurance industry leader in its commitment to address climate change through a proactive, balanced and pragmatic approach.

In April 2022, The Hartford announced a 2050 net zero emissions goal across its businesses and operations. That goal has animated a year of innovative work across the Company to drive measurable progress towards our efforts to address climate change and support the energy transition. Further, we've communicated frequently on our approach, most recently last month when we provided detail on:

- Our goal to reduce Scope 1 and 2 greenhouse gas emissions ("GHGe") by 50% by 2030 (using 2019 as a baseline year);

- The implementation of an ESG supply chain engagement program to help influence key business partners to report and reduce their GHGe;

- Our continued assessment of, and engagement with industry participants and organizations on, methodologies for measuring underwriting and investment portfolio GHGe;

- Our progress towards our goal of investing $2.5 billion in technologies, companies and funds that are advancing energy transition and addressing climate change; and

- The crucial work in flight in our businesses to embed our ESG principles into our operations and to produce product solutions that will enable The Hartford to support global energy transition.[1]

The Hartford's approach to the global energy transition is a driver of all of these initiatives. What is happening in the global economy is unprecedented and transformational. The greening of industry, and in particular of energy, is occurring on a scale larger than any one company - but requires the participation of all companies - with burgeoning investments into renewable energy and decarbonizing technologies. Any company looking to secure a future vital role as a market actor, and return shareholder value along the way, must navigate this global transition adeptly and with an understanding of its complexities and tradeoffs. This core value drives our strategy and efforts: while urgent, the energy transition is complex, dynamic and cannot be accomplished overnight with divestiture-based strategies that seek to exclude industry participants that are positioned to have the greatest impact. The balance of our collective energy future is shifting radically within sectors, and even within companies, to a greener blend. As a complex assessor of risk in all forms, The Hartford is positioning itself to support the transition through a proactive, balanced and pragmatic approach, with clear goals, transparency and accountability at the foundation.

Proscriptive approaches to address climate change fail to account for the complexities of the U.S. insurance system or the role the fossil fuel industry must play in energy transition. Divestitures and boycotts are not the optimal foundation to reach net zero.

The Proposal seeks that The Hartford establish a timetable to exit all business "associated with" new fossil fuel exploration and development. This vague and prohibitive idea has no place in a strategy geared to adapt to present and emerging complexity and would be counterproductive to the global goal of net zero. Meeting the energy transition challenge will require utilizing all of the tools and techniques that inform underwriting judgment, not fewer. Blanket prohibitions on The Hartford's ability to define our risk appetite do not account for the complexities of the issues involved in energy transition or the opportunities this paradigm shift presents to insurers like The Hartford that seek to support the many energy companies that are on the right path. Many of these energy companies have the technology, infrastructure, expertise and scale that are critical to global energy transition, and every company's participation in this journey is critical. Inability to secure insurance from public insurers will result in energy companies seeking insurance in private or overseas markets, where there may be less accountability to stakeholders.

The implication of the Proposal is that investors cannot put trust in the good efforts of a company on net zero without proscriptive policies, which we believe is inherently incorrect.

Recent geopolitical and economic events have underscored the need for insurers to remain pragmatic and flexible in their underwriting approach during the energy transition.

The Proposal points to recent world events – most notably the ongoing conflict in Ukraine – as having improved the prospects of a divestiture-driven energy strategy. We do not agree with this characterization. With all the market disruptions caused by the Ukraine war – including large-scale shifts in energy allocation priorities – pragmatism has proven to be ever more vital. A rigid approach in these times would have harmed the broader movement towards greener energy and net zero (goals we share with the proponent). We believe those seeking most earnestly to achieve progress must do so with more, not fewer, strategic tools at hand, and we believe recent world events have borne that out.

Insurers are operating in an increasingly complex regulatory environment, making a balanced and pragmatic approach to underwriting of vital importance.

ESG in general, and net zero in particular, has come under intense scrutiny and is subject to vigorous debate in the public policy sphere. The debate over the role of various industries and businesses in advancing ESG goals has drawn the attention of policymakers and regulators at all levels of government. As an insurance company doing business in all 50 states, The Hartford operates in a highly-regulated industry, and must ensure that our aspirations remain faithful to the unique manner in which our industry is regulated.

In doing so, The Hartford must forge its ESG and net zero pathways within a risk-based underwriting structure. Legislators and regulators at the state level are increasingly attuned to representations that insurers are making about ESG goals and whether the implementation of those goals match the dictates of existing insurance regulation. State regulators have two core mandates, protection of consumers and prudential regulation of insurance companies. State regulators have already raised concerns that prohibitions and proscriptive measures may undermine the risk-based underwriting model, potentially invoking consumer protection and prudential concerns. Accordingly, we have a responsibility to operate in a manner consistent with our regulatory scheme, making clear to regulators and other stakeholders that we can achieve our ESG goals, including net zero, and create long-term value by honing our underwriting judgment and business innovation to the task. The Proposal invites unnecessary regulatory risk that detracts from the work and the underlying mission, with no countervailing benefit to the Company, its stakeholders or an orderly global energy transition generally.

A strong majority and wide variety of stakeholders support The Hartford's energy transition approach.

As mentioned above, this Proposal poses the same question as last year's fossil fuel divestiture proposal by the same proponent. As such, we believe we have a fresh and robust sense of our shareholders' views on the matter raised by this Proposal. Specifically, we engaged with several major shareholders in the run-up to the vote on last year's proposal and yet more in our annual engagement initiative conducted in the fall. Even beyond the import of last year's vote, we have had the opportunity to consult with many of you on the energy transition and the potential role of proscriptive measures like the Proposal.

We value those engagements, and listen closely for conflicting or different thoughts and ideas we should take into account. But what we heard then, and continue to hear now, is validating – it is strong and firm support for our balanced and pragmatic approach to energy transition. That support comes from those of you most strongly associated with the ESG movement and net zero and those less so, in equal force. It also comes from key regulatory voices. Among the themes we continue to hear from our shareholders:

- The need to preserve business judgment and consider shareholder value in our actions

- Understanding that divesting from entire sectors – or moving carbon-intensive assets from public to private markets – will not advance progress towards net zero and reduces transparency and accountability

- Concern that blanket restrictions could be problematic for the larger economy

- An emphasis on a pragmatic, transitional approach

While the proponent has commendable motives, it is wedded to a strategy we do not believe to be in the best interest of The Hartford, its stakeholders or an orderly global energy transition.

Accordingly, our Board of Directors recommends a vote AGAINST the Proposal.

(1) Our net zero approach statement is available on our sustainability website at http://www.thehartford.com/about-us// environment under "The Hartford's Net Zero Approach."

INFORMATION ON STOCK OWNERSHIP

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of March 20, 2023: (1) the number of shares of our common stock beneficially owned by each director and NEO, and (2) the aggregate number of shares of common stock and common stock-based equity (including RSUs, performance shares granted at target and stock options that will not vest or become exercisable within 60 days, as applicable) held by all directors, NEOs and Section 16 executive officers as a group.

As of March 20, 2023, no individual director, NEO or Section 16 executive officer beneficially owned 1% or more of the total outstanding shares of our common stock. The directors, NEOs and Section 16 executive officers as a group beneficially owned approximately 2.0 % of the total outstanding shares of our common stock as of March 20, 2023.

Name of Beneficial Owner	Common Stock[1]	Total[2]
Beth Costello	519,140	703,408
Larry De Shon	10,850	10,850
Carlos Dominguez	22,520	22,520
Douglas Elliot	1,627,558	1,722,603
Trevor Fetter[3]	126,711	126,711
Donna James	6,725	6,725
Kathryn A. Mikells[4]	99,747	99,747
Edmund Reese	2,357	2,357
David Robinson	243,851	383,861
Deepa Soni	38,514	137,887
Teresa W. Roseborough	28,861	28,861
Virginia P. Ruesterholz	43,329	43,329
Christopher J. Swift[5]	2,637,792	3,425,527
Matthew E. Winter	11,562	11,562
Greig Woodring[6]	17,429	17,429
All directors, NEOs and Section 16 executive officers as a group (25 persons)[7]	**6,321,164**	**8,233,152**

(1) All shares of common stock are owned directly except as otherwise indicated below. Pursuant to SEC regulations, shares of common stock beneficially owned include shares of common stock that, as of March 20, 2023: (i) may be acquired by directors, NEOs and Section 16 executive officers upon the vesting or distribution of stock-settled RSUs or the exercise of stock options exercisable within 60 days after March 20, 2023, (ii) are allocated to the accounts of Section 16 executive officers under the Company's tax-qualified 401(k) plan, (iii) are held by Section 16 executive officers under The Hartford Employee Stock Purchase Plan or (iv) are owned by a director's, NEO's or a Section 16 executive officer's spouse or minor child. Of the number of shares of common stock shown above, the following shares may be acquired upon exercise of stock options as of March 20, 2023 or within 60 days thereafter by: Ms. Costello, 461,935 shares; Mr. Elliot, 1,342,723 shares; Mr. Robinson, 235,650 shares; Ms. Soni, 26,020 shares; Mr. Swift, 2,241,142 shares; and all NEOs and Section 16 executive officers as a group, 5,045,947 shares.

(2) This column shows the individual's total stock-based holdings in the Company, including the securities shown in the "Common Stock" column (as described in footnote 1), plus RSUs that vest and stock options that become exercisable more than 60 days after March 20, 2023, and all outstanding performance shares (at target).

(3) The amount shown includes 60,945 shares of common stock held by a trust for which Mr. Fetter serves as trustee.

(4) The amount shown includes 11,800 shares of common stock held by a limited liability company of which Ms. Mikells is a member.

(5) The amount shown includes 43,179 shares of common stock held by Mr. Swift's spouse and 156,251 held in two trusts for which Mr. Swift or his spouse serves as trustee.

(6) The amount shown includes 84 shares of common stock held by a trust for which Mr. Woodring serves as trustee.

(7) The amount shown includes 1,479 shares of common stock allocated to the accounts of two Section 16 executive officers under the Company's tax-qualified 401(k) plan.

CERTAIN SHAREHOLDERS

The following table shows those persons known to the Company as of February 14, 2023 to be the beneficial owners of more than 5% of our common stock. In furnishing the information below, we have relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	39,535,660[2]	12.43%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	24,543,083[3]	7.7%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	24,771,975[4]	6.3%
State Street Corporation One Lincoln Street Boston, MA 02111	18,016,967[5]	5.66%

(1) The percentages contained in this column are based solely on information provided in Schedules 13G or 13G/A filed with the SEC by each of the beneficial owners listed above regarding their respective holdings of our common stock as of December 31, 2022.

(2) This information is based solely on information contained in a Schedule 13G/A filed on February 9, 2023 by The Vanguard Group to report that it was the beneficial owner of 39,535,660 shares of our common stock as of December 31, 2022. Vanguard has (i) sole power to vote or to direct the vote with respect to none of such shares; (ii) shared power to vote or to direct the vote with respect to 455,458 of such shares, (iii) sole power to dispose or direct the disposition with respect to 38,165,595 of such shares and (iv) the shared power to dispose or direct the disposition of 1,370,065 of such shares.

(3) This information is based solely on information contained in a Schedule 13G/A filed on February 7, 2023 by BlackRock, Inc. to report that it was the beneficial owner of 24,543,083 shares of our common stock as of December 31, 2022. BlackRock has (i) sole power to vote or to direct the vote with respect to 21,646,704 of such shares; (ii) shared power to vote or to direct the vote with respect to none of such shares; (iii) sole power to dispose or direct the disposition of 24,543,083 of such shares; and (iv) shared power to dispose or direct the disposition of none of such shares.

(4) This information is based solely on information contained in a Schedule 13G filed on February 14, 2023 by T. Rowe Price Associates, Inc. to report that it was the beneficial owner of 24,771,975 shares of our common stock as of December 31, 2022. T. Rowe Price has (i) sole power to vote or to direct the vote with respect to 12,181,615 of such shares; (ii) shared power to vote or to direct the vote with respect to none of such shares and (iii) sole power to dispose or to direct the disposition of 24,771,975 of such shares; and (iv) shared power to dispose or direct the disposition of none of such shares.

(5) This information is based solely on information contained in a Schedule 13G filed on February 10, 2023 by State Street Corporation to report that it was the beneficial owner of 18,016,967 shares of our common stock as of December 31, 2022. State Street has (i) sole power to vote or to direct the vote with respect to none of such shares; (ii) shared power to vote or to direct the vote with respect to 16,231,021 of such shares and (iii) sole power to dispose or to direct the disposition of none of such shares; and (iv) shared power to dispose or direct the disposition of 17,881,969 of such shares.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and designated Section 16 executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Section 16 executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of filings with the SEC and written representations from our directors and Section 16 executive officers that no other reports were required, we believe that all Section 16(a) reports were filed timely in 2022, except that a Form 4 filed on December 12, 2022 for David Robinson to report the sale of 18,534 shares of our common stock pursuant to a trading plan previously adopted by Mr. Robinson in accordance with Rule 10b5-1 of the Exchange Act was one day late due to an administrative error.

INFORMATION ABOUT THE HARTFORD'S ANNUAL MEETING OF SHAREHOLDERS

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker. You may also call (800) 542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of copies of the Notice of 2023 Annual Meeting of Shareholders, Proxy Statement and 2022 Annual Report by writing to Donald C. Hunt, Senior Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

FREQUENTLY ASKED QUESTIONS

The Board of Directors of The Hartford is soliciting shareholders' proxies in connection with the 2023 Annual Meeting of Shareholders, and at any adjournment or postponement thereof. The mailing to shareholders of the notice of Internet availability of proxy materials took place on or about April 6, 2023.

Q: **Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?**

A: Instead of mailing a printed copy of our proxy materials to each shareholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the notice for requesting them.

Q: **How are shares voted if additional matters are presented at the Annual Meeting?**

A: Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Senior Vice President and Corporate Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with Delaware law and our By-laws.

Q: **Who may vote at the Annual Meeting?**
A: Holders of our common stock at the close of business on March 20, 2023 (the "Record Date") may vote at the Annual Meeting. On the Record Date, we had 312,393,287 shares of common stock outstanding and entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock you hold on all matters presented at the Annual Meeting.

Participants in The Hartford Investment and Savings Plan ("ISP") and The Hartford Deferred Restricted Stock Unit Plan ("Bonus Swap Plan") may instruct plan trustees as to how to vote their shares using the methods described on page 78. The trustees of the ISP and the Bonus Swap Plan will vote shares for which they have not received direction in accordance with the terms of the ISP and the Bonus Swap Plan, respectively.

Participants in The Hartford's Employee Stock Purchase Plan ("ESPP") may vote their shares as described on page 78.

Q: **What vote is required to approve each proposal?**

A: Proposal	Voting Standard
1 Election of Directors	A director will be elected if the number of shares voted "for" that director exceeds the number of votes "against" that director.
2 To ratify the appointment of our independent registered public accounting firm	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote.
3 To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote.
5 To vote on the shareholder proposal described in this proxy statement, if properly presented at the meeting	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote.

Q: **What is the difference between a "shareholder of record" and a "street name" holder?**

A: These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computershare, our transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian on your behalf, you are a "street name" holder.

Q: **How do I vote my shares?**

A: Subject to the limitations described below, you may vote by proxy:

By internet	By telephone
Visit 24/7 www.proxyvote.com	Dial toll-free 24/7 1-800-690-6903
By mailing your Proxy Card	**At the annual meeting**
Cast your ballot, sign your proxy card and send by mail	Follow the instructions on the virtual meeting site

When voting on proposal items 1-5, you may vote "for" or "against" the item or you may abstain from voting.

Voting Through the Internet or by Telephone Prior to the Annual Meeting. Whether you hold your shares directly as the shareholder of record or beneficially in "street name," you may direct your vote by proxy without attending the Annual Meeting. You can vote by proxy using the Internet or a telephone by following the instructions provided in the notice you received.

Voting by Proxy Card or Voting Instruction Form. Each shareholder, including any employee of The Hartford who owns common stock through the ISP, the Bonus Swap Plan or the ESPP, may vote by using the proxy card(s) or voting instruction form(s) provided to them. When you return a proxy card or voting instruction form that is properly completed and signed, the shares of common stock represented by that card will be voted as you specified.

Q: **Can I vote my shares at the virtual Annual Meeting?**

A: You may vote online during the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/HIG2023, entering the 16-digit control number provided on your proxy card, voting instruction form or notice, and following the on-screen instructions.

Q: **Can my shares be voted even if I abstain or don't vote by proxy or attend the Annual Meeting?**

A: If you cast a vote of "abstention" on a proposal, your shares cannot be voted otherwise unless you change your vote (see below). Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote against Proposal #2, Proposal #3, and Proposal #4. Note, however, that abstentions will have no effect on Proposal #1, since only votes "for" or "against" a director nominee will be considered in determining the outcome.

Abstentions are included in the determination of shares present for quorum purposes.

If you don't vote your shares held in "street name," your broker can vote your shares in its discretion on matters that the NYSE has ruled discretionary. The ratification of Deloitte & Touche LLP as independent registered public accounting firm is a discretionary item under the NYSE rules. If no contrary direction is given, your shares will be voted on this matter by your broker in its discretion. The NYSE deems the election of directors, matters relating to executive compensation, and shareholder proposals opposed by management as non-discretionary matters in which brokers may not vote shares held by a beneficial owner without instructions from such beneficial owner. Accordingly, brokers will not be able to vote your shares for the election of directors or the advisory vote on compensation of our named executive officers if you fail to provide specific instructions. If you do not provide instructions, a "broker non-vote" results, and the underlying shares will not be considered voting power present at the Annual Meeting. Therefore, these shares will not be counted in the vote on those matters.

If you do not vote shares for which you are the shareholder of record, your shares will not be voted.

Q: What constitutes a quorum, and why is a quorum required?

A: A quorum is required for our shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Abstentions and proxies submitted by brokers (even with limited voting power such as for discretionary matters only) will be considered "present" at the Annual Meeting and counted in determining whether there is a quorum present.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised by:

1. Entering a new vote prior to the Annual Meeting at www.proxyvote.com or via telephone;
2. Giving written notice of revocation to our Senior Vice President and Corporate Secretary;
3. Submitting a subsequently dated and properly completed proxy card; or
4. Entering a new vote during the Annual Meeting at www.virtualshareholdermeeting.com/HIG2023 (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you hold shares in "street name," you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your proxy by voting online during the virtual Annual Meeting.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Q: How can I submit a proposal for inclusion in the 2024 proxy statement?

A: We must receive proposals submitted by shareholders for inclusion in the 2024 proxy statement relating to the 2024 Annual Meeting no later than the close of business on December 8, 2023. Any proposal received after that date will not be included in our proxy materials for 2024. In addition, all proposals for inclusion in the 2024 proxy statement must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. No proposal may be presented at the 2024 Annual Meeting unless we receive notice of the proposal by Friday, February 16, 2024. Proposals should be addressed to Donald C. Hunt, Senior Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. All proposals must comply with the requirements set forth in our By-laws, a copy of which may be obtained from our Senior Vice President and Corporate Secretary or on the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com.

Q: How may I obtain other information about The Hartford?

A: General information about The Hartford is available on our website at www.thehartford.com. You may view the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com for the following information, which is also available in print without charge to any shareholder who requests it in writing:

SEC Filings	• Copies of this proxy statement • Annual Report on Form 10-K for the fiscal year ended December 31, 2022 • Other filings we have made with the SEC
Governance Documents	• Articles of Incorporation • By-laws • Corporate Governance Guidelines (including guidelines for determining director independence and qualifications) • Charters of the Board's committees • Code of Ethics and Business Conduct • Code of Ethics and Business Conduct for Members of the Board of Directors

Written requests for print copies of any of the above-listed documents should be addressed to Donald C. Hunt, Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

In addition, you may access our Sustainability Highlight Report, which presents our sustainability goals and provides data on our sustainability practices and achievements, as well as our TCFD, SASB, and EEO-1 reports at: https://www.thehartford.com/about-us/corporate-sustainability.

For further information, you may also contact our Investor Relations Department at the following address: The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155, or call (860) 547-2537.

OTHER INFORMATION

As of the date of this proxy statement, the Board of Directors has no knowledge of any business that will be properly presented for consideration at the Annual Meeting other than that described above. As to other business, if any, that may properly come before the Annual Meeting, the proxies will vote in accordance with their judgment.

Present and former directors and present and former officers and other employees of the Company may solicit proxies by telephone, telegram or mail, or by meetings with shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. The Company has engaged Morrow Sodali LLC to solicit proxies for the Annual Meeting for a fee of $13,000, plus the payment of Morrow's out-of-pocket expenses. The Company will bear all expenses relating to the solicitation of proxies.

The proxy materials are available to you via the Internet. Shareholders who access the Company's materials this way get the information they need electronically, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts. The notice of Internet availability contains instructions as to how to access and review these materials. You may also refer to the notice for instructions regarding how to request paper copies of these materials.

We hereby incorporate by reference into this proxy statement "Item 10: Directors, Executive Officers and Corporate Governance of The Hartford" and "Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

By order of the Board of Directors,

Donald C. Hunt

Senior Vice President and Corporate Secretary

Dated: **April 6, 2023**

SHAREHOLDERS ARE URGED TO VOTE BY PROXY, WHETHER OR NOT THEY EXPECT TO ATTEND THE VIRTUAL ANNUAL MEETING. A SHAREHOLDER MAY REVOKE THEIR PROXY AND VOTE AT THE VIRTUAL ANNUAL MEETING (STREET HOLDERS MUST OBTAIN A LEGAL PROXY FROM THEIR BROKER, BANKER OR TRUSTEE TO VOTE AT THE VIRTUAL ANNUAL MEETING).

APPENDIX A: RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The Hartford uses non-GAAP financial measures in this proxy statement to assist investors in analyzing the Company's operating performance for the periods presented herein. Because The Hartford's calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing The Hartford's non-GAAP financial measures to those of other companies. Definitions and calculations of non-GAAP and other financial measures used in this proxy statement can be found below.

Core Earnings: The Hartford uses the non-GAAP measure core earnings as an important measure of the Company's operating performance. The Hartford believes that core earnings provides investors with a valuable measure of the performance of the Company's ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain items. Therefore, the following items are excluded from core earnings:

- Certain realized gains and losses - Generally realized gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income.
- Restructuring and other costs - Costs incurred as part of a restructuring plan are not a recurring operating expense of the business.
- Loss on extinguishment of debt - Largely consisting of make-whole payments or tender premiums upon paying debt off before maturity, these losses are not a recurring operating expense of the business.
- Gains and losses on reinsurance transactions - Gains or losses on reinsurance, such as those entered into upon sale of a business or to reinsure loss reserves, are not a recurring operating expense of the business.
- Integration and other non-recurring M&A costs – These costs, including transaction costs incurred in connection with an acquired business, are incurred over a short period of time and do not represent an ongoing operating expense of the business.
- Change in loss reserves upon acquisition of a business - These changes in loss reserves are excluded from core earnings because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition.
- Deferred gain resulting from retroactive reinsurance and subsequent changes in the deferred gain - Retroactive reinsurance agreements economically transfer risk to the reinsurers and excluding the deferred gain on retroactive reinsurance and related amortization of the deferred gain from core earnings provides greater insight into the economics of the business.
- Change in valuation allowance on deferred taxes related to non-core components of before tax income - These changes in valuation allowances are excluded from core earnings because they relate to non-core components of before tax income, such as tax attributes like capital loss carryforwards.
- Results of discontinued operations - These results are excluded from core earnings for businesses sold or held for sale because such results could obscure the ability to compare period over period results for our ongoing businesses.

In addition to the above components of net income available to common stockholders that are excluded from core earnings, preferred stock dividends declared, which are excluded from net income available to common stockholders, are included in the determination of core earnings. Preferred stock dividends are a cost of financing more akin to interest expense on debt and are expected to be a recurring expense as long as the preferred stock is outstanding.

Net income (loss) and net income (loss) available to common stockholders are the most directly comparable U.S. GAAP measures to core earnings. Core earnings should not be considered as a substitute for net income (loss) or net income (loss) available to common stockholders and does not reflect the overall profitability of the Company's business. Therefore, The Hartford believes that it is useful for investors to evaluate net income (loss), net income (loss) available to common stockholders, and core earnings when reviewing the Company's performance. Below is a reconciliation of net income (loss) available to common stockholders to core earnings for the years ended Dec. 31, 2022 and 2021.

($ in millions)		Year Ended Dec. 31, 2022		Year Ended Dec. 31, 2021
Net income available to common stockholders	$	1,794	$	2,344
Adjustments to reconcile net income available to common stockholders to core earnings:				
Net realized losses (gains), excluded from core earnings, before tax		626		(505)
Restructuring and other costs, before tax		13		1
Loss on extinguishment of debt, before tax		9		—
Integration and other non-recurring M&A costs before tax		21		58
Change in deferred gain on retroactive reinsurance, before tax		229		246
Income tax expense (benefit)[1]		(200)		34
Core Earnings	$	2,492	$	2,178

(1) Primarily represents federal income tax expense (benefit) related to before tax items not included in core earnings.

Compensation Core Earnings: As discussed under "Annual Incentive Plan Awards" on page 43, at the beginning of each year, the Compensation Committee approves a definition of "Compensation Core Earnings," a non-GAAP financial measure. Compensation Core Earnings is used to set AIP award targets and threshold levels below which no AIP award is earned. Below are the Compensation Committee's 2022, 2021 and 2020 definitions of "Compensation Core Earnings" and reconciliations of core earnings to this non-GAAP financial measure.

($ in millions)		Year Ended Dec. 31, 2022		Year Ended Dec. 31, 2021		Year Ended Dec. 31, 2020
Core Earnings as reported	$	2,492	$	2,178	$	2,086
Adjusted for, after tax:						
Income (losses) associated with the cumulative effect of accounting changes and accounting extraordinary items		—		—		—
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses, that are (below) or above the annual catastrophe budget		44		10		(319)
Prior accident year reserve development associated with asbestos and environmental reserves, net of reinsurance recoveries, included in core earnings		—		—		—
Entire amount of a (gain) or loss (or such percentage of a gain or loss as determined by the Compensation Committee) associated with any other unusual or non-recurring item, including but not limited to reserve development, litigation and regulatory settlement charges and/or prior/ current year non-recurring tax benefits or charges		(24)		(4)		18
Total equity method earnings that are below or (above) the annual operating budget from the limited partnership that owns Talcott Resolution				19		(21)
Total Hartford Funds earnings that are below or (above) the annual operating budget		49		(40)		3
Compensation Core Earnings	$	2,561	$	2,163	$	1,767

Core Earnings Margin: The Hartford uses the non-GAAP measure core earnings margin to evaluate, and believes it is an important measure of, the Group Benefits segment's operating performance. Core earnings margin is calculated by dividing core earnings by revenues, excluding buyouts and realized gains (losses). Net income margin, calculated by dividing net income by revenues, is the most directly comparable U.S. GAAP measure. The Company believes that core earnings margin provides investors with a valuable measure of the performance of Group Benefits because it reveals trends in the business that may be obscured by the effect of buyouts and realized gains (losses) as well as other items excluded in the calculation of core earnings. Core earnings margin should not be considered as a substitute for net income margin and does not reflect the overall profitability of Group Benefits. Therefore, the Company believes it is important for investors to evaluate both core earnings margin and net income margin when reviewing performance. Below is a reconciliation of net income margin to core earnings margin for the year ended Dec. 31, 2022.

	Year Ended Dec. 31, 2022
Net income margin	**5.0 %**
Adjustments to reconcile net income margin to core earnings margin:	
Net realized losses before tax	1.8 %
Integration and other non-recurring M&A costs, before tax	0.1 %
Income tax benefit	(0.4)%
Core earnings margin	**6.5 %**

Core Earnings Return on Equity: The Company provides different measures of the return on stockholders' equity (ROE). Core earnings ROE is calculated based on non-GAAP financial measures. Core earnings ROE is calculated by dividing (a) the non-GAAP measure core earnings for the prior four fiscal quarters by (b) the non-GAAP measure average common stockholders' equity, excluding AOCI. Net income ROE is the most directly comparable U.S. GAAP measure. The Company excludes AOCI in the calculation of core earnings ROE to provide investors with a measure of how effectively the Company is investing the portion of the Company's net worth that is primarily attributable to the Company's business operations. The Company provides to investors return on equity measures based on its non-GAAP core earnings financial measure for the reasons set forth in the core earnings definition. A reconciliation of consolidated net income ROE to Consolidated Core earnings ROE is set forth below.

	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021	Year Ended Dec. 31, 2020
Net Income available to common stockholders ROE	**11.6 %**	**13.1 %**	**10.0 %**
Adjustments to reconcile net income ROE to core earnings ROE:			
Net realized losses (gains), excluded from core earnings, before tax	4.1	(2.8)	0.1
Restructuring and other costs, before tax	0.1	—	0.6
Loss on extinguishment of debt, before tax	0.1	—	—
Integration and other non-recurring M&A costs, before tax	0.1	0.3	0.3
Change in deferred gain on retroactive reinsurance, before tax	1.5	1.4	1.8
Income tax expense (benefit) on items not included in core earnings	(1.3)	0.2	(0.7)
Impact of AOCI, excluded from denominator of Core Earnings ROE	(1.8)	0.5	0.6
Core earnings ROE	**14.4 %**	**12.7 %**	**12.7 %**

Compensation Core ROE: As discussed under "Long-Term Incentive Awards" on page 46, Compensation Core ROE is used to set performance share targets and threshold levels below which there is no payout. The adjustments described in the left hand column of the table below constitute the Compensation Committee's 2022 definition of "Compensation Core ROE." A reconciliation of GAAP net income to Compensation Core ROE for the 2022 performance share awards will not be available until the end of the performance period in 2024. Reconciliations for each year covered by the 2020 performance share awards are provided in the table below, with any variations from the 2022 performance share award definition explained in the notes below the table. Beginning with the 2020 performance share awards, the difference between actual and budgeted core earnings for the Hartford Funds segment is included as a reconciling item between core earnings as reported and core earnings as adjusted since the variation to budget in Hartford Funds is largely driven by market factors outside the Company's control.

	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021	Year Ended Dec. 31, 2020
Net income available to common shareholders	$1,794	$2,344	$1,716
Adjustments to reconcile net income available to common stockholders to core earnings:			
Net realized losses (gains) excluded from core earnings, before tax	626	(505)	18
Restructuring and other costs, before tax	13	1	104
Loss on extinguishment of debt, before tax	9	—	—
Integration and other non-recurring M&A costs, before tax	21	58	51
Change in deferred gain on retroactive reinsurance, before tax	229	246	312
Income tax expense (benefit)	(200)	34	(115)
Loss (income) from discontinued operations, after tax	—	—	—
Core Earnings as reported	**2,492**	**2,178**	**2,086**
Adjusted for after tax:			
Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses that are (below) or above the catastrophe budget.[1]	60	25	(320)
Total equity method earnings from the limited partnership that owns Talcott Resolution that are below (above) the annual operating budget as set for each year in January 2020	13	21	(21)
Total Hartford Funds earnings that are below or (above) the annual operating budget as set for each year in January 2020	6	(40)	3
Core Earnings as adjusted	**2,571**	**2,184**	**1,748**
Prior year ending common stockholders' equity, excluding accumulated other comprehensive income (AOCI)	17,337	17,052	15,884
Current year ending common stockholders' equity, excluding AOCI	17,173	17,337	17,052
Average common stockholders' equity, excluding AOCI	17,255	17,194	16,468
Compensation Core ROE	**14.9 %**	**12.7 %**	**10.6 %**
Average of 2020, 2021 and 2022 Compensation Core ROE = 12.7%			

(1) *The catastrophe budget for each year will be based on the multi-year outlook finalized in the first quarter of the year of grant. The catastrophe budget will be adjusted only for changes in exposures between what is assumed in the multi-year outlook versus exposures as the book is actually constituted in each respective year.*

Underlying Combined Ratio: This non-GAAP financial measure of underwriting results represents the combined ratio before catastrophes, prior accident year development and current accident year change in loss reserves upon acquisition of a business. Combined ratio is the most directly comparable GAAP measure. The Company believes this ratio is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses and prior accident year loss and loss adjustment expense reserve development. The changes to loss reserves upon acquisition of a business are excluded from underlying combined ratio because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition as such trends are valuable to our investors' ability to assess the Company's financial performance. Below is a reconciliation of combined ratio to the underlying combined ratio for individual reporting segments for the year-ended December 31, 2022.

	Commercial Lines	Personal Lines
Combined Ratio	**90.2**	**100.3**
Impact of current accident year catastrophes and PYD on combined ratio	(2.0)	(6.7)
Underlying Combined Ratio	**88.3**	**93.7**

Core earnings per diluted share: This non-GAAP per share measure is calculated using the non-GAAP financial measure core earnings rather than the GAAP measure net income. The Company believes that core earnings per diluted share provides investors with a valuable measure of the Company's operating performance for the same reasons applicable to its underlying measure, core earnings. Net income (loss) available to common stockholders per diluted common share is the most directly comparable GAAP measure. Core earnings per diluted share should not be considered as a substitute for net income (loss) available to common stockholders per diluted common share and does not reflect the overall profitability of the Company's business. Therefore, the Company believes that it is useful for investors to evaluate net income (loss) available to common stockholders per diluted common share and core earnings per diluted share when reviewing the Company's performance. Below is a reconciliation of net income available to common stockholders per diluted share to core earnings per diluted share for the year-ended December 31, 2022.

		Year Ended Dec. 31, 2022
Net Income available to common stockholders per diluted share	$	5.44
Adjustments made to reconcile net income available to common stockholders per diluted share to core earnings per diluted share:		
Net realized losses (gains), excluded from core earnings, before tax		1.90
Restructuring and other costs, before tax		0.04
Loss on extinguishment of debt, before tax		0.03
Integration and other non-recurring M&A costs, before tax		0.06
Change in deferred gain on retroactive reinsurance, before tax		0.69
Income tax expense (benefit) on items excluded from core earnings		(0.60)
Core earnings per diluted share	$	7.56

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
ANNUAL REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
TABLE OF CONTENTS

[a] The information called for by Item 11 will be set forth in the Proxy Statement under the subcaptions "Compensation Discussion and Analysis", "Executive Compensation", "Director Compensation", and "Report of the Compensation and Management Development Committee", and is incorporated herein by reference.
[b] Any information called for by Item 13 will be set forth in the Proxy Statement under the caption and subcaption "Board and Governance Matters" and "Director Independence" and is incorporated herein by reference.
[c] The information called for by Item 14 will be set forth in the Proxy Statement under the caption "Audit Matters" and is incorporated herein by reference.

Forward-looking Statements

Certain of the statements contained herein are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "projects," and similar references to future periods.

Forward-looking statements are based on management's current expectations and assumptions regarding future economic, competitive, legislative and other developments and their potential effect upon The Hartford Financial Services Group, Inc. and its subsidiaries (collectively, the "Company" or "The Hartford"). Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual results could differ materially from expectations depending on the evolution of various factors, including the risks and uncertainties identified below, as well as factors described in such forward-looking statements; or in Part I, Item 1A, Risk Factors, in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and those identified from time to time in our other filings with the Securities and Exchange Commission.

- Risks Relating to Economic, Political and Global Market Conditions:

    ◦ challenges related to the Company's current operating environment, including global political, economic and market conditions, and the effect of financial market disruptions, economic downturns, changes in trade regulation including tariffs and other barriers or other potentially adverse macroeconomic developments on the demand for our products and returns in our investment portfolios;

    ◦ the effects of the continued COVID-19 pandemic, including exposure to COVID-19 business interruption property claims, the possibility of a resurgence of excess mortality losses in Group Benefits, and the potential for further legislative, regulatory or judicial actions pertaining to insurance underwriting and claims;

    ◦ market risks associated with our business, including changes in credit spreads, equity prices, interest rates, inflation rate, foreign currency exchange rates and market volatility;

    ◦ the impact on our investment portfolio if our investment portfolio is concentrated in any particular segment of the economy;

    ◦ the impacts of changing climate and weather patterns on our businesses, operations and investment portfolio including on claims, demand and pricing of our products, the availability and cost of reinsurance, our modeling data used to evaluate and manage risks of catastrophes and severe weather events, the value of our investment portfolios and credit risk with reinsurers and other counterparties;

- Insurance Industry and Product-Related Risks:

    ◦ the possibility of unfavorable loss development, including with respect to long-tailed exposures;

    ◦ the significant uncertainties that limit our ability to estimate the ultimate reserves necessary for asbestos and environmental claims;

    ◦ the possibility of another pandemic, civil unrest, earthquake, or other natural or man-made disaster that may adversely affect our businesses;

    ◦ weather and other natural physical events, including the intensity and frequency of thunderstorms, tornadoes, hail, wildfires, flooding, winter storms, hurricanes and tropical storms, as well as climate change and its potential impact on weather patterns;

    ◦ the possible occurrence of terrorist attacks and the Company's inability to contain its exposure as a result of, among other factors, the inability to exclude coverage for terrorist attacks from workers' compensation policies and limitations on reinsurance coverage from the federal government under applicable laws;

    ◦ the Company's ability to effectively price its products and policies, including its ability to obtain regulatory consents to pricing actions or to non-renewal or withdrawal of certain product lines;

    ◦ actions by competitors that may be larger or have greater financial resources than we do;

    ◦ technological changes, including usage-based methods of determining premiums, advancements in automotive safety features, the development of autonomous vehicles, and platforms that facilitate ride sharing;

    ◦ the Company's ability to market, distribute and provide insurance products and investment advisory services through current and future distribution channels and advisory firms;

    ◦ the uncertain effects of emerging claim and coverage issues;

    ◦ political instability, politically motivated violence or civil unrest, which may increase the frequency and severity of insured losses;

- Financial Strength, Credit and Counterparty Risks:

    ◦ risks to our business, financial position, prospects and results associated with negative rating actions or downgrades in the Company's financial strength and credit ratings or negative rating actions or downgrades relating to our investments;

- capital requirements which are subject to many factors, including many that are outside the Company's control, such as National Association of Insurance Commissioners ("NAIC") risk based capital formulas, rating agency capital models, Funds at Lloyd's and Solvency Capital Requirement, which can in turn affect our credit and financial strength ratings, cost of capital, regulatory compliance and other aspects of our business and results;

- losses due to nonperformance or defaults by others, including credit risk with counterparties associated with investments, derivatives, premiums receivable, reinsurance recoverables and indemnifications provided by third parties in connection with previous dispositions;

- the potential for losses due to our reinsurers' unwillingness or inability to meet their obligations under reinsurance contracts and the availability, pricing and adequacy of reinsurance to protect the Company against losses;

- state and international regulatory limitations on the ability of the Company and certain of its subsidiaries to declare and pay dividends;

- Risks Relating to Estimates, Assumptions and Valuations:

  - risks associated with the use of analytical models in making decisions in key areas such as underwriting, pricing, capital management, reserving, investments, reinsurance and catastrophe risk management;

  - the potential for differing interpretations of the methodologies, estimations and assumptions that underlie the Company's fair value estimates for its investments and the evaluation of intent-to-sell impairments and allowance for credit losses on available-for-sale securities and mortgage loans;

  - the potential for impairments of our goodwill;

- Strategic and Operational Risks:

  - the Company's ability to maintain the availability of its systems and safeguard the security of its data in the event of a disaster, cyber or other information security incident or other unanticipated event;

  - the potential for difficulties arising from outsourcing and similar third-party relationships;

  - the risks, challenges and uncertainties associated with capital management plans, expense reduction initiatives and other actions;

  - risks associated with acquisitions and divestitures, including the challenges of integrating acquired companies or businesses, which may result in our inability to achieve the anticipated benefits and synergies and may result in unintended consequences;

  - difficulty in attracting and retaining talented and qualified personnel, including key employees, such as executives, managers and employees with strong technological, analytical and other specialized skills;

  - the Company's ability to protect its intellectual property and defend against claims of infringement;

- Regulatory and Legal Risks:

  - the cost and other potential effects of increased federal, state and international regulatory and legislative developments, including those that could adversely impact the demand for the Company's products, operating costs and required capital levels;

  - unfavorable judicial or legislative developments;

  - the impact of changes in federal, state or foreign tax laws;

  - regulatory requirements that could delay, deter or prevent a takeover attempt that stockholders might consider in their best interests; and

  - the impact of potential changes in accounting principles and related financial reporting requirements.

Any forward-looking statement made by the Company in this document speaks only as of the date of the filing of this Annual Report. Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Item 1.

BUSINESS

(Dollar amounts in millions, except for per share data, unless otherwise stated)

GENERAL

The Hartford Financial Services Group, Inc. (together with its subsidiaries, "The Hartford", the "Company", "we", or "our") is a holding company for a group of subsidiaries that provide property and casualty ("P&C") insurance, group benefits insurance and services, and mutual funds and exchange-traded funds to individual and business customers in the United States as well as in the United Kingdom and other international locations. The Hartford is headquartered in Connecticut and its oldest subsidiary, Hartford Fire Insurance Company, dates back to 1810. As of December 31, 2022, total assets and total stockholders' equity of The Hartford were $73.0 billion and $13.6 billion, respectively.

ORGANIZATION

The Hartford strives to maintain and enhance its position as a market leader within the financial services industry. The Company sells diverse and innovative products through multiple distribution channels to individuals and businesses and is considered a leading property and casualty and employee group benefits insurer. The Hartford Stag logo is one of the most recognized symbols in the financial services industry.

As a holding company, The Hartford Financial Services Group, Inc. is separate and distinct from its subsidiaries and has no significant business operations of its own. The holding company relies on the dividends from its insurance companies and other subsidiaries as the principal source of cash flow to meet its obligations, pay dividends and repurchase common stock. Information regarding the cash flow and liquidity needs of The Hartford Financial Services Group, Inc. may be found in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") — Capital Resources and Liquidity.

REPORTING SEGMENTS

The Hartford conducts business principally in five reporting segments including Commercial Lines, Personal Lines, Property & Casualty Other Operations, Group Benefits and Hartford Funds, as well as a Corporate category. The Company includes in the Corporate category reserves for run-off structured settlement and terminal funding agreement liabilities, restructuring costs, capital raising activities (including equity financing, debt financing and related interest expense), transaction expenses incurred in connection with acquisitions, certain M&A costs, purchase accounting adjustments related to goodwill and other expenses not allocated to the reporting segments. Corporate also includes investment management fees and expenses related to managing third party business, including management of a portion of the invested assets of Talcott Resolution Life, Inc. and its subsidiaries as well as certain of Talcott's affiliates. Talcott Resolution Life, Inc. is the

holding company of the life and annuity business that we sold in May 2018. In addition, up until June 30, 2021, Corporate included a 9.7% ownership interest in Hopmeadow Holdings LP, the legal entity that acquired Talcott Resolution in May 2018 (Hopmeadow Holdings, LP, Talcott Resolution Life Inc., and its subsidiaries are collectively referred to as "Talcott Resolution").

2022 Revenues of $22,362 by Segment



[1]Includes Revenue of $47 for Property & Casualty Other Operations and $31 for Corporate.

The following discussion describes the principal products and services, marketing and distribution, and competition of The Hartford's reporting segments. For further discussion of the reporting segments, including financial disclosures of revenues by product line, net income (loss), and assets for each reporting segment, see Note 3 - Segment Information of Notes to Consolidated Financial Statements.

COMMERCIAL LINES

2022 Earned Premiums of $10,571 by Line of Business



2022 Earned Premiums of $10,571 by Product



Principal Products and Services

Automobile	Covers damage to a business's fleet of vehicles due to collision or other perils (automobile physical damage). In addition to first party automobile physical damage, commercial automobile covers liability for bodily injuries and property damage suffered by third parties and losses caused by uninsured or under-insured motorists.
Property	Covers the building a business owns or leases as well as its personal property, including tools and equipment, inventory, and furniture. A commercial property insurance policy covers losses resulting from fire, wind, hail, earthquake, theft and other covered perils, including coverage for assets such as accounts receivable and valuable papers and records. Commercial property may include specialized equipment insurance, which provides coverage for loss or damage resulting from the mechanical breakdown of boilers and machinery.
General Liability	Covers a business in the event it is sued for causing harm to a person and/or damage to property. General liability insurance covers third-party claims arising from accidents occurring on the insured's premises or arising out of their operations. General liability insurance may also cover losses arising from product liability and provides replacement of lost income due to an event that interrupts business operations.
Marine	Encompasses various ocean and inland marine coverages including cargo, craft, hull, specie, transport and liability, among others.
Package Business	Covers both property and general liability damages.
Workers' Compensation	Covers employers for losses incurred due to employees sustaining an injury, illness or disability in connection with their work. Benefits paid under workers' compensation policies may include reimbursement of medical care costs, replacement income, compensation for permanent injuries and benefits to survivors. Workers' compensation is provided under both guaranteed cost policies (coverage for a fixed premium) and loss sensitive policies where premiums are adjustable based on the loss experience of the employer.
Professional Liability	Covers liability arising from directors and officers acting in their official capacity and liability for errors and omissions committed by professionals and others. Coverage may also provide employment practices insurance relating to allegations of wrongful termination and discrimination.
Bond	Encompasses fidelity and surety insurance, including commercial surety, contract surety and fidelity bonds. Commercial surety includes bonds that insure non-performance by contractors, license and permit bonds to help meet government-mandated requirements and probate and judicial bonds for fiduciaries and civil court proceedings. Contract surety bonds may include payment and performance bonds for contractors. Fidelity bonds may include ERISA bonds related to the handling of retirement plan assets and bonds protecting against employee theft or fraud. The Company also provides credit and political risk insurance offered to clients with global operations.
Assumed Reinsurance	Includes assumed reinsurance of property, liability, surety, credit and political, marine and agriculture risks throughout the world but principally in Europe and the Americas. Business principally provides cover on broad books of business (i.e. treaty), as opposed to individual risks (i.e. facultative).

Through its three lines of business, small commercial, middle & large commercial, and global specialty, Commercial Lines offers its products and services to businesses in the United States ("U.S.") and internationally. Commercial Lines generally consists of products written for small businesses and middle market companies as well as national and multi-national accounts, largely distributed through retail agents and brokers, wholesale agents and global and specialty reinsurance brokers. The majority of Commercial Lines written premium is generated by small commercial and middle market lines, which provide coverage options and customized pricing based on the policyholder's individual risk characteristics. Small commercial and middle market lines within middle & large commercial are generally referred to as standard commercial lines.

Small commercial provides coverages for small businesses, which the Company generally considers to be businesses with an annual payroll under $20, revenues under $50 and property values less than $20 per location. Primary coverages provided include workers' compensation, property, general liability and commercial automobile. Within small commercial, both property and general liability coverages are offered under a single package policy, marketed under the Spectrum name. Small commercial also provides excess and surplus lines coverage to small businesses including umbrella, general liability, property and other coverages.

Middle & large commercial business provides insurance coverages to medium-sized and national accounts businesses, which are companies whose payroll, revenue and property values exceed the small business definition. In addition to offering standard commercial lines products, including workers' compensation, property, general liability and commercial automobile products, middle & large commercial includes program business which provides tailored programs, primarily to customers with common risk characteristics. On national accounts, a significant portion of the business is written through large deductible programs. Other programs written within middle & large commercial are retrospectively-rated where the ultimate premium collected from the insured is adjusted based on how incurred losses for the policy year develop over time, subject to a minimum and maximum premium. Also within middle & large commercial, the Company writes captive programs business, which provides tailored programs to those seeking a loss sensitive solution where premiums are adjustable based on loss experience.

Lines of business written by small commercial and middle & large commercial are subject to rate regulation and written pricing increases or decreases that are partly in response to loss cost trends. Workers' compensation rates are based on loss experience and are informed by data submitted through the National Council on Compensation Insurance ("NCCI"). Workers' compensation rates have been under downward pressure for the industry due to favorable loss cost trends in recent years, including due to lower claim frequency that occurred during the pandemic.

Global specialty provides a variety of customized insurance products, including property, liability, marine, professional liability, and bond. The vast majority of the business written by our Navigators Group insurance subsidiaries is reported in the global specialty business unit.

Marketing and Distribution

Commercial Lines provides insurance products and services through the Company's regional offices, branches and sales and policyholder service centers throughout the United States and, to a lesser extent, overseas, principally in the United Kingdom. The products are marketed and distributed using independent retail agents and brokers, wholesale agents and global and specialty reinsurance brokers, with business also sold direct-to-consumer. In addition, the Company offers insurance products to customers of payroll service providers through its relationships with major national payroll companies in the United States and to members of affinity organizations. As the sole corporate member of Lloyd's Syndicate 1221 ("Lloyd's Syndicate"), the Company has the exclusive right to underwrite business up to an approved level of premium in the Lloyd's of London ("Lloyds") market.

In the United States, independent agents, brokers and wholesalers are consolidating and this trend is expected to continue. This will likely result in a larger proportion of written premium being concentrated among fewer agents, brokers and wholesalers. These distribution partners are leveraging data and analytics for bargaining power.

Competition
Small Commercial
In small commercial, The Hartford competes against large national carriers, regional carriers and direct writers. Competitors include stock companies, mutual companies and other underwriting organizations. The small commercial market remains highly competitive and fragmented as carriers seek to differentiate themselves through product expansion, price, enhanced service and leading technology. Larger carriers such as The Hartford are continually advancing their pricing sophistication and ease of doing business with agents and customers through the use of technology, analytics and other capabilities that improve the process of evaluating a risk, quoting new business and servicing customers. The Company also continuously enhances digital capabilities as customers and distributors demand more access and convenience, and expands product and underwriting capabilities to accommodate both larger accounts and a broader risk appetite.

Existing competitors and new entrants, including start-up and non-traditional carriers, are actively looking to expand sales of business insurance products to small businesses through increasing their underwriting appetite, deepening their relationships with distribution partners, and through on-line and direct-to-consumer marketing. Carriers that can quote business in an automated way have a competitive advantage by shortening the time from quoting to issuance. Through its ICON quoting tool, The Hartford quotes over 75% of its Spectrum package business and workers' compensation new business policies without human intervention.

Middle & Large Commercial
Middle & large commercial business is considered "higher touch" and involves individual underwriting and pricing decisions. Competition in this market includes stock companies, mutual companies, alternative risk sharing groups and other underwriting organizations. In addition, some larger brokers are now becoming competitors through acquisition of managing general agents or managing general underwriters.

The pricing of middle market and national accounts is prone to significant volatility over time due to changes in individual account characteristics and exposure, as well as legislative and macro-economic forces. National and regional carriers participate in the middle & large commercial insurance sector, resulting in a competitive environment where pricing and policy terms are critical to securing new business and retaining existing accounts. As a means to mitigate the cost of insurance, middle market and large commercial buyers may opt for loss-sensitive products in-lieu of guaranteed cost policies. Within this competitive environment, The Hartford is working to deepen its product and underwriting capabilities, including investing in speed to market solutions for the lower end of middle market, leverage its sales and underwriting talent and expand its use of data analytics and third party data to make risk selection and pricing decisions. In product development and related areas such as claims and risk engineering, the Company has expanded its capabilities in industry verticals, such as energy, construction, media arts & entertainment, technology and life sciences.

Through business partners, the Company offers business insurance coverages to exporters and other U.S. companies with a physical presence overseas. The Hartford's middle & large commercial business leverages investments in product, underwriting, and technology to better match price to individual risk as the firm pursues responsible growth strategies to deliver target returns.

Global Specialty

Global specialty competes against multi-national insurance and reinsurance companies, including marine, property, excess casualty, professional liability, bond and assumed reinsurance in the U.S and London markets. Global specialty writes many surplus lines of business which are lines of business not written through standard products licensed or admitted in a state. Since 2010, surplus lines has accounted for an increasing share of total commercial lines industry direct written premiums.

Customers served by the global specialty marketplace expect tailored policy language for their unique risks and, increasingly, are looking for a single insurance carrier to meet all their coverage needs. The Company has been successful in cross-selling global specialty product lines to customers of small commercial and of middle & large commercial and seeks to expand cross-sell opportunities in the future. The Hartford competes on the basis of its underwriting capabilities where it uses data and actuarial insights to enhance risk selection. The Company seeks to drive greater efficiency, shorten the quoting process and improve the customer's experience through expanded use of digital capabilities.

Global specialty also writes business in the London market via its Lloyd's syndicate platform. Lloyd's is regulated by the Financial Conduct Authority ("FCA") and Prudential Regulatory Authority ("PRA") in the U.K. For further discussion, see Part II, Item 7, MD&A - Capital Resources and Liquidity.

PERSONAL LINES

2022 Earned Premiums of $2,949 by Line of Business



2022 Earned Premiums of $2,949 by Product



Principal Products and Services

Automobile	Covers damage to an individual insured's own vehicle due to collision or other perils and is referred to as automobile physical damage. In addition to first party automobile physical damage, automobile insurance covers liability for bodily injuries and property damage suffered by third parties and losses caused by uninsured or underinsured motorists. Also, under no-fault laws, policies written in some states provide first party personal injury protection. Some of the Company's personal automobile insurance policies also offer personal umbrella liability coverage for an additional premium.
Homeowners	Insures against losses to residences and contents from fire, wind and other perils. Homeowners insurance includes owned dwellings, rental properties and coverage for tenants. The policies may provide other coverages, including loss related to recreational vehicles or watercraft, identity theft and personal items such as jewelry.

Personal Lines provides automobile, homeowners and personal umbrella coverages to individuals across the United States, mostly through a program designed exclusively for members of AARP ("AARP Program"). The Hartford's automobile and homeowners products provide coverage options and pricing tailored to a customer's individual risk. The Hartford has individual customer relationships with AARP Program policyholders and, as a group, they represent a significant portion of the total Personal Lines' business. Business sold to AARP members, either direct or through independent agents, amounted to earned premiums of $2.7 billion, $2.7 billion and $2.8 billion in 2022, 2021 and 2020, respectively. The AARP relationship provides The Company with a competitive advantage to capitalize on the continued growth of the over age 50 population.

The Company is in the process of introducing its new product, Prevail, which is being rolled out for new business on a state-by-state basis and was in sixteen states as of December 2022. Prevail is tailored to the mature market and includes digital service capabilities that provide real time transaction support. Among other things, overall rate levels, price segmentation, rating factors and underwriting procedures are being updated through the introduction of Prevail. Personal Lines works with carrier partners to provide risk protection options for AARP members with needs beyond the company's current product offering.

Marketing and Distribution

Personal Lines reaches diverse customers through multiple distribution channels, including direct-to-consumer and independent agents. The direct-to-consumer channel continues to represent a larger share of the automobile insurance market, accounting for more than one-third of industry premiums. In direct-to-consumer, Personal Lines markets its products through a mix of media, including direct mail, digital marketing, and television as well as digital and print advertising. Through the agency channel, Personal Lines provides products and services to customers through a network of independent agents in the standard personal lines market, primarily serving mature, preferred consumers. These independent agents are not employees of the Company.

Personal Lines has made significant investments in offering direct and agency-based customers the opportunity to interact with the company on-line, including via mobile devices. In addition, its technology platform for telephone sales centers enables sales representatives to provide an enhanced experience for direct-to-consumer customers, positioning the Company to offer unique capabilities to AARP's member base.

Most of Personal Lines' sales are associated with its exclusive licensing arrangement with AARP, with the current agreement in place through December 31, 2032, to market automobile, homeowners and personal umbrella coverages to AARP's

approximately 38 million members, primarily direct but also through independent agents. This relationship with AARP, which has been in place since 1984, provides Personal Lines with an important competitive advantage given the increase in the population of those over age 50 and the strength of the AARP brand.

Prior to May 2021, in most states, new business automobile and home policies were issued to AARP members with a lifetime continuation agreement endorsement, providing that the policies will be renewed as long as certain terms are met, such as timely payment of premium and maintaining a driver's license in good standing. However, beginning in May 2021, Personal Lines no longer offers the lifetime continuation agreement to new home and automobile policies. The endorsement will remain on renewal policies with original effective dates prior to May 2021.

In addition to selling to AARP members, Personal Lines offers its automobile and homeowners products to non-AARP customers, primarily through the independent agent channel. Personal Lines leverages its agency channel to target AARP members and other customer segments, primarily targeting the over age 50 preferred mature market, that value the advice of an independent agent and recognize the differentiated experience the Company provides. In particular, the Company has taken action to distinguish its brand within the over age 50 preferred mature market and improve profitability in the independent agent channel, placing more emphasis on our highly partnered agents.

Competition

The personal lines automobile and homeowners insurance markets are highly competitive. Personal lines insurance is written by insurance companies of varying sizes that compete principally on the basis of price, product, service, including claims handling, the insurer's ratings and brand recognition. Companies with strong ratings, recognized brands, direct sales capability and economies of scale will have a competitive advantage. Larger carriers have the advantage of economies of scale with the top ten personal lines insurers accounting for approximately 70% of market share.

The growth of direct-to-consumer sales, including by new entrants to the marketplace, continues to outpace sales in the agency distribution channel. Insurers that distribute products principally through agency channels compete by offering commissions and additional incentives to attract new business. To distinguish themselves in the marketplace, top tier insurers are offering on-line and self-service capabilities that make it easier for agents and consumers to do business with the insurer. A large majority of agents have been using "comparative rater" tools that allow the agent to compare premium quotes among several insurance companies. The use of comparative rater tools increases price competition. Insurers that are able to capitalize on their brand and reputation, differentiate their products and deliver strong customer service are more likely to be successful in this market.

The use of data mining and predictive modeling is used by more and more carriers to target the most profitable business, and carriers have further segmented their pricing plans to expand market share in what they believe to be the most profitable segments. The Company continues to invest in capabilities to better utilize data and analytics, and thereby, refine and manage underwriting and pricing. Carriers, including The Hartford, have invested in telematics capabilities to enable better risk selection and pricing segmentation in response to changes in driving patterns. In 43 states, the Hartford offers its telematics program, TrueLane, which offers discounts for good driving behavior based on such attributes as braking, speed, distracted driving, and acceleration.

Also, new automobile technology advancements, including lane departure warnings, backup cameras, automatic braking and active collision alerts, are being deployed rapidly and are expected to improve driver safety and reduce the likelihood of vehicle collisions. However, these features include expensive parts, contributing to increasing average claim severity.

In 2022, inflation had an increasing impact on the industry. Supply chain pressures, advanced vehicle technology, body shop capacity, and a tight labor market have increased the cost of automobile repairs. A tight labor market and inflation on material prices increased the cost to repair homes.

P&C OTHER OPERATIONS

Property & Casualty Other Operations includes certain property and casualty operations, managed by the Company, that have discontinued writing new business and includes substantially all of the Company's pre-1986 asbestos and environmental ("A&E") exposures. For a discussion of coverages provided under

policies written with exposure to A&E prior to 1986 reported within the P&C Other Operations segment ("Run-off A&E"), run-off assumed reinsurance and all other non-A&E exposures, see Part II, Item 7, MD&A - Critical Accounting Estimates, Property & Casualty Insurance Product Reserves, Net of Reinsurance.

GROUP BENEFITS

2022 Premiums and Other Considerations of $6,057



Group life
$2,393
39%

Other
$354
6%

Group
disability
$3,310
55%

Principal Products and Services

Group Life	Typically is term life insurance provided in the form of yearly renewable term life insurance. Other life coverages in this category include accidental death and dismemberment and travel accident insurance.
Group Disability	Typically comprised of short-term disability and long-term disability plans that pay a percentage of an employee's salary for a period of time if they are ill or injured and cannot perform the duties of their job. Short-term and long-term disability policies have elimination periods that must be satisfied prior to benefit payments. The Company also earns fee income from leave management services for federal, state and employer family and medical leave programs, as well as the administration of employer self-funded disability plans.
Other Products	Includes other group coverages such as retiree health insurance, critical illness, accident and hospital indemnity coverages.

Group insurance typically covers an entire group of people under a single contract, most typically the employees of a single employer or members of an association.

Group Benefits provides group life, disability and other group coverages to members of employer groups, associations and affinity groups through direct insurance policies and provides reinsurance to other insurance companies. In addition to employer paid coverages, the segment offers voluntary product coverages which are offered through employee payroll deductions. Group Benefits also offers disability underwriting, administration, and claims processing to self-funded employer plans. In addition, the segment offers a single-company leave management solution, which integrates work absence data from the insurer's short-term and long-term group disability and workers' compensation insurance business with its leave management administration services.

Statutory paid family leave ("PFL") and paid family and medical leave ("PFML") programs are a source of growth as the Company offers fully insured coverage or administers self-insured coverage for some of these programs. As of 2022, eleven states and the District of Columbia have enacted mandated PFL or PFML programs. Vermont, New Hampshire and Virginia have also created opt-in paid leave programs, and additional states are considering adopting PFL or PFML programs.

Group Benefits generally offers term insurance policies, allowing for the adjustment of rates or policy terms at renewal in order to minimize the adverse effect of market trends, loss costs, changes in interest rates and other factors. Policies are typically sold with one, two or three-year rate guarantees depending upon the product and market segment.

Marketing and Distribution

The Group Benefits distribution network is managed through a regional sales office system to distribute its group insurance products and services through a variety of distribution outlets including brokers, consultants, third-party administrators and trade associations. Additionally, the segment has relationships with several private exchanges which offer its products to employer groups. Technology providers, including Human Resources platform vendors, are taking an increasingly prominent role in influencing customer decisions that also influence selection of the group benefits insurance provider.

Competition

Group Benefits competes with numerous insurance companies and financial intermediaries marketing insurance products. The market for group benefits is expected to grow as the COVID-19 pandemic has driven new demand for employee benefits among both employees and employers. For example, there is increased interest in benefits addressing mental health and wellness, caregiving costs and remote work considerations.

In order to differentiate itself, Group Benefits uses its risk management expertise and economies of scale to derive a competitive advantage. Competitive factors include the extent of products offered, price, the quality of customer and claims handling services, and the Company's relationship with third-party distributors and private exchanges. Active price competition continues in the marketplace, resulting in multi-year rate guarantees being offered to customers. Top tier insurers in the marketplace also offer on-line and self-service capabilities to third party distributors and consumers. The relatively large size and underwriting capacity of the Group Benefits business provides a competitive advantage over smaller competitors.

The Company's market presence has increased in recent years, benefiting from our industry leading digital technology and integrated absence management and claims platform.

Additionally, as employers continue to focus on reducing the cost of employee benefits, we expect more companies to offer voluntary products paid for by employees. Across the industry, the sale of voluntary product offerings, including supplemental health coverage, is growing at a faster rate than employer-provided benefits. Competitive factors affecting the sale of voluntary products include the breadth of products, product education, enrollment capabilities and overall customer service. The Company, as well its competitors, are investing in technology to offer digital capabilities, and to improve product offerings and service levels, particularly with voluntary products.

Our voluntary products include critical illness, accident and hospital indemnity coverage to employees through our Employee Choice Benefits programs. The Company's enhanced enrollment and marketing tools, such as My Tomorrow©, are providing additional opportunities to educate individual participants about supplementary benefits and deepen their knowledge about product selection.

In addition to providing group disability, leave management and life insurance, we offer integrated claim, leave and benefits administration with The Hartford's Ability Advantage platform.

HARTFORD FUNDS

Hartford Funds Segment Assets Under Management ("AUM") of $124,107 as of December 31, 2022



Mutual Fund AUM as of December 31, 2022



Principal Products and Services

Mutual Funds	Includes approximately 60 actively managed mutual funds across a variety of asset classes including domestic and international equity, fixed income, and multi-strategy investments, principally subadvised by two unaffiliated institutional asset management firms.
Exchange-traded funds	Exchange-traded funds ("ETF") include actively managed ETFs and multifactor ETFs. Actively-managed ETFs include fixed income, domestic equity and commodity products utilizing the same investment platform as our mutual funds. Multifactor ETFs are designed to track indices using passive investment techniques that strive to improve performance relative to traditional capitalization-weighted indices.
Talcott Resolution life and annuity separate accounts	Relates to assets of the life and annuity business sold in May 2018 that are still managed by the Company's Hartford Funds segment.

The Hartford Funds segment provides investment management, administration, product distribution and related services to investors through a diverse set of investment products in domestic markets. Hartford Funds' comprehensive range of products and services assist clients in achieving their desired investment objectives. AUM are separated into three distinct categories referred to as mutual funds, ETFs and Talcott Resolution life and annuity separate accounts, which relate to the life and annuity business sold in May 2018. The Hartford Funds segment continues to manage the mutual fund assets of Talcott Resolution, though these assets are expected to continue to decline over time.

Marketing and Distribution

Our funds and ETFs are sold through national and regional broker-dealer organizations, independent financial advisers, defined contribution plans, financial consultants, bank trust groups and registered investment advisers. Our distribution team is organized to sell primarily in the United States. The Talcott Resolution life and annuity separate accounts managed by the Hartford Funds segment are not actively distributed.

Competition

The investment management industry is mature and highly competitive. Firms are differentiated by investment performance, range of products offered, brand recognition, financial strength, proprietary distribution channels, quality of service and level of fees charged relative to quality of investment products. The Hartford Funds segment competes with a large number of asset management firms and other financial institutions and differentiates itself through its global subadvisors, product breadth, competitive fees and strong distribution. The segment also competes directly with lower cost passive investment strategies, which continue taking share from active managers.

CORPORATE

The Company includes in the Corporate category investment management fees and expenses related to managing third party business, including management of a portion of the invested assets of Talcott Resolution, reserves for run-off structured settlement and terminal funding agreement liabilities, restructuring costs, capital raising activities (including equity financing, debt financing and related interest expense), transaction expenses incurred in connection with an acquisition, certain M&A costs, purchase accounting adjustments related to goodwill and other expenses not allocated to the reporting segments.

Additionally, until June 30, 2021 the Corporate category included a 9.7% ownership interest in the legal entity that acquired Talcott Resolution. For discussion of this sale, see Part II, Item 7, MD&A — The Hartford's Operations.

RESERVES

Total Reserves as of December 31, 2022 [1]


All Other [1]
$1,219
3%
Group Benefits Unpaid losses and loss adjustment expenses
$8,160
19%
P&C Unpaid losses and loss adjustment expenses
$33,083
78%

[1] Includes reserves for future policy benefits and other policyholder funds and benefits payable of $561 and $658, respectively, of which $380 and $419, respectively, relate to the Group Benefits segment with the remainder related to run-off structured settlement and terminal funding agreements within Corporate.

The reserve for unpaid losses and loss adjustment expenses includes a liability for unpaid losses, including those that have been incurred but not yet reported, as well as estimates of all expenses associated with processing and settling these insurance claims, including reserves related to both Property & Casualty and Group Benefits.

Total Property & Casualty Reserves as of December 31, 2022


Personal Lines
$1,857
6%
P&C Other Operations
$2,773
8%
Commercial Lines
$28,453
86%

Further discussion of The Hartford’s property and casualty insurance product reserves, including run-off asbestos and environmental claims reserves within P&C Other Operations, may be found in Part II, Item 7, MD&A — Critical Accounting Estimates — Property and Casualty Insurance Product Reserves, Net of Reinsurance. Additional discussion may be found in Notes to Consolidated Financial Statements, including in the Company’s accounting policies for insurance product reserves within Note 1 - Basis of Presentation and Significant Accounting Policies and in Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

Total Group Benefits Reserves as of December 31, 2022 [1]



[1]Includes short duration contract reserves of $134 for short-term disability and $42 of supplemental health as well as reserves for future policy benefits that include $267 of paid up life reserves and policy reserves on life policies,$94 of reserves for conversions to individual life and $19 of other reserves.

Group Benefits reserves include unpaid loss and loss adjustments expenses for long-term disability, group life and other lines of business as well as reserves for other policyholder funds and reserves for future policy benefits. Other policyholder funds and benefits payable represent deposits from policyholders, including policyholders of short-duration insurance contracts, where the Company does not have insurance risk but is subject to investment risk. Reserves for future policy benefits represent life-contingent reserves for which the Company is subject to insurance and investment risk.

Discussion of The Hartford's Group Benefits long-term disability reserves may be found in Part II, Item 7, MD&A — Critical Accounting Estimates — Group Benefits Long-term Disability ("LTD") Reserves, Net of Reinsurance. Additional discussion may be found in Notes to Consolidated Financial Statements, including in the Company's accounting policies for insurance product reserves within Note 1 - Basis of Presentation and Significant Accounting Policies and in Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

UNDERWRITING FOR P&C AND GROUP BENEFITS

The Company underwrites the risks it insures in order to manage exposure to loss through favorable risk selection and diversification. Risk modeling is used to manage, within specified limits, the aggregate exposure taken in each line of business and across the Company. For property and casualty business, aggregate exposure limits are set by geographic zone and peril. Products are priced according to the risk characteristics of the insured's exposures. Rates charged for

Personal Lines products are filed with the states in which we write business. Rates for most Commercial Lines products are also filed with the states but the premium charged may be modified based on the insured's relative risk profile and workers' compensation policies may be subject to modification based on prior loss experience. The Company also writes coverage in the excess and surplus lines market, primarily within global specialty, which is characterized by the absence of regulation related to rate and form and allows for more pricing and coverage flexibility to write certain classes of business. Pricing for Group Benefits products, including long-term disability and life insurance, is also based on an underwriting of the risks and a projection of estimated losses, including consideration of investment income.

Pricing adequacy depends on a number of factors, including the ability to obtain regulatory approval for rate changes, proper evaluation of underwriting risks, the ability to project future loss cost frequency and severity based on historical loss experience adjusted for known trends, the Company's response to rate actions taken by competitors, its expense levels and expectations about regulatory and legal developments. The Company seeks to price its insurance policies such that insurance premiums and future net investment income earned on premiums received will cover underwriting expenses and the ultimate cost of paying claims reported on the policies and provide for a profit margin. For many of its insurance products, the Company is required to obtain approval for its premium rates from state insurance departments and the Lloyd's Syndicate's ability to write business is subject to Lloyd's approval for its premium capacity each year.

Geographic Distribution of Earned Premium (% of total)

Location	Commercial Lines	Personal Lines	Group Benefits	Total
California	8 %	2 %	2 %	12 %
New York	6 %	1 %	3 %	10 %
Texas	5 %	1 %	2 %	8 %
Florida	3 %	1 %	1 %	5 %
All other [1]	33 %	10 %	22 %	65 %
Total	**55 %**	**15 %**	**30 %**	**100 %**

[1]No other single state or country accounted for 5% or more of the Company's consolidated earned premium in 2022.

CLAIMS ADMINISTRATION FOR P&C AND GROUP BENEFITS

Claims administration includes functions associated with the receipt of initial loss notices, claims adjudication and estimates, legal representation for insureds where appropriate, establishment of case reserves, payment of losses and notification to reinsurers. These activities are performed by approximately 7,000 claim employees including, among others, claim adjusters, appraisers, attorneys, doctors, nurses, behavioral health specialists, investigators and data analytics professionals as well as training, management, and support staff. The Company contracts with a select number of approved regional, national and international suppliers to enhance claim capabilities and business resiliency.

The Company's claims teams manage losses across all 50 states, Washington D.C. and 2 international locations. The teams are organized to meet the specific claim service needs for our various product offerings. Our corporate home office supports shared service claim functions including data and analytics, technology, and strategy.

As a leading provider of workers' compensation and group benefits coverages, the Company leverages data analytics to return employees to active, productive lives as soon and safely as possible. Clinical experts focus on opioid usage, vocational rehabilitation, behavioral health and medical case management which we believe provides the Company with a competitive advantage for managing medical costs.

The Company maintains a dedicated catastrophe claims organization that is positioned to respond to large-scale catastrophic events across the country. For the most severe events, the team is supplemented with additional Company staff to respond to claimants promptly after an event.

The Company's claims organization has a nationwide staff of attorneys who represent insureds in key jurisdictions, including dedicated lawyers specializing in complex litigation.

Claim payments for benefits, losses and loss adjustment expenses are the largest expenditure for the Company.

REINSURANCE

For discussion of reinsurance, see Part II, Item 7, MD&A — Enterprise Risk Management and Note 8 - Reinsurance of Notes to Consolidated Financial Statements.

INVESTMENT OPERATIONS

Hartford Investment Management Company ("HIMCO") is an SEC registered investment advisor and manages the Company's investment operations. HIMCO provides customized investment strategies for The Hartford's investment portfolio, as well as for The Hartford's pension plan and institutional clients, including certain assets of Talcott Resolution.

As of December 31, 2022 and 2021, the fair value of HIMCO's total assets under management was approximately $108.9 billion and $105.4 billion, respectively, including $53.7 billion and $43.6 billion, respectively, that were held in HIMCO managed third party accounts and $3.7 billion and $4.7 billion, respectively, that support the Company's pension and other postretirement benefit plans.

Management of The Hartford's Investment Portfolio

HIMCO manages the Company's investment portfolios to maximize economic value and generate the returns necessary to support The Hartford's various product obligations, within

internally established objectives, guidelines and risk tolerances. The portfolio objectives and guidelines are developed based upon the asset/liability profile, including duration, convexity and other characteristics within specified risk tolerances. The risk tolerances considered include, but are not limited to, asset sector, credit issuer allocation limits, and maximum portfolio limits for below investment grade holdings. The Company attempts to minimize adverse impacts to the portfolio and the Company's results of operations from changes in economic conditions through asset diversification, asset allocation limits, asset/liability duration matching and the use of derivatives. For further discussion of HIMCO's portfolio management approach, see Part II, Item 7, MD&A — Enterprise Risk Management.

The Hartford's Investment Portfolio of $52.6 billion as of December 31, 2022



Equity and other 4%

Mortgage loans 11%

Tax-exempt fixed maturities 10%

U.S. treasuries and gov't agencies and short-terms 17%

Limited partnerships and other alternative investments 8%

Taxable fixed maturities (excl. U.S. treasuries & govt. agencies) 50%

Item 1A.

RISK FACTORS

In deciding whether to invest in The Hartford, you should carefully consider the following risks, any of which could have a material adverse effect on our business, financial condition, results of operations or liquidity and could also impact the trading price of our securities. These risks are not exclusive, and additional risks to which we are subject include, but are not limited to, the factors mentioned under "Forward-Looking Statements" above and the risks of our businesses described elsewhere in this Annual Report.

The following risk factors have been organized by category for ease of use, however many of the risks may have impacts in more than one category. The occurrence of certain of them may, in turn, cause the emergence or exacerbate the effect of others. Such a combination could materially increase the severity of the impact of these risks on our business, results of operations, financial condition or liquidity.

Risks Relating to Economic, Political and Global Market Conditions

Unfavorable economic, political and global market conditions may adversely impact our business and results of operations.

The Company's investment portfolio, Hartford Funds business, and insurance businesses are sensitive to changes in economic, political and global capital market conditions, such as the effect of a weak economy, including labor supply shortages, and changes in credit spreads, equity prices, interest rates, inflation, foreign currency exchange rates, and shifts in demand and supply of U.S. dollars. Weak economic conditions, such as high unemployment, low labor force participation, lower family income, a weak real estate market, lower business investment and lower consumer spending may adversely affect the demand for insurance and financial products and lower the Company's profitability in some cases. In addition, political instability, politically motivated violence or civil unrest, may increase the frequency and severity of insured losses. In addition, a deterioration in global economic conditions and/or geopolitical conditions, including due to military action, trade wars, tariffs or other actions with respect to international trade agreements or policies, has the potential to, among other things, reduce demand for our products, reduce exposures we insure, drive higher inflation that could increase the Company's loss costs and result in increased incidence of claims, particularly for workers' compensation and disability claims. The Company's investment portfolio includes limited partnerships and other alternative investments and equity securities for which changes in value are reported in earnings. These investments may be adversely impacted by economic volatility, including real estate market deterioration, which could impact our net investment

returns and result in an adverse impact on operating results. If Russia's war against Ukraine were to expand to other countries, the insurance losses and adverse economic impacts could be much more severe than what is currently foreseeable.

In an economic downturn, the Company could experience credit losses on various asset balances, including receivables and the principal amount of various invested assets, including fixed maturities and mortgage loans. In addition to credit losses on invested assets, The Company could experience declines in the value of available for sale debt securities if credit spreads were to widen significantly, which would reduce stockholders' equity. In addition, disruption in equity markets could result in net realized or unrealized losses on our equity securities carried at fair value or reduce net investment income in future periods from our non-fixed income investment portfolio, including from private equity, hedge fund and real estate partnership investments. The Company could also experience higher reinsurance costs and/or more limited availability of reinsurance coverage.

Below are several key factors impacted by changes in economic, political, and global market conditions and their potential effect on the Company's business and results of operations:

- **Credit Spread Risk -** Credit spread exposure is reflected in the market prices of fixed income instruments where lower rated securities generally trade at a higher credit spread. If issuer credit spreads increase or widen, the market value of our investment portfolio may decline. If the credit spread widening is significant and occurs over an extended period of time, the Company may recognize credit losses, resulting in decreased earnings. If credit spreads tighten significantly, the Company's net investment income associated with new purchases of fixed maturities may be reduced. In addition, the value of credit derivatives under which the Company assumes exposure or purchases protection are impacted by changes in credit spreads, with losses occurring when credit spreads widen for assumed exposure or when credit spreads tighten if credit protection has been purchased.

- **Equity Markets Risk -** A decline in equity markets may result in net realized losses on sales or unrealized losses on equity securities held at fair value or reduce net investment income in future periods from our non-fixed income investment portfolio, including from private equity, hedge fund and real estate partnership investments, and lower earnings from Hartford Funds where fee income is earned based upon the fair value of the assets under management. Equity markets are unpredictable. In the past few years, equity markets have been volatile, which could be indicative of a greater risk of a decline. For additional information on equity market sensitivity, see Part II, Item 7, MD&A - Enterprise Risk Management, Financial Risk- Equity Risk.

- **Interest Rate Risk -** Continued increases in interest rates to combat inflation could lead to an economic downturn or recession, which would lower the demand for many of the

Company's products and could result in realized or unrealized losses on existing fixed income assets in the investment portfolio. Alternatively, a deterioration in global economic conditions could result in a lower interest rate environment, which would pressure our net investment income and could result in lower margins on certain products. For additional information on interest rate sensitivity, see Part II, Item 7, MD&A - Enterprise Risk Management, Financial Risk - Interest Rate Risk.

New and renewal business for our property and casualty and group benefits products is priced considering prevailing interest rates. As interest rates decline, in order to achieve the same economic return, we would have to increase product prices to offset the lower anticipated investment income earned on invested premiums. Conversely, as interest rates rise, pricing targets will tend to decrease to reflect higher anticipated investment income. Our ability to effectively react to such changes in interest rates may affect our competitiveness in the marketplace, and in turn, could reduce written premium and earnings. For additional information on interest rate sensitivity, see Part II, Item 7, MD&A - Enterprise Risk Management, Financial Risk - Interest Rate Risk.

In addition, due to the long-term nature of the liabilities within our Group Benefits operations, particularly for long-term disability, declines in interest rates over an extended period of time would result in our having to reinvest at lower yields. On the other hand, a rise in interest rates, in the absence of other countervailing changes, would reduce the market value of our investment portfolio. A decline in market value of invested assets due to an increase in interest rates could also limit our ability to realize tax benefits from recognized capital losses.

- **Inflation Risk** - Inflation is a risk to our property and casualty business because, in many cases, claims are paid out many years after a policy is written and premium is collected for the risk. Supply chain issues arising from conditions due to the pandemic have contributed to inflation in the cost of labor and repairs for insurance claims paid to insureds and third parties. Russia's February 2022 invasion of Ukraine has further exacerbated supply chain issues contributing to higher inflation for goods and services, including higher energy costs. A greater than expected increase in inflation related to the cost of medical services and repairs over the claim settlement period can result in higher claim costs than what was estimated at the time the policy was written. Inflation can also affect consumer spending and business investment which can reduce the demand for our products and services. In addition, sustained inflation may result in an increase in interest rates, which would result in a reduction in the fair value of our investment portfolio.

- **Changes in the Labor Market** - Evolving labor market conditions, including increased competition for talent, could make it difficult to hire and retain employees and could increase compensation and benefit expense. New technologies may lead to changes in skill sets needed from the workforce, resulting in difficulty in attracting, developing and retaining employees. If insured businesses cannot hire enough qualified people to sell products and services to

customers, economic activity may be depressed and lower insured exposure, hindering the Company's growth.

- **Foreign Currency Exchange Rate** - Changes in foreign currency exchange rates may impact our non-U.S. dollar denominated investments and foreign subsidiaries. As the Company has expanded its international operations, exposure to exchange rate fluctuations has increased. We hold cash and fixed maturity securities denominated in foreign currencies, including British Pounds and Canadian dollars, among others, and also have other assets and liabilities denominated in foreign currencies such as premiums receivable and loss reserves. While the Company predominately uses asset-liability matching, including the use of derivatives, to hedge certain of these exposures to fluctuations in foreign currency exchange rates, these actions do not eliminate the risk that changes in the exchange rates of foreign currencies to the U.S. dollar could result in financial loss to the Company, including realized or unrealized losses resulting from currency revaluation and increases to regulatory capital requirements for foreign subsidiaries that have net assets that are not denominated in their local currency. For additional information on foreign exchange risk, see Part II, Item 7, MD&A - Enterprise Risk Management, Financial Risk.

COVID-19 illness could continue to impact our business and may have a material adverse impact on our results of operations.

While the impact of COVID-19 has subsided, a surge of COVID-19 infections could continue to impact our business, particularly with respect to mortality claims in our group benefits business, and will depend on future developments which are highly uncertain and cannot be easily predicted including: the potential spread of new COVID-19 variants; the continued effectiveness of vaccines; natural immunity and current or emerging therapeutic treatments in preventing infection, serious illness and death; and the percentage of those infected who are of working age. Additional uncertainty exists regarding the potential for further legislative, regulatory, and judicial responses to COVID-19 pertaining specifically to insurance underwriting and claims.

Below are several key effects of COVID-19 on the Company's business results, financial condition, results of operations and/or liquidity:

- **Exposure to COVID-19 business interruption property claims** - Nearly all of our property insurance policies require direct physical loss or damage to property and contain standard exclusions that we believe preclude coverage for COVID-19 related claims, and the vast majority of such policies contain exclusions for virus-related losses. Nevertheless, the Company and certain of its writing companies have been served as defendants in lawsuits seeking insurance coverage under commercial insurance policies for alleged losses resulting from the shutdown or suspension of our insureds' businesses due to the spread of COVID-19. While the Company and its subsidiaries deny the allegations and are defending vigorously and while almost none of the plaintiffs have submitted proofs of loss or otherwise quantified or factually supported any allegedly covered loss, it is possible that adverse outcomes, if any, in the aggregate, could have a material adverse effect on the Company's consolidated operating results.

- **The possibility of a resurgence of excess mortality losses** - The Company's Group Benefits business has issued group life policies to employers and associations, which may result in increased death claims as a result of surges in COVID-19 infections causing mortality where COVID-19 is specifically listed as the cause of death and indirect impacts of COVID-19 that includes an increased number of deaths associated with chronic conditions exacerbated by COVID-19 (together, referred to as "excess mortality"). In addition, while the Company is increasing pricing for group life coverage in response to higher levels of mortality, it is possible that, even apart from surges in COVID-19 infections, the Company will experience a higher level of mortality going forward associated with chronic conditions. We may also continue to experience higher short-term disability and paid family leave claims from employees and covered individuals who have been affected by COVID-19.

For the reasons discussed above, the global public health and economic impacts caused by COVID-19 could have a material adverse effect on our results of operations.

Concentration of our investment portfolio increases the potential for significant losses.

The concentration of our investment portfolios in any particular industry, collateral type, group of related industries or geographic sector could have an adverse effect on our investment portfolios and consequently on our business, financial condition, results of operations, or liquidity. Events or developments that have a negative impact on any particular industry, collateral type, group of related industries or geographic region may have a greater adverse effect on our investment portfolio to the extent that the portfolio is concentrated rather than diversified.

Further, if issuers of securities or loans we hold are acquired, merge or otherwise consolidate with other issuers of securities or loans held by the Company, our investment portfolio's credit concentration risk to issuers could increase for a period of time, until the Company is able to sell securities to get back in compliance with the established investment credit policies.

Changing climate and weather patterns may adversely affect our business, financial condition and results of operation.

Climate change presents risks to us as an insurer, investor and employer. Climate models indicate that rising temperatures will likely result in rising sea levels over the decades to come and may increase the frequency and intensity of natural catastrophes and severe weather events. Extreme weather events such as abnormally high temperatures may result in increased losses associated with our property, automobile, workers' compensation and group benefits businesses. Changing climate patterns may also increase the duration,

frequency and intensity of heat/cold waves, which may result in increased claims for property damage, business interruption and losses under workers' compensation, group disability and group life coverages. Precipitation patterns across the U.S. are projected to change, which if realized, may increase risks of flash floods and wildfires. If third parties assert that climate change-related risks and damages are caused by insured businesses, or arise from alleged mismanagement at insured businesses, we may experience increased claims under general liability and management liability policies. Additionally, there may be an impact on the demand, price and availability of automobile and homeowners insurance, and there is a risk of higher reinsurance costs or more limited availability of reinsurance coverage. Changes in climate conditions may also cause our underlying modeling data to not adequately reflect frequency and severity, limiting our ability to effectively evaluate and manage risks of catastrophes and severe weather events. Among other impacts, this could result in not charging enough premiums or not obtaining timely state approvals for rate increases to cover the risks we insure. We may also experience significant interruptions to the Company's systems and operations that hinder our ability to sell and service business, manage claims and operate our business.

In addition, climate change-related risks may adversely impact the value of the investments that we hold, resulting in potential realized or unrealized losses on our invested assets. Our decision to invest in certain securities, loans, or other investments may also be impacted by changes in climate patterns due to:

- changes in supply/demand for traditional sources of energy (e.g., coal, oil, natural gas);

- advances in low-carbon technology and renewable energy development;

- effects of extreme weather events on the physical and operational exposure of industries and issuers; and

- internal investment guidelines and policies related to the global energy transition.

The effects of climate change could also lead to increased credit risk of other counterparties we transact business with, including reinsurers. Rising sea levels may lead to decreases in real estate values in coastal areas, reducing premium and demand for commercial property and homeowners insurance and adversely impacting the value of our real estate-related investments. Additionally, government policies or regulations to slow climate change, such as emission controls or technology mandates, may have an adverse impact on sectors such as utilities, transportation and manufacturing, affecting demand for our products and our investments in these sectors. Moreover, regulators may undertake actions to minimize the effects of climate change on consumers, which could affect coverage provided under insurance contracts and administrative process.

These emerging regulatory initiatives, or other climate-related policies we adopt, may result in non-renewal of business or not underwriting or investing in certain industry sectors.

Because there is significant variability associated with the impacts of climate change, we cannot predict how physical, legal, regulatory and social responses may impact our business.

Insurance Industry and Product Related Risks

Unfavorable loss development may adversely affect our business, financial condition, results of operations or liquidity.

We establish property and casualty and group benefits loss reserves to cover our estimated liability for the payment of all unpaid losses and loss expenses incurred with respect to premiums earned on our policies. Loss reserves are estimates of what we expect the ultimate settlement and administration of claims will cost, less what has been paid to date. These estimates are based upon actuarial projections and on our assessment of currently available data, as well as estimates of claims severity and frequency, legal theories of liability and other factors. For risks due to evolving changes in social, economic and environmental conditions, see the Risk Factor, "Unexpected and unintended claim and coverage issues under our insurance contracts may adversely impact our financial performance."

Loss reserve estimates are refined periodically as experience develops and claims are reported and settled, potentially resulting in increases to our reserves. Increases in reserves would be recognized as an expense during the periods in which these determinations are made, thereby adversely affecting our results of operations for those periods. In addition, since reserve estimates of aggregate loss costs for prior years are used in pricing our insurance products, inaccurate reserves can lead to our products not being priced adequately to cover actual losses and related loss expenses in order to generate a profit.

In property and casualty, we continue to receive A&E claims, the vast majority of which relate to policies written before 1986. Estimating the ultimate gross reserves needed for unpaid losses and related expenses for asbestos and environmental claims is particularly difficult for insurers and reinsurers. The actuarial tools and other techniques used to estimate the ultimate cost of more traditional insurance exposures tend to be less precise when used to estimate reserves for some A&E exposures.

Moreover, the assumptions used to estimate gross reserves for A&E claims, such as claim frequency over time, average severity, and how various policy provisions will be interpreted, are subject to significant uncertainty. It is also not possible to predict changes in the legal and legislative environment and their effect on the future development of A&E claims. These factors, among others, make the variability of gross reserves estimates for these longer-tailed exposures significantly greater than for other more traditional exposures.

Effective December 31, 2016, the Company entered into an agreement with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway Inc. ("Berkshire") whereby the Company is reinsured for subsequent adverse development on substantially all of its net A&E reserves up to an aggregate net limit of $1.5 billion. We remain directly liable to claimants and if the reinsurer does not fulfill its obligations under the agreement or if future adverse development exceeds the $1.5 billion aggregate limit, we may need to increase our recorded net reserves which could have a material adverse effect on our financial condition, results of operations or liquidity. For

additional information related to risks associated with the adverse development cover, see Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

We are vulnerable to losses from catastrophes, both natural and man-made.

Our insurance operations expose us to claims arising out of catastrophes. Catastrophes can be caused by various unpredictable natural events, including, among others, earthquakes, hurricanes, hailstorms, severe winter weather, wind storms, fires, tornadoes, and pandemics. Catastrophes can also be man-made, such as terrorist attacks, civil unrest, cyber-attacks, explosions or infrastructure failures. For international events, catastrophes may include some events designated as major losses by Lloyd's of London and, accordingly, includes incurred losses arising from exposures in Ukraine and Russia as a result of Russia's invasion of Ukraine.

The geographic distribution of our business subjects us to catastrophe exposure for events occurring in a number of areas, including, but not limited to: hurricanes in Florida, the Gulf Coast, the Northeast and the Atlantic coast regions of the United States; tornadoes and hail in the Midwest and Southeast; earthquakes in geographical regions exposed to seismic activity; wildfires in the West; and the spread of disease, which can occur throughout multiple geographic locations. We are also exposed to catastrophe losses in other parts of the world through our global specialty business. Any increases in the values and concentrations of insureds and property in these areas would increase the severity of catastrophic events in the future. In addition, changes in climate and/or weather patterns may increase the frequency and/or intensity of severe weather and natural catastrophe events potentially leading to increased insured losses. Potential examples include, but are not limited to:

- an increase in the frequency or intensity of wind and thunderstorm and tornado/hailstorm events due to increased convection in the atmosphere,

- more frequent and larger wildfires in certain geographies,

- higher incidence of deluge flooding, and

- the potential for an increase in frequency and severity of hurricane events.

Insufficient incorporation of climatic trends into widely used catastrophe models and internal tools to assess risk from natural catastrophe perils could lead to ineffective evaluation and management of catastrophe risk. For a further discussion of climate-related risks, see the above-referenced Risk Factor, "Changing climate and weather patterns may adversely affect our business, financial condition and results of operation."

Our businesses also have exposure to global or nationally occurring pandemics caused by highly infectious and potentially fatal diseases spread through human, animal or plant populations.

In the event of one or more catastrophes, policyholders may be unable to meet their obligations to pay premiums on our insurance policies. Further, our liquidity could be constrained by a catastrophe, or multiple catastrophes. In addition, in part because accounting rules do not permit insurers to reserve for such catastrophic events until they occur, claims from catastrophic events could have a material adverse effect on our business, financial condition, results of operations or liquidity. The amount we charge for catastrophe exposure may be inadequate if the frequency or severity of catastrophe losses changes over time or if the models we use to estimate the exposure prove inadequate. In addition, regulators or legislators could limit our ability to charge adequate pricing for catastrophe exposures or shift more responsibility for covering risk.

Terrorism is an example of a significant man-made potential catastrophe. Private sector catastrophe reinsurance is limited and generally unavailable for terrorism losses caused by attacks with nuclear, biological, chemical or radiological weapons. In addition, workers' compensation policies generally do not have exclusions or limitations for terrorism losses. Reinsurance coverage from the federal government under the Terrorism Risk Insurance Program (the "Program") Reauthorization Act of 2019 ("TRIPRA 2019") is also limited and only applies for certified acts of terrorism that exceed a certain threshold of industry losses. Accordingly, the effects of a terrorist attack in the geographic areas we serve may result in claims and related losses for which we do not have adequate reinsurance. TRIPRA 2019 also requires that the federal government create the following reports, which could lead to additional legislation or regulation: (1) Treasury Department to include in its biennial report on the effectiveness of the Program an evaluation of the availability and affordability of terrorism risk insurance for places of worship; and (2) Government Accountability Office report to analyze and address the vulnerabilities and potential costs of cyber terrorism, to assess adequacy of coverage under the Program, and to make recommendations for future legislative changes to address evolving cyber terrorism risks. Further, the continued threat of terrorism and the occurrence of terrorist attacks, as well as heightened security measures and military action in response to these threats and attacks or other geopolitical or military crises, may cause significant volatility in global financial markets, disruptions to commerce and reduced economic activity. These consequences could have an adverse effect on the value of the assets in our investment portfolio. Terrorist attacks also could disrupt our operation centers. In addition, TRIPRA 2019 expires on December 31, 2027 and if the U.S. Congress does not reauthorize the program or significantly reduces the government's share of covered terrorism losses, the Company's exposure to terrorism losses could increase materially unless it can purchase alternative terrorism reinsurance protection in the private markets at affordable prices or takes actions to materially reduce its exposure in lines of business subject to terrorism risk. For a further discussion of TRIPRA, see Part II, Item 7, MD&A - Enterprise Risk Management - Insurance Risk Management, Reinsurance as a Risk Management Strategy.

Cyber risk exposure exists through stand-alone cyber policies as well as cyber coverage endorsements on some property, general liability, management liability and directors and officers policies. Increasing frequency of cyber attacks and the evolving nature of cyber risk taking place across the globe may potentially lead to increased insured losses across the industry and for the businesses we insure. Our insureds may be increasingly exposed to cyber-related attacks with insured losses to property (including data and systems), breach of data, ransom payments and business interruption. Geopolitical crises or hostile actions taken by nation states or terrorist

organizations may heighten the risk of cyber-attacks on companies we insure and on our own operations.

As a result, it is possible that any, or a combination of all, of these factors related to a catastrophe, or multiple catastrophes, whether natural or man-made, can have a material adverse effect on our business, financial condition, results of operations or liquidity.

Pricing for our products is subject to our ability to adequately assess risks, estimate losses and comply with state and international insurance regulations.

We seek to price our property and casualty and group benefits insurance policies such that insurance premiums and future net investment income earned on premiums received will provide for an acceptable profit in excess of underwriting expenses and the cost of paying claims. Pricing adequacy depends on a number of factors, including proper evaluation of underwriting risks, the ability to project future claim costs, our expense levels, net investment income realized, our response to rate actions taken by competitors, legal and regulatory developments, including in international markets, and the ability to obtain regulatory approval for rate changes.

State insurance departments regulate many of the premium rates we charge and also propose rate changes for the benefit of the insurance consumer at the expense of the insurer, which may not allow us to reach targeted levels of profitability. Moreover, regulators may seek to prohibit or constrain the use of certain underwriting and rating factors, which may affect our ability to price risks. In addition to regulating rates, certain states have enacted laws that require a property and casualty insurer to participate in assigned risk plans, reinsurance facilities, joint underwriting associations and other residual market plans. State regulators also require that an insurer offer property and casualty coverage to all consumers and often restrict an insurer's ability to charge the price it might otherwise charge or restrict an insurer's ability to offer or enforce specific policy deductibles. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired rates or accept additional risk not contemplated in our existing rates, participate in the operating losses of residual market plans or pay assessments to fund operating deficits of state-sponsored funds, possibly leading to lower returns on equity. The laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance in the state, except pursuant to a plan that is approved by the state's insurance department. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Any of these factors could have a material adverse effect on our business, financial condition, results of operations or liquidity. For more on international regulatory risks, see the Risk Factor, "Regulatory and legislative developments could have a material adverse impact on our business, financial condition, results of operations or liquidity."

Additionally, the property and casualty and group benefits insurance markets have been historically cyclical, experiencing periods characterized by relatively high levels of price competition, less restrictive underwriting standards, more expansive coverage offerings, multi-year rate guarantees and declining premium rates, followed by periods of relatively low levels of competition, more selective underwriting standards, more coverage restrictions and increasing premium rates. In all of our property and casualty and group benefits insurance product lines, there is a risk that the premium we charge may ultimately prove to be inadequate as reported losses emerge. In addition, there is a risk that regulatory constraints, price competition or incorrect pricing assumptions could prevent us from achieving targeted returns. Inadequate pricing could have a material adverse effect on our results of operations and financial condition.

Competitive activity, use of predictive analytics, or technological changes may adversely affect our market share, demand for our products, or our financial results.

The industries in which we operate are highly competitive. Our principal competitors are other property and casualty insurers, group benefits providers and providers of mutual funds and exchange-traded funds ("ETFs"). Competitors may expand their risk appetites in products and services where The Hartford currently enjoys a competitive advantage. Larger competitors with more capital and new entrants to the market could result in increased pricing pressures on a number of our products and services and may harm our ability to maintain or increase our profitability. For example, larger competitors, including those formed through consolidation or who may acquire new entrants to the market, such as insurtech firms, may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively. In addition, a number of insurers are making use of predictive analytics to, among other things, improve pricing accuracy, be more targeted in marketing, strengthen customer relationships and provide more customized loss prevention services. If they are able to use predictive analytics and other data and/or adopt innovative new technologies more effectively than we are, it may give them a competitive advantage. Because of the highly competitive nature of the industries we compete in, there can be no assurance that we will continue to compete effectively with our industry rivals, or that competitive pressure will not have a material adverse effect on our business and results of operations.

Our business could also be affected by technological changes, including further advancements in automotive safety features, the development of autonomous or "self-driving" vehicles, and platforms that facilitate ride sharing. These technologies could impact the frequency or severity of losses, disrupt the demand for certain of our products, or reduce the size of the automobile insurance market as a whole. The risks we insure are also affected by the increased use of technology in homes and businesses, including technology used in heating, ventilation, air conditioning and security systems and the introduction of more automated loss control measures. Increased use of advanced analytics and automation in the workplace could potentially affect the demand for workers' compensation insurance products over time. In addition, our business may be disrupted due to failures of accelerated technological changes, including our automation of minimally complex tasks, which may adversely impact our business and results of operations. While

there is substantial uncertainty about the timing, penetration and reliability of such technologies, and the legal frameworks that may apply, such as to autonomous vehicles, any such impacts could have a material adverse effect on our business and results of operations.

We may experience difficulty in marketing and providing insurance products and investment advisory services through distribution channels and advisory firms.

We distribute our insurance products, mutual funds and ETFs through a variety of distribution channels and financial intermediaries, including brokers, independent agents, wholesale agents, reinsurance brokers, broker-dealers, banks, registered investment advisors, affinity partners, our own internal sales force and other third-party organizations. In some areas of our business, we generate a significant portion of our business through third-party arrangements. For example, we market personal lines products in large part through an exclusive licensing arrangement with AARP that continues through December 31, 2032. Our ability to distribute products through the AARP program may be adversely impacted by membership levels and the pace of membership growth. In addition, the independent agent and broker distribution channel is consolidating, which could result in a larger proportion of written premium being concentrated among fewer agents and brokers, potentially increasing our cost of acquiring new business. While we periodically seek to renew or extend third party arrangements, there can be no assurance that our relationship with these third parties will continue or that the economics of these relationships won't change to make them less financially attractive to the Company. An interruption in our relationship with certain of these third parties could materially affect our ability to market our products and could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Unexpected and unintended claim and coverage issues under our insurance contracts may adversely impact our financial performance.

Changes in industry practices and in legal, judicial, social and other environmental conditions, technological advances or fraudulent activities, may require us to pay claims we did not intend to cover when we wrote the policies. Social, economic, political and environmental issues, including rising income inequality, climate change, prescription drug use and addiction, exposures to new substances or those substances previously considered to be safe and found to have latent exposure, along with the use of social media to proliferate messaging around such issues, has expanded the theories for reporting claims, which may increase our claims administration and/or litigation costs. State and local governments' increased efforts aimed to respond to the costs and concerns associated with these types of issues, may also lead to expansive, new theories for reporting claims or may lead to the passage of "reviver" statutes that extend the statute of limitations for the reporting of these claims, including statutes passed in certain states with respect to sexual molestation and sexual abuse claims. In addition, these and other social, economic, political and environmental issues may either extend coverage beyond our underwriting intent or increase the frequency or severity of claims. Some of these changes, advances or activities may not become apparent until some time after we have issued insurance contracts that are affected by the changes, advances or activities and/or we may be unable to compensate for such losses through future pricing and underwriting. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued, and this liability may have a material adverse effect on our business, financial condition, results of operations or liquidity at the time it becomes known.

Financial Strength, Credit and Counterparty Risks

Downgrades in our financial strength or credit ratings may make our products less attractive, increase our cost of capital and inhibit our ability to refinance our debt.

Financial strength and credit ratings are important in establishing the competitive position of insurance companies. Rating agencies assign ratings based upon several factors. While most of the factors relate to the rated company, others relate to the views of the rating agency (including its assessment of the strategic importance of the rated company to the insurance group), general economic conditions, and circumstances outside the rated company's control. In addition, rating agencies may employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have altered these models. Changes to the models or factors used by the rating agencies to assign ratings could adversely impact a rating agency's judgment of its internal rating and the publicly issued rating it assigns us.

Our financial strength ratings, which are intended to measure our ability to meet policyholder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade or a potential downgrade in the rating of our financial strength or of one of our principal insurance subsidiaries could affect our competitive position and reduce future sales of our products.

Our credit ratings also affect our cost of capital. A downgrade or a potential downgrade of our credit ratings could make it more difficult or costly to refinance maturing debt obligations, to support business growth at our insurance subsidiaries and to maintain or improve the financial strength ratings of our principal insurance subsidiaries. These events could materially adversely affect our business, financial condition, results of operations or liquidity. For a further discussion of potential impacts of ratings downgrades on derivative instruments, including potential collateral calls, see Part II, Item 7, MD&A - Capital Resources and Liquidity - Derivative Commitments.

The amount of capital that we must hold to maintain our financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of our control.

We conduct the vast majority of our business through licensed insurance company subsidiaries. In the United States, statutory accounting standards and statutory capital and reserve requirements for these entities are prescribed by the applicable insurance regulators and the NAIC. The minimum capital we must hold is based on risk-based capital ("RBC") formulas for both life and property and casualty companies. The RBC formula for life companies is applicable to our group benefits business and establishes capital requirements relating to insurance, business, asset, credit, interest rate and off-balance sheet risks. The RBC formula for property and casualty companies sets required statutory surplus levels based on underwriting, asset and credit and off-balance sheet risks.

Countries in which our international insurance subsidiaries are incorporated or deemed commercially domiciled are subject to minimum capital requirements as defined by the applicable regulatory regime, including Solvency II subject to amendments proposed in the U.K. following the U.K.'s withdrawal from the European Union. In addition, our Lloyd's member company must maintain required Funds at Lloyd's ("FAL") to meet the capital requirements of its syndicate. The FAL is determined based on the syndicate's Solvency Capital Requirement ("SCR") under the Solvency II capital adequacy model plus an economic capital assessment determined by the Lloyd's Franchise Board (which is responsible for the day-to-day management of the Lloyd's market).

In any particular year, statutory surplus amounts, RBC ratios, FAL and SCR may increase or decrease depending on a variety of factors, some of which are outside the Company's control, including:

- the amount of statutory income or losses generated by our insurance subsidiaries;
- the amount of additional capital our insurance subsidiaries must hold to support business growth;
- the amount of dividends or distributions paid to the holding company;
- changes in equity market levels;
- the value of certain fixed-income and equity securities in our investment portfolio;
- the value of certain derivative instruments;
- changes in interest rates;
- admissibility of deferred tax assets;
- changes to the regulatory capital formulas; and
- regulatory changes to accounting guidance for determining capital adequacy.

Among other factors, rating agencies consider the level of statutory capital and surplus of our U.S. insurance subsidiaries as well as the level of Generally Accepted Accounting Principles ("GAAP") capital held by the Company in determining the

Company's financial strength and credit ratings. Rating agencies may implement changes to their capital formulas that have the effect of increasing the amount of capital we must hold in order to maintain our current ratings. If our capital resources are insufficient to maintain a particular rating by one or more rating agencies, we may need to raise capital through public or private equity or debt financing. If we were not to raise additional capital, either at our discretion or because we were unable to do so, our financial strength and credit ratings might be downgraded by one or more rating agencies.

Losses due to nonperformance or defaults by counterparties can have a material adverse effect on the value of our investments and reduce our profitability or sources of liquidity.

We have credit risk with counterparties associated with investments, derivatives, premiums receivable, reinsurance recoverables and indemnifications provided by third parties in connection with previous dispositions. Among others, our counterparties include issuers of fixed maturity and equity securities we hold, borrowers of mortgage loans we hold, customers, trading counterparties, counterparties under swaps and other derivative contracts, reinsurers, clearing agents, exchanges, clearing houses and other financial intermediaries and guarantors. These counterparties may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, government intervention and other reasons. In addition, for exchange-traded derivatives, such as futures, options and "cleared" over-the-counter derivatives, the Company is generally exposed to the credit risk of the relevant central counterparty clearing house. Defaults by these counterparties on their obligations to us could have a material adverse effect on the value of our investments, financial condition, results of operations or liquidity. Additionally, if the underlying assets supporting the structured securities we invest in default on their payment obligations, our securities will incur losses.

The availability of reinsurance and our ability to recover under reinsurance contracts may not be sufficient to protect us against losses.

As an insurer, we frequently use reinsurance to reduce the effect of losses that may arise from, among other things, catastrophes and other risks that can cause unfavorable results of operations. In addition, our assumed reinsurance business purchases retrocessional coverage for a portion of the risks it assumes. Under these reinsurance arrangements, other insurers assume a portion of our losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to pay claims, and we are subject to our reinsurers' credit risk with respect to our ability to recover amounts due from them. The inability or unwillingness of any reinsurer or retrocessionaire to meet its financial obligations to us, including the impact of any insolvency or rehabilitation proceedings involving a reinsurer or retrocessionaire that could affect the Company's access to collateral held in trust, could have a material adverse effect on our financial condition, results of operations or liquidity.

In addition, should the availability and cost of reinsurance change materially, we may have to pay higher reinsurance costs, accept an increase in our net liability exposure, reduce the amount of business we write, or access to the extent possible other alternatives to reinsurance, such as use of the capital markets. Further, due to the inherent uncertainties as to collection and the length of time before reinsurance recoverables will be due, it is possible that future adjustments to the Company's reinsurance recoverables, net of the allowance, could be required, which could have a material adverse effect on the Company's consolidated results of operations or liquidity in a particular quarterly or annual period.

Our ability to declare and pay dividends is subject to limitations.

The payment of future dividends on our capital stock is subject to the discretion of our board of directors, which considers, among other factors, our operating results, overall financial condition, credit-risk considerations and capital requirements, as well as general business and market conditions. Our board of directors may only declare such dividends out of funds legally available for such payments. Moreover, our common stockholders are subject to the prior dividend rights of any holders of depositary shares representing preferred stock then outstanding. The terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on our capital stock or purchasing, acquiring, or making a liquidation payment on such stock, if we have given notice of our election to defer interest payments and the related deferral period has not yet commenced or a deferral period is continuing.

Moreover, as a holding company that is separate and distinct from our insurance subsidiaries, we have no significant business operations of our own. Therefore, we rely on dividends from our insurance company subsidiaries and other subsidiaries as the principal source of cash flow to meet our obligations. Subsidiary dividends fund payments on our debt securities and the payment of dividends to stockholders on our capital stock. Connecticut state laws and certain other U.S. jurisdictions in which we operate limit the payment of dividends and require notice to and approval by the state insurance commissioner for the declaration or payment of dividends above certain levels. The laws and regulations of the countries in which our international insurance subsidiaries are incorporated or deemed commercially domiciled, as well as requirements of the Council of Lloyd's, also impose limitations on the payment of dividends which, in some instances, are more restrictive. Dividends paid from our insurance subsidiaries are further dependent on their cash requirements. In addition, in the event of liquidation or reorganization of a subsidiary, prior claims of a subsidiary's creditors may take precedence over the holding company's right to a dividend or distribution from the subsidiary except to the extent that the holding company may be a creditor of that subsidiary. For further discussion on dividends from insurance subsidiaries, see Part II, Item 7, MD&A - Capital Resources & Liquidity.

Risks Relating to Estimates, Assumptions and Valuations

Actual results could materially differ from the analytical models we use to assist our decision making in key areas such as underwriting, pricing, capital management, reserving, investments, reinsurance and catastrophe risks.

We use models to help make decisions related to, among other things, underwriting, pricing, capital allocation, reserving, investments, reinsurance, and catastrophe risk. Both proprietary and third party models we use incorporate numerous assumptions and forecasts about the future level and variability of interest rates, capital requirements, loss frequency and severity, currency exchange rates, policyholder behavior, equity markets and inflation, among others. The models are subject to the inherent limitations of any statistical analysis as the historical internal and industry data and assumptions used in the models may not be indicative of what will happen in the future. Consequently, actual results may differ materially from our modeled results. The profitability and financial condition of the Company substantially depends on the extent to which our actual experience is consistent with assumptions we use in our models and ultimate model outputs. If, based upon these models or other factors, we misprice our products or our estimates of the risks we are exposed to prove to be materially inaccurate, our business, financial condition, results of operations or liquidity may be adversely affected.

The valuation of our securities and investments and the determination of allowances and credit losses are highly subjective and based on methodologies, estimations and assumptions that are subject to differing interpretations and market conditions.

Estimated fair values of the Company's investments are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. During periods of market disruption, it may be difficult to value certain of our securities if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the financial environment. In addition, there may be certain securities whose fair value is based on one or more unobservable inputs, even during normal market conditions. As a result, the determination of the fair values of these securities may include inputs and assumptions that require more estimation and management judgment and the use of complex valuation methodologies. These fair values may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing or unprecedented credit and equity market conditions could materially impact the valuation of securities and the period-to-period changes in value could vary significantly. Decreases in value could have a material adverse effect on our business, results of operations, financial condition or liquidity.

Similarly, management's decision on whether to record an allowance for credit losses is subject to significant judgments and assumptions regarding changes in general economic conditions, the issuer's financial condition or future recovery prospects, estimated future cash flows, the expected recovery period and the accuracy of third party information used in internal assessments. As a result, management's evaluations and assessments are highly judgmental and its projections of future cash flows over the life of certain securities may ultimately prove incorrect as facts and circumstances change.

If our businesses do not perform well, we may be required to recognize an impairment of our goodwill.

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We test goodwill at least annually for impairment. Impairment testing is performed based upon estimates of the fair value of the "reporting unit" to which the goodwill relates. The reporting unit is the operating segment or a business one level below an operating segment if discrete financial information is prepared and regularly reviewed by management at that level. The fair value of the reporting unit could decrease if new business, customer retention, profitability or other drivers of performance differ from expectations. If it is determined that the goodwill has been impaired, the Company must write down the goodwill by the amount of the impairment, with a corresponding charge to net income (loss). These write downs could have a material adverse effect on our results of operations or financial condition.

Strategic and Operational Risks

Our businesses may suffer and we may incur substantial costs if we are unable to access our systems and safeguard the security of our data in the event of a disaster, cyber breach or other information security incident.

We use technology to process, store, retrieve, evaluate and utilize customer and company data and information. Our information technology and telecommunications systems, in turn, interface with and rely upon third-party systems. We and our third party vendors must be able to access our systems to provide insurance quotes, process premium payments, make changes to existing policies, file and pay claims, administer mutual funds, provide customer support, manage our investment portfolios, report on financial results and perform other necessary business functions.

Systems failures or outages could compromise our ability to perform these business functions in a timely manner, which could harm our ability to conduct business and hurt our relationships with our business partners and customers. In the event of a disaster such as a natural catastrophe, a pandemic, civil unrest, an industrial accident, a cyber-attack, a blackout, a terrorist attack (including conventional, nuclear, biological, chemical or radiological) or war, systems upon which we rely may be inaccessible to our employees, customers or business partners for an extended period of time. Even if our employees and business partners are able to report to work, they may be unable to perform their duties for an extended period of time if our data or systems used to conduct our business are disabled or destroyed.

Our systems have been, and will likely continue to be, subject to viruses or other malicious codes, unauthorized access, cyber-attacks (such as ransomware and denial of service), cyber frauds or other computer related penetrations. The frequency and sophistication of such threats continue to increase as well. While, to date, The Hartford is not aware of having experienced a material breach of our cyber security systems, administrative, internal accounting and technical controls as well as other preventive actions may be insufficient to prevent physical and electronic break-ins, denial of service, cyber-attacks, business email compromises, ransomware or other security breaches to our systems or those of third parties with whom we do business. Such an event could compromise our confidential information as well as that of our clients and third parties, impede or interrupt our business operations and result in other negative consequences, including remediation costs, loss of revenue, additional regulatory scrutiny and litigation and reputational damage. In addition, we routinely transmit to third parties personal, confidential and proprietary information, which may be related to employees and customers, by email and other electronic means, along with receiving and storing such information on our systems. Although we attempt to protect privileged and confidential information, we may be unable to secure the information in all events, especially with clients, vendors, service providers, counterparties and other third parties who may not have appropriate controls to protect confidential information.

Our businesses must comply with regulations to control the privacy of customer, employee and third party data, and state, federal and international regulations regarding data privacy are becoming increasingly more onerous. A misuse or mishandling of confidential or proprietary information could result in legal liability, regulatory action and reputational harm.

Third parties, including third party administrators and cloud-based systems, are also subject to cyber-attacks and breaches of confidential information, along with the other risks outlined above, any one of which may result in our incurring substantial costs and other negative consequences, including a material adverse effect on our business, reputation, financial condition, results of operations or liquidity. Our increased use of open source software, cloud technology and software as a service can make it more difficult to identify and remedy such situations due to the disparate location of code utilized in our operations. While we maintain cyber liability insurance that provides both third party liability and first party insurance coverages, our insurance may not be sufficient to protect against all loss.

Performance problems due to outsourcing and other third-party relationships may compromise our ability to conduct business.

We outsource certain business and administrative functions and rely on third-party vendors to perform certain functions or provide certain services on our behalf and have a significant number of information technology and business processes outsourced with a single vendor. If we are unable to reach agreement in the negotiation of contracts or renewals with certain third-party providers, or if such third-party providers experience disruptions in their processes or with relied upon vendors, or if they do not perform as anticipated, we may be unable to meet our obligations to customers and claimants, incur higher costs and lose business which may have a material adverse effect on our business and results of operations. For other risks associated with our outsourcing of certain functions, see the Risk Factor, "Our businesses may suffer and we may incur substantial costs if we are unable to access our systems and safeguard the security of our data in the event of a disaster, cyber breach or other information security incident."

Our ability to execute on capital management plans and other actions is subject to material challenges, uncertainties and risks.

The ability to execute on capital management plans is subject to material challenges, uncertainties and risks. From time to time, our capital management plans may include the repurchase of common stock, the paydown of outstanding debt or both. We may not achieve all of the benefits we expect to derive from these plans. For an equity repurchase plan approved by the Board, such capital management plan would be subject to execution risks, including, among others, risks related to market fluctuations, investor interest and potential legal constraints that could delay execution at an otherwise optimal time. There can be no assurance that we will fully execute any such plan. In addition, we may not be successful in keeping our businesses cost efficient. We may take future actions, including acquisitions, divestitures or restructurings that may involve additional uncertainties and risks that negatively impact our business, financial condition, results of operations or liquidity and could impact our ability to execute our capital management plans.

Acquisitions and divestitures may not produce the anticipated benefits and may result in unintended consequences, which could have a material adverse impact on our financial condition and results of operations.

We may not be able to successfully integrate acquired businesses or achieve the expected synergies as a result of such acquisitions or divestitures. The process of integrating an acquired company or business can be complex and costly and may create unforeseen operating difficulties including ineffective integration of underwriting, risk management, claims handling, finance, information technology and actuarial practices. Difficulties integrating an acquired business may also result in the acquired business performing differently than we expected including through the loss of customers or in our failure to realize anticipated increased premium growth or expense-related efficiencies. We could be adversely affected by the acquisition due to unanticipated performance issues and additional expense, unforeseen liabilities, transaction-related charges, downgrades by third-party rating agencies, diversion of management time and resources to integration challenges, loss of key employees, regulatory requirements, exposure to tax liabilities, amortization of expenses related to intangibles and charges for impairment of long-term assets or goodwill. In addition, we may be adversely impacted by uncertainties related to reserve estimates of the acquired company and its design and operation of internal controls over financial reporting. We may be unable to distribute as much capital to the holding company as planned due to regulatory restrictions or other reasons, or we may be required to contribute capital to a subsidiary, either of which could adversely affect our liquidity.

In addition, in the case of business or asset dispositions, we may have continued financial exposure to the divested businesses through reinsurance, indemnification or other financial arrangements following the transaction. The expected benefits of acquired or divested businesses may not be realized and involve additional uncertainties and risks that may negatively impact our business, financial condition, results of operations or liquidity.

Difficulty in attracting and retaining talented and qualified personnel may adversely affect the execution of our business strategies.

Our ability to attract, develop and retain talented employees, managers and executives is critical to our success. There is significant competition within and outside the insurance and financial services industry for qualified employees, particularly for individuals with highly specialized knowledge in areas such as underwriting, actuarial, data and analytics, technology and digital commerce and investment management. Our continued ability to compete effectively in our businesses and to expand into new business areas depends on our ability to attract new employees and to develop, retain and motivate our existing employees. The loss of key employees, including executives, managers and employees with strong technological, analytical and other specialized skills, may adversely impact the execution of our business objectives or result in loss of important institutional knowledge. Our inability to attract and retain key personnel could have a material adverse effect on our financial condition or results of operations.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our intellectual property and to determine its scope, validity or enforceability, which could divert significant resources and may not prove successful. Litigation to enforce our intellectual property rights may not be successful and cost a significant amount of money. The inability to secure or enforce the protection of our intellectual property assets could harm our reputation and have a material adverse effect on our business and our ability to compete. We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon their intellectual property rights, including patent rights, or violate license usage

rights. Any such intellectual property claims and any resulting litigation could result in significant expense and liability for damages, and in some circumstances we could be enjoined from providing certain products or services to our customers, or utilizing and benefiting from certain patent, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations or financial condition.

Regulatory and Legal Risks

Regulatory and legislative developments could have a material adverse impact on our business, financial condition, results of operations or liquidity.

We are subject to extensive laws and regulations that are complex, subject to change and often conflict in their approach or intended outcomes. Compliance with these laws and regulations can increase cost, affect our strategy, and constrain our ability to adequately price our products.

In the U.S., regulatory initiatives and legislative developments may significantly affect our operations and prospects in ways that we cannot predict. For example, federal and state legislative efforts on Paid Family and Medical Leave, data privacy and cyber security, risk-based pricing and ESG practices could have unanticipated consequences for the Company and its businesses. It is unclear whether and to what extent Congress, the current Administration or individual states will continue to pursue these types of proposals, and how those changes might impact the Company, its business, financial conditions, results of operations or liquidity.

Our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled, licensed or authorized to conduct business. State regulations generally seek to protect the interests of policyholders rather than an insurer or the insurer's stockholders and other investors. U.S. state laws grant insurance regulatory authorities broad administrative powers with respect to, among other things, licensing and authorizing lines of business, approving policy forms and premium rates, setting statutory capital and reserve requirements, limiting the types and amounts of certain investments and restricting underwriting practices. State insurance departments also set constraints on domestic insurer transactions with affiliates and dividends and, in many cases, must approve affiliate transactions and extraordinary dividends as well as strategic transactions such as acquisitions and divestitures.

Our international insurance subsidiaries are subject to the laws and regulations of the relevant jurisdictions in which they operate, including the requirements of the PRA and the FCA in the U.K, the Bermuda Monetary Authority in Bermuda and the Insurance Authority in Hong Kong. Our Lloyd's Syndicate is also subject to management and supervision by the Council of Lloyd's, which has wide discretionary powers to regulate members' underwriting at Lloyd's, as well as regulations imposed by overseas regulators where the Lloyd's Syndicate conducts business.

Following the U.K.'s withdrawal from the European Union, the U.K entered into a free trade agreement with the E.U. on December 30, 2020. Under this agreement, a Trade Partnership Committee meets on a regular basis to discuss areas of cooperation. It is possible that deliberations of this Trade Partnership Committee could affect how U.K. domiciled financial services and insurance firms are regulated.

In addition, future regulatory initiatives could be adopted at the federal, state and international level that could affect the profitability of our businesses. For example, the NAIC and state insurance regulators periodically reexamine existing laws and regulations, specifically focusing on modifications to U.S. statutory accounting principles, interpretations of existing laws and the development of new laws and regulations. The NAIC continues to enhance the U.S. system of insurance solvency regulation, with a particular focus on group supervision, risk-based capital, accounting and financial reporting, enterprise risk management and reinsurance which could, among other things, affect statutory measures of capital adequacy, including risk-based capital ratios.

Lawmakers and regulators at the federal, state and international levels are enacting laws and promulgating regulations and guidance related to climate change, with conflicts from jurisdiction to jurisdiction possible, which may impose additional costs on the Company, or expose us to new or additional risks. For example, regulators could impose new disclosure requirements regarding underwriting or investment in certain industry sectors or take other actions such as implementing a temporary moratorium on cancellation of policies within catastrophe prone areas. The U.S. Securities and Exchange Commission ("SEC") issued proposed rules to enhance and standardize climate-related disclosures for investors. The scope and timing of final rules is uncertain; however, if not modified substantively, the proposed rules would require extensive narrative and quantitative reporting on climate change and decarbonization in SEC filings and pose potential compliance and litigation risks to the Company. In addition, the Federal Insurance Office continues to analyze the potential for climate change to affect insurance and reinsurance coverage, which could result in increased data collection and reporting. Regulators may also impose new requirements affecting our operations such as enforcing compliance with reductions in greenhouse gas emissions (GHGe) and increasing the targeted reductions in the future.

In addition, changes in laws or regulations, particularly relating to privacy and data security and potential limitations on predictive models, such as use of certain underwriting rating variables, may materially impede our ability to execute on business strategies and/or our ability to be competitive. Any proposed or future legislation or NAIC initiatives, if adopted, may be more restrictive on our ability to conduct business than current regulatory requirements or may result in higher costs or increased statutory capital and reserve requirements. The International Association of Insurance Supervisors ("IAIS") continues to advance the development of insurance group capital standards for use with Internationally Active Insurance Groups ("IAIGs"). As of January 1, 2020, the IAIS Insurance Capital Standard entered a five-year monitoring period at the

end of which insurance firms are required to follow such standards. While the Company would not currently be subject to this capital standard regime, it is possible that, in the future, standards similar to what is being contemplated by the IAIS could apply to the Company. Working through the NAIC, U.S. state insurance regulators have adopted a group capital calculation for use in solvency-monitoring activities. The calculation is intended to provide additional analytical information to the lead state for use in assessing group risks and capital adequacy to complement the current holding company analysis in the U.S. By 2024, the IAIS will assess whether this method provides comparable outcomes to the consolidated group insurance capital standard that it has been developing for use with IAIGs.

Further, a particular regulator or enforcement authority may interpret a legal, accounting, or reserving issue differently than we have, exposing us to different or additional regulatory risks. The application of these regulations and guidelines by insurers involves interpretations and judgments that may be challenged by state insurance departments and other regulators. The result of those potential challenges could require us to increase levels of regulatory capital and reserves or incur higher operating and/ or tax costs.

In addition, our asset management businesses are also subject to extensive regulation in the various jurisdictions where they operate. These laws and regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad administrative powers. Compliance with these laws and regulations is costly, time consuming and personnel intensive, and may have an adverse effect on our business, financial condition, results of operations or liquidity.

Our insurance business is sensitive to significant changes in the legal environment that could adversely affect The Hartford's results of operations or financial condition or harm its businesses.

Like any major P&C insurance company, litigation is a routine part of The Hartford's business - both in defending and indemnifying our insureds and in litigating insurance coverage disputes. The Hartford accounts for such activity by establishing unpaid loss and loss adjustment expense reserves. Significant changes in the legal environment could cause our ultimate liabilities to change from our current expectations. Such changes could be judicial in nature, like trends in the size of jury awards, developments in the law relating to tort liability or the liability of insurers, and rulings concerning the scope of insurance coverage or the amount or types of damages covered by insurance. In addition, changes in federal or state laws and regulations relating to the liability of insurers or policyholders, including state laws expanding "bad faith" liability and state "reviver" statutes, extending statutes of limitations for certain sexual molestation and sexual abuse claims, could result in changes in business practices, additional litigation, or could result in unexpected losses, including increased frequency and severity of claims. It is impossible to forecast such changes reliably, much less to predict how they might affect our loss reserves or how those changes might adversely affect our ability to price our insurance products appropriately. Thus, significant judicial or legislative developments could adversely affect The Hartford's business, financial condition, results of operations or liquidity.

Changes in federal, state or foreign tax laws could adversely affect our business, financial condition, results of operations or liquidity.

Changes in federal, state or foreign tax laws and tax rates or regulations could have a material adverse effect on our profitability or financial condition by increasing the Company's overall tax and compliance burdens. The Company's federal and state tax returns reflect certain items such as tax-exempt bond interest, tax credits, and insurance reserve deductions. There is an increasing risk that, in the context of tax reform in the U.S., federal and/or state tax legislation could modify or eliminate these items, impacting the Company, its investments, investment strategies, and/or its policyholders. For a description of potential impacts for the Inflation Reduction Act, which was signed into law on August 16, 2022, see Part I, Item 2, MD&A - Capital Resources and Liquidity, Contingencies, Legislative and Regulatory Developments.

Regulatory requirements could delay, deter or prevent a takeover attempt that stockholders might consider in their best interests.

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the acquirer's plans for the future operations of the domestic insurer, and any such additional information as the insurance commissioner may deem necessary or appropriate for the protection of policyholders or in the public interest. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10 percent or more of the voting securities of the domestic insurer or its parent company. Because a person acquiring 10 percent or more of our common stock would indirectly control the same percentage of the stock of our U.S. insurance subsidiaries, the insurance change of control laws of various U.S. jurisdictions would likely apply to such a transaction. Other laws or required approvals pertaining to one or more of our existing subsidiaries, or a future subsidiary, may contain similar or additional restrictions on the acquisition of control of the Company. These laws and similar rules applying to subsidiaries domiciled outside of the United States may discourage potential acquisition proposals and may delay, deter, or prevent a change of control, including transactions that our Board of Directors and some or all of our stockholders might consider to be desirable.

Changes in accounting principles and financial reporting requirements could adversely affect our results of operations or financial condition.

As an SEC registrant, we are currently required to prepare our financial statements in accordance with U.S. GAAP, as promulgated by the Financial Accounting Standards Board ("FASB"). Accordingly, we are required to adopt new guidance or interpretations which may have a material effect on our results of operations or financial condition that is either unexpected or has a greater impact than expected. For a description of changes in accounting standards that are currently pending and, if known, our estimates of their expected impact, see Note 1 - Basis of Presentation and Significant Accounting Policies of Notes to the Consolidated Financial Statements.

Item 5.

MARKET FOR THE HARTFORD'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Hartford's common stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "HIG". As of February 23, 2023, the Company had approximately 9,231 registered holders of record of the Company's common stock. A substantially greater number of holders of our common stock are "street name" holders or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

The Hartford's cash dividends paid on common stock and expected payment of future cash dividends are discussed in the Summary of Capital Resources and Liquidity and Liquidity Requirements and Sources of Capital - Dividends sections of Part II, Item 7, MD&A — Capital Resources and Liquidity.

Repurchases of common stock by the Company during the quarter ended December 31, 2022 are set forth below. During the period from January 1, 2023 through February 23, 2023, the Company repurchased 2.7 million shares for $209.

Repurchases of Common Stock by the Issuer for the Three Months Ended December 31, 2022

Period	Total Number of Shares Purchased [1]		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]	
					(in millions)	
October 1, 2022 - October 31, 2022	1,709,923	$	66.69	1,705,631	$	2,984
November 1, 2022 - November 30, 2022	1,869,736	$	73.78	1,852,356	$	2,847
December 1, 2022 - December 31, 2022	1,337,959	$	75.15	1,325,635	$	2,748
Total	**4,917,618**	**$**	**71.69**	**4,883,622**		

[1] Includes 33,996 shares in net settlement of employee tax withholding obligations related to equity awards under the Company's incentive stock plans, which were not part of publicly announced share repurchase authorizations. The Company paid an average price per share of $72.76 in employee tax withholding obligations related to net share settlements in the three months ended December 31, 2022.

[2] On December 17, 2020, the Board of Directors authorized an equity repurchase plan for $1.5 billion for the period commencing January 1, 2021 through December 31, 2022. The Board of Directors increased this authorization by $1.0 billion on April 22, 2021, and by $500 on October 28, 2021, bringing the aggregate repurchase authorization to $3.0 billion through December 31, 2022. In addition to the authorization covering the period from January 1, 2021 to December 31, 2022, in July, 2022, the Board of Directors approved a share repurchase authorization for up to $3.0 billion effective from August 1, 2022 to December 31, 2024. The timing of any repurchases is dependent on several factors, including the market price of the Company's securities, the Company's capital position, consideration of the effect of any repurchases on the Company's financial strength or credit ratings, the Company's blackout periods, and other considerations.

TOTAL RETURN TO STOCKHOLDERS

The following table presents The Hartford's five-year total return on its common stock including reinvestment of dividends in comparison to the S&P 500 and the S&P Insurance Composite Index.

Cumulative Five-Year Total Return

Company/Index	Base Period 2017	For the years ended				
		2018	2019	2020	2021	2022
The Hartford Financial Services Group, Inc.	$ 100	$ 80.76	$ 112.83	$ 93.74	$ 135.23	$ 151.89
S&P 500 Index	$ 100	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.88
S&P Insurance Composite Index	$ 100	$ 88.79	$ 114.88	$ 114.38	$ 151.12	$ 166.42



Item 7.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts in millions, except for per share data, unless otherwise stated)

The Hartford provides projections and other forward-looking information in the following discussions, which contain many forward-looking statements, particularly relating to the Company's future financial performance. These forward-looking statements are estimates based on information currently available to the Company, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to the cautionary statements set forth on pages 4 and 5 of this annual report. Actual results are likely to differ, and in the past have differed, materially from those forecast by the Company, depending on the outcome of various factors, including, but not limited to, those set forth in the following discussion and in Part I, Item 1A, Risk Factors, and those identified from time to time in our other filings with the Securities and Exchange Commission. The Hartford undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

On December 29, 2021, the Company completed the sale of Navigators Holdings (Europe) N.V., a Belgium holding company, and its subsidiaries, Bracht, Deckers & Mackelbert N.V. ("BDM") and Assurances Contintales Contintale Verzekeringen N.V. ("ASCO"), (collectively referred to as "Continental Europe Operations").

For discussion of reclassifications, and dispositions, see Note 1 - Basis of Presentation and Significant Accounting Policies, and Note 21 - Business Dispositions of Notes to Consolidated Financial Statements.
The Hartford defines increases or decreases greater than or equal to 200% as "NM" or not meaningful.

For discussion of the earliest of the three years included in the financial statements of the current filing, refer to Part 2, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in The Hartford's 2021 Annual Report.

Index

KEY PERFORMANCE MEASURES AND RATIOS

The Company considers the measures and ratios in the following discussion to be key performance indicators for its businesses. Management believes that these ratios and measures are useful in understanding the underlying trends in The Hartford's businesses. However, these key performance indicators should only be used in conjunction with, and not in lieu of, the results presented in the segment discussions that follow in this MD&A. These ratios and measures may not be comparable to other performance measures used by the Company's competitors.

Definitions of Non-GAAP and Other Measures and Ratios

Assets Under Management ("AUM")- Include mutual fund and exchange-traded fund ("ETF") assets. AUM is a measure used by the Company's Hartford Funds segment because a significant portion of the segment's revenues and expenses are based upon asset values. These revenues and expenses increase or decrease with a rise or fall in AUM whether caused by changes in the market or through net flows.

Book Value per Diluted Share excluding accumulated other comprehensive income ("AOCI")- This is a non-GAAP per share measure that is calculated by dividing (a) common stockholders' equity, excluding AOCI, after tax, by (b) common shares outstanding and dilutive potential common shares. The Company provides this measure to enable investors to analyze the amount of the Company's net worth that is primarily attributable to the

Company's business operations. The Company believes that excluding AOCI from the numerator is useful to investors because it eliminates the effect of items that can fluctuate significantly from period to period, primarily based on changes in interest rates. Book value per diluted share is the most directly comparable U.S. GAAP measure.

Combined Ratio- The sum of the loss and loss adjustment expense ratio, the expense ratio and the policyholder dividend ratio. This ratio is a relative measurement that describes the related cost of losses and expenses for every $100 of earned premiums. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting losses.

Core Earnings- The Hartford uses the non-GAAP measure core earnings as an important measure of the Company's operating performance. The Hartford believes that core earnings provides investors with a valuable measure of the performance of the Company's ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain items. Therefore, the following items are excluded from core earnings:

- Certain realized gains and losses - Generally realized gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income.

- Restructuring and other costs - Costs incurred as part of a restructuring plan are not a recurring operating expense of the business.

- Loss on extinguishment of debt - Largely consisting of make-whole payments or tender premiums upon paying debt off before maturity, these losses are not a recurring operating expense of the business.

- Gains and losses on reinsurance transactions - Gains or losses on reinsurance, such as those entered into upon sale of a business or to reinsure loss reserves, are not a recurring operating expense of the business.

- Integration and other non-recurring M&A costs - These costs, including transaction costs incurred in connection with an acquired business, are incurred over a short period of time and do not represent an ongoing operating expense of the business.

- Change in loss reserves upon acquisition of a business - These changes in loss reserves are excluded from core earnings because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition.

- Deferred gain resulting from retroactive reinsurance and subsequent changes in the deferred gain - Retroactive reinsurance agreements economically transfer risk to the reinsurers and excluding the deferred gain on retroactive reinsurance and related amortization of the deferred gain from core earnings provides greater insight into the economics of the business.

- Change in valuation allowance on deferred taxes related to non-core components of before tax income - These changes in valuation allowances are excluded from core earnings because they relate to non-core components of before tax income, such as tax attributes like capital loss carryforwards.

- Results of discontinued operations - These results are excluded from core earnings for businesses sold or held for sale because such results could obscure the ability to compare period over period results for our ongoing businesses.

In addition to the above components of net income available to common stockholders that are excluded from core earnings, preferred stock dividends declared, which are excluded from net income available to common stockholders, are included in the determination of core earnings. Preferred stock dividends are a cost of financing more akin to interest expense on debt and are expected to be a recurring expense as long as the preferred stock is outstanding.

Net income (loss) and net income (loss) available to common stockholders are the most directly comparable U.S. GAAP measures to core earnings. Core earnings should not be considered as a substitute for net income (loss) or net income (loss) available to common stockholders and does not reflect the overall profitability of the Company's business. Therefore, The Hartford believes that it is useful for investors to evaluate net income (loss), net income (loss) available to common stockholders, and core earnings when reviewing the Company's performance.

Reconciliation of Net Income to Core Earnings

	For the years ended December 31,		
	2022	2021	2020
Net income	$ 1,815	$ 2,365	$ 1,737
Preferred stock dividends	21	21	21
Net income available to common stockholders	1,794	2,344	1,716
Adjustments to reconcile net income available to common stockholders to core earnings:			
Net realized losses (gains) excluded from core earnings, before tax	626	(505)	18
Restructuring and other costs, before tax	13	1	104
Loss on extinguishment of debt, before tax	9	—	—
Integration and other non-recurring M&A costs, before tax	21	58	51
Change in deferred gain on retroactive reinsurance, before tax	229	246	312
Income tax expense (benefit) [1]	(200)	34	(115)
Core earnings	$ 2,492	$ 2,178	$ 2,086

[1]Primarily represents the federal income tax expense (benefit) related to before tax items not included in core earnings.

Core Earnings Margin- The Hartford uses the non-GAAP measure core earnings margin to evaluate, and believes it is an important measure of, the Group Benefits segment's operating performance. Core earnings margin is calculated by dividing core earnings by revenues, excluding buyouts and realized gains (losses). Net income margin, calculated by dividing net income by revenues, is the most directly comparable U.S. GAAP measure. The Company believes that core earnings margin provides investors with a valuable measure of the performance of Group Benefits because it reveals trends in the business that may be obscured by the effect of buyouts and realized gains (losses) as well as other items excluded in the calculation of core earnings. Core earnings margin should not be considered as a substitute for net income margin and does not reflect the overall profitability of Group Benefits. Therefore, the Company believes it is important for investors to evaluate both core earnings margin and net income margin when reviewing performance. A reconciliation of net income margin to core earnings margin is set forth in the Results of Operations section within MD&A - Group Benefits.

Current Accident Year Catastrophe Ratio- A component of the loss and loss adjustment expense ratio, represents the ratio of catastrophe losses incurred in the current accident year (net of reinsurance) to earned premiums. For U.S. events, a catastrophe is an event that causes $25 or more in industry insured property losses and affects a significant number of property and casualty policyholders and insurers, as defined by the Property Claim Services office of Verisk. For international events, the Company's approach is similar, informed, in part, by how Lloyd's of London defines major losses. Lloyd's of London is an insurance market-place operating worldwide ("Lloyd's"). Lloyd's does not underwrite risks. The Company accepts risks as the sole member of Lloyd's Syndicate 1221 ("Lloyd's Syndicate"). The current accident year catastrophe ratio includes the effect of catastrophe losses, but does not include the effect of reinstatement premiums.

Expense Ratio- For Commercial Lines and Personal Lines is the ratio of underwriting expenses less fee income, to earned premiums. Underwriting expenses include the amortization of

deferred policy acquisition costs ("DAC") and insurance operating costs and other expenses, including certain centralized services costs and bad debt expense. DAC includes commissions, taxes, licenses and fees and other incremental direct underwriting expenses and are amortized over the policy term.

The expense ratio for Group Benefits is expressed as the ratio of insurance operating costs and other expenses including amortization of intangibles and amortization of DAC, to premiums and other considerations, excluding buyout premiums.

The expense ratio for Commercial Lines, Personal Lines and Group Benefits does not include integration and other transaction costs associated with an acquired business.

Fee Income- Is largely driven from amounts earned as a result of contractually defined percentages of assets under management in our Hartford Funds business. These fees are generally earned on a daily basis. Therefore, this fee income increases or decreases with the rise or fall in AUM whether caused by changes in the market or through net flows.

Gross New Business Premium- Represents the amount of premiums charged, before ceded reinsurance, for policies issued to customers who were not insured with the Company in the previous policy term. Gross new business premium plus gross renewal written premium less ceded reinsurance equals total written premium.

Loss and Loss Adjustment Expense Ratio- A measure of the cost of claims incurred in the calendar year divided by earned premium and includes losses and loss adjustment expenses incurred for both the current and prior accident years. Among other factors, the loss and loss adjustment expense ratio needed for the Company to achieve its targeted return on equity ("ROE") fluctuates from year to year based on changes in the expected investment yield over the claim settlement period, the timing of expected claim settlements and the targeted returns set by management based on the competitive environment.

The loss and loss adjustment expense ratio is affected by claim frequency and claim severity, particularly for shorter-tail property lines of business, where the emergence of claim frequency and severity is credible and likely indicative of ultimate losses. Claim frequency represents the percentage change in the average number of reported claims per unit of exposure in the current accident year compared to that of the previous accident year. Claim severity represents the percentage change in the estimated average cost per claim in the current accident year compared to that of the previous accident year. As one of the factors used to determine pricing, the Company's practice is to first make an overall assumption about claim frequency and severity for a given line of business and then, as part of the rate-making process, adjust the assumption as appropriate for the particular state, product or coverage.

Current Accident Year Loss and Loss Adjustment Expense Ratio Before Catastrophes-

A measure of the cost of non-catastrophe loss and loss adjustment expenses incurred in the current accident year divided by earned premiums. Management believes that the current accident year loss and loss adjustment expense ratio before catastrophes is a performance measure that is useful to investors as it removes the impact of volatile and unpredictable catastrophe losses and prior accident year development.

Loss Ratio, excluding Buyouts- Utilized for the Group

Benefits segment and is expressed as a ratio of benefits, losses and loss adjustment expenses, excluding those related to buyout premiums, to premiums and other considerations, excluding buyout premiums. Since Group Benefits occasionally buys a block of claims for a stated premium amount, the Company excludes this buyout from the loss ratio used for evaluating the profitability of the business as buyouts may distort the loss ratio. Buyout premiums represent takeover of open claim liabilities and other non-recurring premium amounts.

Mutual Fund and Exchange-Traded Fund Assets-

Are owned by the shareowners of those products and not by the Company and, therefore, are not reflected in the Company's Consolidated Financial Statements, except in instances where the Company seeds new investment products.

Mutual fund and ETF assets are a measure used by the Company primarily because a significant portion of the Company's Hartford Funds segment revenues and expenses are based upon asset values. These revenues and expenses increase or decrease with a rise or fall in AUM whether caused by changes in the market or through net flows.

Net New Business Premium- Represents the amount of

premiums charged, after ceded reinsurance, for policies issued to customers who were not insured with the Company in the previous policy term. Net new business premium plus renewal written premium equals total written premium.

Policy Count Retention- Represents the ratio of the

number of renewal policies issued during the current year period divided by the number of policies issued in the previous calendar period before considering policies cancelled subsequent to renewal. Policy count retention is affected by a number of factors, including the percentage of renewal policy quotes accepted and decisions by the Company to non-renew policies because of specific policy underwriting concerns or because of a decision to reduce premium writings in certain

classes of business or states. Policy count retention is also affected by advertising and rate actions taken by competitors.

Policies in Force- Represents the number of policies with

coverage in effect as of the end of the period. The number of policies in force is a growth measure used for Personal Lines and standard commercial lines (small commercial and middle market lines within middle & large commercial) and is affected by both new business growth and policy count retention.

Policyholder Dividend Ratio- The ratio of policyholder

dividends to earned premium.

Prior Accident Year Loss and Loss Adjustment

Expense Ratio- Represents the increase (decrease) in the estimated cost of settling catastrophe and non-catastrophe claims incurred in prior accident years as recorded in the current calendar year divided by earned premiums.

Reinstatement Premiums- Represents additional ceded

premium paid for the reinstatement of the amount of reinsurance coverage that was reduced as a result of the Company ceding losses to reinsurers.

Renewal Earned Price Increase (Decrease)-

Written premiums are earned over the policy term, which is six months for certain Personal Lines automobile business and twelve months for substantially all of the remainder of the Company's Property and Casualty ("P&C") business. Since the Company earns premiums over the six to twelve month term of the policies, renewal earned price increases (decreases) lag renewal written price increases (decreases) by six to twelve months.

Renewal Written Price Increase (Decrease)- For

Commercial Lines, represents the combined effect of rate changes, and individual risk pricing decisions per unit of exposure on policies that renewed and includes amount of insurance. For Personal Lines, renewal written price increases represent the total change in premium per policy since the prior year on those policies that renewed and includes the combined effect of rate changes, amount of insurance and other changes in exposure. For Personal Lines, other changes in exposure include, but are not limited to, the effect of changes in number of drivers, vehicles and incidents, as well as changes in customer policy elections, such as deductibles and limits. The rate component represents the change in rate impacting renewal policies as previously filed with and approved by state regulators during the period. Amount of insurance represents the change in the value of the rating base, such as model year/vehicle symbol for automobiles, building replacement costs for property and wage inflation for workers' compensation. A number of factors affect renewal written price increases (decreases) including expected loss costs as projected by the Company's pricing actuaries, rate filings approved by state regulators, risk selection decisions made by the Company's underwriters and marketplace competition. Renewal written price changes reflect the property and casualty insurance market cycle. Prices tend to increase for a particular line of business when insurance carriers have incurred significant losses in that line of business in the recent past or the industry as a whole commits less of its capital to writing exposures in that line of business. Prices tend to decrease when recent loss experience has been favorable or when competition among insurance carriers increases. Renewal written price statistics are subject to change from period to period, based on a number of factors, including changes in actuarial estimates and the effect of subsequent cancellations and non-renewals, and modifications made to better reflect ultimate pricing achieved.

Return on Assets ("ROA"), Core Earnings-The Company uses this non-GAAP financial measure to evaluate, and believes is an important measure of, the Hartford Funds segment's operating performance. ROA, core earnings is calculated by dividing annualized core earnings by a daily average AUM. ROA is the most directly comparable U.S. GAAP measure. The Company believes that ROA, core earnings, provides investors with a valuable measure of the performance of the Hartford Funds segment because it reveals trends in our business that may be obscured by the effect of items excluded in the calculation of core earnings. ROA, core earnings, should not be considered as a substitute for ROA and does not reflect the overall profitability of our Hartford Funds business. Therefore, the Company believes it is important for investors to evaluate both ROA, and ROA, core earnings when reviewing the Hartford Funds segment performance. A reconciliation of ROA to ROA, core earnings is set forth in the Results of Operations section within MD&A - Hartford Funds.

Underlying Combined Ratio-This non-GAAP financial measure of underwriting results represents the combined ratio before catastrophes, prior accident year development and current accident year change in loss reserves upon acquisition of a business. Combined ratio is the most directly comparable GAAP measure. The Company believes this ratio is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses and prior accident year loss and loss adjustment expense reserve development. The changes to loss reserves upon acquisition of a business are excluded from underlying combined ratio because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition as such trends are valuable to our investors' ability to assess the Company's financial performance. A reconciliation of combined ratio to underlying combined ratio is set forth in the Results of Operations section within MD&A - Commercial Lines and Personal Lines.

Underwriting Gain (Loss)- The Hartford's management evaluates profitability of the Commercial and Personal Lines segments primarily on the basis of underwriting gain or loss. Underwriting gain (loss) is a before tax non-GAAP measure that represents earned premiums less incurred losses, loss adjustment expenses and underwriting expenses. Net income (loss) is the most directly comparable GAAP measure. Underwriting gain (loss) is influenced significantly by earned premium growth and the adequacy of The Hartford's pricing. Underwriting profitability over time is also greatly influenced by The Hartford's underwriting discipline, as management strives to manage exposure to loss through favorable risk selection and diversification, effective management of claims, use of reinsurance and its ability to manage its expenses. The Hartford believes that underwriting gain (loss) provides investors with a valuable measure of profitability, before tax, derived from underwriting activities, which are managed separately from the Company's investing activities.

Reconciliation of Net Income to Underwriting Gain (Loss)

	For the years ended December 31,		
	2022	2021	2020
Commercial Lines			
Net income	$ 1,624	$ 1,757	$ 856
Adjustments to reconcile net income to underwriting gain (loss):			
Net investment income	(1,415)	(1,502)	(1,160)
Net realized losses (gains)	385	(260)	60
Other expense	12	5	31
Income tax expense	426	402	176
Underwriting gain (loss)	$ 1,032	$ 402	$ (37)
Personal Lines			
Net income	$ 91	$ 385	$ 718
Adjustments to reconcile net income to underwriting gain (loss):			
Net investment income	(140)	(157)	(157)
Net realized losses (gains)	35	(29)	5
Net servicing and other expense (income)	(17)	(19)	(13)
Income tax expense	22	95	184
Underwriting gain (loss)	$ (9)	$ 275	$ 737
P&C Other Ops			
Net loss	$ (190)	$ (95)	$ (168)
Adjustments to reconcile net loss to underwriting loss:			
Net investment income	(63)	(75)	(55)
Net realized losses (gains)	16	(13)	1
Other expense (income)	—	1	(1)
Income tax benefit	(52)	(28)	(46)
Underwriting loss	$ (289)	$ (210)	$ (269)

Written and Earned Premiums- Written premium represents the amount of premiums charged for policies issued, net of reinsurance, during a fiscal period. Premiums are considered earned and are included in the financial results on a pro rata basis over the policy period. Management believes that written premium is a performance measure that is useful to investors as it reflects current trends in the Company's sale of property and casualty insurance products. Written and earned premium are recorded net of ceded reinsurance premium.

Traditional life and disability insurance type products, such as those sold by Group Benefits, collect premiums from policyholders in exchange for financial protection for the policyholder from a specified insurable loss, such as death or disability. These premiums, together with net investment income earned, are used to pay the contractual obligations under these insurance contracts.

Two major factors, new sales and persistency, impact premium growth. Sales can increase or decrease in a given year based on a number of factors including, but not limited to, customer demand for the Company's product offerings, pricing competition, distribution channels and the Company's reputation and ratings. Persistency refers to the percentage of premium remaining in-force from year-to-year.

THE HARTFORD'S OPERATIONS

The Hartford conducts business principally in five reporting segments including Commercial Lines, Personal Lines, Property & Casualty Other Operations, Group Benefits and Hartford Funds, as well as a Corporate category. The Company includes in the Corporate category reserves for run-off structured settlement and terminal funding agreement liabilities, restructuring costs, capital raising activities (including equity financing, debt financing and related interest expense), transaction expenses incurred in connection with an acquisition, certain M&A costs, purchase accounting adjustments related to goodwill and other expenses not allocated to the reporting segments. Corporate also includes investment management fees and expenses related to managing third party business, including management of a portion of the invested assets of Talcott Resolution Life, Inc. and its subsidiaries as well as certain of Talcott's affiliates. In addition, up until June 30, 2021, Corporate included a 9.7% ownership interest in Hopmeadow Holdings LP, the legal entity that acquired Talcott Resolution in May 2018 (Hopmeadow Holdings, LP, Talcott Resolution Life Inc., and its subsidiaries are collectively referred to as "Talcott Resolution"). The sale of Talcott Resolution to a new investor was completed on June 30, 2021. The Company received a total of $217 in connection with the sale of its 9.7% ownership interest, resulting in a realized gain of $46 before tax in 2021.

The Company derives its revenues principally from: (a) premiums earned for insurance coverage provided to insureds; (b) management fees on mutual fund and ETF assets; (c) net investment income; (d) fees earned for services provided to third parties; and (e) net realized gains and losses. Premiums charged for insurance coverage are earned principally on a pro rata basis over the terms of the related policies in-force.

The profitability of the Company's property and casualty insurance businesses over time is greatly influenced by the Company's underwriting discipline, which seeks to manage exposure to loss through favorable risk selection and diversification, its management of claims, its use of reinsurance, the size of its in force block, making reliable estimates of actual mortality and morbidity, and its ability to manage its expense ratio which it accomplishes through economies of scale and its management of acquisition costs and other underwriting expenses. Pricing adequacy depends on a number of factors, including the ability to obtain regulatory approval for rate changes, proper evaluation of underwriting risks, the ability to project future loss cost frequency and severity based on historical loss experience adjusted for known trends, the Company's response to rate actions taken by competitors, its expense levels and expectations about regulatory and legal developments. The Company seeks to price its insurance policies such that insurance premiums and future net investment income earned on premiums received will cover underwriting expenses and the ultimate cost of paying claims reported on the policies and provide for a profit margin. For many of its insurance products, the Company is required to obtain approval for its premium rates from state insurance departments and the Lloyd's Syndicate's ability to write business is subject to Lloyd's approval for its premium capacity each year. Most of Personal Lines written premium is associated with our exclusive licensing agreement with AARP, which is effective through December 31, 2032. This agreement provides an important competitive advantage given the size of the 50 plus population and the strength of the AARP brand.

Similar to property and casualty, profitability of the group benefits business depends, in large part, on the ability to evaluate and price risks appropriately and make reliable estimates of mortality, morbidity, disability and longevity. To manage the pricing risk, Group Benefits generally offers term insurance policies, allowing for the adjustment of rates or policy terms in order to minimize the adverse effect of market trends, loss costs, declining interest rates and other factors. However, as policies are typically sold with rate guarantees an average of three years, pricing for the Company's products could prove to be inadequate if loss and expense trends emerge adversely during the rate guarantee period or if investment returns are lower than expected at the time the products were sold. For

some of its products, the Company is required to obtain approval for its premium rates from state insurance departments. New and renewal business for group benefits business, particularly for long-term disability ("LTD"), are priced using an assumption about expected investment yields over time. While the Company employs asset-liability duration matching strategies to mitigate risk and may use interest-rate sensitive derivatives to hedge its exposure in the Group Benefits investment portfolio, cash flow patterns related to the payment of benefits and claims are uncertain and actual investment yields could differ significantly from expected investment yields, affecting profitability of the business. In addition to appropriately evaluating and pricing risks, the profitability of the Group Benefits business depends on other factors, including the Company's response to pricing decisions and other actions taken by competitors, its ability to offer voluntary products and self-service capabilities, the persistency of its sold business and its ability to manage its expenses which it seeks to achieve through economies of scale and operating efficiencies.

The financial results of the Company's mutual fund and ETF businesses depend largely on the amount of assets under management and the level of fees charged based, in part, on asset share class and fund type. Changes in assets under management are driven by the two main factors of net flows and the market return of the funds, which are heavily influenced by the return realized in the equity and bond markets. Net flows are comprised of new sales less redemptions by mutual fund and ETF shareowners. Financial results are highly correlated to the growth in assets under management since these funds generally earn fee income on a daily basis.

The investment return, or yield, on invested assets is an important element of the Company's earnings since insurance products are priced with the assumption that premiums received can be invested for a period of time before benefits, losses and loss adjustment expenses are paid. Due to the need to maintain sufficient liquidity to satisfy claim obligations, the majority of the Company's invested assets have been held in available-for-sale ("AFS") securities, including, among other asset classes, corporate bonds, municipal bonds, government debt, short-term debt, mortgage-backed securities, asset-backed securities and collateralized loan obligations ("CLO"). The Company also invests in commercial mortgage loans as well as limited partnerships and alternative investments, which are private investments that are less liquid, but have the potential to generate higher returns. The primary investment objective for the Company is to maximize economic value, consistent with acceptable risk parameters, including the management of credit risk and interest rate sensitivity of invested assets, while generating sufficient net of tax income to meet policyholder and corporate obligations. Investment strategies are developed based on a variety of factors including business needs, regulatory requirements and tax considerations.

Impact of Ukraine conflict on our results of operations

From the Ukraine conflict, the Company incurred $27 of catastrophe losses, net of reinsurance, in 2022, all in the first quarter, that included exposures under political violence and terrorism ("PV&T") policies, including aviation war, as well as under credit and political risk insurance ("CPRI") policies. Also in the first quarter of 2022, the Company recognized provisions for reinstatement premium of $11 as a result of estimated ceded incurred losses related to the conflict.

As of December 31, 2022, the Company does not have any investments in Russia, Belarus or Ukraine.

For a discussion of the risks associated with a deterioration in global economic conditions and/or geopolitical conditions, including due to military action, please see Part 1, Item 1A - Risk Factors, including one entitled "Unfavorable economic, political and global market conditions may adversely impact our business and results of operations" and another entitled "We are vulnerable to losses from catastrophes, both natural and man-made".

Operational transformation and cost reduction plan

In recognition of the need to become more cost efficient and competitive along with enhancing the experience we provide to agents and customers, on July 30, 2020, the Company announced an operational transformation and cost reduction plan it refers to as Hartford Next.Through reduction of its headcount, Information Technology ("IT") investments to further enhance our capabilities, and other activities, relative to 2019, the Company expects to achieve a reduction in annual insurance operating costs and other expenses of approximately $625 in 2023.

To achieve those expected savings, we expect to incur approximately $387 over the course of the program, with $288 expensed cumulatively through December 31, 2022, and expected expenses of $38 in 2023, and $61 after 2023, with the expenses after 2023 consisting mostly of amortization of internal use software and capitalized real estate costs. Included in the estimated costs of $387, we expect to incur restructuring costs of approximately $125, including $41 of employee severance, and approximately $84 of other costs, including consulting expenses, lease termination expenses and the cost to retire certain IT applications. Restructuring costs are reported as a charge to net income but not in core earnings.

The following table presents Hartford Next program costs incurred, including restructuring costs, and expense savings relative to 2019 realized in 2020, 2021 and 2022 and expected annual costs and expense savings relative to 2019 for the full year in 2023:

Hartford Next Costs and Expense Savings

		2020	2021	2022	Estimate for 2023
Employee severance	$	73 $	(25) $	(7) $	—
IT costs to retire applications		2	9	8	5
Professional fees and other expenses		29	17	12	2
Estimated restructuring costs		**104**	**1**	**13**	**7**
Non-capitalized IT costs		30	46	43	15
Other costs		19	17	11	6
Amortization of capitalized IT development costs [1]		—	—	3	9
Amortization of capitalized real estate [2]		—	—	1	1
Estimated costs within core earnings		**49**	**63**	**58**	**31**
Total Hartford Next program costs		**153**	**64**	**71**	**38**
Cumulative savings relative to 2019 beginning July 1, 2020		(106)	(423)	(561)	(625)
Net expense (savings) before tax	$	**47** $	**(359)** $	**(490)** $	**(587)**
Net expense (savings) before tax:					
To be accounted for within core earnings	$	(57) $	(360) $	(503) $	(594)
Restructuring costs recognized outside of core earnings		104	1	13	7
Net expense (savings) before tax	$	**47** $	**(359)** $	**(490)** $	**(587)**

[1]Does not include approximately $44 of IT asset amortization after 2023.
[2]Does not include approximately $13 of real estate amortization after 2023.

2022 FINANCIAL HIGHLIGHTS



Net Income Available to Common Stockholders

$2,344 — 2021
$1,794 — 2022



Net Income Available to Common Stockholders per Diluted Share

$6.62 — 2021
$5.44 — 2022



Book Value per Diluted Share

$51.36 — 12/31/2021
$41.53 — 12/31/2022

Decreased $550 or 23%

- A change to net realized losses
- Lower net investment income driven by lower income from limited partnerships
- Higher current accident year loss ratio before catastrophes in Personal Lines
- Greater P&C underwriting expenses and Group Benefits insurance operating costs and other expenses
- Higher group life loss ratio, excluding the impact of excess mortality
+ In Group Benefits, lower excess mortality claims and the effect of higher premiums
+ In Commercial Lines, the effect of higher earned premiums
+ Lower unfavorable P&C prior accident year reserve development

Decreased $1.18 or 18%

- Decrease in net income available to common stockholders
+ Reduction in outstanding shares due to share repurchases

Decreased $9.83 or 19%

- Decrease in common stockholders' equity largely due to a decrease in AOCI, primarily driven by a change from net unrealized gains to net unrealized losses on available for sale securities
- Dilutive effect of share repurchases
+ Net income in excess of common stockholder dividends



Investment Yield, After Tax

3.5% — 2021
3.2% — 2022



Property & Casualty Combined Ratio

96.3 — 2021
94.6 — 2022



Group Benefits Net Income Margin

3.9% — 2021
5.0% — 2022

Decreased 30 bps

- Lower returns on limited partnerships and other alternative investments
- Lower return on equity fund investments
+ A higher yield on fixed maturity securities due to an increased yield on variable-rate securities and reinvesting at higher rates

Improved 1.7 points

- Lower level of unfavorable prior accident year reserve development
- Lower catastrophe losses
- A lower expense ratio driven, in part, by higher earned premium
+ Higher personal automobile and homeowners loss costs
+ In Commercial Lines, higher non-catastrophe property losses, partially offset by margin improvement in global specialty

Increased 1.1 points

+ Lower excess mortality in group life
+ Higher fully insured ongoing premiums
- A change to net realized losses
- Lower net investment income driven by lower income from limited partnerships
- A higher group life loss ratio excluding the impact of excess mortality
- Higher insurance operating costs and other expenses

CONSOLIDATED RESULTS OF OPERATIONS

The Consolidated Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the related Notes as well as with the segment operating results sections of the MD&A.

Consolidated Results of Operations

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Earned premiums	$ 19,390	$ 17,999	$ 17,288	8%	4%
Fee income	1,349	1,488	1,277	(9%)	17%
Net investment income	2,177	2,313	1,846	(6%)	25%
Net realized gains (losses)	(627)	509	(14)	NM	NM
Other revenues	73	81	126	(10%)	(36%)
Total revenues	**22,362**	**22,390**	**20,523**	**—%**	**9%**
Benefits, losses and loss adjustment expenses	13,142	12,729	11,805	3%	8%
Amortization of deferred policy acquisition costs	1,835	1,680	1,706	9%	(2%)
Insurance operating costs and other expenses	4,830	4,779	4,480	1%	7%
Interest expense	213	234	236	(9%)	(1%)
Amortization of other intangible assets	71	71	72	—%	(1%)
Restructuring and other costs	13	1	104	NM	(99%)
Total benefits, losses and expenses	**20,104**	**19,494**	**18,403**	**3%**	**6%**
Income before income taxes	**2,258**	**2,896**	**2,120**	**(22%)**	**37%**
Income tax expense	443	531	383	(17%)	39%
Net income	**1,815**	**2,365**	**1,737**	**(23%)**	**36%**
Preferred stock dividends	21	21	21	—%	—%
Net income available to common stockholders	**$ 1,794**	**$ 2,344**	**$ 1,716**	**(23%)**	**37%**

Year ended December 31, 2022 compared to year ended December 31, 2021

Net income available to common stockholders decreased by $550 primarily driven by:

- A $1.1 billion, before tax, change to net realized losses in the 2022 period from net realized gains in the 2021 period, primarily driven by depreciation in value of equity securities in the 2022 period compared to appreciation in the 2021 period, as well as a net loss on sales of fixed maturity securities and equities in 2022 compared to a net gain on sales in 2021;

- Lower net investment income, driven by lower returns on limited partnerships and other alternative investments and equity fund investments, partially offset by the impact of higher interest rates on fixed income investments, and

- Lower earnings from Hartford Funds.

This decrease was partially offset by:

- An increase in P&C underwriting results of $267, before tax, driven by the effect of Commercial Lines earned premium growth, a lower level of unfavorable prior accident year reserve development and a decrease in COVID-19 losses in Commercial Lines in 2021, partially offset by a higher current accident year loss and loss adjustment expense ("LAE") ratio before catastrophes in Personal Lines and higher underwriting expenses;

- In Group Benefits, lower losses from excess mortality claims of $423, before tax, and the effect of higher fully insured ongoing premiums was partially offset by a higher loss ratio on accidental death business and an increase in expense reserves, as well as an increase in insurance operating costs and other expenses;

- Legal and consulting costs in the 2021 period associated with the unsolicited proposals from Chubb Limited to acquire the Company; and

- A lower level of interest expense on corporate debt.

For a discussion of the Company's operating results by segment, see MD&A - Segment Operating Summaries.

Revenue

Earned Premiums



[1]For the year ended 2020, the total includes $9 recorded in Corporate other revenue.

Earned premiums increased primarily due to:

- An increase in P&C driven by an 11% increase in Commercial Lines while Personal Lines was relatively flat.
    - Contributing to the increase in Commercial Lines was higher policy count retention, earned pricing increases, an increase in small commercial new business, and the effect of higher audit and endorsement premiums as a result of higher insured exposures, principally in workers' compensation, partially offset by lower new business in global specialty.
    - For Personal Lines, earned premium was relatively flat as non-renewals offset an increase in new business and the effect of earned pricing increases.
- An increase in Group Benefits earned premium of 7% due to an increase in group disability and supplemental health product premiums.

Fee income decreased, driven by lower daily average assets under management within Hartford Funds due to a decline in equity and fixed income market levels and, to a lesser extent, net outflows over the preceding twelve months.

Net Investment Income



Net investment income decreased primarily due to:

- Lower income from limited partnerships and other alternative investments driven by lower returns on private equity funds, partially offset by higher real estate joint venture and fund income;
- A decline in valuation of equity fund investments in the 2022 period due to the decline in equity market levels and fewer distributions;
- Partially offset by the impact of a higher yield on variable-rate securities and reinvesting at higher rates.

Net realized gains (losses) changed to a net realized loss in the 2022 period from a net realized gain in the 2021 period, primarily driven by:

- Losses on equity securities in the 2022 period driven by depreciation in value and sales compared to gains on equity securities in the 2021 period due to appreciation in value and sales; and
- Net realized losses on sales of fixed maturity securities in 2022, driven by an increase in interest rates and credit spread widening.

For further discussion of investment results, see MD&A - Investment Results, Net Realized Gains and MD&A - Investment Results, Net Investment Income.

Benefits, Losses and Expenses

P&C Losses and LAE Incurred



Group Benefits Losses and LAE Incurred



Benefits, losses and loss adjustment expenses
increased due to:

- An increase in incurred losses for Property & Casualty of $503 which was driven by:

    – An increase in P&C current accident year ("CAY") loss and loss adjustment expenses before catastrophes of $681, before tax, primarily due to the effect of higher earned premiums in Commercial Lines, higher personal automobile claim frequency and severity, and higher non-catastrophe property losses, partially offset by lower current accident year loss ratios in global specialty and lower COVID-19 incurred losses.

    – Partially offsetting this was a favorable change of $163, before tax, in P&C net prior accident year reserve development, with development in the 2022 period of a net unfavorable $36, before tax, and in the 2021 period of a net unfavorable $199 before tax. Among other reserve changes, prior year reserve development included adverse development ceded to NICO under adverse development covers ("ADC") of $229, before tax, in 2022 related to A&E and $246, before tax, in 2021 of which $155 related to A&E and $91 related to Navigators reserves for accident years 2018 and prior. For reserve development ceded to NICO in each year, the Company recognized a deferred gain under retroactive reinsurance accounting. Apart from adverse development ceded to the ADCs, there was an increase in net favorable reserve development as the 2021 period included reserve increases for sexual molestation and sexual abuse claims, primarily to reflect claims made against the Boy Scouts of America ("BSA"). Compared to 2021, prior accident year reserve

development in 2022 included less favorable reserve development for catastrophes, personal automobile liability and package business. For further discussion, see Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

    – Also partially offsetting was a decrease in current accident year catastrophe losses of $15, before tax. Catastrophe losses in the 2022 period included losses from Hurricane Ian, as well as tornado, wind and hail events in the Northern Plains, Midwest, South, Mountain West, and Great Plains, losses from winter storms, including Winter Storm Elliott, and $27 of losses, net of reinsurance, related to the Ukraine conflict. Catastrophe losses in the 2021 period were principally from Hurricane Ida and February winter storms, as well as from tornado, wind and hail events in Texas, the Midwest and Southeast.

- Partially offsetting the P&C increase was a decline in Group Benefits of $92, before tax, primarily driven by a $423, before tax, decrease in excess mortality claims, partially offset by the effect of an increase in earned premiums, and a higher loss ratio excluding excess mortality for group life.

Amortization of deferred policy acquisition costs
increased from the prior year period driven by Commercial Lines reflecting an increase in earned premiums across all commercial lines of business.

Insurance operating costs and other expenses
increased due to:

- Technology investments made to improve customer and broker experience and to data analytics to enhance underwriting and pricing capabilities;

- An increase in performance-based commissions in Commercial Lines;

- Higher staffing costs in Commercial Lines and Group Benefits partly in response to higher business volume; and

- Lower doubtful accounts expense in the 2021 period.

These increases were partially offset by:

- Lower variable expenses in Hartford Funds;

- Incremental savings from the Company's Hartford Next operational transformation and cost reduction plan; and

- Lower direct marketing costs in Personal Lines.

Restructuring and other costs increased as the prior year period included reductions in estimated severance costs related to the Company's Hartford Next operational transformation and cost reduction plan. For further discussion of

impacts resulting from the Hartford Next initiative, see MD&A - The Hartford's Operations, The Hartford's Operations, Operational Transformation and Cost Reduction Plan and Note 22 - Restructuring and Other Costs of Notes to Consolidated Financial Statements.

Interest Expense decreased primarily due to the Company redeeming $600 aggregate principal amount of junior subordinated debentures on April 15, 2022, partially offset by the issuance of $600 in 2.9% senior notes in September 2021. For further discussion of the debt redemption, see Note 13 - Debt of Notes to Consolidated Financial Statements.

Income tax expense decreased primarily due to a decline in income before tax. For further discussion of income taxes, see Note 16 - Income Taxes of Notes to Consolidated Financial Statements.

INVESTMENT RESULTS

Composition of Invested Assets

	December 31, 2022		December 31, 2021	
	Amount	Percent	Amount	Percent
Fixed maturities, available-for-sale ("AFS"), at fair value	$ 36,231	68.9 %	$ 42,847	74.2 %
Fixed maturities, at fair value using the fair value option ("FVO")	333	0.6 %	160	0.3 %
Equity securities, at fair value	1,801	3.4 %	2,094	3.6 %
Mortgage loans (net of allowance for credit losses ("ACL") of $36 and $29)	6,000	11.4 %	5,383	9.3 %
Limited partnerships and other alternative investments	4,177	8.0 %	3,353	5.8 %
Other investments [1]	159	0.3 %	215	0.4 %
Short-term investments	3,859	7.4 %	3,697	6.4 %
Total investments	**$ 52,560**	**100.0 %**	**$ 57,749**	**100.0 %**

[1]Primarily consists of equity fund investments, overseas deposits, consolidated investment funds, and derivative instruments which are carried at fair value.

December 31, 2022 compared to December 31, 2021

Total investments decreased primarily due to a decline in fixed maturities, AFS, partially offset by increase in limited partnerships and other alternative investments and in mortgage loans.

Fixed maturities, AFS decreased primarily due to a decline in valuations due to higher interest rates and wider credit spreads. The decline was also due to the reinvestment of sales and maturities into other asset classes.

Limited partnerships and other alternative investments increased primarily driven by additional investments and higher valuations.

Mortgage loans increased largely due to funding of multifamily and industrial commercial whole loans.

Net Investment Income

(Before tax)	For the years ended December 31,					
	2022		2021		2020	
	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]
Fixed maturities [2]	$ 1,469	3.4 %	$ 1,349	3.1 %	$ 1,442	3.4 %
Equity securities	57	3.0 %	73	4.9 %	39	3.7 %
Mortgage loans	211	3.6 %	181	3.7 %	172	3.9 %
Limited partnerships and other alternative investments	515	14.4 %	732	31.8 %	222	12.3 %
Other [3]	5		58		42	
Investment expense	(80)		(80)		(71)	
Total net investment income	**$ 2,177**	**3.9 %**	**$ 2,313**	**4.3 %**	**$ 1,846**	**3.6 %**
Total net investment income excluding limited partnerships and other alternative investments	**$ 1,662**	**3.2 %**	**$ 1,581**	**3.1 %**	**$ 1,624**	**3.3 %**

[1] Yields calculated using annualized net investment income divided by the monthly average invested assets at amortized cost, as applicable, excluding repurchase agreement and securities lending collateral, if any, and derivatives book value.
[2] Includes net investment income on short-term investments.
[3] Primarily includes changes in fair value of certain equity fund investments and income from derivatives that qualify for hedge accounting and are used to hedge fixed maturities.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Total net investment income declined due to:

- Lower income from limited partnerships and other alternative investments driven by lower returns on private equity funds, partially offset by greater income from sales of underlying real estate properties and higher real estate fund valuations;

- A decline in valuation of equity fund investments in the 2022 period due to the decline in equity market levels and fewer distributions;

- Partially offset by a higher yield on variable-rate securities and the impact of reinvesting at higher rates.

Annualized net investment income yield, excluding limited partnerships and other alternative investments, was up primarily due to a higher yield on variable-rate securities and higher reinvestment rates, partially offset by lower returns on equity fund investments in the 2022 period.

Average reinvestment rate, on fixed maturities and mortgage loans, excluding certain U.S. Treasury securities, for the year-ended December 31, 2022 was 4.4% which was above the average yield of sales and maturities of 3.6% for the same period. Average reinvestment rate, on fixed maturities and mortgage loans, excluding certain U.S. Treasury securities, for the year-ended December 31, 2021, was 2.6% which was below the average yield of sales and maturities of 3.0%.

For the 2023 calendar year, we expect the annualized net investment income yield, excluding limited partnerships and other alternative investments, to be above the portfolio yield earned in 2022 due to the higher rate environment. The estimated impact on annualized net investment income yield is subject to variability due to evolving market conditions, active portfolio management, and the level of non-routine income items, such as make-whole payments, prepayment penalties on mortgage loans and yield adjustments on prepayable securities.

Net Realized Gains (Losses)

(Before tax)	For the years ended December 31,		
	2022	2021	2020
Gross gains on sales of fixed maturities	$ 57	$ 319	$ 255
Gross losses on sales of fixed maturities	(315)	(89)	(50)
Equity securities [1]	(349)	227	(214)
Net credit losses on fixed maturities, AFS [2]	(18)	4	(28)
Change in ACL on mortgage loans [3]	(7)	9	(19)
Intent-to-sell impairments [2]	(6)	—	(5)
Other, net [4]	11	39	47
Net realized gains (losses)	$ (627)	$ 509	$ (14)

[1] The change in net unrealized gains (losses) on equity securities still held as of the end of the period and included in net realized gains (losses) were $(108), $155, and $53 for the years ended December 31, 2022, 2021, and 2020, respectively.
[2] See Credit Losses on Fixed Maturities, AFS and Intent-to-Sell Impairments within the Investment Portfolio Risks and Risk Management section of the MD&A.
[3] See ACL on Mortgage Loans within the Investment Portfolio Risks and Risk Management section of the MD&A.
[4] Includes gains (losses) on non-qualifying derivatives for 2022, 2021, and 2020 of $46, $12, and $104, respectively, and gains (losses) from transactional foreign currency revaluation of $28, $(1) and $(1), respectively. Also includes a loss of $21 and $48, respectively, on the sale of Continental Europe Operations for the years ended December 31, 2021 and 2020, as well as a gain of $46 for the year ended December 31, 2021 on the sale of the Company's previously owned interest in Talcott Resolution.

Year ended December 31, 2022

Gross gains and losses on sales were primarily due to sales of U.S. treasuries, which were used to manage duration and liquidity, and to fund purchases of spread product, mortgage loans, and alternative investments. Also included were sales of corporate securities and tax-exempt municipals and tender activity.

Equity securities net losses were primarily driven by depreciation in value due to the decline in the equity market.

Other, net gains include gains of $28 on transactional foreign currency revaluation and $25 on interest rate derivatives driven by an increase in interest rates. These gains were partially offset by losses of $28 on FVO securities due to credit spread widening.

Year ended December 31, 2021

Gross gains and losses on sales were primarily due to net sales of corporate securities and tax-exempt municipals, in addition to sales of U.S. treasuries for duration and risk management.

Equity securities net gains were primarily driven by appreciation in value due to higher equity market levels and gains realized on exit of private equity direct investments.

Other, net gains and losses included a gain of $46 on the sale of the Company's 9.7% retained interest in Talcott Resolution, sold on June 30, 2021, and a loss of $21 related to the sale of the Company's Continental Europe Operations, which was completed on December 29, 2021. Also included were gains of $7 on credit derivatives driven by a decrease in credit spreads.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ, and in the past have differed, from those estimates.

The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability:

- property and casualty insurance product reserves, net of reinsurance;
- group benefit LTD reserves, net of reinsurance;
- evaluation of goodwill for impairment;
- valuation of investments and derivative instruments including evaluation of credit losses on fixed maturities, AFS and ACL on mortgage loans; and
- contingencies relating to corporate litigation and regulatory matters.

In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements. Certain of these estimates are particularly sensitive to market conditions, and deterioration and/or volatility in the worldwide debt or equity markets could have a material impact on the Consolidated Financial Statements.

PROPERTY & CASUALTY INSURANCE PRODUCT RESERVES, NET OF REINSURANCE

Loss and LAE Reserves, Net of Reinsurance as of December 31, 2022

	Commercial Lines	Personal Lines	Property & Casualty Other Operations	Total Property & Casualty Insurance	% Total Reserves-net
Workers' compensation	$ 11,729	$ —	$ —	$ 11,729	44.1%
General liability	5,414	—	—	5,414	20.3%
Marine	312	—	—	312	1.2%
Package business [1]	2,129	—	—	2,129	8.0%
Commercial property	585	—	—	585	2.2%
Automobile liability	1,249	1,394	—	2,643	9.9%
Automobile physical damage	17	48	—	65	0.2%
Professional liability	1,316	—	—	1,316	4.9%
Bond	452	—	—	452	1.7%
Homeowners	—	374	—	374	1.4%
Asbestos and environmental	96	9	390	495	1.9%
Assumed reinsurance	414	—	89	503	1.9%
All other	166	4	431	601	2.3%
Total reserves-net	**23,879**	**1,829**	**910**	**26,618**	**100.0%**
Reinsurance and other recoverables	4,574	28	1,863	6,465	
Total reserves-gross	**$ 28,453**	**$ 1,857**	**$ 2,773**	**$ 33,083**	

[1]Commercial Lines policy packages that include property and general liability coverages are generally referred to as the package line of business.

P&C Loss and Loss Adjustment Expense Reserves, Net of Reinsurance, by Segment as of December 31, 2022



Personal Lines
$1,829
7%

Property & Casualty Other Operations
$910
3%

Commercial Lines
$23,879
90%

For descriptions of the coverages provided under the lines of business shown above, see Part I - Item1, Business.

Overview of Reserving for Property and Casualty Insurance Claims

It typically takes many months or years to pay claims incurred under a property and casualty insurance product; accordingly, the Company must establish reserves at the time the loss is incurred. Most of the Company's policies provide for occurrence-based coverage where the loss is incurred when a claim event happens like an automobile accident, house or building fire or injury to an employee under a workers' compensation policy. Some of the Company's policies, mostly for directors and officers insurance and errors and omissions insurance, are claims-made policies where the loss is incurred in the period the claim event is reported to the Company even if the loss event itself occurred in an earlier period.

Loss and loss adjustment expense reserves provide for the estimated ultimate costs of paying claims under insurance policies written by the Company, less amounts paid to date. These reserves include estimates for both claims that have been reported and those that have not yet been reported, and include estimates of all expenses associated with processing and settling these claims. Case reserves are established by a claims handler on each individual claim and are adjusted as new information becomes known during the course of handling the claim. Incurred but not reported ("IBNR") reserves represent the difference between the estimated ultimate cost of all claims and the actual loss and loss adjustment expenses reported to the Company by claimants to date ("reported losses"). Reported losses represent cumulative loss and loss adjustment expenses paid plus case reserves for outstanding reported claims. For most lines, Company actuaries evaluate the total reserves (IBNR and case reserves) on an accident year basis. An accident year is the calendar year in which a loss is incurred, or, in the case of claims-made policies, the calendar year in which a loss is reported. For certain lines acquired from the Navigators Group book of business, total reserves are evaluated on a policy year basis and then converted to accident year. A policy year is the calendar year in which a policy incepts.

Factors that Change Reserve Estimates- Reserve estimates can change over time because of unexpected changes in the external environment. Higher than expected inflation in claim costs, such as with medical care, hospital care, automobile parts, wages and home and building repair, would cause claims to settle for more than they are initially reserved. Changes in the economy can cause an increase or decrease in the number of reported claims (claim frequency). For example, an improving economy could result in more automobile miles driven and a higher number of automobile reported claims, or a change in economic conditions can lead to more or fewer workers' compensation reported claims. An increase in the number or percentage of claims litigated can increase the average settlement amount per claim (claim severity). Changes in the judicial environment can affect interpretations of damages and how policy coverage applies which could increase or decrease claim severity. Over time, judges or juries in certain jurisdictions may be more inclined to determine liability and award damages. New legislation can also change how damages are defined or change the statutes of limitations for the filing of civil suits, resulting in greater claim frequency or severity. In addition, new types of injuries may arise from exposures not contemplated when the policies were written. Past examples include pharmaceutical products, silica, lead paint, sexual molestation and sexual abuse and construction defects. Additionally, social inflationary pressures, such as increased litigation funding and aggressive tactics by plaintiff attorneys, can introduce the risk of potentially increasing jury awards and an increase in the percentage of litigated claims impacting both general liability and automobile claim frequency and severity.

Reserve estimates can also change over time because of changes in internal Company operations. A delay or acceleration in handling claims may signal a need to increase or reduce reserves from what was initially estimated. New lines of business may have loss development patterns that are not well established. Changes in the geographic mix of business, changes in the mix of business by industry and changes in the mix of business by policy limit or deductible can increase the risk that losses will ultimately develop differently than the loss development patterns assumed in our reserving. In addition, changes in the quality of risk selection in underwriting and changes in interpretations of policy language could increase or decrease ultimate losses from what was assumed in establishing the reserves.

In the case of assumed reinsurance, all of the above risks apply. The Company assumes property and casualty risks from other insurance companies as part of its Global Re business and from certain pools and associations. Global Re, which is a part of the global specialty business, mostly assumes property, casualty and specialty risks. Changes in the case reserving and reporting patterns of insurance companies ceding to The Hartford can create additional uncertainty in estimating the reserves. Due to the inherent complexity of the assumptions used, final claim settlements may vary significantly from the present estimates of direct and assumed reserves, particularly when those settlements may not occur until well into the future.

Reinsurance Recoverables- Through both facultative and treaty reinsurance agreements, the Company cedes a share of the risks it has underwritten to other insurance companies. The Company records reinsurance recoverables for losses and loss adjustment expenses ceded to its reinsurers representing the anticipated recovery from reinsurers of unpaid claims, including IBNR.

The Company estimates the portion of losses and loss adjustment expenses to be ceded based on the terms of any applicable facultative and treaty reinsurance, including an estimate of IBNR for losses that will ultimately be ceded.

The Company provides an allowance for uncollectible reinsurance, reflecting management's best estimate of reinsurance cessions that may be uncollectible in the future due to reinsurers' unwillingness or inability to pay. The allowance for uncollectible reinsurance comprises an ACL and an allowance for disputed balances. The ACL primarily considers the credit quality of the Company's reinsurers while the allowance for disputes considers recent outcomes in arbitration and litigation in disputes between reinsurers and cedants and recent commutation activity between reinsurers and cedants that may signal how the Company's own reinsurance claims may settle. Where its reinsurance contracts permit, the Company secures reinsurance recoverables with various forms of collateral, including irrevocable letters of credit, secured trusts, funds held accounts and group-wide offsets. The allowance for uncollectible reinsurance was $102 as of December 31, 2022, comprised of $45 related to Commercial Lines, $1 related to Personal Lines and $56 related to Property & Casualty Other Operations.

The Company's estimate of reinsurance recoverables, net of an allowance for uncollectible reinsurance, is subject to similar risks and uncertainties as the estimate of the gross reserve for unpaid losses and loss adjustment expenses for direct and assumed exposures.

Review of Reserve Adequacy- The Hartford regularly reviews the appropriateness of reserve levels at the line of business or more detailed level, taking into consideration the variety of trends that impact the ultimate settlement of claims. For Property & Casualty Other Operations, asbestos and environmental ("Run-off A&E") reserves are reviewed by type of event rather than by line of business.

Reserve adjustments, which may be material, are reflected in the operating results of the period in which the adjustment is determined to be necessary. In the judgment of management, information currently available has been properly considered in establishing the reserves for unpaid losses and loss adjustment expenses and in recording the reinsurance recoverables for ceded unpaid losses.

Reserving Methodology
The following is a discussion of the reserving methods used for the Company's property and casualty lines of business other than asbestos and environmental.

Reserves are set by line of business within the operating segments. A single line of business may be written in more than one segment. Lines of business for which reported losses emerge over a long period of time are referred to as long-tail lines of business. Lines of business for which reported losses emerge more quickly are referred to as short-tail lines of business. The Company's shortest-tail lines of business are homeowners, commercial property, marine property and automobile physical damage. The longest tail lines of business include workers' compensation, general liability, professional liability and assumed reinsurance. For short-tail lines of business, emergence of paid losses and case reserves is credible and likely indicative of ultimate losses. For long-tail lines of business, emergence of paid losses and case reserves is less credible in the early periods after a given accident year and, accordingly, may not be indicative of ultimate losses.

Use of Actuarial Methods and Judgments- The Company's reserving actuaries regularly review reserves for both current and prior accident years using the most current claim data. A variety of actuarial methods and judgments are used for most lines of business to arrive at selections of estimated ultimate losses and loss adjustment expenses. New methods may be added for specific lines over time to inform these selections where appropriate. The reserve selections incorporate input, as appropriate, from claims personnel, pricing actuaries and operating management about reported loss cost trends and other factors that could affect the reserve estimates. Some reserves are reviewed fully each quarter, including loss and loss adjustment expense reserves for homeowners, personal automobile, and workers' compensation. Other reserves, including commercial automobile, commercial property, marine, package business, and most general liability and professional liability lines, are reviewed semi-annually. Certain additional reserves are also reviewed semi-annually or annually, including reserves for losses incurred in accident years older than twelve years for Personal Lines and older than twenty years for Commercial Lines, as well as reserves for bond, assumed reinsurance, latent exposures such as construction defects, and unallocated loss adjustment expenses. For reserves that are reviewed semi-annually or annually, management monitors the emergence of paid and reported losses in the intervening quarters and, if warranted, performs a reserve review to determine whether the reserve estimate should change.

An expected loss ratio "ELR" is used in initially recording the reserves for both short-tail and long-tail lines of business. This ELR is determined by starting with the average loss ratio of recent prior accident years and adjusting that ratio for the effect of expected changes to earned pricing, loss frequency and severity, mix of business, ceded reinsurance and other factors. For short-tail lines, IBNR for the current accident year is initially recorded as the product of the ELR for the period, earned premium for the period and the proportion of losses expected to be reported in future calendar periods for the current accident period. For long-tailed lines, IBNR for the current accident year

is initially recorded as the product of the ELR for the period and the earned premium for the period, less reported losses for the period.

As losses emerge or develop in periods subsequent to a given accident year, reserving actuaries use other methods to estimate ultimate unpaid losses in addition to the ELR method. These primarily include paid and reported loss development methods, frequency/severity techniques and the Bornhuetter-Ferguson method (a combination of the ELR method with the paid development or reported development method). Within any one line of business, the methods that are given more weight vary based primarily on the maturity of the accident year, the mix of business and the particular internal and external influences impacting the claims experience or the methods. The output of the reserve reviews are reserve estimates representing a range of actuarial indications.

Reserve Discounting- Most of the Company's property and casualty insurance product reserves are not discounted. However, the Company has discounted liabilities funded through structured settlements and has discounted a portion of workers' compensation reserves that have a fixed and determinable payment stream. For further discussion of these discounted liabilities, see Note 1 - Basis of Presentation and Significant Accounting Policies of Notes to Consolidated Financial Statements.

Differences Between GAAP and Statutory Basis Reserves- As of December 31, 2022 and 2021, U.S. property and casualty insurance product reserves for losses and loss adjustment expenses, net of reinsurance recoverables, reported under U.S. GAAP were lower than net reserves reported on a statutory basis, primarily due to reinsurance recoverables on two ceded retroactive reinsurance agreements that are recorded as a reduction of other liabilities under statutory accounting. One of the retroactive reinsurance agreements covers substantially all adverse development on asbestos and environmental reserves subsequent to 2016, up to a $1.5 billion limit, and the other covered adverse development on Navigators Insurers' existing net loss and allocated loss adjustment reserves as of December 31, 2018, up to a $300 limit. Under both agreements, the Company cedes to NICO, a subsidiary of Berkshire Hathaway Inc. ("Berkshire").

Reserving Methods by Line of Business- Apart from Run-off A&E which is discussed in the following section on Property & Casualty Other Operations, below is a general discussion of which reserving methods are preferred by line of business. Because the actuarial estimates are generated at a much finer level of detail than line of business (e.g., by distribution channel, coverage, accident period), other methods than those described for the line of business may also be employed for a coverage and accident year within a line of business. Also, as circumstances change, the methods that are given more weight will change.

Preferred Reserving Methods by Line of Business

Commercial property, homeowners and automobile physical damage	These short-tailed lines are relatively fast-developing and paid and reported development techniques are used. These methods use historical data to generate paid and reported loss development patterns, which are then applied to cumulative paid and reported losses by accident period to estimate ultimate losses. In addition to paid and reported development methods, for the most immature accident months, the Company uses frequency/severity techniques and methods that incorporate the initial expected loss ratio ("ELR"). The advantage of frequency/severity techniques is that frequency estimates are generally more stable and external information can be used to supplement internal data in estimating average severity. In personal lines automobile physical damage, the Company also considers gross loss, salvage and subrogation estimates to project net ultimate losses for recent accident periods.
Personal automobile liability	For personal automobile liability, and bodily injury in particular, in addition to traditional paid and reported development methods, the Company relies on frequency/severity techniques and the initial ELR. The Company generally uses the reported development method for older accident years and a combination of reported development, frequency/severity and the initial ELR for more recent accident years. For older accident periods, reported losses are a good indicator of ultimate losses given the high percentage of ultimate losses reported to date. For more recent periods, where there is more uncertainty and a higher percentage of open and unreported claims, putting some reliance on frequency/severity and initial expectations is prudent. The Company supplements these standard actuarial methods with a comprehensive review of claims diagnostics such as attorney representation, litigation, settlement rates, large loss impacts, and case reserve adequacy. Through reviewing the standard actuarial methods and claims diagnostics, a loss estimate can be calculated that considers these results and the age of the accident year that is being estimated.
Commercial automobile liability	The Company performs a variety of techniques, including the paid and reported development methods and frequency/severity techniques. For older, more mature accident years, the Company primarily uses reported development techniques. For more recent accident years, the Company relies on several methods that incorporate ELR, reported loss development, paid loss development, frequency/severity, case reserve adequacy, and claim settlement rates.
Professional liability	Reported and paid loss development patterns for this line tend to be volatile. Therefore, the Company typically supplements the ELR method and paid and reported development methods with others such as individual claim reviews and frequency and severity techniques.
General liability, bond and large deductible workers' compensation	For these long-tailed lines of business, the Company generally relies on the ELR and paid and reported development techniques. The Company generally weights these techniques together, relying more heavily on the ELR method at early ages of development and shifting more weight onto paid and reported development methods as an accident year matures. The Company also uses various frequency/severity methods aimed at capturing large loss development and in some bond lines individual claim reviews are used.
Workers' compensation	Workers' compensation is the Company's single largest reserve line of business and a wide range of methods are used. Due to the long-tailed nature of workers' compensation, the selection of methods is driven by ELR methods for recent accident years and then, as an accident year matures, shifting first to Bornhuetter-Ferguson methods, then to paid and reported development methods (with more reliance placed on paid methods), and finally to methods that are responsive to the inventory of open claims. Across these techniques, there are adjustments related to changes in emergence patterns across years, projections of future cost inflation, outlier claims, and analysis of larger states.
Marine	For marine liability, the Company generally relies on the ELR, Bornhuetter-Ferguson, and reported development techniques. The Company generally weights these techniques together, relying more heavily on the ELR method at early ages of development and then shifts towards Bornhuetter-Ferguson and then more towards the reported development method as an accident year matures. For marine property segments, the Company relies on Bornhuetter-Ferguson methods for early development ages then shifts to reported development techniques.
Assumed reinsurance and all other	Standard methods, such as ELR, Bornhuetter-Ferguson and reported development techniques are applied. These methods are informed by underlying treaty analyses supporting the ELRs, and cedant data will often inform the loss development patterns. In some instances, reserve indications may also be influenced by information gained from claims and underwriting audits. Policy quarter and policy year loss reserve estimates are then converted to an accident year basis.
Allocated loss adjustment expenses ("ALAE")	For some lines of business (e.g., professional liability, assumed reinsurance, and the acquired Navigators Group book of business), ALAE and losses are analyzed together. For most lines of business, however, ALAE is analyzed separately, using paid development techniques and a ratio of paid ALAE to paid loss applied to loss reserves to estimate unpaid ALAE.
Unallocated loss adjustment expenses ("ULAE")	ULAE is analyzed separately from loss and ALAE. For most lines of business, future ULAE costs to be paid are projected based on an expected claim handling cost per claim year, the anticipated claim closure pattern and the ratio of paid ULAE to paid loss applied to estimated unpaid losses. For some lines, a simplified paid-to-paid approach is used.

The recorded reserve for losses and loss adjustment expenses represents the Company's best estimate of the ultimate settlement amount of unpaid losses and loss adjustment expenses. In applying judgment, the best estimate is selected after considering the estimates derived from a number of actuarial methods, giving more weight to those methods deemed more predictive of ultimate unpaid losses and loss adjustment expenses. The Company does not produce a statistical range or confidence interval of reserve estimates and, since reserving methods with more credibility are given greater weight, the selected best estimate may differ from the mid-point of the various estimates produced by the actuarial methods used.

Assumptions used in arriving at the selected actuarial indications consider a number of factors, including the immaturity of emerged claims in recent accident years, emerging trends in the recent past, and the level of volatility within each line of business.

Adjustments to reserves for prior accident years are referred to as "prior accident year development". Increases in previous estimates of ultimate loss costs are referred to as either an increase in prior accident year reserves or as unfavorable reserve development. Decreases in previous estimates of ultimate loss costs are referred to as either a decrease in prior accident year reserves or as favorable reserve development. Reserve development can influence the comparability of year over year underwriting results.

For a discussion of changes to reserve estimates recorded in 2022, see Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses in the Notes to Consolidated Financial Statements.

Current Trends Contributing to Reserve Uncertainty

The Hartford is a multi-line company in the property and casualty insurance business. The Hartford is, therefore, subject to reserve uncertainty stemming from changes in loss trends and other conditions which could become material at any point in time. As market conditions and loss trends develop, management must assess whether those conditions constitute a long-term trend that should result in a reserving action (i.e., increasing or decreasing reserves).

General liability- Within Commercial Lines and Property & Casualty Other Operations, the Company has exposure to general liability claims, including from bodily injury, property damage and product liability. Reserves for these exposures can be particularly difficult to estimate due to the long development pattern and uncertainty about how cases will settle. In particular, the Company has exposure to bodily injury claims that arise from long-term or continuous exposure to harmful products or substances. Examples include, but are not limited to, pharmaceutical products, silica, talcum powder, per-and polyfluoroalkyl substances ("PFAS"), head injuries and lead paint. The Company also has exposure to claims from construction defects, where property damage or bodily injury from negligent construction is alleged. In addition, the Company has exposure to claims asserted against religious institutions, and other organizations, including the Boy Scouts of America ("BSA"), relating to sexual molestation and sexual abuse. For additional information related to the Company's settlement agreement with the Boy Scouts of America, see Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses in the Notes to Consolidated Financial Statements. State "reviver" statutes, extending statutes of limitations for certain sexual molestation and sexual abuse claims, could result in additional litigation or could result in unexpected sexual molestation and sexual abuse losses. Such exposures may involve potentially long latency periods and may implicate coverage in multiple policy periods, which can raise complex coverage issues with significant effects on the ultimate scope of coverage. Such exposures may also be impacted by insured bankruptcies. These factors make reserves for such claims more uncertain than other bodily injury or property damage claims. With regard to these exposures, the Company monitors trends in litigation, the external environment including legislation, the similarities to other mass torts and the potential impact on the Company's

reserves. The Company also monitors the effects of social inflation, and the impact of increased litigation funding and aggressive trial tactics by plaintiff attorneys, that can introduce the risk of potentially increasing jury awards and an increase in the percentage of litigated claims. Additionally, uncertainty in estimated claim severity causes reserve variability, including the effect of changes in internal claim handling and case reserving practices.

Workers' compensation- Included in both small commercial and middle & large commercial, workers' compensation is the Company's single biggest line of business, and the property and casualty line of business with the longest pattern of loss emergence. To the extent that patterns in the frequency of settlement payments deviate from historical patterns, loss reserve estimates would be less reliable. Medical costs make up approximately 50% of workers' compensation payments. As such, reserve estimates for workers' compensation are particularly sensitive to changes in medical inflation, the changing use of medical care procedures and changes in state legislative and regulatory environments. In addition, a deteriorating economic environment could reduce the ability of an injured worker to return to work and thus lengthen the time a worker receives disability benefits. In National Accounts, reserves for large deductible workers' compensation insurance require estimating losses attributable to the deductible amount that will be paid by the insured; if such losses are not paid by the insured due to financial difficulties, the Company is contractually liable.

We have incurred COVID-19 workers' compensation claims partly due to laws or directives in certain states that require coverage of COVID-19 claims for health care and other essential workers based on a presumption that they contracted the virus while working. For these claims, we have provided IBNR at a higher percentage of ultimate estimated incurred losses than usual as we expect longer claim reporting patterns given the effects of COVID-19.

Commercial Lines automobile- Uncertainty in estimated claim severity causes reserve variability for commercial automobile losses including reserve variability due to changes in internal claim handling and case reserving practices as well as due to changes in the external environment, including but not limited to the impacts of social inflation mentioned in the general liability section above.

Directors' and officers' insurance- Uncertainty regarding the number and severity of security class action suits can result in reserve volatility for directors' and officers' insurance claims. Additionally, the Company's exposure to losses under directors' and officers' insurance policies, both domestically and internationally, is primarily in excess layers, making estimates of loss more complex.

Personal Lines automobile- While claims emerge over relatively shorter periods, estimates can still vary due to a number of factors, including uncertain estimates of frequency and severity trends. Severity trends are affected by changes in internal claim handling and case reserving practices as well as by changes in the external environment, such as due to inflation in labor and materials because of supply chain disruptions affecting repair costs. Severity trends can also be impacted by social inflation whereby increased litigation funding and aggressive trial tactics by plaintiff attorneys can introduce the risk of potentially increasing jury awards and an increase in the percentage of litigated claims. Changes in claim practices increase the uncertainty in the interpretation of case reserve data, which increases the uncertainty in recorded reserve levels. Severity trends have increased in recent accident years, in part driven by more expensive parts associated with new automobile technology, causing additional uncertainty about the reliability of past patterns. In addition, the introduction of new products and class plans has led to a different mix of business by type of insured than the Company experienced in the past. Such changes in mix increase the uncertainty of the reserve projections since historical data and reporting patterns may not be applicable to the new business. More recently, the Company has experienced slower reporting patterns due to lengthened repair times and industry-wide delays, and higher replacement costs due to used vehicle prices and changes in driving behavior that led to a different mix of claims.

Assumed reinsurance- While pricing and reserving processes can be challenging and idiosyncratic for insurance companies, the inherent uncertainties of setting prices and estimating such reserves are even greater for the reinsurer. This is primarily due to the longer time between the date of an occurrence and the reporting of claims to the reinsurer, the diversity of development patterns among different types of reinsurance treaties or contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing pricing and reserving practices among ceding companies. In addition, trends that have affected development of liabilities in the past may not necessarily occur or impact liability development in the same manner or to the same degree in the future. As a result, actual losses and LAE may deviate, perhaps substantially, from the expected estimates.

International business- In addition to several of the line-specific trends listed above, international business may have additional uncertainty due to geopolitical, foreign currency, and trade dispute risks.

Catastrophes- Within Commercial Lines and Personal Lines, the Company is exposed to losses from catastrophe events, primarily for damage to property. Reserves for hurricanes, tropical storms, tornado/hail, wildfires, earthquakes and other catastrophe events are subject to significant uncertainty about the number and average severity of claims arising from those events, particularly in cases where the event occurs near the end of a financial reporting period when there is limited information about the extent of damages. For example, after a catastrophe event, it may take a period of time before we are able to access the impacted areas limiting the ability of our claims adjusting staff to inspect losses, make estimates and determine the damages that are covered by the policy. To estimate catastrophe losses, we consider information from claim notices received to date, third party data, visual images of the affected area where we have exposures and our own historical experience of loss reporting patterns for similar events.

Impact of Key Assumptions on Reserves

As stated above, the Company's practice is to estimate reserves using a variety of methods, assumptions and data elements within its reserve estimation. The Company does not use statistical loss distributions or confidence levels in the process of determining its reserve estimate and, as a result, does not disclose reserve ranges.

Across most lines of business, the most important reserve assumptions are future loss development factors applied to paid or reported losses to date. The trend in loss cost frequency and severity is also a key assumption, particularly in the most recent accident years, where loss development factors are less credible.

The following discussion discloses possible variation from current estimates of loss reserves due to a change in certain key indicators of potential losses. For automobile liability lines in both Personal Lines and Commercial Lines, the key indicator is the annual loss cost trend, particularly the severity trend component of loss costs. For workers' compensation and general liability, loss development patterns are a key indicator, particularly for more mature accident years. For workers' compensation, paid loss development patterns have been impacted by medical cost inflation and other changes in loss cost trends. For general liability, incurred loss development patterns have been impacted by, among other things, emergence of new types of claims (e.g., PFAS claims) and a shift in the mixture between smaller, more routine claims and larger, more complex claims.

Each of the impacts described below is estimated individually, without consideration for any correlation among key indicators or among lines of business. Therefore, it would be inappropriate to take each of the amounts described below and add them together in an attempt to estimate volatility for the Company's reserves in total. For any one reserving line of business, the estimated variation in reserves due to changes in key indicators is a reasonable estimate of potential reserve development that may occur in the future, likely over a period of several calendar years. The variation discussed is not meant to be a worst-case scenario, and, therefore, it is possible that future variation may be more than the amounts discussed below. Moreover, the variation discussed does not represent a statistical range of potential reserve outcomes, and factors exist beyond the key indicators considered which have the potential to drive additional variation to the Company's reserves.

	Possible Change in Key Indicator	Reserves, Net of Reinsurance December 31, 2022	Estimated Range of Potential Reserve Development
Personal Automobile Liability	+/- 2.5 points to the annual assumed change in loss cost severity for the two most recent accident years	$1.4 billion	+/- $70
Commercial Automobile Liability	+/- 2.5 points to the annual assumed change in loss cost severity for the two most recent accident years	$1.2 billion	+/- $30
Workers' Compensation	2% change in paid loss development patterns	$11.7 billion	+/- $400
General Liability	8% change in reported loss development patterns	$5.4 billion	+/- $550

Reserving for Asbestos and Environmental Claims

How A&E Reserves are Set- The process for establishing reserves for asbestos and environmental claims first involves estimating the required reserves gross of ceded reinsurance and then estimating reinsurance recoverables.

In establishing reserves for gross asbestos claims, the Company evaluates its insureds' estimated liabilities for such claims by examining exposures for individual insureds and assessing how coverage applies. The Company considers a variety of factors, including the jurisdictions where underlying claims have been brought, past, pending and anticipated future claim activity, the level of plaintiff demands, disease mix, past settlement values of similar claims, dismissal rates, allocated loss adjustment expense, and potential impact of other defendants being in bankruptcy.

Similarly, the Company reviews exposures to establish gross environmental reserves. The Company considers several factors in estimating environmental liabilities, including historical values of similar claims, the number of sites involved, the insureds' alleged activities at each site, the alleged environmental damage, the respective shares of liability of potentially responsible parties, the appropriateness and cost of remediation, the nature of governmental enforcement activities or mandated remediation efforts and potential impact of other defendants being in bankruptcy.

After evaluating its insureds' probable liabilities for asbestos and/or environmental claims, the Company evaluates the insurance coverage in place for such claims. The Company considers its insureds' total available insurance coverage, including the coverage issued by the Company. The Company also considers relevant judicial interpretations of policy language, the nature of how policy limits are enforced on multi-

year policies and applicable coverage defenses or determinations, if any.

The estimated liabilities of insureds and the Company's exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by the Company's lawyers and is subject to applicable privileges.

For both asbestos and environmental reserves, the Company also analyzes its historical paid and reported losses and expenses year by year, to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and reported activity. The historical losses and expenses are analyzed on both a direct basis and net of reinsurance.

Once the gross ultimate exposure for indemnity and allocated loss adjustment expense is determined for its insureds by each policy year, the Company calculates its ceded reinsurance projection based on any applicable facultative and treaty reinsurance and the Company's experience with reinsurance collections. See the section that follows entitled A&E Adverse Development Cover that discusses the impact the reinsurance agreement with NICO may have on future adverse development of asbestos and environmental reserves, if any.

Uncertainties Regarding Adequacy of A&E Reserves- A number of factors affect the variability of estimates for gross asbestos and environmental reserves including assumptions with respect to the frequency of claims, the average severity of those claims settled with payment, the dismissal rate of claims with no payment, resolution of coverage disputes with our policyholders and the expense to indemnity ratio. Reserve estimates for gross asbestos and environmental reserves are subject to greater variability than reserve estimates for more traditional exposures.

The process of estimating asbestos and environmental reserves remains subject to a wide variety of uncertainties, which are detailed in Note 14 - Commitments and Contingencies of Notes to Consolidated Financial Statements. The Company believes that its current asbestos and environmental reserves are appropriate. Future developments could continue to cause the Company to change its estimates of its gross asbestos and environmental reserves. Losses ceded under the adverse development cover ("A&E ADC") with NICO in excess of the ceded premium paid of $650 have resulted in a deferred gain resulting in a timing difference between when gross reserves are increased and when reinsurance recoveries are recognized. This timing difference results in a charge to net income until such periods when the recoveries are recognized. Consistent with past practice, the Company will continue to monitor its reserves in Property & Casualty Other Operations regularly, including its annual reviews of asbestos liabilities, reinsurance recoverables, the allowance for uncollectible reinsurance, and environmental liabilities. Where future developments indicate, we will make appropriate adjustments to the reserves at that time.

Total P&C Insurance Product Reserves Development

In the opinion of management, based upon the known facts and current law, the reserves recorded for the Company's property and casualty insurance products at December 31, 2022 represent the Company's best estimate of its ultimate liability for unpaid losses and loss adjustment expenses. However, because of the significant uncertainties surrounding reserves, it is possible that management's estimate of the ultimate liabilities for these claims may change in the future and that the required adjustment to currently recorded reserves could be material to the Company's results of operations or liquidity.

Rollforward of Property and Casualty Insurance Product Liabilities for Unpaid Losses and LAE for the Year Ended December 31, 2022

	Commercial Lines	Personal Lines	Property & Casualty Other Operations	Total Property & Casualty Insurance
Beginning liabilities for unpaid losses and loss adjustment expenses, gross	$ 26,906	$ 1,844	$ 2,699	$ 31,449
Reinsurance and other recoverables	4,480	37	1,564	6,081
Beginning liabilities for unpaid losses and loss adjustment expenses, net	22,426	1,807	1,135	25,368
Provision for unpaid losses and loss adjustment expenses				
Current accident year before catastrophes	5,959	1,969	—	7,928
Current accident year ("CAY") catastrophes	441	208	—	649
Prior accident year development ("PYD")	(231)	(13)	280	36
Total provision for unpaid losses and loss adjustment expenses	6,169	2,164	280	8,613
Change in deferred gain on retroactive reinsurance included in the provision for the period but reflected in other liabilities	—	—	(229)	(229)
Payments	(4,684)	(2,142)	(276)	(7,102)
Foreign currency adjustment	(32)	—	—	(32)
Ending liabilities for unpaid losses and loss adjustment expenses, net	23,879	1,829	910	26,618
Reinsurance and other recoverables	4,574	28	1,863	6,465
Ending liabilities for unpaid losses and loss adjustment expenses, gross	$ 28,453	$ 1,857	$ 2,773	$ 33,083
Earned premiums and fee income	$ 10,610	$ 2,979		
Loss and loss expense paid ratio [1]	44.1	71.9		
Loss and loss expense incurred ratio	58.4	73.4		
Prior accident year development (pts) [2]	(2.2)	(0.4)		

[1]The "loss and loss expense paid ratio" represents the ratio of paid losses and loss adjustment expenses to earned premiums and fee income.
[2]"Prior accident year development (pts)" represents the ratio of prior accident year development to earned premiums.

Current Accident Year Catastrophe Losses for the Year Ended December 31, 2022, Net of Reinsurance

	Commercial Lines		Personal Lines		Total	
Wind and hail	$	107	$	104	$	211
Winter storms [1]		163		21		184
Hurricanes and Tropical Storms [2]		74		80		154
Wildfires		—		3		3
Ukraine conflict [3]		23		—		23
Other international		1		—		1
Catastrophes before assumed reinsurance		**368**		**208**		**576**
Global assumed reinsurance business [1] [2] [3]		73		—		73
Total catastrophe losses	$	**441**	$	**208**	$	**649**

[1]Includes losses from Winter Storm Elliott of $167, including $3 in the global assumed reinsurance business. Gross losses from Winter Storm Elliott of $202 were partially offset by a $35 reinsurance recoverable since, under a per occurrence property catastrophe treaty layer covering losses from earthquakes and named storms other than hurricanes and tropical storms, the Company is able to cede 70% of up to $250 in excess of a $100 attachment point subject to a $50 annual aggregate deductible.
[2]Includes losses from Hurricane Ian of $186, net of reinsurance, including $35 of hurricane losses in the global assumed reinsurance business.
[3]Total catastrophe losses resulting from the Ukraine conflict were $27, net of reinsurance, including $4 within global assumed reinsurance, all in the first quarter.

Unfavorable (Favorable) Prior Accident Year Development for the Year Ended December 31, 2022

	Commercial Lines		Personal Lines		Property & Casualty Other Operations		Total Property & Casualty Insurance	
Workers' compensation	$	(204)	$	—	$	—	$	(204)
Workers' compensation discount accretion		36		—		—		36
General liability		25		—		31		56
Marine		2		—		—		2
Package business		(39)		—		—		(39)
Commercial property		(11)		—		—		(11)
Professional liability		(11)		—		—		(11)
Bond		(32)		—		—		(32)
Assumed reinsurance		19		—		—		19
Automobile liability		38		(14)		—		24
Homeowners		—		(1)		—		(1)
Net asbestos and environmental reserves [1]		—		—		—		—
Catastrophes		(60)		(2)		—		(62)
Uncollectible reinsurance		(1)		(2)		6		3
Other reserve re-estimates, net		7		6		14		27
Prior accident year development before change in deferred gain		**(231)**		**(13)**		**51**		**(193)**
Change in deferred gain on retroactive reinsurance included in other liabilities [1]		—		—		229		229
Total prior accident year development	$	**(231)**	$	**(13)**	$	**280**	$	**36**

[1]The year ended December 31, 2022 included $229 of adverse development on net asbestos and environmental reserves that was ceded to NICO but for which the Company recorded a deferred gain on retroactive reinsurance.

Rollforward of Property and Casualty Insurance Product Liabilities for Unpaid Losses and LAE for the Year Ended December 31, 2021

	Commercial Lines	Personal Lines	Property & Casualty Other Operations	Total Property & Casualty Insurance
Beginning liabilities for unpaid losses and loss adjustment expenses, gross	$ 25,058	$ 1,836	$ 2,728	$ 29,622
Reinsurance and other recoverables	4,271	28	1,426	5,725
Beginning liabilities for unpaid losses and loss adjustment expenses, net	20,787	1,808	1,302	23,897
Provision for unpaid losses and loss adjustment expenses				
Current accident year before catastrophes	5,407	1,840	—	7,247
Current accident year catastrophes	496	168	—	664
Prior accident year development [1]	141	(144)	202	199
Total provision for unpaid losses and loss adjustment expenses	6,044	1,864	202	8,110
Change in deferred gain on retroactive reinsurance included in other liabilities [1]	(91)	—	(155)	(246)
Payments	(4,316)	(1,865)	(214)	(6,395)
Foreign currency adjustment	2	—	—	2
Ending liabilities for unpaid losses and loss adjustment expenses, net	22,426	1,807	1,135	25,368
Reinsurance and other recoverables	4,480	37	1,564	6,081
Ending liabilities for unpaid losses and loss adjustment expenses, gross	$ 26,906	$ 1,844	$ 2,699	$ 31,449
Earned premiums and fee income	$ 9,575	$ 2,986		
Loss and loss expense paid ratio [2]	45.1	62.5		
Loss and loss expense incurred ratio	63.4	63.1		
Prior accident year development (pts) [3]	1.5	(4.9)		

[1] Prior accident year development does not include the benefit of a portion of losses ceded under the Navigators and A&E ADCs which, under retroactive reinsurance accounting, is deferred and is recognized over the period the ceded losses are recovered in cash from NICO. For additional information regarding the two adverse development cover reinsurance agreements, refer to Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

[2] The "loss and loss expense paid ratio" represents the ratio of paid losses and loss adjustment expenses to earned premiums and fee income.

[3] "Prior accident year development (pts)" represents the ratio of prior accident year development to earned premiums.

Current Accident Year Catastrophe Losses for the Year Ended December 31, 2021, Net of Reinsurance

	Commercial Lines	Personal Lines	Total
Wind and hail	$ 157	$ 94	$ 251
Winter storms [1]	151	18	169
Hurricanes and Tropical Storms	151	43	194
Wildfires	9	23	32
Losses ceded to the aggregate catastrophe treaty [2]	(29)	(10)	(39)
Catastrophes before assumed reinsurance	439	168	607
Global assumed reinsurance business [3]	57	—	57
Total catastrophe losses	$ 496	$ 168	$ 664

[1] Includes catastrophe losses from the February winter storms in Texas and other areas within Commercial Lines and Personal Lines of $206 and $24, respectively, gross of reinsurance, and $151 and $18, respectively, net of reinsurance under the Company's per occurrence property catastrophe treaty covering events other than earthquakes and named hurricanes and tropical storms. The reinsurance covers 70% of up to $250 of losses in excess of $100 from such events occurring within a seven day time period, subject to a $50 annual aggregate deductible. These recoveries do not inure to the benefit of the aggregate property catastrophe treaty reinsurers. For further information on the treaty, refer to Enterprise Risk Management — Insurance Risk section of this MD&A.

[2] For further information on the aggregate catastrophe treaty, refer to Enterprise Risk Management — Insurance Risk section of this MD&A.

[3] Catastrophe losses incurred on global assumed reinsurance business are not covered under the Company's aggregate property catastrophe treaty. For further information on the treaty, refer to Enterprise Risk Management — Insurance Risk section of this MD&A.

Unfavorable (Favorable) Prior Accident Year Development for the Year Ended December 31, 2021

	Commercial Lines	Personal Lines	Property & Casualty Other Operations	Total Property & Casualty Insurance
Workers' compensation	$ (190)	$ —	$ —	$ (190)
Workers' compensation discount accretion	35	—	—	35
General liability	454	—	—	454
Marine	1	—	—	1
Package business	(91)	—	—	(91)
Commercial property	(26)	—	—	(26)
Professional liability	(2)	—	—	(2)
Bond	(26)	—	—	(26)
Assumed reinsurance	(6)	—	—	(6)
Automobile liability	9	(90)	—	(81)
Homeowners	—	3	—	3
Net asbestos and environmental reserves	—	—	—	—
Catastrophes	(97)	(57)	—	(154)
Uncollectible reinsurance	(5)	—	(1)	(6)
Other reserve re-estimates, net	(6)	—	48	42
Prior accident year development before change in deferred gain	**50**	**(144)**	**47**	**(47)**
Change in deferred gain on retroactive reinsurance included in other liabilities	91	—	155	246
Total prior accident year development	$ **141**	$ **(144)**	$ **202**	$ **199**

Rollforward of Property and Casualty Insurance Product Liabilities for Unpaid Losses and LAE for the Year Ended December 31, 2020

	Commercial Lines	Personal Lines	Property & Casualty Other Operations	Total Property & Casualty Insurance
Beginning liabilities for unpaid losses and loss adjustment expenses, gross	$ 23,363	$ 2,201	$ 2,697	$ 28,261
Reinsurance and other recoverables [1]	4,029	68	1,178	5,275
Beginning liabilities for unpaid losses and loss adjustment expenses, net	**19,334**	**2,133**	**1,519**	**22,986**
Provision for unpaid losses and loss adjustment expenses				
Current accident year before catastrophes	5,493	1,695	—	7,188
Current accident year catastrophes	397	209	—	606
Prior accident year development [2]	44	(438)	258	(136)
Total provision for unpaid losses and loss adjustment expenses	**5,934**	**1,466**	**258**	**7,658**
Change in deferred gain on retroactive reinsurance included in other liabilities [2]	(102)	—	(210)	(312)
Payments	(4,348)	(1,791)	(265)	(6,404)
Net reserves transferred to liabilities held for sale	(45)	—	—	(45)
Foreign currency adjustment	14	—	—	14
Ending liabilities for unpaid losses and loss adjustment expenses, net	**20,787**	**1,808**	**1,302**	**23,897**
Reinsurance and other recoverables	4,271	28	1,426	5,725
Ending liabilities for unpaid losses and loss adjustment expenses, gross	$ 25,058	$ 1,836	$ 2,728	$ 29,622
Earned premiums and fee income	$ 8,940	$ 3,042		
Loss and loss expense paid ratio [3]	48.6	58.9		
Loss and loss expense incurred ratio	66.5	48.7		
Prior accident year development (pts) [4]	0.5	(14.6)		

[1] Includes a cumulative effect adjustment of $1 and $(1) for Commercial Lines and Property & Casualty Other Operations respectively, representing an adjustment to the ACL recorded on adoption of accounting guidance for credit losses on January 1, 2020. See Note 1 - Basis of Presentation and Significant Accounting Policies of Notes to Consolidated Financial Statements for further information.

[2] Prior accident year development does not include the benefit of a portion of losses ceded under the Navigators and A&E ADCs which, under retroactive reinsurance accounting, is deferred and is recognized over the period the ceded losses are recovered in cash from NICO. For additional information regarding the two adverse development cover reinsurance agreements, refer to Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

[3] The "loss and loss expense paid ratio" represents the ratio of paid losses and loss adjustment expenses to earned premiums and fee income.

[4] "Prior accident year development (pts)" represents the ratio of prior accident year development to earned premiums.

Current Accident Year Catastrophe Losses for the Year Ended December 31, 2020, Net of Reinsurance

	Commercial Lines	Personal Lines	Total
Wind and hail	$ 167	$ 97	$ 264
Civil Unrest	105	—	105
Hurricanes and Tropical Storms	96	51	147
Wildfires	21	61	82
Other	8	—	8
Total catastrophe losses	$ 397	$ 209	$ 606

In December, 2019, the judge overseeing the bankruptcy of PG&E Corporation and Pacific Gas and Electric Company ("PG&E") approved an $11 billion settlement of insurance subrogation claims to resolve all such claims arising from the 2017 Northern California wildfires and 2018 Camp wildfire. That settlement was contingent upon, among other things, the judge entering an order confirming PG&E's chapter 11 bankruptcy plan ("PG&E Plan") incorporating the settlement agreement. On June 20, 2020, the bankruptcy court judge approved the PG&E Plan and PG&E subsequently transferred the $11 billion settlement amount to a trust designed to allocate and distribute the settlement among subrogation holders, including certain of the Company's insurance subsidiaries. In the second quarter of 2020, the Company recorded an estimated $289 subrogation benefit though the ultimate amount it collects will depend on how the Company's ultimate paid claims subject to subrogation

compare to other insurers' ultimate paid claims subject to subrogation. In 2020, the Company received distributions, net of attorney costs, of $227.

Unfavorable (Favorable) Prior Accident Year Development for the Year Ended December 31, 2020

	Commercial Lines	Personal Lines	Property & Casualty Other Operations	Total Property & Casualty Insurance
Workers' compensation	$ (110)	$ —	$ —	$ (110)
Workers' compensation discount accretion	35	—	—	35
General liability	237	—	—	237
Marine	3	—	—	3
Package business	(58)	—	—	(58)
Commercial property	(4)	—	—	(4)
Professional liability	(14)	—	—	(14)
Bond	(19)	—	—	(19)
Assumed reinsurance	(6)	—	—	(6)
Automobile liability	27	(61)	—	(34)
Homeowners	—	7	—	7
Net asbestos and environmental reserves	—	—	(2)	(2)
Catastrophes	(149)	(380)	—	(529)
Uncollectible reinsurance	—	—	(8)	(8)
Other reserve re-estimates, net	—	(4)	58	54
Total prior accident year development	**(58)**	**(438)**	**48**	**(448)**
Change in deferred gain on retroactive reinsurance included in other liabilities	102	—	210	312
Total prior accident year development	**$ 44**	**$ (438)**	**$ 258**	**$ (136)**

For discussion of the factors contributing to unfavorable (favorable) for the prior accident year reserve development 2022, 2021, and 2020 periods, refer to Note 11 - Reserve for

Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

PROPERTY & CASUALTY OTHER OPERATIONS

Net reserves and reserve activity in Property & Casualty Other Operations are categorized and reported as asbestos, environmental, and "all other". The "all other" category of reserves covers a wide range of insurance and assumed reinsurance coverages, including, but not limited to, potential liability for construction defects, lead paint, silica, pharmaceutical products, head injuries, sexual molestation and sexual abuse and other long-tail liabilities. In addition to various insurance and assumed reinsurance exposures, "all other" includes unallocated loss adjustment expense reserves. "All other" also includes the Company's allowance for uncollectible reinsurance. When the Company commutes a ceded reinsurance contract or settles a ceded reinsurance dispute, net reserves for the related cause of loss (including asbestos, environmental or all other) are increased for the portion of the

allowance for uncollectible reinsurance attributable to that commutation or settlement.

Asbestos and Environmental Reserves

The vast majority of the Company's exposure to A&E relates to policy coverages provided prior to 1986 and is reported within the P&C Other Operations segment ("Run-off A&E"). In addition, since 1986, the Company has written asbestos and environmental exposures under general liability policies and pollution liability under homeowners policies, which are reported in the Commercial Lines and Personal Lines segments, respectively.

Run-off A&E Summary as of December 31, 2022

	Asbestos	Environmental	Total Run-off A&E
Gross			
Direct	$ 1,316	$ 373	$ 1,689
Assumed Reinsurance	458	64	522
Total	1,774	437	2,211
Ceded- other than NICO	(476)	(63)	(539)
Total net reserves, before ceded losses to NICO	$ 1,298	$ 374	1,672
Ceded - NICO A&E ADC "Run-off" [1]			(1,282)
Net			$ 390

[1]Including $1,282 of ceded losses for Run-off A&E and a $38 reduction in ceded losses for Commercial Lines and Personal Lines, cumulative net incurred losses of $1,244 have been ceded to NICO under an adverse development cover reinsurance agreement. See the section that follows entitled A&E Adverse Development Cover for additional information.

Rollforward of Run-off A&E Losses and LAE

	Asbestos	Environmental	Total Run-off A&E
2022			
Beginning net reserves before reinsurance recoverable from NICO	$ 1,263	$ 394	$ 1,657
Losses and loss adjustment expenses incurred before ceding to NICO A&E ADC	161	68	229
Losses and loss adjustment expenses paid	(128)	(89)	(217)
Reclassification of allowance for uncollectible reinsurance [1]	2	1	3
Ending net reserves before reinsurance recoverable from NICO	$ 1,298	$ 374	1,672
Reinsurance recoverable from NICO A&E ADC			(1,282)
Ending net reserves			$ 390
2021			
Beginning net reserves before reinsurance recoverable from NICO	$ 1,268	$ 419	$ 1,687
Losses and loss adjustment expenses incurred before ceding to NICO A&E ADC	104	51	155
Losses and loss adjustment expenses paid	(112)	(76)	(188)
Reclassification of allowance for uncollectible reinsurance [1]	3	—	3
Ending net reserves before reinsurance recoverable from NICO	$ 1,263	$ 394	1,657
Reinsurance recoverable from NICO A&E ADC			(1,053)
Ending net reserves			$ 604
2020			
Beginning net reserves before reinsurance recoverable from NICO	$ 1,308	$ 346	$ 1,654
Losses and loss adjustment expenses incurred before ceding to NICO A&E ADC	130	106	236
Losses and loss adjustment expenses paid	(172)	(33)	(205)
Reclassification of allowance for uncollectible reinsurance [1]	2	—	2
Ending net reserves before reinsurance recoverable from NICO	$ 1,268	$ 419	1,687
Reinsurance recoverable from NICO A&E ADC			(898)
Ending liability — net			$ 789

[1]Related to the reclassification of an allowance for uncollectible reinsurance from the "all other" category of P&C Other Operations reserves.

A&E Adverse Development Cover

Effective December 31, 2016, the Company entered into an A&E ADC reinsurance agreement with NICO, a subsidiary of Berkshire, to reduce uncertainty about potential adverse development. Under the A&E ADC, the Company paid a reinsurance premium of $650 for NICO to assume adverse net loss and allocated loss adjustment expense reserve development up to $1.5 billion above the Company's existing net A&E reserves as of December 31, 2016 of approximately $1.7 billion, including both Run-off A&E and A&E reserves in Commercial Lines and Personal Lines. The $650 reinsurance premium was placed in a collateral trust account as security for NICO's claim payment obligations to the Company. The Company has retained the risk of collection on amounts due from other third-party reinsurers and continues to be responsible for claims handling and other administrative services, subject to certain conditions. The A&E ADC covers substantially all the Company's A&E reserve development up to the reinsurance limit.

Under retroactive reinsurance accounting, net adverse A&E reserve development after December 31, 2016 results in an offsetting reinsurance recoverable up to the $1.5 billion limit. Cumulative ceded losses up to the $650 reinsurance premium paid have been recognized as a dollar-for-dollar offset to direct losses incurred. Cumulative ceded losses exceeding the $650 reinsurance premium paid have resulted in a deferred gain. As of December 31, 2022, the Company has incurred a cumulative $1,244 in adverse development on A&E reserves that have been ceded under the A&E ADC treaty with NICO, including $1,282 for Run-off A&E reserves, partially offset by a $38 reduction for A&E reserves in Commercial Lines and Personal Lines. As such, $256 of coverage is available for future adverse net reserve development, if any. As a result, the Company has recorded a $594 deferred gain within other liabilities, representing the difference between the reinsurance recoverable of $1,244 and ceded premium paid of $650. The deferred gain is recognized over the claim settlement period in the proportion of the amount of cumulative ceded losses collected from the reinsurer to the estimated ultimate reinsurance recoveries. Consequently, until periods when the deferred gain is recognized as a benefit to earnings, cumulative adverse development of asbestos and environmental claims will result in charges against earnings, which may be significant.

Net and Gross Survival Ratios

Net and gross survival ratios are a measure of the quotient of the carried reserves divided by average annual payments (net of reinsurance and on a gross basis) and is an indication of the number of years that carried reserves would last (i.e. survive) if future annual payments were consistent with the calculated historical average.

Since December 31, 2016, asbestos and environmental net reserves have been declining since all adverse development has been ceded to NICO, up to a limit of $1.5 billion, and the deferred gain on retroactive reinsurance has been recorded within other liabilities rather than in net loss and loss adjustment expense reserves. Recoveries from NICO will not be collected until the Company has cumulative loss payments of more than the attachment point of $1.7 billion which was based on the carrying value of net reserves as of December 31, 2016. Accordingly, the payment of losses without any current collection of recoveries from NICO has reduced the Company's net loss reserves which decreases the net survival ratios such that, unadjusted, the net survival ratios would not be representative of the true number of years of average loss payments covered by the reserves. Therefore, the net survival ratios presented in the table below are calculated before considering the effect of the A&E ADC reinsurance agreement but net of other reinsurance in place.

Net and Gross Survival Ratios

	Asbestos	Environmental
One year net survival ratio	10.1	4.1
Three year net survival ratio	9.3	5.7
One year gross survival ratio	11.0	4.0
Three year gross survival ratio	9.3	5.2

Run-off A&E Paid and Incurred Losses and LAE Development

	Asbestos		Environmental		Total A&E	
	Paid Losses & LAE	Incurred Losses & LAE	Paid Losses & LAE	Incurred Losses & LAE	Paid Losses & LAE	Incurred Losses & LAE
2022						
Gross	$ 160	$ 227	$ 106	$ 80	$ 266	$ 307
Ceded- other than NICO	(32)	(66)	(17)	(12)	(49)	(78)
Net - Gross of ADC	$ 128	$ 161	$ 89	$ 68	217	229
Ceded - NICO A&E ADC					—	(229)
Net					$ 217	$ —
2021						
Gross	$ 157	$ 148	$ 109	$ 55	$ 266	$ 203
Ceded- other than NICO	(45)	(44)	(33)	(4)	(78)	(48)
Net - Gross of ADC	$ 112	$ 104	$ 76	$ 51	188	155
Ceded - NICO A&E ADC					—	(155)
Net					$ 188	$ —
2020						
Gross	$ 252	$ 170	$ 40	$ 141	$ 292	$ 311
Ceded- other than NICO	(80)	(40)	(7)	(35)	(87)	(75)
Net - Gross of ADC	$ 172	$ 130	$ 33	$ 106	205	236
Ceded - NICO A&E ADC					—	(238)
Net					$ 205	$ (2)

Annual Reserve Reviews
Review of Asbestos and Environmental Reserves

The Company performs its regular comprehensive annual review of asbestos and environmental reserves in the fourth quarter, including both Run-off A&E (P&C Other Operations) and asbestos and environmental reserves included in Commercial Lines and Personal Lines. As part of the evaluation of asbestos and environmental reserves in the fourth quarter of 2022, the Company reviewed all of its open direct domestic insurance accounts exposed to asbestos and environmental liability, as well as assumed reinsurance accounts.

2022 comprehensive annual reviews

As a result of the 2022 fourth quarter review, the Company increased estimated asbestos reserves before NICO reinsurance by $162, including $161 in P&C Other Operations, primarily driven by an increase in the Company's share of liability due to insolvencies and cost sharing agreements, an increase in claim settlement rates, and higher claim settlement values and defense costs. The increase in asbestos reserves was offset by a $162 reinsurance recoverable under the NICO treaty.

As a result of the 2022 fourth quarter review, the Company increased estimated environmental reserves before NICO reinsurance by $67, including $68 in P&C Other Operations, primarily due to increased estimates of liability for PFAS exposure, the resolution of one large mining account, higher environmental site cleanup and monitoring costs, and higher legal expenses. The increase in environmental reserves was offset by a $67 reinsurance recoverable under the NICO treaty.

The total $229 increase in asbestos and environmental reserves in P&C Other Operations was offset by a $229 reinsurance recoverable under the NICO treaty. Since cumulative losses ceded to the A&E ADC exceed the $650 of ceded premium paid, the Company recognized a $229 increase in deferred gain on retroactive reinsurance, resulting in the Company recording a charge to earnings of $229 in 2022.

2021 comprehensive annual reviews

As a result of the 2021 fourth quarter review, the Company increased estimated asbestos reserves before NICO reinsurance by $106, including $104 in P&C Other Operations, primarily due to an increase in claim settlement rates, claim settlement values, and defense costs, which more than offset the impact of a decline in claim filing frequency. Also contributing was an increase in the Company's estimated share of liability under pending or potential cost sharing agreements and settlements. The increase in asbestos reserves was offset by a $106 reinsurance recoverable under the NICO treaty.

As a result of the 2021 fourth quarter review, the Company increased estimated environmental reserves before NICO reinsurance by $49, including $51 in P&C Other Operations, primarily due to the settlement of a large coal ash remediation claim, an increase in legal defense costs and higher site remediation costs. The increase in environmental reserves was offset by a $49 reinsurance recoverable under the NICO treaty.

The total $155 increase in asbestos and environmental reserves in P&C Other Operations was offset by a $155 reinsurance recoverable under the NICO treaty. Since cumulative losses ceded to the A&E ADC exceed the $650 of ceded premium paid, the Company recognized a $155 increase in deferred gain on retroactive reinsurance, resulting in the Company recording a charge to earnings of $155 in 2021.

For information regarding the 2020 comprehensive annual review, refer to Part 2, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in The Hartford's 2021 Annual Report.

Major Categories of Asbestos Accounts

Direct asbestos exposures include both Known and Unallocated Direct Accounts.

- **Known Direct Accounts-** includes both Major Asbestos Defendants and Non-Major Accounts, and represent approximately 72% of the Company's total Direct gross asbestos reserves as of December 31, 2022 compared to approximately 71% as of December 31, 2021. Major Asbestos Defendants have been defined as the "Top 70" accounts in Tillinghast's published Tiers 1 and 2 and Wellington accounts, while Non-Major accounts are comprised of all other direct asbestos accounts and largely represent smaller and more peripheral defendants. Major Asbestos Defendants have the fewest number of asbestos accounts.

- **Unallocated Direct Accounts-** includes an estimate of the reserves necessary for asbestos claims related to direct insureds that have not previously tendered asbestos claims to the Company and exposures related to liability claims that may not be subject to an aggregate limit under the applicable policies. These exposures represent approximately 28% of the Company's Direct gross asbestos reserves as of December 31, 2022 compared to approximately 29% as of December 31, 2021.

Review of "All Other" Reserves in Property & Casualty Other Operations

Prior year development on all other reserves resulted in increases of $51, $47 and $50, respectively for calendar years 2022, 2021 and 2020. Included in the 2022 adverse reserve development was an increase in ULAE reserves and an increase in reserves from reallocating a portion of general liability reserves from Commercial Lines to P&C Other Operations related to sexual molestation and sexual abuse claims. The reallocated reserves relate to excess liability policies written by a legal entity in P&C Other Operations for amounts owed to claimants under the agreement in principle reached with the BSA on sexual molestation and sexual abuse claims in third quarter 2021. In total for the Company, there was no change in the liability for settlement amounts owed on the BSA claims in the 2022 period. The increase in reserves for ULAE was primarily due to an increase in expected aggregate claim handling costs associated with asbestos and environmental claims.

The Company provides an allowance for uncollectible reinsurance, reflecting management's best estimate of reinsurance cessions that may be uncollectible in the future due to reinsurers' unwillingness or inability to pay. In performing its assessment, the Company evaluates the collectibility of the reinsurance recoverables and the adequacy of the allowance for uncollectible reinsurance associated with older, long-term casualty liabilities reported in Property & Casualty Other Operations. In conducting these evaluations, the Company used its most recent detailed evaluations of ceded liabilities reported in the segment. The Company analyzed the overall credit quality of the Company's reinsurers, recent trends in arbitration and litigation outcomes in disputes between cedants and reinsurers, and recent developments in commutation activity between reinsurers and cedants. As of 2022, 2021, and 2020 the allowance for uncollectible reinsurance for Property & Casualty Other Operations totaled $56, $53 and $60, respectively. Due to the inherent uncertainties as to collection and the length of time before reinsurance recoverables become due, particularly for older, long-term casualty liabilities, it is possible that future adjustments to the Company's reinsurance recoverables, net of the allowance, could be required.

IMPACT OF RE-ESTIMATES ON PROPERTY & CASUALTY INSURANCE PRODUCT RESERVES

Estimating property and casualty insurance product reserves uses a variety of methods, assumptions and data elements. Ultimate losses may vary materially from the current estimates. Many factors can contribute to these variations and the need to change the previous estimate of required reserve levels. Prior accident year reserve development is generally due to the emergence of additional facts that were not known or anticipated at the time of the prior reserve estimate and/or due to changes in interpretations of information and trends.

The table below shows the range of annual reserve re-estimates experienced by The Hartford over the past ten years. The range of prior accident year development shown in the table below is net of losses ceded, including losses ceded under two adverse development cover reinsurance agreements with NICO that are accounted for as a deferred gain on retroactive reinsurance. The amount of prior accident year development (as shown in the reserve rollforward) for a given calendar year is expressed as a percent of the beginning calendar year reserves, net of reinsurance. The ranges presented are significantly influenced by the facts and circumstances of each particular year and by the fact that only the last ten years are included in the range. Accordingly, these percentages are not intended to be a prediction of the range of possible future variability. For further discussion of the potential for variability in recorded loss reserves, see Preferred Reserving Methods by Line of Business and Impact of Key Assumptions on Reserves sections.

Range of Prior Accident Year Unfavorable (Favorable) Development for the Ten Years Ended December 31, 2022

	Commercial Lines	Personal Lines	Property & Casualty Other Operations	Total Property & Casualty [1]
Annual range of prior accident year unfavorable (favorable) development for the ten years ended December 31, 2022	(1.3%) - 0.6%	(20.5%) - 8.3%	0.9% - 9.8%	(1.9%) -2. 4%

[1]Excluding the reserve increases for asbestos and environmental reserves, over the past ten years, reserve re-estimates for total property and casualty insurance ranged from (1.9%) to 1.0%.

The potential variability of the Company's property and casualty insurance product reserves would normally be expected to vary by segment and the types of loss exposures insured by those segments. Illustrative factors influencing the potential reserve variability for each of the segments are discussed under Critical Accounting Estimates for Property & Casualty Insurance Product Reserves and Asbestos and Environmental Reserves. See the section entitled Property & Casualty Other Operations, Annual Reserve Reviews about the impact that the A&E ADC retroactive reinsurance agreement with NICO has on net reserve changes of asbestos and environmental reserves.

The following table summarizes the effect of reserve re-estimates, net of reinsurance, on calendar year operations for the ten-year period ended December 31, 2022. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. The amounts in the total column on the far right represent the cumulative reserve re-estimates during the ten year period ended December 31, 2022 for the indicated accident year in each row. This table does not include Navigators Group reserve re-estimates for periods prior to the acquisition of the business on May 23, 2019.

Effect of Net Reserve Re-estimates on Calendar Year Operations

| | Calendar Year | | | | | | | | | | |
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
By Accident Year											
2012 & Prior	$ 192	$ 326	$ 307	$ 275	$ 81	$ (41)	$ 4	$ 252	$ 555	$ 36	$1,987
2013		(98)	(43)	(29)	(33)	(2)	(26)	(15)	(35)	(10)	(291)
2014			(14)	20	(19)	(54)	(29)	(28)	(59)	(23)	(206)
2015				191	(41)	(93)	19	(16)	(70)	(23)	(33)
2016					(29)	14	(11)	(38)	(83)	(41)	(188)
2017						9	(116)	(204)	(111)	(101)	(523)
2018							78	(307)	(96)	22	(303)
2019								(92)	(47)	39	(100)
2020									(101)	(101)	(202)
2021										9	9
Increase (decrease) in net reserves [1]	192	228	250	457	(41)	(167)	(81)	(448)	(47)	(193)	150
Change in deferred gain on retroactive reinsurance included in other liabilities								312	246	229	
Total unfavorable (favorable) prior accident year development								$ (136)	$ 199	$ 36	

[1]Increase (decrease) in net reserves by accident year in the above table is net of losses ceded, including losses ceded under two adverse development cover reinsurance agreements with NICO accounted for as a deferred gain on retroactive reinsurance. One agreement covers substantially all A&E reserve development for 2016 and prior accident years (the "A&E ADC") up to an aggregate limit of $1.5 billion and the other covered substantially all reserve development of Navigators Insurance Company and certain of its affiliates for 2018 and prior accident years ("Navigators ADC") up to an aggregate limit of $300. For calendar years before 2017, the 2012 and prior accident year development includes adverse development for A&E reserves. For additional information regarding the two adverse development cover reinsurance agreements, refer to Note 11 – Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

The commentary below explains, by accident year, the total prior accident year development recognized over the past 10 years.

Accident year 2012 and Prior

The net increases in estimates of ultimate losses for accident years 2012 and prior were driven mostly by increased reserves for asbestos and environmental reserves, and also by increased estimates for customs bonds, sexual molestation and sexual abuse and other mass torts claims. Also contributing was an increase in commercial automobile liability, offset by favorable development in personal automobile liability.

Accident year 2013

Estimates of ultimate losses were decreased for the 2013 accident year due to favorable frequency and/or medical severity trends for workers' compensation and favorable professional liability claim emergence. Favorable emergence of property lines of business, including catastrophes, for the 2013 accident year, was partially offset by increased reserves in automobile liability due to increased severity of large claims.

Accident years 2014 and 2015

Changes in estimates of ultimate losses for accident years 2014 and 2015 were largely driven by favorable frequency and medical severity trends for workers' compensation, partially offset by unfavorable frequency and severity trends for personal and commercial automobile liability and increased severity of liability claims on package business.

Accident year 2016

Estimates of ultimate losses were decreased for the 2016 accident year largely due to reserve decreases on workers' compensation, bond and personal automobile liability due to lower estimated severity, partially offset by unfavorable reserve

estimates for higher hazard general liability exposures due to increased frequency and severity trends, higher estimated severity in middle & large commercial and on the acquired Navigators Group book of business related to U.S. construction, premises liability, products liability and excess casualty.

Accident year 2017

Ultimate loss estimates were decreased for the 2017 accident year mainly due to release of reserves related to catastrophes, lower reserve estimates in personal automobile liability due to emergence of lower estimated severity and lower reserve estimates for workers' compensation related to lower than previously estimated claim severity, partially offset by increases in estimates of ultimate losses in general liability and bond. Partially offsetting was an increase to general liability reserves that was related to high hazard exposures which experienced increased frequency and severity trends.

Accident year 2018

Ultimate loss estimates were decreased for the 2018 accident year mainly due to reduction in estimated catastrophe reserves for California wildfires and for various wind and hail events. Reserve estimates were also reduced, to a lesser extent, for personal automobile liability and workers' compensation which decreased due to lower than previously expected claim severity. These reserve decreases were partially offset by increases in commercial automobile liability and general liability. Commercial automobile liability reserve increases were related to higher estimated severity on middle & large commercial claims. Increases in general liability reserves for middle market and complex liability claims were also largely due to higher than previously expected severity.

Accident year 2019

Ultimate loss estimates were decreased for the 2019 accident year mainly due to favorable emergence of property lines of business, primarily related to catastrophes. In addition, reduced reserve estimates for personal automobile liability were largely offset by higher reserve estimates for commercial automobile liability.

Accident year 2020

Ultimate loss estimates were decreased for the 2020 accident year mainly due to favorable emergence of property lines of

business, inclusive of catastrophes. Reserve estimates were also reduced, to a lesser extent, for personal automobile liability due to lower estimated severity and for professional liability.

Accident year 2021

There were no significant changes in ultimate loss estimates.

GROUP BENEFIT RESERVES, NET OF REINSURANCE

The Company establishes reserves for group life and accident & health contracts, including long-term disability coverage, for both reported claims and claims related to insured events that the Company estimates have been incurred but have not yet been reported. As long-term disability reserves are long-tail claim liabilities, they are discounted because the payment pattern and the ultimate costs are reasonably fixed and determinable on an individual claim basis. The Company held $6,535 and $6,437 of LTD unpaid losses and loss adjustment expenses, net of reinsurance, as of December 31, 2022 and 2021, respectively.

Reserving Methodology

How Reserves are Set - A Disabled Life Reserve ("DLR") is calculated for each LTD claim. The DLR for each claim is the expected present value of all future benefit payments starting with the known monthly gross benefit which is reduced for estimates of the expected claim recovery due to return to work or claimant death, offsets from other income including offsets from Social Security benefits, and discounting where the discount rate is tied to expected investment yield at the time the claim is incurred. Estimated future benefit payments represent the monthly income benefit that is paid until recovery, death or expiration of benefits. Claim recoveries are estimated based on claim characteristics such as age and diagnosis and represent an estimate of benefits that will terminate, generally as a result of the claimant returning to work or being deemed able to return to work. For claims recently closed due to recovery, a portion of the DLR is retained for the possibility that the claim reopens upon further evidence of disability. In addition, a reserve for estimated unpaid claim expenses is included in the DLR.

The DLR also includes a liability for potential payments to pending claimants beyond the elimination period who have not yet been approved for LTD. In these cases, the present value of future benefits is reduced for the likelihood of claim denial based on Company experience.

Estimates for IBNR claims are made by applying completion factors to expected emerged experience by line of business. Included within IBNR are bulk reserves for claims reported but still within the waiting period until benefits are paid, typically 3 or 6 months depending on the contract. Completion factors are derived from standard actuarial techniques using triangles that display historical claim count emergence by incurral month. These estimates are reviewed for reasonableness and are adjusted for current trends and other factors expected to cause a change in claim emergence. The reserves include an estimate of unpaid claim expenses, including a provision for the cost of initial set-up of the claim once reported.

For all products, including LTD, there is a period generally ranging from two to twelve months, depending on the product and line of business, where emerged claims for an incurral year are not yet credible enough to be a basis for estimating reserves. In these cases, the ultimate loss is estimated using earned premium multiplied by an expected loss ratio based on pricing assumptions of claim incidence, claim severity, and earned pricing.

Impact of Key Assumptions on Reserves

The key assumptions affecting long-term disability, which is the largest reserve within Group Benefits, include:

Discount Rate - The discount rate is the interest rate at which expected future claim cash flows are discounted to determine the present value. A higher selected discount rate results in a lower reserve. If the discount rate is higher than our future investment returns, our invested assets will not earn enough investment income to cover the discount accretion on our claim reserves which would negatively affect our profits. For each incurral year, the discount rates are estimated based on investment yields expected to be earned net of investment expenses. The incurral year is the year in which the claim is incurred and the estimated settlement pattern is determined. Once established, discount rates for each incurral year are unchanged except that LTD reserves assumed from the acquisition of Aetna's U.S. group life and disability business are all discounted using rates as of the November 1, 2017 acquisition date. The weighted average discount rate on LTD reserves was 3.2% and 3.3% in 2022 and 2021, respectively. Had the discount rate for each incurral year been 10 basis points lower at the time they were established, our LTD unpaid loss and loss adjustment expense reserves would be higher by $28, before tax, as of December 31, 2022.

Claim Termination Rates (inclusive of mortality, recoveries, and expiration of benefits) - Claim termination rates are an estimate of the rate at which claimants will cease receiving benefits during a given calendar year. Terminations result from a number of factors, including death, recoveries and expiration of benefits. The probability that benefits will terminate in each future month for each claim is estimated using a predictive model that uses past Company experience, contract provisions, job characteristics and other claimant-specific characteristics such as diagnosis, time since disability began, and age. Actual claim termination experience will vary from period to period. Over the past 10 years, claim termination rates for a single incurral year have generally increased and have ranged from 7% below to 6% above current assumptions over that time period. For a single recent incurral year (such as 2022), a one percent decrease in our assumption for LTD claim termination rates would increase our reserves by $11. For all incurral years combined, as of December 31, 2022, a one percent decrease in our assumption for our LTD claim termination rates would increase our Group Benefits unpaid losses and loss adjustment expense reserves by $25.

Impact of COVID-19 on 2022 Results of Operations

Within Group Benefits, the Company experienced excess mortality in its group life business of $160 in 2022, primarily caused by direct and indirect impacts of COVID-19. Within the group disability business, in 2022 the Company recognized $12 of COVID-19 related losses from short-term disability claims.

Current Trends Contributing to Reserve Uncertainty

While we have not seen a significant change in claim recovery patterns to date due to COVID-19, we have observed delays in the Social Security Administration's processing of disability claims. Other potential pandemic-related risks, such as delays in medical care or return-to-work and the emerging risk of long-COVID symptoms are being monitored. Also, if we have a downturn in the economy, we could experience an increase in claim incidence on long-term disability claims.

By investing in fixed income securities of similar duration to our liabilities, we hedge our interest rate exposure over a three year period at the time we price and sell long-term disability policies given average three year rate guarantees. Our weighted average discount rate assumption for the 2022 incurral year is down from that of the 2021 incurral year.

EVALUATION OF GOODWILL FOR IMPAIRMENT

Goodwill balances are reviewed for impairment at least annually, or more frequently if events occur or circumstances change that would indicate that a triggering event for a potential impairment has occurred. The recognition and measurement of goodwill impairment is based on the excess of the carrying value of the reporting unit over its estimated fair value, up to the amount of the reporting unit's goodwill.

The estimated fair value of each reporting unit incorporates multiple inputs into discounted cash flow calculations including assumptions that market participants would make in valuing the reporting unit. Assumptions include levels of economic capital, future business growth, earnings projections, assets under management for Hartford Funds and the weighted average cost of capital used for purposes of discounting. Decreases in business growth, decreases in earnings projections and

increases in the weighted average cost of capital will all cause a reporting unit's fair value to decrease, increasing the possibility of impairment.

A reporting unit is defined as an operating segment or one level below an operating segment. The Company's reporting units for which goodwill has been allocated consist of Commercial Lines, Personal Lines, Group Benefits and Hartford Funds.

The annual goodwill assessment for the reporting units was completed as of October 31, 2022, and resulted in no write-downs of goodwill for the year ended December 31, 2022. All reporting units passed the annual impairment test with a significant margin. For information on goodwill see Note 10 - Goodwill & Other Intangible Assets of Notes to Consolidated Financial Statements.

VALUATION OF INVESTMENTS AND DERIVATIVE INSTRUMENTS

Fixed Maturities, Equity Securities, Short-term Investments, and Derivatives

The Company generally determines fair values using valuation techniques that use prices, rates, and other relevant information evident from market transactions involving identical or similar instruments. Valuation techniques also include, where appropriate, estimates of future cash flows that are converted into a single discounted amount using current market expectations. The Company uses a "waterfall" approach comprised of the following pricing sources which are listed in priority order: quoted prices, prices from third-party pricing services, internal matrix pricing, and independent broker quotes. The fair values of derivative instruments are determined primarily using a discounted cash flow model or option model technique and incorporate counterparty credit risk. In some cases, quoted market prices for exchange-traded transactions and transactions cleared through central clearing houses ("OTC-cleared") may be used and in other cases independent broker quotes may be used. For further discussion, see the

Fixed Maturities, Equity Securities, Short-term Investments and Derivatives section in Note 4 - Fair Value Measurements of Notes to Consolidated Financial Statements.

Evaluation of Credit Losses on Fixed Maturities, AFS and ACL on Mortgage Loans

Each quarter, a committee of investment and accounting professionals evaluates investments to determine if a credit loss is present for fixed maturities, AFS or an ACL is required for mortgage loans. This evaluation is a quantitative and qualitative process, which is subject to risks and uncertainties. For further discussion of the accounting policies, see the Significant Investment Accounting Policies Section in Note 1 - Basis of Presentation and Significant Accounting Policies of Notes to Consolidated Financial Statements. For a discussion of credit losses recorded, see the Credit Losses on Fixed Maturities, AFS and Intent-to-Sell Impairments and ACL on Mortgage Loans sections within the Investment Portfolio Risks and Risk Management section of the MD&A.

CONTINGENCIES RELATING TO CORPORATE LITIGATION AND REGULATORY MATTERS

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

The Company has a quarterly monitoring process involving legal and accounting professionals. Legal personnel first identify outstanding corporate litigation and regulatory matters posing a reasonable possibility of loss. These matters are then jointly reviewed by accounting and legal personnel to evaluate the facts and changes since the last review in order to determine if a provision for loss should be recorded or adjusted, the amount that should be recorded, and the appropriate disclosure. The outcomes of certain contingencies currently being evaluated by the Company, which relate to corporate litigation and regulatory matters, are inherently difficult to predict, and the reserves that have been established for the estimated settlement amounts are subject to significant changes. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for estimated losses, will not be material to the consolidated financial condition of the Company. In view of the uncertainties regarding the outcome of these matters, as well as the tax-deductibility of payments, it is possible that the ultimate cost to the Company of these matters could exceed the reserve by an amount that would have a material adverse effect on the Company's consolidated results of operations and liquidity in a particular quarterly or annual period.

SEGMENT OPERATING SUMMARIES

COMMERCIAL LINES - RESULTS OF OPERATIONS

Underwriting Summary

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Written premiums	$ 11,158	$ 10,041	$ 8,969	11%	12%
Change in unearned premium reserve	587	500	59	17%	NM
Earned premiums	10,571	9,541	8,910	11%	7%
Fee income	39	34	30	15%	13%
Losses and loss adjustment expenses					
Current accident year before catastrophes	5,959	5,407	5,488	10%	(1%)
Current accident year catastrophes [1]	441	496	397	(11%)	25%
Prior accident year development [1]	(231)	141	44	NM	NM
Total losses and loss adjustment expenses	6,169	6,044	5,929	2%	2%
Amortization of DAC	1,563	1,398	1,397	12%	—%
Underwriting expenses	1,788	1,678	1,594	7%	5%
Amortization of other intangible assets	29	29	28	—%	4%
Dividends to policyholders	29	24	29	21%	(17%)
Underwriting gain (loss)	**1,032**	**402**	**(37)**	**157%**	**NM**
Net investment income [2]	1,415	1,502	1,160	(6%)	29%
Net realized gains (losses) [2]	(385)	260	(60)	NM	NM
Other income (expense)	(12)	(5)	(31)	(140%)	84%
Income before income taxes	**2,050**	**2,159**	**1,032**	**(5%)**	**109%**
Income tax expense [3]	426	402	176	6%	128%
Net income	$ **1,624**	$ **1,757**	$ **856**	**(8%)**	**105%**

[1]For additional information on current accident year catastrophes and prior accident year development, see MD&A - Critical Accounting Estimates, Property and Casualty Insurance Product Reserves Development, Net of Reinsurance and Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.
[2]For discussion of consolidated investment results, see MD&A - Investment Results.
[3]For discussion of income taxes, see Note 16 - Income Taxes of Notes to Consolidated Financial Statements.

Premium Measures

		2022		2021		2020
Small Commercial:						
Net new business premium	$	768	$	673	$	557
Policy count retention [1]		86 %		84 %		83 %
Renewal written price increases		3.8 %		3.2 %		2.0 %
Renewal earned price increases		3.4 %		2.6 %		2.1 %
Policies in-force as of end of period (in thousands)		1,421		1,366		1,283
Middle Market [2]:						
Net new business premium	$	531	$	532	$	479
Policy count retention [1]		84 %		82 %		78 %
Renewal written price increases		5.9 %		5.9 %		7.6 %
Renewal earned price increases		5.8 %		7.2 %		6.4 %
Global Specialty:						
Global specialty gross new business premium [3]	$	825	$	912	$	752
Renewal written price increases [4]		5.9 %		13.6 %		21.6 %
Renewal earned price increases [4]		10.0 %		21.5 %		18.0 %

[1]Policy count retention represents the ratio of the number of renewal policies issued during the current year period divided by the number of policies issued in the previous calendar year period before considering policies cancelled subsequent to renewal.
[2]Except for net new business premium, metrics for middle market exclude loss sensitive and programs businesses.
[3]Excludes Global Re and Continental Europe Operations and is before ceded reinsurance.
[4]Excludes Global Re, offshore energy policies, credit and political risk insurance policies, political violence and terrorism policies, and any business under which the managing agent of our Lloyd's Syndicate delegates underwriting authority to coverholders and other third parties.

Underwriting Ratios

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Loss and loss adjustment expense ratio					
Current accident year before catastrophes	56.4	56.7	61.6	(0.3)	(4.9)
Current accident year catastrophes	4.2	5.2	4.5	(1.0)	0.7
Prior accident year development	(2.2)	1.5	0.5	(3.7)	1.0
Total loss and loss adjustment expense ratio	58.4	63.3	66.5	(4.9)	(3.2)
Expense ratio	31.6	32.2	33.5	(0.6)	(1.3)
Policyholder dividend ratio	0.3	0.3	0.3	—	—
Combined ratio	**90.2**	**95.8**	**100.4**	**(5.6)**	**(4.6)**
Impact of current accident year catastrophes and prior year development	(2.0)	(6.7)	(5.0)	4.7	(1.7)
Underlying combined ratio	**88.3**	**89.1**	**95.5**	**(0.8)**	**(6.4)**

Net Income



higher earned premium and incremental savings from the Hartford Next program, partially offset by investments in technology, higher staffing costs and performance-based commissions and the impact of a decrease in the allowance for credit losses on premiums receivable recognized in 2021.

Earned Premiums



[1]Other of $43, $43 and $46 for 2020, 2021 and 2022, respectively, is included in the total.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Net income decreased due to a change from net realized gains to net realized losses and lower net investment income, partially offset by a higher underwriting gain. For further discussion of investment results, see MD&A - Investment Results.

Underwriting (Loss) Gain



Year ended December 31, 2022 compared to the year ended December 31, 2021

Underwriting gain increased with the improvement primarily due to the effect of earned premium growth, a change from unfavorable prior accident year development in 2021 to favorable prior accident year development in 2022, and lower current accident year catastrophes, partially offset by an increase in underwriting expenses.

Underwriting expenses increased in 2022 due to higher staffing and performance-based commissions, investments in technology, and a decrease in the allowance for credit losses on premiums receivable in the 2021 period, partially offset by incremental savings from Hartford Next initiatives.

Expense ratio decreased in 2022 driven by the impact of

Written Premiums



[1]Other written premiums of $41, $43 and $46 for the year ended December 31, 2020, 2021 and 2022, respectively, is included in the total.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Earned premiums increased in 2022 due to written premium increases over the prior 12 months including higher premiums from audits and endorsements, principally in workers' compensation due to an increasing exposure base from higher payrolls.

Written premiums increased in 2022 driven by growth across small commercial, middle & large commercial and global specialty.

- Small commercial written premium increased in 2022 driven by exposure growth from higher audit and endorsement premium, double-digit new business growth, higher policy count retention, and renewal written price increases in all lines. Written premium grew in all lines of business, with the most significant growth in package business and workers' compensation.

- Middle & large commercial written premium increased in 2022 driven by renewal written price increases in all lines, higher audit and endorsement premium and higher policy count retention. Written premium grew across general industries, industry verticals and specialty markets.

- Global specialty written premium increased in 2022 driven by written price increases and higher retention, partially offset by a decline in new business. Written premium grew in all lines except international, with the most significant growth in global reinsurance, wholesale and financial lines.

Renewal written price increases were recognized in nearly all lines in 2022, with moderating price increases across most lines in global specialty.

- In small commercial, renewal written price increases were modestly higher in 2022, with mid-single digit price increases in package business and automobile. Workers' compensation pricing was slightly positive in 2022 due to the effect of rising wages largely offset by lower rates.

- In middle market, the Company recognized mid-to-high single-digit price increases in most lines other than workers' compensation, which experienced low single-digit written price increases as the effect of higher wages more than offset lower rates.

- In global specialty, we achieved low-to-mid single-digit renewal written price increases, with the highest increases in property, marine and professional liability.

Current Accident Year Loss and LAE Ratio before Catastrophes



Year ended December 31, 2022 compared to the year ended December 31, 2021

Current Accident Year Loss and LAE ratio before catastrophes decreased slightly primarily due to lower loss ratios in global specialty lines and lower COVID-19 incurred losses, largely offset by higher non-catastrophe property losses in both small commercial and middle market.

There were no current accident year COVID-19 incurred losses in the year ended December 31, 2022 compared to $31 of COVID-19 incurred losses in 2021, including $20 in workers' compensation and $11 in financial and other lines.

Catastrophes and Unfavorable (Favorable) Prior Accident Year Development



Year ended December 31, 2022 compared to the year ended December 31, 2021

Current accident year catastrophe losses for 2022 included losses for Hurricane Ian, tornado, wind and hail events primarily in the Midwest, South, Mountain West and Great Plains, losses from winter storms, including Winter Storm Elliott, and $27 of losses, net of reinsurance, related to the Ukraine conflict.

Current accident year catastrophe losses for 2021 included losses from tornado, wind and hail events, mostly concentrated in the Midwest, Texas and Southeast as well as Hurricane Ida, and February winter storms primarily in the South.

Prior accident year development was net favorable for 2022 and included reserve decreases for workers' compensation, catastrophes, package business and bond, partially offset by reserve increases for automobile liability,

general liability and assumed reinsurance. In 2022, an increase in reserves for general liability related to excess casualty and primary construction was largely offset by a reallocation of a portion of reserves for sexual molestation and sexual abuse claims from Commercial Lines to P&C Other Operations. The reallocated reserves relate to excess liability policies written by a legal entity in P&C Other Operations for amounts owed to claimants under the agreement in principle reached with the BSA on sexual molestation and sexual abuse claims in third quarter 2021. In total for the Company, there was no change in 2022 in the liability for settlement amounts owed on the BSA claims.

Net unfavorable reserve development in 2021 included an increase in general liability that included a reserve increase related to the settlement with Boy Scouts of America on sexual molestation and sexual abuse claims, largely offset by reserve decreases for workers' compensation, package business, catastrophes, commercial property and bond.

Prior accident year development in 2021 included reserve increases related to Navigators Group on 2018 and prior accident years that was economically ceded to NICO but for which the benefit was not recognized in earnings as it has been recorded as a deferred gain on retroactive reinsurance.

2023 Outlook

The Company expects Commercial Lines written premiums in 2023 to be higher than written premiums in 2022, with growth across the segment.

In 2023, management expects mid-single digit renewal written pricing in lines other than workers' compensation and financial lines with workers' compensation pricing expected to be flat to slightly negative. Written pricing increases in 2023 are driven by a number of factors affecting loss costs including the effects of social inflation, higher reinsurance costs, and the cost of materials and labor for repairs.

The Company expects the Commercial Lines combined ratio will be 90.5 to 92.5 in 2023, compared to 90.2 in 2022, primarily due to the effect of prior accident year reserve decreases in 2022, partially offset by lower current accident year catastrophe losses assumed for 2023 and a lower expense ratio. We expect overall earned pricing to keep pace with loss trends, while the expense ratio is expected to improve slightly driven by higher earned premium. The underlying combined ratio is expected to be 87.0 to 89.0 in 2023 compared to 88.3 in 2022.

PERSONAL LINES - RESULTS OF OPERATIONS

Underwriting Summary

		2022		2021		2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Written premiums	$	2,961	$	2,908	$	2,936	2%	(1%)
Change in unearned premium reserve		12		(46)		(72)	126%	36%
Earned premiums		2,949		2,954		3,008	—%	(2%)
Fee income		30		32		34	(6%)	(6%)
Losses and loss adjustment expenses								
Current accident year before catastrophes		1,969		1,840		1,695	7%	9%
Current accident year catastrophes [1]		208		168		209	24%	(20%)
Prior accident year development [1]		(13)		(144)		(438)	91%	67%
Total losses and loss adjustment expenses		2,164		1,864		1,466	16%	27%
Amortization of DAC		228		230		244	(1%)	(6%)
Underwriting expenses		594		615		591	(3%)	4%
Amortization of other intangible assets		2		2		4	—%	(50%)
Underwriting gain (loss)		**(9)**		**275**		**737**	**(103%)**	**(63%)**
Net investment income [2]		140		157		157	(11%)	—%
Net realized gains (losses) [2]		(35)		29		(5)	NM	NM
Net servicing and other income (expense) [3]		17		19		13	(11%)	46%
Income before income taxes		**113**		**480**		**902**	**(76%)**	**(47%)**
Income tax expense [4]		22		95		184	(77%)	(48%)
Net income	$	**91**	$	**385**	$	**718**	**(76%)**	**(46%)**

[1] For discussion of current accident year catastrophes and prior accident year development, see MD&A - Critical Accounting Estimates, Property and Casualty Insurance Product Reserves, Net of Reinsurance and Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.
[2] For discussion of consolidated investment results, see MD&A - Investment Results.
[3] Includes servicing revenues of $73, $80, and $81 for 2022, 2021, and 2020, respectively and includes servicing expenses of $55, $61, and $67 for 2022, 2021, and 2020, respectively.
[4] For discussion of income taxes, see Note 16 - Income Taxes of Notes to Consolidated Financial Statements.

Written and Earned Premiums

Written Premiums		2022		2021		2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Product Line								
Automobile	$	2,020	$	1,997	$	2,003	1%	—%
Homeowners		941		911		933	3%	(2%)
Total	$	**2,961**	$	**2,908**	$	**2,936**	**2%**	**(1%)**
Earned Premiums								
Product Line								
Automobile	$	2,025	$	2,035	$	2,058	—%	(1%)
Homeowners		924		919		950	1%	(3%)
Total	$	**2,949**	$	**2,954**	$	**3,008**	**—%**	**(2%)**

Premium Measures

		2022		2021		2020
Policies in-force end of period (in thousands)						
Automobile		1,323		1,317		1,369
Homeowners		740		773		826
New business written premium						
Automobile	$	227	$	219	$	223
Homeowners	$	74	$	60	$	63
Policy count retention [1]						
Automobile		84 %		84 %		84 %
Homeowners		84 %		85 %		84 %
Renewal written price increase						
Automobile		4.5 %		2.2 %		2.4 %
Homeowners		10.7 %		8.5 %		6.4 %
Renewal earned price increase						
Automobile		3.2 %		2.1 %		3.4 %
Homeowners		8.9 %		8.1 %		5.7 %

[1]Policy count retention represents the ratio of the number of renewal policies issued during the current year period divided by the number of policies issued in the previous calendar period before considering policies cancelled subsequent to renewal.

Underwriting Ratios

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Loss and loss adjustment expense ratio					
Current accident year before catastrophes	66.8	62.3	56.3	4.5	6.0
Current accident year catastrophes	7.1	5.7	6.9	1.4	(1.2)
Prior accident year development	(0.4)	(4.9)	(14.6)	4.5	9.7
Total loss and loss adjustment expense ratio	73.4	63.1	48.7	10.3	14.4
Expense ratio	26.9	27.6	26.8	(0.7)	0.8
Combined ratio	**100.3**	**90.7**	**75.5**	**9.6**	**15.2**
Impact of current accident year catastrophes and prior year development	(6.7)	(0.8)	7.7	(5.9)	(8.5)
Underlying combined ratio	**93.7**	**89.9**	**83.1**	**3.8**	**6.8**

Product Combined Ratios

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Automobile					
Combined ratio	104.1	92.9	85.5	11.2	7.4
Underlying combined ratio	101.3	95.9	88.0	5.4	7.9
Homeowners					
Combined ratio	92.2	86.8	54.2	5.4	32.6
Underlying combined ratio	77.0	76.5	72.5	0.5	4.0

Net Income



Earned Premiums



Year ended December 31, 2022 compared to the year ended December 31, 2021

Net income decreased in 2022, largely driven by a change from underwriting gain to an underwriting loss, a change from net realized gains to net realized losses, and a decrease in net investment income.

Underwriting Gain (Loss)



Year ended December 31, 2022 compared to the year ended December 31, 2021

Earned premiums were down slightly in 2022 due to the effect of a decline in written premium over the prior twelve months across both Agency channels due to non-renewals exceeding new business, primarily in automobile, largely offset by an increase in AARP direct.

Written Premiums



Year ended December 31, 2022 compared to the year ended December 31, 2021

Underwriting gain (loss) changed from a gain to a loss in 2022, primarily due to higher current accident year loss costs before catastrophes in automobile, a decrease in net favorable prior accident year reserve development and, to a lesser extent, an increase in current accident year catastrophe losses and higher current accident year loss costs before catastrophes in homeowners.

Underwriting expenses and the expense ratio decreased in 2022 as lower direct marketing costs and incremental cost savings from the Hartford Next initiative were partially offset by higher technology and operations staffing costs.

Written premiums increased in automobile in 2022 due to an increase in new business and the effect of written pricing increases. Written premiums increased in homeowners in 2022 primarily due to an increase in new business and the effect of written pricing increases, partially offset by slightly lower policy count retention.

Renewal written pricing increases were higher for both automobile and homeowners in 2022 primarily in response to recent higher loss cost trends as well as higher insured values in homeowners.

Policy count retention for automobile was flat in 2022 while, for homeowners, policy count retention was down partly due to policyholder response to pricing increases.

Policies in-force increased slightly in 2022 for automobile compared to the end of 2021 due to an increase in new business, and decreased for homeowners reflecting the level of new business in relation to non-renewed policies.

Current Accident Year Loss and Loss Adjustment Expense Ratio before Catastrophes



Current Accident Year Catastrophes and Unfavorable (Favorable) Prior Accident Year Development



Year ended December 31, 2022 compared to the year ended December 31, 2021

Current accident year loss and LAE ratio before catastrophes increased in both automobile and homeowners in 2022. The increase in automobile was due to an increase in automobile liability claim frequency and severity and higher physical damage claim severity due to inflationary effects on parts and repairs, partially offset by earned pricing increases. For homeowners, the increase in the current accident year loss and LAE ratio before catastrophes was due to an increase in homeowners' severity that was partially offset by earned pricing increases and lower frequency of both weather and non-weather claims. Contributing to the increase in homeowners severity was the effect of higher rebuilding costs due to inflation and a greater proportion of non-weather claims, which have higher average severity.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Current accident year catastrophe losses
increased in 2022 compared to the prior year. Current accident year catastrophe losses for 2022 included losses for Hurricane Ian as well as wind and hail events primarily in the Northern Plains, Midwest, South and Mountain West, and losses from winter storms. Current accident year catastrophe losses for 2021 included losses from Hurricane Ida, tropical storms, California wildfires, and February winter storms as well as losses largely from tornado, wind and hail events, mostly concentrated in Texas, the Southeast, Midwest and Mountain West.

Prior accident year development was less favorable in 2022, with lower reserve reductions for automobile liability and catastrophes. Net favorable prior accident year development in the 2022 period was primarily driven by automobile liability. Prior accident year development was favorable for 2021, with a reduction in personal automobile liability and a decrease in catastrophe reserves, driven by reductions in estimates for prior year hurricanes, tornado & hail and wildfires, including the benefit of higher expected subrogation recoveries related to the 2017 and 2018 California wildfires.

2023 Outlook

Written premium is expected to increase in 2023 compared with 2022 largely driven by written pricing increases.
In 2023, the Company expects double-digit written pricing increases in both automobile and home as the effect of recent automobile claim frequency and severity trends are reflected in automobile rate filings, and rate increases in homeowners reflect increasing property loss cost trends.

The Company expects the combined ratio for Personal Lines will be 100.5 to 102.5 in 2023 compared to 100.3 in 2022 due to a continuation of elevated auto and homeowners' loss cost severity and, to a lesser extent, increased auto frequency, as well as the effect of prior accident year reserve decreases in 2022, partly offset by the effect of earned pricing increases. The underlying combined ratio for Personal Lines is expected to be 93.0 to 95.0 in 2023 compared to 93.7 in 2022.

PROPERTY & CASUALTY OTHER OPERATIONS - RESULTS OF OPERATIONS

Underwriting Summary

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Losses and loss adjustment expenses					
Prior accident year development [1]	$ 280	$ 202	$ 258	39%	(22%)
Total losses and loss adjustment expenses	280	202	258	39%	(22%)
Underwriting expenses	9	8	11	13%	(27%)
Underwriting loss	**(289)**	**(210)**	**(269)**	**(38%)**	**22%**
Net investment income [2]	63	75	55	(16%)	36%
Net realized gains (losses) [2]	(16)	13	(1)	NM	NM
Other income (expenses)	—	(1)	1	100%	NM
Loss before income taxes	**(242)**	**(123)**	**(214)**	**(97%)**	**43%**
Income tax benefit [3]	(52)	(28)	(46)	(86%)	39%
Net loss	**$ (190)**	**$ (95)**	**$ (168)**	**(100%)**	**43%**

[1] For discussion of prior accident year development, see MD&A - Critical Accounting Estimates, Property and Casualty Insurance Product Reserves, Net of Reinsurance and Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.
[2] For discussion of consolidated investment results, see MD&A - Investment Results.
[3] For discussion of income taxes, see Note 16 - Income Taxes of Notes to Consolidated Financial Statements.

Net Loss



Year ended December 31, 2022 compared to the year ended December 31, 2021

Net loss increased primarily due to a higher underwriting loss, a change from net realized gains in the 2021 period to net realized losses in the 2022 period and a decrease in net investment income.

Underwriting loss increased primarily due to higher unfavorable prior accident year reserve development. Unfavorable prior accident year reserve development for the year ended December 31, 2022 was primarily due to a $229 increase in A&E reserves, and reallocating a portion of general liability reserves from Commercial Lines to P&C Other Operations related to sexual molestation and sexual abuse claims. The reallocated reserves relate to excess liability policies written by a legal entity in P&C Other Operations for amounts owed to claimants under the agreement in principle reached with the BSA on sexual molestation and sexual abuse claims in third quarter 2021. In total for the Company, there was no change in the liability for settlement amounts owed on the BSA claims in the 2022 period. Unfavorable prior accident year development in 2021 included a $155 increase in A&E reserves, an increase in reserves for sexual molestation and sexual abuse claims, primarily on assumed reinsurance, and a $14 increase in

ULAE reserves, partially offset by a reduction in the allowance for uncollectible reinsurance.

Before NICO reinsurance in 2022, A&E reserves were increased by $229 in P&C Other Operations, including $161 for asbestos and $68 for environmental. Cumulative adverse A&E reserve development ceded to NICO for both ongoing operations and P&C Other Operations totaled $1,244 through December 31, 2022 and since this amount exceeds ceded premium paid for the A&E ADC of $650, the Company has recognized a $594 deferred gain on retroactive reinsurance as of December 31, 2022, within other liabilities, including a $229 increase in deferred gain in 2022 recognized within P&C Other Operations.

Asbestos reserves prior accident year development in 2022 before NICO reinsurance of $161 was primarily due to an increase in the Company's share of liability due to insolvencies and cost sharing agreements, an increase in claim settlement rates, and higher claim settlement values and defense costs.

Environmental reserves prior accident year development in 2022 before NICO reinsurance of $68 was primarily due to increased estimates of liability for PFAS exposure, the resolution of one large mining account, higher environmental site cleanup and monitoring costs, and higher legal expenses.

GROUP BENEFITS - RESULTS OF OPERATIONS

Operating Summary

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Premiums and other considerations	$ 6,057	$ 5,687	$ 5,536	7%	3%
Net investment income [1]	524	550	448	(5%)	23%
Net realized gains (losses) [1]	(122)	130	22	(194%)	NM
Total revenues	**6,459**	**6,367**	**6,006**	**1%**	**6%**
Benefits, losses and loss adjustment expenses	4,520	4,612	4,137	(2%)	11%
Amortization of DAC	33	40	50	(18%)	(20%)
Insurance operating costs and other expenses	1,467	1,373	1,308	7%	5%
Amortization of other intangible assets	40	40	40	—%	—%
Total benefits, losses and expenses	**6,060**	**6,065**	**5,535**	**—%**	**10%**
Income before income taxes	**399**	**302**	**471**	**32%**	**(36%)**
Income tax expense [2]	75	53	88	42%	(40%)
Net income	**$ 324**	**$ 249**	**$ 383**	**30%**	**(35%)**

[1]For discussion of consolidated investment results, see MD&A - Investment Results.
[2]For discussion of income taxes, see Note 16 - Income Taxes of Notes to the Consolidated Financial Statements.

Premiums and Other Considerations

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Fully insured — ongoing premiums	$ 5,858	$ 5,502	$ 5,305	6%	4%
Buyout premiums	12	2	56	NM	(96%)
Fee income	187	183	175	2%	5%
Total premiums and other considerations	**$ 6,057**	**$ 5,687**	**$ 5,536**	**7%**	**3%**
Fully insured ongoing sales, excluding buyouts	**$ 801**	**$ 760**	**$ 717**	**5%**	**6%**

Ratios, Excluding Buyouts

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Group disability loss ratio	68.3 %	68.2 %	66.1 %	0.1	2.1
Group life loss ratio	87.5 %	101.9 %	87.5 %	(14.4)	14.4
Total loss ratio	**74.6 %**	**81.1 %**	**74.5 %**	**(6.5)**	**6.6**
Expense ratio [1]	**25.3 %**	**25.5 %**	**25.2 %**	**(0.2)**	**0.3**

[1]Integration and transaction costs related to the acquisition of Aetna's U.S. group life and disability business are not included in the expense ratio.

Margin

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Net income margin	**5.0%**	**3.9%**	**6.4%**	**1.1**	**(2.5)**
Adjustments to reconcile net income margin to core earnings margin:					
Net realized losses (gains), before tax	1.8%	(2.0%)	(0.4%)	3.8	(1.6)
Integration and other non-recurring M&A costs, before tax	0.1%	0.1%	0.3%	0.0	(0.2)
Income tax expense (benefit)	(0.4%)	0.5%	—%	(0.9)	0.5
Impact of excluding buyouts from denominator of core earnings margin	—%	—%	0.1%	0.0	(0.1)
Core earnings margin	**6.5%**	**2.5%**	**6.4%**	**4.0**	**(3.9)**

Net Income



Fully Insured Ongoing Premiums



Year ended December 31, 2022 compared to the year ended December 31, 2021

Net income increased primarily due to a lower loss ratio and additional earnings generated by growth in fully insured ongoing premium, partially offset by a change from net realized gains in the 2021 period to net realized losses in the 2022 period, a decrease in net investment income, and higher insurance operating expenses.

Insurance operating costs and other expenses were higher as higher claim costs to handle pandemic related claims, and an increase in technology costs were partially offset by incremental expense savings from the Hartford Next operational transformation and cost reduction program.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Fully insured ongoing premiums increased primarily in group disability driven by an increase in exposure on existing accounts resulting from increased enrollment, low unemployment, and wage increases, as well as strong persistency.

Fully insured ongoing sales, excluding buyouts increased due to growth from existing customers, including from increased enrollment and customer expansion.

Ratios


100
80
60
40
20
0
74.5
81.1
74.6
25.2
25.5
25.3
2020
2021
2022
Expense ratio
Loss ratio

Year ended December 31, 2022 compared to the year ended December 31, 2021

Total loss ratio decreased 6.5 points for 2022 due to a lower group life loss ratio. The group life loss ratio decreased 14.4 points driven by a 17.7 point decrease in excess mortality claims partially offset by a higher loss ratio on accidental death business and an increase in expense reserves. For the twelve month period ended December 31, 2022 and 2021, excess mortality losses were $160 and $583, respectively. The group disability loss ratio was consistent with prior year as favorable development related to estimates of long-term disability claim incidence and lower COVID-19 related short-term disability losses were offset by less favorable long-term disability claim recoveries and a lower New York Paid Family Leave risk adjustment benefit.

Expense ratio decreased slightly in 2022 driven by higher earned premiums and incremental expense savings from the Hartford Next operational transformation and cost reduction program, partially offset by higher claim costs to handle pandemic related claims and an increase in technology costs.

2023 Outlook

The Company expects Group Benefits fully insured ongoing premiums to increase in 2023 due to higher book persistency and continued strong sales.
With COVID shifting from pandemic to endemic state, excess mortality losses are expected to improve in 2023 compared to 2022, though we expect mortality trends will settle above pre-pandemic levels and we are pricing the business accordingly. As a result, group life loss ratios are expected to improve versus 2022. In group disability, we expect some modest moderation of favorable incidence and recovery trends in 2023.

Compared to the net income margin of 5.0% in 2022, the net income margin for 2023 is expected to be between 6.0% and 7.0% as the Company does not assume in its plan that realized losses in 2022 will recur in 2023. Compared to a core earnings margin of 6.5% in 2022, the core earnings margin in 2023 is expected to be between 6.0% and 7.0%, subject to uncertainty on mortality and long-term disability loss cost trends.

HARTFORD FUNDS - RESULTS OF OPERATIONS

Operating Summary

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Fee income and other revenue	$ 1,044	$ 1,189	$ 989	(12%)	20%
Net investment income	9	5	4	80%	25%
Net realized gains (losses)	(24)	4	8	NM	(50%)
Total revenues	**1,029**	**1,198**	**1,001**	**(14%)**	**20%**
Amortization of contingent deferred commissions [1]	11	12	14	(8%)	(14%)
Operating costs and other expenses	815	913	773	(11%)	18%
Total benefits, losses and expenses	**826**	**925**	**787**	**(11%)**	**18%**
Income before income taxes	**203**	**273**	**214**	**(26%)**	**28%**
Income tax expense [2]	41	56	44	(27%)	27%
Net income	**$ 162**	**$ 217**	**$ 170**	**(25%)**	**28%**
Daily average Hartford Funds AUM	**$ 135,124**	**$ 151,347**	**$ 120,908**	**(11%)**	**25%**
Return on Assets ("ROA") [3]	**12.0**	**14.3**	**14.1**	**(2.3)**	**0.2**
Adjustments to reconcile ROA to ROA, core earnings:					
Effect of net realized losses (gains), excluded from core earnings, before tax	1.7	(0.3)	(0.7)	2.0	0.4
Effect of income tax expense (benefit)	(0.4)	0.1	0.1	(0.5)	0.0
Return on Assets ("ROA"), core earnings [3]	**13.3**	**14.1**	**13.5**	**(0.8)**	**0.6**

[1]Reported in amortization of DAC in the Consolidated Statements of Operations.
[2]For discussion of income taxes, see Note 16 - Income Taxes of Notes to Consolidated Financial Statements.
[3]Represents annualized earnings divided by a daily average of assets under management, as measured in basis points.

Hartford Funds Segment AUM

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Mutual Fund and ETF AUM - beginning of period	$ 142,632	$ 124,627	$ 112,533	14%	11%
Sales - Mutual Fund	29,833	32,399	28,604	(8%)	13%
Redemptions - Mutual Fund	(37,981)	(28,653)	(31,412)	(33%)	9%
Net flows - ETF	197	121	(276)	63%	144%
Net Flows - Mutual Fund and ETF	**(7,951)**	**3,867**	**(3,084)**	**NM**	**NM**
Change in market value and other	(22,209)	14,138	15,178	NM	(7%)
Mutual Fund and ETF AUM - end of period	**112,472**	**142,632**	**124,627**	**(21%)**	**14%**
Talcott Resolution life and annuity separate account AUM [1]	**11,635**	**15,263**	**14,809**	**(24%)**	**3%**
Hartford Funds AUM - end of period	**$ 124,107**	**$ 157,895**	**$ 139,436**	**(21%)**	**13%**

[1]Represents AUM of the life and annuity business sold in May 2018 that is still managed by the Company's Hartford Funds segment.

Mutual Fund and ETF AUM by Asset Class

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Equity - Mutual Funds	$ 73,782	$ 95,703	$ 82,123	(23%)	17%
Fixed Income - Mutual Funds	15,861	20,113	17,034	(21%)	18%
Multi-Strategy Investments - Mutual Funds [1]	19,975	23,610	22,645	(15%)	4%
Equity - ETF	1,805	2,230	2,207	(19%)	1%
Fixed Income - ETF	1,049	976	618	7%	58%
Mutual Fund and ETF AUM	**$ 112,472**	**$ 142,632**	**$ 124,627**	**(21%)**	**14%**

[1]Includes balanced, allocation, and alternative investment products.

Net Income



Hartford Funds AUM



Year ended December 31, 2022 compared to the year ended December 31, 2021

Net income decreased for the year ended December 31, 2022, primarily due to lower fee income net of variable expenses as a result of a decrease in daily average assets under management. Additionally, net income decreased from net realized losses in 2022 related to investments in funds seeded by the Company.

December 31, 2022 compared to December 31, 2021

Hartford Funds AUM decreased primarily due to a decrease in market values over the previous twelve months and, to a lesser extent, due to net outflows. Net outflows were $8.0 billion for the year ended December 31, 2022 compared to net inflows of $3.9 billion for the year ended December 31, 2021.

2023 Outlook

Given the lower level of assets under management as the result of market declines in 2022, the Company expects lower net income in 2023 than in 2022, though subject to uncertainty based on how markets perform in 2023.

CORPORATE - RESULTS OF OPERATIONS

Operating Summary

	2022	2021	2020	Increase (Decrease) From 2021 to 2022	Increase (Decrease) From 2020 to 2021
Fee income [1]	$ 49	$ 50	$ 49	(2%)	2%
Net investment income	26	24	22	8%	9%
Net realized gains (losses)	(45)	73	22	(162%)	NM
Other revenue (loss)	1	(10)	53	110%	(119%)
Total revenues	**31**	**137**	**146**	**(77%)**	**(6%)**
Benefits, losses and loss adjustment expenses [2]	9	7	15	29%	(53%)
Insurance operating costs and other expenses [1]	61	90	76	(32%)	18%
Interest expense [3]	213	234	236	(9%)	(1%)
Restructuring and other costs	13	1	104	NM	(99%)
Total benefits, losses and expenses	**296**	**332**	**431**	**(11%)**	**(23%)**
Loss before income taxes	**(265)**	**(195)**	**(285)**	**(36%)**	**32%**
Income tax benefit [4]	(69)	(47)	(63)	(47%)	25%
Net loss	**(196)**	**(148)**	**(222)**	**(32%)**	**33%**
Preferred stock dividends	21	21	21	—%	—%
Net loss available to common stockholders	$ **(217)**	$ **(169)**	$ **(243)**	**(28%)**	**30%**

[1] Includes investment management fees and expenses related to managing third party business, including management of a portion of the invested assets of Talcott Resolution.
[2] Includes benefits expense on life and annuity business previously underwritten by the Company.
[3] For discussion of debt, see Note 13 - Debt of Notes to Consolidated Financial Statements.
[4] For discussion of income taxes, see Note 16 - Income Taxes of Notes to Consolidated Financial Statements.

Net loss available to common stockholders



These changes were partially offset by legal and consulting costs incurred in the 2021 period associated with the unsolicited proposals from Chubb Limited to acquire the Company, lower interest expense in the 2022 period, and the effect of a loss of $11 before tax in the 2021 period from the Company's previously owned equity interest in Talcott Resolution.

Interest Expense



Year ended December 31, 2022 compared to the year ended December 31, 2021

Net loss available to common stockholders for the year ended December 31, 2022 increased primarily due to a change from net realized gains in the 2021 period to net realized losses in the 2022 period, as well as restructuring charges and a loss on extinguishment of debt incurred in the 2022 period.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Interest expense decreased for the year ended December 31, 2022 due to the redemption of $600 in 7.875% junior subordinated debentures in April 2022, partially offset by the issuance of $600 in 2.9% senior notes in September 2021.

ENTERPRISE RISK MANAGEMENT

The Company's Board of Directors has ultimate responsibility for risk oversight, as described more fully in our Proxy Statement, while management is tasked with the day-to-day management of the Company's risks.

The Company manages and monitors risk through risk policies, controls and limits. At the senior management level, an Enterprise Risk and Capital Committee ("ERCC") oversees the risk profile and risk management practices of the Company. As illustrated below, a number of functional committees sit underneath the ERCC, providing oversight of specific risk areas and recommending risk mitigation strategies to the ERCC.


ERCC Members
CEO (Chair)
Chief Financial Officer
Chief Investment Officer
Chief Risk Officer
Chief Underwriting Officer
General Counsel
Others as deemed necessary by the Committee Chair
ERCC
Asset Liability Committee
Underwriting Risk Committee
Emerging Risk Steering Committee
Operational Risk Committee
Economic Capital Executive Committee
Model Oversight Committee

The Company's enterprise risk management ("ERM") function supports the ERCC and functional committees, and is tasked with, among other things:

- risk identification and assessment;
- the development of risk appetites, tolerances, and limits;
- risk monitoring; and
- internal and external risk reporting.

The Company categorizes its main risks as insurance risk, operational risk and financial risk, each of which is described in more detail below.

INSURANCE RISK

Insurance risk is the risk of losses of both a catastrophic and non-catastrophic nature on the P&C and Group Benefits products the Company has sold. Catastrophe insurance risk is the exposure arising from both natural catastrophes (e.g., weather, earthquakes, wildfires, pandemics) and man-made catastrophes (e.g., terrorism, cyber-attacks) that create a concentration or aggregation of loss across the Company's insurance or asset portfolios.

Sources of Insurance Risk Non-catastrophe insurance risks exist within each of the Company's segments except Hartford Funds and include:

- **Property-** Risk of loss to personal or commercial property from automobile related accidents, weather, explosions, smoke, shaking, fire, theft, vandalism, inadequate installation, faulty equipment, collisions and falling objects, and/or machinery mechanical breakdown resulting in physical damage, losses from PV&T and other covered perils.
- **Liability-** Risk of loss from automobile related accidents, uninsured and underinsured drivers, lawsuits from accidents, defective products, breach of warranty, negligent acts by professional practitioners, environmental claims, latent exposures, fraud, coercion, forgery, failure to fulfill obligations per contract surety, liability from errors and omissions, losses from CPRI coverages, losses from derivative lawsuits, and other securities actions and covered perils.

- **Mortality-** Risk of loss from unexpected trends in insured deaths impacting timing of payouts from group life insurance, personal or commercial automobile related accidents, and death of employees or executives during the course of employment, while on disability, or while collecting workers compensation benefits.

- **Morbidity-** Risk of loss to an insured from illness incurred during the course of employment or illness from other covered perils.

- **Disability-** Risk of loss incurred from personal or commercial automobile related losses, accidents arising outside of the workplace, injuries or accidents incurred during the course of employment, or from equipment, with each loss resulting in short term or long-term disability payments.

- **Longevity-** Risk of loss from increased life expectancy trends among policyholders receiving long-term benefit payments.

- **Cyber Insurance**- Risk of loss to property, breach of data and business interruption from various types of cyber-attacks.

Catastrophe risk primarily arises in the property, automobile, workers' compensation, casualty, group life, and group disability lines of business but could also arise from other coverages such as losses under PV&T and CPRI policies. Not all insurance losses arising from catastrophe risk are categorized as catastrophe losses within the segment operating results. For example, losses arising from the COVID-19 pandemic were not categorized as catastrophe losses within either the P&C or Group Benefits segments as the pandemic was not identified as a catastrophe event by the Property Claim Service in the U.S. See the term Current Accident Year Catastrophe Ratio within the Key Performance Measures section of MD&A for an explanation of how the Company defines catastrophe losses in its financial reporting.

Impact Non-catastrophe insurance risk can arise from unexpected loss experience, underpriced business and/or underestimation of loss reserves and can have significant effects on the Company's earnings. Catastrophe insurance risk can arise from various unpredictable events and can have significant effects on the Company's earnings and may result in losses that could constrain its liquidity.

Management The Company's policies and procedures for managing these risks include disciplined underwriting protocols, exposure controls, sophisticated risk-based pricing, risk modeling, risk transfer, and capital management strategies. The Company has established underwriting guidelines for both individual risks, including individual policy limits, and risks in the aggregate, including aggregate exposure limits by geographic zone and peril. The Company uses both internal and third-party models to estimate the potential loss resulting from various catastrophe events and the potential financial impact those events would have on the Company's financial position and results of operations across its businesses.

The Hartford closely monitors scientific literature on climate change to help identify climate change risks impacting our business. We use data from the scientific community and other outside experts including partnerships with third-party catastrophe modeling firms to inform our risk management activities and stay abreast of potential implications of climate-related impacts that we incorporate into our risk assessment. We regularly study these climate change implications and incorporate these risks into our catastrophe risk assessment and management strategy through product pricing, underwriting and management of aggregate risk to manage implications of severe weather and climate change in our insurance portfolio.

In addition, certain insurance products offered by The Hartford provide coverage for losses incurred due to cyber events and the Company has assessed and modeled how those products would respond to different events in order to manage its aggregate exposure to losses incurred under the insurance policies we sell. The Company models numerous deterministic scenarios including losses caused by malware, data breach, distributed denial of service attacks, intrusions of cloud environments and attacks of power grids.

Among specific risk tolerances set by the Company, risk limits are set for natural catastrophes, terrorism risk and pandemic risk.

Risk	Definition	Details and Company Limits		
Natural catastrophe	Exposure arising from natural phenomena (e.g., earthquakes, wildfires, etc.) that create a concentration or aggregation of loss across the Company's insurance or asset portfolios and the inherent volatility of weather or climate pattern changes.	The Company generally limits its estimated before tax loss as a result of natural catastrophes for property & casualty exposures from a single 250-year event to less than 30% of the reported capital and surplus of the property and casualty insurance subsidiaries prior to reinsurance and to less than 15% of the reported capital and surplus of the property and casualty insurance subsidiaries after reinsurance. The Company generally limits its estimated before tax loss from an aggregation of multiple natural catastrophe events for an all-peril annual aggregate 100-year event to less than 18% reported capital and surplus of the property and casualty insurance subsidiaries after reinsurance. From time to time the estimated loss from natural catastrophes may fluctuate above or below these limits due to changes in modeled loss estimates, exposures or statutory surplus. [1] The table below represents the estimated before tax catastrophe loss exceedance probabilities, from an aggregate of all catastrophe events occurring in a one-year timeframe before and after reinsurance and from a single hurricane or earthquake occurrence.		
		Modeled Loss Gross and Net of Reinsurance [2]		
		Probability of Loss Exceedance [3]	**Gross of Reinsurance**	**Net of Reinsurance**
		Aggregate annual all-peril (1-in-100) (1.0%)	$ 2,247	$ 1,320
		Aggregate annual all-peril (1-in-250) (0.4%)	$ 3,111	$ 1,888
		Hurricane single occurrence (1-in-100) (1.0%)	$ 1,269	$ 523
		Hurricane single occurrence (1-in-250) (0.4%)	$ 1,965	$ 1,067
		Earthquake single occurrence (1-in-100) (1.0%)	$ 860	$ 442
		Earthquake single occurrence (1-in-250) (0.4%)	$ 1,463	$ 651
Terrorism	The risk of losses from terrorist attacks, including losses caused by single-site and multi-site conventional attacks, as well as the potential for attacks using nuclear, biological, chemical or radiological weapons ("NBCR").	Enterprise limits for terrorism apply to aggregations of risk across property & casualty, group benefits and specific asset portfolios and are defined based on a deterministic, single-site conventional terrorism attack scenario. The Company manages its potential estimated loss from a conventional terrorism loss scenario, up to $2.0 billion net of reinsurance and $2.5 billion gross of reinsurance, before coverage under TRIPRA. In addition, the Company monitors exposures monthly and employs both internally developed and vendor-licensed loss modeling tools as part of its risk management discipline. Our modeled exposures to conventional terrorist attacks around landmark locations may fluctuate above and below our stated limits.		
Pandemic	The exposure to loss arising from widespread influenza or other pathogens or bacterial infections that create an aggregation of loss across the Company's insurance or asset portfolios.	The Company generally limits its estimated before tax loss from a single 250 year pandemic event to less than 18% of the aggregate reported capital and surplus of the property and casualty and group benefits insurance subsidiaries. In evaluating these scenarios, the Company assesses the impact on group life, short-term disability, long-term disability and property & casualty claims. While ERM has a process to track and manage these limits, from time to time, the estimated loss for pandemics may fluctuate above or below these limits due to changes in modeled loss estimates, exposures, or statutory surplus. In addition, the Company assesses losses in the investment portfolio associated with market declines in the event of a widespread pandemic. [1]		

[1] For U.S. insurance subsidiaries, reported capital and surplus is equal to actual U.S. statutory capital and surplus. For Navigators Insurers in non-U.S. jurisdictions, reported capital and surplus is equal to U.S. GAAP equity of those subsidiaries less certain assets such as goodwill and other intangible assets.

[2] The loss estimates represent total property modeled losses for hurricane single occurrence events, property and workers' compensation modeled losses for earthquake single occurrence events, and modeled aggregate annual losses for natural catastrophes from all perils (hurricane, flood, earthquake, hail, tornado, wildfire and winter storms). The net loss estimates provided assume that the Company is able to recover all losses ceded to reinsurers under its reinsurance programs. The Company also manages natural catastrophe risk for group life and group disability, which in combination with property and workers compensation loss estimates are subject to separate enterprise risk management net aggregate loss limits as a percent of enterprise surplus.

[3] The modeled probability of loss exceedance represents the likelihood of a loss from single peril occurrence or from an aggregate of catastrophe events from all perils to exceed the indicated amount in a one-year time frame.

Reinsurance as a Risk Management Strategy

The Company uses reinsurance to transfer certain risks to reinsurance companies based on specific geographic or risk concentrations. A variety of traditional reinsurance products are used as part of the Company's risk management strategy, including excess of loss occurrence-based products that reinsure property and workers' compensation exposures, and individual risk (including facultative reinsurance) or quota share arrangements, that reinsure losses from specific classes or lines of business. The Company has no significant finite risk contracts in place and the statutory surplus benefit from all such prior year contracts is immaterial. The Hartford also participates in governmentally administered reinsurance facilities such as the Florida Hurricane Catastrophe Fund ("FHCF"), TRIPRA and other reinsurance programs relating to particular risks or specific lines of business.

Reinsurance for Catastrophes- The Company utilizes various reinsurance programs to mitigate catastrophe losses including excess of loss occurrence-based treaties covering property and workers' compensation, an aggregate property catastrophe treaty, and individual risk agreements (including facultative reinsurance) that reinsure losses from specific classes or lines of business. The aggregate property catastrophe treaty covers the aggregate losses of catastrophe events designated by the

Property Claim Services office of Verisk and, for international business, net losses arising from two or more risks involved in the same loss occurrence totaling at least $500 thousand, in excess of a $750 retention. The occurrence-based property catastrophe treaty responds in excess of $150 per occurrence for all perils other than earthquakes and named hurricanes and tropical storms. For earthquakes and named tropical storms the occurrence based property treaty responds in excess of $350 per occurrence. The occurrence property catastrophe treaty and workers' compensation catastrophe treaties beginning with the January 1, 2021 renewal do not cover pandemic losses, as most industry reinsurance programs exclude communicable disease. The Company has reinsurance in place to cover individual group life losses in excess of $1 per person.

Primary Catastrophe Treaty Reinsurance Coverages as of January 1, 2023 [1]

	Portion of losses reinsured	Portion of losses retained by The Hartford
Per Occurrence Property Catastrophe Treaty from 1/1/2023 to 12/31/2023 [1] [2]		
Losses of $0 to $150	None	100% retained
Losses of $150 to $350 for earthquakes and named hurricanes and tropical storms [3]	None	100% retained
Losses of $150 to $350 from one event other than earthquakes and named hurricanes and tropical storms [3]	60% of $200 in excess of $150	40% co-participation
Losses of $350 to $500 from one event (all perils)	75% of $150 in excess of $350	25% co-participation
Losses of $500 to $1.1 billion from one event [4] (all perils)	90% of $600 in excess of $500	10% co-participation
Aggregate Property Catastrophe Treaty for 1/1/2023 to 12/31/2023 [5]		
$0 to $750 of aggregate losses	None	100% retained
$750 to $950 of aggregate losses	100%	None
Workers' Compensation Catastrophe Treaty for 1/1/2023 to 12/31/2023		
Losses of $0 to $100 from one event	None	100% retained
Losses of $100 to $450 from one event [6]	80% of $350 in excess of $100	20% co-participation

[1]These treaties do not cover the assumed reinsurance business which purchases its own retrocessional coverage.
[2]In addition to the Per Occurrence Property Catastrophe Treaty, for Florida homeowners wind events, The Hartford has purchased the mandatory FHCF reinsurance for the annual period starting June 1, 2022. Retention and coverage varies by writing company. The writing company with the largest coverage under FHCF is Hartford Insurance Company of the Midwest, with coverage of $41 in per event losses in excess of a $19 retention (estimates are based on best available information at this time and are periodically updated as information is made available by Florida).
[3]Named hurricanes and tropical storms are defined as any storm or storm system declared to be a hurricane or tropical storm by the US National Hurricane Center, US Weather Prediction Center, or their successor organizations (being divisions of the US National Weather Service).
[4]Portions of this layer of coverage extend beyond a traditional one year term.
[5]The aggregate treaty is not limited to a single event; rather, it is designed to provide reinsurance protection for the aggregate of all catastrophe events (up to $350 per event), either designated by the Property Claim Services office of Verisk or, for international business, net losses arising from two or more risks involved in the same loss occurrence totaling at least $500 thousand. All catastrophe losses, except assumed reinsurance business losses, apply toward satisfying the $750 attachment point under the aggregate treaty.
[6]In addition to the limits shown, the workers' compensation reinsurance includes a non-catastrophe, industrial accident layer, providing coverage for 80% of $25 in per event losses in excess of a $25 retention.

In addition to the property catastrophe reinsurance coverage described in the above table, the Company has other reinsurance agreements that cover property catastrophe losses, some of which provide for reinstatement of limits in the event of loss with reinstatement provisions varying depending on the layer of coverage. The Per Occurrence Property Catastrophe Treaty, and Workers' Compensation Catastrophe Treaty include a provision to reinstate one limit in the event that a catastrophe loss exhausts limits on one or more layers under the treaties.

Reinsurance for Terrorism- For the risk of terrorism, private sector catastrophe reinsurance capacity is generally limited and largely unavailable for terrorism losses caused by nuclear, biological, chemical or radiological attacks. As such, the Company's principal reinsurance protection against large-scale terrorist attacks is the coverage currently provided through TRIPRA to the end of 2027.

TRIPRA provides a backstop for insurance-related losses resulting from any "act of terrorism", which is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General, for losses that exceed a threshold of industry losses of $200. Under the program, in any one calendar year, the federal government will pay a percentage of losses incurred from a certified act of terrorism after an insurer's losses exceed 20% of the Company's eligible direct commercial earned premiums of the prior calendar year up to a combined annual aggregate limit for the federal government and all insurers of $100 billion. The percentage of losses paid by the federal government is 80% . The Company's estimated deductible under the program is $1.9 billion for 2023. If an act of terrorism or acts of terrorism result in covered losses exceeding the $100 billion annual industry aggregate limit, Congress would be responsible for determining how additional losses in excess of $100 billion will be paid.

Reinsurance for A&E and Navigators Group Reserve Development - The Company has two ADC reinsurance agreements in place, both of which are accounted for as retroactive reinsurance. One agreement covers substantially all A&E reserve development for 2016 and prior accident years (the "A&E ADC") up to an aggregate limit of $1.5 billion and the other covered substantially all reserve development of Navigators Insurance Company and certain of its affiliates for 2018 and prior accident years ("Navigators ADC") up to an aggregate limit of $300. As the Company has ceded all of the $300 available

limit under the Navigators ADC, there is no remaining limit available as of December 31, 2022. For more information on the A&E ADC and the Navigators ADC, see Note 1, Basis of Presentation and Significant Accounting Policies, and Note 11, Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements.

Reinsurance Recoverables

Property and Casualty insurance product reinsurance recoverables represent loss and loss adjustment expense recoverables from a number of entities, including reinsurers and pools. A portion of the total gross reinsurance recoverables balance relates to the Company's participation in various mandatory (assigned) and involuntary risk pools and the value of annuity contracts held under structured settlement agreements.

Group Benefits and Corporate reinsurance recoverables represent reserves for future policy benefits and unpaid loss and loss adjustment expenses and other policyholder funds and benefits payable that are recoverable from a number of reinsurers.

The table below shows the gross and net reinsurance recoverables reported in the Property and Casualty and Group Benefits reporting segments as well as Corporate.

To manage reinsurer credit risk, a reinsurance security review committee evaluates the credit standing, financial performance, management and operational quality of each potential reinsurer.

In placing reinsurance, the Company considers the nature of the risk reinsured, including the expected liability payout duration, and establishes limits tiered by reinsurer credit rating. Where its contracts permit, the Company secures future claim obligations with various forms of collateral or other credit enhancement,

including irrevocable letters of credit, secured trusts, funds held accounts and group wide offsets. As part of its reinsurance recoverable review, the Company analyzes recent developments in commutation activity between reinsurers and cedants, recent trends in arbitration and litigation outcomes in disputes between cedants and reinsurers and the overall credit quality of the Company's reinsurers. For further discussion on reinsurance recoverables, including details of recoverables by AM Best credit rating, see Note 8 – Reinsurance of Notes to Consolidated Financial Statements.

Annually, the Company completes evaluations of the reinsurance recoverable asset associated with older, long-term casualty liabilities reported in the Property & Casualty Other Operations reporting segment and the allowance for uncollectible reinsurance reported in the Commercial Lines and Group Benefits reporting segments as well as the Corporate category. For a discussion regarding the results of the evaluation of older, long-term casualty liabilities reported in the Property & Casualty Other Operations reporting segment, see MD&A - Critical Accounting Estimates, Property and Casualty Insurance Product Reserves, Net of Reinsurance. For a discussion of the allowance for uncollectible reinsurance, see Note 8 – Reinsurance of Notes to Consolidated Financial Statements.

Reinsurance Recoverables as of December 31,

	Property and Casualty		Group Benefits		Corporate		Total	
	2022	2021	2022	2021	2022	2021	2022	2021
Paid loss and loss adjustment expenses	$ 300	$ 319	$ 6	$ 5	$ —	$ —	$ 306	$ 324
Unpaid loss and loss adjustment expenses	6,257	5,774	245	246	263	278	6,765	6,298
Gross reinsurance recoverables	6,557	6,093	251	251	263	278	7,071	6,622
Allowance for uncollectible reinsurance	(102)	(96)	(1)	(1)	(2)	(2)	(105)	(99)
Net reinsurance recoverables	$ 6,455	$ 5,997	$ 250	$ 250	$ 261	$ 276	$ 6,966	$ 6,523

Guaranty Funds and Other Insurance-related Assessments

As part of its risk management strategy, the Company regularly monitors the financial strength of other insurers and, in particular, activity by insurance regulators and various state guaranty associations in the U.S. relating to troubled insurers. In all states, insurers licensed to transact certain classes of insurance are required to become members of a guaranty fund.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes and systems, human error, or from external events.

Sources of Operational Risk Operational risk is inherent in the Company's business and functional areas. Operational risks include: compliance with laws and regulations, cybersecurity, business disruption, technology failure, inadequate execution or process management, reliance on model and data analytics, internal fraud, external fraud, third party dependency and attraction and retention of talent.

Impact Operational risk can result in financial loss, disruption of our business, regulatory actions or damage to our reputation.

Management Responsibility for day-to-day management of operational risk lies within each business unit and functional area. ERM provides an enterprise-wide view of the Company's operational risk on an aggregate basis. ERM is responsible for establishing, maintaining and communicating the framework, principles and guidelines of the Company's operational risk management program. Operational risk mitigation strategies include the following:

- Establishing policies and monitoring risk tolerances and exceptions;

- Conducting business risk assessments and implementing action plans where necessary;

- Validating existing crisis management protocols;

- Identifying and monitoring emerging risks; and

- Purchasing insurance coverage.

Cybersecurity Risk

The Hartford has implemented an information protection program with established governance routines that promote an adaptive approach for assessing and managing risks. The Hartford employs a 'defense-in-depth' strategy that uses multiple security measures to protect the integrity of the Company's information assets. This 'defense-in-depth' strategy aligns to the National Institute of Standards and Technology ("NIST") Cyber Security Framework and provides preventative, detective and responsive measures that collectively protects the Company. The Hartford continually assesses cyber capabilities and threat detection. Various cyber assurance methods, including security metrics, third party security assessments, external penetration testing, red team exercises, and cyber incident response exercises are used to test the effectiveness of the overall cybersecurity control environment. Additionally, the Company collaborates with industry associations, government authorities, peers and external advisors to monitor the threat environment and to inform our security practices.

The Hartford, like many other large financial services companies, blocks attempted cyber intrusions on a daily basis. In the event of a cyber intrusion, the Company invokes its Cyber Incident Response Program (the "Program") commensurate with the nature of the intrusion. While the actual methods employed differ based on the event, our approach uses internal teams and outside advisors with specialized skills to support the response and recovery efforts and requires elevation of issues, as necessary, to senior management. In addition, we have procedures to ensure timely notification of critical cybersecurity incidents pursuant to the Program to help identify employees who may have material non-public information and to implement blackout restrictions on trading the Company's securities during the investigation and assessment of such cybersecurity incidents.

From a governance perspective, senior members of our Enterprise Risk Management, Information Protection and Internal Audit functions provide detailed, regular reports on cybersecurity matters to the Board. The Audit Committee, which oversees controls for the Company's major risk exposures, has principal responsibility for oversight of cybersecurity risk. The topics covered by these updates include the Company's activities, policies and procedures to prevent, detect and respond to cybersecurity incidents, as well as lessons learned from cybersecurity incidents and internal and external testing of our cyber defenses. In 2022, the Audit Committee received five updates on cybersecurity matters.

FINANCIAL RISK

Financial risks include direct and indirect risks to the Company's financial objectives from events that impact financial market conditions and the value of financial assets. Some events may cause correlated movement in multiple risk factors. The primary sources of financial risks are the Company's invested assets.

Consistent with its risk appetite, the Company establishes financial risk limits to control potential loss on a U.S. GAAP, statutory, and economic basis. Exposures are actively monitored and managed, with risks mitigated where appropriate. The Company uses various risk management strategies, including limiting aggregation of risk, portfolio re-balancing and hedging with over-the-counter ("OTC") and exchange-traded derivatives with counterparties meeting the appropriate regulatory and due diligence requirements. Derivatives are utilized to achieve the following Company-approved objectives: (1) hedging risk arising from interest rate, equity market, commodity market, credit spread and issuer default, price or currency exchange rate risk or volatility; (2) managing liquidity; (3) controlling transaction costs; and (4) engaging in income generation covered call transactions and synthetic replication transactions. Derivative activities are monitored and evaluated by the Company's compliance and risk management teams and reviewed by senior management. The Company identifies different categories of financial risk, including liquidity, credit, interest rate, equity, and foreign currency exchange.

Liquidity Risk

Liquidity risk is the risk to current or prospective earnings or capital arising from the Company's inability or perceived inability to meet its contractual funding obligations as they come due.

Sources of Liquidity Risk Sources of liquidity risk include funding risk, company-specific liquidity risk and market liquidity risk resulting from differences in the amount and timing of sources and uses of cash as well as company-specific and general market conditions. Stressed market conditions may impact the ability to sell assets or otherwise transact business and may result in a significant loss in value of the investment portfolio.

Impact Inadequate capital resources and liquidity could negatively affect the Company's overall financial strength and its ability to generate cash flows from its businesses, borrow funds at competitive rates, and raise new capital to meet operating and growth needs.

Management The Company has defined ongoing monitoring and reporting requirements to assess liquidity across the enterprise under both current and stressed market conditions. The Company measures and manages liquidity risk exposures and funding needs within prescribed limits across legal entities, taking into account legal, regulatory and operational limitations to the transferability of liquid assets among legal entities. The Company also monitors internal and external conditions, and identifies material risk changes and emerging risks that may impact operating cash flows or liquid assets. The liquidity requirements of The Hartford Financial Services Group, Inc. ("HFSG Holding Company") have been and will continue to be met by the HFSG Holding Company's fixed maturities, short-term investments and cash, and dividends from its subsidiaries, principally from its insurance operations, as well as the issuance of common stock, debt or other capital securities and borrowings from its credit facilities as needed. The Company maintains multiple sources of contingent liquidity including a revolving credit facility, an intercompany liquidity agreement that allows for short-term advances of funds among the HFSG Holding Company and certain affiliates, and access to collateralized advances from the Federal Home Loan Bank of Boston ("FHLBB") for certain affiliates. The Company's CFO has primary responsibility for liquidity risk.

Credit Risk and Counterparty Risk

Credit risk is the risk to earnings or capital due to uncertainty of an obligor's or counterparty's ability or willingness to meet its obligations in accordance with contractually agreed upon terms. Credit risk is comprised of three major factors: the risk of change in credit quality, or credit migration risk; the risk of default; and the risk of a change in value due to changes in credit spreads.

Sources of Credit Risk The majority of the Company's credit risk is concentrated in its investment holdings and use of derivatives, but it is also present in the Company's ceded reinsurance activities and various insurance products.

Impact A decline in creditworthiness is typically reflected as an increase in an investment's credit spread and an associated decline in the investment's fair value, potentially resulting in recording an ACL and an increased probability of a realized loss upon sale. In certain instances, counterparties may default on their obligations and the Company may realize a loss on default. Premiums receivable, including premiums for retrospectively rated plans, reinsurance recoverable and deductible losses recoverable are also subject to credit risk based on the counterparty's inability to pay.

Management The objective of the Company's enterprise credit risk management strategy is to identify, quantify, and manage credit risk in aggregate and to limit potential losses in accordance with the Company's credit risk management policy. The Company manages its credit risk by managing aggregations of risk, holding a diversified mix of issuers and counterparties across its investment, reinsurance, and insurance portfolios and limiting exposure to any specific reinsurer or counterparty. Potential credit losses can be mitigated through diversification (e.g., geographic regions, asset types, industry sectors), hedging and the use of collateral to reduce net credit exposure.

The Company manages credit risk through the use of various surveillance, analyses and governance processes. The investment and reinsurance areas have formal policies and procedures for counterparty approvals and authorizations, which establish criteria defining minimum levels of creditworthiness and financial stability for eligible counterparties. Potential investments are subject to underwriting reviews and private securities are subject to management approval. Mitigation strategies vary across the three sources of credit risk, but may include:

- Investing in a portfolio of high-quality and diverse securities;

- Selling investments subject to credit risk;

- Hedging through use of credit default swaps;

- Clearing derivative transactions through central clearing houses that require daily variation margin;

- Entering into derivative and reinsurance contracts only with strong creditworthy institutions;

- Requiring collateral; and

- Non-renewing policies/contracts or reinsurance treaties.

The Company has developed credit exposure thresholds which are based upon counterparty ratings. Aggregate counterparty credit quality and exposure are monitored on a daily basis utilizing an enterprise-wide credit exposure information system that contains data on issuers, ratings, exposures, and credit limits. Exposures are tracked on a current and potential basis and aggregated by ultimate parent of the counterparty across investments, reinsurance receivables, insurance products with credit risk, and derivatives.

As of December 31, 2022, the Company had no investment exposure to any credit concentration risk of a single issuer or counterparty greater than 10% of the Company's stockholders' equity, other than the U.S. government and certain U.S. government agencies. For further discussion of concentration of credit risk in the investment portfolio, see the Concentration of Credit Risk section in Note 5 - Investments of Notes to Consolidated Financial Statements.

Assets and Liabilities Subject to Credit Risk

Investments Essentially all of the Company's invested assets are subject to credit risk. In 2022, there were net credit losses on fixed maturities, AFS and an increase in the ACL on mortgage loans of $18 and $7 respectively. In 2021, there were net credit recoveries on fixed maturities, AFS and a decrease in the ACL on mortgage loans of $4 and $9 respectively, primarily due to an improved economic environment. Refer to the Investment Portfolio Risk section of Financial Risk Management under "Credit Losses on Fixed Maturities, AFS and Intent-to-Sell Impairments" and "ACL on Mortgage Loans".

Reinsurance recoverables Reinsurance recoverables, net of an allowance for uncollectible reinsurance, were $6,966 and $6,523 as of December 31, 2022 and 2021 respectively. Refer to the Enterprise Risk Management section of the MD&A under "Reinsurance as a Risk Management Strategy."

Premiums receivable and agents' balances

Premiums receivable and agents' balances, net of an ACL, were $4,949 and $4,445, as of December 31, 2022 and 2021, respectively. For a discussion regarding collectibility of these balances, see Note 7 - Premiums Receivable and Agents' Balances of Notes to Consolidated Financial Statements.

Credit Risk of Derivatives

The Company uses various derivative counterparties in executing its derivative transactions. The use of counterparties creates credit risk that the counterparty may not perform in accordance with the terms of the derivative transaction.

Downgrades to the credit ratings of the Company's insurance operating companies may have adverse implications for its use of derivatives. In some cases, downgrades may give derivative counterparties for OTC derivatives and clearing brokers for OTC-cleared derivatives the right to cancel and settle outstanding derivative trades or require additional collateral to be posted. In addition, downgrades may result in counterparties and clearing brokers becoming unwilling to engage in or clear additional derivatives or may require additional collateralization before entering into any new trades.

Managing the Credit Risk of Counterparties to Derivative Instruments

The Company also has derivative counterparty exposure policies which limit the Company's exposure to credit risk. The Company monitors counterparty exposure on a monthly basis to ensure compliance with Company policies and statutory limitations. The Company's policies with respect to derivative counterparty exposure establishes market-based credit limits, favors long-term financial stability and creditworthiness of the counterparty and typically requires credit enhancement/credit risk reducing agreements, which are monitored and evaluated by the Company's risk management team and reviewed by senior management.

The Company minimizes the credit risk of derivative instruments by entering into transactions with high quality counterparties primarily rated A or better. The Company also generally requires that OTC derivative contracts be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement, which is structured by legal entity and by counterparty and permits right of offset. The Company enters into credit support annexes in conjunction with the ISDA agreements, which require daily collateral settlement based upon agreed upon thresholds.

The Company also has derivative counterparty exposure policies which limit the Company's exposure to credit risk. Credit exposures are generally quantified based on the prior business day's net fair value, including income accruals, of all derivative positions transacted with a single counterparty for each separate legal entity. The notional amount of derivative contracts represents the basis upon which pay or receive amounts are calculated and are not necessarily reflective of credit risk. The Company enters into collateral arrangements in connection with its derivatives positions and collateral is pledged to or held by, or on behalf of, the Company to the extent the exposure is greater than zero, subject to minimum transfer thresholds, if applicable. In accordance with industry standards and the contractual requirements, collateral is typically settled on the same business day. For further discussion, see the Derivative Commitments section of Note 14 - Commitments and Contingencies of Notes to Consolidated Financial Statements.

Use of Credit Derivatives

The Company may also use credit default swaps to manage credit exposure or to assume credit risk to enhance yield.

Credit Risk Reduced Through Credit Derivatives

The Company uses credit derivatives to purchase credit protection with respect to a single entity or referenced index. The Company purchases credit protection through credit default swaps to economically hedge and manage credit risk of certain fixed maturity investments across multiple sectors of the investment portfolio. As of December 31, 2022 and 2021, the notional amount related to credit derivatives that purchase credit

protection was $11 and $112, respectively, while the fair value was $0 and $(2), respectively. These amounts do not include positions that are in offsetting relationships.

Credit Risk Assumed Through Credit Derivatives

The Company may also enter into credit default swaps that assume credit risk as part of replication transactions. Replication transactions are used as an economical means to synthetically replicate the characteristics and performance of assets that are permissible investments under the Company's investment policies. These swaps primarily reference investment grade single corporate issuers and indexes. As of December 31, 2022 and 2021, the Company did not hold credit default swaps that assume credit risk.

For further information on credit derivatives, see Note 6 - Derivatives of Notes to Consolidated Financial Statements.

Credit Risk of Business Operations

A portion of the Company's Commercial Lines business is written with large deductibles or under retrospectively-rated plans. Under some commercial insurance contracts with a large deductible, the Company is obligated to pay the claimant the full amount of the claim and the Company is subsequently reimbursed by the policyholder for the deductible amount. As such, the Company is subject to credit risk until reimbursement is made. Retrospectively-rated policies are utilized primarily for workers' compensation coverage, whereby the ultimate premium is adjusted based on actual losses incurred. Although the premium adjustment feature of a retrospectively-rated policy substantially reduces insurance risk for the Company, it presents credit risk to the Company. The Company's results of operations could be adversely affected if a significant portion of such policyholders failed to reimburse the Company for the deductible amount or the amount of additional premium owed under retrospectively-rated policies. The Company manages these credit risks through credit analysis, collateral requirements, and regular monitoring. For more information, see Note 7- Premiums Receivable and Agents' Balances of Notes to Consolidated Financial Statements.

Interest Rate Risk

Interest rate risk is the risk of financial loss due to adverse changes in the value of assets and liabilities arising from movements in interest rates. Interest rate risk encompasses exposures with respect to changes in the level of interest rates, the shape of the term structure of rates and the volatility of interest rates. Interest rate risk does not include exposure to changes in credit spreads.

Sources of Interest Rate Risk
The Company has exposure to interest rate risk arising from investments in fixed maturities and commercial mortgage loans, issuances by the Company of debt securities, preferred stock and similar securities, discount rate assumptions associated with the Company's claim reserves and pension and other postretirement benefit obligations, and assets that support the Company's pension and other postretirement benefit plans.

Impact
Changes in interest rates from current levels can have both favorable and unfavorable effects for the Company.

Change in Interest Rates	Favorable Effects	Unfavorable Effects
⬆	• Additional net investment income due to reinvesting at higher yields and higher yields on variable rate securities	• Decrease in the fair value of the fixed income investment portfolio
⬇	• Increase in the fair value of the fixed income investment portfolio	• Lower net investment income due to reinvesting at lower yields and lower yields on variable rate securities • Acceleration in paydowns and prepayments or calls of certain mortgage-backed and municipal securities

Management The Company manages its exposure to interest rate risk by constructing investment portfolios that seek to protect the Company from the economic impact associated with changes in interest rates by setting portfolio duration targets that are aligned with the duration of the liabilities that they support. The Company analyzes interest rate risk using various models including parametric models and cash flow simulation under various market scenarios of the liabilities and their supporting investment portfolios. Key metrics that the Company uses to quantify its exposure to interest rate risk inherent in its invested assets and the associated liabilities include duration, convexity and key rate duration.

The Company primarily utilizes interest rate swaps and, to a lesser extent, futures to mitigate interest rate risk associated with its investment portfolio or liabilities and to manage portfolio duration. Interest rate swaps are primarily used to convert interest receipts or payments to a fixed or variable rate. The use of such swaps enables the Company to customize contract terms and conditions to desired objectives and manage the duration profile within established tolerances. As of December 31, 2022 and 2021, notional amounts pertaining to derivatives utilized to manage interest rate risk, including offsetting positions, totaled $9.4 billion and $9.9 billion, respectively, and primarily relate to hedging invested assets. The fair value of these derivatives was $(6) and $(46) as of December 31, 2022 and 2021, respectively.

Assets and Liabilities Subject to Interest Rate Risk

Fixed income investments The fair value of fixed income investments, which include fixed maturities, commercial mortgage loans, and short-term investments, was $46.4 billion and $51.9 billion at December 31, 2022 and 2021, respectively. The weighted average duration of the portfolio, including derivative instruments, was approximately 4.0 years and 4.3 years as of December 31, 2022 and 2021, respectively. Changes in the fair value of fixed maturities due to changes in interest rates are reflected as a component of AOCI.

Long-term debt obligations The Company's variable rate debt obligations will generally result in increased interest expense as a result of higher interest rates; the inverse is true during a declining interest rate environment. However, as explained in Note 13 - Debt of Notes to Consolidated Financial Statements, the Company has entered into an interest-rate swap agreement to effectively convert variable interest rate payments on its 3 Month London Inter-Bank Offered Rate ("LIBOR") + 2.125% notes to fixed interest payments. Changes in the value of fixed rate long-term debt as a result of changes in interest rates will impact the fair value of these instruments but not the carrying value in the Company's Consolidated Balance Sheets.

Group life and disability product liabilities The cash outflows associated with contracts issued by the Company's Group Benefits segment, primarily group life and short and long-term disability policy liabilities, are not interest rate sensitive but vary based on timing. Though the aggregate cash flow payment streams are relatively predictable, these products rely upon actuarial pricing assumptions (including mortality and morbidity) and have an element of cash flow uncertainty. As of December 31, 2022 and 2021, the Company had $8,540 and $8,609, respectively of reserves for group life and disability contracts. Changes in the value of the liabilities as a result of changes in interest rates will impact the fair value of these instruments but not the carrying value in the Company's Consolidated Balance Sheets.

Pension and other postretirement benefit obligations The Company's pension and other postretirement benefit obligations are exposed to interest rate risk based upon the sensitivity of present value obligations to changes in liability discount rates as well as the sensitivity of the fair value of investments in the plan portfolios to changes in interest rates. The discount rate assumption is based upon an interest rate yield curve that reflects high-quality fixed income investments consistent with the maturity profile of the expected liability cash flows. The Company is exposed to the risk of having to make additional plan contributions if the plans' investment returns, including from investments in fixed maturities, are lower than expected. (For further discussion of discounting pension and other postretirement benefit obligations, refer to Note 18 - Employee Benefit Plans of Notes to Consolidated Financial Statements.)

Interest Rate Sensitivity

Group Life and Disability Reserves and Invested Assets Supporting Them

Included in the following table is the before tax change in the net economic value of contracts issued by the Company's Group Benefits segment, primarily group life and disability, for which fixed valuation discount rate assumptions are established based upon investment returns assumed in pricing, along with the corresponding invested assets. Also included in this analysis are the interest rate sensitive derivatives used by the Company to hedge its exposure to interest rate risk in the investment portfolios supporting these contracts. This analysis does not include the assets and corresponding liabilities of other insurance products such as automobile, property, workers' compensation and general liability insurance. Certain financial instruments, such as limited partnerships and other alternative investments, have been omitted from the analysis as the interest rate sensitivity of these investments is generally lower and less predictable than fixed income investments. The calculation of the estimated hypothetical change in net economic value below assumes a 100 basis point upward and downward parallel shift in the yield curve.

The selection of the 100 basis point parallel shift in the yield curve was made only as an illustration of the potential hypothetical impact of such an event and should not be construed as a prediction of future market events. Actual results could differ materially from those illustrated below due to the nature of the estimates and assumptions used in the analysis. The Company's sensitivity analysis calculation assumes that the composition of invested assets and liabilities remain materially consistent throughout the year and that the current relationship between short-term and long-term interest rates will remain constant over time. As a result, these calculations may not fully capture the impact of portfolio re-allocations, significant product sales or non-parallel changes in interest rates.

Interest Rate Sensitivity of Group Benefits Reserves and Invested Assets Supporting Them

	Change in Net Economic Value as of December 31,			
	2022		2021	
Basis point shift	-100	+100	-100	+100
Increase (decrease) in economic value, before tax	$ 71	$ (71)	$ 101	$ (94)

The carrying value of assets related to supporting Group Benefits, primarily long-term disability reserves, was $9.8 billion and $11.3 billion, as of December 31, 2022 and 2021, respectively, and included fixed maturities, commercial mortgage loans and short-term investments. The assets are monitored and managed within set duration guidelines and are evaluated on a daily basis, as well as annually, using scenario simulation techniques in compliance with regulatory requirements.

Invested Assets not Supporting Group Life and Disability Reserves

The following table provides an analysis showing the estimated before tax change in the fair value of the Company's investments and related derivatives, excluding assets supporting group life and disability reserves which are included in the table above, assuming 100 basis point upward and downward parallel shifts in the yield curve as of December 31, 2022 and 2021. Certain financial instruments, such as limited partnerships and other alternative investments, have been omitted from the analysis as the interest rate sensitivity of these investments is generally lower and less predictable than fixed income investments.

Interest Rate Sensitivity of Invested Assets (Excluding Those Supporting Group Benefits Reserves)

	Change in Fair Value as of December 31,			
	2022		2021	
Basis point shift	-100	+100	-100	+100
Increase (decrease) in fair value, before tax	$ 1,554	$ (1,470)	$ 1,841	$ (1,730)

The carrying value of fixed maturities, commercial mortgage loans and short-term investments, excluding those related to supporting Group Benefits short and long-term disability reserves, was $36.6 billion and $40.6 billion as of December 31, 2022 and 2021, respectively.

Long-term Debt

A 100 basis point parallel decrease in the yield curve would result in an increase in the fair value of long-term debt by $426 and $732 as of December 31, 2022 and 2021, respectively. A 100 basis point parallel increase in the yield curve would result in a decrease in the fair value of long-term debt by $357 and $600 as of December 31, 2022 and 2021, respectively. Changes in the value of long-term debt as a result of changes in interest rates will not impact the carrying value in the Company's Consolidated Balance Sheets.

Pension and Other Postretirement Plan Obligations

A 100 basis point parallel decrease in the yield curve would impact both the value of the underlying pension assets and the value of the liabilities, resulting in an increase in the unfunded liabilities (or decrease in asset) for pension and other postretirement plan obligations of $22 and $36 as of December 31, 2022 and 2021, respectively. A 100 basis point parallel increase in the yield curve would have the inverse effect and result in a decrease in the unfunded liabilities (or increase in assets) for pension and other postretirement plan obligations of $10 and $17 as of December 31, 2022 and 2021, respectively. Gains or losses due to changes in interest rates on the pension and postretirement plan obligations are recorded within AOCI and are amortized into the actuarial loss component of net periodic benefit cost when they exceed a threshold.

Discontinuation of LIBOR

The U.K. Financial Conduct Authority ("FCA") announced that publication of U.S. dollar LIBOR on a representative basis would cease immediately after June 30, 2023. The Company continues to monitor the potential impacts of the discontinuation of LIBOR, which is used as a benchmark or reference rate for certain investments and derivatives the Company owns, and floating rate debt the Company has issued. Uncertainties and risks relating to the transition from LIBOR have been reduced by the federal Adjustable Interest Rate (LIBOR) Act, which addresses replacement of LIBOR in certain contracts governed by U.S. law (including the law of any U.S. state), including investments, derivatives and the outstanding floating rate subordinated debentures issued by the Company. As such, the Company expects minimal impact from the transition.

There is a risk that certain derivatives may no longer qualify for hedge accounting if reference rates change on derivative contracts but the reference interest rate of the instruments being hedged do not change in a substantially similar manner. The Company has adopted the FASB's temporary guidance which allows for contract modifications made solely due to rate reform and to maintain hedge accounting when the hedging effectiveness between the financial instrument and its hedge is only affected by the change to the reference rate. On December 21, 2022, the FASB extended the effective date for the temporary guidance and which now expires for contract modifications made and hedge relationships entered into or evaluated after December 31, 2024. After that date, there is uncertainty whether certain outstanding derivative contracts will continue to qualify for hedge accounting because the replacement rate of the financial instrument being hedged is not sufficiently matched to the reference rate of the derivative contract.

Equity Risk

Equity risk is the risk of financial loss due to changes in the value of global equities or equity indices.

Sources of Equity Risk

The Company has exposure to equity risk from invested assets, assets that support the Company's pension and other postretirement benefit plans, and fee income derived from Hartford Funds assets under management.

Impact The investment portfolio is exposed to losses from market declines affecting equity securities and derivatives, which could negatively impact the Company's reported earnings. In addition, investments in limited partnerships and other alternative investments generally have a level of correlation to domestic equity market levels and can expose the Company to losses in earnings if valuations decline; however, earnings impacts are recognized on a lag as results from private equity investments and other funds are generally reported on a three-month delay. For assets supporting pension and other postretirement benefit plans, the Company may be required to make additional plan contributions if equity investments in the plan portfolios decline in value. Hartford Funds earnings are also significantly influenced by the U.S. and other equity markets. Generally, declines in equity markets will reduce the value of average daily assets under management and the amount of fee income generated from those assets. Increases in equity markets will generally have the inverse impact.

Management The Company uses various approaches in managing its equity exposure, including limits on the proportion of assets invested in equities, diversification of the equity portfolio, and, at times, hedging of changes in equity indices. For assets supporting pension and other postretirement benefit plans, the asset allocation mix is reviewed on a periodic basis. In order to minimize risk, the pension plans maintain a listing of permissible and prohibited investments and impose concentration limits and investment quality requirements on permissible investment options.

Assets and Liabilities Subject to Equity Risk

Investment portfolio The investment portfolio is exposed to losses from market declines affecting equity securities and derivatives, and certain alternative assets and limited partnerships. Generally, declines in equity markets will reduce the value of these types of investments and could negatively impact the Company's earnings while increases in equity will have the inverse impact. For equity securities, the changes in fair value are reported in net realized gains and losses. For alternative assets and limited partnerships, the Company's share of earnings for the period is recorded in net investment income, though typically on a delay based on the availability of the underlying financial statements. For a discussion of equity sensitivity, see below.

Assets supporting pension and other postretirement benefit plans The Company may be required to make additional plan contributions if equity investments in the plan portfolios decline in value. For a discussion of equity sensitivity, see below.

Declines in value are recognized as unrealized losses in AOCI. Increases in equity markets are recognized as unrealized gains in AOCI. Unrealized gains and losses in AOCI are amortized into the actuarial loss component of net periodic benefit cost when they exceed a threshold. For further discussion of equity risk associated with the pension plans, see Note 18 - Employee Benefit Plans of Notes to Consolidated Financial Statements.

Assets under management Assets under management in Hartford Funds may decrease in value during equity market declines, which would result in lower earnings because fee income is earned based upon the value of assets under management.

Equity Sensitivity

Investment portfolio and the assets supporting pension and other postretirement benefit plans

Included in the following tables are the estimated before tax change in the economic value of the Company's invested assets and assets supporting pension and other postretirement benefit plans with sensitivity to equity risk. The calculation of the hypothetical change in economic value below assumes a 20% upward and downward shock to the Standard & Poor's 500 Composite Price Index ("S&P 500"). For limited partnerships and other alternative investments, the movement in economic value is calculated using a beta analysis largely derived from historical experience relative to the S&P 500.

The selection of the 20% shock to the S&P 500 was made only as an illustration of the potential hypothetical impact of such an event and should not be construed as a prediction of future market events. Actual results could differ materially from those illustrated below due to the nature of the estimates and assumptions used in the analysis. These calculations do not capture the impact of portfolio re-allocations.

Equity Sensitivity

| (Before tax) | As of December 31, 2022 | | | As of December 31, 2021 | | |
| | | Shock to S&P 500 | | | Shock to S&P 500 | |
	Fair Value	+20%	-20%	Fair Value	+20%	-20%
Investment Portfolio	$ 5,978	$ 676	$ (676)	$ 5,447	$ 641	$ (641)
Assets supporting pension and other postretirement benefit plans	$ 820	$ 84	$ (84)	$ 1,245	$ 167	$ (167)

Hartford Funds assets under management
Hartford Funds earnings are significantly influenced by the U.S. and other equity markets. If equity markets were to hypothetically decline 20% and remain depressed for one year, the estimated before tax impact on reported Hartford Funds earnings for that one year period is approximately $50 as of December 31, 2022. The selection of the 20% shock to the S&P 500 was made only as an illustration of the potential hypothetical impact of such an event and should not be construed as a prediction of future market events. Actual results could differ materially due to the nature of the estimates and assumptions used in the analysis.

Foreign Currency Exchange Risk
Foreign currency exchange risk is the risk of financial loss due to changes in the relative value between currencies.

Sources of Currency Risk
The Company has foreign currency exchange risk in non-U.S. dollar denominated cash, fixed maturities, equities, and derivative instruments. In addition, the Company has non-U.S. subsidiaries, some with functional currencies other than U.S. dollar, and which transact business in multiple currencies resulting in assets and liabilities denominated in foreign currencies.

Impact
Changes in relative values between currencies can create variability in cash flows and realized or unrealized gains and losses on changes in the fair value of assets and liabilities. The impact on the fair value of fixed maturities, AFS due to changes in foreign currency exchange rates, in relation to functional currency, is reported in unrealized gains or losses as part of other comprehensive income. The realization of gains or losses resulting from investment sales or from changes in investments that record changes in fair value through the income statement due to changes in foreign currency exchange rates is reflected through net realized gains and losses. In regards to insurance and reinsurance contracts that the Company enters into for which we are obligated to pay losses in a foreign currency, the impact of changes in foreign currency exchange rates on assets and liabilities related to these contracts is reflected through net realized gains and losses. These assets or liabilities include, but are not limited to, cash and cash equivalents, premiums receivable, reinsurance recoverables, and unpaid losses and loss adjustment expenses. Additionally, the Company translates the assets, liabilities, and income of non-U.S. dollar functional currency legal entities into U.S. dollars. This translation amount is reported as a component of other comprehensive income.

Management
The Company manages its foreign currency exchange risk primarily through asset-liability matching and through the use of derivative instruments. However, legal entity capital is invested in local currencies in order to satisfy regulatory requirements and to support local insurance operations. The foreign currency exposure of non-U.S. dollar denominated investments will most commonly be reduced through the sale of the assets or through hedges using foreign currency swaps and forwards.

Assets and Liabilities Subject to Foreign Currency Exchange Risk

Investment portfolio The Company is exposed to foreign exchange risk affecting non-U.S. dollar denominated cash, fixed maturities, equities and derivative instruments. Changes in relative values between currencies can positively or negatively impact net realized gains and losses or unrealized gains (losses) as part of other comprehensive income.

Assets supporting pension plan As of December 31, 2022, the Company had immaterial exposure to non-U.S. dollar investments within pension plan assets. As of December 31, 2021, the Company had $97 of non-U.S. dollar investments. Changes in relative values between currencies can positively or negatively impact unrealized gains and losses in AOCI. Unrealized gains and losses in AOCI are amortized into the actuarial loss component of net periodic benefit cost when they exceed a threshold. These amounts are excluded from the sensitivity analysis below.

Insurance contract related assets and liabilities
The Company has non-U.S. dollar denominated insurance and reinsurance contracts and associated premiums receivable, reinsurance recoverables and unpaid losses and loss adjustment expenses, that are exposed to foreign exchange risk. For contracts that are within U.S dollar functional currency legal entities, changes in foreign currency exchange rates can positively or negatively impact net realized gains and losses. For contracts within non-U.S. dollar functional currency legal entities, changes in the functional currency relative to the U.S. dollar can positively or negatively impact other comprehensive income.

Foreign Currency Sensitivity
For the Company's primary currencies that create foreign exchange risk, the following table provides the estimated impact of a hypothetical 10% unfavorable change in exchange rates. Actual results could differ materially due to the nature of the estimates and assumptions used in the analysis. The amounts presented are in U.S. dollars and before tax.

Foreign Currency Sensitivity [1]

	GBP	CAD	10% Unfavorable Change
December 31, 2022			
Net assets (liabilities)	$ 174	$ 185	$ (33)
December 31, 2021			
Net assets (liabilities)	$ 287	$ 132	$ (38)

[1]Table excludes currencies where the value of net assets in U.S. dollar equivalent is less than 1% of total net assets of the Company.

Financial Risk on U.S. Statutory Capital

U.S. Statutory surplus amounts and RBC ratios may increase or decrease in any period depending upon a variety of factors and may be compounded in extreme scenarios or if multiple factors occur at the same time. At times, the impact of changes in certain market factors or a combination of multiple factors on RBC ratios can be counterintuitive. Factors include:

- A decrease in the value of certain fixed-income and equity securities in our investment portfolio, due in part to credit spreads widening, an increase in interest rates, or a decline in equity market levels, may result in a decrease in statutory surplus and RBC ratios;
- A decline in investment yields may reduce our net investment income, which may result in a decrease in statutory surplus and RBC ratios;

- Decreases in the value of certain derivative instruments that do not get hedge accounting, may reduce statutory surplus and RBC ratios; and
- Non-market factors can also impact the amount and volatility of either our actual or potential obligation, as well as the related statutory surplus and RBC ratios.

Most of these factors are outside of the Company's control. Among other factors, rating agencies consider the level of statutory capital and surplus of our U.S. insurance subsidiaries as well as the level of GAAP capital held by the Company in determining the Company's financial strength and credit ratings. Rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of capital we must hold in order to maintain our current ratings.

Investment Portfolio Risk

The following table presents the Company's fixed maturities, AFS, by credit quality. The credit ratings referenced throughout this section are based on availability and are generally the midpoint of the available ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used. Accrued interest receivable related to fixed maturities are recorded in other assets on the Consolidated Balance Sheets and are not included in the amortized cost or fair value of the fixed maturities. For further information refer to Note 5 - Investments of Notes to Consolidated Financial Statements.

Fixed Maturities, AFS by Credit Quality

	December 31, 2022			December 31, 2021		
	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
United States Government/Government agencies	$ 5,573	$ 5,025	13.9 %	$ 5,706	$ 5,881	13.7 %
AAA	6,171	5,824	16.1 %	5,917	6,133	14.3 %
AA	7,136	6,650	18.4 %	7,279	7,718	18.0 %
A	9,758	8,968	24.7 %	10,277	10,962	25.6 %
BBB	8,918	7,973	22.0 %	9,196	9,708	22.7 %
BB & below	1,977	1,791	4.9 %	2,413	2,445	5.7 %
Total fixed maturities, AFS	$ 39,533	$ 36,231	100.0 %	$ 40,788	$ 42,847	100.0 %

The fair value of fixed maturities, AFS decreased as compared to December 31, 2021, primarily due to a decline in valuations due to higher interest rates and wider credit spreads. The decline was also due to the reinvestment of sales and maturities into other asset classes. Fixed maturities, FVO are not included in the preceding table. For further discussion on FVO securities see Note 4 - Fair Value Measurements of Notes to Consolidated Financial Statements.

Fixed Maturities, AFS by Type

	December 31, 2022						December 31, 2021					
	Amortized Cost	ACL	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Percent of Total Fair Value	Amortized Cost	ACL	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Percent of Total Fair Value
Asset-backed securities ("ABS")												
Consumer loans	$ 1,538	$ —	$ —	$ (41)	$ 1,497	4.1 %	$ 959	$ —	$ 11	$ (2)	$ 968	2.3 %
Other	478	—	—	(34)	444	1.3 %	166	—	2	(1)	167	0.4 %
CLO	3,040	—	3	(102)	2,941	8.1 %	3,019	—	8	(2)	3,025	7.1 %
Commercial Mortgage-Backed Securities ("CMBS")												
Agency [1]	1,268	(10)	14	(115)	1,157	3.2 %	1,390	—	75	(5)	1,460	3.4 %
Bonds	2,263	—	2	(228)	2,037	5.6 %	2,327	—	92	(9)	2,410	5.6 %
Interest only	184	—	5	(15)	174	0.5 %	238	—	12	(1)	249	0.6 %
Corporate												
Basic industry	797	—	1	(64)	734	2.0 %	761	—	34	(5)	790	1.8 %
Capital goods	1,380	—	2	(117)	1,265	3.5 %	1,442	—	84	(9)	1,517	3.5 %
Consumer cyclical	1,100	—	—	(97)	1,003	2.8 %	1,161	(1)	50	(5)	1,205	2.8 %
Consumer non-cyclical	2,102	—	6	(188)	1,920	5.3 %	2,473	—	134	(8)	2,599	6.1 %
Energy	1,076	—	3	(92)	987	2.7 %	1,405	—	99	(2)	1,502	3.5 %
Financial services	4,923	—	8	(441)	4,490	12.4 %	4,648	—	214	(20)	4,842	11.3 %
Tech./comm.	2,312	(2)	9	(249)	2,070	5.7 %	2,658	—	216	(11)	2,863	6.7 %
Transportation	731	—	1	(81)	651	1.8 %	744	—	43	(3)	784	1.8 %
Utilities	1,871	—	3	(212)	1,662	4.6 %	1,917	—	141	(8)	2,050	4.8 %
Other	502	—	—	(51)	451	1.2 %	535	—	23	(3)	555	1.3 %
Foreign govt./ govt. agencies	596	—	—	(49)	547	1.5 %	883	—	33	(6)	910	2.1 %
Municipal bonds												
Taxable	1,062	—	2	(148)	916	2.5 %	1,079	—	83	(2)	1,160	2.7 %
Tax-exempt	5,656	—	91	(367)	5,380	14.9 %	6,394	—	704	(1)	7,097	16.6 %
Residential Mortgage-Backed Securities ("RMBS")												
Agency	1,865	—	2	(196)	1,671	4.6 %	1,337	—	44	(11)	1,370	3.2 %
Non-agency	2,277	—	—	(312)	1,965	5.4 %	2,101	—	11	(16)	2,096	4.9 %
Alt-A	7	—	—	—	7	— %	12	—	1	—	13	— %
Sub-prime	65	—	—	—	65	0.2 %	160	—	4	—	164	0.4 %
U.S. Treasuries	2,440	—	—	(243)	2,197	6.1 %	2,979	—	86	(14)	3,051	7.1 %
Total fixed maturities, AFS	$ 39,533	$ (12)	$ 152	$ (3,442)	$ 36,231	100.0 %	$ 40,788	$ (1)	$ 2,204	$ (144)	$ 42,847	100.0 %
Fixed maturities, FVO					$ 333						$ 160	

[1]Includes securities with pools of loans issued by the Small Business Administration which are backed by the full faith and credit of the U.S. government.

The fair value of fixed maturities, AFS decreased as compared to December 31, 2021, primarily due to a decline in valuations due to higher interest rates and wider credit spreads. The decline was also due to the reinvestment of sales and maturities into other asset classes. The Company primarily decreased holdings of consumer non-cyclical, technology/communication, and energy corporate bonds, tax-exempt municipal bonds, and

U.S. treasuries, while primarily increasing holdings in agency and non-agency RMBS and consumer loans.

The following table presents the Company's exposure to CMBS and RMBS by credit quality included in the preceding Fixed Maturities, AFS by Type table.

Commercial & Residential Real Estate

Exposure to CMBS and RMBS as of December 31, 2022

	AAA		AA		A		BBB		BB and Below		Total	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
CMBS												
Agency [1]	$ 1,264	$ 1,154	$ 4	$ 3	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,268	$ 1,157
Bonds	908	840	568	504	424	370	138	116	225	207	2,263	2,037
Interest Only	101	96	74	70	—	—	8	7	1	1	184	174
Total CMBS	**2,273**	**2,090**	**646**	**577**	**424**	**370**	**146**	**123**	**226**	**208**	**3,715**	**3,368**
RMBS												
Agency	1,845	1,652	20	19	—	—	—	—	—	—	1,865	1,671
Non-Agency	1,166	1,036	501	428	353	288	236	198	21	15	2,277	1,965
Alt-A	—	—	—	—	—	—	1	1	6	6	7	7
Sub-Prime	3	3	21	21	10	10	8	8	23	23	65	65
Total RMBS	**3,014**	**2,691**	**542**	**468**	**363**	**298**	**245**	**207**	**50**	**44**	**4,214**	**3,708**
Total CMBS & RMBS	$ 5,287	$ 4,781	$ 1,188	$ 1,045	$ 787	$ 668	$ 391	$ 330	$ 276	$ 252	$ 7,929	$ 7,076

Exposure to CMBS and RMBS as of December 31, 2021

	AAA		AA		A		BBB		BB and Below		Total	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
CMBS												
Agency [1]	$ 1,380	$ 1,450	$ 10	$ 10	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,390	$ 1,460
Bonds	950	995	571	593	439	453	182	186	185	183	2,327	2,410
Interest Only	134	141	92	96	1	1	10	10	1	1	238	249
Total CMBS	**2,464**	**2,586**	**673**	**699**	**440**	**454**	**192**	**196**	**186**	**184**	**3,955**	**4,119**
RMBS												
Agency	1,315	1,347	22	23	—	—	—	—	—	—	1,337	1,370
Non-Agency	840	845	554	552	477	473	199	196	31	30	2,101	2,096
Alt-A	—	—	—	—	—	—	—	—	12	13	12	13
Sub-Prime	6	7	34	35	47	48	24	24	49	50	160	164
Total RMBS	**2,161**	**2,199**	**610**	**610**	**524**	**521**	**223**	**220**	**92**	**93**	**3,610**	**3,643**
Total CMBS & RMBS	$ 4,625	$ 4,785	$ 1,283	$ 1,309	$ 964	$ 975	$ 415	$ 416	$ 278	$ 277	$ 7,565	$ 7,762

[1]Includes securities with pools of loans issued by the Small Business Administration which are backed by the full faith and credit of the U.S. government.

The Company also has exposure to commercial mortgage loans. These loans are collateralized by real estate properties that are diversified both geographically throughout the United States and by property type. These commercial loans are originated by the Company as high quality whole loans, and the Company may sell participation interests in one or more loans to third parties. A loan participation interest represents a pro-rata share in interest and principal payments generated by the participated loan, and the relationship between the Company as loan originator, lead participant and servicer and the third party as a participant are governed by a participation agreement.

As of December 31, 2022, mortgage loans had an amortized cost of $6.0 billion and carrying value of $6.0 billion, with an ACL of $36. As of December 31, 2021, mortgage loans had an amortized cost of $5.4 billion and carrying value of $5.4 billion, with an ACL of $29. The increase in the allowance was primarily attributable to the deteriorating economic conditions and the potential impact on real estate property valuations, and to a lesser extent, net additions of new loans.

The Company funded $913 million of commercial mortgage loans with a weighted average loan-to-value ("LTV") ratio of 56% and a weighted average yield of 3.6% during the twelve months ended December 31, 2022. The Company continues to originate commercial mortgage loans in high growth markets across the country focusing primarily on institutional-quality multi-family and industrial properties with strong LTV ratios. There were no mortgage loans held for sale as of December 31, 2022, or December 31, 2021.

Municipal Bonds

The following table presents the Company's exposure to municipal bonds by type and weighted average credit quality included in the preceding Securities by Type table.

Available For Sale Investments in Municipal Bonds

	December 31, 2022			December 31, 2021		
	Amortized Cost	Fair Value	Weighted Average Credit Quality	Amortized Cost	Fair Value	Weighted Average Credit Quality
General Obligation	$ 863	$ 838	AA	$ 910	$ 1,031	AA+
Pre-refunded [1]	235	242	AAA	487	519	AAA
Revenue						
Transportation	1,435	1,342	A+	1,404	1,579	A+
Health Care	1,132	1,012	A+	1,274	1,397	A+
Leasing [2]	714	659	AA-	813	874	AA-
Education	601	572	AA	670	748	AA
Water & Sewer	411	384	AA	504	538	AA
Sales Tax	304	295	AA	370	436	AA
Power	280	268	A	317	357	A+
Housing	73	62	AA-	98	103	AA
Other	670	622	A+	626	675	AA-
Total Revenue	5,620	5,216	AA-	6,076	6,707	AA-
Total Municipal	$ **6,718**	$ **6,296**	**AA-**	$ **7,473**	$ **8,257**	**AA-**

[1]Pre-refunded bonds are bonds for which an irrevocable trust containing sufficient U.S. treasury, agency, or other securities has been established to fund the remaining payments of principal and interest.
[2]Leasing revenue bonds are generally the obligations of a financing authority established by the municipality that leases facilities back to a municipality. The notes are typically secured by lease payments made by the municipality that is leasing the facilities financed by the issue. Lease payments may be subject to annual appropriation by the municipality or the municipality may be obligated to appropriate general tax revenues to make lease payments.

As of December 31, 2022, the largest issuer concentrations were the Grand Parkway Transportation Corporation of Texas, the New York City Transitional Finance Authority, and the New York City Municipal Water Finance Authority, which each comprised less than 3% of the municipal bond portfolio and were primarily comprised of general obligation and revenue bonds. As of December 31, 2021, the largest issuer concentrations were the New York State Dormitory Authority, the State of California, and the Pennsylvania State Turnpike Commission, which each comprised less than 3% of the municipal bond portfolio and were primarily comprised of general obligation and revenue bonds. In total, municipal bonds make up 12% of the fair value of the Company's investment portfolio.

Limited Partnerships and Other Alternative Investments

The following table presents the Company's investments in limited partnerships and other alternative investments which include real estate joint ventures, real estate funds, private equity funds, other funds, and other alternative investments. Private equity funds primarily consist of investments in funds whose assets typically consist of a diversified pool of investments in small to mid-sized non-public businesses with high growth potential and strong owner sponsorship, as well as limited exposure to public markets.

Income or losses on investments in limited partnerships and other alternative investments are recognized on a lag as results from private equity investments and other funds are generally reported on a three-month delay.

Limited Partnerships and Other Alternative Investments - Net Investment Income

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]
Real estate joint ventures and funds	$ 316	21.9%	$ 149	18.4 %	$ 85	20.3%
Private equity funds	186	14.2%	456	51.3 %	106	12.4%
Other funds	32	10.5%	33	17.7 %	9	7.1%
Other alternative investments [2]	(19)	(3.8%)	94	22.6 %	22	5.4%
Total	$ 515	14.4%	$ 732	31.8 %	$ 222	12.3%

[1]Yields calculated using annualized net investment income divided by the monthly average invested assets.
[2]Consists of an insurer-owned life insurance policy which is primarily invested in private equity, fixed income, hedge funds and public equity.

Investments in Limited Partnerships and Other Alternative Investments

| | December 31, 2022 | | December 31, 2021 | |
	Amount	Percent	Amount	Percent
Real estate joint ventures and funds	$ 1,713	41.0 %	$ 1,315	39.2 %
Private equity funds	1,565	37.5 %	1,256	37.5 %
Other funds	413	9.9 %	274	8.2 %
Other alternative investments [1]	486	11.6 %	508	15.1 %
Total	$ 4,177	100.0 %	$ 3,353	100.0 %

[1]Consists of an insurer-owned life insurance policy which is primarily invested in private equity, fixed income, hedge funds and public equity.

Fixed Maturities, AFS — Unrealized Loss Aging

The total gross unrealized losses were $3.4 billion as of December 31, 2022, and have increased $3.3 billion from December 31, 2021, primarily due to higher interest rates and wider credit spreads. As of December 31, 2022, $2,567 of the gross unrealized losses were associated with fixed maturities, AFS depressed less than 20% of amortized cost. The remaining $875 of gross unrealized losses were associated with fixed maturities, AFS depressed greater than 20%. The fixed maturities, AFS depressed more than 20% primarily related to corporate fixed maturities, municipal bonds, and RMBS that are mainly depressed because current interest rates are higher and market spreads are wider than at the respective purchase dates.

As part of the Company's ongoing investment monitoring process, the Company has reviewed its fixed maturities, AFS in an unrealized loss position and concluded that these fixed maturities are temporarily depressed and are expected to recover in value as the investments approach maturity or as market spreads tighten. For these fixed maturities in an unrealized loss position where an ACL has not been recorded, the Company's best estimate of expected future cash flows are sufficient to recover the amortized cost basis of the investment. Furthermore, the Company neither has an intention to sell nor does it expect to be required to sell these investments. For further information regarding the Company's ACL analysis, see the Credit Losses on Fixed Maturities, AFS and Intent-to-Sell Impairments section below.

Unrealized Loss Aging for Fixed Maturities, AFS

| | December 31, 2022 | | | | | December 31, 2021 | | | | |
Consecutive Months	Items	Amortized Cost	ACL	Unrealized Loss	Fair Value	Items	Amortized Cost	ACL	Unrealized Loss	Fair Value
Three months or less	200	$ 786	$ —	$ (15)	$ 771	640	$ 6,193	$ —	$ (32)	$ 6,161
Greater than three to six months	809	6,175	—	(234)	5,941	404	3,249	—	(55)	3,194
Greater than six to nine months	1,024	7,598	—	(561)	7,037	101	571	—	(5)	566
Greater than nine to eleven months	1,859	12,994	(6)	(1,510)	11,478	171	1,041	—	(29)	1,012
Twelve months or more	1,044	8,218	(6)	(1,122)	7,090	184	631	—	(23)	608
Total	4,936	$ 35,771	$ (12)	$ (3,442)	$ 32,317	1,500	$ 11,685	$ —	$ (144)	$ 11,541

Unrealized Loss Aging for Fixed Maturities, AFS Continuously Depressed Over 20%

Consecutive Months		December 31, 2022					December 31, 2021			
	Items	Amortized Cost	ACL	Unrealized Loss	Fair Value	Items	Amortized Cost	ACL	Unrealized Loss	Fair Value
Three months or less	98	$ 543	$ —	$ (116)	$ 427	—	$ —	$ —	$ —	$ —
Greater than three to six months	215	2,021	—	(490)	1,531	—	—	—	—	—
Greater than six to nine months	89	791	—	(253)	538	—	—	—	—	—
Greater than nine to eleven months	7	34	(2)	(14)	18	—	—	—	—	—
Twelve months or more	17	5	(1)	(2)	2	20	5	—	(3)	2
Total	**426**	**$ 3,394**	**$ (3)**	**$ (875)**	**$ 2,516**	**20**	**$ 5**	**$ —**	**$ (3)**	**$ 2**

Credit Losses on Fixed Maturities, AFS and Intent-to-Sell Impairments

For the year ended December 31, 2022

The Company recorded net credit losses of $18, primarily attributable to increases in the allowance for credit losses of $10 on CMBS where projected cash flows are lower than originally expected due to faster prepayments, $3 on issuers with exposure to Russia, $3 related to a private corporate utilities issuer, and $2 related to a public corporate cable satellite issuer. Unrealized losses on securities with an ACL recognized in other comprehensive income were $6. For further information, refer to Note 5 - Investments of Notes to Consolidated Financial Statements.

Intent-to-sell impairments of $6 related to two corporate issuers in the financial services and utilities sectors, and an issuer with exposure to Russia that had an ACL prior to disposal.

The Company incorporates its best estimate of future performance using internal assumptions and judgments that are informed by economic and industry specific trends, as well as our expectations with respect to security specific developments.

Future intent-to-sell impairments or credit losses may develop as the result of changes in our intent to sell specific securities that are in an unrealized loss position or if modeling assumptions, such as macroeconomic factors or security specific developments, change unfavorably from our current modeling assumptions, resulting in lower cash flow expectations.

For the year ended December 31, 2021

The Company recorded a net decrease in the ACL of $4, driven by increases in the fair value of corporate issuers that had an ACL in prior periods, partially offset by credit losses on a media/entertainment company. Unrealized losses on securities with ACL recognized in other comprehensive income were less than $1.

There were no intent-to-sell impairments.

ACL on Mortgage Loans

For the year ended December 31, 2022

The Company reviews mortgage loans on a quarterly basis to estimate the ACL with changes in the ACL recorded in net realized gains and losses. Apart from an ACL recorded on individual mortgage loans where the borrower is experiencing financial difficulties, the Company records an ACL on the pool of mortgage loans based on lifetime expected credit losses. For further information, refer to Note 5 - Investments of Notes to Consolidated Financial Statements.

The Company recorded an increase in the ACL on mortgage loans of $7. The increase was primarily attributable to the deteriorating economic conditions and the potential impact on real estate property valuations, and to a lesser extent, net additions of new loans. The Company did not record an ACL on any individual mortgage loans.

For the year ended December 31, 2021

The Company recorded a decrease in the ACL on mortgage loans of $9. The decrease was primarily the result of improved economic scenarios, partially offset by an increase driven by net additions of new loans. The Company did not record an ACL on any individual mortgage loans.

CAPITAL RESOURCES AND LIQUIDITY

The following section discusses the overall financial strength of The Hartford and its insurance operations including their ability to generate cash flows from each of their business segments, borrow funds at competitive rates and raise new capital to meet operating and growth needs.

SUMMARY OF CAPITAL RESOURCES AND LIQUIDITY

Capital available to the holding company as of December 31, 2022:

- $1.0 billion in fixed maturities, short-term investments, investment sales receivable and cash at the HFSG Holding Company.

- A senior unsecured revolving credit facility that provides for borrowing capacity up to $750 of unsecured credit through October 27, 2026. As of December 31, 2022, there were no borrowings outstanding.

- An intercompany liquidity agreement that allows for short-term advances of funds among the HFSG Holding Company and certain affiliates of up to $2.0 billion for liquidity and other general corporate purposes. As of December 31, 2022, $2.0 billion was available and there were no amounts outstanding at the HFSG Holding Company. As of February 23, 2023, $1.9 billion was available, $100 was outstanding between certain affiliates and there were no amounts outstanding at the HFSG Holding Company.

2023 expected dividends and other sources of capital:

The future payment of dividends from our subsidiaries is dependent on several factors including business results, capital position and liquidity of our subsidiaries.

- **P&C -** The Company's property and casualty insurance subsidiaries have regulatory dividend capacity of $1.8 billion for 2023, and expect available net dividends to the HFSG Holding Company of $1.5 billion after considering state deposit and regulatory capital requirements to support growth in certain entities, dividends that are expected to be subsequently contributed to P&C subsidiaries and dividends related to interest on intercompany notes. The HFSG Holding Company expects to receive approximately $1.5 billion of net dividends from the Company's property and casualty insurance subsidiaries in 2023.

- **Group Benefits -** Hartford Life and Accident Insurance Company ("HLA") has regulatory dividend capacity of $408 in 2023 with approximately $400 of dividends expected in 2023.

- **Hartford Funds** - HFSG Holding Company expects to receive approximately $125 in dividends from Hartford Funds in 2023.

Expected liquidity requirements for the next twelve months as of December 31, 2022:

- $194 of interest on debt, including, for the 3-month LIBOR plus 2.125% Notes due 2067, interest at a rate of 4.39% given the 10-year interest rate swap agreement the Company entered into in April 2017;

- $21 dividends on preferred stock, subject to the discretion of the Board of Directors; and

- $540 of common stockholders' dividends, subject to the discretion of the Board of Directors and before share repurchases.

Expected liquidity requirements for beyond the next twelve months as of December 31, 2022:

- Interest on debt and debt repayments, see Note 13 - Debt of Notes to Consolidated Financial Statements.

- Preferred stock and common stock dividends, subject to the discretion of the Board of Directors.

Equity repurchase program:

In 2022, the Company repurchased 22.3 million common shares for $1.6 billion under two share repurchase programs authorized by the Board of Directors. The Company had a $3.0 billion share repurchase authorization which was effective through December 31, 2022. In addition to this authorization, in July 2022, the Board of Directors approved a $3.0 billion share repurchase authorization effective from August 1, 2022 to December 31, 2024. As of December 31, 2022, the Company has $2.75 billion remaining for equity repurchases under the share repurchase program effective through 2024. During the period January 1, 2023 through February 23, 2023, the Company repurchased approximately 2.7 million common shares for $209.

The timing of any repurchases is dependent on several factors, including the market price of the Company's securities, the Company's capital position, consideration of the effect of any repurchases on the Company's financial strength or credit ratings, the Company's blackout periods, and other considerations.

LIQUIDITY REQUIREMENTS AND SOURCES OF CAPITAL

The Hartford Financial Services Group, Inc. ("HFSG Holding Company")

The liquidity requirements of the holding company of The Hartford Financial Services Group, Inc. will primarily be met by HFSG Holding Company's fixed maturities; short-term investments and cash; and dividends from its subsidiaries, principally its insurance operations. The Company maintains sufficient liquidity and has a variety of contingent liquidity resources to manage liquidity across a range of economic scenarios.

The HFSG Holding Company expects to continue to receive dividends from its operating subsidiaries in the future and manages capital in its operating subsidiaries to be sufficient under significant economic stress scenarios. Dividends from subsidiaries and other sources of funds at the holding company may be used to repurchase shares under the authorized share repurchase program at the discretion of management.

Under significant economic stress scenarios, the Company has the ability to meet short-term cash requirements, if needed, by borrowing under its revolving credit facility or by having its insurance subsidiaries take collateralized advances under a facility with the FHLBB. The Company could also choose to have its insurance subsidiaries sell certain highly liquid, high quality fixed maturities or the Company could issue debt in the public markets under its shelf registration.

Debt

On September 21, 2021, The Hartford issued $600 of 2.9% senior notes ("2.9% Notes") due September 15, 2051 for net proceeds of approximately $588, after deducting underwriting discounts and expenses from the offering. Interest is payable semi-annually in arrears on March 15 and September 15, commencing March 15, 2022. The Hartford, at its option, can redeem the 2.9% Notes at any time, in whole or part, at a redemption price equal to the greater of 100% of the principal amount being redeemed or a make-whole amount based on a comparable maturity US Treasury plus 20 basis points, plus any accrued and unpaid interest, except the 2.9% Notes may be redeemed at par within six months of maturity.

After receiving proceeds from the issuance of the 2.9% Notes, in second quarter 2022, The Hartford redeemed at par $600 aggregate principal amount of its 7.875% junior subordinated debentures due 2042 and recognized, in insurance operating costs and other expenses, a loss on extinguishment of debt of $9, before tax, for unamortized debt issuance costs.

For additional information on Debt, see Note 13 - Debt of Notes to Consolidated Financial Statements.

DIVIDENDS

The Hartford's Board of Directors declared the following quarterly dividends since October 1, 2022:

Common Stock Dividends

Declared	Record	Payable		Amount per share
October 27, 2022	December 1, 2022	January 4, 2023	$	0.425
February 22, 2023	March 6, 2023	April 4, 2023	$	0.425

Preferred Stock Dividends

Declared	Record	Payable		Amount per share
December 14, 2022	February 1, 2023	February 15, 2023	$	375.00
February 22, 2023	May 1, 2023	May 15, 2023	$	375.00

There are no current restrictions on HFSG Holding Company's ability to pay dividends to its stockholders.

For a discussion of restrictions on dividends to HFSG Holding Company from its insurance subsidiaries, see the following "Dividends from Subsidiaries" discussion. For a discussion of potential restrictions on the HFSG Holding Company's ability to pay dividends, see Part I, Item 1A, — Risk Factors for the risk factor "Our ability to declare and pay dividends is subject to limitations."

DIVIDENDS FROM SUBSIDIARIES

Dividends to HFSG Holding Company from its insurance subsidiaries are restricted by insurance regulation. The Company's principal insurance subsidiaries are domiciled in the United States and the United Kingdom.

The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds

the greater of (i) 10% of the insurer's statutory policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations, if such company is a life insurance company) for the preceding year, in each case determined under statutory insurance accounting principles. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner.

Property casualty insurers domiciled in New York, including Navigators Insurance Company ("NIC") and Navigators Specialty Insurance Company ("NSIC"), generally may not, without notice to and approval by the state insurance commissioner, pay dividends out of earned surplus in any twelve-month period that exceeds the lesser of (i) 10% of the insurer's statutory policyholders' surplus as of the most recent financial statement on file, or (ii) 100% of its adjusted net investment income, as defined, for the same twelve month period.

The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances more restrictive) limitations on the payment of dividends. In addition to statutory limitations on paying dividends, the Company also takes other items into consideration when determining dividends from subsidiaries. These considerations include, but are not limited to, expected earnings and capitalization, regulatory capital requirements, liquidity requirements and state deposit requirements of the individual subsidiary.

Corporate members of Lloyd's syndicates may pay dividends to its parent to the extent of available profits that have been distributed from the syndicate in excess of the FAL capital requirement and subject to restrictions imposed under UK Company Law. The FAL is determined based on the syndicate's solvency capital requirement ("SCR") under the Solvency II capital adequacy model, the current regulatory framework governing UK domiciled insurers, plus a Lloyd's specific economic capital assessment.

Insurers domiciled in the United Kingdom may pay dividends to their parent out of their statutory profits subject to restrictions imposed under U.K. Company law and Solvency II.

In 2022, HFSG Holding Company received $240 of dividends from HLA and $157 from Hartford Funds. In addition, HFSG Holding Company received $1.4 billion of net dividends from P&C subsidiaries in 2022 which excludes $395 of P&C dividends that were subsequently contributed to P&C subsidiaries and $50 of P&C dividends related to interest payments on an intercompany note owed by Hartford Holdings, Inc. ("HHI") to Hartford Fire Insurance Company. Refer to "2023 expected dividends and other sources of capital" for expected payments of dividends from our subsidiaries in 2023.

OTHER SOURCES OF CAPITAL FOR THE HFSG HOLDING COMPANY

The Hartford endeavors to maintain a capital structure that provides financial and operational flexibility to its insurance subsidiaries, ratings that support its competitive position in the financial services marketplace (see the "Ratings" section below for further discussion), and stockholder returns. As a result, the Company may from time to time raise capital from the issuance of debt, common equity, preferred stock, equity-related debt or other capital securities and is continuously evaluating strategic opportunities. The issuance of debt, common equity, equity-related debt or other capital securities could result in the dilution of stockholder interests or reduced net income to common stockholders due to additional interest expense or preferred stock dividends.

Shelf Registrations
The Hartford filed an automatic shelf registration statement with the Securities and Exchange Commission ("the SEC") on February 22, 2022 that permits it to offer and sell debt and equity securities during the three-year life of the registration statement.

For further information regarding Shelf Registrations, see Note 13 - Debt of Notes to Consolidated Financial Statements.

Revolving Credit Facility
The Hartford has a senior unsecured revolving credit facility (the "Credit Facility") that provides up to $750 of unsecured credit through October 27, 2026. As of December 31, 2022, no borrowings were outstanding and no letters of credit were issued under the Credit Facility and The Hartford was in compliance with all financial covenants. For further information regarding the Credit Facility, see Note 13 – Debt of Notes to Consolidated Financial Statements.

Intercompany Liquidity Agreements
The Company has $2.0 billion available under an intercompany liquidity agreement that allows for short-term advances of funds among the HFSG Holding Company and certain affiliates of up to $2.0 billion for liquidity and other general corporate purposes. The Connecticut Department of Insurance ("CTDOI") granted approval for certain affiliated insurance companies that are parties to the agreement to treat receivables from a parent, including the HFSG Holding Company, as admitted assets for statutory accounting purposes.

As of December 31, 2022, $2.0 billion was available and there were no amounts outstanding at the HFSG Holding Company.

As of February 23, 2023, $1.9 billion was available, $100 was outstanding between certain affiliates and there were no amounts outstanding at the HFSG Holding Company.

Collateralized Advances with Federal Home Loan Bank of Boston
The Company's subsidiaries, Hartford Fire Insurance Company ("Hartford Fire") and HLA, are members of the FHLBB. Membership allows these subsidiaries access to collateralized advances, which may be short- or long-term with fixed or variable rates. Advances may be used to support general corporate purposes, which would be presented as short- or long-term debt, or to earn incremental investment income, which would be presented in other liabilities consistent with other collateralized financing transactions. As of December 31, 2022, there were no advances outstanding. The CTDOI permits Hartford Fire and HLA to pledge up to $1.3 billion and $0.6 billion in qualifying assets, respectively, without prior approval, to secure FHLBB advances in 2023. For further information regarding the Company's collateralized advances with Federal

Home Loan Bank of Boston, see Note 13 - Debt of Notes to Consolidated Financial Statements.

Lloyd's Letter of Credit Facilities
The Hartford has entered into a committed credit facility agreement with a syndicate of lenders (the "Club Facility"). The Club Facility has two tranches with one tranche extending a $74 commitment and the other tranche extending a £79 million ($95 as of December 31, 2022) commitment. As of December 31, 2022, letters of credit with an aggregate face amount of $74 and £79 million, or $95, were outstanding under the Club Facility.

Among other covenants, the Club Facility contains financial covenants regarding The Hartford's consolidated net worth and financial leverage and that limit the amount of letters of credit that can support Funds at Lloyd's, consistent with Lloyd's requirements. As of December 31, 2022, The Hartford was in compliance with all financial covenants of the facility. For further information regarding the Club Facility, see Note 13 - Debt of Notes to Consolidated Financial Statements.

Other Sources and Uses of Capital
As part of the sale of the former retained interest in Talcott Resolution, which was completed on June 30, 2021, the Company received $217 of proceeds.

In May 2021, the Company contributed €15 million ($18) to Navigators Holdings (Europe) N.V., a Belgium holding company. On December 29, 2021, the Company received approximately $20, before $9 of transaction costs, related to the sale of its Continental Europe Operations.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

While the Company has significant discretion in making voluntary contributions to the U.S. qualified defined benefit pension plan, minimum contributions are mandated in certain circumstances pursuant to the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act of 2006, the Worker, Retiree, and Employer Recovery Act of 2008, the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010, the Moving Ahead for Progress in the 21st Century Act of 2012 (MAP-21) and Internal Revenue Code regulations. The Company did not make any contributions to the U.S. qualified defined benefit pension plan in 2022 and 2021, and made contributions to this pension plan of approximately $70 in 2020. No contributions were made to the other postretirement plans in 2022, 2021 and 2020. The Company's 2022, 2021 and 2020 required minimum funding contributions were immaterial. The Company does not have a 2023 required minimum funding contribution for the U.S. qualified defined benefit pension plan and the funding requirements for all pension plans are expected to be immaterial. The Company has not determined whether, and to what extent, contributions may be made to the U.S. qualified defined benefit pension plan in 2023. The Company will monitor the funded status of the U.S. qualified defined benefit pension plan during 2023 to make this determination. As of December 31, 2022, the U.S. qualified defined benefit pension plan is fully funded and in an asset position. For further discussion of pension and other postretirement benefit obligations, see Note

18 - Employee Benefit Plans of Notes to Consolidated Financial Statements.

DERIVATIVE COMMITMENTS

Certain of the Company's derivative agreements contain provisions that are tied to the financial strength ratings, as set by nationally recognized statistical rating agencies, of the individual legal entity that entered into the derivative agreement. If the legal entity's financial strength were to fall below certain ratings, the counterparties to the derivative agreements could terminate agreements and demand immediate settlement of the outstanding net derivative positions transacted under each agreement. For further information, refer to Note 14 - Commitments and Contingencies of Notes to Consolidated Financial Statements.

As of December 31, 2022, no derivative positions would be subject to immediate termination in the event of a downgrade of one level below the current financial strength ratings. This could change as a result of changes in our hedging activities or to the extent changes in contractual terms are negotiated.

INSURANCE OPERATIONS

While subject to variability period to period, underwriting and investment cash flows continue to provide sufficient liquidity to meet anticipated demands.

The principal sources of operating funds are premiums, fees earned from insurance and administrative service agreements, and investment income, while investing cash flows primarily originate from maturities and sales of invested assets.

The Company's insurance operations consist of property and casualty insurance products (collectively referred to as "Property & Casualty Operations") and Group Benefits. The Company's insurance operations hold fixed maturity securities including a significant short-term investment position (securities with maturities of one year or less at the time of purchase) to meet liquidity needs. Liquidity requirements that are unable to be funded by the Company's insurance operations' short-term investments would be satisfied with current operating funds, including premiums or investing cash flows, which includes proceeds received through the sale of invested assets. A sale of invested assets could result in significant realized losses.

The following tables represent the fixed maturity holdings, including the aforementioned cash and short-term investments available to meet liquidity needs, for each of the Company's insurance operations.

Property & Casualty

	As of December 31, 2022
Fixed maturities	$ 28,497
Short-term investments	2,475
Cash	193
Less: Derivative collateral	49
Total	**$ 31,116**

Property & Casualty operations invested assets also include $1.2 billion in equity securities, $4.3 billion in mortgage loans and $3.3 billion in limited partnerships and other alternative investments.

Group Benefits Operations

	As of December 31, 2022
Fixed maturities	$ 7,794
Short-term investments	325
Cash	27
Less: Derivative collateral	15
Total	**$ 8,131**

Group Benefits operations invested assets also include $308 in equity securities, $1.7 billion in mortgage loans and $866 in limited partnerships and other alternative investments.

The primary uses of funds are to pay claims, claim adjustment expenses, commissions and other underwriting and insurance operating costs, to pay taxes, to purchase new investments and to make dividend payments to the HFSG Holding Company.

Property & Casualty reserves for unpaid losses and loss adjustment expenses as of December 31, 2022 were $33.1 billion and net of reinsurance were $26.6 billion. Reserves for Property & Casualty unpaid losses and loss adjustment expenses include case reserves and IBNR. The ultimate amount to be paid to settle both case reserves and IBNR is an estimate, subject to significant uncertainty. The actual amount to be paid is not finally determined until the Company reaches a settlement with the claimant. Final claim settlements may vary significantly from the present estimates, particularly since many claims will not be settled until well into the future. For a discussion of The Hartford's judgment in estimating reserves for Property & Casualty see Part II, Item 7, MD&A - Critical Accounting Estimates, Property & Casualty Insurance Product Reserves, Net of Reinsurance, and for historical payments by reserve line net of reinsurance, see Note 11 – Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements. The timing of future payments for the next twelve months and for beyond twelve months could vary materially from historical payment patterns due to, among other things, changes in claim reporting and payment patterns and large unanticipated settlements. In particular, there is significant uncertainty over the claim payment patterns of asbestos and environmental claims.

Group Benefits reserves as of December 31, 2022 were $9.0 billion and net of reinsurance were $8.7 billion. Group life and disability obligations are estimated using assumptions based on the Company's historical experience, modified for recent observed trends. For a discussion of The Hartford's judgment in estimating reserves for Group Benefits see Part II, Item 7, MD&A - Critical Accounting Estimates, Group Benefit Reserves,

Net of Reinsurance, for further discussion on future policy benefits, see Note 12 - Reserve for Future Policy Benefits of Notes to Consolidated Financial Statements and for historical payments by reserve line, net of reinsurance, see Note 11 – Reserve for Unpaid Losses and Loss Adjustment Expenses of Notes to Consolidated Financial Statements. Due to the significance of the assumptions used, payments for the next twelve months and beyond twelve months could materially differ from historical patterns.

Corporate includes reserves of $420 as of December 31, 2022 related to retained run-off liabilities of its former life and annuity business. For further discussion on future policy benefits, see Note 12 - Reserve for Future Policy Benefits of Notes to Consolidated Financial Statements.

Hartford Funds

Hartford Funds principal sources of operating funds are fees earned from basis points on assets under management with uses primarily for payments to subadvisors and other general operating expenses. As of December 31, 2022, Hartford Funds cash and short-term investments were $208.

PURCHASE AND OTHER OBLIGATIONS

The Hartford's unfunded commitments to purchase investments in limited partnerships and other alternative investments, private placements, and mortgage loans are disclosed in Note 14 - Commitments and Contingencies of Notes to Consolidated Financial Statements. It is anticipated that these unfunded commitments will be funded through the Company's normal operating and investing activities.

In the normal course of business, the Company enters into contractual commitments to purchase various goods and services such as maintenance, Human Resources, and information technology. The Company's operating lease commitments are disclosed in Note 20 - Leases of Notes to Consolidated Financial Statements. It is anticipated that these purchase commitments and operating lease obligations will be funded through the Company's normal operating and investing activities.

CAPITALIZATION

Capital Structure

	December 31, 2022	December 31, 2021	Change
Long-term debt	$ 4,357	$ 4,944	(12%)
Total debt	**4,357**	**4,944**	**(12%)**
Common stockholders' equity, excluding AOCI, net of tax	17,173	17,337	(1%)
Preferred stock	334	334	—%
AOCI, net of tax	(3,876)	172	NM
Total stockholders' equity	**$ 13,631**	**$ 17,843**	**(24%)**
Total capitalization	**$ 17,988**	**$ 22,787**	**(21%)**
Debt to stockholders' equity	32%	28%	
Debt to capitalization	24%	22%	

Total capitalization decreased $4,799, or 21%, as of December 31, 2022 compared to December 31, 2021 primarily due to an increase in net unrealized losses on fixed maturities, AFS, share repurchases, and the Company's redemption of its 7.875% junior subordinated debentures, partially offset by net income in excess of common stockholder dividends in the period.

For additional information on AOCI, net of tax, including

unrealized gains from securities, see Note 17 - Changes in and Reclassifications From Accumulated Other Comprehensive Income (Loss) and Note 5 - Investments of Notes to Consolidated Financial Statements. For additional information on debt, see Note 13 - Debt of Notes to Consolidated Financial Statements.

CASH FLOW [1]

	2022	2021	2020
Net cash provided by operating activities	$ 4,008	$ 4,093	$ 3,871
Net cash used for investing activities	$ (1,277)	$ (2,466)	$ (2,066)
Net cash used for financing activities	$ (2,710)	$ (1,581)	$ (1,778)
Cash and restricted cash— end of year	$ 344	$ 337	$ 239

[1]Cash activities in 2021 and 2020 include cash flows related to Continental Europe Operations classified as held for sale beginning in the third quarter of 2020 and sold on December 29, 2021. See Note 21 - Business Dispositions of Notes to Consolidated Financial Statements for discussion of this transaction.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Net cash provided by operating activities decreased slightly in 2022 as compared to the prior year period primarily driven by an increase in P&C loss and loss adjustment expenses paid, higher operating expenses, including increased commissions and staffing costs, a decrease in Hartford Funds fee income and higher taxes paid, mostly offset by an increase in P&C and Group Benefits premiums received and lower integration and restructuring costs.

Cash used for investing activities decreased in 2022 as compared to the prior year period primarily driven by a decrease in net payments for equity securities, a decrease in net payments for mortgage loans, a decrease in net payments for short term investments and a change from net payments to net proceeds from derivatives.

Cash used for financing activities increased primarily due to the redemption of $600 of 7.875% junior subordinated debentures in the second quarter of 2022, as well as proceeds from the issuance of debt in the third quarter of 2021, partially offset by a decrease in share repurchases.

Operating cash flows for the year ended December 31, 2022 have been adequate to meet liquidity requirements.

EQUITY MARKETS

For a discussion of the potential impact of the equity markets on capital and liquidity, see the Financial Risk on Statutory Capital and Liquidity Risk section in this MD&A.

RATINGS

Ratings are an important factor in establishing a competitive position in the insurance marketplace and impact the Company's ability to access financing and its cost of borrowing. There can be no assurance that the Company's ratings will continue for any given period of time, or that they will not be changed. In the event the Company's ratings are downgraded, the Company's competitive position, ability to access financing, and its cost of borrowing, may be adversely impacted.

On August 15, 2022, S&P upgraded the financial strength rating of The Navigators Group, Inc. and its core operating subsidiaries (collectively, "Navigators"), including NIC, to A+ from A with a Stable outlook. The upgrade of Navigators is reflective of its core status to the Company and recognizes its improved underwriting, which is in line with the Company's overall underwriting standard.

Insurance Financial Strength Ratings as of February 23, 2023

	A.M. Best	Standard & Poor's	Moody's
Hartford Fire Insurance Company	A+	A+	A1
Hartford Life and Accident Insurance Company	A+	A+	A1
Navigators Insurance Company	A+	A+	Not Rated
Other Ratings:			
The Hartford Financial Services Group, Inc.:			
Senior debt	a-	BBB+	Baa1

These ratings are not a recommendation to buy, sell or hold any of The Hartford's securities and they may be revised or withdrawn at any time at the discretion of the rating organization. Each agency's rating should be evaluated independently of any other agency's rating. The system and the number of rating categories can vary across rating agencies.

Among other factors, rating agencies consider the level of statutory capital and surplus of our U.S. insurance subsidiaries as well as the level of GAAP capital held by the Company in determining the Company's financial strength and credit ratings. Rating agencies may implement changes to their capital formulas that have the effect of increasing the amount of capital we must hold in order to maintain our current ratings. See Part I, Item 1A. Risk Factors — "Downgrades in our financial strength or credit ratings may make our products less attractive, increase our cost of capital and inhibit our ability to refinance our debt."

STATUTORY CAPITAL

U.S. Statutory Capital Rollforward for the Company's Insurance Subsidiaries

	Property and Casualty Insurance Subsidiaries [1] [2]	Group Benefits Insurance Subsidiary	Total
U.S. statutory capital at January 1, 2022	$ 11,914	$ 2,410	$ 14,324
Statutory income	1,514	378	1,892
Dividends to parent	(1,365)	(240)	(1,605)
Other items	48	23	71
Net change to U.S. statutory capital	197	161	358
U.S. statutory capital at December 31, 2022	$ 12,111	$ 2,571	$ 14,682

[1] The statutory capital for property and casualty insurance subsidiaries in this table does not include the value of an intercompany note owed by HHI to Hartford Fire Insurance Company.
[2] Excludes insurance operations in the U.K.

Stat to GAAP Differences

Significant differences between U.S. GAAP stockholders' equity and aggregate statutory capital prepared in accordance with U.S. STAT include the following:

- U.S. STAT excludes equity of non-insurance and foreign insurance subsidiaries not held by U.S. insurance subsidiaries.

- Costs incurred by the Company to acquire insurance policies are deferred under U.S. GAAP while those costs are expensed immediately under U.S. STAT.

- Temporary differences between the book and tax basis of an asset or liability which are recorded as deferred tax assets are evaluated for recoverability under U.S. GAAP while these amounts are then subject to further admissibility tests under U.S. STAT.

- The assumptions used in the determination of Group Benefits reserves (i.e. for Group Benefits contracts) are prescribed under U.S. STAT, while the assumptions used under U.S. GAAP are generally the Company's best estimates.

- The difference between the amortized cost and fair value of fixed maturity and other investments, net of tax, is recorded as an increase or decrease to the carrying value of the related asset and to equity under U.S. GAAP, while, under U.S. STAT, most investments are carried at amortized cost with only certain securities carried at fair value, such as equity securities and certain lower rated bonds required by

the NAIC to be recorded at the lower of amortized cost or fair value.

- U.S. STAT for life insurance companies like HLA establishes a formula reserve for realized and unrealized losses due to default and equity risks associated with certain invested assets (the Asset Valuation Reserve), while U.S. GAAP does not. Also, for those realized gains and losses caused by changes in interest rates, U.S. STAT for life insurance companies defers and amortizes the gains and losses, caused by changes in interest rates, into income over the original life to maturity of the asset sold (the Interest Maintenance Reserve) while U.S. GAAP does not.

- Goodwill arising from the acquisition of a business is tested for recoverability on an annual basis (or more frequently, as necessary) for U.S. GAAP, while under U.S. STAT goodwill is amortized over a period not to exceed 10 years and the amount of goodwill admitted as an asset is limited.

- The deferred gain on retroactive reinsurance for losses ceded to the Navigators and A&E ADC agreements is recognized within a special category of surplus under U.S. STAT but is recognized within other liabilities under U.S. GAAP.

In addition, certain assets, including a portion of premiums receivable and fixed assets, are non-admitted (recorded at zero value and charged against surplus) under U.S. STAT. U.S. GAAP generally evaluates assets based on their recoverability.

RISK BASED CAPITAL

The Company's U.S. insurance companies' states of domicile impose RBC requirements. The requirements provide a means of measuring the minimum amount of statutory capital appropriate for an insurance company to support its overall business operations based on its size and risk profile. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. All of the Company's U.S. operating insurance subsidiaries had RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

Similar to the RBC ratios that are employed by U.S. insurance regulators, regulatory authorities in the international jurisdictions in which the Company operates generally establish minimum solvency requirements for insurance companies. All of the Company's international insurance subsidiaries expect to maintain capital levels in excess of the minimum levels required by the applicable regulatory authorities.

SENSITIVITY

In any particular period, statutory capital amounts and RBC ratios may increase or decrease depending upon a variety of factors. The amount of change in the statutory capital or RBC ratios can vary based on individual factors and may be compounded in extreme scenarios or if multiple factors occur at the same time. At times the impact of changes in certain market factors or a combination of multiple factors on RBC ratios can be counterintuitive. For further discussion on these factors, see MD&A - Enterprise Risk Management, Financial Risk on Statutory Capital.

Statutory capital at the insurance subsidiaries has been maintained at capital levels commensurate with the Company's desired RBC ratios and ratings from rating agencies. The amount of statutory capital can increase or decrease depending on a number of factors affecting insurance results including, among other factors, the level of catastrophe claims incurred,

the amount of reserve development, the effect of changes in interest rates on investment income and the discounting of loss reserves, and the effect of realized gains and losses on investments.

CONTINGENCIES

Legal Proceedings

For a discussion regarding The Hartford's legal proceedings, see the information contained in Note 14 - Commitments and Contingencies of the Notes to Consolidated Financial Statements and Part I, Item 3 Legal Proceedings, which are incorporated herein by reference.

Legislative and Regulatory Developments

Inflation Reduction Act

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which is generally effective for years beginning after December 31, 2022. Notably, the bill created a 15% corporate alternative minimum tax ("CAMT") on corporations with three-year average financial statement income over $1 billion. The Internal Revenue Service has issued limited preliminary guidance. The Company has made certain interpretations and assumptions to comply with the CAMT. While the Company's financial statement income is over $1 billion, it is not expected the Company would have a CAMT liability. If CAMT is paid in the future, the amount would be indefinitely available as a credit carryforward that would reduce tax in future years and would be treated as a temporary item reflected within deferred taxes. The IRA also creates a 1% non-deductible excise tax on stock buybacks of publicly traded U.S. corporations. Such excise tax applies if a company repurchases in excess of $1 worth of its stock in any given calendar year. The impact of this provision will depend on the extent of share repurchases made in future periods. In addition, the IRA added an $80 billion funding increase for the IRS to support tax enforcement and modernization. Increases to IRS enforcement resources could increase audits on corporate taxpayers, which may include the Company. Finally, the IRA provides the U.S. Department of Treasury with authority to promulgate additional regulations and guidance on implementing the new law.

In addition, Congress may consider a variety of proposals including a possible increase in the corporate tax rate to offset the cost of any new spending. Tax proposals and regulatory initiatives that may be considered by Congress and/or the U.S. Treasury Department could have a material effect on the Company and its insurance businesses. The nature and timing of any such Congressional or regulatory action with respect to any such efforts is unclear.

Guaranty Fund and Other Insurance-related Assessments

For a discussion regarding Guaranty Fund and Other Insurance-related Assessments, see Note 14 - Commitments and Contingencies of Notes to Consolidated Financial Statements.

IMPACT OF NEW ACCOUNTING STANDARDS

For a discussion of accounting standards, see Note 1 - Basis of Presentation and Significant Accounting Policies of Notes to Consolidated Financial Statements.

Item 9A.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's principal executive officer and its principal financial officer, based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) have concluded that the Company's disclosure controls and procedures are effective for the purposes set forth in the definition thereof in Exchange Act Rule 13a-15(e) as of December 31, 2022.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The Hartford Financial Services Group, Inc. and its subsidiaries ("The Hartford") is responsible for establishing and maintaining adequate internal control over financial reporting for The Hartford as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Hartford's management assessed its internal controls over financial reporting as of December 31, 2022 in relation to criteria for effective internal control over financial reporting described in "*Internal Control-Integrated Framework (2013)*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment under those criteria, The Hartford's management concluded that its internal control over financial reporting was effective as of December 31, 2022.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ATTESTATION REPORT OF THE COMPANY'S REGISTERED PUBLIC ACCOUNTING FIRM

The Hartford's independent registered public accounting firm, Deloitte & Touche LLP, has issued their attestation report on the Company's internal control over financial reporting which is set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Hartford Financial Services Group, Inc.
Hartford, Connecticut

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Hartford Financial Services Group, Inc. and its subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 24, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 24, 2023

Item 10.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE HARTFORD

Certain of the information called for by Item 10 will be set forth in the definitive proxy statement for the 2023 annual meeting of stockholders (the "Proxy Statement") to be filed by The Hartford with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this annual report under the captions and subcaptions "Board and Governance Matters", and "Director Nominees" and is incorporated herein by reference.

The Company has adopted a Code of Ethics and Business Conduct, which is applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. The Code of Ethics and Business Conduct is available on the investor relations section of the Company's website at: http://ir.thehartford.com.

Any waiver of, or material amendment to, the Code of Ethics and Business Conduct will be posted promptly to our web site in accordance with applicable NYSE and SEC rules.

EXECUTIVE OFFICERS OF THE HARTFORD

Information about the executive officers of The Hartford who are also nominees for election as directors will be set forth in The Hartford's Proxy Statement. Set forth below is information about the other executive officers of the Company as of February 23, 2023:

Name	Age	Position with The Hartford and Business Experience For the Past Five Years
Jonathan R. Bennett	58	Executive Vice President and Head of Group Benefits (August 2019-present); Chief Financial Officer and Head of Strategy for Property and Casualty and Group Benefits (October, 2012-August 2019)
Claire H. Burns	54	Chief Marketing and Communications Officer (September 2021-present); Chief Marketing and Strategy Officer, Prudential International (February 2018-July 2021); Senior Vice President and Chief Customer Officer, MetLife (November 2012-January 2018)
Stephanie C. Bush	58	Executive Vice President and Head of Small Commercial and Personal Lines (January 2018-present)
Beth A. Costello	55	Executive Vice President and Chief Financial Officer (July 2014-present)
Michael R. Fisher	57	Executive Vice President and Property and Casualty Chief Underwriting Officer (May 2019-present); Executive Vice President and Head of Specialty Commercial (October 2014-April 2019)
John J. Kinney	51	Executive Vice President, Head of Claims & Operations (August 2021-present); Chief Claims Officer (April 2013-August 2021)
Scott R. Lewis[1]	60	Senior Vice President and Controller (May 2013-present)
Robert W. Paiano	61	Executive Vice President and Chief Risk Officer (June 2017-present); Senior Vice President & Treasurer (July 2010-May 2017)
David C. Robinson	57	Executive Vice President and General Counsel (June 2015-present)
Lori A. Rodden	52	Executive Vice President Chief Human Resources Officer (October 2019-present); and Senior Vice President and Lead Human Resources Business Partner for Property & Casualty, Group Benefits, Claims and Actuarial (April 2016-October 2019)
Deepa Soni	53	Executive Vice President, Head of Technology, Data, Analytics & Information Security (August 2021-present); Chief Information Officer (September 2019-August 2021); U.S. Chief Information Officer, BMO Financial Group (April 2016-September 2019)
Amy M. Stepnowski	54	Executive Vice President Chief Investment Officer (August 2020-present); President of Hartford Investment Management Company (August 2020-Present); Managing Director and Head of Public Credit Research Hartford Investment Management Company (September 2008-August 2020)
Adin M. Tooker	53	Executive Vice President, Middle and Large Commercial, Global Specialty and Sales and Distribution (November 2022-present); Executive Vice President and Head of Middle and Large Commercial (March 2019-October 2022); Executive Vice President and Head of Middle Market (March 2017-February 2019)

[1]On November 1, 2022, Mr. Lewis notified the Company of his intent to retire as Senior Vice President and Controller effective February 28, 2023.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

[1]Deloitte & Touche LLP (PCAOB ID No. 34) is our principal accountant and an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Hartford Financial Services Group, Inc.
Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Hartford Financial Services Group, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Unpaid Losses and Loss Adjustment Expenses - Refer to Notes 1 and 11 to the financial statements

Critical Audit Matter Description

For property and casualty and group life and disability insurance products, the Company establishes reserves for unpaid losses and loss adjustment expenses to provide for the estimated costs of paying claims under insurance policies written by the Company. These reserves include estimates for both claims that have been reported and claims that have been incurred but not reported and include estimates of all losses and loss adjustment expenses associated with processing and settling these claims. This estimation process is based significantly on the assumption that past developments are an appropriate predictor of future events and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors.

Given the subjectivity of estimating the ultimate cost to settle the liabilities for reported and unreported claims due to uncertainties caused by various factors including frequency and severity of claims as well as changes in the legislative and regulatory environment, performing audit procedures to evaluate whether unpaid losses and loss adjustment expenses were appropriately recorded as of December 31, 2022, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the unpaid losses and loss adjustment expenses included the following, among others:

- We tested the effectiveness of controls related to the unpaid losses and loss adjustment expenses, including controls over inputs, methods, and assumptions used in the Company's estimation processes.

- We tested the underlying data that served as the basis for the Company's analysis, including historical claims.

- With the assistance of our actuarial specialists, we evaluated the methods and assumptions used by the Company to estimate the unpaid losses and loss adjustment expenses by:

- Assessing the reasonableness of the Company's analysis and, for selected reserving lines, developing independent estimates of the unpaid losses and loss adjustment expenses and comparing such estimates to the Company's estimates.

- Comparing the Company's prior year assumptions of expected development of ultimate loss to actual losses incurred during the current year to identify potential management bias in the determination of the unpaid losses and loss adjustment expenses.

Investments in Fixed Maturities Classified as Available-for-Sale - Refer to Notes 1, 4, and 5 to the financial statements

Critical Audit Matter Description

Investments in fixed maturities classified as available-for-sale are reported at fair value in the financial statements. The investments without readily determinable fair values were valued using significant unobservable inputs, such as credit spreads and interest rates beyond the observable curve, that involved considerable judgment by the Company.

Given the Company used models and unobservable inputs to estimate the fair value of investments in fixed maturities classified as available-for-sale, performing audit procedures to evaluate these inputs required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the models and unobservable inputs used by the Company to estimate the fair value of investments in fixed maturities classified as available-for-sale included the following, among others:

- We tested the effectiveness of controls over the valuation of investments in fixed maturities classified as available-for-sale, including controls over inputs, methods, and assumptions used in the Company's estimation processes.

- On a sample basis, we tested the accuracy and completeness of the investments owned as of December 31, 2022, and the relevant security attributes used in the determination of their fair values.

- With the assistance of our fair value specialists, for a sample of investments, we tested the mathematical accuracy of the fair value calculation and developed independent estimates of the fair value and compared our estimates to the Company's estimates. In addition to developing independent estimates, we obtained an understanding of the models and inputs used by the Company and assessed those models and inputs for reasonableness. Such assessment included comparing inputs to external sources or developing independent inputs.

/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
February 24, 2023

We have served as the Company's auditor since 2002.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Statements of Operations

(in millions, except for per share data)		For the years ended December 31,		
		2022	**2021**	**2020**
Revenues				
Earned premiums	$	19,390 $	17,999 $	17,288
Fee income		1,349	1,488	1,277
Net investment income		2,177	2,313	1,846
Net realized gains (losses)		(627)	509	(14)
Other revenues		73	81	126
Total revenues		22,362	22,390	20,523
Benefits, losses and expenses				
Benefits, losses and loss adjustment expenses		13,142	12,729	11,805
Amortization of deferred policy acquisition costs ("DAC")		1,835	1,680	1,706
Insurance operating costs and other expenses		4,830	4,779	4,480
Interest expense		213	234	236
Amortization of other intangible assets		71	71	72
Restructuring and other costs		13	1	104
Total benefits, losses and expenses		20,104	19,494	18,403
Income before income taxes		2,258	2,896	2,120
Income tax expense		443	531	383
Net income		1,815	2,365	1,737
Preferred stock dividends		21	21	21
Net income available to common stockholders	$	1,794 $	2,344 $	1,716
Net income available to common stockholders per common share				
Basic	$	5.52 $	6.71 $	4.79
Diluted	$	5.44 $	6.62 $	4.76

See Notes to Consolidated Financial Statements.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Statements of Comprehensive Income (Loss)

(in millions)	For the years ended December 31,		
	2022	2021	2020
Net income	$ 1,815	$ 2,365	$ 1,737
Other comprehensive income (loss) ("OCI"):			
Change in net unrealized gain (loss) on fixed maturities, available for sale ("AFS")	(4,210)	(1,218)	1,150
Change in unrealized losses on fixed maturities for which an allowance for credit losses ("ACL") has been recorded	(5)	—	1
Change in net gain on cash flow hedging instruments	34	(6)	3
Change in foreign currency translation adjustments	(10)	(2)	9
Change in pension and other postretirement plan adjustments	143	228	(45)
OCI, net of tax	(4,048)	(998)	1,118
Comprehensive income (loss)	$ (2,233)	$ 1,367	$ 2,855

See Notes to Consolidated Financial Statements

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Balance Sheets

		As of December 31,	
(in millions, except for share and per share data)		**2022**	**2021**
Assets			
Investments:			
Fixed maturities, AFS, at fair value (amortized cost of $39,533 and $40,788, and ACL of $12 and $1)	$	36,231	$ 42,847
Fixed maturities, at fair value using the fair value option ("FVO")		333	160
Equity securities, at fair value		1,801	2,094
Mortgage loans (net of ACL of $36 and $29)		6,000	5,383
Limited partnerships and other alternative investments		4,177	3,353
Other investments		159	215
Short-term investments		3,859	3,697
Total investments		52,560	57,749
Cash		229	205
Restricted cash		115	132
Premiums receivable and agents' balances (net of ACL of $109 and $105)		4,949	4,445
Reinsurance recoverables (net of allowance for uncollectible reinsurance of $105 and $99)		6,966	6,523
Deferred policy acquisition costs		1,002	881
Deferred income taxes, net		1,449	270
Goodwill		1,911	1,911
Property and equipment, net		927	1,027
Other intangible assets, net		778	858
Other assets		2,136	2,577
Total assets	$	**73,022**	$ **76,578**
Liabilities			
Unpaid losses and loss adjustment expenses	$	41,243	$ 39,659
Reserve for future policy benefits		561	596
Other policyholder funds and benefits payable		658	687
Unearned premiums		7,815	7,194
Long-term debt		4,357	4,944
Other liabilities		4,757	5,655
Total liabilities		**59,391**	**58,735**
Commitments and Contingencies (Note 14)			
Stockholders' Equity			
Preferred stock, $0.01 par value — 50,000,000 shares authorized, 13,800 shares issued at December 31, 2022 and December 31, 2021, aggregate liquidation preference of $345		334	334
Common stock, $0.01 par value — 1,500,000,000 shares authorized, 344,960,228 shares issued at December 31, 2022 and 366,960,228 shares issued at December 31, 2021		3	4
Additional paid-in capital		1,895	3,309
Retained earnings		17,048	15,764
Treasury stock, at cost — 29,848,980 and 32,034,244 shares		(1,773)	(1,740)
Accumulated other comprehensive income (loss), net of tax		(3,876)	172
Total stockholders' equity		**13,631**	**17,843**
Total liabilities and stockholders' equity	$	**73,022**	$ **76,578**

See Notes to Consolidated Financial Statements.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Statements of Changes in Stockholders' Equity

	For the years ended December 31,		
(in millions, except for share and per share data)	**2022**	**2021**	**2020**
Preferred Stock	$ 334	$ 334	$ 334
Common Stock			
Common Stock, beginning of period	4	4	4
Treasury stock retired	(1)	—	—
Common Stock, end of period	3	4	4
Additional Paid-in Capital			
Additional Paid-in Capital, beginning of period	3,309	4,322	4,312
Issuance of shares under incentive and stock compensation plans and other	(154)	(90)	(96)
Stock-based compensation plans expense	131	116	106
Treasury stock retired	(1,391)	(1,039)	—
Additional Paid-in Capital, end of period	1,895	3,309	4,322
Retained Earnings			
Retained Earnings, beginning of period	15,764	13,918	12,685
Cumulative effect of accounting changes, net of tax	—	—	(18)
Adjusted balance beginning of period	15,764	13,918	12,667
Net income	1,815	2,365	1,737
Dividends declared on preferred stock	(21)	(21)	(21)
Dividends declared on common stock	(510)	(498)	(465)
Retained Earnings, end of period	17,048	15,764	13,918
Treasury Stock, at cost			
Treasury Stock, at cost, beginning of period	(1,740)	(1,192)	(1,117)
Treasury stock acquired	(1,550)	(1,702)	(150)
Treasury stock retired	1,392	1,039	—
Issuance of shares under incentive and stock compensation plans from treasury stock and other	183	146	112
Net shares acquired related to employee incentive and stock compensation plans	(58)	(31)	(37)
Treasury Stock, at cost, end of period	(1,773)	(1,740)	(1,192)
Accumulated Other Comprehensive Income (Loss), net of tax			
Accumulated Other Comprehensive Income (Loss), net of tax, beginning of period	172	1,170	52
Total other comprehensive income (loss)	(4,048)	(998)	1,118
Accumulated Other Comprehensive (Loss) Income, net of tax, end of period	(3,876)	172	1,170
Total Stockholders' Equity	$ 13,631	$ 17,843	$ 18,556
Preferred Shares Outstanding	13,800	13,800	13,800
Common Shares Outstanding (in thousands)			
Common Shares Outstanding, beginning of period	334,926	358,489	359,570
Treasury stock acquired	(22,273)	(25,878)	(2,661)
Issuance of shares under incentive and stock compensation plans and other	3,285	2,902	2,298
Return of shares under incentive and stock compensation plans to treasury stock	(827)	(587)	(718)
Common Shares Outstanding, end of period	315,111	334,926	358,489
Cash dividends declared per common share	$ 1.58	$ 1.44	$ 1.30
Cash dividends declared per preferred share	$ 1,500.00	$ 1,500.00	$ 1,500.00

See Notes to Consolidated Financial Statements.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Statements of Cash Flows

(in millions)	For the years ended December 31,		
	2022	2021	2020
Operating Activities			
Net income	$ 1,815	$ 2,365	$ 1,737
Adjustments to reconcile net income to net cash provided by operating activities			
Net realized losses (gains)	627	(530)	(34)
Amortization of deferred policy acquisition costs	1,835	1,680	1,706
Additions to deferred policy acquisition costs	(1,947)	(1,751)	(1,666)
Depreciation and amortization	625	680	562
Loss on extinguishment of debt	9	—	—
Loss on sale of business	—	21	48
Other operating activities, net	109	(125)	164
Change in assets and liabilities:			
Increase in reinsurance recoverables	(473)	(582)	(540)
Net change in accrued and deferred income taxes	(80)	85	459
Increase in insurance liabilities	2,199	2,416	1,426
Net change in premiums receivable and agents' balances	(562)	(190)	(72)
Net change in other assets and other liabilities	(149)	24	81
Net cash provided by operating activities	**4,008**	**4,093**	**3,871**
Investing Activities			
Proceeds from the sale/maturity/prepayment of:			
Fixed maturities, AFS	14,996	22,457	19,534
Fixed maturities, FVO	2	—	11
Equity securities at fair value	1,213	626	1,485
Mortgage loans	973	1,506	948
Limited partnerships and other alternative investments	349	537	167
Payments for the purchase of:			
Fixed maturities, AFS	(14,255)	(21,754)	(21,112)
Fixed maturities, FVO	(216)	(160)	—
Equity securities at fair value	(1,371)	(1,420)	(962)
Mortgage loans	(1,596)	(2,386)	(1,264)
Limited partnerships and other alternative investments	(1,095)	(1,317)	(491)
Net proceeds from (payments for) derivatives	54	(7)	112
Net additions to property and equipment	(175)	(133)	(114)
Net (payments for) short-term investments	(160)	(417)	(368)
Other investing activities, net	4	(9)	(12)
Proceeds from businesses sold, net of cash transferred	—	11	—
Net cash used for investing activities	**(1,277)**	**(2,466)**	**(2,066)**
Financing Activities			
Deposits and other additions to investment and universal life-type contracts	88	89	60
Withdrawals and other deductions from investment and universal life-type contracts	(102)	(75)	(102)
Net decrease in securities loaned or sold under agreements to repurchase	—	—	(587)
Repayment of debt	(600)	—	(500)
Proceeds from the issuance of debt	—	588	—
Net issuance (return) of shares under incentive and stock compensation plans	(19)	25	(21)
Treasury stock acquired	(1,550)	(1,702)	(150)
Dividends paid on preferred stock	(21)	(21)	(21)
Dividends paid on common stock	(506)	(485)	(457)
Net cash used for financing activities	**(2,710)**	**(1,581)**	**(1,778)**
Foreign exchange rate effect on cash	(14)	(6)	8
Net increase in cash and restricted cash, including cash classified within assets held for sale	7	40	35
Less: Net increase (decrease) in cash classified as assets held for sale	—	(58)	58
Net increase (decrease) in cash and restricted cash	7	98	(23)
Cash and restricted cash — beginning of period	337	239	262
Cash and restricted cash — end of period	**$ 344**	**$ 337**	**$ 239**
Supplemental Disclosure of Cash Flow Information			
Income tax paid (received)	$ 548	$ 496	$ (71)
Interest paid	$ 212	$ 214	$ 232

See Notes to Consolidated Financial Statements.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in millions, except for per share data, unless otherwise stated)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Hartford Financial Services Group, Inc. is a holding company for insurance and financial services subsidiaries that provide property and casualty ("P&C") insurance, group life and disability products and mutual funds and exchange-traded funds ("ETF") to individual and business customers in the United States as well as in the United Kingdom and other international locations (collectively, "The Hartford", the "Company", "we" or "our").

On December 29, 2021, the Company completed the sale of all of Navigators Holdings (Europe) N.V., a Belgium holding company, and its subsidiaries, Bracht, Deckers & Mackelbert N.V. and Assurances Contintales Contintale Verzekeringen N.V., collectively referred to as "Continental Europe Operations". For further discussion of this transaction, see Note 21 - Business Dispositions.

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. Generally Accepted Accounting Principles") which differ materially from the accounting practices prescribed by various insurance regulatory authorities.

Consolidation

The Consolidated Financial Statements include the accounts of The Hartford Financial Services Group, Inc., and entities in which the Company directly or indirectly has a controlling financial interest. Entities in which the Company has significant influence over the operating and financing decisions but does not control are reported using the equity method. Intercompany transactions and balances between The Hartford and its subsidiaries and affiliates have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining property and casualty and group long-term disability insurance product reserves, net of reinsurance; evaluation of goodwill for impairment; valuation of investments and derivative instruments; and contingencies relating to corporate litigation and regulatory matters.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

Adoption of New Accounting Standards

Financial Instruments – Credit Losses

On January 1, 2020, the Company adopted the Financial Accounting Standards Board's ("FASB") updated guidance for recognition and measurement of credit losses on financial instruments. The new guidance replaces the "incurred loss" approach with an "expected loss" model for recognizing credit losses for financial instruments carried at other than fair value. Under the new model, for financial instruments carried at other than fair value, such as mortgage loans, reinsurance recoverables and receivables, an allowance for credit losses ("ACL") is recognized, which is an estimate of credit losses expected over the life of financial instruments. Under the prior accounting model an ACL was recognized using an incurred loss approach. The new guidance also requires that we estimate a liability for credit losses ("LCL") on off balance sheet credit exposures, such as financial guarantees and mortgage loan commitments that the Company cannot unconditionally cancel.

Credit losses on fixed maturities, AFS carried at fair value continue to be measured based on the present value of expected future cash flows compared to amortized cost; however, the losses are now recognized through an ACL and no longer as an adjustment to the amortized cost. Recoveries of credit losses on fixed maturities, AFS are now recognized as reversals of the ACL and no longer accreted as investment income through an adjustment to the investment yield. The ACL on fixed maturities, AFS cannot cause the net carrying value to be below fair value and, therefore, it is possible that future increases in fair value due to decreases in market interest rates could cause the reversal of the ACL and increase net income. The new guidance also requires purchased financial assets with a more-than-insignificant amount of credit deterioration since original issuance to be recorded based on contractual amounts due and an initial allowance recorded at the date of purchase.

The Company adopted the guidance effective January 1, 2020, through a cumulative-effect adjustment that decreased retained earnings by $18, representing a net increase to the ACL and LCL, after tax. No ACL was recognized at adoption for fixed maturities, AFS; rather, these investments are evaluated for an ACL prospectively. The Company does not have any purchased financial assets with a more than insignificant amount of credit deterioration since original issuance.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Impact of Adoption on Consolidated Balance Sheet

	Balance as of January 1, 2020		
	Opening Balance	Cumulative Effect of Accounting Change	Adjusted Opening Balance
Mortgage loans	$ 4,215		$ 4,215
ACL on mortgage loans	—	$ (19)	(19)
Mortgage loans, net of ACL	**4,215**	**(19)**	**4,196**
Premiums receivable and agents' balances	4,529		4,529
ACL on premiums receivable and agents' balances	(145)	23	(122)
Premiums receivable and agents' balances, net of ACL	**4,384**	**23**	**4,407**
Reinsurance recoverables	5,641		5,641
ACL and allowance for disputed amounts on reinsurance recoverables	(114)	(2)	(116)
Reinsurance recoverables, net of allowance for uncollectible reinsurance	**5,527**	**(2)**	**5,525**
Deferred income tax asset, net	299	5	304
Other liabilities	(5,157)	(25)	(5,182)
Retained Earnings	$ 12,685	$ (18)	$ 12,667

Summary of Adoption Impacts

Net increase to ACL and LCL	$ (23)
Net tax effects	5
Net decrease to retained earnings	$ (18)

Reference Rate Reform

On March 12, 2020, the Company adopted the FASB's temporary guidance, which allows The Hartford to account for contract modifications made solely due to rate reform (such as replacing London Inter-Bank Offered Rate ("LIBOR") with another reference rate) as continuations of existing contracts and to maintain hedge accounting when the hedging effectiveness between a financial instrument and its hedge is only affected by the change to a replacement rate. As a result, The Hartford will not recognize gains and losses during the transition period of LIBOR to an alternative reference rate that would otherwise have arisen from accounting assessments and remeasurements. On December 21, 2022, the FASB extended the effective date for the temporary guidance and the temporary guidance now expires for contract modifications made and hedge relationships entered into or evaluated after December 31, 2024. The Company is not required to measure the effect of adoption on its financial position, cash flows or net income because the guidance provides relief from accounting for the effects of the change to a replacement rate.

Future Adoption of New Accounting Standards

Reserve for Future Policy Benefits

The FASB issued new guidance on accounting for long-duration insurance contracts that is effective January 1, 2023, and will be applied retrospectively to January 1, 2021 (the "transition date"). The Company's long-duration insurance contracts include paid-up life insurance and whole-life insurance policies resulting from conversion from group life policies and run-off structured settlement and terminal funding agreement liabilities with total future policy benefit reserves of $561, $596 and $638 as of December 31, 2022, 2021 and 2020, respectively. Under guidance in effect up until the adoption date, a reserve for future policy benefits is calculated as the present value of future benefits and related expenses less the present value of any future premiums using assumptions "locked in" at the time the policies were issued, including discount rate, lapse rate, mortality, and expense assumptions. Under that guidance, assumptions are only updated if there is an expected premium deficiency. The new guidance will require that underlying cash flow assumptions (such as for lapse rate and mortality) be reviewed and updated at least annually in the same quarter each year. The new guidance also requires that the discount rate assumption be updated each quarter and be based on an upper-medium grade (low-credit-risk) fixed-income investment yield. The change in the reserve estimate as a result of updating cash flow assumptions will be recognized in net income. The change in the reserve estimate as a result of updating the discount rate assumption will be recognized in OCI. Because reserves will be based on updated assumptions and no longer locked in at contract inception, there will no longer be a test for premium deficiency. The Company will adopt the new guidance retrospectively to the transition date and will apply a modified retrospective transition method.

The Company expects the adoption of the new guidance to result in an increase of approximately $85 to the reserve for future policy benefits and a decrease of approximately $65 after tax to accumulated other comprehensive income ("AOCI") as of the transition date because market upper-medium grade (low-credit-risk) fixed-income investment yields were lower as of the transition date than the locked in rates that were previously used to discount the reserves. An increase in market interest rates since the transition date resulted in a change from an AOCI loss of approximately $65 to an AOCI gain of approximately $35 as of December 31, 2022.

Significant Accounting Policies

The Company's significant accounting policies are as follows:

Revenue Recognition

Premium Revenue from Direct Insurance and Assumed Reinsurance

Property and casualty premiums are earned on a pro rata basis over the policy period and include accruals for policies that have been written by agents but not yet reported to us, as well as ultimate premium revenue anticipated under auditable and

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

retrospectively rated policies. We estimate the amount of premium not yet reported based on current and historical trends of the business being written. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. Unearned premiums represent the premiums applicable to the unexpired terms of policies in force, or period of risk.

Group life, disability and accident premiums are generally due from policyholders and recognized as revenue on a pro rata basis over the period of the contracts.

An estimated ACL is recorded on the basis of periodic evaluations of balances due from insureds and considering historical credit loss information, adjusted for current economic conditions as well as reasonable and supportable forecasts when appropriate. The Company records total credit loss expenses related to premiums receivable in insurance operating costs and other expenses. Write-offs of premiums receivable and agents' balances and any related ACL are recorded in the period in which the balance is deemed uncollectible. Refer to Note 7 - Premiums Receivable and Agents' Balances for further discussion regarding the allowance for doubtful accounts included in premiums receivable and agents' balances.

Non-Insurance Revenue from Contracts with Customers

Installment fees are charged on property and casualty insurance contracts for billing the insurance customer in installments over the policy term. These fees are recognized in fee income as earned on collection.

Insurance servicing revenues within Personal Lines consist of up-front commissions earned for collecting premiums and processing claims on insurance policies for which The Hartford does not assume underwriting risk, predominantly related to the National Flood Insurance Plan program. These insurance servicing revenues are recognized in other revenues over the period of the flood program's policy terms.

Group Benefits earns fee income from employers for the administration of underwriting, implementation and claims processing for employer self-funded plans and for leave management services. Fees are recognized as services are provided and collected monthly.

Hartford Funds provides investment management, administrative and distribution services to mutual funds and exchange-traded funds. The Company assesses investment advisory, distribution and other asset management fees primarily based on the average daily net asset values from mutual funds and exchange-traded funds, which are recorded in the period in which the services are provided and are collected monthly. Fluctuations in domestic and international markets and related investment performance, volume and mix of sales and redemptions of mutual funds or exchange-traded funds, and other changes to the composition of assets under management are all factors that ultimately have a direct effect on fee income earned.

Corporate investment management and other fees are primarily for managing third party invested assets, including management of a portion of the invested assets of The Hartford's former life and annuity business. These fees, calculated based on the average quarterly net asset values, are recorded in the period in which the services are provided and are collected quarterly. Fluctuations in markets and interest rates and other changes to the composition of assets under management are all factors that ultimately have a direct effect on fee income earned.

Dividends to Policyholders

Policyholder dividends are paid to certain property and casualty policyholders. Policies that receive dividends are referred to as participating policies. Participating dividends to policyholders are accrued and reported in insurance operating costs and other expenses and other liabilities using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws.

Net written premiums for participating property and casualty insurance policies represented 7% of total net written premiums for each of the years ended December 31, 2022, 2021 and 2020, respectively. Participating dividends to property and casualty policyholders were $29, $24 and $29 for the years ended December 31, 2022, 2021 and 2020, respectively.

There were no additional amounts of income allocated to participating policyholders.

Investments

Overview

The Company's investments in fixed maturities include bonds, structured securities, and redeemable preferred stock and commercial paper. Most of these investments are classified as AFS and are carried at fair value. The after tax difference between fair value and cost or amortized cost is reflected in stockholders' equity as a component of AOCI. Fixed maturities for which the Company elected the fair value option are classified as FVO and are carried at fair value with changes in value recorded in realized capital gains and losses. These investments represent certain investments in residual interests of securitizations and other securities that contain embedded credit derivatives. Equity securities are measured at fair value with any changes in valuation reported in net income. Mortgage loans are recorded at the outstanding principal balance adjusted for amortization of premiums or discounts and net of an ACL. Short-term investments are carried at amortized cost, which approximates fair value. Limited partnerships and other alternative investments are reported at their carrying value and are primarily accounted for under the equity method with the Company's share of earnings included in net investment income. Recognition of income related to limited partnerships and other alternative investments is delayed due to the availability of the related financial information, as private equity and other funds are generally on a three-month delay. Accordingly, income for the years ended December 31, 2022, 2021, and 2020 may not include the full impact of current year changes in valuation of the underlying assets and liabilities of the funds, which are generally obtained from the limited partnerships. Other investments primarily consist of equity fund investments, overseas deposits which are measured at fair value using the net asset value as a practical expedient, consolidated investment funds for which the Company has provided seed money and reports the underlying investments at fair value with changes in the fair value recognized in income consistent with accounting requirements for investment companies, and derivative instruments which are carried at fair value.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Net Realized Gains and Losses

Net realized gains and losses from investment sales are reported as a component of revenues and are determined on a specific identification basis. Net realized gains and losses also result from fair value changes in equity securities, fixed maturities, FVO, and derivatives contracts that do not qualify, or are not designated, as a hedge for accounting purposes. The Company records net credit losses on fixed maturities, AFS and changes in the ACL on mortgage loans as a component of net realized gains and losses. Future changes in the ACL resulting from improvements in expected future cash flows are recorded through net realized gains and losses. For further information, see Financial Instruments - Credit Losses discussion above.

Net Investment Income

Interest income from fixed maturities and mortgage loans is recognized when earned on the constant effective yield method based on the estimated timing of cash flows. Most premiums and discounts on fixed maturities are amortized to the maturity date. Premiums on callable bonds may be amortized to call dates based on call prices. For securitized financial assets subject to prepayment risk, yields are recalculated and adjusted periodically to reflect historical and/or estimated future prepayments using the retrospective method. For certain other asset-backed securities, including securities that previously had an ACL and interest only securities, any yield adjustments are made using the prospective method. Prepayment fees and make-whole payments on fixed maturities and mortgage loans are recorded in net investment income when earned. For equity securities, dividends are recognized as investment income on the ex-dividend date. Limited partnerships and other alternative investments primarily use the equity method of accounting to recognize the Company's share of earnings. For fixed maturities with an ACL, net investment income is recognized at the original effective rate and accretion of the ACL is recognized through net realized gains and losses. For further information, see Financial Instruments - Credit Losses discussion above. The Company's non-income producing investments were not material for the years ended December 31, 2022, 2021 and 2020.

Derivative Instruments

Overview

The Company utilizes a variety of over-the-counter ("OTC") derivatives, derivatives cleared through central clearing houses ("OTC-cleared") and exchange traded derivative instruments as part of its overall risk management strategy as well as to engage in income generation covered call transactions and replication transactions. The types of instruments may include swaps, caps, floors, forwards, futures and options to achieve the following Company-approved objectives:

- to hedge risk arising from interest rate, equity market, commodity market, credit spread and issuer default, price or currency exchange rates or volatility;

- to manage liquidity;

- to control transaction costs;

- to enter into income generation covered call transactions and synthetic replication transactions.

Interest rate and credit default swaps involve the periodic exchange of cash flows with other parties, at specified intervals, calculated using agreed upon rates or other financial variables and notional principal amounts. Generally, little to no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

The Company clears certain interest rate swap and credit default swap derivative transactions through central clearing houses. OTC-cleared derivatives require initial collateral at the inception of the trade in the form of cash or highly liquid securities, such as U.S. Treasuries and government agency investments. Central clearing houses also require additional cash as variation margin based on daily market value movements. For information on collateral, see the Derivative Collateral Arrangements section in Note 6 - Derivatives. In addition, OTC-cleared transactions include price alignment amounts either received or paid on the variation margin, which are reflected in realized gains and losses or, if characterized as interest, in net investment income.

Forward contracts are customized commitments that specify a rate of interest or currency exchange rate to be paid or received on an obligation beginning on a future start date and are typically settled in cash.

Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities or cash, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date. The contracts may reference commodities, which grant the purchaser the right to either purchase from or sell to the issuer commodities at a specified price, within a specified period or on a stated date. Option contracts are typically settled in cash.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be a periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

The Company's derivative transactions conducted in insurance company subsidiaries are used in strategies permitted under the derivative use plans required by the State of Connecticut, the State of Illinois and the State of New York insurance regulators.

Accounting and Financial Statement Presentation of Derivative Instruments and Hedging Activities

Derivative instruments are recognized on the Consolidated Balance Sheets at fair value and are reported in Other Investments and Other Liabilities. For balance sheet presentation purposes, the Company has elected to offset the fair value amounts, income accruals, and related cash collateral receivables and payables of OTC derivative instruments executed in a legal entity and with the same counterparty or

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

under a master netting agreement, which provides the Company with the legal right of offset.

On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), (2) a hedge of the variability in cash flows of a forecasted transaction or of amounts to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a hedge of a net investment in a foreign operation ("net investment" hedge) or (4) held for other investment and/or risk management purposes, which primarily involve managing asset or liability related risks and do not qualify for hedge accounting. The Company currently does not designate any derivatives as fair value or net investment hedges.

Cash Flow Hedges - Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, including foreign-currency cash flow hedges, are recorded in AOCI and are reclassified into earnings when the variability of the cash flow of the hedged item impacts earnings. Gains and losses on derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in the Consolidated Statements of Operations in which the cash flows of the hedged item are recorded. Periodic derivative net coupon settlements are recorded in the line item of the Consolidated Statements of Operations in which the cash flows of the hedged item are recorded. Cash flows from cash flow hedges are presented in the same category as the cash flows from the items being hedged in the Consolidated Statement of Cash Flows.

Other Investment and/or Risk Management Activities - The Company's other investment and/or risk management activities primarily relate to strategies used to reduce economic risk or replicate permitted investments and do not receive hedge accounting treatment. Changes in the fair value, including periodic derivative net coupon settlements, of derivative instruments held for other investment and/or risk management purposes are reported in current period earnings as net realized gains and losses.

Hedge Documentation and Effectiveness Testing

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated changes in fair value or cash flows of the hedged item. At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. The documentation process includes linking derivatives that are designated as fair value, cash flow, or net investment hedges to specific assets or liabilities on the balance sheet or to specific forecasted transactions and defining the effectiveness testing methods to be used. The Company also formally assesses both at the hedge's inception and ongoing on a quarterly basis, whether the derivatives that are used in hedging transactions have been and are expected to continue to be highly effective in offsetting changes in fair values, cash flows or net investment in foreign operations of hedged items. Hedge effectiveness is assessed primarily using quantitative methods as well as using qualitative methods. Quantitative methods include regression or other statistical analysis of changes in fair value or cash flows associated with the hedge relationship. Qualitative methods may include comparison of critical terms of the derivative to the hedged item.

Discontinuance of Hedge Accounting

The Company discontinues hedge accounting prospectively when (1) it is determined that the qualifying criteria are no longer met; (2) the derivative is no longer designated as a hedging instrument; or (3) the derivative expires or is sold, terminated or exercised.

When cash flow hedge accounting is discontinued because the Company becomes aware that it is not probable that the forecasted transaction will occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in AOCI are recognized immediately in earnings.

In other situations in which hedge accounting is discontinued, including those where the derivative is sold, terminated or exercised, amounts previously deferred in AOCI are reclassified into earnings when earnings are impacted by the hedged item.

Embedded Derivatives

The Company may purchase investments that contain embedded derivative instruments. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the Consolidated Balance Sheets, is carried at fair value with changes in fair value reported in net realized gains and losses.

Credit Risk of Derivative Instruments

Credit risk is defined as the risk of financial loss due to uncertainty of an obligor's or counterparty's ability or willingness to meet its obligations in accordance with agreed upon terms. Credit exposures are measured using the market value of the derivatives, resulting in amounts owed to the Company by its counterparties or potential payment obligations from the Company to its counterparties. The Company generally requires that OTC derivative contracts, other than certain forward contracts, be governed by International Swaps and Derivatives Association agreements which are structured by legal entity and by counterparty, and permit right of offset. Some agreements require daily collateral settlement based upon agreed upon thresholds. For purposes of daily derivative collateral maintenance, credit exposures are generally quantified based on the prior business day's market value and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of the derivatives is greater than zero, subject to minimum transfer thresholds, if applicable. The Company also minimizes the credit risk of derivative instruments by entering into transactions with high quality counterparties primarily rated A or better, which are monitored and evaluated by the Company's risk management team and reviewed by senior management. OTC-cleared derivatives are governed by clearing house rules. Transactions cleared through a central clearing house reduce risk due to their ability to require daily variation margin and act as an independent valuation source. In addition, the Company monitors counterparty credit exposure on a monthly basis to ensure compliance with Company policies and statutory limitations.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cash and Restricted Cash

Cash represents cash on hand and demand deposits with banks or other financial institutions. Restrictions on cash primarily relate to funds that are held to support regulatory and contractual obligations.

Reinsurance

The Company cedes insurance to affiliated and unaffiliated insurers in order to limit its maximum losses and to diversify its exposures and provide statutory surplus relief. Such arrangements do not relieve the Company of its primary liability to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company also assumes reinsurance from other insurers and is a member of and participates in reinsurance pools and associations. Assumed reinsurance refers to the Company's acceptance of certain insurance risks that other insurance companies or pools have underwritten.

Reinsurance accounting is followed for ceded and assumed transactions that provide indemnification against loss or liability relating to insurance risk (i.e., risk transfer). To meet risk transfer requirements, a reinsurance agreement must include insurance risk, consisting of underwriting and timing risk, and a reasonable possibility of a significant loss to the reinsurer. If the ceded and assumed transactions do not meet risk transfer requirements, the Company accounts for these transactions as deposit transactions. As of December 31, 2022 and 2021, the Company's deposit liability was $0 and $99, respectively, reported in other liabilities.

Premiums, benefits, losses and loss adjustment expenses reflect the net effects of ceded and assumed reinsurance transactions. Included in other assets are prepaid reinsurance premiums, which represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts. Reinsurance recoverables are balances due from reinsurers for ceded paid and unpaid losses and loss adjustment expenses and are presented net of an allowance for uncollectible reinsurance. Changes in the allowance for uncollectible reinsurance are reported in benefits, losses and loss adjustment expenses in the Company's Consolidated Statements of Operations.

The Company periodically evaluates the recoverability of its reinsurance recoverable assets and establishes an allowance for uncollectible reinsurance. The allowance for uncollectible reinsurance reflects management's best estimate of reinsurance cessions that may be uncollectible in the future due to reinsurers' unwillingness or inability to pay. The allowance for uncollectible reinsurance comprises an ACL and an allowance for disputed balances. Based on this analysis, the Company may adjust the allowance for uncollectible reinsurance or charge off reinsurer balances that are determined to be uncollectible. The Company records credit losses related to reinsurance recoverables in benefits losses and loss adjustment expenses. Write-offs of reinsurance recoverables and any related ACL are recorded in the period in which the balance is deemed uncollectible. Expected recoveries are included in the estimate of the ACL.

Retroactive reinsurance agreements, including adverse development covers ("ADC"), are reinsurance agreements under which our reinsurer agrees to reimburse us as a result of loss development related to past insurable events. For these agreements, the consideration paid in excess of the estimated ultimate losses to be recovered under the agreement at inception is recognized as a loss on reinsurance transaction. The benefit of subsequent adverse development ceded up to the total consideration paid is recognized as ceded losses, which are a reduction of incurred losses and loss adjustment expenses. The excess of the estimated amounts ultimately to be recovered under the agreement over the consideration paid is recognized as a deferred gain liability and amortized into income over the period the ceded losses are recovered in cash from the reinsurer. The amount of the deferred gain liability is recalculated each period based on cumulative recoveries not yet collected relative to the latest estimate of ultimate losses to be recovered. Ceded loss reserves under retroactive agreements were $1.5 billion and $1.3 billion, and the deferred gain liability reported in other liabilities was $803 and $574, as of December 31, 2022 and 2021, respectively. In any given period, the change in deferred gain included in net income includes amortization of the deferred gain based on the percentage of ultimate ceded losses collected plus any change in the deferred gain liability due to changes in the estimated ultimate losses to be recovered. The effect on income from change in the deferred gain was a charge to earnings of $229, $246 and $312 before tax for the years ended December 31, 2022, 2021, and 2020 respectively.

Deferred Policy Acquisition Costs

DAC represents costs that are directly related to the acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or in compensation to employees. Such costs primarily include commissions, premium taxes, costs and certain other expenses that are directly related to successfully issued contracts, including a portion of policy issuance and underwriting costs.

For property and casualty insurance products and group life, disability and accident contracts, costs are deferred and amortized ratably over the period the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Anticipated investment income is considered in the determination of the recoverability of DAC.

The Hartford includes contingent deferred sales charge commissions paid to external broker-dealers on sales of shares of mutual funds in DAC, and amortizes the deferred costs over a 12 to 18 month period depending on the share class, or until the underlying shares are redeemed. Recoverability is reviewed as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjust them accordingly.

Income Taxes

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A deferred tax provision is recorded for the tax effects of temporary differences between the Company's current taxable income and its income before tax under generally accepted accounting principles in the Consolidated

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Statements of Operations. For deferred tax assets, the Company records a valuation allowance that is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

Goodwill

Goodwill represents the excess of the cost to acquire a business over the acquisition date fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment at least annually or more frequently if events occur or circumstances change that would indicate that a triggering event for a potential impairment has occurred. Goodwill is tested for impairment by comparing the fair value of a reporting unit to its carrying value. Goodwill is impaired up to the amount that the carrying value of the reporting unit exceeds the fair value. A reporting unit is defined as an operating segment or one level below an operating segment. The Company's reporting units, for which goodwill has been allocated consist of Commercial Lines, Personal Lines, Group Benefits, and Hartford Funds.

Management's determination of the fair value of each reporting unit incorporates multiple inputs into discounted cash flow calculations, including assumptions that market participants would make in valuing the reporting unit. Assumptions include levels of economic capital required to support the business, future business growth, earnings projections, the weighted average cost of capital used for purposes of discounting and, for the Hartford Funds segment, assets under management. Decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause a reporting unit's fair value to decrease, increasing the possibility of impairments.

Intangible Assets

Acquired intangible assets on the Consolidated Balance Sheets include purchased customer relationship and agency or other distribution rights and licenses measured at fair value at acquisition. The Company amortizes finite-lived other intangible assets over their useful lives generally on a straight-line basis over the period of expected benefit, ranging from 1 to 15 years. Management revises amortization periods if it believes there has been a change in the length of time that an intangible asset will continue to have value. Indefinite-lived intangible assets are not subject to amortization. Intangible assets are assessed for impairment generally when events or circumstances indicate a potential impairment and at least annually for indefinite-lived intangibles. Finite-lived intangible assets are impaired if the carrying amount is not recoverable from undiscounted cash flows. Indefinite-lived intangible assets are impaired if the carrying amount exceeds fair value. Impaired intangible assets are written down to fair value.

Property and Equipment

Property and equipment, which includes capitalized software and right-of-use lease assets, is carried at cost net of accumulated depreciation. Depreciation is based on the estimated useful lives of the various classes of property and equipment and is recognized principally on the straight-line method. Accumulated depreciation was $2.3 billion and $2.3 billion as of December 31, 2022 and 2021, respectively. Depreciation expense was $213, $282, and $271 for the years ended December 31, 2022, 2021 and 2020, respectively, and is reported in insurance operating costs and other expenses. The

costs to access and develop hosted software arrangements, where The Hartford has the right to access and use the software, but not take possession, and the cost of certain software licenses are reported in other assets on a straight-line basis over the service period. Amortization of hosted software and certain software licenses was $78, $60, and $42 for the years ended December 31, 2022, 2021, and 2020, respectively, and is reported in insurance operating costs and other expenses.

Leases

Leases are classified as financing or operating leases. Where the lease is economically similar to a purchase because The Hartford obtains control of the underlying asset, the lease is classified as a financing lease and the Company recognizes amortization of the right of use asset and interest expense on the liability. Where the lease is not economically similar to a purchase as the lease provides The Hartford with only the right to control the use of the underlying asset over the lease term and the lease term is greater than one year, the lease is an operating lease and the lease cost is recognized as rental expense over the lease term on a straight-line basis. Leases with a term of one year or less are also expensed over the lease term but not recognized on the balance sheet.

Unpaid Losses and Loss Adjustment Expenses

For property and casualty and group life, disability and accident insurance and assumed reinsurance products, the Company establishes reserves for unpaid losses and loss adjustment expenses to provide for the estimated costs of paying claims under insurance policies written by the Company. These reserves include estimates for both claims that have been reported and those that have not yet been reported, and include estimates of all losses and loss adjustment expenses associated with processing and settling these claims. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based significantly on the assumption that past developments are an appropriate predictor of future events, and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. The effects of inflation are implicitly considered in the reserving process. In addition, a number of complex factors influence the uncertainties involved with the reserving process including social and economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final claim settlements may vary from the present estimates, particularly when those payments may not occur until well into the future. The Company regularly reviews the adequacy of its estimated losses and loss adjustment expense reserves by reserve line within the various reporting segments. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.

Most of the Company's property and casualty insurance products reserves are not discounted. However, the Company has discounted to present value certain reserves for indemnity payments that are due to claimants under workers' compensation policies because the payment pattern and the

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

ultimate costs are reasonably fixed and determinable on an individual claim basis. The discount rate is based on the risk free rate for the expected claim duration as determined in the year the claims were incurred. The Company also has discounted liabilities for structured settlement agreements that provide fixed periodic payments to claimants. These structured settlements include annuities purchased to fund unpaid losses for permanently disabled claimants. These structured settlement liabilities are discounted to present value using the rate implicit in the purchased annuities and the purchased annuities are accounted for within reinsurance recoverables.

Group life and disability contracts with long-tail claim liabilities are discounted because the payment pattern and the ultimate costs are reasonably fixed and determinable on an individual claim basis. The discount rates are estimated based on investment yields expected to be earned on the cash flows net of investment expenses and expected credit losses. The Company establishes discount rates for these reserves in the year the claims are incurred (the incurral year) which is when the estimated settlement pattern is determined. The discount rate for life and disability reserves acquired from Aetna's U.S. group life and disability business were based on interest rates in effect at the acquisition date of November 1, 2017.

For further information about how unpaid losses and loss adjustment expenses are established, see Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses.

Treasury Stock

Treasury stock is the cost of common stock repurchased, which includes the purchase price of shares acquired and direct costs to acquire shares, including commissions and excise taxes. Issuance and retirement of treasury stock is recognized at the average cost of shares held in treasury.

Foreign Currency

Foreign currency translation gains and losses are reflected in stockholders' equity as a component of AOCI. The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of the international operations are generally their functional currencies; however, the U.S. dollar is the functional currency of Lloyd's Syndicate 1221 ("Lloyd's Syndicate"), the Lloyd's Syndicate for which the Company is the sole corporate member, in the U.K. Gains and losses resulting from the remeasurement of foreign currency transactions are reflected in earnings in net realized gains (losses) in the period in which they occur.

2. EARNINGS PER COMMON SHARE

Computation of Basic and Diluted Earnings per Common Share

	For the years ended December 31,		
(In millions, except for per share data)	**2022**	**2021**	**2020**
Earnings			
Net income	$ 1,815	$ 2,365	$ 1,737
Less: Preferred stock dividends	21	21	21
Net income available to common stockholders	$ 1,794	$ 2,344	$ 1,716
Shares			
Weighted average common shares outstanding, basic	324.8	349.1	358.3
Dilutive effect of stock-based awards under compensation plans	4.7	5.0	2.3
Weighted average common shares outstanding and dilutive potential common shares [1]	329.5	354.1	360.6
Net income available to common stockholders per common share			
Basic	$ 5.52	$ 6.71	$ 4.79
Diluted	$ 5.44	$ 6.62	$ 4.76

[1]For additional information, see Note 15 - Equity and Note 19 - Stock Compensation Plans.

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per common share includes the dilutive effect of stock-based awards under compensation plans.

Under the treasury stock method, for stock-based awards, shares are assumed to be issued and then reduced for the number of shares repurchasable with theoretical proceeds at the average market price for the period. Contingently issuable shares are included for the number of shares issuable assuming

the end of the reporting period was the end of the contingency period, if dilutive.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. SEGMENT INFORMATION

The Company currently conducts business principally in five reporting segments including Commercial Lines, Personal Lines, Property & Casualty Other Operations, Group Benefits and Hartford Funds, as well as a Corporate category.

Over 95% of the Company's revenues are generated in the United States ("U.S."). The remaining revenues are generated in Europe and other international locations.

We report our results of operations consistent with the manner in which our chief operating decision maker ("CODM") reviews the business to assess performance, make operating decisions and allocate resources. The Company's reporting segments, as well as the Corporate category, are as follows:

Commercial Lines

Commercial Lines provides a variety of insurance products and risk management services in the U.S. and internationally, with insurance coverages including workers' compensation, property, automobile, general liability, umbrella, package business, professional liability, bond, marine, livestock and assumed reinsurance.

Personal Lines

Personal Lines provides standard automobile, homeowners and personal umbrella coverages to individuals across the U.S., including a special program designed exclusively for members of AARP. This agreement provides an important competitive advantage given the size of the 50 plus population and the strength of the AARP brand, and is in place through December 31, 2032.

Property & Casualty Other Operations

Property & Casualty Other Operations includes certain property and casualty operations, managed by the Company, that have discontinued writing new business and includes substantially all of the Company's asbestos and environmental exposures.

Group Benefits

Group Benefits provides employers and associations with group life, accident and disability coverage, along with other products and services, including voluntary benefits, and group retiree health.

Hartford Funds

Hartford Funds offers investment products for retail and retirement accounts and provides investment management, distribution and administrative services such as product design, implementation and oversight. This business also manages a portion of the mutual funds which support the variable annuity products within Talcott Resolution life and annuity separate accounts.

Corporate

The Company includes in the Corporate category reserves for run-off structured settlement and terminal funding agreement liabilities, restructuring costs, capital raising activities (including equity financing, debt financing and related interest expense), transaction expenses incurred in connection with an acquisition, certain M&A costs, purchase accounting adjustments related to goodwill and other expenses not allocated to the reporting segments. Interest expense of $213, $234 and $236, on debt for the years ended December 31, 2022, 2021 and 2020, respectively, is included in the Corporate category for segment reporting. Corporate also includes investment management fees and expenses related to managing third party business, including management of a portion of the invested assets of Talcott Resolution Life, Inc. and its subsidiaries as well certain of Talcott's affiliates. In addition, up until June 30, 2021, Corporate included a 9.7% ownership interest in Hopmeadow Holdings LP, the legal entity that acquired Talcott Resolution in May 2018 (Hopmeadow Holdings, LP, Talcott Resolution Life Inc., and its subsidiaries are collectively referred to as "Talcott Resolution"). Refer to Note 5 - Investments for additional information.

Financial Measures and Other Segment Information

Certain transactions between segments occur during the year that primarily relate to tax settlements, insurance coverage, expense reimbursements, services provided, investment transfers and capital contributions. In addition, certain inter-segment transactions occur that relate to interest income on allocated surplus. Consolidated net income is unaffected by such transactions.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenues

	For the years ended December 31,		
	2022	**2021**	**2020**
Earned premiums and fee income:			
Commercial Lines			
Workers' compensation	$ 3,499	$ 3,172	$ 3,034
Liability	1,836	1,622	1,401
Marine	235	228	251
Package business	1,844	1,665	1,540
Property	845	829	793
Professional liability	737	655	595
Bond	303	287	274
Assumed reinsurance	467	328	298
Automobile	844	789	754
Total Commercial Lines	10,610	9,575	8,940
Personal Lines			
Automobile	2,047	2,059	2,081
Homeowners	932	927	961
Total Personal Lines [1]	2,979	2,986	3,042
Property & Casualty Other Operations	—	—	—
Group Benefits			
Group disability	3,310	2,983	2,832
Group life	2,393	2,388	2,434
Other	354	316	270
Total Group Benefits	6,057	5,687	5,536
Hartford Funds			
Mutual fund and ETF	964	1,094	903
Talcott Resolution life and annuity separate accounts [2]	80	95	86
Total Hartford Funds	1,044	1,189	989
Corporate	49	50	58
Total earned premiums and fee income	20,739	19,487	18,565
Total net investment income	2,177	2,313	1,846
Net realized gains (losses)	(627)	509	(14)
Other revenues	73	81	126
Total revenues	**$22,362**	**$22,390**	**$20,523**

[1]For 2022, 2021 and 2020, AARP members accounted for earned premiums of $2.7 billion, $2.7 billion and $2.8 billion, respectively.

[2]Represents revenues earned for investment advisory services on the life and annuity separate account assets under management ("AUM") sold in May 2018 that is still managed by the Company's Hartford Funds segment.

Net Income (Loss)

	For the years ended December 31,		
	2022	**2021**	**2020**
Commercial Lines	$ 1,624	$ 1,757	$ 856
Personal Lines	91	385	718
Property & Casualty Other Operations	(190)	(95)	(168)
Group Benefits	324	249	383
Hartford Funds	162	217	170
Corporate	(196)	(148)	(222)
Net income	**1,815**	**2,365**	**1,737**
Preferred stock dividends	21	21	21
Net income available to common stockholders	**$ 1,794**	**$ 2,344**	**$ 1,716**

Net Investment Income

	For the years ended December 31,		
	2022	**2021**	**2020**
Commercial Lines	$ 1,415	$ 1,502	$ 1,160
Personal Lines	140	157	157
Property & Casualty Other Operations	63	75	55
Group Benefits	524	550	448
Hartford Funds	9	5	4
Corporate	26	24	22
Net investment income	**$ 2,177**	**$ 2,313**	**$ 1,846**

Amortization of DAC

	For the years ended December 31,		
	2022	**2021**	**2020**
Commercial Lines	$ 1,563	$ 1,398	$ 1,397
Personal Lines	228	230	244
Group Benefits	33	40	50
Hartford Funds	11	12	14
Corporate	—	—	1
Total amortization of DAC	**$ 1,835**	**$ 1,680**	**$ 1,706**

Amortization of Other Intangible Assets

	For the years ended December 31,		
	2022	**2021**	**2020**
Commercial Lines	$ 29	$ 29	$ 28
Personal Lines	2	2	4
Group Benefits	40	40	40
Total amortization of other intangible assets	**$ 71**	**$ 71**	**$ 72**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Income Tax Expense (Benefit)

	For the years ended December 31,		
	2022	**2021**	**2020**
Commercial Lines	$ 426	$ 402	$ 176
Personal Lines	22	95	184
Property & Casualty Other Operations	(52)	(28)	(46)
Group Benefits	75	53	88
Hartford Funds	41	56	44
Corporate	(69)	(47)	(63)
Total income tax expense	**$ 443**	**$ 531**	**$ 383**

Assets

	As of December 31,	
	2022	**2021**
Commercial Lines	$ 47,234	$ 48,234
Personal Lines	5,130	5,587
Property & Casualty Other Operations	3,897	3,792
Group Benefits	13,291	14,442
Hartford Funds	635	720
Corporate	2,835	3,803
Total assets	**$ 73,022**	**$ 76,578**

Non-Insurance Revenue from Contracts with Customers

		For the years ended December 31,		
	Revenue Line Item	**2022**	**2021**	**2020**
Commercial Lines				
Installment billing fees	Fee income	$ 39	$ 34	$ 30
Personal Lines				
Installment billing fees	Fee income	30	32	34
Insurance servicing revenues	Other revenues	73	80	81
Group Benefits				
Administrative services	Fee income	187	183	175
Hartford Funds				
Advisor, distribution and other management fees	Fee income	1,044	1,189	989
Corporate				
Investment management and other fees	Fee income	49	50	49
Other	Other revenues	1	1	2
Total non-insurance revenues with customers		**$ 1,423**	**$ 1,569**	**$ 1,360**

4. FAIR VALUE MEASUREMENTS

The Company carries certain financial assets and liabilities at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. Our fair value framework includes a hierarchy that gives the highest priority to the use of quoted prices in active markets, followed by the use of market observable inputs, followed by the use of unobservable inputs.

The fair value hierarchy levels are as follows:

Level 1   Fair values based primarily on unadjusted quoted prices for identical assets or liabilities, in active markets that the Company has the ability to access at the measurement date.

Level 2   Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

Level 3   Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Company's best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

The Company will classify the financial asset or liability by level based upon the lowest level input that is significant to the determination of the fair value. In most cases, both observable inputs (e.g., changes in interest rates) and unobservable inputs (e.g., changes in risk assumptions) are used to determine fair values that the Company has classified within Level 3.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Assets and (Liabilities) Carried at Fair Value by Hierarchy Level as of December 31, 2022

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a recurring basis				
Fixed maturities, AFS				
Asset backed securities ("ABS")	$ 1,941	$ —	$ 1,911	$ 30
Collateralized loan obligations ("CLO")	2,941	—	2,826	115
Commercial mortgage-backed securities ("CMBS")	3,368	—	3,146	222
Corporate	15,233	—	13,644	1,589
Foreign government/government agencies	547	—	547	—
Municipal	6,296	—	6,296	—
Residential mortgage-backed securities ("RMBS")	3,708	—	3,613	95
U.S. Treasuries	2,197	—	2,197	—
Total fixed maturities, AFS	36,231	—	34,180	2,051
Fixed maturities, FVO	333	—	155	178
Equity securities, at fair value	1,801	1,261	479	61
Derivative assets				
Credit derivatives	2	—	2	—
Foreign exchange derivatives	32	—	32	—
Total derivative assets [1]	34	—	34	—
Short-term investments	3,859	1,429	2,237	193
Total assets accounted for at fair value on a recurring basis	**$ 42,258**	**$ 2,690**	**$ 37,085**	**$ 2,483**
Liabilities accounted for at fair value on a recurring basis				
Derivative liabilities				
Credit derivatives	$ (2)	$ —	$ (2)	$ —
Foreign exchange derivatives	21	—	21	—
Interest rate derivatives	(6)	—	(6)	—
Total derivative liabilities [2]	13	—	13	—
Total liabilities accounted for at fair value on a recurring basis	**$ 13**	**$ —**	**$ 13**	**$ —**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Assets and (Liabilities) Carried at Fair Value by Hierarchy Level as of December 31, 2021

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a recurring basis				
Fixed maturities, AFS				
ABS	$ 1,135 $	— $	1,135 $	—
CLO	3,025	—	2,768	257
CMBS	4,119	—	3,923	196
Corporate	18,707	—	17,089	1,618
Foreign government/government agencies	910	—	905	5
Municipal	8,257	—	8,257	—
RMBS	3,643	—	3,315	328
U.S. Treasuries	3,051	882	2,169	—
Total fixed maturities, AFS	42,847	882	39,561	2,404
Fixed maturities, FVO	160	—	—	160
Equity securities, at fair value	2,094	1,453	577	64
Derivative assets				
Credit derivatives	2	—	2	—
Foreign exchange derivatives	6	—	5	1
Interest rate derivatives	(1)	—	(1)	—
Total derivative assets [1]	7	—	6	1
Short-term investments	3,697	1,627	1,990	80
Total assets accounted for at fair value on a recurring basis	$ 48,805 $	3,962 $	42,134 $	2,709
Liabilities accounted for at fair value on a recurring basis				
Derivative liabilities				
Credit derivatives	$ (4) $	— $	(4) $	—
Foreign exchange derivatives	—	—	1	(1)
Interest rate derivatives	(45)	—	(45)	—
Total derivative liabilities [2]	(49)	—	(48)	(1)
Total liabilities accounted for at fair value on a recurring basis	$ (49) $	— $	(48) $	(1)

[1] Includes derivative instruments in a net positive fair value position after consideration of the accrued interest and impact of collateral posting requirements which may be imposed by agreements and applicable law. See footnote 2 to this table for derivative liabilities.

[2] Includes derivative instruments in a net negative fair value position (derivative liability) after consideration of the accrued interest and impact of collateral posting requirements which may be imposed by agreements and applicable law.

The Company has overseas deposits included in other investments of $62 and $65 as of December 31, 2022 and December 31, 2021, respectively, which are measured at fair value using the net asset value as a practical expedient.

Fixed Maturities, Equity Securities, Short-term Investments, and Derivatives

Valuation Techniques

The Company generally determines fair values using valuation techniques that use prices, rates, and other relevant information evident from market transactions involving identical or similar instruments. Valuation techniques also include, where appropriate, estimates of future cash flows that are converted into a single discounted amount using current market expectations. The Company uses a "waterfall" approach comprised of the following pricing sources and techniques, which are listed in priority order:

• Quoted prices, unadjusted, for identical assets or liabilities in active markets, which are classified as Level 1.

• Prices from third-party pricing services, which primarily utilize a combination of techniques. These services utilize recently reported trades of identical, similar, or benchmark securities making adjustments for market observable inputs available through the reporting date. If there are no recently

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

reported trades, they may use a discounted cash flow technique to develop a price using expected cash flows based upon the anticipated future performance of the underlying collateral discounted at an estimated market rate. Both techniques develop prices that consider the time value of future cash flows and provide a margin for risk, including liquidity and credit risk. Most prices provided by third-party pricing services are classified as Level 2 because the inputs used in pricing the securities are observable. However, some securities that are less liquid or trade less actively are classified as Level 3. Additionally, certain long-dated securities, such as municipal securities and bank loans, include benchmark interest rate or credit spread assumptions that are not observable in the marketplace and are thus classified as Level 3.

- Internal matrix pricing is a valuation process internally developed for private placement securities for which the Company is unable to obtain a price from a third-party pricing service. Internal pricing matrices determine credit spreads that, when combined with risk-free rates, are applied to contractual cash flows to develop a price. The Company develops credit spreads using market based data for public securities adjusted for credit spread differentials between public and private securities, which are obtained from a survey of multiple private placement brokers. The market-based reference credit spread considers the issuer's sector, financial strength, and term to maturity, using an independent public security index, while the credit spread differential considers the non-public nature of the security. Securities priced using internal matrix pricing are classified as Level 2 because the significant inputs are observable or can be corroborated with observable data.

- Independent broker quotes, which are typically non-binding, use inputs that can be difficult to corroborate with observable market based data. Brokers may use present value techniques using assumptions specific to the security types, or they may use recent transactions of similar securities. Due to the lack of transparency in the process that brokers use to develop prices, valuations that are based on independent broker quotes are classified as Level 3.

The fair value of derivative instruments is determined primarily using a discounted cash flow model or option model technique and incorporates counterparty credit risk. In some cases, quoted market prices for exchange-traded and OTC cleared derivatives may be used and in other cases independent broker quotes may be used. The pricing valuation models primarily use inputs that are observable in the market or can be corroborated by observable market data. The valuation of certain derivatives may include significant inputs that are unobservable, such as volatility levels, and reflect the Company's view of what other market participants would use when pricing such instruments.

Valuation Controls

The process for determining the fair value of investments is monitored by the Valuation Committee, which is a cross-functional group of senior management within the Company. The purpose of the Valuation Committee is to provide oversight of the pricing policy, procedures and controls, including approval of valuation methodologies and pricing sources. The Valuation Committee reviews market data trends, pricing statistics and trading statistics to ensure that prices are reasonable and consistent with our fair value framework. Controls and procedures used to assess third-party pricing services are reviewed by the Valuation Committee, including the results of annual due-diligence reviews. Controls include, but are not limited to, reviewing daily and monthly price changes, stale prices, and missing prices and comparing new trade prices to third-party pricing services, weekly price changes to published bond index prices, and daily OTC derivative market valuations to counterparty valuations. The Company has a dedicated pricing group that works with trading and investment professionals to challenge prices received by a third party pricing source if the Company believes that the valuation received does not accurately reflect the fair value. New valuation models and changes to current models require approval by the Valuation Committee. In addition, the Company's enterprise-wide Operational Risk Management function provides an independent review of the suitability and reliability of model inputs, as well as an analysis of significant changes to current models.

Valuation Inputs

Quoted prices for identical assets in active markets are considered Level 1 and consist of on-the-run U.S. Treasuries, money market funds, exchange-traded equity securities, open-ended mutual funds, certain short-term investments, and exchange traded derivative instruments.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Valuation Inputs Used in Levels 2 and 3 Measurements for Securities and Derivatives

Level 2 Primary Observable Inputs	Level 3 Primary Unobservable Inputs
Fixed Maturity Investments	
Structured securities (includes ABS, CLO, CMBS and RMBS)	
• Benchmark yields and spreads • Monthly payment information • Collateral performance, which varies by vintage year and includes delinquency rates, loss severity rates and refinancing assumptions • Credit default swap indices Other inputs for ABS, CLO, and RMBS: • Estimate of future principal prepayments, derived from the characteristics of the underlying structure • Prepayment speeds previously experienced at the interest rate levels projected for the collateral	• Independent broker quotes • Credit spreads beyond observable curve • Interest rates beyond observable curve Other inputs for less liquid securities or those that trade less actively, including subprime RMBS: • Estimated cash flows • Credit spreads, which include illiquidity premium • Constant prepayment rates • Constant default rates • Loss severity
Corporates	
• Benchmark yields and spreads • Reported trades, bids, offers of the same or similar securities • Issuer spreads and credit default swap curves Other inputs for investment grade privately placed securities that utilize internal matrix pricing: • Credit spreads for public securities of similar quality, maturity, and sector, adjusted for non-public nature	• Independent broker quotes • Credit spreads beyond observable curve • Interest rates beyond observable curve Other inputs for below investment grade privately placed securities and private bank loans: • Credit spreads for public securities of similar quality, maturity, and sector, adjusted for non-public nature
U.S. Treasuries, Municipals, and Foreign government/government agencies	
• Benchmark yields and spreads • Issuer credit default swap curves • Political events in emerging market economies • Municipal Securities Rulemaking Board reported trades and material event notices • Issuer financial statements	• Credit spreads beyond observable curve • Interest rates beyond observable curve
Equity Securities	
• Quoted prices in markets that are not active	• For privately traded equity securities, internal discounted cash flow models utilizing earnings multiples or other cash flow assumptions that are not observable
Short-term Investments	
• Benchmark yields and spreads • Reported trades, bids, offers • Issuer spreads and credit default swap curves • Material event notices and new issue money market rates	• Independent broker quotes
Derivatives	
Credit derivatives	
• Swap yield curve • Credit default swap curves	• Not applicable
Foreign exchange derivatives	
• Swap yield curve • Currency spot and forward rates • Cross currency basis curves	• Independent broker quotes
Interest rate derivatives	
• Swap yield curve	• Not applicable

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant Unobservable Inputs for Level 3 - Securities

Assets accounted for at fair value on a recurring basis	Fair Value	Predominant Valuation Technique	Significant Unobservable Input	Minimum	Maximum	Weighted Average [1]	Impact of Increase in Input on Fair Value [2]
As of December 31, 2022							
CLO [3]	$ 115	Discounted cash flows	Spread	337 bps	337 bps	337 bps	Decrease
CMBS [3]	$ 219	Discounted cash flows	Spread (encompasses prepayment, default risk and loss severity)	419 bps	1,307 bps	527 bps	Decrease
Corporate [4]	$1,541	Discounted cash flows	Spread	77 bps	642 bps	360 bps	Decrease
RMBS [3]	$ 65	Discounted cash flows	Spread [6]	62 bps	249 bps	160 bps	Decrease
			Constant prepayment rate [6]	1%	10%	7%	Decrease [5]
			Constant default rate [6]	1%	4%	2%	Decrease
			Loss severity [6]	10%	100%	38%	Decrease
As of December 31, 2021							
CLO [3]	$ 211	Discounted cash flows	Spread	234 bps	258 bps	257 bps	Decrease
CMBS [3]	$ 192	Discounted cash flows	Spread (encompasses prepayment, default risk and loss severity)	203 bps	468 bps	266 bps	Decrease
Corporate [4]	$1,532	Discounted cash flows	Spread	96 bps	1,227 bps	298 bps	Decrease
RMBS [3]	$ 266	Discounted cash flows	Spread [6]	48 bps	229 bps	89 bps	Decrease
			Constant prepayment rate [6]	2%	16%	7%	Decrease [5]
			Constant default rate [6]	1%	6%	3%	Decrease
			Loss severity [6]	—%	100%	63%	Decrease

[1] The weighted average is determined based on the fair value of the securities.
[2] Conversely, the impact of a decrease in input would have the opposite impact to the fair value as that presented in the table.
[3] Excludes securities for which the Company bases fair value on broker quotations.
[4] Excludes securities for which the Company bases fair value on broker quotations; however, included are broker priced lower-rated private placement securities for which the Company receives spread and yield information to corroborate the fair value.
[5] Decrease for above market rate coupons and increase for below market rate coupons.
[6] Generally, a change in the assumption used for the constant default rate would have been accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for constant prepayment rate and would have resulted in wider spreads.

As of December 31, 2022 and 2021, the fair values of the Company's level 3 derivatives were less than $1 for both periods.

The table above excludes certain securities for which fair values are predominately based on independent broker quotes. While the Company does not have access to the significant unobservable inputs that independent brokers may use in their pricing process, the Company believes brokers likely use inputs similar to those used by the Company and third-party pricing services to price similar instruments. As such, in their pricing models, brokers likely use estimated loss severity rates, prepayment rates, constant default rates and credit spreads. Therefore, similar to non-broker priced securities, increases in these inputs would generally cause fair values to decrease. As of December 31, 2022, no significant adjustments were made by the Company to broker prices received.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Contingent Consideration

The acquisition of Lattice Strategies LLC ("Lattice") on July 29, 2016 required the Company to make payments to former owners of Lattice of up to $60 contingent upon growth in ETF AUM over a period of four years beginning on the date of acquisition. The contingent consideration was measured at fair value on a quarterly basis by projecting future eligible ETF AUM over the contingency period to estimate the amount of expected payout. The future expected payout had been discounted back to the valuation date using a risk-adjusted discount rate of 10.0%. The risk-adjusted discount rate is an internally generated and significant unobservable input to fair value.

In January 2020, we made a third payment of $10 after Lattice AUM reached $3.0 billion. Given the dramatic market declines and outflows in March, 2020, Lattice AUM declined to $2.3 billion as of March 30, 2020 and the Company reduced the remaining contingent consideration liability to zero, recognizing an $11.9 before tax reduction in expense in first quarter 2020.

The earn out period ended on July 29, 2020 with no additional consideration payable.

For disclosure of contingent consideration related to the sale of Continental Europe Operations, refer to Note 21 - Business Dispositions.

Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

The Company uses derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instrument may not be classified within the same fair value hierarchy level as the associated asset or liability.

Fair Value Rollforwards for Financial Instruments Classified as Level 3 for the Year Ended December 31, 2022

| | Fair value as of January 1, 2022 | Total realized/ unrealized gains (losses) | | Purchases | Settlements | Sales | Transfers into Level 3 [3] | Transfers out of Level 3 [3] | Fair value as of December 31, 2022 |
		Included in net income [1]	Included in OCI [2]						
Assets									
Fixed maturities, AFS									
ABS	$ —	$ —	$ —	$ 49	$ —	$ —	$ —	$ (19)	$ 30
CLO	257	—	(2)	113	(62)	—	—	(191)	115
CMBS	196	—	(15)	51	(10)	—	—	—	222
Corporate	1,618	—	(174)	524	(274)	(40)	45	(110)	1,589
Foreign Govt./Govt. Agencies	5	(1)	—	—	—	(7)	3	—	—
RMBS	328	—	(14)	137	(95)	—	—	(261)	95
Total fixed maturities, AFS	2,404	(1)	(205)	874	(441)	(47)	48	(581)	2,051
Fixed maturities, FVO	160	(24)	—	55	(13)	—	—	—	178
Equity securities, at fair value	64	11	—	2	(16)	—	—	—	61
Short-term investments	80	—	—	284	(121)	—	—	(50)	193
Total Assets	$ 2,708	$ (14)	$ (205)	$ 1,215	$ (591)	$ (47)	$ 48	$ (631)	$ 2,483

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair Value Rollforwards for Financial Instruments Classified as Level 3 for the Year Ended December 31, 2021

	Fair value as of January 1, 2021	Total realized/ unrealized gains (losses) Included in net income [1]	Included in OCI [2]	Purchases	Settlements	Sales	Transfers into Level 3 [3]	Transfers out of Level 3 [3]	Fair value as of December 31, 2021
Assets									
Fixed maturities, AFS									
ABS	$ —	$ —	$ —	$ 42	$ —	$ (3)	$ —	$ (39)	$ —
CLO	360	—	(1)	471	(124)	—	—	(449)	257
CMBS	77	—	1	166	(4)	(1)	5	(48)	196
Corporate	881	14	(34)	828	(154)	(47)	172	(42)	1,618
Foreign Govt./Govt. Agencies	6	—	—	5	—	(6)	—	—	5
RMBS	381	—	(4)	369	(193)	(14)	—	(211)	328
Total fixed maturities, AFS	1,705	14	(38)	1,881	(475)	(71)	177	(789)	2,404
Fixed maturities, FVO	—	(6)	—	160	6	—	—	—	160
Equity securities, at fair value	70	42	—	6	(53)	(1)	—	—	64
Short-term investments	30	—	—	98	(48)	—	—	—	80
Total Assets	$ 1,805	$ 50	$ (38)	$ 2,145	$ (570)	$ (72)	$ 177	$ (789)	$ 2,708

[1]Amounts in these columns are generally reported in net realized gains (losses). All amounts are before income taxes.
[2]All amounts are before income taxes.
[3]Transfers in and/or (out) of Level 3 are primarily attributable to the availability of market observable information and the re-evaluation of the observability of pricing inputs.

Changes in Unrealized Gains (Losses) for Financial Instruments Classified as Level 3 Still Held at Year End

	December 31, 2022		December 31, 2021	
	Changes in Unrealized Gain/ (Loss) included in Net Income [1] [2]	Changes in Unrealized Gain/ (Loss) included in OCI [3]	Changes in Unrealized Gain/ (Loss) included in Net Income [1] [2]	Changes in Unrealized Gain/ (Loss) included in OCI [3]
Assets				
Fixed maturities, AFS				
CLO	$ —	$ (1)	$ —	$ (1)
CMBS	—	(15)	—	1
Corporate	(3)	(170)	—	(32)
RMBS	—	(13)	—	(4)
Total fixed maturities, AFS	(3)	(199)	—	(36)
Fixed maturities, FVO	(24)	—	(6)	—
Equity securities, at fair value	2	—	4	—
Total Assets	$ (25)	$ (199)	$ (2)	$ (36)

[1]All amounts in these rows are reported in net realized gains (losses). All amounts are before income taxes.
[2]Amounts presented are for Level 3 only and therefore may not agree to other disclosures included herein.
[3]Changes in unrealized gain (loss) on fixed maturities, AFS are reported in changes in net unrealized gain (loss) on fixed maturities in the Consolidated Statements of Comprehensive Income.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair Value Option

The Company has elected the fair value option for certain investments in residual interests of securitizations and other securities that contain embedded credit derivatives with underlying credit risk related to residential real estate in order to reflect changes in fair value in earnings. These instruments are included within fixed maturities, FVO on the Consolidated Balance Sheets and changes in the fair value of these investments are reported in net realized gains and losses.

As of December 31, 2022 and 2021, the fair value of assets using the fair value option was $333 and $160, respectively.

For the years ended December 31, 2022 and 2021, realized losses related to the change in fair value of assets using the fair value option were $28 and $6, respectively. For the year ended December 31, 2020, there were no realized gains (losses) related to the change in fair value of assets using the fair value option.

Financial Instruments Not Carried at Fair Value

Financial Assets and Liabilities Not Carried at Fair Value

	December 31, 2022			December 31, 2021		
	Fair Value Hierarchy Level	Carrying Amount [1]	Fair Value	Fair Value Hierarchy Level	Carrying Amount [1]	Fair Value
Assets						
Mortgage loans	Level 3 $	6,000 $	5,362	Level 3 $	5,383 $	5,576
Liabilities						
Other policyholder funds and benefits payable	Level 3 $	658 $	658	Level 3 $	687 $	689
Senior notes [2]	Level 2 $	3,858 $	3,339	Level 2 $	3,854 $	4,725
Junior subordinated debentures [2]	Level 2 $	499 $	419	Level 2 $	1,090 $	1,086

[1]As of December 31, 2022 and December 31, 2021, the carrying amount of mortgage loans is net of ACL of $36 and $29, respectively
[2]Included in long-term debt in the Consolidated Balance Sheets, except for any current maturities, which are included in short-term debt when applicable.

5. INVESTMENTS

Net Investment Income

	For the years ended December 31,		
(Before tax)	**2022**	**2021**	**2020**
Fixed maturities [1]	$ 1,469 $	1,349 $	1,442
Equity securities	57	73	39
Mortgage loans	211	181	172
Limited partnerships and other alternative investments	515	732	222
Other investments [2]	5	58	42
Investment expenses	(80)	(80)	(71)
Total net investment income	$ 2,177 $	2,313 $	1,846

[1]Includes net investment income on short-term investments.
[2]Primarily includes changes in fair value of certain equity fund investments and income from derivatives that qualify for hedge accounting and are used to hedge fixed maturities.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Net Realized Gains (Losses)

(Before tax)		For the years ended December 31,		
		2022	2021	2020
Gross gains on sales of fixed maturities	$	57 $	319 $	255
Gross losses on sales of fixed maturities		(315)	(89)	(50)
Equity securities [1]				
Net realized gains (losses) on sales of equity securities		(83)	81	(118)
Change in net unrealized gains (losses) of equity securities		(266)	146	(96)
Net realized and unrealized gains (losses) on equity securities		(349)	227	(214)
Net credit losses on fixed maturities, AFS		(18)	4	(28)
Change in ACL on mortgage loans		(7)	9	(19)
Intent-to-sell impairments		(6)	—	(5)
Other, net [2]		11	39	47
Net realized gains (losses)	$	**(627) $**	**509 $**	**(14)**

[1]The change in net unrealized gains (losses) on equity securities still held as of the end of the period and included in net realized gains (losses) were $(108), $155, and $53 for the years ended December 31, 2022, 2021, and 2020, respectively.
[2]Includes gains on non-qualifying derivatives for 2022, 2021, and 2020 of $46, $12, and $104, respectively, and gains (losses) from transactional foreign currency revaluation of $28, $(1) and $(1), respectively. Also includes a loss of $21 and $48, respectively, on the sale of the Continental Europe Operations for the years ended December 31, 2021 and 2020, as well as a gain of $46 for the year ended December 31, 2021 on the sale of the Company's previously owned interest in Talcott Resolution.

Proceeds from the sales of fixed maturities, AFS totaled $11.4 billion, $15.9 billion, and $15.1 billion for the years ended December 31, 2022, 2021, and 2020, respectively. Sales of AFS securities in 2022 were primarily a result of tactical changes to the portfolio driven by changing market conditions, in addition to duration and liquidity management.

Accrued Interest Receivable on Fixed Maturities, AFS and Mortgage Loans

As of December 31, 2022 and December 31, 2021, the Company reported accrued interest receivable related to fixed maturities, AFS of $338 and $299, respectively, and accrued interest receivable related to mortgage loans of $18 and $16, respectively. These amounts are recorded in other assets on the Consolidated Balance Sheets and are not included in the carrying value of the fixed maturities or mortgage loans. The Company does not include the current accrued interest receivable balance when estimating the ACL. The Company has a policy to write-off accrued interest receivable balances that are more than 90 days past due. Write-offs of accrued interest receivable are recorded as a credit loss component of net realized gains and losses.

Interest income on fixed maturities and mortgage loans is accrued unless it is past due over 90 days or management deems the interest uncollectible.

Recognition and Presentation of Intent-to-Sell Impairments and ACL on Fixed Maturities, AFS

The Company will record an "intent-to-sell impairment" as a reduction to the amortized cost of fixed maturities, AFS in an unrealized loss position if the Company intends to sell or it is more likely than not that the Company will be required to sell the fixed maturity before a recovery in value. A corresponding charge is recorded in net realized losses equal to the difference between the fair value on the impairment date and the amortized cost basis of the fixed maturity before recognizing the impairment.

For fixed maturities where a credit loss has been identified and no intent-to-sell impairment has been recorded, the Company will record an ACL for the portion of the unrealized loss related to the credit loss. Any remaining unrealized loss on a fixed maturity after recording an ACL is the non-credit amount and is recorded in OCI. The ACL is the excess of the amortized cost over the greater of the Company's best estimate of the present value of expected future cash flows or the security's fair value. Cash flows are discounted at the effective yield that is used to record interest income. The ACL cannot exceed the unrealized loss and, therefore, it may fluctuate with changes in the fair value of the fixed maturity if the fair value is greater than the Company's best estimate of the present value of expected future cash flows. The initial ACL and any subsequent changes are recorded in net realized gains and losses. The ACL is written off against the amortized cost in the period in which all or a portion of the related fixed maturity is determined to be uncollectible.

Developing the Company's best estimate of expected future cash flows is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions regarding the future performance. The Company's considerations include, but are not limited to, (a) changes in the financial condition of the issuer and/or the underlying collateral, (b) whether the issuer is current on contractually obligated interest and principal payments, (c) credit ratings, (d) payment structure of the security and (e) the extent to which the fair value has been less than the amortized cost of the security.

For non-structured securities, assumptions include, but are not limited to, economic and industry-specific trends and

Note 5 - Investments

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

fundamentals, instrument-specific developments including changes in credit ratings, industry earnings multiples and the issuer's ability to restructure, access capital markets, and execute asset sales.

For structured securities, assumptions include, but are not limited to, various performance indicators such as historical and projected default and recovery rates, credit ratings, current and projected delinquency rates, loan-to-value ("LTV") ratios, average cumulative collateral loss rates that vary by vintage year, prepayment speeds, and property value declines. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries which may include estimating the underlying collateral value.

ACL on Fixed Maturities, AFS by Type

	For the years ended December 31,								
	2022				2021		2020		
(Before tax)	**CMBS**	**Corporate**	**Foreign govt./ govt. agencies**	**Total**	**Corporate**	**Total**	**Corporate**	**Municipal**	**Total**
Balance as of beginning of period	$ —	$ 1	$ —	$ 1	$ 23	$ 23	$ —	$ —	$ —
Credit losses on fixed maturities where an allowance was not previously recorded	7	10	3	20	2	2	36	3	39
Reduction due to sales	—	(3)	(1)	(4)	(18)	(18)	(4)	(3)	(7)
Reduction due to intent to sell	—	—	(3)	(3)	—	—	—	—	—
Net increases (decreases) on fixed maturities where an allowance was previously recorded	3	(3)	1	1	(6)	(6)	(9)	—	(9)
Write-offs charged against the allowance	—	(3)	—	(3)	—	—	—	—	—
Balance as of end of period	**$ 10**	**$ 2**	**$ —**	**$ 12**	**$ 1**	**$ 1**	**$ 23**	**$ —**	**$ 23**

Fixed Maturities, AFS

Fixed Maturities, AFS, by Type

	December 31, 2022					December 31, 2021				
	Amortized Cost	**ACL**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**	**Amortized Cost**	**ACL**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
ABS	$ 2,016	$ —	$ —	$ (75)	$ 1,941	$ 1,125	$ —	$ 13	$ (3)	$ 1,135
CLO	3,040	—	3	(102)	2,941	3,019	—	8	(2)	3,025
CMBS	3,715	(10)	21	(358)	3,368	3,955	—	179	(15)	4,119
Corporate	16,794	(2)	33	(1,592)	15,233	17,744	(1)	1,038	(74)	18,707
Foreign govt./govt. agencies	596	—	—	(49)	547	883	—	33	(6)	910
Municipal	6,718	—	93	(515)	6,296	7,473	—	787	(3)	8,257
RMBS	4,214	—	2	(508)	3,708	3,610	—	60	(27)	3,643
U.S. Treasuries	2,440	—	—	(243)	2,197	2,979	—	86	(14)	3,051
Total fixed maturities, AFS	**$ 39,533**	**$ (12)**	**$ 152**	**$ (3,442)**	**$ 36,231**	**$ 40,788**	**$ (1)**	**$ 2,204**	**$ (144)**	**$ 42,847**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fixed Maturities, AFS, by Contractual Maturity Year

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	$ 1,417	$ 1,396	$ 1,400	$ 1,419
Over one year through five years	8,340	7,930	8,615	8,894
Over five years through ten years	7,259	6,485	8,303	8,633
Over ten years	9,532	8,462	10,761	11,979
Subtotal	26,548	24,273	29,079	30,925
Mortgage-backed and asset-backed securities	12,985	11,958	11,709	11,922
Total fixed maturities, AFS	**$ 39,533**	**$ 36,231**	**$ 40,788**	**$ 42,847**

Estimated maturities may differ from contractual maturities due to call or prepayment provisions. Due to the potential for variability in payment speeds (i.e., prepayments or extensions), mortgage-backed and asset-backed securities are not categorized by contractual maturity.

Concentration of Credit Risk

The Company aims to maintain a diversified investment portfolio including issuer, sector and geographic stratification, where applicable, and has established certain exposure limits, diversification standards and review procedures to mitigate credit risk. The Company had no investment exposure to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity as of December 31, 2022 or December 31, 2021, other than U.S. government securities and certain U.S. government agencies.

As of December 31, 2022, other than U.S. government securities and certain U.S. government agencies, the Company's three largest exposures by issuer were the Toronto Dominion Bank, Morgan Stanley, and the Mitsubishi UFJ Financial Group each of which comprised less than 1% of total invested assets. As of December 31, 2021, other than U.S. government securities and certain U.S. government agencies, the Company's three largest exposures by issuer were the Government of Canada, Apple Inc., and the IBM Corporation each of which comprised less than 1% of total invested assets. The Company's three largest exposures by sector as of December 31, 2022, were the municipal sector, the financial services sector, and the RMBS sector which comprised approximately 12%, 9%, and 7%, respectively, of total invested assets. The Company's three largest exposures by sector as of December 31, 2021, were the municipal sector, the financial services sector, and CMBS sector which comprised approximately 14%, 8%, and 7%, respectively, of total invested assets.

Unrealized Losses on Fixed Maturities, AFS

Unrealized Loss Aging for Fixed Maturities, AFS by Type and Length of Time as of December 31, 2022

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
ABS	$ 1,577	$ (50)	$ 281	$ (25)	$ 1,858	$ (75)
CLO	1,490	(48)	1,378	(54)	2,868	(102)
CMBS	2,560	(270)	521	(88)	3,081	(358)
Corporate	11,157	(1,071)	2,575	(521)	13,732	(1,592)
Foreign govt./govt. agencies	308	(26)	224	(23)	532	(49)
Municipal	4,270	(461)	228	(54)	4,498	(515)
RMBS	2,311	(249)	1,250	(259)	3,561	(508)
U.S. Treasuries	1,554	(145)	633	(98)	2,187	(243)
Total fixed maturities, AFS in an unrealized loss position	**$ 25,227**	**$ (2,320)**	**$ 7,090**	**$ (1,122)**	**$ 32,317**	**$ (3,442)**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unrealized Loss Aging for Fixed Maturities, AFS by Type and Length of Time as of December 31, 2021

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
ABS	$ 396	$ (3)	$ —	$ —	$ 396	$ (3)
CLO	1,434	(2)	147	—	1,581	(2)
CMBS	594	(7)	82	(8)	676	(15)
Corporate	3,698	(65)	234	(9)	3,932	(74)
Foreign govt./govt. agencies	340	(5)	16	(1)	356	(6)
Municipal	301	(3)	12	—	313	(3)
RMBS	1,869	(23)	94	(4)	1,963	(27)
U.S. Treasuries	2,301	(13)	23	(1)	2,324	(14)
Total fixed maturities, AFS in an unrealized loss position	$ 10,933	$ (121)	$ 608	$ (23)	$ 11,541	$ (144)

As of December 31, 2022, fixed maturities, AFS in an unrealized loss position consisted of 4,936 instruments and were primarily depressed due to higher interest rates and/or wider credit spreads since the purchase date. As of December 31, 2022, 91% of these fixed maturities were depressed less than 20% of cost or amortized cost. The increase in unrealized losses during 2022, was primarily attributable to higher interest rates and wider credit spreads.

Most of the fixed maturities depressed for twelve months or more relate to the corporate sector and RMBS which were primarily depressed because current rates are higher and/or market spreads are wider than at the respective purchase dates. Additionally, certain corporate fixed maturities were also depressed because of their variable-rate coupons and long-dated maturities. The Company neither has an intention to sell nor does it expect to be required to sell the fixed maturities outlined in the preceding discussion. The decision to record credit losses on fixed maturities, AFS in the form of an ACL requires us to make qualitative and quantitative estimates of expected future cash flows.

Mortgage Loans

ACL on Mortgage Loans

The Company reviews mortgage loans on a quarterly basis to estimate the ACL with changes in the ACL recorded in net realized gains and losses. Apart from an ACL recorded on individual mortgage loans where the borrower is experiencing financial difficulties, the Company records an ACL on the pool of mortgage loans based on lifetime expected credit losses. The Company utilizes a third-party forecasting model to estimate lifetime expected credit losses at a loan level under multiple economic scenarios. The scenarios use macroeconomic data provided by an internationally recognized economics firm that generates forecasts of varying economic factors such as GDP growth, unemployment and interest rates. The economic scenarios are projected over 10 years. The first two to four years of the 10-year period assume a specific modeled economic scenario (including moderate upside, moderate recession and severe recession scenarios) and then revert to historical long-term assumptions over the remaining period. Using these economic scenarios, the forecasting model projects property-specific operating income and capitalization rates used to estimate the value of a future operating income stream. The operating income and the property valuations derived from capitalization rates are compared to loan payment and principal

amounts to create debt service coverage ratios ("DSCRs") and LTVs over the forecast period. The Company's process also considers qualitative factors. The model overlays historical data about mortgage loan performance based on DSCRs and LTVs and projects the probability of default, amount of loss given a default and resulting expected loss through maturity for each loan under each economic scenario. Economic scenarios are probability-weighted based on a statistical analysis of the forecasted economic factors and qualitative analysis. The Company records the change in the ACL on mortgage loans based on the weighted-average expected credit losses across the selected economic scenarios.

When a borrower is experiencing financial difficulty, including when foreclosure is probable, the Company measures an ACL on individual mortgage loans. The ACL is established for any shortfall between the amortized cost of the loan and the fair value of the collateral less costs to sell. Estimates of collectibility from an individual borrower require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates. In addition, cash flow projections may change based upon new information about the borrower's ability to pay and/or the value of underlying collateral such as changes in projected property value estimates. As of December 31, 2022, the Company did not have any mortgage loans for which an ACL was established on an individual basis.

There were no mortgage loans held-for-sale as of December 31, 2022 or December 31, 2021. In addition, as of December 31, 2022 and December 31, 2021, the Company had no mortgage loans that have had extensions or restructurings other than what is allowable under the original terms of the contract.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

ACL on Mortgage Loans

	For the years ended December 31,		
	2022	2021	2020
ACL as of beginning of period	$ 29	$ 38	$ —
Cumulative effect of accounting changes [1]			19
Adjusted beginning ACL	29	38	19
Current period provision (release)	7	(9)	19
ACL as of December 31,	$ 36	$ 29	$ 38

[1]Represents the adjustment to the ACL recorded on adoption of accounting guidance for credit losses on January 1, 2020. For further information refer to Note 1 - Basis of Presentation and Significant Accounting Policies.

The increase in the allowance for the 2022 period was primarily attributable to the deteriorating economic conditions and the potential impact on real estate property valuations and, to a lesser extent, net additions of new loans. During 2021, the Company decreased the estimate of the ACL in response improved economic scenarios, including improved GDP growth and unemployment, and higher property valuations. During 2020, the Company increased the estimate of the ACL in response to significant economic stress experienced as a result of the COVID-19 pandemic.

The weighted-average LTV ratio of the Company's mortgage loan portfolio was 52% as of December 31, 2022, while the weighted-average LTV ratio at origination of these loans was 59%. LTV ratios compare the loan amount to the value of the underlying property collateralizing the loan with property values based on appraisals updated no less than annually. Factors considered in estimating property values include, among other things, actual and expected property cash flows, geographic market data and the ratio of the property's net operating income to its value. DSCR compares a property's net operating income to the borrower's principal and interest payments and are updated no less than annually through reviews of underlying properties.

Mortgage Loans LTV & DSCR by Origination Year as of December 31, 2022

	2022		2021		2020		2019		2018		2017 & Prior		Total	
Loan-to-value	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost [1]	Avg. DSCR
Greater than 80%	$ —	—x	$ —	—x	$ —	—x	$ —	—x	$ —	—x	$ 23	1.40x	$ 23	1.40x
65% - 80%	16	2.02x	59	2.61x	43	2.78x	100	1.95x	108	1.11x	117	1.91x	443	1.91x
Less than 65%	839	2.43x	1,475	2.79x	663	3.02x	680	2.77x	437	2.21x	1,476	2.54x	5,570	2.65x
Total mortgage loans	$ 855	2.42x	$ 1,534	2.78x	$ 706	3.01x	$ 780	2.66x	$ 545	1.99x	$ 1,616	2.48x	$ 6,036	2.59x

[1]Amortized cost of mortgage loans excludes ACL of $36.

Mortgage Loans LTV & DSCR by Origination Year as of December 31, 2021

	2021		2020		2019		2018		2017		2016 & Prior		Total	
Loan-to-value	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost	Avg. DSCR	Amortized Cost [1]	Avg. DSCR
65% - 80%	$ 7	2.37x	$ 50	2.63x	$ 91	1.57x	$ 100	1.00x	$ 45	1.37x	$ 97	1.80x	$ 390	1.61x
Less than 65%	1,481	2.70x	645	2.78x	722	2.78x	472	2.23x	417	1.91x	1,285	2.45x	5,022	2.55x
Total mortgage loans	$ 1,488	2.70x	$ 695	2.77x	$ 813	2.64x	$ 572	2.02x	$ 462	1.86x	$ 1,382	2.41x	$ 5,412	2.48x

[1]Amortized cost of mortgage loans excludes ACL of $29.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Mortgage Loans by Region

	December 31, 2022		December 31, 2021	
	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
East North Central	$ 317	5.3 %	$ 284	5.2 %
Middle Atlantic	316	5.2 %	303	5.6 %
Mountain	707	11.7 %	450	8.3 %
New England	395	6.5 %	393	7.3 %
Pacific	1,299	21.5 %	1,245	23.0 %
South Atlantic	1,670	27.7 %	1,556	28.8 %
West North Central	105	1.7 %	85	1.6 %
West South Central	421	7.0 %	424	7.8 %
Other [1]	806	13.4 %	672	12.4 %
Total mortgage loans	**6,036**	**100.0 %**	**5,412**	**100.0 %**
ACL	(36)		(29)	
Total mortgage loans, net of ACL	**$ 6,000**		**$ 5,383**	

[1]Primarily represents loans collateralized by multiple properties in various regions.

Mortgage Loans by Property Type

	December 31, 2022		December 31, 2021	
	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
Commercial				
Industrial	$ 2,217	36.7 %	$ 1,931	35.7 %
Multifamily	2,247	37.2 %	1,833	33.9 %
Office	585	9.7 %	627	11.6 %
Retail [1]	947	15.7 %	951	17.6 %
Single Family	—	— %	30	0.5 %
Other	40	0.7 %	40	0.7 %
Total mortgage loans	**6,036**	**100.0 %**	**5,412**	**100.0 %**
ACL	(36)		(29)	
Total mortgage loans, net of ACL	**$ 6,000**		**$ 5,383**	

[1]Primarily comprised of grocery-anchored retail centers, with no exposure to regional shopping malls.

Past-Due Mortgage Loans

Mortgage loans are considered past due if a payment of principal or interest is not received according to the contractual terms of the loan agreement, which typically includes a grace period. As of December 31, 2022 and December 31, 2021, the Company held no mortgage loans considered past due.

Mortgage Servicing

The Company originates, sells, and services commercial mortgage loans on behalf of third parties and recognizes servicing fee income over the period that services are performed. As of December 31, 2022, under this program, the Company serviced mortgage loans with a total outstanding principal of $9.3 billion, of which $4.4 billion was serviced on behalf of third parties and $4.9 billion was retained and reported in total investments on the Company's Consolidated Balance Sheets. As of December 31, 2021, the Company serviced mortgage loans with a total outstanding principal balance of $8.2 billion, of which $3.9 billion was serviced on behalf of third parties and $4.3 billion was retained and reported in total investments on the Company's Consolidated Balance Sheets. Servicing rights are carried at the lower of cost or fair value and were $0 as of December 31, 2022 and December 31, 2021, because servicing fees were market-level fees at origination and remain adequate to compensate the Company for servicing the loans.

Variable Interest Entities

The Company is engaged with various special purpose entities and other entities that are deemed to be VIEs primarily as an investor through normal investment activities but also as an investment manager.

A VIE is an entity that either has investors that lack certain essential characteristics of a controlling financial interest, such as simple majority kick-out rights, or lacks sufficient funds to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and therefore is the primary beneficiary. The Company is deemed to have a controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on the Company's assessment, if it determines it is the primary beneficiary, the Company consolidates the VIE in the Company's Consolidated Financial Statements.

Consolidated VIEs

As of December 31, 2022 and 2021, the Company did not hold any securities for which it is the primary beneficiary.

Non-Consolidated VIEs

The Company, through normal investment activities, makes passive investments in limited partnerships and other alternative investments. For these non-consolidated VIEs, the Company has determined it is not the primary beneficiary as it has no ability to direct activities that could significantly affect the economic performance of the investments. The Company's maximum exposure to loss as of December 31, 2022 and 2021 is limited to the total carrying value of $2.6 billion and $1.9 billion, respectively, which are a portion of the investments in limited partnerships and other alternative investments in the Company's Consolidated Balance Sheets that are primarily recorded using the equity method of accounting. As of December 31, 2022 and 2021, the Company has outstanding commitments totaling $1.8 billion and $1.4 billion, respectively, whereby the Company is committed to fund these investments and may be called by the partnership during the commitment period to fund the purchase of new investments and partnership expenses. These investments are generally of a passive nature in that the Company does not take an active role in management.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In addition, the Company makes passive investments in structured securities issued by VIEs for which the Company is not the manager. These investments are included in ABS, CLO, CMBS, and RMBS and are reported in fixed maturities, AFS, and fixed maturities, FVO, on the Company's Consolidated Balance Sheets. The Company has not provided financial or other support with respect to these investments other than its original investment. For these investments, the Company determined it is not the primary beneficiary due to the relative size of the Company's investment in comparison to the principal amount of the structured securities issued by the VIEs, the Company's inability to direct the activities that most significantly impact the economic performance of the VIEs, and, where applicable, the level of credit subordination which reduces the Company's obligation to absorb losses or right to receive benefits. The Company's maximum exposure to loss on these investments is limited to the amount of the Company's investment.

Reverse Repurchase Agreements, Other Collateral Transactions and Restricted Investments

Reverse Repurchase Agreements

From time to time, the Company enters into reverse repurchase agreements where the Company purchases securities and simultaneously agrees to resell the same or substantially the same securities. The maturity of these transactions is generally within one year. The agreements require additional collateral to be transferred to the Company under specified conditions and the Company has the right to sell or re-pledge the securities received. The Company accounts for reverse repurchase agreements as collateralized financing. As of December 31, 2022 and December 31, 2021, the Company reported $41 and $30, respectively, within short-term investments on the Consolidated Balance Sheets representing a receivable for the amount of cash transferred to purchase the securities.

Other Collateral Transactions

As of December 31, 2022 and December 31, 2021, the Company pledged collateral of $7 and $9, respectively, of U.S. government securities or cash primarily related to certain bank loan participations committed to through a limited partnership agreement.

For disclosure of collateral in support of derivative transactions, refer to the Derivative Collateral Arrangements section in Note 6 - Derivatives of Notes to Consolidated Financial Statements.

Other Restricted Investments

The Company is required by law to deposit securities with government agencies in certain states in which it conducts business. In addition, the Company is required to hold fixed maturities and short-term investments in trust for the benefit of syndicate policyholders, hold fixed maturities in a Lloyd's of London ("Lloyd's") trust account to provide a portion of the required capital, and maintain other investments primarily consisting of overseas deposits in various countries with Lloyd's to support underwriting activities in those countries. Lloyd's is an insurance market-place operating worldwide. Lloyd's does not underwrite risks. The Company accepts risks as the sole

member of Lloyd's Syndicate 1221 ("Lloyd's Syndicate").

The following table presents the components of the Company's exposure to other restricted investments.

	December 31, 2022	December 31, 2021
	Fair Value	Fair Value
Securities on deposit with government agencies	$ 2,189	$ 2,376
Fixed maturities in trust for benefit of Lloyd's Syndicate policyholders	718	712
Short-term investments in trust for benefit of Lloyd's Syndicate policyholders	8	7
Fixed maturities in Lloyd's trust account	161	160
Other investments	62	65
Total Other Restricted Investments	**$ 3,138**	**$ 3,320**

Equity Method Investments

The majority of the Company's investments in limited partnerships and other alternative investments, including hedge funds, real estate joint ventures and funds, and private equity funds (collectively, "limited partnerships"), are accounted for under the equity method of accounting. The remainder of investments in limited partnerships and other alternative investments consists of investments in insurer-owned life insurance accounted for at cash surrender value. Prior to June 30, 2021, the Company also had a retained 9.7% investment in Hopmeadow Holdings LP, the legal entity that acquired Talcott Resolution in May 2018 (collectively referred to as "Talcott Resolution"), which was accounted for under the equity method of accounting and was reported in other assets on the Company's Consolidated Balance Sheets. On June 30, 2021, the Company sold its 9.7% ownership interest in Talcott Resolution and received a total $217 in connection with the sale, resulting in a realized gain on sale of $46 before tax during 2021.

The Company recognized total equity method income of $533, $630, and $244 for the years ended December 31, 2022, 2021 and 2020, respectively. Equity method income is reported in net investment income, except amounts related to strategic investments classified in other assets which are reported in other revenues. For investments accounted for under the equity method, the Company's maximum exposure to loss as of December 31, 2022 is limited to the total carrying value of $3.7 billion. In addition, the Company has outstanding commitments totaling $2.1 billion to fund limited partnership investments as of December 31, 2022. The Company's investments accounted for under the equity method are generally of a passive nature in that the Company does not take an active role in the management.

In 2022, aggregate investment income from investments accounted for under the equity method exceeded 10% of the Company's before tax consolidated net income (loss). Accordingly, the Company is disclosing aggregated, summarized financial data for the Company's investments accounted for under the equity method based on the most recently available information. This aggregated, summarized financial data does not represent the Company's proportionate share of investees' assets or earnings. Aggregate total assets of the investees totaled $289.9 billion and $249.8 billion as of

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2022 and 2021, respectively. Aggregate total liabilities of the investees totaled $46.8 billion and $41.0 billion as of December 31, 2022 and 2021, respectively. Aggregate net investment income of the investees totaled $1.6 billion, $2.1 billion, and $954 for the periods ended December 31, 2022, 2021 and 2020, respectively. Aggregate net income excluding net investment income of the investees totaled $11.9 billion, $46.7 billion and $7.4 billion for the periods ended December 31, 2022, 2021 and 2020, respectively. As of, and for the period ended, December 31, 2022, the aggregated summarized financial data reflects the latest available financial information.

6. DERIVATIVES

The Company utilizes a variety of OTC, OTC-cleared and exchange traded derivative instruments as a part of its overall risk management strategy as well as to enter into replication transactions or income generation covered call transactions. Derivative instruments are used to manage risk associated with interest rate, equity market, commodity market, credit spread, issuer default, price, and currency exchange rate or volatility. Replication transactions are used as an economical means to synthetically replicate the characteristics and performance of assets that are permissible investments under the Company's investment policies.

Strategies that Qualify for Hedge Accounting

Some of the Company's derivatives satisfy hedge accounting requirements as outlined in Note 1 - Basis of Presentation and Significant Accounting Policies. Typically, these hedging instruments include interest rate swaps and, to a lesser extent, foreign currency swaps where the terms or expected cash flows of the hedged item closely match the terms of the swap. The interest rate swaps are typically used to manage interest rate duration of certain fixed maturity securities or debt instruments issued.

Cash Flow Hedges
Interest rate swaps are predominantly used to manage portfolio duration and better match cash receipts from assets with cash disbursements required to fund liabilities. These derivatives primarily convert interest receipts on variable-rate fixed maturity securities to fixed rates. The Company has also entered into interest rate swaps to convert the variable interest payments on 3 month LIBOR + 2.125% junior subordinated debt to fixed interest payments. For further information, see the Junior Subordinated Debentures section within Note 13 - Debt.

Foreign currency swaps are used to convert foreign currency-denominated cash flows related to certain investment receipts to U.S. dollars in order to reduce cash flow fluctuations due to changes in currency rates.

The Company also previously entered into forward starting swap agreements to hedge the interest rate exposure related to the future purchase of fixed-rate securities, primarily to hedge interest rate risk inherent in the assumptions used to price certain group benefits liabilities.

Non-qualifying Strategies

Derivative relationships that do not qualify for hedge accounting ("non-qualifying strategies") primarily include hedges of interest rate, foreign currency, equity, and commodity risk of certain fixed maturities and equities. In addition, hedging and replication strategies that utilize credit default swaps do not qualify for hedge accounting. The non-qualifying strategies include:

Credit Contracts
Credit default swaps are used to purchase credit protection on an individual entity or referenced index to economically hedge against default risk and credit-related changes in the value of fixed maturity securities. Credit default swaps are also used to assume credit risk related to an individual entity or referenced index as a part of replication transactions. These contracts require the Company to pay or receive a periodic fee in exchange for compensation from the counterparty or the Company should the referenced security issuers experience a credit event, as defined in the contract. The Company also enters into credit default swaps to terminate existing credit default swaps, thereby offsetting the changes in value of the original swap going forward.

Interest Rate Swaps, Swaptions and Futures
The Company uses interest rate swaps and futures to manage interest rate duration between assets and liabilities. In addition, the Company enters into interest rate swaps to terminate existing swaps, thereby offsetting the changes in value of the original swap going forward. As of December 31, 2022 and December 31, 2021, the notional amount of interest rate swaps in offsetting relationships was $6.6 billion and $7.2 billion, respectively.

Foreign Currency Swaps and Forwards
The Company enters into foreign currency swaps to convert the foreign currency exposures of certain foreign currency-denominated fixed maturity investments to U.S. dollars.

Equity Index Options
The Company may enter into equity index options to hedge the impact of a decline in the equity markets on the investment portfolio. The Company has also previously entered into covered call options on equity securities to generate additional return.

Commodity Options
During the first quarter of 2022, the Company paid $10 to purchase call option contracts on oil futures in order to partially offset potential changes in value related to certain fixed maturity securities that could arise if oil prices increased substantially. The option contracts were either terminated or were closed by entering into offsetting positions during the first quarter of 2022, resulting in a realized gain of $14.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Derivative Balance Sheet Classification

For reporting purposes, the Company has elected to offset within assets or liabilities based upon the net of the fair value amounts, income accruals, and related cash collateral receivables and payables of OTC derivative instruments executed in a legal entity and with the same counterparty under a master netting agreement, which provides the Company with the legal right of offset. The following fair value amounts do not include income

accruals or related cash collateral receivables and payables, which are netted with derivative fair value amounts to determine balance sheet presentation. The Company's derivative instruments are held for risk management purposes, unless otherwise noted in the following table. The notional amount of derivative contracts represents the basis upon which pay or receive amounts are calculated and is presented in the table to quantify the volume of the Company's derivative activity. Notional amounts are not necessarily reflective of credit risk.

Derivative Balance Sheet Presentation

	Net Derivatives				Asset Derivatives		Liability Derivatives	
	Notional Amount		Fair Value		Fair Value		Fair Value	
Hedge Designation/ Derivative Type	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
Cash flow hedges								
Interest rate swaps	$ 2,155	$ 2,340	$ —	$ —	$ —	$ —	$ —	$ —
Foreign currency swaps	568	437	53	6	57	11	(4)	(5)
Total cash flow hedges	**2,723**	**2,777**	**53**	**6**	**57**	**11**	**(4)**	**(5)**
Non-qualifying strategies								
Interest rate contracts								
Interest rate swaps and futures	7,245	7,567	(6)	(46)	2	3	(8)	(49)
Foreign exchange contracts								
Foreign currency swaps and forwards	569	558	—	—	—	—	—	—
Credit contracts								
Credit derivatives that purchase credit protection	11	112	—	(2)	—	—	—	(2)
Credit derivatives in offsetting positions	207	210	—	—	3	3	(3)	(3)
Total non-qualifying strategies	**8,032**	**8,447**	**(6)**	**(48)**	**5**	**6**	**(11)**	**(54)**
Total cash flow hedges and non-qualifying strategies	**$ 10,755**	**$ 11,224**	**$ 47**	**$ (42)**	**$ 62**	**$ 17**	**$ (15)**	**$ (59)**
Balance Sheet Location								
Fixed maturities, available-for-sale	$ 569	$ 413	$ —	$ —	$ —	$ —	$ —	$ —
Other investments	9,108	1,452	34	7	38	10	(4)	(3)
Other liabilities	1,078	9,359	13	(49)	24	7	(11)	(56)
Total derivatives	**$ 10,755**	**$ 11,224**	**$ 47**	**$ (42)**	**$ 62**	**$ 17**	**$ (15)**	**$ (59)**

.

Offsetting of Derivative Assets/ Liabilities

The following tables present the gross fair value amounts, the amounts offset, and net position of derivative instruments eligible for offset in the Company's Consolidated Balance Sheets. Offsetting amounts include fair value amounts, income accruals and related cash collateral receivables and payables associated with derivative instruments that are traded under a common master netting agreement, as described in the preceding discussion. Also included in the tables are financial collateral receivables and payables, which are contractually permitted to be offset upon an event of default, although are disallowed for offsetting under U.S. GAAP.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Offsetting Derivative Assets and Liabilities

	(i)	(ii)	(iii) = (i) - (ii)		(iv)	(v) = (iii) - (iv)
			Net Amounts Presented in the Statement of Financial Position		Collateral Disallowed for Offset in the Statement of Financial Position	
	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Statement of Financial Position	Derivative Assets [1] (Liabilities) [2]	Accrued Interest and Cash Collateral (Received) [3] Pledged [2]	Financial Collateral (Received) Pledged [4]	Net Amount
As of December 31, 2022						
Other investments	$ 62	$ 60	$ 34	$ (32)	$ —	$ 2
Other liabilities	$ (15)	$ (7)	$ 13	$ (21)	$ (7)	$ (1)
As of December 31, 2021						
Other investments	$ 17	$ 13	$ 7	$ (3)	$ 4	$ —
Other liabilities	$ (59)	$ (10)	$ (49)	$ —	$ (47)	$ (2)

[1]Included in other investments in the Company's Consolidated Balance Sheets.
[2]Included in other liabilities in the Company's Consolidated Balance Sheets and is limited to the net derivative payable associated with each counterparty.
[3]Included in other investments in the Company's Consolidated Balance Sheets and is limited to the net derivative receivable associated with each counterparty.
[4]Excludes collateral associated with exchange-traded derivative instruments.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Gain (Loss) Recognized in OCI

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest rate swaps	$ —	$ 4	$ 38
Foreign currency swaps	56	24	(8)
Total	$ 56	$ 28	$ 30

Gain (Loss) Reclassified from AOCI into Income

	Year Ended December 31,								
	2022			**2021**			**2020**		
	Net Realized Gain/ (Loss)	Net Investment Income	Interest Expense	Net Realized Gain/ (Loss)	Net Investment Income	Interest Expense	Net Realized Gain/ (Loss)	Net Investment Income	Interest Expense
Interest rate swaps	$ —	$ 6	$ (2)	$ —	$ 41	$ (10)	$ —	$ 29	$ (7)
Foreign currency swaps	—	9	—	—	5	—	(1)	5	—
Total	$ —	$ 15	$ (2)	$ —	$ 46	$ (10)	$ (1)	$ 34	$ (7)
Total amounts presented on the Consolidated Statement of Operations	$ (627)	$ 2,177	$ 213	$ 509	$ 2,313	$ 234	$ (14)	$ 1,846	$ 236

As of December 31, 2022, the before tax deferred net gains on derivative instruments recorded in AOCI that are expected to be reclassified to earnings during the next twelve months are $3. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities and long-term debt that will occur over the next twelve months. Over that time, the Company will recognize the deferred net gains (losses) as an adjustment to net investment income or interest expense, as applicable, over the term of the hedged instrument cash flows.

During the years ended December 31, 2022, 2021, and 2020, the Company had no net reclassifications from AOCI to earnings resulting from the discontinuance of cash-flow hedges due to forecasted transactions that were no longer probable of occurring.

Non-qualifying Strategies

For non-qualifying strategies, including embedded derivatives that are required to be bifurcated from their host contracts and accounted for as derivatives, the gain or loss on the derivative is recognized currently in earnings within net realized gains (losses).

Non-Qualifying Strategies Recognized within Net Realized Gains (Losses)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Foreign exchange contracts			
Foreign currency swaps and forwards	$ 5	$ 2	$ 3
Interest rate contracts			
Interest rate swaps, swaptions and futures	25	3	21
Credit contracts			
Credit derivatives that purchase credit protection	4	—	2
Credit derivatives that assume credit risk	—	7	2
Equity contracts			
Equity options	(2)	—	76
Commodity contracts			
Commodity options	14	—	—
Total [1]	$ 46	$ 12	$ 104

[1]Excludes investments that contain an embedded credit derivative for which the Company has elected the fair value option. For further discussion, see the Fair Value Option section in Note 4 - Fair Value Measurements.

Credit Risk Assumed through Credit Derivatives

The Company enters into credit default swaps that assume credit risk of a single entity or referenced index in order to synthetically replicate investment transactions that are permissible under the Company's investment policies. The Company will receive periodic payments based on an agreed upon rate and notional amount and will only make a payment if there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less the value of the referenced security issuer's debt obligation after the occurrence of the credit event. A credit event is generally defined as a default on contractually obligated interest or principal payments or bankruptcy of the referenced entity. The credit default swaps in which the Company assumes credit risk primarily reference investment grade single corporate issuers and baskets, which include standard diversified portfolios of CMBS issuers.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Credit Risk Assumed Derivatives by Type

	Notional Amount [2]	Fair Value	Weighted Average Years to Maturity	Underlying Referenced Credit Obligation(s) [1] Type	Average Credit Rating	Offsetting Notional Amount [3]	Offsetting Fair Value [3]
As of December 31, 2022							
Basket credit default swaps [4]							
Investment grade risk exposure	$ 100	$ (1)	6 years	CMBS Credit	AAA	$ 100	$ 1
Below investment grade risk exposure	3	(2)	Less than 1 year	CMBS Credit	B-	3	2
Total	$ 103	$ (3)				$ 103	$ 3
As of December 31, 2021							
Basket credit default swaps [4]							
Investment grade risk exposure	$ 101	$ —	6 years	CMBS Credit	AAA	$ 101	$ —
Below investment grade risk exposure	4	(2)	Less than 1 year	CMBS Credit	CCC	4	2
Total [5]	$ 105	$ (2)				$ 105	$ 2

[1] The average credit ratings are based on availability and are generally the midpoint of the available ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

[2] Notional amount is equal to the maximum potential future loss amount. These derivatives are governed by agreements and applicable law which include collateral posting requirements. There is no additional specific collateral related to these contracts or recourse provisions included in the contracts to offset losses.

[3] The Company has entered into offsetting credit default swaps to terminate certain existing credit default swaps, thereby offsetting the future changes in value of, or losses paid related to, the original swap.

[4] Comprised of swaps of standard market indices of diversified portfolios of CMBS issuers referenced through credit default swaps. These swaps are subsequently valued based upon the observable standard market index.

[5] Excludes investments that contain an embedded credit derivative for which the Company has elected the fair value option. For further discussion, see the Fair Value Option section in Note 4 - Fair Value Measurements.

Derivative Collateral Arrangements

The Company enters into various collateral arrangements in connection with its derivative instruments, which require both the pledging and accepting of collateral. As of December 31, 2022 and 2021, the Company has pledged cash collateral associated with derivative instruments of less than $1 and $2, respectively. In general, collateral receivable is recorded in other assets or other liabilities on the Company's Consolidated Balance Sheets as determined by the Company's election to offset on the balance sheet. As of December 31, 2022 and 2021, the Company pledged securities collateral associated with derivative instruments with a fair value of $8 and $48, respectively, which have been included in fixed maturities on the Consolidated Balance Sheets. The counterparties have the right to sell or re-pledge these securities.

In addition, as of December 31, 2022 and 2021, the Company has pledged initial margin of cash related to OTC-cleared and exchange traded derivatives with a fair value of $16 and $12, respectively, which is recorded in other investments or other assets on the Company's Consolidated Balance Sheets. As of December 31, 2022 and 2021, the Company has pledged initial margin of securities related to OTC-cleared and exchange traded derivatives with a fair value of $57 and $82, respectively, which are included within fixed maturities on the Company's Consolidated Balance Sheets.

As of December 31, 2022 and 2021, the Company accepted cash collateral associated with derivative instruments of $56 and $7, respectively, which was invested and recorded in the Consolidated Balance Sheets in fixed maturities and short-term investments with corresponding amounts recorded in other investments or other liabilities as determined by the Company's election to offset on the balance sheet. The Company also accepted securities collateral as of December 31, 2022 and 2021 with a fair value of $1 and $5, respectively, which the Company has the right to repledge or sell. As of December 31, 2022 and 2021, the Company had no repledged securities. In addition, as of December 31, 2022 and 2021, non-cash collateral accepted was held in separate custodial accounts and was not included in the Company's Consolidated Balance Sheets.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. PREMIUMS RECEIVABLE AND AGENTS' BALANCES

Premiums Receivable and Agents' Balances

	As of December 31,	
	2022	**2021**
Premiums receivable, excluding receivables for losses within a deductible and retrospectively-rated policy premiums ("loss sensitive business")	$ 4,698	$ 4,130
Receivables for loss sensitive business, by credit quality:		
AA	106	130
A	38	52
BBB	119	133
BB	56	64
Below BB	41	41
Total receivables for loss sensitive business	**360**	**420**
Total Premiums Receivable and Agents' Balances, Gross	5,058	4,550
ACL	(109)	(105)
Total Premiums Receivable and Agents' Balances, Net of ACL	$ 4,949	$ 4,445

ACL on Premiums Receivable and Agents' Balances

Premiums receivable and agents' balances, excluding receivables for loss sensitive business, are primarily comprised of premiums due from policyholders, which are typically collectible within one year or less. For these balances, the ACL is estimated based on an aging of receivables and recent historical credit loss and collection experience, adjusted for current economic conditions and reasonable and supportable forecasts, when appropriate. Balances are considered past due when amounts that have been billed are not collected within contractually stipulated time periods.

A portion of the Company's Commercial Lines business is written with large deductibles or under retrospectively-rated plans (referred to as "loss sensitive business"). Under some commercial insurance contracts with a large deductible, the Company is obligated to pay the claimant the full amount of the claim and the Company is subsequently reimbursed by the policyholder for the deductible amount. As such, the Company is subject to credit risk until reimbursement is made. Retrospectively-rated policies are utilized primarily for workers' compensation coverage, whereby the ultimate premium is adjusted based on actual losses incurred. Although the premium adjustment feature of a retrospectively-rated policy substantially reduces insurance risk for the Company, it presents credit risk to the Company. The Company's results of operations could be adversely affected if a significant portion of such policyholders failed to reimburse the Company for the deductible amount or the amount of additional premium owed under retrospectively-rated policies. The Company manages these credit risks through credit analysis, collateral requirements, and oversight.

The ACL for receivables for loss sensitive business is estimated as the amount of the receivable exposed to loss multiplied by estimated factors for probability of default and the amount of loss given a default. The probability of default is assigned based on each policyholder's credit rating, or a rating is estimated if no external rating is available. Credit ratings are reviewed and updated at least annually. The exposure amount is estimated net of collateral and other credit enhancement, considering the nature of the collateral, potential future changes in collateral values, and historical loss information for the type of collateral obtained. The probability of default factors are historical corporate defaults for receivables with similar durations estimated through multiple economic cycles. Credit ratings are forward-looking and consider a variety of economic outcomes. The loss given default factors are based on a study of historical recovery rates for general creditors through multiple economic cycles. The Company's evaluation of the required ACL for receivables for loss sensitive business considers the current economic environment as well as the probability-weighted macroeconomic scenarios similar to the approach used for estimating the ACL for mortgage loans. See Note 5 - Investments.

The increase in ACL in 2022 reflected the provision required on premiums written in the year and recoveries, offset by write-offs. During 2021, the ACL on premiums receivable decreased as the provision required on premiums written during the year was more than offset by write-offs and a reduction in the provision, primarily reflecting lessening expected impacts of COVID-19 relative to prior assumptions in certain lines of business. In 2020, an increase in the ACL was due to the increasing impacts of COVID-19.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Rollforward of ACL on Premiums Receivable and Agents' Balances for the Year Ended

	December 31, 2022			December 31, 2021			December 31, 2020		
	Premiums Receivable and Agents' Balances, Excluding Receivables for Loss Sensitive Business	Receivables for Loss Sensitive Business	Total	Premiums Receivable and Agents' Balances, Excluding Receivables for Loss Sensitive Business	Receivables for Loss Sensitive Business	Total	Premiums Receivable and Agents' Balances, Excluding Receivables for Loss Sensitive Business	Receivables for Loss Sensitive Business	Total
Beginning ACL	$ 83	$ 22	$ 105	$ 117	$ 35	$ 152	$ 85	$ 60	$ 145
Cumulative effect of accounting change [1]							(2)	(21)	(23)
Adjusted beginning ACL	83	22	105	117	35	152	83	39	122
Current period provision (release)	48	3	51	17	(13)	4	78	(4)	74
Current period gross write-offs	(56)	(1)	(57)	(59)	—	(59)	(49)	—	(49)
Current period gross recoveries	10	—	10	8	—	8	5	—	5
Ending ACL	$ 85	$ 24	$ 109	$ 83	$ 22	$ 105	$ 117	$ 35	$ 152

[1] Represents the adjustment to the ACL recorded on adoption of accounting guidance for credit losses on January 1, 2020. The adjusted beginning ACL was based on the Company's historical loss information adjusted for current conditions and the forecasted economic environment at the time the guidance was adopted. For further information refer to Note 1 - Basis of Presentation and Significant Accounting Policies.

8. REINSURANCE

The Company cedes insurance risk to reinsurers to enable the Company to manage capital and risk exposure. Such arrangements do not relieve the Company of its primary liability to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company's procedures include carefully selecting its reinsurers, structuring agreements to provide collateral funds where necessary, and regularly monitoring the financial condition and ratings of its reinsurers.

The Company has two adverse development cover ("ADC") reinsurance agreements in place, both of which are accounted for as retroactive reinsurance. One agreement covers substantially all asbestos and environmental ("A&E") reserve development for 2016 and prior accident years ("A&E ADC") up to an aggregate limit of $1.5 billion and the other covered substantially all reserve development of Navigators Insurance Company and certain of its affiliates for 2018 and prior accident years (the Navigators ADC) up to an aggregate limit of $300. As the Company has ceded all of the $300 available limit, there is no remaining limit available as of December 31, 2022 under the Navigators ADC. For more information on ADC agreements, see Note 1 - Basis of Presentation and Significant Accounting Policies, and Note 11 - Reserve for Unpaid Losses and Loss Adjustment Expenses.

Property and Casualty ceded losses, which reduce losses and loss adjustment expenses incurred, were $1,338, $1,243 and $1,156 for the years ended December 31, 2022, 2021 and 2020, respectively.

Group Benefits ceded losses, which reduce losses and loss adjustment expenses incurred, were $81, $85 and $63 for the years ended December 31, 2022, 2021 and 2020, respectively.

Reinsurance Recoverables

Reinsurance recoverables include balances due from reinsurance companies and are presented net of an allowance for uncollectible reinsurance. Reinsurance recoverables include an estimate of the amount of gross losses and loss adjustment expense reserves that may be ceded under the terms of the reinsurance agreements, including incurred but not reported unpaid losses. The Company's estimate of losses and loss adjustment expense reserves ceded to reinsurers is based on assumptions that are consistent with those used in establishing the gross reserves for amounts the Company owes to its claimants. The Company estimates its ceded reinsurance recoverables based on the terms of any applicable facultative and treaty reinsurance, including an estimate of how incurred but not reported losses will ultimately be ceded under reinsurance agreements. Accordingly, the Company's estimate of reinsurance recoverables is subject to similar risks and uncertainties as the estimate of the gross reserve for unpaid losses and loss adjustment expenses.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Reinsurance Recoverables by Credit Quality Indicator

	As of December 31, 2022				As of December 31, 2021			
	Property and Casualty	Group Benefits	Corporate	Total	Property and Casualty	Group Benefits	Corporate	Total
AM Best Financial Strength Rating								
A++	$ 2,094	$ —	$ —	$ 2,094	$ 1,860	$ —	$ —	$ 1,860
A+	2,169	239	261	2,669	1,999	237	275	2,511
A	763	1	—	764	713	—	—	713
A-	79	6	—	85	37	9	—	46
B++	616	—	2	618	639	—	3	642
Below B++	20	—	—	20	20	—	—	20
Total Rated by AM Best	**5,741**	**246**	**263**	**6,250**	**5,268**	**246**	**278**	**5,792**
Mandatory (Assigned) and Voluntary Risk Pools	218	—	—	218	239	—	—	239
Captives	319	—	—	319	331	—	—	331
Other not rated companies	279	5	—	284	255	5	—	260
Gross Reinsurance Recoverables	**6,557**	**251**	**263**	**7,071**	**6,093**	**251**	**278**	**6,622**
Allowance for uncollectible reinsurance	(102)	(1)	(2)	(105)	(96)	(1)	(2)	(99)
Net Reinsurance Recoverables	$ **6,455**	$ **250**	$ **261**	$ **6,966**	$ **5,997**	$ **250**	$ **276**	$ **6,523**

Balances are considered past due when amounts that have been billed are not collected within contractually stipulated time periods, generally 30, 60 or 90 days. To manage reinsurer credit risk, a reinsurance security review committee evaluates the credit standing, financial performance, management and operational quality of each potential reinsurer. In placing reinsurance, the Company considers the nature of the risk reinsured, including the expected liability payout duration, and establishes limits tiered by reinsurer credit rating.

Where its contracts permit, the Company secures future claim obligations with various forms of collateral or other credit enhancement, including irrevocable letters of credit, secured trusts, funds held accounts and group wide offsets. As part of its reinsurance recoverable review, the Company analyzes recent developments in commutation activity between reinsurers and cedants, recent trends in arbitration and litigation outcomes in disputes between cedants and reinsurers and the overall credit quality of the Company's reinsurers.

Due to the inherent uncertainties as to collection and the length of time before reinsurance recoverables become due, it is possible that future adjustments to the Company's reinsurance recoverables, net of the allowance, could be required, which could have a material adverse effect on the Company's consolidated results of operations or cash flows in a particular quarter or annual period.

The allowance for uncollectible reinsurance comprises an ACL and an allowance for disputed balances. The ACL is estimated as the amount of reinsurance recoverables exposed to loss multiplied by estimated factors for the probability of default and the amount of loss given a default. The probability of default is assigned based on each reinsurer's credit rating, or a rating is estimated if no external rating is available. Credit ratings are reviewed on a quarterly basis and any significant changes are reflected in an updated estimate. The probability of default factors are historical insurer and reinsurer defaults for liabilities with similar durations to the reinsured liabilities as estimated through multiple economic cycles. Credit ratings are forward-looking and consider a variety of economic outcomes. The loss given default factors are based on a study of historical recovery rates for general creditors of corporations through multiple economic cycles or, in the case of purchased annuities funding structured settlements accounted for as reinsurance, historical recovery rates for annuity contract holders.

As shown in the table above, a portion of the total gross reinsurance recoverable balance relates to the Company's participation in various mandatory (assigned) and voluntary risk pools. Reinsurance recoverables due from pools are backed by the financial position of all insurance companies participating in the pools and the credit backing the reinsurance recoverable is not limited to the financial strength of each pool. The mandatory pools generally are funded through policy assessments or surcharges and if any participant in the pool defaults, remaining liabilities are apportioned among the other members.

The Company's evaluation of the required ACL for reinsurance recoverables considers the current economic environment as well as macroeconomic scenarios similar to the approach used to estimate the ACL for mortgage loans. See Note 5 - Investments. Insurance companies, including reinsurers, are regulated and hold risk-based capital to mitigate the risk of loss due to economic factors and other risks. Non-U.S. reinsurers are either subject to a capital regime substantively equivalent to domestic insurers or we hold collateral to support collection of reinsurance recoverables. As a result, there is limited history of losses from insurer defaults. There were $0 and $1 in write-offs for the years ended December 31, 2022 and 2021, respectively, that would impact the ACL. The decrease in the ACL in 2021 was primarily due to a higher than expected recovery from one reinsurer on which the Company had recognized an ACL. In 2020, the increase in the ACL includes the increasing impacts of COVID-19.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Allowance for Uncollectible Reinsurance

	As of December 31, 2022				As of December 31, 2021				As of December 31, 2020			
	Property and Casualty	Group Benefits	Corporate	Total	Property and Casualty	Group Benefits	Corporate	Total	Property and Casualty	Group Benefits	Corporate	Total
Beginning allowance for uncollectible reinsurance	$ 96	$ 1	$ 2	$ 99	$ 105	$ 1	$ 2	$108	$ 114	$ —	$ —	$114
Beginning allowance for disputed amounts	54	—	—	54	53	—	—	53	66	—	—	66
Beginning ACL	42	1	2	45	52	1	2	55	48	—	—	48
Cumulative effect of accounting change [1]									—	1	1	2
Adjusted beginning ACL	42	1	2	45	52	1	2	55	48	1	1	50
Current period provision (release)	—	—	—	—	(9)	—	—	(9)	3	—	1	4
Current period gross write-offs	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Current period gross recoveries	—	—	—	—	—	—	—	—	1	—	—	1
Ending ACL	42	1	2	45	42	1	2	45	52	1	2	55
Ending allowance for disputed amounts	60	—	—	60	54	—	—	54	53	—	—	53
Ending allowance for uncollectible reinsurance	$ 102	$ 1	$ 2	$105	$ 96	$ 1	$ 2	$ 99	$ 105	$ 1	$ 2	$108

[1]Represents the adjustment to the ACL recorded on adoption of accounting guidance for credit losses on January 1, 2020. For further information refer to Note 1 - Basis of Presentation and Significant Accounting Policies.

Insurance Revenues

Property and Casualty Insurance Revenue

	For the years ended December 31,		
Premiums Written	2022	2021	2020
Direct	$ 14,891	$ 13,696	$ 12,537
Assumed	718	631	577
Ceded	(1,490)	(1,378)	(1,209)
Net	$ 14,119	$ 12,949	$ 11,905
Premiums Earned			
Direct	$ 14,328	$ 13,204	$ 12,551
Assumed	654	568	540
Ceded	(1,462)	(1,277)	(1,173)
Net	$ 13,520	$ 12,495	$ 11,918

Group Benefits Revenue

	For the years ended December 31,		
	2022	2021	2020
Gross earned premiums, fees and other considerations	$ 5,988	$ 5,663	$ 5,245
Reinsurance assumed	175	128	387
Reinsurance ceded	(106)	(104)	(96)
Net earned premiums, fees and other considerations	$ 6,057	$ 5,687	$ 5,536

For its group benefits products, the Company reinsures certain of its risks to other reinsurers under yearly renewable term and coinsurance arrangements and variations thereto. Yearly renewable term and coinsurance arrangements result in passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less an allowance for commissions and expenses and is liable for a corresponding proportionate amount of all benefit payments.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. DEFERRED POLICY ACQUISITION COSTS

Changes in DAC

	For the years ended December 31,		
	2022	**2021**	**2020**
Balance, beginning of period	$ 881	$ 789	$ 785
Deferred costs	1,947	1,751	1,666
Amortization — DAC	(1,835)	(1,680)	(1,706)
Add back amortization of value of business acquired [1]	9	21	47
DAC transferred to assets held for sale	—	—	(3)
Balance, end of period	$ 1,002	$ 881	$ 789

[1]While the value of in-force contracts acquired from the Navigators Group acquisition is included in other intangible assets, the amortization of that asset is recorded as DAC amortization.

10. GOODWILL & OTHER INTANGIBLE ASSETS

The carrying value of goodwill allocated to reporting segments as of December 31, 2022 and 2021 was as follows:

	Carrying Value
Commercial Lines	$ 659
Personal Lines	119
Hartford Funds	180
Group Benefits	723
Corporate [1]	230
Total	$ 1,911

[1]The Corporate category includes goodwill that was acquired at a holding company level and not pushed down to a subsidiary within a reportable segment. Carrying value of goodwill within Corporate as of December 31, 2022 and 2021 includes $138 and $92 for the Group Benefits and Hartford Funds reporting units, respectively.

The annual goodwill assessment for The Hartford's reporting units was completed as of October 31, 2022 and 2021; all reporting units passed their annual impairment test with a significant margin and as a result there were no write-downs of goodwill.

Other Intangible Assets

	As of December 31, 2022			As of December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets:						
Value of in-force contracts	$ 203	$ (203)	$ —	$ 203	$ (194)	$ 9
Customer relationships	636	(225)	411	636	(177)	459
Marketing agreement with Aetna	16	(6)	10	16	(4)	12
Distribution Agreement	79	(70)	9	79	(68)	11
Distribution and Agency relationships & Other	340	(87)	253	340	(68)	272
Total Finite Life Intangibles	**1,274**	**(591)**	**683**	**1,274**	**(511)**	**763**
Total Indefinite Life Intangible Assets	**95**		**95**	**95**		**95**
Total Other Intangible Assets	$ 1,369	$ (591)	$ 778	$ 1,369	$ (511)	$ 858

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Expected Before Tax Amortization Expense for Acquired Intangibles as of December 31, 2022

	Other Intangible Assets	
2023	$	71
2024	$	71
2025	$	71
2026	$	70
2027	$	68

11. RESERVE FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

PROPERTY & CASUALTY INSURANCE PRODUCT RESERVES, NET OF REINSURANCE

Rollforward of Liabilities for Unpaid Losses and Loss Adjustment Expenses

	For the years ended December 31,		
	2022	**2021**	**2020**
Beginning liabilities for unpaid losses and loss adjustment expenses, gross $	**31,449** $	**29,622** $	**28,261**
Reinsurance and other recoverables	6,081	5,725	5,275
Beginning liabilities for unpaid losses and loss adjustment expenses, net	**25,368**	**23,897**	**22,986**
Provision for unpaid losses and loss adjustment expenses			
Current accident year	8,577	7,911	7,794
Prior accident year development [1]	36	199	(136)
Total provision for unpaid losses and loss adjustment expenses	**8,613**	**8,110**	**7,658**
Change in deferred gain on retroactive reinsurance included in other liabilities [1]	(229)	(246)	(312)
Payments			
Current accident year	(2,424)	(2,276)	(2,214)
Prior accident years	(4,678)	(4,119)	(4,190)
Total payments	**(7,102)**	**(6,395)**	**(6,404)**
Net change in reserves transferred to liabilities held for sale	—	—	(45)
Foreign currency adjustment	(32)	2	14
Ending liabilities for unpaid losses and loss adjustment expenses, net	**26,618**	**25,368**	**23,897**
Reinsurance and other recoverables	6,465	6,081	5,725
Ending liabilities for unpaid losses and loss adjustment expenses, gross $	**33,083** $	**31,449** $	**29,622**

[1]Prior accident year development does not include the benefit of a portion of losses ceded under the Navigators and A&E ADC which, under retroactive reinsurance accounting, is deferred and is recognized over the period the ceded losses are recovered in cash from National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway Inc. For additional information regarding the two adverse development cover reinsurance agreements, refer to Adverse Development Covers discussion below.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Property and Casualty Insurance Products Reserves, Net of Reinsurance, that are Discounted

	For the years ended December 31,		
	2022	**2021**	**2020**
Liability for unpaid losses and loss adjustment expenses, at undiscounted amounts	$ 1,343	$ 1,405	$ 1,334
Amount of discount	347	355	367
Carrying value of liability for unpaid losses and loss adjustment expenses	$ 996	$ 1,050	$ 967
Discount accretion included in losses and loss adjustment expenses	$ 36	$ 36	$ 36
Weighted average discount rate	2.71 %	2.54 %	2.68 %
Range of discount rates	0.83 %- 14.03 %	0.83 % - 14.03 %	0.83 % - 14.03 %

Reserves are discounted at rates in effect at the time claims were incurred, ranging from 0.83% for accident year 2020 to 14.03% for accident year 1981.

The reserves recorded for the Company's property and casualty insurance products at December 31, 2022 represent the Company's best estimate of its ultimate liability for losses and loss adjustment expenses related to losses covered by policies written by the Company. However, because of the significant uncertainties surrounding reserves it is possible that management's estimate of the ultimate liabilities for these claims may change and that the required adjustment to recorded reserves could exceed the currently recorded reserves by an amount that could be material to the Company's results of operations or cash flows.

Losses and loss adjustment expenses are also impacted by trends including frequency and severity as well as changes in the legislative and regulatory environment. In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty in the ultimate settlement of the liabilities gross of reinsurance include inadequate loss development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation, and inconsistent emerging legal doctrines. In the case of the reserves for environmental exposures before reinsurance, factors contributing to the high degree of uncertainty in gross reserves include expanding theories of liabilities and damages, the risks inherent in major litigation, inconsistent decisions concerning the existence and scope of coverage for environmental claims, and uncertainty as to the monetary amount being sought by the claimant from the insured.

(Favorable) Unfavorable Prior Accident Year Development

	For the years ended December 31,		
	2022	**2021**	**2020**
Workers' compensation	$(204)	$(190)	$(110)
Workers' compensation discount accretion	36	35	35
General liability	56	454	237
Marine	2	1	3
Package business	(39)	(91)	(58)
Commercial property	(11)	(26)	(4)
Professional liability	(11)	(2)	(14)
Bond	(32)	(26)	(19)
Assumed reinsurance	19	(6)	(6)
Automobile liability - Commercial Lines	38	9	27
Automobile liability - Personal Lines	(14)	(90)	(61)
Homeowners	(1)	3	7
Net asbestos and environmental reserves	—	—	(2)
Catastrophes	(62)	(154)	(529)
Uncollectible reinsurance	3	(6)	(8)
Other reserve re-estimates, net	27	42	54
Prior accident year development, including full benefit for the ADC cession	**(193)**	**(47)**	**(448)**
Change in deferred gain on retroactive reinsurance included in other liabilities [1]	229	246	312
Total prior accident year development	**$ 36**	**$ 199**	**$(136)**

[1]The change in deferred gain for the years ended December 31, 2022, 2021 and 2020 included $229, $155 and $210, respectively of adverse development on A&E reserves in excess of ceded premium paid and included $0, $91 and $102 respectively, of adverse development on Navigators 2018 and prior accident year reserves ceded to NICO, primarily within professional liability, general liability and marine.

2022 re-estimates of prior accident year reserves

Workers' compensation reserves were decreased for the 2014 through 2018 accident years, predominately within small commercial, and to a lesser extent in middle and large commercial, driven by lower than previously estimated claim

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

severity and, to a lesser extent, a $14 reduction of COVID-19 related claims from 2020.

General liability reserves were increased, driven by an increase in the estimated cost to settle large individual claims in middle and large commercial for the 2016 to 2019 accident years, an increase in excess casualty and environmental in recent accident years, and increases in primary construction on older accident years, partially offset by a decrease in reserves for other mass torts.

Package business reserves decreased due to lower estimated severity and lower estimated loss adjustment expenses for accident years 2018 and prior, and a reduction in property reserves for the 2020 and 2021 accident years.

Commercial property reserves were decreased primarily due to favorable development for the 2020 accident year in middle & large commercial related to COVID-19 claims.

Professional liability reserves were decreased primarily due to favorable development on directors' and officers' claims for the 2018 to 2020 accident years and on errors and omissions claims for the 2013 to 2017 accident years, partially offset by large losses related to 2018 and prior accident years for primary and excess directors' and officers' claims.

Bond reserves were decreased primarily in contract surety due to favorable development on older accident years.

Assumed reinsurance reserves were increased primarily due to higher reserve estimates for syndicate property claims, including higher expected COVID-19 property losses in the 2020 accident year and increased reserves for international agriculture related to drought claims. Also contributing were reserve increases for Latin America P&C and specialty casualty business in recent accident years.

Automobile liability reserves were decreased in Personal Lines principally due to lower estimated severity on AARP Direct claims, primarily within accident years 2015 to 2020 and were increased in Commercial Lines principally due to a higher number of large claims in accident years 2017 to 2019, along with decreasing settlement rates and increasing attorney rep rates.

Catastrophe reserves were decreased in both Commercial and Personal Lines with the largest reduction related to 2019 and 2020 wind and hail events.

Asbestos and environmental reserves were reviewed in fourth quarter 2022 resulting in a $229 increase in reserves before ADC reinsurance, including $162 for asbestos and $67 for environmental. The Company recognized a $229 deferred gain on retroactive reinsurance, representing the amount of losses ceded to the ADC in excess of ceded premium paid. For additional information related to the adverse development cover with NICO, see the Adverse Development Covers section below and Note 14 - Commitments and Contingencies.

Other reserve re-estimates, net, were increased primarily due to an increase in unallocated loss adjustment expense ("ULAE") reserves within P&C Other Operations driven by an increase in gross asbestos and environmental reserves, as well as unfavorable development from participation in involuntary market pools, and increased automobile physical damage severity.

2021 re-estimates of prior accident year reserves

Workers' compensation reserves were decreased within small commercial and middle & large commercial for the 2013 through 2018 accident years driven by lower than previously estimated claim severity.

General liability reserves were increased including an increase for sexual molestation and sexual abuse claims above the amount of reserves previously recorded for this exposure, primarily to reflect an increase in reserves for claims made against the Boy Scouts of America ("BSA") as discussed further below, partially offset by reserve decreases for other mass torts and extra contractual liability claims. In addition, the Company recognized reserve increases on Navigators' wholesale construction business for 2018 and prior accident years, largely included within the change in deferred gain on retroactive reinsurance in the above table.

Package business reserves decreased largely due to lower estimated loss adjustment expenses for accident years 2014 to 2018 and a reduction in estimated reserves for extra contractual liability claims.

Commercial property reserves were decreased primarily due to favorable development for the 2020 accident year in both middle & large commercial and global specialty.

Professional liability reserves were decreased due to lower estimated severity in both large and middle market directors' and officers' ("D&O") insurance for older accident years. More than offsetting this favorable reserve development were reserve increases on legacy Navigators public company directors' and officers' insurance for 2019 and prior accident years, a portion of which is reflected within the change in deferred gain on retroactive reinsurance in the above table.

Bond reserves were reduced mostly due to favorable emergence on contract surety claims driven by higher than previously anticipated recoveries, largely for the 2016 to 2017 accident years.

Automobile liability reserves were decreased in Personal Lines principally due to lower estimated severity on AARP Direct and Agency claims, primarily within accident years 2017 to 2020, and a reduction in estimated reserves for extra contractual liability claims.

Catastrophes reserves were decreased in both Commercial and Personal Lines primarily driven by a reduction in reserves for 2018 and 2019 wind and hail events, lower estimated losses from 2018 and 2020 hurricanes, a reduction in estimated losses from the 2017 and 2018 California wildfires, including an expected recovery of subrogation from a utility related to the 2018 Woolsey wildfire in California, and a reduction in losses relating to the 2020 civil unrest.

Asbestos and environmental reserves were reviewed in fourth quarter 2021 resulting in a $155 increase in reserves before ADC reinsurance, including $106 for asbestos and $49 for environmental. The Company recognized a $155 deferred gain on retroactive reinsurance, representing the amount of losses ceded to the ADC in excess of ceded premium

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

paid. For additional information related to the adverse development cover with NICO, see the Adverse Development Covers section below and Note 14 - Commitments and Contingencies.

Other reserve re-estimates, net, were increased primarily due to an increase in reserves for sexual molestation and sexual abuse claims within P&C Other Operations, principally on assumed reinsurance, as well as an increase in ULAE reserves within P&C Other Operations driven by an increase in gross asbestos and environmental reserves.

2020 re-estimates of prior accident year reserves

Workers' compensation reserves were reduced on national account business within middle & large commercial, driven by lower than previously estimated claim severity for the 2015 and prior accident years, including on captives business, and were reduced in small commercial due to lower than expected claim severity for the 2013 to 2018 accident years.

General liability reserves were increased primarily due to a $254 increase in reserves for sexual molestation and sexual abuse claims related to cases brought against religious and other organizations that were insureds of the Company, partly offset by a decrease in reserves for other mass torts and extra contractual liability claims. The sexual molestation and sexual abuse exposures may involve potentially long latency periods and may implicate coverage in multiple policy periods, which can raise complex coverage issues with significant effects on the ultimate scope of coverage. This increase in reserves reflects an increase in claim incidence largely due to reviver statutes, which is legislation passed in a number of states that provides an opportunity for claimants to file claims for a period of time despite the fact that the original statute of limitations had expired. The reserve increase in 2020 was principally from claims asserted against the Boy Scouts of America ("Boy Scouts").

In addition, general liability reserve increases on construction account business were largely offset by decreases in ULAE reserves. Reserves were increased for guaranteed cost construction business for accident years 2014 to 2019 as incurred losses are developing higher than previously expected for premises and operations claims and product liability claims, partly due to a change in industry mix and a heavier concentration of losses in California than initially assumed, as well as increased reserves for middle market and complex liability claims for accident year 2018 largely due to higher than expected severity. Also contributing were increases in reserves on primary layer construction account business within global specialty, mainly related to accident years 2015 to 2017, which is included as a component of the change in deferred gain under retroactive reinsurance in the above table.

Marine reserves were increased principally due to an increase in domestic marine liability, mostly in accident years 2017 and 2018 due to a higher number of large losses. The increase in marine reserves is included as a component of the change in deferred gain under retroactive reinsurance in the above table.

Package business reserves decreased for accident years 2014 to 2017 largely due to lower estimates of allocated loss adjustment expenses.

Commercial property reserves were decreased for accident year 2019 due to favorable developments on marine and middle market property claims.

Professional liability reserves were decreased primarily due to lower estimated severity on non-security class action D&O claims and fewer than expected E&O claims with financial institutions for the 2011 to 2018 accident years, partially offset by an increase in D&O reserves for the 2019 accident year driven by higher frequency of class action lawsuits and an increase in large Syndicate D&O losses for the 2016 and 2017 accident years. These Syndicate reserve increases within global specialty are included as a component of the change in deferred gain under retroactive reinsurance in the above table.

Bond reserves were reduced within contract surety driven by both favorable loss development on the 2015 to 2017 accident years and higher than expected loss recoveries on older accident years

Assumed reinsurance reserves were increased for accident year 2018 mostly due to higher accident and health reserve estimates for medical professionals on assumed casualty business. These reserve increases are included as a component of the change in deferred gain under retroactive reinsurance in the above table.

Automobile liability reserves were decreased in Personal Lines principally due to lower than previously expected AARP Direct automobile liability claim severity for the 2017 to 2019 accident years. Automobile liability reserves were increased in Commercial Lines primarily due to higher than expected large losses within middle & large commercial, predominantly within the 2015 to 2019 accident years.

Catastrophes reserves were reduced, primarily due to a reduction in estimated reserves for 2017 and 2018 California wildfires and a reduction in estimated catastrophes for wind and hail events in the 2017 to 2019 accident years, partially offset by an increase in reserves for 2019 typhoons Hagibis and Faxai in Asia. The reduction in reserves for the 2017 and 2018 wildfires was largely due to recognizing a $289 subrogation benefit in the second quarter of 2020 from PG&E Corporation and Pacific Gas and Electric Company ("PG&E") as well as a reduction in gross estimated losses on those wildfires.

In December, 2019, the judge overseeing the bankruptcy of PG&E approved an $11 billion settlement of insurance subrogation claims to resolve all such claims arising from the 2017 Northern California wildfires and 2018 Camp wildfire. That settlement was contingent upon, among other things, the judge entering an order confirming PG&E's chapter 11 bankruptcy plan ("PG&E Plan") incorporating the settlement agreement. On June 20, 2020, the bankruptcy court judge approved the PG&E Plan and PG&E subsequently transferred the $11 billion settlement amount to a trust designed to allocate and distribute the settlement among subrogation holders, including certain of the Company's insurance subsidiaries. In the second quarter of 2020, the Company recorded an estimated $289 subrogation benefit though the ultimate amount it collects will depend on

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

how the Company's ultimate paid claims subject to subrogation compare to other insurers' ultimate paid claims subject to subrogation.

Uncollectible reinsurance reserves were reduced due to higher than expected recoveries from reinsurers in older accident years.

Asbestos and environmental reserves were reviewed in fourth quarter 2020 resulting in a $218 increase in reserves before ADC reinsurance, including $127 for asbestos and $91 for environmental. Of the $218 increase in A&E reserves, the Company ceded $220 to the A&E ADC resulting in a net reserve release of $2. Of the $220 of adverse development ceded to the A&E ADC, the Company recognized a $210 deferred gain on retroactive reinsurance, representing the amount of losses ceded to the ADC in excess of ceded premium paid. For additional information related to the adverse development cover with NICO, see the Adverse Development Covers section below and Note 14 - Commitments and Contingencies.

Other reserve re-estimates, net, primarily represents an increase in ULAE reserves in Property & Casualty Other Operations that was largely driven by an increase in gross asbestos and environmental reserves.

Settlement Agreement with Boy Scouts of America

On September 14, 2021, the Company announced that it entered into a new agreement-in-principle with the BSA, related to sexual molestation and sexual abuse claims associated with liability policies issued by various Hartford writing companies in the 1970s and early 1980s, with the agreement in-principle including the BSA, its local councils and the representatives of a majority of the sexual abuse claimants. As part of the agreement-in-principle, The Hartford will pay $787, before tax, for claims associated with these policies. In exchange for The Hartford's payment, the BSA and its local councils will fully release The Hartford from any obligation under policies The Hartford issued to the BSA and its local councils. In addition, the representatives for the claimants joining this agreement-in-principle will support a plan of reorganization which incorporates the settlement.

The agreement-in-principle was reached in connection with the BSA's Chapter 11 bankruptcy and a written settlement agreement (the "Settlement") was executed on February 14, 2022. The Settlement will become final upon the occurrence of certain conditions, including, but not limited to, confirmation of the BSA's plan of reorganization by both the bankruptcy and district courts, receipt of executed releases from the local councils, and approval of the Settlement as part of the confirmation of the BSA's plan of reorganization by the bankruptcy and district courts. On September 8, 2022, the bankruptcy court approved the BSA's plan of reorganization, including the Settlement. The BSA's plan of reorganization is now before the civil district court for approval. Upon civil district court approval, the Company will pay the settlement amount of $787. However, no assurance can be given that all the conditions precedent to the Settlement will be satisfied or that final court approval, if obtained, will not be delayed for various procedural reasons.

If the conditions precedent to the Settlement are not satisfied or the requisite court approvals for the BSA's plan of reorganization are not obtained, it is possible that adverse outcomes, if any, could have a material adverse effect on the Company's consolidated operating results.

Adverse Development Covers

The Company has an adverse development cover reinsurance agreement with NICO, a subsidiary of Berkshire Hathaway Inc., to reinsure loss development after 2016 on substantially all of the Company's asbestos and environmental reserves (the "A&E ADC"). Under the A&E ADC, the Company paid a reinsurance premium of $650 for NICO to assume adverse net loss reserve development up to $1.5 billion above the Company's existing net A&E reserves as of December 31, 2016 of approximately $1.7 billion including reserves for A&E exposure for accident years prior to 1986 that are reported in Property & Casualty Other Operations ("Run-off A&E") and reserves for A&E exposure for accident years 1986 and subsequent from policies underwritten prior to 2016 that are reported in ongoing Commercial Lines and Personal Lines. The $650 reinsurance premium was placed into a collateral trust account as security for NICO's claim payment obligations to the Company. The Company has retained the risk of collection on amounts due from other third-party reinsurers and continues to be responsible for claims handling and other administrative services, subject to certain conditions. The A&E ADC covers substantially all the Company's A&E reserve development up to the reinsurance limit.

Under retroactive reinsurance accounting, net adverse A&E reserve development after December 31, 2016 results in an offsetting reinsurance recoverable up to the $1.5 billion limit. Cumulative ceded losses up to the $650 reinsurance premium paid have been recognized as a dollar-for-dollar offset to direct losses incurred. Cumulative ceded losses exceeding the $650 reinsurance premium paid result in a deferred gain. As of December 31, 2022, the Company has incurred $1,244 in cumulative adverse development on asbestos and environmental reserves that have been ceded under the A&E ADC treaty with NICO with $256 of available limit remaining under the A&E ADC. As a result, the Company has recorded a $594 deferred gain within other liabilities, representing the difference between the reinsurance recoverable of $1,244 and ceded premium paid of $650. The deferred gain is recognized over the claim settlement period in the proportion of the amount of cumulative ceded losses collected from the reinsurer to the estimated ultimate reinsurance recoveries. Consequently, until periods when the deferred gain is recognized as a benefit to earnings, cumulative adverse development of asbestos and environmental claims will result in charges against earnings which may be significant.

Immediately after closing on the acquisition of Navigators Group, effective May 23, 2019, the Company purchased the Navigators ADC, an aggregate excess of loss reinsurance agreement covering adverse reserve development, from NICO on behalf of Navigators Insurance Company and certain of its affiliates (collectively, "Navigators Insurers"). Under the Navigators ADC, the Navigators Insurers paid NICO a reinsurance premium of $91 in exchange for reinsurance coverage of $300 of adverse net loss reserve development that attaches $100 above the Navigators Insurers' existing net loss

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

and allocated loss adjustment reserves as of December 31, 2018 subject to the treaty of $1.816 billion for accidents and losses prior to December 31, 2018.

As of December 31, 2022, the Company has recorded a reinsurance recoverable under the Navigators ADC of $300 as estimated cumulative loss development on the 2018 and prior accident year reserves has exhausted the treaty limit. While the

reinsurance recoverable is $300, the Company has recorded a $209 cumulative deferred gain within other liabilities since, under retroactive reinsurance accounting, ceded losses in excess of the $91 of ceded premium paid must be recognized as a deferred gain. Of the $209 of cumulative ceded losses in excess of ceded premium paid, $91 and $102 were recognized as changes in deferred gain in 2021 and 2020, respectively.

Reconciliation of Loss Development to Liability for Unpaid Losses and Loss Adjustment Expenses As of December 31, 2022

Reserve Line	Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance			Unpaid Unallocated Loss Adjustment Expenses, Net of Reinsurance		Subtotal		Liability for Unpaid Losses and Loss Adjustment Expenses
	Cumulative Incurred for Accident Years Displayed in Triangles	Cumulative Paid for Accident Years Displayed in Triangles	Unpaid for Accident Years not Displayed in Triangles		Discount	Unpaid Losses and Loss Adjustment Expenses, Net of Reinsurance	Reinsurance and Other Recoverables	
Workers' compensation	$ 17,911	$ (9,516)	$ 3,295	$ 372	$ (333)	$ 11,729	$ 1,648	$ 13,377
General liability	7,509	(3,486)	1,238	153	—	5,414	1,070	6,484
Marine	1,476	(1,192)	14	14	—	312	266	578
Package business	7,218	(5,288)	87	112	—	2,129	72	2,201
Commercial property	3,922	(3,383)	26	20	—	585	329	914
Commercial automobile liability	4,025	(2,824)	22	26	—	1,249	88	1,337
Commercial automobile physical damage	181	(169)	4	1	—	17	(1)	16
Professional liability	2,609	(1,403)	67	43	—	1,316	734	2,050
Bond	635	(260)	43	34	—	452	15	467
Assumed Reinsurance	1,541	(1,133)	2	4	—	414	50	464
Personal automobile liability	10,887	(9,584)	31	60	—	1,394	23	1,417
Personal automobile physical damage	1,288	(1,250)	6	4	—	48	—	48
Homeowners	6,063	(5,728)	3	36	—	374	8	382
Other ongoing business			178	6	(14)	170	333	503
Asbestos and environmental [1]			495	—	—	495	1,789	2,284
Other operations [1]			362	158	—	520	41	561
Total P&C	$ 65,265	$ (45,216)	$ 5,873	$ 1,043	$ (347)	$ 26,618	$ 6,465	$ 33,083

[1]Asbestos and environmental and other operations include asbestos, environmental and other latent exposures not foreseen when coverages were written, including, but not limited to, potential liability for pharmaceutical products, silica, talcum powder, head injuries, lead paint, construction defects, sexual molestation and sexual abuse and other long-tail liabilities. These reserve lines do not have significant paid or incurred loss development for the most recent ten accident years and therefore do not have loss development displayed in triangles.

The reserve lines in the above table and the loss triangles that follow represent the significant lines of business for which the Company regularly reviews the appropriateness of reserve levels. These reserve lines differ from the reserve lines reported on a statutory basis, as prescribed by the National Association of Insurance Commissioners ("NAIC"). The cumulative incurred losses displayed in the above table include the full reinsurance benefit of ceding $300 of losses to the Navigators ADC even though $209 of that benefit has been recorded as a deferred gain within other liabilities. The $300 of Navigators Insurers losses ceded to the Navigators ADC and reflected in the following triangles include $95 for professional liability,$105 for general liability, $38 for marine, $27 for assumed reinsurance, $14 for commercial automobile, $3 for commercial property, and $1 for bond. The triangles do not include $17of losses ceded to the Navigators ADC related to older accident years and lines of business not in the triangles.

The following loss triangles present historical loss development for incurred and paid claims by accident year, including loss development on Navigators Insurers reserves prior to and after the May 23, 2019 acquisition date. Because the loss triangles include pre-acquisition date changes in ultimate incurred loss estimates for Navigators Insurers' reserves, changes in reserve development evident in the incurred loss triangles may differ from prior accident year development recorded by the Company as shown in the (Favorable) Unfavorable Prior Accident Year Development table above as that only includes changes in Navigators Insurers' reserves post acquisition. In addition, the incurred loss triangles include reserve development on both catastrophe and non-catastrophe claims whereas the (Favorable) Unfavorable Prior Accident Year Development table above shows the total amount of catastrophe reserve development across all lines of business on a single line.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Triangles are limited to the number of years for which claims incurred typically remain outstanding, not exceeding ten years. Short-tail lines, which represent claims generally expected to be paid within a few years, have three years of claim development displayed. Incurred but not reported ("IBNR") reserves shown in loss triangles include reserves for incurred but not reported claims as well as reserves for expected development on reported claims. Incurred and cumulative paid losses in currencies other than the U.S. dollar have been converted into U.S. dollars using the exchange rates as of December 31, 2022.

Workers' Compensation

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,										IBNR Reserves	Claims Reported
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022 (Unaudited)		
2013	$ 2,020	$ 1,981	$ 1,920	$ 1,883	$ 1,861	$ 1,861	$ 1,850	$ 1,831	$ 1,811	$ 1,809	$ 337	151,592
2014		1,869	1,838	1,789	1,761	1,713	1,692	1,679	1,654	1,637	353	126,371
2015			1,873	1,835	1,801	1,724	1,714	1,699	1,667	1,645	376	114,224
2016				1,772	1,772	1,780	1,767	1,748	1,708	1,670	419	112,486
2017					1,862	1,869	1,840	1,822	1,757	1,665	504	112,070
2018						1,916	1,917	1,915	1,904	1,870	608	119,284
2019							1,937	1,935	1,934	1,934	722	120,104
2020								1,865	1,864	1,849	937	91,187
2021									1,831	1,832	1,012	100,954
2022										2,000	1,414	105,013
Total										**$17,911**		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the years ended December 31,									
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022 (Unaudited)
2013	$ 304	$ 675	$ 917	$ 1,071	$ 1,175	$ 1,260	$ 1,304	$ 1,339	$ 1,361	$ 1,382
2014		275	598	811	960	1,041	1,099	1,137	1,167	1,191
2015			261	576	778	909	1,004	1,068	1,117	1,151
2016				255	579	779	908	1,003	1,064	1,110
2017					261	575	778	900	977	1,035
2018						283	624	837	983	1,090
2019							291	637	856	1,007
2020								223	507	695
2021									254	562
2022										293
Total										**$ 9,516**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

General Liability

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | | | |
| | (Unaudited) | | | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves	Claims Reported
2013	$ 455	$ 442	$ 456	$ 484	$ 488	$ 502	$ 505	$ 508	$ 500	$ 503	$ 36	15,217
2014		506	475	481	494	513	522	515	505	510	50	16,445
2015			556	560	554	594	633	647	637	647	67	16,621
2016				613	583	607	632	632	620	636	58	17,666
2017					626	614	613	615	613	615	105	17,168
2018						692	669	697	703	728	212	18,502
2019							822	827	822	840	379	17,914
2020								938	923	923	625	13,204
2021									1,002	991	804	10,791
2022										1,116	1,045	8,186
Total										**$ 7,509**		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | |
| | (Unaudited) | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 13	$ 53	$ 141	$ 233	$ 320	$ 372	$ 398	$ 422	$ 442	$ 457
2014		15	42	130	214	304	358	402	423	437
2015			10	55	156	278	409	477	524	547
2016				12	52	131	283	368	446	513
2017					15	67	156	255	344	441
2018						21	83	177	288	409
2019							29	100	192	339
2020								45	110	202
2021									34	115
2022										26
Total										**$ 3,486**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Marine

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | | | |
| | (Unaudited) | | | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves [1]	Claims Reported
2013	$ 147	$ 151	$ 133	$ 134	$ 138	$ 133	$ 136	$ 138	$ 137	$ 137	$ (2)	7,362
2014		162	158	155	162	161	166	164	168	167	3	7,493
2015			157	144	144	146	131	136	137	140	1	10,353
2016				138	141	136	145	147	144	146	(15)	13,592
2017					159	185	172	171	177	180	(5)	16,109
2018						143	159	152	159	165	(16)	14,165
2019							143	141	139	134	3	8,562
2020								149	141	137	12	5,019
2021									129	128	40	4,847
2022										142	83	3,549
Total										$ 1,476		

[1] Contributing to the negative IBNR reserves for some accident years is a lag in the timing of expected reinsurance recoveries under the Navigators ADC with NICO. Recoveries from NICO will not be collected until the Company has cumulative loss payments for all covered lines of more than the attachment point.

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | |
| | (Unaudited) | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 41	$ 81	$ 99	$ 110	$ 117	$ 119	$ 124	$ 131	$ 132	$ 133
2014		40	80	115	129	149	154	157	159	162
2015			39	84	114	124	132	138	139	140
2016				35	79	104	120	130	138	141
2017					47	109	140	151	160	172
2018						36	103	137	146	154
2019							35	82	100	110
2020								31	68	90
2021									25	63
2022										27
Total										$ 1,192

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Package Business

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | | | |
| | (Unaudited) | | | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves	Claims Reported
2013	$ 579	$ 565	$ 573	$ 585	$ 586	$ 592	$ 586	$ 587	$ 583	$ 582	$ 20	43,716
2014		566	578	601	602	603	603	593	581	576	24	43,483
2015			582	588	585	583	588	581	567	564	22	42,330
2016				655	638	632	625	611	595	591	36	44,224
2017					695	702	692	657	644	637	48	46,771
2018						719	724	688	667	655	78	45,088
2019							813	769	749	744	116	43,573
2020								915	893	877	245	62,208
2021									946	954	309	46,012
2022										1,038	532	37,966
Total										**$ 7,218**		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | |
| | (Unaudited) | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 225	$ 339	$ 414	$ 467	$ 504	$ 522	$ 541	$ 549	$ 552	$ 556
2014		226	345	416	468	507	525	535	542	545
2015			212	332	383	445	486	505	513	530
2016				225	353	410	465	500	521	540
2017					235	372	447	496	534	561
2018						237	402	451	498	537
2019							254	413	488	571
2020								326	493	573
2021									368	556
2022										319
Total										**$ 5,288**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Commercial Property

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | | IBNR Reserves | Claims Reported |
| | (Unaudited) | | | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022		
2013	$ 267	$ 252	$ 254	$ 252	$ 249	$ 247	$ 247	$ 247	$ 247	$ 247	$ —	21,690
2014		293	281	282	279	279	280	280	279	279	(1)	21,119
2015			298	301	302	301	305	303	301	301	1	21,143
2016				405	418	398	405	407	407	404	—	24,085
2017					576	515	455	438	440	437	2	24,719
2018						450	436	423	403	400	4	21,907
2019							480	439	418	420	(3)	21,098
2020								501	468	439	64	20,511
2021									530	499	74	18,188
2022										496	183	15,326
Total										**$ 3,922**		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | |
| | (Unaudited) | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 161	$ 223	$ 238	$ 243	$ 242	$ 244	$ 245	$ 245	$ 244	$ 244
2014		170	250	270	279	279	279	279	280	280
2015			178	257	284	295	301	303	301	301
2016				214	341	377	394	400	405	405
2017					228	377	411	426	432	438
2018						187	344	378	385	393
2019							215	351	383	405
2020								221	336	355
2021									241	382
2022										180
Total										**$ 3,383**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Commercial Automobile Liability

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31, (Unaudited) 2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves	Claims Reported
2013	$ 311	$ 318	$ 334	$ 341	$ 340	$ 339	$ 336	$ 334	$ 333	$ 332	$ 5	34,172
2014		309	317	331	337	341	334	333	332	332	5	30,096
2015			308	358	372	356	356	359	360	358	7	28,587
2016				385	393	390	391	391	395	395	7	29,201
2017					372	383	379	383	381	394	4	26,384
2018						349	396	405	406	424	27	24,733
2019							425	439	450	460	61	28,473
2020								428	424	419	149	21,963
2021									440	443	252	19,623
2022										468	341	17,849
Total										**$ 4,025**		

Cumulative Paid Losses & Allocated Loss Adjustment Expense, Net of Reinsurance

Accident Year	For the years ended December 31 (Unaudited) 2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 62	$ 130	$ 202	$ 259	$ 295	$ 311	$ 320	$ 323	$ 324	$ 326
2014		59	131	197	252	299	309	318	320	325
2015			62	142	207	267	314	335	344	348
2016				65	147	232	303	339	357	379
2017					60	134	211	285	328	368
2018						62	153	238	305	360
2019							67	160	247	327
2020								55	119	200
2021									55	127
2022										64
Total										**$ 2,824**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Commercial Automobile Physical Damage

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,			IBNR Reserves	Claims Reported
	(Unaudited)				
	2020	2021	2022		
2020	$ 51	$ 51	$ 50	$ 1	14,727
2021		58	62	1	15,436
2022			69	4	15,100
Total			$ 181		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31,		
	(Unaudited)		
	2020	2021	2022
2020	$ 45	$ 50	$ 49
2021		51	61
2022			59
Total			$ 169

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Professional Liability

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

Claims Made Year	For the years ended December 31, (Unaudited)										IBNR Reserves	Claims Reported
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022		
2013	$ 207	$ 195	$ 186	$ 174	$ 173	$ 173	$ 171	$ 170	$ 168	$ 165	$ 11	5,983
2014		187	183	181	177	178	181	181	172	168	9	6,740
2015			164	174	179	189	212	205	198	195	(3)	7,254
2016				183	176	202	195	193	194	192	13	8,421
2017					205	202	230	224	238	242	37	9,527
2018						247	278	274	274	269	24	10,138
2019							297	315	333	350	115	9,809
2020								369	364	337	185	7,945
2021									339	343	262	6,728
2022										348	306	5,896
Total										**$ 2,609**		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

Claims Made Year	For the years ended December 31, (Unaudited)									
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 10	$ 44	$ 67	$ 87	$ 116	$ 131	$ 137	$ 142	$ 147	$ 148
2014		7	38	74	107	130	134	146	145	150
2015			9	40	85	107	124	140	163	174
2016				8	50	88	110	123	146	165
2017					11	48	87	122	150	179
2018						15	72	128	163	197
2019							21	77	148	199
2020								19	71	118
2021									15	55
2022										18
Total										**$ 1,403**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Bond

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | | | |
| | (Unaudited) | | | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves	Claims Reported
2013	$ 64	$ 58	$ 55	$ 48	$ 49	$ 39	$ 35	$ 34	$ 34	$ 29	$ 9	1,470
2014		71	67	66	67	59	59	60	60	64	12	1,389
2015			67	67	63	60	54	48	47	42	17	1,404
2016				61	61	61	55	51	45	37	16	1,341
2017					63	90	101	94	79	70	26	1,775
2018						68	68	72	71	70	40	1,714
2019							72	73	74	73	57	1,860
2020								83	84	79	54	2,101
2021									85	85	67	2,561
2022										86	73	1,991
Total										**$ 635**		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | |
| | (Unaudited) | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 3	$ 9	$ 17	$ 19	$ 19	$ 19	$ 20	$ 20	$ 20	$ 20
2014		18	31	40	43	43	44	46	47	52
2015			9	20	24	31	34	32	30	25
2016				2	12	15	20	22	22	22
2017					5	46	55	54	42	43
2018						6	16	23	24	29
2019							3	13	15	16
2020								4	12	21
2021									8	21
2022										11
Total										**$ 260**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Assumed Reinsurance

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31, (Unaudited)										IBNR Reserves [1]	Claims Reported
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022		
2013	$ 115	$ 119	$ 102	$ 105	$ 102	$ 102	$ 103	$ 103	$ 103	$ 103	$ —	1,668
2014		119	142	121	118	115	116	116	115	115	(1)	1,814
2015			102	91	94	94	95	96	95	95	—	1,585
2016				88	90	98	100	101	101	102	(5)	1,766
2017					129	153	161	156	152	155	(2)	2,213
2018						128	126	128	133	135	(14)	2,412
2019							181	188	185	189	19	2,804
2020								183	180	186	55	2,157
2021									191	195	49	1,484
2022										266	154	712
Total										**$1,541**		

[1]Contributing to the negative IBNR reserves for some accident years is a lag in the timing of expected reinsurance recoveries under the Navigators ADC with NICO. Recoveries from NICO will not be collected until the Company has cumulative loss payments for all covered lines of more than the attachment point.

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	For the years ended December 31, (Unaudited)									
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 53	$ 83	$ 91	$ 98	$ 100	$ 101	$ 102	$ 102	$ 103	$ 103
2014		66	119	106	109	112	113	114	115	115
2015			42	64	77	83	91	93	94	95
2016				36	66	84	90	95	97	98
2017					44	116	135	144	147	149
2018						25	111	132	138	141
2019							62	131	152	158
2020								49	89	113
2021									46	101
2022										60
Total										**$ 1,133**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Personal Automobile Liability

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | | | |
| | (Unaudited) | | | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves	Claims Reported
2013	$ 1,131	$ 1,145	$ 1,144	$ 1,153	$ 1,152	$ 1,153	$ 1,157	$ 1,156	$ 1,155	$ 1,155	$ 5	205,487
2014		1,146	1,153	1,198	1,200	1,199	1,202	1,201	1,199	1,199	5	209,024
2015			1,195	1,340	1,338	1,330	1,331	1,328	1,324	1,320	3	216,901
2016				1,407	1,402	1,393	1,397	1,395	1,386	1,384	5	215,855
2017					1,277	1,275	1,228	1,214	1,200	1,198	9	187,545
2018						1,108	1,104	1,072	1,058	1,056	28	156,258
2019							1,018	1,010	991	986	52	139,641
2020								805	782	775	106	96,438
2021									881	886	224	100,945
2022										928	423	99,686
Total										$10,887		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | |
| | (Unaudited) | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 442	$ 816	$ 1,002	$ 1,091	$ 1,121	$ 1,135	$ 1,142	$ 1,144	$ 1,148	$ 1,149
2014		430	843	1,032	1,125	1,165	1,182	1,186	1,190	1,192
2015			475	935	1,142	1,243	1,292	1,304	1,310	1,313
2016				505	968	1,188	1,308	1,345	1,363	1,373
2017					441	836	1,033	1,123	1,161	1,180
2018						359	710	888	965	1,011
2019							323	654	816	897
2020								238	486	615
2021									247	553
2022										301
Total										$ 9,584

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Personal Automobile Physical Damage

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | |
| | (Unaudited) | | | | |
Accident Year	2020	2021	2022	IBNR Reserves	Claims Reported
2020	$ 349	$ 346	$ 342	$ 1	211,066
2021		412	413	2	225,425
2022			533	(5)	224,117
Total			$ 1,288		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | |
| | (Unaudited) | | |
Accident Year	2020	2021	2022
2020	$ 333	$ 341	$ 341
2021		388	411
2022			498
Total			$ 1,250

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Homeowners

Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | | | |
| | (Unaudited) | | | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves	Claims Reported
2013	$ 673	$ 638	$ 637	$ 634	$ 632	$ 630	$ 629	$ 630	$ 629	$ 629	$ 1	113,556
2014		710	707	702	700	698	698	698	698	698	—	121,927
2015			690	703	690	684	684	684	684	684	1	120,010
2016				669	673	663	658	658	658	658	1	119,810
2017					866	889	884	783	775	774	7	124,761
2018						903	910	673	642	639	(1)	102,870
2019							501	475	470	468	6	84,721
2020								525	512	513	20	88,347
2021									502	501	28	76,720
2022										499	113	57,936
Total										$ 6,063		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

| | For the years ended December 31, | | | | | | | | | |
| | (Unaudited) | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 467	$ 590	$ 611	$ 622	$ 626	$ 627	$ 628	$ 628	$ 628	$ 629
2014		526	663	684	691	695	697	697	698	698
2015			487	645	665	674	680	681	681	682
2016				481	621	640	649	653	655	656
2017					538	747	795	757	761	762
2018						484	712	616	619	627
2019							318	425	445	458
2020								335	454	478
2021									305	440
2022										298
Total										$ 5,728

Property and casualty reserves, including IBNR

The Company estimates ultimate losses and allocated loss adjustment expenses by accident year. IBNR represents the excess of estimated ultimate loss reserves over case reserves. The process to estimate ultimate losses and loss adjustment expenses is an integral part of the Company's reserve setting. Reserves for allocated and unallocated loss adjustment expenses are generally established separate from the reserves for losses.

Reserves for losses are set by line of business within the reporting segments. Case reserves are established by a claims handler on each individual claim and are adjusted as new information becomes known during the course of handling the claim. Lines of business for which reported losses emerge over a long period of time are referred to as long-tail lines of business. Lines of business for which reported losses emerge more quickly are referred to as short-tail lines of business. The Company's shortest tail lines of business are homeowners, commercial property and automobile physical damage. The longest tail lines of business include workers' compensation, general liability and professional liability. For short-tail lines of business, emergence of paid loss and case reserves is credible and likely indicative of ultimate losses. For long-tail lines of business, emergence of paid losses and case reserves is less credible in the early periods after a given accident year and, accordingly, may not be indicative of ultimate losses.

The Company's reserving actuaries regularly review reserves for both current and prior accident years using the most current claim data. A variety of actuarial methods and judgments are used for most lines of business to arrive at selections of

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

estimated ultimate losses and loss adjustment expenses. The reserve selections incorporate input, as appropriate, from claims personnel, pricing actuaries and operating management about reported loss cost trends and other factors that could affect the reserve estimates.

For both short-tail and long-tail lines of business, an expected loss ratio ("ELR") is used to record initial reserves. This ELR is determined by starting with the average loss ratio of recent prior accident years and adjusting that ratio for the effect of expected changes to earned pricing, loss frequency and severity, mix of business, ceded reinsurance and other factors. For short-tail lines, IBNR for the current accident year is initially recorded as the product of the ELR for the period, earned premium for the period and the proportion of losses expected to be reported in future calendar periods for the current accident period. For long-tailed lines, IBNR reserves for the current accident year are initially recorded as the product of the ELR for the period and the earned premium for the period, less reported losses for the period. For certain short-tailed lines of business, including commercial property, homeowners, and automobile physical damage, IBNR amounts in the above loss development triangles are negative in certain accident years due to anticipated salvage and subrogation recoveries on paid losses.

As losses for a given accident year emerge or develop in subsequent periods, reserving actuaries use other methods to estimate ultimate unpaid losses in addition to the ELR method. These primarily include paid and reported loss development methods, frequency/severity techniques and the Bornhuetter-Ferguson method (a combination of the ELR and paid development or reported development method). Within any one line of business, the methods that are given more weight vary based primarily on the maturity of the accident year, the mix of business and the particular internal and external influences impacting the claims experience or the methods. The output of the reserve reviews are reserve estimates that are referred to as actuarial indications.

Paid development and reported development techniques are used for most lines of business though more weight is given to the reported development method for some of the long-tailed lines like general liability. In addition, for long-tailed lines of business, the Company relies on the ELR method for immature accident years. Frequency/severity techniques are used predominantly for professional liability and are also used for automobile liability. The Berquist-Sherman technique is also used for automobile liability, marine and assumed reinsurance. For most lines, reserves for allocated loss adjustment expenses ("ALAE"), or those expenses related to specific claims) are analyzed using paid development techniques and an analysis of the relationship between ALAE and loss payments. For most of the lines acquired through the Navigators Group book of business, loss and ALAE are reviewed on a combined basis. Reserves for ULAE are determined using the expected cost per claim year and the anticipated claim closure pattern as well as the ratio of paid ULAE to paid losses.

The recorded reserve for losses and loss adjustment expenses represents the Company's best estimate of the ultimate settlement amount of unpaid losses and loss adjustment expenses. In applying judgment, the best estimate is selected after considering the estimates derived from a number of actuarial methods, giving more weight to those methods

deemed more predictive of ultimate unpaid losses and loss adjustment expenses. The Company does not produce a statistical range or confidence interval of reserve estimates and, since reserving methods with more credibility are given greater weight, the selected best estimate may differ from the mid-point of the various estimates produced by the actuarial methods used.

Cumulative number of reported claims

For most property and casualty lines, claim counts represent the number of claim features on a reported claim where a claim feature is each separate coverage for each claimant affected by the claim event. For example, one car accident that results in two bodily injury claims and one automobile damage liability claim would be counted as three claims within the personal automobile liability triangle. Similarly, a fire that impacts one commercial building may result in multiple claim features due to the potential for claims related to business interruption, structural damage, and loss of the physical contents of the building. Claim features that result in no paid losses are included in the reported claim counts. For some property and casualty lines, such as marine and assumed reinsurance, a claim count represents each reported claim regardless of the number of features. For assumed bordereau business and business written on binders, one claim count is posted for each bordereau received, which could account for multiple claims.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance [1]

Reserve Line	(Unaudited)									
	1st Year	2nd Year	3rd Year	4th Year	5th Year	6th Year	7th Year	8th Year	9th Year	10th Year
Workers' compensation	15.1%	18.4%	12.0%	8.0%	5.4%	3.8%	2.6%	2.0%	1.3%	1.2%
General liability	2.8%	7.5%	13.9%	18.0%	16.6%	11.9%	7.9%	4.2%	3.4%	2.8%
Marine	24.2%	31.3%	17.5%	7.7%	6.4%	4.1%	2.0%	2.7%	1.0%	0.6%
Package business	36.8%	21.1%	10.3%	9.2%	6.4%	3.4%	2.4%	1.9%	0.5%	0.7%
Commercial property	52.4%	30.1%	7.4%	3.4%	1.1%	0.8%	0.1%	—%	—%	—%
Commercial automobile liability	15.4%	19.7%	19.9%	17.2%	11.8%	5.8%	3.4%	0.9%	0.8%	0.5%
Commercial automobile physical damage	85.3%	12.7%	(0.4%)							
Professional liability	5.0%	17.4%	18.6%	13.9%	11.7%	8.7%	8.1%	2.7%	3.2%	0.3%
Bond	11.3%	22.6%	12.3%	6.1%	0.4%	(0.4%)	(0.1%)	(2.9%)	4.1%	(1.1%)
Assumed Reinsurance	34.1%	36.0%	9.9%	5.1%	3.5%	1.6%	1.4%	0.3%	0.4%	0.2%
Personal automobile liability	34.1%	33.5%	16.2%	7.8%	3.3%	1.3%	0.6%	0.2%	0.3%	0.1%
Personal automobile physical damage	94.9%	4.0%	(0.1%)							
Homeowners	69.3%	24.4%	1.6%	0.5%	0.7%	0.2%	0.1%	—%	0.1%	—%

[1]Negative percentages are generally due to salvage, subrogation or other recoveries.

GROUP LIFE, DISABILITY AND ACCIDENT PRODUCTS

Rollforward of Liabilities for Unpaid Losses and Loss Adjustment Expenses

	For the years ended December 31,		
	2022	2021	2020
Beginning liabilities for unpaid losses and loss adjustment expenses, gross	$ 8,210	$ 8,233	$ 8,256
Reinsurance recoverables [1]	245	237	247
Beginning liabilities for unpaid losses and loss adjustment expenses, net	7,965	7,996	8,009
Provision for unpaid losses and loss adjustment expenses			
Current incurral year	4,853	5,021	4,511
Prior year's discount accretion	202	201	209
Prior incurral year development [2]	(381)	(458)	(445)
Total provision for unpaid losses and loss adjustment expenses [3]	4,674	4,764	4,275
Payments			
Current incurral year	(2,456)	(2,631)	(2,288)
Prior incurral years	(2,268)	(2,164)	(2,000)
Total payments	(4,724)	(4,795)	(4,288)
Ending liabilities for unpaid losses and loss adjustment expenses, net	7,915	7,965	7,996
Reinsurance recoverables	245	245	237
Ending liabilities for unpaid losses and loss adjustment expenses, gross	$ 8,160	$ 8,210	$ 8,233

[1]Includes a cumulative effect adjustment of $(1) in 2020 representing an adjustment to the ACL recorded on adoption of accounting guidance for credit losses on January 1, 2020. See Note 1 - Basis of Presentation and Significant Accounting Policies.
[2]Prior incurral year development represents the change in estimated ultimate incurred losses and loss adjustment expenses for prior incurral years on a discounted basis.
[3]Includes unallocated loss adjustment expenses of $185, $179 and $178 for the years ended December 31, 2022, 2021 and 2020, respectively, that are recorded in insurance operating costs and other expenses in the Consolidated Statements of Operations.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Group Life, Disability and Accident Products Reserves, Net of Reinsurance, that are Discounted

	For the years ended December 31,		
	2022	2021	2020
Liability for unpaid losses and loss adjustment expenses, at undiscounted amounts	$ 8,124	$ 8,176	$ 8,380
Amount of discount	(1,205)	(1,304)	(1,353)
Carrying value of liability for unpaid losses and loss adjustment expenses	$ 6,919	$ 6,872	$ 7,027
Weighted average discount rate	3.2 %	3.3 %	3.4 %
Range of discount rate	2.1 % - 8.0 %	2.1 % - 8.0 %	2.1 % - 8.0 %

Reserves are discounted at rates in effect at the time claims were incurred, ranging from 2.1% for life and disability reserves acquired from Aetna based on interest rates in effect at the acquisition date of November 1, 2017, to 8.0% for the Company's pre-acquisition reserves for incurral year 1990, and vary by product. Prior year's discount accretion has been calculated as the average reserve balance for the year times the weighted average discount rate.

2022 re-estimates of prior incurral year reserves

Group disability- Prior period reserve estimates decreased by approximately $325 largely driven by group long-term disability claim incidence lower than prior assumptions, strong recoveries on prior incurral year claims and higher estimated claim termination rates.

Group life and accident (including group life premium waiver)- Prior period reserve estimates decreased by approximately $50 largely driven by continued low incidence in group life premium waiver as well as a reduction in estimated excess mortality losses incurred in fourth quarter 2021.

Supplemental Accident & Health- Prior period reserve estimates decreased by approximately $6 driven by lower-than-previously expected claim incidence.

2021 re-estimates of prior incurral year reserves

Group disability- Prior period reserve estimates decreased by approximately $380 largely driven by group long-term disability claim incidence lower than prior assumptions together with strong recoveries on prior incurral year claims, and by a New York Paid Family Leave risk adjustment benefit.

Group life and accident (including group life premium waiver)- Prior period reserve estimates decreased by approximately $65 largely driven by lower-than-previously expected claim incidence in both group life premium waiver and group accidental death and dismemberment.

Supplemental Accident & Health- Prior period reserve estimates decreased by approximately $10 driven by lower-than-previously expected claim incidence during the pandemic.

2020 re-estimates of prior incurral year reserves

Group disability- Prior period reserve estimates decreased by approximately $365 largely driven by group long-term disability lower claim incidence and higher recoveries on prior incurral year claims, and a New York Paid Family Leave risk adjustment benefit.

Group life and accident (including group life premium waiver)- Prior period reserve estimates decreased by approximately $65 largely driven by lower-than-previously expected claim incidence in group life premium waiver.

Supplemental Accident & Health- Prior period reserve estimates decreased by approximately $15 driven by lower-than-expected emergence of prior year claims, especially for voluntary critical Illness and voluntary accident products.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Reconciliation of Loss Development to Liability for Unpaid Losses and Loss Adjustment Expenses as of December 31, 2022

Reserve Line	Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance			Unpaid Unallocated Loss Adjustment Expenses, Net of Reinsurance	Discount	Subtotal	Reinsurance and Other Recoverables	Liability for Unpaid Losses and Loss Adjustment Expenses
	Cumulative Incurred for Incurral Years Displayed in Triangles	Cumulative Paid for Incurral Years Displayed in Triangles	Unpaid for Incurral Years not Displayed in Triangles			Unpaid Losses and Loss Adjustment Expenses, Net of Reinsurance		
Group long-term disability	$ 14,081	$ (8,142)	$ 1,510	$ 193	$ (1,107)	$ 6,535	$ 231	$ 6,766
Group life and accident, excluding premium waiver	6,509	(5,946)	161	5	(15)	714	7	721
Group short-term disability			126	8	—	134	—	134
Group life premium waiver			565	13	(83)	495	2	497
Group supplemental health			37	—		37	5	42
Total Group Benefits	$ 20,590	$ (14,088)	$ 2,399	$ 219	$ (1,205)	$ 7,915	$ 245	$ 8,160

The following loss triangles present historical loss development for incurred and paid claims by the year the insured claim occurred, referred to as the incurral year. Triangles are limited to the number of years for which claims incurred typically remain outstanding, not exceeding ten years. Short-tail lines, which represent claims generally expected to be paid within a few years, have three years of claim development displayed.

Changes in reserve development evident in the incurred loss triangles differ from prior accident year development recorded by the Company as shown in the reserve rollforward above as the triangles are presented on an undiscounted basis and exclude ULAE.

Group Long-Term Disability

Undiscounted Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

For the years ended December 31,

(Unaudited)

Incurral Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR Reserves	Claims Reported
2013	$ 1,660	$ 1,479	$ 1,429	$ 1,429	$ 1,416	$ 1,413	$ 1,399	$ 1,385	$ 1,378	$ 1,376	$ —	30,655
2014		1,636	1,473	1,430	1,431	1,431	1,408	1,395	1,389	1,382	—	31,808
2015			1,595	1,442	1,422	1,420	1,401	1,385	1,380	1,380	—	32,597
2016				1,651	1,481	1,468	1,437	1,417	1,409	1,401	—	33,313
2017					1,597	1,413	1,358	1,316	1,304	1,296	—	30,996
2018						1,647	1,387	1,309	1,277	1,276	1	28,428
2019							1,650	1,424	1,327	1,284	1	27,436
2020								1,686	1,407	1,323	5	25,793
2021									1,768	1,521	31	26,754
2022										1,842	962	16,039
Total										**$14,081**		

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

For the years ended December 31,

(Unaudited)

Incurral Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 102	$ 443	$ 664	$ 791	$ 881	$ 954	$ 1,016	$ 1,067	$ 1,113	$ 1,153
2014		103	448	675	801	884	960	1,025	1,079	1,122
2015			108	460	687	806	891	962	1,025	1,078
2016				112	479	705	819	907	981	1,043
2017					109	452	658	757	842	911
2018						105	447	639	743	827
2019							101	454	650	751
2020								100	458	663
2021									101	493
2022										101
Total										**$ 8,142**

Group Life and Accident, excluding Premium Waiver

Undiscounted Incurred Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

For the years ended December 31,

(Unaudited)

Incurral Year	2020	2021	2022	IBNR Reserves	Claims Reported
2020	$ 2,072	$ 2,072	$ 2,083	$ 11	61,848
2021		2,384	2,365	30	68,539
2022			2,061	375	56,171
Total			**$ 6,509**		

Cumulative Paid Losses & Allocated Loss Adjustment Expenses, Net of Reinsurance

For the years ended December 31,

(Unaudited)

Incurral Year	2020	2021	2022
2020	$ 1,524	$ 2,033	$ 2,064
2021		1,764	2,320
2022			1,562
Total			**$ 5,946**

Group life, disability and accident reserves, including IBNR

The majority of Group Benefits' reserves are for long-term disability ("LTD") claimants who are known to be disabled and are currently receiving benefits. A Disabled Life Reserve ("DLR") is calculated for each LTD claim. The DLR for each claim is the expected present value of all estimated future benefit payments and includes estimates of claim recovery, investment yield, and offsets from other income, including offsets from Social Security benefits and workers' compensation. Estimated future benefit payments represent the monthly income benefit that is paid until recovery, death or expiration of benefits. Claim recoveries are estimated based on claim characteristics such as age and diagnosis and represent an estimate of benefits that will terminate, generally as a result of the claimant returning to work or being deemed able to return to work. The DLR also includes a liability for payments to claimants who have not yet been approved for LTD. In these cases, the present value of future benefits is reduced for the likelihood of claim denial based on Company experience. For claims recently closed due to recovery, a portion of the DLR is retained for the possibility that the claim reopens upon further evidence of disability. In addition, a reserve for estimated unpaid claim expenses is included in the DLR.

For incurral years with IBNR claims, estimates of ultimate losses are made by applying completion factors to the dollar amount of claims reported or expected depending on the market segment. IBNR represents estimated ultimate losses less both DLR and cumulative paid amounts for all reported claims. Completion factors are derived using standard actuarial techniques using triangles that display historical claim count emergence by incurral month. These estimates are reviewed for reasonableness and are adjusted for current trends and other factors expected to cause a change in claim emergence. The IBNR includes an estimate of unpaid claim expenses, including a provision for the cost of initial set-up of the claim once reported.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For all products, including LTD, there is a period generally ranging from two to twelve months, depending on the product and market segment, where emerged claim information for an incurral year is not yet credible enough to be a basis for an IBNR projection. In these cases, the ultimate losses and allocated loss adjustment expenses are estimated using earned premium multiplied by an expected loss ratio.

The Company also records reserves for future death benefits under group term life policies that provide for premiums to be waived in the event the insured is unable to work due to disability and has satisfied an elimination period, which is typically nine months (premium waiver reserves). The death benefit reserve for these group life premium waiver claims is estimated for a known disabled claimant equal to the present value of expected future cash outflows (typically a lump sum face amount payable at death plus claim expenses) with separate estimates for claimant recovery (when no death benefit is payable) and for death before recovery or benefit expiry (when death benefit is payable). The IBNR for premium waiver death benefits is estimated with standard actuarial development methods.

In addition, the Company also records reserves for group term life, accidental death & dismemberment, short term disability, and other group products that have short claim payout periods. For these products, reserves are determined using paid or reported actuarial development methods. The resulting claim triangles produce a completion pattern and estimate of ultimate loss. IBNR for these lines of business equals the estimated ultimate losses and loss adjustment expenses less the amount of paid or reported claims depending on whether the paid or reported development method was used. Estimates are reviewed for reasonableness and are adjusted for current trends or other factors that affect the development pattern.

Cumulative number of reported claims

For group life, disability and accident coverages, claim counts include claims that are approved, pending approval and terminated and exclude denied claims. Due to the nature of the claims, one claimant represents one event.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

	1st Year	2nd Year	3rd Year	4th Year	5th Year	6th Year	7th Year	8th Year	9th Year	10th Year
				(Unaudited)						
Group long-term disability	7.5 %	26.1 %	15.8 %	8.4 %	6.4 %	5.3 %	4.5 %	3.8 %	3.2 %	2.9 %
Group life and accident, excluding premium waiver	74.6 %	24.0 %	1.4 %							

12. RESERVE FOR FUTURE POLICY BENEFITS

Changes in Reserves for Future Policy Benefits [1]

	For the years ended December 31,	
	2022	**2021**
Beginning liability balance	$ 596	$ 638
Incurred	102	61
Paid	(119)	(94)
Change in unrealized investment gains and losses	(18)	(9)
Ending liability balance	$ 561	$ 596
Ending reinsurance recoverable asset	$ 29	$ 22

[1]Reserve for future policy benefits includes paid-up life insurance and whole-life policies resulting from conversion from group life policies included within the Group Benefits segment and reserves for run-off structured settlement and terminal funding agreement liabilities, which are in the Corporate category.

13. DEBT

The Company's long-term debt securities are issued by Hartford Financial Services Group, Inc. ("HFSG Holding Company"), are unsecured obligations of HFSG Holding Company, and rank on a parity with all other unsecured and unsubordinated indebtedness of HFSG Holding Company.

Debt is carried net of discount and issuance cost.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Long-term Debt by Issuance

	As of December 31,	
	2022	2021
Revolving Credit Facilities	$ —	$ —
Senior Notes and Debentures		
2.8% Notes, due 2029	600	600
5.95% Notes, due 2036	300	300
6.625% Notes, due 2040	295	295
6.1% Notes, due 2041	409	409
6.625% Notes, due 2042	178	178
4.3% Notes, due 2043	300	300
4.4% Notes, due 2048	500	500
3.6% Notes, due 2049	800	800
2.9% Notes, due 2051	600	600
Junior Subordinated Debentures		
7.875% Notes, due 2042	—	600
3 Month LIBOR + 2.125% Notes, due 2067 [1]	500	500
Total Notes and Debentures	4,482	5,082
Unamortized discount and debt issuance cost [2]	(125)	(138)
Total Debt	4,357	4,944
Less: Current maturities	—	—
Long-Term Debt	$ 4,357	$ 4,944

[1]In April 2017, the Company entered into an interest rate swap agreement expiring February 15, 2027 to effectively convert the variable interest payments for this debenture into fixed interest payments of approximately 4.39%.
[2]This amount includes unamortized discount of $72 and $74 as of December 31, 2022 and 2021, respectively, on the 6.1% Notes, due 2041.

The effective interest rate on the 6.1% senior notes due 2041 is 7.9%. The effective interest rate on the remaining notes does not differ materially from the stated rate.

Shelf Registrations

On February 22, 2022, the Company filed with the Securities and Exchange Commission an automatic shelf registration statement (Registration No. 333-262879) for the potential offering and sale of debt and equity securities. The registration statement allows for the following types of securities to be offered: debt securities, junior subordinated debt securities, guarantees, preferred stock, common stock, depositary shares, warrants, stock purchase contracts, and stock purchase units. In that The Hartford is a well-known seasoned issuer, as defined in Rule 405 under the Securities Act of 1933, the registration statement went effective immediately upon filing and The Hartford may offer and sell an unlimited amount of securities under the registration statement during the three-year life of the registration statement.

Senior Notes

On September 21, 2021, The Hartford issued $600 of 2.9% senior notes ("2.9% Notes") due September 15, 2051 for net proceeds of approximately $588, after deducting underwriting discounts and expenses from the offering. Interest is payable semi-annually in arrears on March 15 and September 15, commencing March 15, 2022. The Hartford, at its option, can redeem the 2.9% Notes at any time, in whole or part, at a redemption price equal to the greater of 100% of the principal amount being redeemed or a make-whole amount based on a comparable maturity US Treasury plus 20 basis points, plus any accrued and unpaid interest, except the 2.9% Notes may be redeemed at par within six months of maturity.

On March 30, 2020, The Hartford repaid at maturity the $500 principal amount of its 5.5% senior notes.

Junior Subordinated Debentures

Junior Subordinated Debentures by Issuance as of December 31, 2022

Issue	3 Month LIBOR + 2.125%
Face Value	$ 500
Interest Rate [1]	3 Month LIBOR + 2.125% [2]
Call Date	February 15, 2022 [3]
Final Maturity	February 12, 2067

[1]Payable quarterly in arrears.
[2]Debentures were issued on the original call date of February 15, 2017. The interest rate is variable and resets quarterly. In April 2017, the company entered into an interest rate swap agreement expiring February 15, 2027 to effectively convert the interest payments for the 3 Month LIBOR + 2.125% debenture into fixed interest payments of approximately 4.39%.
[3]Although the original call date was February 15, 2017, a Replacement Capital Covenant associated with the debenture prohibits the Company from redeeming all or any portion of the notes on or prior to February 15, 2022, unless consent from covered bondholders is obtained.

On April 15, 2022, The Hartford redeemed at par $600 aggregate principal amount of its 7.875% junior subordinated debentures due 2042 and recognized, in insurance operating costs and other expenses, a loss on extinguishment of debt of $9, before tax, for unamortized debt issuance costs.

The 3 Month LIBOR plus 2.125% debentures are unsecured, subordinated and junior in right of payment and upon liquidation to all of the Company's existing and future senior indebtedness. In addition, the debentures are effectively subordinated to all of the Company's subsidiaries' existing and future indebtedness and other liabilities, including obligations to policyholders. The debentures do not limit the Company's or the Company's subsidiaries' ability to incur additional debt, including debt that ranks senior in right of payment and upon liquidation to the debentures.

The Company has the right to defer interest payments for up to a consecutive ten years without giving rise to an event of default. Deferred interest will continue to accrue and will accrue additional interest at the then applicable interest rate. If the Company defers interest payments, the Company generally may not make payments on or redeem or purchase any shares of its capital stock or any of its debt securities or guarantees that rank

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

upon liquidation, dissolution or winding up equally with or junior to the debentures, subject to certain limited exceptions.

The Company may elect to redeem the 3 Month LIBOR plus 2.125% debentures in whole or in part on or after the call date for the principal amount being redeemed plus accrued and unpaid interest to the date of redemption.

In connection with the offering of the 3 Month LIBOR plus 2.125% debenture, the Company entered into a Replacement Capital Covenant ("RCC") for the benefit of holders of one or more designated series of the Company's indebtedness, initially the Company's 4.3% notes due 2043. Under the terms of the RCC, if the Company redeems the debenture any time prior to February 12, 2047 (or such earlier date on which the RCC terminates by its terms) it can only do so with the proceeds from the sale of certain qualifying replacement securities.

The U.K. Financial Conduct Authority ("FCA") announced that publication of U.S. dollar LIBOR on a representative basis would cease immediately after June 30, 2023. The Company continues to monitor the potential impacts of the discontinuation of LIBOR, which is used as a benchmark or reference rate for certain investments and derivatives the Company owns, and floating rate debt the Company has issued. Uncertainties and risks relating to the transition from LIBOR have been reduced by the federal Adjustable Interest Rate (LIBOR) Act, which addresses replacement of LIBOR in certain contracts governed by U.S. law (including the law of any U.S. state), including the 3 Month LIBOR plus 2.125% debenture.

Long-Term Debt

Long-term Debt Maturities (at par value) as of December 31, 2022

2023 - Current maturities	$	—
2024	$	—
2025	$	—
2026	$	—
2027	$	—
Thereafter	$	4,482

Revolving Credit Facility

In 2018, The Hartford entered into a $750 senior unsecured five-year revolving credit facility (the "Credit Facility"), with an expiration date of March 29, 2023. On October 27, 2021, The Hartford amended and restated the Credit Facility (as amended, the "2021 Credit Facility") which, among other changes, extends the term of the facility through October 27, 2026, includes provisions for determining LIBOR successor rates, and resets the level of The Hartford's minimum consolidated net worth financial covenant to $11.25 billion, excluding AOCI. The 2021 Credit Facility provides up to $750 of unsecured credit, including $100 available to support letters of credit. Under the 2021 Credit Facility:

- Revolving loans may be in multiple currencies.

- U.S. dollar loans will bear interest at a floating rate equivalent to an indexed rate that varies depending on the type of borrowing plus a basis point spread based

on The Hartford's credit rating and will mature no later than October 27, 2026.

- Letters of credit bear a fee based on The Hartford's credit rating and expire no later than October 27, 2027.

The 2021 Credit Facility limits the ratio of senior debt to capitalization, excluding AOCI, at 35% and includes other customary covenants. The 2021 Credit Facility is for general corporate purposes.

As of December 31, 2022, no borrowings were outstanding, no letters of credit were issued under the 2022 Credit Facility and the Company was in compliance with all financial covenants.

Lloyd's Letter of Credit Facilities

On November 5, 2020, The Hartford entered into a committed credit facility agreement with a syndicate of lenders (the "Club Facility"). The Club Facility had two tranches with one tranche extending a $104 commitment and the other tranche extending a £85 million ($115 as of December 31, 2021) commitment. In addition, on November 5, 2020, The Hartford entered into a non-committed $25 credit facility with a lender (the "Bilateral Facility"). The term of both of these facilities was two years. The purpose of these facilities was to issue letters of credit that may be treated as Funds at Lloyd's to support underwriting capacity provided by the Navigators Corporate Underwriters Limited to the Lloyd's Syndicate 1221 for the 2021 and 2022 underwriting years of account (and prior open years). As of December 31, 2021, letters of credit with an aggregate face amount of $104 and £68 million, or $92, were outstanding under the Club Facility and no letters of credit were outstanding under the Bilateral Facility.

On November 1, 2022, The Hartford amended and restated its Club Facility agreement. The Club Facility has two tranches, with one tranche extending a $74 commitment and the other tranche extending a £79 million ($95 as of December 31, 2022) commitment. The term of the facility is two years. The purpose of this facility is to issue letters of credit that may be treated as Funds at Lloyd's to support underwriting capacity provided by the Navigators Corporate Underwriters Limited to the Lloyd's Syndicate 1221 for the 2023 and 2024 underwriting years of account (and prior open years). As of December 31, 2022, letters of credit with an aggregate face amount of $74 and £79 million, or $95, were outstanding under the Club Facility. The Bilateral Facility agreement terminated on November 5, 2022.

Among other covenants, the Club Facility contains financial covenants regarding The Hartford's consolidated net worth and financial leverage and that limit the amount of letters of credit that can support Funds at Lloyd's, consistent with Lloyd's requirements. As of December 31, 2022, The Hartford was in compliance with all financial covenants of the facility.

Collateralized Advances with Federal Home Loan Bank of Boston

The Company's subsidiaries, Hartford Fire Insurance Company ("Hartford Fire") and Hartford Life and Accident Insurance Company ("HLA"), are members of the Federal Home Loan Bank of Boston ("FHLBB"). Membership allows these subsidiaries access to collateralized advances, which may be short- or long-term with fixed or variable rates. FHLBB

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

membership required the purchase of member stock and requires additional member stock ownership of 3% or 4% of any amount borrowed. Acceptable forms of collateral include real estate backed fixed maturities and mortgage loans and the amount of advances that can be taken is limited to a percentage of the fair value of the assets that ranges from a high of 97% for US government-backed fixed maturities maturing within 3 years to a low of 40% for A-rated commercial mortgage-backed fixed maturities maturing in 5 years or more. In its consolidated balance sheets, The Hartford presents the liability for advances taken based on use of the funds with advances for general corporate purposes presented in short- or long-term debt and

advances to earn incremental investment income presented in other liabilities, consistent with other collateralized financing transactions such as securities lending and repurchase agreements. The Connecticut Department of Insurance permits Hartford Fire and HLA to pledge up to $1.3 billion and $0.6 billion in qualifying assets, respectively, without prior approval, to secure FHLBB advances in 2023. The pledge limit is determined quarterly based on statutory admitted assets and capital and surplus of Hartford Fire and HLA, respectively.

As of December 31, 2022, there were no advances outstanding under the FHLBB facility.

14. COMMITMENTS AND CONTINGENCIES

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes liabilities for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated liability at the low end of the range of losses.

Litigation

The Hartford is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending or providing indemnity for third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Hartford accounts for such activity through the establishment of unpaid loss and loss adjustment expense reserves. Subject to the uncertainties related to sexual molestation and sexual abuse claims discussed in Note 11, Reserve for Unpaid Losses and Loss Adjustment Expenses, and in the following discussion under the caption "COVID-19 Pandemic Business Income Insurance Litigation" and under the caption "Run-off Asbestos and Environmental Claims," management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of The Hartford.

The Hartford is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. In addition to the matter described below, these actions include putative class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, underpayment of claims or improper sales or underwriting practices in connection with various kinds of insurance policies, such as personal and commercial automobile, property, disability, and life. The Hartford also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims or other allegedly unfair or improper business practices. Like many other insurers, The Hartford also has been joined in actions by asbestos plaintiffs asserting, among other things, that insurers had a duty to protect the public from the dangers of asbestos and that insurers committed unfair trade practices by asserting defenses on behalf of their policyholders in the underlying asbestos cases. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for estimated losses, will not be material to the consolidated financial condition of The Hartford. Nonetheless,

given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, the outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

COVID-19 Pandemic Business Income Insurance Litigation

Like many others in the property and casualty insurance industry, beginning in April 2020, various direct and indirect subsidiaries of the Company (collectively the "Hartford Writing Companies"), and in some instances the Company itself, have been served as defendants in lawsuits seeking insurance coverage under commercial insurance policies issued by the Hartford Writing Companies for alleged losses resulting from the shutdown or suspension of their businesses due to the spread of COVID-19. More than 300 such lawsuits have been filed, of which more than 60 purport to be filed on behalf of broad nationwide or statewide classes of policyholders. These lawsuits have been filed in state and federal courts in roughly 35 states. Although the allegations vary, the plaintiffs generally seek a declaration of insurance coverage, damages for breach of contract in unspecified amounts, interest, and attorneys' fees. Many of the lawsuits also allege that the insurance claims were denied in bad faith or otherwise in violation of state laws and seek extra-contractual or punitive damages. Some of the lawsuits also allege that the Hartford Writing Companies engaged in unfair business practices by collecting or retaining excess premium.

The Company and its subsidiaries deny the allegations and continue to vigorously defend these suits. The Hartford Writing Companies maintain that they have no coverage obligations with respect to these suits for business income allegedly lost by the plaintiffs due to the COVID-19 pandemic based on the clear terms of the applicable insurance policies. Although the policy terms vary depending, among other things, upon the size, nature, and location of the policyholder's business, in general, the claims at issue in these lawsuits were denied because the claimant identified no direct physical damage or loss to property at the insured premises, and the governmental orders that led to the complete or partial shutdown of the business were not due to the existence of any direct physical damage or loss in the immediate vicinity of the insured premises and did not prohibit access to the insured premises, as required by the terms of the insurance policies. In addition, the vast majority of the policies at issue expressly exclude from coverage any loss caused directly

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

or indirectly by the presence, growth, proliferation, spread or activity of a virus, subject to a narrow set of exceptions not applicable in connection with this pandemic, and contain a pollution and contamination exclusion that, among other things, expressly excludes from coverage any loss caused by material that threatens human health or welfare.

In addition to the inherent difficulty in predicting litigation outcomes, the COVID-19 pandemic business income coverage lawsuits present numerous uncertainties and contingencies that are not yet fully known, including how many additional claims or lawsuits could be filed, the extent to which any state or nationwide classes will be certified, and the size and scope of any such classes. The legal theories advocated by plaintiffs vary significantly by case as do the state laws that govern the policy interpretation. These lawsuits are at various stages of litigation: some are in the earliest stages of litigation, some complaints may be amended, some have been dismissed voluntarily and may be refiled, while many have been dismissed through rulings in favor of the Hartford Writing Companies. Discovery is underway in certain single plaintiff cases and class actions. More than 60 policyholders have appealed dismissals in favor of the Hartford Writing Companies. To date, The Hartford Writing Companies have received fourteen appellate affirmances of trial court decisions in the Hartford Writing Companies' favor, including decisions from the Second, Fifth, Sixth, Seventh, Eighth, Ninth and Eleventh Circuit Courts of Appeal, as well as from one state supreme court and two state appellate courts. The remainder of the Hartford Writing Companies' appeals are at various stages of the appellate process or have been remanded to the trial court for further proceedings. In addition, business income calculations depend upon a wide range of factors that are particular to the circumstances of each individual policyholder and, here, almost none of the plaintiffs have submitted proofs of loss or otherwise quantified or factually supported any allegedly covered loss, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. Accordingly, management cannot now reasonably estimate the possible loss or range of loss, if any. Nonetheless, given the large number of claims and potential claims, the indeterminate amounts sought, and the inherent unpredictability of litigation, it is possible that adverse outcomes, if any, in the aggregate, could have a material adverse effect on the Company's consolidated operating results or liquidity.

Run-off Asbestos and Environmental Claims

The Company continues to receive A&E claims. Asbestos claims relate primarily to bodily injuries asserted by people who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

The vast majority of the Company's exposure to A&E relates to Run-off A&E reported within the P&C Other Operations segment. In addition, since 1986, the Company has written asbestos and environmental exposures under general liability policies and pollution liability under homeowners policies, which are reported in the Commercial Lines and Personal Lines segments, respectively.

Prior to 1986, the Company wrote several different categories of insurance contracts that may cover A&E claims. First, the

Company wrote primary policies providing the first layer of coverage in an insured's liability program. Second, the Company wrote excess and umbrella policies providing higher layers of coverage for losses that exhaust the limits of underlying coverage. Third, the Company acted as a reinsurer assuming a portion of those risks assumed by other insurers writing primary, excess, umbrella and reinsurance coverages.

Significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid gross losses and expenses related to environmental and asbestos claims. The degree of variability of gross reserve estimates for these exposures is significantly greater than for other more traditional exposures.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate loss development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation, and inconsistent and emerging legal doctrines with respect to the underlying claims and with respect to the Company's coverage obligations. Furthermore, over time, insurers, including the Company, have experienced significant changes in the rate at which asbestos claims are brought, the claims experience of particular insureds, and the value of claims, making predictions of future exposure from past experience uncertain. Plaintiffs and insureds also have sought to use bankruptcy proceedings, including "pre-packaged" bankruptcies, to accelerate and increase loss payments by insurers. In addition, some policyholders have asserted new classes of claims for coverages to which an aggregate limit of liability may not apply. Further uncertainties include insolvencies of other carriers, insolvencies of insureds and unanticipated developments pertaining to the Company's ability to recover reinsurance for A&E claims. Management believes these issues are not likely to be resolved in the near future.

In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include expanding theories of liability and damages against insureds, emerging risks such as per-and polyfluoroalkyl substances ("PFAS"), the risks inherent in major litigation, inconsistent and emerging legal doctrines concerning the existence and scope of coverage for environmental claims, and the scope and level of complexity of the remediation required by regulators.

The reporting pattern for assumed reinsurance claims, including those related to A&E claims, is much longer than for direct claims. In many instances, it takes months or years to determine that the policyholder's own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.

It is also not possible to predict changes in the legal and legislative environment and their effect on the future development of A&E claims.

Given the factors described above, the Company believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for A&E exposures. For this reason, the Company principally relies on exposure-based analysis to estimate the ultimate costs of these claims, both gross and net of reinsurance, and regularly evaluates new account information in assessing its potential

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A&E exposures. The Company supplements this exposure-based analysis with evaluations of the Company's historical direct net loss and expense paid and reported experience, and net loss and expense paid and reported experience by calendar and/or report year, to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and reported activity.

While the Company believes that its current A&E reserves are appropriate, significant uncertainties limit the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related expenses. The ultimate liabilities, thus, could exceed the currently recorded reserves, and any such additional liability, while not estimable now, could be material to The Hartford's consolidated operating results or liquidity.

For its Run-off A&E, as of December 31, 2022, the Company reported $390 of net asbestos and environmental reserves, including the benefit of losses ceded to the A&E ADC. In addition, the Company has recorded a $594 deferred gain within other liabilities for losses economically ceded to NICO but for which the benefit is not recognized in earnings until later periods. While the Company believes that its current run-off A&E reserves are appropriate, significant uncertainties limit our ability to estimate the ultimate reserves necessary for unpaid losses and related expenses. The ultimate liabilities, thus, could exceed the currently recorded reserves, and any such additional liability, while not reasonably estimable now, could be material to The Hartford's consolidated operating results or liquidity.

The Company's A&E ADC reinsurance agreement with NICO reinsures substantially all A&E reserve development for 2016 and prior accident years, including Run-off A&E and A&E reserves included in Commercial Lines and Personal Lines. The A&E ADC has a coverage limit of $1.5 billion above the Company's existing net A&E reserves as of December 31, 2016 of approximately $1.7 billion. As of December 31, 2022, the Company has incurred $1,244 in cumulative adverse development on A&E reserves that have been ceded under the A&E ADC treaty with NICO, leaving $256 of coverage available for future adverse net reserve development, if any. Cumulative adverse development of A&E claims for accident years 2016 and prior could ultimately exceed the $1.5 billion treaty limit in which case any adverse development in excess of the treaty limit would be absorbed as a charge to earnings by the Company. In these scenarios, the effect of these charges could be material to the Company's consolidated operating results or liquidity. For more information on the A&E ADC, refer to Note 11, Reserve for Unpaid Losses and Loss Adjustment Expenses.

Unfunded Commitments

As of December 31, 2022, the Company has outstanding commitments totaling $2.8 billion, of which $2.1 billion is primarily committed to fund limited partnerships and other alternative investments, which may be called by the partnership during the commitment period to fund the purchase of new investments and partnership expenses. The funding of purchase investments in limited partnerships and other alternative investments are at the discretion of the general partner or manager and may be called at any time. Additionally, $335 of the outstanding commitments relate to various funding obligations primarily associated with private debt. The remaining outstanding commitments of $351 relate to mortgage loans. Of the $2.8 billion in total outstanding commitments, $66 are related to mortgage loan commitments which the Company can cancel unconditionally.

Guaranty Funds and Other Insurance-related Assessments

In all states, insurers licensed to transact certain classes of insurance are required to become members of a guaranty fund. In most states, in the event of the insolvency of an insurer writing any such class of insurance in the state, the guaranty funds may assess its members to pay covered claims of the insolvent insurers. Assessments are based on each member's proportionate share of written premiums in the state for the classes of insurance in which the insolvent insurer was engaged. Assessments are generally limited for any year to one or two percent of the premiums written per year depending on the state. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

Liabilities for guaranty fund and other insurance-related assessments are accrued when an assessment is probable, when it can be reasonably estimated, and when the event obligating the Company to pay an imposed or probable assessment has occurred. Liabilities for guaranty funds and other insurance-related assessments are not discounted and are included as part of other liabilities in the Consolidated Balance Sheets. As of December 31, 2022 and 2021 the liability balance was $82 and $74, respectively. As of December 31, 2022 and 2021, there were $1 and $0 of premium tax offsets related to guaranty fund or other insurance-related assessments.

Derivative Commitments

Certain of the Company's derivative agreements contain provisions that are tied to the financial strength ratings, as set by nationally recognized statistical agencies, of the individual legal entity that entered into the derivative agreement. If the legal entity's financial strength were to fall below certain ratings, the counterparties to the derivative agreements could, in certain instances, terminate the agreements and demand immediate settlement of all outstanding derivative positions traded under each impacted bilateral agreement.

The settlement amount is determined by netting the derivative positions transacted under each agreement. If the termination rights were to be exercised by the counterparties, it could impact the legal entity's ability to conduct hedging activities by increasing the associated costs and decreasing the willingness of counterparties to transact with the legal entity. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position as of December 31, 2022 was $8 for which the legal entities have posted collateral of $8 in the normal course of business. Based on derivative contractual terms as of December 31, 2022, a downgrade of the current financial strength ratings by either Moody's or S&P would not require additional assets to be posted as collateral. This requirement could change as a result of changes in our hedging activities or to the extent changes in contractual terms are negotiated. The nature of the additional

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

collateral that we would post, if required, would be primarily in the form of U.S. Treasury bills, U.S. Treasury notes and government agency securities.

Guarantees

In the ordinary course of selling businesses or entities to third parties, the Company has agreed to indemnify purchasers for losses arising subsequent to the closing due to breaches of representations and warranties with respect to the business or entity being sold or with respect to covenants and obligations of the Company and/or its subsidiaries. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or applicable. The Company does not expect to make any material payments on these guarantees and is not carrying any material liabilities associated with these guarantees.

The Hartford has guaranteed the timely payment of contractual claims under certain life, accident and health and annuity contracts issued by its former life and annuity business with most of the guaranteed contracts issued between 1990 and 1997 (the "Talcott Guarantees"). Upon the sale of the life and annuity business in May 2018, the purchaser indemnified the Company for any liability arising under the guarantees. The Talcott Guarantees cover contractual obligations only but otherwise have no limitation as to maximum potential future payments. Prior to January 1, 2020, the Company had not recorded a liability because the likelihood of any payment under the Talcott Guarantees is remote. Upon adoption of new credit

loss guidance on January 1, 2020, the Company estimated a LCL of $25. For further information refer to Note 1 - Basis of Presentation and Significant Accounting Policies.

The LCL for Talcott Guarantees is calculated for the estimated amount payable under guaranteed contracts multiplied by the probability of default and the amount of loss given a default. The probability of default is assigned by credit rating of the applicable insurance company that issued the contract and is based on historical insurance industry defaults for liabilities with similar durations estimated through multiple economic cycles. Credit ratings are current and forward-looking and consider a variety of economic outcomes. Because annuities represent the majority of the contracts issued, the loss given default factors are based on a historical study of annuity policyholder recoveries from insolvent estate assets. The Company's exposure is expected to run off over a period that will include more than one economic cycle.

The Company's evaluation of the required LCL for the Talcott Guarantees considers the current economic environment as well as macroeconomic scenarios similar to the approach used to estimate the ACL for mortgage loans. See Note 5 - Investments. In 2020, the LCL increased to $26 primarily due to the increasing impacts of COVID-19. In 2021, the LCL decreased to $25 primarily reflecting a decrease in the estimated amount payable under guaranteed contracts as well as lessening expected impacts of COVID-19 relative to prior assumptions. During 2022, the LCL decreased to $22 primarily reflecting a decrease in the estimated amount payable under guaranteed contracts. The Company has never experienced a loss on financial guarantees similar to the Talcott Guarantees and we believe the risk of loss is remote.

15. EQUITY

Equity Repurchase Program

In July, 2022, the Board of Directors approved a share repurchase authorization for up to $3.0 billion effective from August 1, 2022 to December 31, 2024. As of December 31, 2022, the Company has $2.75 billion remaining for equity repurchases under this share repurchase program.
The Hartford's $3.0 billion equity repurchase program authorized by its Board of Directors in December 2020, expired on December 31, 2022. During the year ended December 31, 2022 and 2021, the Company repurchased $1.6 billion (22.3 million shares) and $1.7 billion (25.9 million shares), respectively, of common stock under these repurchase programs. During the period from January 1, 2023 through February 23, 2023, the Company repurchased $209 (2.7 million shares) under these repurchase programs.

The timing of any repurchases of shares under the remaining equity repurchase authorization is dependent upon several factors, including the market price of the Company's securities, the Company's capital position, consideration of the effect of any repurchases on the Company's financial strength or credit ratings, the Company's blackout periods, and other considerations.

Under The Hartford's previous $1.0 billion share repurchase program authorized by its Board of Directors in February 2019

and which expired on December 31, 2020, the Company repurchased 2.7 million shares for $150 during the year ended 2020.

Preferred Stock

The Company has outstanding 13.8 million depositary shares each representing 1/1000th interest in a share of the Company's 6.0% Series G non-cumulative perpetual preferred stock ("Preferred Stock") with a liquidation preference of $25,000 per share (equivalent to $25.00 per depositary share). The Preferred Stock is perpetual and has no maturity date. Dividends are recorded when declared. Dividends are payable, if declared, quarterly in arrears on the 15th day of February, May, August and November of each year. If a dividend is not declared and paid or made payable on all outstanding shares of the Preferred Stock for the latest completed dividend period, no dividends may be paid or declared on The Hartford's common stock and The Hartford may not purchase, redeem, or otherwise acquire its common stock.

The Preferred Stock is redeemable at the Company's option in whole or in part, on or after November 15, 2023 at a redemption price of $25,000 per share, plus unpaid dividends attributable to the current dividend period. Prior to November 15, 2023, the Preferred Stock is redeemable at the Company's option, in whole but not in part, within 90 days of the occurrence of (a) a

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

rating agency event at a redemption price equal to $25,500 per share, plus unpaid dividends attributable to the current dividend period in circumstances where a rating agency changes its criteria used to assign equity credit to securities like the Preferred Stock; or (b) a regulatory capital event at a redemption price equal to $25,000 per share, plus unpaid dividends attributable to the current dividend period in circumstances where a capital regulator such as a state insurance regulator changes or proposes to change capital adequacy rules.

Statutory Results

The U.S. domestic insurance subsidiaries of The Hartford prepare their statutory financial statements in conformity with statutory accounting practices prescribed or permitted by the applicable state insurance department which vary materially from U.S. GAAP. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations and general administrative rules. The differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP vary between domestic and foreign jurisdictions. The principal differences are that statutory financial statements do not reflect deferred policy acquisition costs and limit deferred income taxes, recognize a deferred gain on retroactive reinsurance within a special surplus account rather than as other liabilities, predominately use interest rate and mortality assumptions prescribed by the NAIC for life benefit reserves, generally carry bonds at amortized cost, and present reinsurance assets and liabilities net of reinsurance. For reporting purposes, statutory capital and surplus is referred to collectively as "statutory capital".

U.S. Statutory Net Income

	For the years ended December 31,		
	2022	2021	2020
Group Benefits Insurance Subsidiary	$ 378	$ 32	$ 310
Property and Casualty Insurance Subsidiaries	1,514	1,774	1,598
Total	**$ 1,892**	**$ 1,806**	**$ 1,908**

U.S. Statutory Capital

	As of December 31,	
	2022	2021
Group Benefits Insurance Subsidiary	$ 2,571	$ 2,410
Property and Casualty Insurance Subsidiaries	12,111	11,914
Total	**$ 14,682**	**$ 14,324**

Regulatory Capital Requirements

The Company's U.S. insurance companies' states of domicile impose risk-based capital ("RBC") requirements. The requirements provide a means of measuring the minimum amount of statutory capital appropriate for an insurance company to support its overall business operations based on its size and risk profile. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. All of the Company's operating insurance subsidiaries had RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

Similar to the RBC ratios that are employed by U.S. insurance regulators, regulatory authorities in the international jurisdictions in which the Company operates generally establish minimum solvency requirements for insurance companies. All of the Company's international insurance subsidiaries expect to maintain capital levels in excess of the minimum levels required by the applicable regulatory authorities.

Dividend Restrictions

Dividends to HFSG Holding Company from its insurance subsidiaries are restricted by insurance regulation. The Company's principal insurance subsidiaries are domiciled in the United States and the United Kingdom.

The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's statutory policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations, if such company is a life insurance company) for the preceding year, in each case determined under statutory insurance accounting principles. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner.

Property casualty insurers domiciled in New York, including Navigators Insurance Company ("NIC") and Navigators Specialty Insurance Company ("NSIC"), generally may not, without notice to and approval by the state insurance commissioner, pay dividends out of earned surplus in any twelve-month period that exceeds the lesser of (i) 10% of the insurer's statutory policyholders' surplus as of the most recent financial statement on file, or (ii) 100% of its adjusted net investment income, as defined, for the same twelve month period.

Corporate members of Lloyd's Syndicates may pay dividends to its parent to the extent of available profits that have been distributed from the syndicate in excess of the Funds at Lloyd's ("FAL") capital requirement and subject to restrictions imposed under UK Company Law. The FAL is determined based on the syndicate's solvency capital requirement of the syndicate under the Solvency II capital adequacy model, the current regulatory framework governing UK domiciled insurers, plus a Lloyd's specific economic capital assessment. Insurers domiciled in the United Kingdom may pay dividends to its parent out of its statutory profits subject to restrictions imposed under U.K. Company law and Solvency II.

The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances more restrictive) limitations on the payment of dividends. In addition to statutory limitations on paying dividends, the Company also takes other items into consideration when determining dividends from subsidiaries. These considerations include, but are not limited to, expected

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

earnings and capitalization of the subsidiaries, regulatory capital requirements, liquidity requirements and state deposit requirements of the individual operating company.

In 2022, the Company received $240 of dividends from HLA and $157 from Hartford Funds. In addition, HFSG Holding Company received $1.4 billion of net dividends from P&C subsidiaries in 2022 which excludes $395 of P&C dividends that were subsequently contributed to P&C subsidiaries and $50 of P&C dividends related to interest payments on an intercompany note owed by Hartford Holding Inc. ("HHI") to Hartford Fire Insurance Company.

The Company's property and casualty insurance subsidiaries have regulatory dividend capacity of $1.8 billion for 2023, and expects available net dividends to the HFSG Holding Company of $1.5 billion after considering state deposit and regulatory capital requirements to support growth in certain entities, dividends that are expected to be subsequently contributed to

P&C subsidiaries and dividends related to interest on intercompany notes. The HFSG Holding Company expects to receive approximately $1.5 billion of net dividends from the Company's property and casualty insurance subsidiaries in 2023.

HLA has regulatory dividend capacity of $408 in 2023 with approximately $400 of dividends expected in 2023.

There are no current restrictions on HFSG Holding Company's ability to pay dividends to its stockholders.

Restricted Net Assets

As of December 31, 2022, the Company's insurance subsidiaries had net assets of $12.9 billion, determined in accordance with U.S. GAAP, that were restricted from payment to the HFSG Holding Company, without prior regulatory approval.

16. INCOME TAXES

Income Tax Expense

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions, as applicable. Income before income taxes included income from domestic operations of $2,256, $2,910 and $2,222 for the years ended December 31, 2022, 2021 and 2020, and income (losses) from foreign operations of $2, $(14) and $(102) for the years ended December 31, 2022, 2021 and 2020.

Income Tax Expense

	For the years ended December 31,		
	2022	2021	2020
Income tax expense (benefit)			
Current - U.S. federal	$ 550	$ 486	$ 410
Foreign	(1)	2	—
Total current	**549**	**488**	**410**
Deferred - U.S. federal	(124)	49	(20)
Foreign	18	(6)	(7)
Total deferred	**(106)**	**43**	**(27)**
Total income tax expense	**$ 443**	**$ 531**	**$ 383**

Income Tax Rate Reconciliation

	For the years ended December 31,		
	2022	2021	2020
Tax provision at U.S. federal statutory rate	$ 474	$ 608	$ 445
Nontaxable net investment income	(29)	(67)	(57)
Other	(2)	(10)	(5)
Provision for income taxes	**$ 443**	**$ 531**	**$ 383**

Deferred Taxes

Deferred tax assets and liabilities on the consolidated balance sheets represent the tax consequences of differences between the financial reporting and tax basis of assets and liabilities.

The Company predominantly pays non-income state taxes as a percentage of premiums written which are accounted for as policy acquisition costs. State income taxes were $4, $4 and $3 for the years ended December 31, 2022, 2021 and 2020, respectively, and are included in other expenses. The Hartford has not recorded state deferred taxes, including net deferred tax assets from state operating loss carryforwards, because the Company does not expect to earn state taxable income to utilize such state tax benefits.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred Tax Assets (Liabilities)

	As of December 31,	
	2022	**2021**
Deferred tax assets		
Loss reserves and tax discount	$ 449	$ 386
Unearned premium reserve and other underwriting related reserves	442	406
Investment-related items	—	8
Employee benefits	167	225
Net unrealized losses on investments	668	—
Net operating loss carryover	37	29
Other	19	—
Total deferred tax assets	**1,782**	**1,054**
Valuation allowance	(27)	(7)
Deferred tax assets, net of valuation allowance	**1,755**	**1,047**
Deferred tax liabilities		
Deferred acquisition costs	(146)	(129)
Investment-related items	(48)	—
Net unrealized gains on investments	—	(428)
Other depreciable and amortizable assets	(112)	(216)
Other	—	(4)
Total deferred tax liabilities	**(306)**	**(777)**
Net deferred tax asset	**$ 1,449**	**$ 270**

As of December 31, 2022, the Company has a deferred tax asset for foreign net operating losses of $37 partially offset by a valuation allowance of $27. While the foreign net operating losses ("NOLs") do not expire, this assessment reflects uncertainty in the Company's ability to generate sufficient taxable income in the near term in those specific jurisdictions.

Management has assessed the need for a valuation allowance against its deferred tax assets based on tax character and jurisdiction. In making the assessment, management considered future taxable temporary difference reversals, future taxable income exclusive of reversing temporary differences, the ability to hold assets to recovery, and carryovers, taxable income in open carry back years and other tax planning strategies which management views as prudent and feasible.

Uncertain Tax Positions

Rollforward of Unrecognized Tax Benefits

	For the years ended December 31,		
	2022	**2021**	**2020**
Balance, beginning of period	$ 16	$ 15	$ 14
Gross increases - tax positions in current period	6	6	1
Lapse of statute of limitations	—	(5)	—
Balance, end of period	**$ 22**	**$ 16**	**$ 15**

The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate in the period of the release. In 2021, the Company recognized $5 of its previously unrecognized tax benefits associated with dividends from segregated asset accounts of the life and annuity business sold in 2018. This liability was subject to a tax indemnification agreement and a corresponding receivable included in other assets has been taken down upon lapse of the statute of limitations.

Other Tax Matters

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which is generally effective for years beginning after December 31, 2022. Notably, the bill created a 15% corporate alternative minimum tax ("CAMT") on corporations with three-year average financial statement income over $1 billion. The Internal Revenue Service has issued limited preliminary guidance. The Company has made certain interpretations and assumptions to comply with the CAMT. While the Company's financial statement income is over $1 billion, it is not expected the Company would have a CAMT liability. If CAMT is paid in the future, the amount would be indefinitely available as a credit carryforward that would reduce tax in future years and would be treated as a temporary item reflected within deferred taxes.

The federal income tax audits for the Company have been completed through 2013, and the Company is not currently under federal income tax examination for any open years. The statute of limitations is closed through the 2018 tax year with the exception of NOL carryforwards utilized in open tax years. Management believes that adequate provision has been made in the Company's Consolidated Financial Statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

The Company classifies interest and penalties (if applicable) as income tax expense in the Consolidated Financial Statements. The Company recognized net interest expense of $1 in the year ended December 31, 2022 and net interest income of $1 and $1 for the years ended December 31, 2021 and 2020. The Company does not believe it would be subject to any penalties in any open tax years and, therefore, has not recorded any accrual for penalties.

17. CHANGES IN AND RECLASSIFICATIONS FROM ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in AOCI, Net of Tax for the Year Ended December 31, 2022

		Changes in				
	Net Unrealized Gain (Loss) on Fixed Maturities, AFS	Unrealized Loss on Fixed Maturities with ACL	Net Gain (Loss) on Cash Flow Hedging Instruments	Foreign Currency Translation Adjustments	Pension and Other Postretirement Plan Adjustments	AOCI, net of tax
Beginning balance	$ 1,616	$ (2)	$ 6	$ 41	$ (1,489)	$ 172
OCI before reclassifications	(5,611)	(6)	56	(13)	119	(5,455)
Amounts reclassified from AOCI	282	—	(13)	—	62	331
OCI, before tax	(5,329)	(6)	43	(13)	181	(5,124)
Income tax benefit (expense)	1,119	1	(9)	3	(38)	1,076
OCI, net of tax	(4,210)	(5)	34	(10)	143	(4,048)
Ending balance	$ (2,594)	$ (7)	$ 40	$ 31	$ (1,346)	$ (3,876)

Changes in AOCI, Net of Tax for the Year Ended December 31, 2021

		Changes in				
	Net Unrealized Gain (Loss) on Fixed Maturities, AFS	Unrealized Loss on Fixed Maturities with ACL	Net Gain (Loss) on Cash Flow Hedging Instruments	Foreign Currency Translation Adjustments	Pension and Other Postretirement Plan Adjustments	AOCI, net of tax
Beginning balance	$ 2,834	$ (2)	$ 12	$ 43	$ (1,717)	$ 1,170
OCI before reclassifications	(1,307)	—	28	(3)	219	(1,063)
Amounts reclassified from AOCI	(234)	—	(36)	—	70	(200)
OCI, before tax	(1,541)	—	(8)	(3)	289	(1,263)
Income tax benefit (expense)	323	—	2	1	(61)	265
OCI, net of tax	(1,218)	—	(6)	(2)	228	(998)
Ending balance	$ 1,616	$ (2)	$ 6	$ 41	$ (1,489)	$ 172

Changes in AOCI, Net of Tax for the Year ended December 31, 2020

		Changes in				
	Net Unrealized Gain (Loss) on Fixed Maturities, AFS	Unrealized Loss on Fixed Maturities with ACL	Net Gain (Loss) on Cash Flow Hedging Instruments	Foreign Currency Translation Adjustments	Pension and Other Postretirement Plan Adjustments	AOCI, net of tax
Beginning balance	$ 1,684	$ (3)	$ 9	$ 34	$ (1,672)	$ 52
OCI before reclassifications	1,627	1	30	11	(117)	1,552
Amounts reclassified from AOCI	(171)	—	(26)	—	60	(137)
OCI, before tax	1,456	1	4	11	(57)	1,415
Income tax benefit (expense)	(306)	—	(1)	(2)	12	(297)
OCI, net of tax	1,150	1	3	9	(45)	1,118
Ending balance	$ 2,834	$ (2)	$ 12	$ 43	$ (1,717)	$ 1,170

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Reclassifications from AOCI

AOCI	Amount Reclassified from AOCI			Affected Line Item in the Consolidated Statement of Operations
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	
Net Unrealized Gain on Fixed Maturities				
Fixed maturities, AFS	$ (282)	$ 234	$ 171	Net realized gains (losses)
	(282)	**234**	**171**	**Total before tax**
	(59)	49	36	Income tax expense
	$ (223)	$ 185	$ 135	**Net income**
Net Gains (Losses) on Cash Flow Hedging Instruments				
Interest rate swaps	$ 6	$ 41	$ 29	Net investment income
Interest rate swaps	(2)	(10)	(7)	Interest expense
Foreign currency swaps	—	—	(1)	Net realized gains (losses)
Foreign currency swaps	9	5	5	Net investment income
	13	**36**	**26**	**Total before tax**
	3	8	5	Income tax expense
	$ 10	$ 28	$ 21	**Net income**
Pension and Other Postretirement Plan Adjustments				
Amortization of prior service credit	$ 7	$ 7	$ 7	Insurance operating costs and other expenses
Amortization of actuarial loss	(69)	(77)	(67)	Insurance operating costs and other expenses
	(62)	**(70)**	**(60)**	**Total before tax**
	(13)	(15)	(13)	Income tax expense
	(49)	**(55)**	**(47)**	**Net income**
Total amounts reclassified from AOCI	$ (262)	$ 158	$ 109	Net income

18. EMPLOYEE BENEFIT PLANS

Investment and Savings Plan

Substantially all U.S. employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in a variety of investments, including up to 10% in a fund consisting largely of common stock of The Hartford. The Company's contributions include a non-elective contribution of 2.0% of eligible compensation and a dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period. The Company also maintains a non-qualified savings plan, The Hartford Excess Savings Plan, with the dollar-for-dollar matching contributions related to employee compensation in excess of the amount of eligible compensation that can be contributed under the tax-qualified Investment and Savings Plan. An employee's eligible compensation includes overtime and bonuses but for the Investment and Savings Plan and Excess Savings Plan combined, is limited to $1 annually. The total cost to The Hartford for these plans was approximately

$142, $147 and $153 for the years ended December 31, 2022, 2021 and 2020, respectively.

Additionally, The Hartford has established defined contribution pension plans for certain employees of the Company's international subsidiaries. The cost to The Hartford for the years ended December 31, 2022, 2021 and 2020 for these plans was immaterial.

Postretirement Benefit Plans

Defined Benefit Pension Plan– The Company maintains The Hartford Retirement Plan for U.S. Employees, a U.S. qualified defined benefit pension plan ("U.S. Pension Plan") that covers substantially all U.S. employees hired prior to January 1, 2013. The Company also maintains non-qualified pension plans to provide retirement benefits previously accrued that are in excess of Internal Revenue Code limitations, as well as a Canadian defined benefit pension plan. Together, the non-

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

qualified and Canadian defined benefit plan are referred to as "Other Pension Plans".

The U.S. Pension Plan includes two benefit formulas, both of which are frozen: a final average pay formula (for which all accruals ceased as of December 31, 2008) and a cash balance formula for which benefit accruals ceased as of December 31, 2012, although interest will continue to accrue to existing cash balance formula account balances. Employees who were participants as of December 31, 2012 continue to earn vesting credit with respect to their frozen accrued benefits if they continue to work. The interest crediting rate on the cash balance plan is the greater of the average annual yield on 10-year U.S. Treasury Securities published in December of the prior calendar year or 3.3%. The Hartford Excess Pension Plan I and The Hartford Excess Pension Plan II, the Company's non-qualified excess pension benefit plans for certain highly compensated employees, are also frozen.

Group Retiree Health Plan- The Company provides certain health care and life insurance benefits for eligible retired employees. The Company's contribution for health care benefits are a function of the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap for certain retirees which limits average Company contributions. The Hartford has prefunded a portion of the health care obligations where such prefunding can be accomplished on a tax effective basis. Beginning January 1, 2017, for retirees 65 and older who were participating in the Retiree PPO Medical Plan, the Company funds the cost of medical and dental health care benefits through contributions to a Health Reimbursement Account and covered individuals can access a variety of insurance plans from a health care exchange. Effective January 1, 2002, Company-subsidized retiree medical, retiree dental and retiree life insurance benefits were eliminated for employees with original hire dates with the Company on or after January 1, 2002. The Company also amended its postretirement medical, dental and life insurance coverage plans to no longer provide subsidized coverage for employees who retired on or after January 1, 2014.

Assumptions

Pursuant to accounting principles related to the Company's pension and other postretirement obligations to employees under its various benefit plans, the Company is required to make a significant number of assumptions in order to calculate the related liabilities and expenses each period. The two

economic assumptions that have the most impact on pension and other postretirement expense under the defined benefit pension plans and group retiree health plan are the discount rate and the expected long-term rate of return on plan assets. The yield curve used to determine the discount rate is based on high-quality fixed income investments consistent with the highest yields grouped by duration. Based on all available market and industry information, it was determined that 5.43% and 5.39% were the appropriate discount rates as of December 31, 2022 to calculate the Company's U.S. Pension Plan and other postretirement obligations, respectively.

The expected long-term rate of return considers the actual compound rates of return earned over various historical time periods. The Company also considers the plan's funded status, the investment volatility, duration and total returns for various time periods related to the characteristics of the pension obligation, which are influenced by the Company's workforce demographics. For the pension plan, the Company has assumed an allocation of approximately 73% in fixed income securities and 27% in non-fixed income securities (global equities, hedge funds and private market alternatives) in its assumed expected long-term rate of return for the year ended December 31, 2022, whereas the Company anticipated an allocation of 65% in fixed income securities and 35% in non-fixed income securities to derive an expected long-term rate of return for the year ended December 31, 2021. For the other postretirement plans, the Company has assumed an allocation of approximately 75% in fixed income securities and 25% in non-fixed income securities in its assumptions for the years ended December 31, 2022 and 2021. Based upon these analyses, management determined the long-term rate of return assumption to be 5.10% and 4.80% for the Company's U.S. Pension Plan and other postretirement obligations, respectively, for the year ended December 31, 2022 and 5.40% and 4.90% for the Company's U.S. Pension Plan and other postretirement obligations, respectively, for the year ended December 31, 2021. To determine the Company's 2023 expense, the Company has assumed an allocation of 81% in fixed income securities and 19% in non-fixed income securities for the pension plan and an allocation of 100% in fixed income securities for the postretirement plans, contributing to an expected long-term rate of return on plan assets of 6.10% and 4.50% for the Company's U.S. Pension Plan and other postretirement obligations, respectively.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Assumptions Used in Calculating the Benefit Obligations and the Net Amount Recognized

	For the years ended December 31,		
	2022	**2021**	**2020**
Weighted Average Assumptions used to determine benefit obligations			
Discount rate:			
U.S. Pension Plan	5.43 %	2.91 %	2.65 %
Other Pension Plans	5.40 %	2.83 %	2.51 %
Other postretirement benefits	5.39 %	2.72 %	2.36 %
Interest crediting rate on cash balance plan	3.89 %	3.30 %	3.30 %
Weighted Average Assumptions used to determine net periodic benefit costs:			
Discount rate:			
U.S. Pension Plan	2.91 %	2.66 %	3.33 %
Other Pension Plans	2.83 %	2.52 %	3.25 %
Other postretirement benefits	2.72 %	2.36 %	3.15 %
Expected long-term rate of return on plan assets:			
U.S. Pension Plan	5.10 %	5.40 %	6.00 %
Other Pension Plans	3.30 %	2.90 %	3.90 %
Other postretirement benefits	4.80 %	4.90 %	5.60 %
Assumed Health Care Cost Trend Rates			
Pre-65 health care cost trend rate	7.00 %	7.00 %	7.00 %
Post-65 health care cost trend rate	N/A	N/A	N/A
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50 %	4.50 %	4.50 %
Year that the rate reaches the ultimate trend rate	2032	2032	2032

Obligations and Funded Status

The following tables set forth a reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets, as well as the funded status of the Company's defined benefit pension and postretirement health care and life insurance benefit plans. Information is presented for the qualified U.S. Pension Plan, Other Pension Plans (including non-qualified plans and the Canadian pension plan) and other postretirement benefits.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Obligations and Funded Status

	U.S. Pension Plan		Other Pension Plans		Total Pension Plans		Other Postretirement Benefits	
	For the years ended December 31,							
	2022	2021	2022	2021	2022	2021	2022	2021
Change in Benefit Obligation								
Benefit obligation — beginning of year	$ 4,210	$ 4,409	$ 439	$ 466	$ 4,649	$ 4,875	$ 197	$ 220
Service cost	4	4	—	—	4	4	—	—
Interest cost	101	87	10	9	111	96	4	3
Plan participants' contributions	—	—	—	—	—	—	10	11
Actuarial loss (gain)	14	(7)	4	2	18	(5)	(5)	1
Changes in assumptions	(985)	(96)	(92)	(11)	(1,077)	(107)	(33)	(5)
Benefits paid	(188)	(187)	(27)	(26)	(215)	(213)	(30)	(33)
Foreign exchange adjustment	—	—	—	(1)	—	(1)	—	—
Benefit obligation — end of year [1]	$ 3,156	$ 4,210	$ 334	$ 439	$ 3,490	$ 4,649	$ 143	$ 197
Change in Plan Assets								
Fair value of plan assets — beginning of year	$ 4,467	$ 4,346	$ 15	$ 17	$ 4,482	$ 4,363	$ 51	$ 63
Actual return on plan assets	(742)	338	(3)	(1)	(745)	337	(6)	4
Employer contributions	—	—	—	—	—	—	5	7
Benefits paid [2]	(188)	(187)	(1)	(1)	(189)	(188)	(20)	(23)
Expenses paid	(24)	(30)	—	—	(24)	(30)	—	—
Fair value of plan assets — end of year	$ 3,513	$ 4,467	$ 11	$ 15	$ 3,524	$ 4,482	$ 30	$ 51
Funded status — end of year	$ 357	$ 257	$ (323)	$ (424)	$ 34	$ (167)	$ (113)	$ (146)
Amounts Recognized in the Consolidated Balance Sheets								
Other assets	$ 357	$ 257	$ —	$ —	$ 357	$ 257	$ —	$ —
Other liabilities	$ —	$ —	$ (323)	$ (424)	$ (323)	$ (424)	$ (113)	$ (146)

[1]As of December 31, 2022 and 2021, the Accumulated Benefit Obligation is equal to the Projected Benefit Obligation.
[2]Other postretirement benefits paid represent non-key employee postretirement medical benefits paid from the Company's prefunded trust fund, net of participant contributions.

Changes in assumptions for the U.S. Pension Plan in 2022 primarily included a $997 decrease in the benefit obligation for pension benefits as a result of an increase in the discount rate from 2.91% as of the December 31, 2021 valuation to 5.43% as of the December 31, 2022 valuation. Changes in assumptions in 2021 included a $109 decrease in the benefit obligation for pension benefits as a result of an increase in the discount rate from 2.65% as of the December 31, 2020 valuation to 2.91% as of the December 31, 2021 valuation.

Changes in assumptions for the Other Pension Plans in 2022 primarily included a $92 decrease in the benefit obligation for pension benefits as a result of an increase in the discount rate from 2.83% as of the December 31, 2021 valuation to 5.40% as of the December 31, 2022 valuation. Changes in assumptions in 2021 included a $12 decrease in the benefit obligation for pension benefits as a result of an increase in the discount rate from 2.51% as of the December 31, 2020 valuation to 2.83% as of the December 31, 2021 valuation.
Included in the benefit obligation for the U.S. Pension Plan in the table above, the cash balance plan pension benefit obligation was $338 and $414 as of December 31, 2022 and 2021, respectively.

The fair value of assets for total pension plans, and hence the funded status, presented in the table above excludes assets of $170 and $210 as of December 31, 2022 and 2021, respectively, held in rabbi trusts and designated for the Other Pension Plans. The assets do not qualify as plan assets; however, the assets are available to pay benefits for certain retired, terminated and active participants. Such assets are available to the Company's general creditors in the event of insolvency. The rabbi trusts assets consist of equity and fixed income investments. To the extent the fair value of these rabbi trusts were included in the table above, total pension plan assets would have been $3,694 and $4,692 as of December 31, 2022 and 2021, respectively, and the funded status of total pension plans would have been $204 and $43 as of December 31, 2022 and 2021, respectively.

The tables below present an aggregate view of net periodic cost (benefit) and components of other comprehensive income and AOCI for pension plans that includes both the U.S. Pension Plan and Other Pension Plans. Net periodic cost (benefit) is recognized in insurance operating costs and other expenses in the Consolidated Statement of Operations.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Net Periodic Cost (Benefit)

	Pension Benefits			Other Postretirement Benefits		
	For the years ended December 31,					
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Service cost	$ 4	$ 4	$ 4	$ —	$ —	$ —
Interest cost	111	96	127	4	3	6
Expected return on plan assets	(202)	(205)	(215)	(2)	(3)	(4)
Amortization of prior service credit	—	—	—	(7)	(7)	(7)
Amortization of actuarial loss	62	69	60	7	8	7
Net periodic cost (benefit)	**$ (25)**	**$ (36)**	**$ (24)**	**$ 2**	**$ 1**	**$ 2**

Amounts Recognized in Other Comprehensive Income (Loss)

	Pension Benefits			Other Postretirement Benefits		
	For the years ended December 31,					
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Amortization of actuarial loss	$ 62	$ 69	$ 60	$ 7	$ 8	$ 7
Amortization of prior service credit	—	—	—	(7)	(7)	(7)
Net actuarial gain (loss)	89	214	(106)	30	5	(11)
Prior service cost (credit)	—	—	—	—	—	—
Total	**$ 151**	**$ 283**	**$ (46)**	**$ 30**	**$ 6**	**$ (11)**

Amounts in Accumulated Other Comprehensive Income (Loss), Before Tax, not yet Recognized as Components of Net Periodic Benefit Cost

	Pension Benefits			Other Postretirement Benefits		
	As of December 31,					
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Net loss	$ (1,664)	$ (1,815)	$ (2,098)	$ (87)	$ (124)	$ (136)
Prior service credit	—	—	—	47	54	60
Total	**$ (1,664)**	**$ (1,815)**	**$ (2,098)**	**$ (40)**	**$ (70)**	**$ (76)**

Actuarial net losses in AOCI that exceed 10% of the greater of the benefit obligation or the market-related value of plan assets are amortized to expense over the average future life expectancy of plan participants.

Pension Plan Assets
Investment Strategy and Target Allocation
The overall investment strategy of the U.S. Pension Plan is to produce total investment returns that provide sufficient funding for present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. With respect to asset management, the oversight responsibility of the U.S. Pension Plan rests with The Hartford's Pension Investment Committee composed of individuals whose responsibilities include establishing overall objectives and the setting of investment policy; selecting appropriate investment options and ranges; selecting qualified service providers such as investment managers and investment consultants; reviewing the asset allocation mix and asset allocation targets on a regular basis; and monitoring performance to determine whether or not the rate of return objectives are being met and that policy and guidelines are being followed. The Pension Investment Committee has adopted a de-risking glide path that reduces the target allocation to equity securities and alternative assets and increases the allocation to fixed income securities over time in response to improvement in the funded status of the U.S. Pension Plan. The Company believes that the asset allocation decision will be the single most important factor determining the long-term performance of the U.S. Pension Plan.

Target Asset Allocation Ranges

	Pension Plans		Other Postretirement Plans	
	Minimum	Maximum	Minimum	Maximum
Equity securities	— %	20 %	— %	— %
Fixed income securities	75 %	95 %	100 %	100 %
Alternative assets	— %	25 %	— %	— %

Divergent market performance among different asset classes and changes in the context of the glide path may, from time to time, cause the asset allocation to deviate from the desired asset allocation ranges. The asset allocation mix is reviewed on a periodic basis. If it is determined that an asset allocation mix rebalancing is required, future portfolio additions and

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

withdrawals will be used first, as necessary, to bring the allocation within tactical ranges, before shifting assets across portfolios.

The U.S. Pension Plan invests in investment portfolios managed by affiliated and unaffiliated managers to gain exposure to emerging markets, equity, hedge funds and other alternative investments. These portfolios encompass multiple asset classes reflecting the current needs of the U.S. Pension Plan, the investment preferences and risk tolerance of the U.S. Pension Plan and the desired degree of diversification. These asset classes include publicly traded equities, bonds and alternative

investments and are made up of individual investments in cash and cash equivalents, equity securities, debt securities, asset-backed securities, mortgage loans and hedge funds. Hedge fund investments represent a diversified portfolio of partnership investments in a variety of strategies.

In addition, the Company uses U.S. Treasury bond futures contracts and U.S. Treasury STRIPS, in addition to certain other investments, in a duration overlay program to adjust the duration of U.S. Pension Plan assets to better match the duration of the benefit obligation.

Pension Plan Assets at Fair Value

Asset Category	As of December 31, 2022				As of December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Short-term investments:	$ 155	$ —	$ —	$ 155	$ 120	$ 29	$ —	$ 149
Fixed Income Securities:								
Corporate	—	1,791	31	1,822	—	2,333	42	2,375
RMBS	—	115	—	115	—	98	—	98
U.S. Treasuries	—	165	—	165	23	169	—	192
Foreign government	—	25	1	26	—	38	2	40
CMBS	—	57	1	58	—	56	4	60
Other fixed income [1]	—	139	—	139	—	185	1	186
Mortgage Loans	—	—	165	165	—	—	202	202
Equity Securities:								
Domestic	8	—	—	8	237	—	—	237
International	—	7	—	7	121	—	—	121
Total pension plan assets at fair value, in the fair value hierarchy [2]	163	2,299	198	2,660	501	2,908	251	3,660
Other Investments, at net asset value [3]:								
Private Market Alternatives				666				572
Hedge funds				152				199
Total pension plan assets at fair value	$ 163	$ 2,299	$ 198	$ 3,478	$ 501	$ 2,908	$ 251	$ 4,431

[1]Includes ABS, municipal bonds, and CDOs.
[2]Excludes $46 and $51 as of December 31, 2022 and 2021, respectively, of investment receivables net of investment payables that are excluded from this disclosure requirement because they are trade receivables in the ordinary course of business where the carrying amount approximates fair value.
[3]Investments that are measured at net asset value per share or an equivalent and have not been classified in the fair value hierarchy.

The tables below provide fair value level 3 roll forwards for the U.S. Pension Plan Assets for which significant unobservable inputs ("Level 3") are used in the fair value measurement on a recurring basis. The U.S. Pension Plan classifies the fair value of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets,

if one or more of the significant inputs used to determine fair value are based on the U.S. Pension Plan's own assumptions. Therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pension Plan Asset Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Assets	Corporate	RMBS	Foreign government	Mortgage loans	Other [1]	Totals
Fair Value as of January 1, 2022	$ 42	$ —	$ 2	$ 202	$ 5	$ 251
Realized gains, net	—	—	—	—	—	—
Changes in unrealized gains (losses), net	(10)	—	—	(25)	—	(35)
Purchases	1	—	—	4	—	5
Settlements	—	—	—	—	—	—
Sales	(2)	—	—	(16)	—	(18)
Transfers into Level 3	3	—	—	—	—	3
Transfers out of Level 3	(3)	—	(1)	—	(4)	(8)
Fair Value as of December 31, 2022	$ 31	$ —	$ 1	$ 165	$ 1	$ 198
Fair Value as of January 1, 2021	$ 39	$ 1	$ 9	$ 161	$ —	$ 210
Realized gains (losses), net	—	—	—	(3)	—	(3)
Changes in unrealized gains, net	—	—	—	—	—	—
Purchases	6	—	—	55	5	66
Settlements	—	—	—	—	—	—
Sales	(5)	—	(7)	(11)	—	(23)
Transfers into Level 3	2	—	—	—	—	2
Transfers out of Level 3	—	(1)	—	—	—	(1)
Fair Value as of December 31, 2021	$ 42	$ —	$ 2	$ 202	$ 5	$ 251

[1] "Other" includes U.S. Treasuries, Other fixed income and CMBS investments.

During the year ended December 31, 2022, transfers into and (out) of Level 3 are primarily attributable to the appearance of or lack thereof of market observable information and the re-evaluation of the observability of pricing inputs.

During the year ended December 31, 2021, transfers into and (out) of Level 3 are primarily attributable to the appearance of or lack thereof of market observable information and the re-evaluation of the observability of pricing inputs.

There was less than $1 in Company common stock included in the U.S. Pension Plan's assets as of December 31, 2022 and 2021.

Other Postretirement Plan Assets at Fair Value

Asset Category	As of December 31, 2022				As of December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Short-term investments	$ 25	$ —	$ —	$ 25	$ 1	$ —	$ —	$ 1
Fixed Income Securities:								
Corporate	—	—	—	—	—	11	—	11
RMBS	—	1	—	1	—	7	—	7
U.S. Treasuries	—	4	—	4	1	13	—	14
Foreign government	—	—	—	—	1	—	—	1
CMBS	—	—	—	—	—	—	—	—
Other fixed income	—	—	—	—	—	1	—	1
Equity Securities:								
Large-cap	—	—	—	—	16	—	—	16
Total other postretirement plan assets at fair value	$ 25	$ 5	$ —	$ 30	$ 19	$ 32	$ —	$ 51

There was no Company common stock included in the other postretirement benefit plan assets as of December 31, 2022 and 2021.

Concentration of Risk

In order to minimize risk, the Pension Plan maintains a listing of permissible and prohibited investments. In addition, the Pension Plan has certain concentration limits and investment quality requirements imposed on permissible investment options. Permissible investments include U.S. equity, international equity,

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

alternative asset and fixed income investments including derivative instruments. Permissible derivative instruments include futures contracts, options, swaps, currency forwards, caps or floors and may be used to control risk or enhance return but will not be used for leverage purposes.

Securities specifically prohibited from purchase include, but are not limited to: shares or fixed income instruments issued by The Hartford (other than equity securities purchased on the open market as part of a passively managed strategy), short sales of any type within long-only portfolios, non-derivative securities involving the use of margin, leveraged floaters and inverse floaters, including money market obligations, natural resource real properties such as oil, gas or timber and precious metals.

Other than U.S. government and certain U.S. government agencies backed by the full faith and credit of the U.S. government, the Pension Plan does not have any material exposure to any concentration risk of a single issuer.

Expected Employer Contributions

The Company does not have a 2023 required minimum funding contribution for the U.S. qualified defined benefit pension plan. The Company has not determined whether, and to what extent, contributions may be made to the U.S. qualified defined benefit

pension plan in 2023. The Company will monitor the funded status of the U.S. qualified defined benefit pension plan during 2023 to make this determination.

Benefit Payments

Amounts of Benefits Expected to be Paid over the next Ten Years from Pension and other Postretirement Plans as of December 31, 2022

	Pension Benefits	Other Postretirement Benefits
2023	$ 235	$ 18
2024	240	16
2025	249	15
2026	255	13
2027	256	12
2028 - 2032	1,279	51
Total	**$ 2,514**	**$ 125**

19. STOCK COMPENSATION PLANS

The Company's stock-based compensation plans are described below. Shares issued in satisfaction of stock-based compensation may be made available from authorized but unissued shares, shares held by the Company in treasury or from shares purchased in the open market. In 2022, 2021 and 2020, the Company issued shares from treasury in satisfaction of stock-based compensation.

The Hartford measures stock compensation at the grant date based on the estimated fair value of the award and recognizes expense on a straight-line basis, net of estimated forfeitures, over the requisite service period. Stock-based compensation expense, included in insurance operating costs and other expenses in the consolidated statement of operations, was as follows:

Stock-Based Compensation Expense

	For the years ended December 31,		
	2022	**2021**	**2020**
Stock-based compensation plans expense	$ 131	$ 128	$ 116
Income tax benefit	(22)	(22)	(20)
Excess tax benefit on awards vested, exercised and expired	(12)	(6)	(1)
Total stock-based compensation plans expense, net of tax	**$ 97**	**$ 100**	**$ 95**

The Company did not capitalize any cost of stock-based compensation. As of December 31, 2022, the total compensation cost related to non-vested awards not yet recognized was $66, which is expected to be recognized over a weighted average period of 2 years.

Stock Plan

Future stock-based awards may be granted under The Hartford's 2020 Stock Incentive Plan (the "Stock Incentive Plan") other than the Subsidiary Stock Plan and the Employee Stock Purchase Plan described below. The Stock Incentive Plan provides for awards to be granted in the form of non-qualified or incentive stock options qualifying under Section 422 of the Internal Revenue Code, stock appreciation rights, performance shares, restricted stock or restricted stock units, or any other form of stock-based award. The maximum number of shares, subject to adjustments set forth in the 2020 Stock Plan, that may be issued to Company employees and third-party service providers during the 10-year duration of the Stock Incentive Plan is the sum of 11,250,000 shares, any shares forfeited subsequent to February 29, 2020, plus any shares used for tax withholding purposes. If any award under an earlier incentive stock plan is forfeited, terminated, surrendered, exchanged, expires unexercised, or is settled in cash in lieu of stock (including to effect tax withholding) or for the net issuance of a lesser number of shares than the number subject to the award, the shares of stock subject to such award (or the relevant portion thereof) shall be available for awards under the Stock Incentive Plan and such shares shall be added to the maximum limit. As of December 31, 2022, there were 8,181,554 shares available for future issuance.

The fair values of awards granted under the Stock Incentive Plan are measured as of the grant date and expensed ratably over the awards' vesting periods, generally 3 years. For stock awards to retirement-eligible employees, the Company recognizes the expense over a period shorter than the stated vesting period because the employees receive accelerated vesting upon retirement and, therefore, the vesting period is considered non-substantive.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stock Option Awards

Under the Stock Incentive Plan, options granted have an exercise price at least equal to the market price of the Company's common stock on the date of grant, and an option's maximum term is not to exceed 10 years. Options generally become exercisable over a period of three years commencing one year from the date of grant.

The Company uses a hybrid lattice/Monte-Carlo based option valuation model (the "Plan Valuation Model") that incorporates the possibility of early exercise of options into the valuation. The Plan Valuation Model also incorporates the Company's historical termination and exercise experience to determine the option value.

The Plan Valuation Model incorporates ranges of assumptions for inputs, and those ranges are disclosed below. The term structure of volatility is generally constructed utilizing implied volatilities from exchange-traded options, historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the Plan Valuation Model, and accommodates variations in employee preference and risk-tolerance by segregating the grantee pool into a series of behavioral cohorts and conducting a fair valuation for each cohort individually. The expected term of options granted is derived from the output of the option Plan Valuation Model and represents, in a mathematical sense, the period of time that options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Constant Maturity Treasury yield curve in effect at the time of grant.

Stock Options Valuation Assumptions

	For the years ended December 31,		
	2022	**2021**	**2020**
Expected dividend yield	2.3%	2.8%	2.6%
Expected annualized spot volatility	28.3 % - 29.6%	34.1 % - 43.0%	22.2 % - 36.2%
Weighted average annualized volatility	28.8%	39.4%	30.9%
Risk-free spot rate	(0.04)% - 2.0%	0.03 % - 1.4%	1.3 % - 1.6%
Expected term	6.4 years	6.4 years	6.6 years

Non-qualified Stock Option Activity Under the Stock Incentive Plan

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	For the year ended December 31, 2022			
Outstanding at beginning of year	6,435	$ 47.46		
Granted	876	$ 69.41		
Exercised	(715)	$ 36.31		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at end of year	6,596	$ 51.58	5.6	$ 160
Outstanding, fully vested and expected to vest	6,546	$ 51.51	5.6	$ 159
Exercisable at end of year	4,899	$ 48.16	4.6	$ 136

Aggregate intrinsic value represents the value of the Company's closing stock price on the last trading day of the period in excess of the exercise price multiplied by the number of options outstanding or exercisable. The aggregate intrinsic value excludes the effect of stock options that have a zero or negative intrinsic value. The weighted average grant-date fair value per share of options granted during the years ended December 31, 2022, 2021, and 2020 was $16.56, $14.88 and $12.97, respectively. For the years ended December 31, 2022, 2021, and 2020, The Hartford received $26, $45, and $3, respectively, in cash from exercised stock options. The Hartford recognized tax benefits of $3, $4, and $0 on stock options exercised for the years ended December 31, 2022, 2021, and 2020, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $24, $28, and $2, respectively.

Share Awards

Share awards granted under the Stock Incentive Plan and outstanding include restricted stock units and performance shares. Performance shares become payable within a range of 0% to 200% of the number of shares initially granted based upon the attainment of specific performance goals achieved at the end of three years and, for the 2021 grant year, is subject to a modifier that will either increase or decrease final performance by 10% based upon results against predetermined year-end 2023 representation goals for women and people of color in executive level roles.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Performance share awards that are not dependent on market conditions are valued equal to the market price of the Company's common stock on the date of grant. Stock compensation expense for these performance share awards without market conditions is based on a current estimate of the number of awards expected to vest based on the performance level achieved and, therefore, may change during the performance period as new estimates of performance are available.

Other performance share awards or portions thereof have a market condition based upon the Company's total stockholder return relative to a group of peer companies within a period of three years from the date of grant. Stock compensation expense for these performance share awards is based on the number of awards expected to vest as estimated at the grant date and, therefore, does not change for changes in estimated performance. The Company uses a risk neutral Monte-Carlo Plan Valuation Model that incorporates time to maturity, implied volatilities of the Company and the peer companies, and correlations between the Company and the peer companies and interest rates.

Assumptions for Total Stockholder Return Performance Shares

| | For the years ended December 31, | | |
	2022	2021	2020
Volatility of common stock	35.9%	37.3%	19.6%
Average volatility of peer companies	27.0 % - 46.0%	27.0 % - 49.0%	18.0 % - 31.0%
Average correlation coefficient of peer companies	68.0%	67.0%	51.0%
Risk-free spot rate	1.8%	0.2%	1.2%
Term	3.0 years	3.0 years	3.0 years

Total Share Awards

Non-vested Share Award Activity Under the Stock Incentive Plan

| | Restricted Stock Units | | Performance Shares | |
	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares (in thousands)	Weighted-Average Grant date Fair Value
Non-vested shares	For the year ended December 31, 2022			
Non-vested at beginning of year	4,031 $	52.45	765 $	52.53
Granted	1,128 $	69.32	325 $	71.54
Performance based adjustment, net			90 $	52.27
Vested	(1,416) $	50.68	(449) $	51.08
Forfeited	(226) $	56.97	(20) $	57.30
Non-vested at end of year	3,517 $	58.28	711 $	63.04

In addition to the non-vested shares presented in the above table, there are related non-vested dividend equivalent shares. The number of non-vested dividend equivalent shares related to restricted stock units was 182 thousand and 209 thousand as of December 31, 2022 and 2021, respectively, and the number of non-vested dividend equivalent shares related to performance shares was 25 thousand and 30 thousand as of December 31, 2022 and 2021, respectively. The dividend equivalent shares are subject to the same vesting terms as the restricted stock units and performance shares.

The weighted average grant-date fair value per share of restricted stock units granted during the years ended December 31, 2022, 2021, and 2020 was $69.32, $52.13 and $54.64, respectively. The weighted average grant-date fair value per share of performance shares granted during the years ended December 31, 2022, 2021, and 2020 was $71.54, $56.09 and $55.62, respectively.

The total fair value of shares vested during the years ended December 31, 2022, 2021 and 2020 was $134, $105 and $73, respectively, based on actual or estimated performance factors. The Company did not make cash payments in settlement of stock compensation during the years ended December 31, 2022, 2021 and 2020.

Subsidiary Stock Plan

The Hartford has a subsidiary stock-based compensation plan similar to the Stock Incentive Plan, except that it awards non-public subsidiary stock as compensation. The Company recognized stock-based compensation plan expense of $13, $11 and $11 in the years ended December 31, 2022, 2021 and 2020, respectively, for the subsidiary stock plan. Upon employee vesting of subsidiary stock, the Company recognizes a noncontrolling equity interest. Employees are restricted from selling vested subsidiary stock to anyone other than the Company and the Company has discretion on the amount of stock to repurchase. Therefore, the subsidiary stock is classified

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

as equity because it is not mandatorily redeemable. For the years ended December 31, 2022, 2021 and 2020, the Company repurchased $10, $16 and $10, respectively, in subsidiary stock.

Employee Stock Purchase Plan

The Company sponsors The Hartford Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of The Hartford purchase common stock of the Company at a discount rate of 5% of the market price per share on the last trading day of the offering period. Accordingly, the plan is a non-compensatory plan. Employees purchase a variable number of

shares of stock through payroll deductions elected as of the beginning of the offering period. The Company may sell up to 15,400,000 shares of stock to eligible employees under the ESPP. As of December 31, 2022, there were 3,350,171 shares available for future issuance. During the years ended December 31, 2022, 2021 and 2020, 194,504 shares, 199,173 shares, and 340,653 shares were sold, respectively. For the years ended December 31, 2022, 2021 and 2020, The Hartford received $13, $13 and $13, respectively, in cash from sales under this plan.

20. LEASES

The Hartford has operating leases for real estate and equipment. The right-of-use asset as of December 31, 2022 and 2021 was $135 and $167, respectively, and is included in property and equipment, net, in the Consolidated Balance Sheet. The lease liability as of December 31, 2022 and 2021 was $136 and $184, respectively, and is included in other liabilities in the Consolidated Balance Sheet. Variable lease costs include changes in interest rates on variable rate leases primarily for automobiles. In 2022 and 2021, variable lease costs of $6 and $4, respectively, were reported in restructuring and other costs for lease terminations under Hartford Next (see Note 22 - Restructuring and Other Costs for more information), and were excluded from components of lease expense.

Components of Lease Expense

	For the years ended December 31,		
	2022	2021	2020
Operating lease cost	$ 40	$ 45	$ 52
Variable lease cost	—	2	—
Sublease income	(4)	(3)	(5)
Total lease costs included in insurance operating costs and other expenses	$ 36	$ 44	$ 47

Supplemental Operating Lease Information

	For the years ended December 31,		
	2022	2021	2020
Operating cash flows for operating leases (for the twelve months ended)	$ 56	$ 46	$ 54
Right-of-use asset obtained in exchange for new operating lease liabilities	6	3	49
Weighted-average remaining lease term in years for operating leases	6 years	6 years	7 years
Weighted-average discount rate for operating leases	3.0 %	3.0 %	3.1 %

Maturities of Operating Lease Liabilities as of December 31, 2022

	Operating Leases
2023	$ 37
2024	29
2025	21
2026	16
2027	14
Thereafter	30
Total lease payments	**147**
Less: Discount on lease payments to present value	11
Total lease liability	**$ 136**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. BUSINESS DISPOSITIONS

Sale of Continental Europe Operations

On December 29, 2021, the Company completed the sale of its Continental Europe Operations for approximately $11, net of transaction costs. The complete sale of the Continental Europe Operations consists of multiple arrangements designed as a single transaction. The Continental Europe Operations are included in the Commercial Lines segment. Revenues and earnings are not material to the Company's consolidated results of operations for the years ended December 31, 2021 and 2020.

The sale resulted in losses of approximately $21 and $48, before tax, for the periods ended December 31, 2021 and 2020, respectively, which were recorded within net realized gains (losses) in the Consolidated Statements of Operations. The Company also recorded related income tax benefits on the sale of $5 and $18, for after tax losses of $16 and $30, for the years ended December 31, 2021 and 2020, respectively.

Total consideration less costs to sell of $11 is subject to change based on how the ultimate amounts required to settle claims on 2020 and prior accident years, as determined at the end of 2024, compare with recorded reserves as currently estimated. The contingent consideration has been estimated at its fair value of $0 and could result in an increase or decrease in consideration depending on how ultimate losses develop. Any change in the estimated fair value of contingent consideration in a future period would increase or decrease the estimated loss on sale in that period.

Major Classes of Assets and Liabilities Transferred by the Company to the Buyer in Connection with the Sale

	Carrying Value as of	
	Closing	**December 31, 2020 [1][2]**
Assets		
Investments and cash	$ 150	$ 142
Reinsurance recoverables and other	13	35
Total assets held for sale	**163**	**177**
Liabilities		
Unpaid losses and loss adjustment expenses	81	84
Unearned premiums	19	31
Other liabilities	52	43
Total liabilities held for sale	**$ 152**	**$ 158**

[1]As of December 31, 2020, the estimated fair value of the disposal group is $14 based on the estimated consideration to be received less cost to sell. Within the disposal group, as of December 31, 2020, investments in fixed maturities and short-term investments, which are measured at fair value on a recurring basis, had a fair value of $84, of which $1 was based on quoted prices in active markets for identical assets and $83 was based on significant observable inputs. The remaining fair value less costs to sell for the disposal group is $(70), which is measured on a nonrecurring basis using significant unobservable inputs. See Note 4—Fair Value Measurements for more information.

[2]Classified as assets and liabilities held for sale.

22. RESTRUCTURING AND OTHER COSTS

In recognition of the need to become more cost efficient and competitive along with enhancing the experience we provide to agents and customers, on July 30, 2020 the Company announced an operational transformation and cost reduction plan it refers to as Hartford Next. Hartford Next is intended to reduce annual insurance operating costs and other expenses through reduction of the Company's headcount, investment in information technology ("IT") to further enhance our capabilities, and other activities. The activities are expected to be substantially complete by the end of 2023.

Termination benefits related to workforce reductions and professional fees are included within restructuring and other costs in the Consolidated Statement of Operations and unpaid restructuring costs are included in other liabilities in the Company's Consolidated Balance Sheets. For the years ended December 31, 2022 and December 31, 2021, the severance benefits accrual was reduced by $7 and $25 respectively, due to more recent experience of higher than expected voluntary attrition. Subsequent to December 31, 2022, the Company expects to incur additional costs including, amortization of right of use assets and other lease exit costs, other IT costs to retire applications, and other expenses. Total restructuring and other costs are expected to be approximately $125, before tax, and will be recognized in Corporate for segment reporting. The estimated restructuring and other costs for future periods do not include all costs associated with the real estate consolidation plan as those plans are still being finalized.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Restructuring and Other Costs, Before Tax

	Incurred in the Year Ended December 31, 2020	Incurred in the Year Ended December 31, 2021	Incurred in the Year Ended December 31, 2022	Cumulative Incurred in the Year Ended December 31, 2022	Total Amount Expected to be Incurred
Severance benefits	$ 73	$ (25)	$ (7)	$ 41	$ 41
IT costs	2	9	8	19	24
Professional fees and other expenses	29	17	12	58	60
Total restructuring and other costs, before tax	$ 104	$ 1	$ 13	$ 118	$ 125

Accrued Restructuring and Other Costs

	Year Ended December 31, 2022			
	Severance Benefits and Related Costs	IT Costs	Professional Fees and Other	Total Restructuring and Other Costs Liability
Balance, beginning of period	$ 18	$ —	$ —	$ 18
Incurred	(7)	8	12	13
Payments	(4)	(8)	(12)	(24)
Balance, end of period	$ 7	$ —	$ —	$ 7

Accrued Restructuring and Other Costs

	Year Ended December 31, 2021			
	Severance Benefits and Related Costs	IT Costs	Professional Fees and Other	Total Restructuring and Other Costs Liability
Balance, beginning of period	$ 54	$ —	$ —	$ 54
Incurred	(25)	9	17	1
Payments	(11)	(9)	(17)	(37)
Balance, end of period	$ 18	$ —	$ —	$ 18

Corporate Information

Corporate Headquarters

The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Internet Address

www.thehartford.com

Investor Relations

The Hartford Financial Services Group, Inc.
Investor Relations
One Hartford Plaza (TA1-1)
Hartford, CT 06155
860-547-2537
E-mail: investorrelations@thehartford.com

Transfer Agent/Shareholder Record

Shareholder correspondence should be mailed to:
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233

Overnight correspondence should be mailed to:
Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY, 40202

Shareholder website:
www.computershare.com/investor

Shareholder Services:
Toll-free 877-272-7740

Annual Report on Form 10-K

Shareholders may receive without charge a copy of The Hartford's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission upon request to:

Donald C. Hunt
Senior Vice President & Corporate Secretary
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

BUILDING A SUSTAINABLE DEI CULTURE

2023 CATALYST AWARD
winner

Since 1987, the Catalyst Award has been given to innovative organizational initiatives that address the recruitment, development and advancement of women. Every year, Catalyst receives applications from companies around the world whose groundbreaking initiatives to advance women and other underrepresented groups make them eligible for the Catalyst Award.

We are proud to be a 2023 Catalyst Award winner, earning the premier global recognition of organizational diversity, equity and inclusion (DEI) initiatives that drive representation and inclusion for women.

A vision and strategy of continuous improvement in four areas, accountability, inclusiveness, brand and talent, propelled our DEI transformation. We were recognized for creating a sustainable DEI culture by embedding the work at all levels of the organization and throughout our processes for managing talent. From our Board of Directors and CEO to managers and customer-facing employees, we are committed to DEI and the positive impact it has on our business, our communities and the world.

> This initiative offers new practices that others could learn from, and is, in the team's view, more innovative than any recent winner.
>
> – The Catalyst Team
>
> The Hartford has not only demonstrated an initial commitment to diversity, equity and inclusion, they've demonstrated the ability, and the willingness and the desire to sustain that effort.
>
> – James, Employee
>
> This was the first time in my career that I'd be working with a woman leader and also in an organization where I was able to see women leaders at so many different levels.
>
> – Rushell, Employee

The Hartford's comprehensive DEI strategy is elevating women across the company.

INCREASE OF WOMEN'S REPRESENTATION 2010-2021
(IN PERCENTAGE POINTS)

+23.6 Among senior vice presidents (SVPs) and above – 18.4% to 42%

+4.2 Among vice presidents (VPs) and assistant vice presidents (AVPs) – 31.9% to 36.1%

For women of color:

+12 Among SVPs and above – 0% to 12%

+2 Among VPs and AVPs – 1.9% to 4%

And is creating a company-wide sense of inclusivity.

91% of employees feel they can voice their ideas and opinions, even if they are different from others'

Learn more about the Catalyst Awards at **Catalyst.org/solution/catalyst-award**

DOING WHAT'S RIGHT ALLOWS US TO HOLD OURSELVES TO THE HIGHEST ETHICAL STANDARDS

It's fundamental to our culture: Doing the right thing every day and in every situation. And while our efforts do award us recognition, the real reward is the impact we make on our employees, our customers and our communities.

 Highest ranked insurance company, America's Most "JUST" Companies, *JUST Capital and Forbes (2023)*

 World's Most Ethical Companies®, *Ethisphere Institute (2023)*

 Military Friendly Employer, *Military Times (2023)*

 Bloomberg Gender-Equality Index (GEI) *(2023)*

 Catalyst Award Winner *(2023)*

 Best Place to Work for Lesbian, Gay, Bisexual and Transgender (LGBT) Equality, *Human Rights Campaign, Corporate Equality Index (2022)*

 100% Disability Equality Index, Best Place to Work *(2022)*

 Named to the Dow Jones Sustainability Indices *(2022)*

LEARN MORE.
Visit us at **TheHartford.com/our-company**



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